Filed Pursuant to Rule 424(b)(3)
File No. 333-187933

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To Our Stockholders:

On behalf of the board of directors of US Airways Group, Inc., we invite you to attend the 2013 annual meeting of stockholders to be held at the offices of Latham & Watkins LLP, located at 885 Third Avenue, New York, New York 10022, on Friday, July 12, 2013 at 9:00 a.m., local time.

As previously announced, the board of directors of US Airways Group has unanimously approved the merger of US Airways Group with AMR Merger Sub, Inc., a wholly-owned subsidiary of AMR Corporation, pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated as of February 13, 2013, as amended, by and among AMR, US Airways Group, and AMR Merger Sub. The merger will create a premier global airline that our board believes will have the scale, breadth, and capabilities to compete more effectively and profitably in the global marketplace. AMR, as reorganized following emergence from its Chapter 11 proceedings currently pending in the U.S. Bankruptcy Court for the Southern District of New York, will be the ultimate parent of the combined airline and will be renamed American Airlines Group Inc., or AAG. The combined airline will present a single brand name to consumers—American Airlines®.

The merger cannot be completed unless US Airways Group stockholders vote in favor of the adoption of the merger agreement. The obligations of US Airways Group and AMR to complete the merger are also subject to the satisfaction or waiver of other conditions, including clearance from regulatory agencies. The merger is to be effected pursuant to a plan of reorganization of AMR and certain of its subsidiaries in connection with their Chapter 11 proceedings. The plan of reorganization is subject to confirmation and consummation in accordance with the requirements of the Bankruptcy Code.

If the merger is completed, holders of US Airways Group common stock will receive one share of newly issued common stock of AAG for each share of US Airways Group common stock they own, subject to the terms and conditions of the merger agreement. The aggregate number of shares of AAG common stock issuable to holders of US Airways Group equity instruments (including stockholders, holders of convertible notes, optionees, and holders of restricted stock units) will represent 28% of the diluted equity ownership of AAG. The remaining 72% diluted equity ownership in AAG will be distributable, pursuant to the plan of reorganization, to stakeholders, labor unions, and certain employees of AMR and its debtor subsidiaries.

US Airways Group common stock currently trades on the NYSE under the symbol “LCC.” It is a condition to the completion of the merger that the shares of AAG common stock to be issued to US Airways Group equity holders pursuant to the merger be authorized for listing on the NYSE or NASDAQ.

We intend for the merger to qualify as a reorganization for U.S. federal income tax purposes, and the completion of the merger is conditioned on the receipt by each of US Airways Group and AMR of an opinion from its outside counsel to the effect that the merger will qualify as such a reorganization. Assuming the merger qualifies as a reorganization, US Airways Group stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of US Airways Group common stock for shares of newly issued common stock of AAG in connection with the merger.

The board of directors of US Airways Group has determined that the merger agreement and the merger are advisable and in the best interests of US Airways Group and its stockholders and has unanimously approved the merger agreement and the merger.

We are asking you to vote to adopt the merger agreement at the 2013 annual meeting of stockholders. At the 2013 annual meeting of stockholders, you will also be asked to vote on the election of US Airways Group directors and other matters.

The accompanying proxy statement/prospectus is the proxy statement of US Airways Group for the 2013 annual meeting of stockholders and also the prospectus of AMR for the common stock of AAG that will be issued to US Airways Group equity holders in connection with the merger. More information about US Airways Group, AMR, AAG, the merger agreement, the merger, the plan of reorganization, the business to be conducted at the meeting, and the procedures to be followed at the meeting is contained in the accompanying proxy statement/prospectus. We encourage you to read the accompanying proxy statement/prospectus carefully before voting, including the section entitled “Risk Factors” beginning on page 44.

The board of directors of US Airways Group unanimously recommends that US Airways Group’s stockholders vote “FOR” the proposal to adopt the merger agreement, “FOR” the proposal to approve, on a non-binding, advisory basis, the merger-related compensation of US Airways Group’s named executive officers as disclosed in the attached proxy statement/prospectus, “FOR” the adjournment of the 2013 annual meeting of stockholders, if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement if there are not sufficient votes at the time of such adjournment to adopt the merger agreement, and “FOR” each of the other proposals described in the accompanying proxy statement/prospectus.

We cannot complete the merger unless the stockholders of US Airways Group vote to adopt the merger agreement. Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the 2013 annual meeting of stockholders in person, we request that you complete, date, sign, and return the enclosed proxy card (if you received US Airways Group’s proxy materials by mail), or, if your proxy card includes instructions for using these methods, vote by telephone or over the Internet as directed by the instructions provided on your proxy card. Of course, returning your proxy does not prevent you from attending the 2013 annual meeting of stockholders and voting your shares in person. If you choose to attend the 2013 annual meeting of stockholders in person, you may revoke your proxy and cast your vote at the meeting.

If you plan to attend the 2013 annual meeting of stockholders in person, are a stockholder of record and received US Airways Group’s proxy materials by mail, please mark your proxy card in the space provided for that purpose. An admission ticket is included with the proxy card for each stockholder of record. If your shares are not registered in your own name but rather held in street name and you would like to attend the 2013 annual meeting of stockholders in person, please ask the broker, bank, or other nominee that holds the shares to provide you with evidence of your share ownership. Please be sure to bring the admission ticket or evidence of your share ownership to the meeting.

Sincerely,

W. Douglas Parker

Chairman of the Board and

Chief Executive Officer

The accompanying proxy statement/prospectus is dated June 10, 2013, and is first being mailed to stockholders of US Airways Group on or about June 11, 2013.

US AIRWAYS GROUP, INC.

111 WEST RIO SALADO PARKWAY

TEMPE, ARIZONA 85281

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON FRIDAY, JULY 12, 2013

June 10, 2013

NOTICE IS HEREBY GIVEN that the 2013 annual meeting of stockholders of US Airways Group, Inc., a Delaware corporation (“US Airways Group”), will be held at the offices of Latham & Watkins LLP, located at 885 Third Avenue, New York, New York 10022, on Friday, July 12, 2013 at 9:00 a.m., local time, for the purposes of considering and acting upon:

•

a proposal to adopt the Agreement and Plan of Merger, as amended (the “Merger Agreement”), dated as of February 13, 2013, by and among US Airways Group, AMR Corporation (“AMR”), and AMR Merger Sub, Inc., a wholly-owned subsidiary of AMR (“AMR Merger Sub”);

•

a proposal to consider and approve, on a non-binding, advisory basis, the merger-related compensation of US Airways Group’s named executive officers as disclosed in the attached proxy statement/prospectus;

•

a proposal to approve the adjournment of the 2013 annual meeting of stockholders, if necessary, to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are not sufficient votes at the time of such adjournment to adopt the Merger Agreement;

•

a proposal to elect two directors in Class II to the board of directors of US Airways Group to serve until the 2016 annual meeting of stockholders of US Airways Group and until their respective successors have been duly elected and qualified;

•	a proposal to ratify the appointment of KPMG LLP as the independent registered public accounting firm of US Airways Group for the fiscal year ending December 31, 2013;

•	a proposal to consider and approve, on a non-binding, advisory basis, the compensation of US Airways Group’s named executive officers as disclosed in the attached proxy statement/prospectus; and

•

such other business as properly may come before the 2013 annual meeting of stockholders or any adjournments or postponement thereof—the board of directors of US Airways Group is not aware of any other business to be presented to a vote of the stockholders at the 2013 annual meeting of stockholders.

Information relating to the above matters is set forth in the attached proxy statement/prospectus, which is incorporated into this notice by reference. The board of directors of US Airways Group has fixed the close of business on May 30, 2013 as the record date for determination of US Airways Group stockholders entitled to receive notice of, and to vote at, the 2013 annual meeting of stockholders or any adjournments or postponement thereof. A list of the names of US Airways Group stockholders of record will be available for ten days prior to the 2013 annual meeting of stockholders for any purpose germane to the 2013 annual meeting of stockholders between the hours of 9:00 a.m. and 5:00 p.m., local time, at US Airways Group’s headquarters, 111 West Rio Salado Parkway, Tempe, Arizona 85281. The US Airways Group stockholder list will also be available at the 2013 annual meeting of stockholders for examination by any stockholder present at the 2013 annual meeting of stockholders.

If you do not expect to attend the 2013 annual meeting of stockholders in person, you are requested to vote by submitting a proxy for your shares using the toll-free number or the website provided on your proxy card, if your proxy card includes instructions for using these quick, cost-effective, and easy methods for submitting proxies or if you received US Airways Group’s proxy materials by mail, completing, signing, and dating the enclosed proxy card and returning it without delay in the enclosed envelope, which requires no postage stamp if mailed in the U.S.

Voting by phone, Internet, or mail will not prevent you from later revoking your proxy and voting in person at the 2013 annual meeting of stockholders. If you want to vote at the 2013 annual meeting of stockholders, but your shares are held in street name by a broker, bank, or other nominee, you will need to obtain proof of ownership as of May 30, 2013 and a proxy to vote the shares from your broker, bank, or other nominee.

By Order of the Board of Directors of US Airways Group,

Caroline B. Ray

Corporate Secretary

Tempe, Arizona

June 10, 2013

The accompanying proxy statement/prospectus provides a detailed description of the Merger Agreement, the merger, and the other matters to be considered at the 2013 annual meeting of stockholders. We urge you to read the accompanying proxy statement/prospectus, including any documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety, including the section entitled “Risk Factors” beginning on page 44. If you have any questions concerning the Merger Agreement, the other proposals, or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus, or need help voting your shares, please contact US Airways Group’s proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

(800) 322-2885

Important notice regarding the Internet availability of proxy materials for the 2013 annual meeting of stockholders to be held on July 12, 2013: This notice of 2013 annual meeting of stockholders, the accompanying proxy statement/prospectus, and US Airways Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 are available at www.proxyvote.com.

PLEASE READ THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS CAREFULLY AND THEN PROMPTLY INDICATE YOUR VOTING INSTRUCTIONS BY: (i) SUBMITTING A PROXY FOR YOUR SHARES BY USING THE TOLL-FREE NUMBER OR WEBSITE INDICATED ON YOUR PROXY CARD, IF YOUR PROXY CARD INCLUDES INSTRUCTIONS FOR USING THESE METHODS, OR (ii) SUBMITTING A PROXY IN WRITING BY FILLING OUT, SIGNING, AND DATING YOUR PROXY CARD AND MAILING IT IN THE PREPAID ENVELOPE INCLUDED IN THESE PROXY MATERIALS.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

Glossary of Terms

For the convenience of the reader, certain capitalized terms used in this proxy statement/prospectus have been consolidated into a Glossary beginning on page 35.

General Content of this Proxy Statement/Prospectus

This proxy statement/prospectus is for the principal purpose of soliciting the approval of the stockholders of US Airways Group of the adoption of the Agreement and Plan of Merger, dated as of February 13, 2013, by and among AMR, AMR Merger Sub, and US Airways Group, as amended by the Amendment to Agreement and Plan of Merger (the “Amendment”), dated as of May 15, 2013, by and among AMR, AMR Merger Sub, and US Airways Group and the Second Amendment to Agreement and Plan of Merger (the “Second Amendment”), dated as of June 7, 2013, by and among AMR, AMR Merger Sub, and US Airways Group (as amended, the “Merger Agreement”). However, because US Airways Group would ordinarily hold its annual meeting of stockholders in mid-June, in order to avoid the expense and inconvenience of holding two stockholders meetings in a short period of time, a single stockholders meeting will be held to act on the matters customarily placed before stockholders at the annual meeting as well as the matters to be placed before stockholders in connection with the adoption of the Merger Agreement and the approval of certain related items. Accordingly, this proxy statement/prospectus includes information related to all such matters.

Registration Statement, Prospectus, and Proxy Statement under the Federal Securities Laws

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by AMR, constitutes a prospectus of AMR under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of AMR, which will be subsequently renamed American Airlines Group Inc. (“AAG”), to be issued to US Airways Group equity holders in connection with the merger of AMR Merger Sub with and into US Airways Group, with US Airways Group continuing as the surviving entity in such merger as a direct wholly-owned subsidiary of AMR pursuant to the Merger Agreement (the “Merger”). This proxy statement/prospectus also constitutes a proxy statement under Section 14(a) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and a notice of meeting with respect to the 2013 annual meeting of stockholders of US Airways Group (the “2013 Annual Meeting of Stockholders”) to consider and vote upon the proposal to adopt the Merger Agreement and the other matters specified herein.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this proxy statement/prospectus regarding US Airways Group and its subsidiaries has been provided by US Airways Group, information contained in this proxy statement/prospectus regarding AMR and its subsidiaries has been provided by AMR, and information contained in this proxy statement/prospectus regarding AAG has been provided by both US Airways Group and AMR.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

i

THIS PROXY STATEMENT/PROSPECTUS INCORPORATES ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about US Airways Group from documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon request. For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, see the section entitled “Additional Information” beginning on page 347.

You can obtain any of the documents of US Airways Group incorporated by reference into this proxy statement/prospectus from the SEC through the SEC’s website at www.sec.gov. Documents of US Airways Group that are incorporated by reference are also available from US Airways Group without charge, excluding any exhibits to those documents that are not specifically incorporated by reference as an exhibit in this proxy statement/prospectus. US Airways Group stockholders may request a copy of those documents in writing or by telephone by contacting:

US Airways Group, Inc.

111 West Rio Salado Parkway

Tempe, Arizona 85281

Telephone number: (480) 693-0800

Attn: Investor Relations

or

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Telephone number: (800) 322-2885

In order for you to receive timely delivery of the documents in advance of the 2013 Annual Meeting of Stockholders, US Airways Group or MacKenzie should receive your request no later than July 9, 2013.

AMR is not currently eligible under the SEC’s rules to avail itself of the ability to incorporate by reference documents into this proxy statement/prospectus. Accordingly, much of the information that US Airways Group has incorporated by reference, such as the description of its business, management’s discussion and analysis of financial condition and results of operations, and its consolidated financial statements, is, with respect to AMR, fully set forth in this proxy statement/prospectus, principally in Part III beginning on page 206, the AMR 2012 consolidated financial statements beginning on page F-31, and the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 beginning on page F-2.

Investors may also consult US Airways Group’s or AMR’s respective websites for more information concerning the Merger. AMR’s website is www.aa.com. US Airways Group’s website is www.usairways.com. Information included on AMR’s website and on US Airways Group’s website is not incorporated by reference into this proxy statement/prospectus. In addition, for information regarding the voluntary cases commenced by AMR and certain of its direct and indirect subsidiaries under chapter 11 of the Bankruptcy Code (the “Chapter 11 Cases”), investors may access filings made in those proceedings, including the Plan and Disclosure Statement filed by AMR and certain of its direct and indirect subsidiaries that filed the Chapter 11 Cases (the “Debtors”), at www.amrcaseinfo.com. Information on the website identified in the preceding sentence is not incorporated by reference into this proxy statement/prospectus. As used herein, “Plan” means the plan of reorganization proposed by the Debtors under chapter 11 of the Bankruptcy Code and “Disclosure Statement” means a disclosure statement filed by the Debtors under Section 1125 of the Bankruptcy Code. As used herein, “Bankruptcy Code” means title 11 of the U.S. Code.

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PART I—SUMMARY AND GENERAL INFORMATION

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE US AIRWAYS GROUP 2013 ANNUAL MEETING OF STOCKHOLDERS

The following are some questions that you, as a stockholder of US Airways Group, may have regarding the Merger and other matters being considered at the 2013 Annual Meeting of Stockholders and brief answers to those questions. You should carefully read this proxy statement/prospectus, including its annexes and any documents incorporated by reference into this proxy statement/prospectus, because this proxy statement/prospectus and its annexes contain important information about the Merger, the Merger Agreement, and the other matters to be voted on at the 2013 Annual Meeting of Stockholders, and because the information in this section may not provide all the information that might be important to you.

Q:	Why am I, as a US Airways Group stockholder, receiving this proxy statement/prospectus?

A:	AMR and US Airways Group have agreed to a business combination of AMR and US Airways Group under the terms of the Merger Agreement that is described in this proxy statement/prospectus. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A. In addition, several other matters to be considered and acted on by the stockholders of US Airways Group at the 2013 Annual Meeting of Stockholders are set forth in the notice of the 2013 Annual Meeting of Stockholders and described in this proxy statement/prospectus.

The Merger cannot be completed unless US Airways Group stockholders vote to adopt the Merger Agreement. US Airways Group is asking its stockholders to vote on the adoption of the Merger Agreement at the 2013 Annual Meeting of Stockholders. The US Airways Group board of directors recommends that you vote “FOR” the adoption of the Merger Agreement at the 2013 Annual Meeting of Stockholders.

This proxy statement/prospectus is a proxy statement of US Airways Group and a prospectus of AMR. This proxy statement/prospectus is a proxy statement because the US Airways Group board of directors is soliciting proxies from its stockholders to vote at the 2013 Annual Meeting of Stockholders on the adoption of the Merger Agreement and the other matters set forth in the notice of the 2013 Annual Meeting of Stockholders and described in this proxy statement/prospectus to be considered and acted on by the stockholders of US Airways Group at the 2013 Annual Meeting of Stockholders. Your proxy will be used to vote your shares at the 2013 Annual Meeting of Stockholders or at any adjournment or postponement thereof. It is a prospectus because AAG will issue shares of AAG common stock to the stockholders of US Airways Group in the Merger.

A proxy is a legal designation of another person to vote your shares on your behalf. You may submit a proxy for your shares by using the toll-free number or the website provided on your proxy card, if your proxy card includes instructions for using these quick, cost-effective, and easy methods for submitting proxies. You also may submit a proxy in writing by simply filling out, signing, and dating your proxy card and mailing it in the prepaid envelope included with these proxy materials. If you submit a proxy by telephone or over the Internet, please do not return your proxy card by mail. You will need to follow the instructions when you submit a proxy using any of these methods to make sure your shares will be voted at the 2013 Annual Meeting of Stockholders. You also may vote by submitting a ballot in person if you attend the 2013 Annual Meeting of Stockholders. However, we encourage you to submit a proxy by mail by completing your proxy card, by telephone, or over the Internet, even if you plan to attend the 2013 Annual Meeting of Stockholders.

You must have been a stockholder of record at the close of business on May 30, 2013 to vote at the 2013 Annual Meeting of Stockholders.

Your vote is very important. You are encouraged to vote as soon as possible.

Q:	Why are AMR and US Airways Group proposing the Merger?

A:	AMR and US Airways Group believe that the Merger will create a premier global airline. AMR and US Airways Group also believe that the combined global airline will have the scale, breadth, and capabilities to compete more effectively and profitably in the global marketplace. While there can be no assurance that it will be the case, the combined airline is expected to be a stronger airline than either American Airlines, Inc. (“American”) or US Airways, Inc. (“US Airways”), individually.

To review AMR’s and US Airways Group’s boards of directors’ reasons for the Merger in greater detail, including the potential adverse impact of the Merger, see the sections entitled “The Merger—Recommendation of US Airways Group’s Board of Directors with Respect to the Merger Agreement and Its Reasons for the Merger” beginning on page 87 and “The Merger—AMR’s Board of Directors’ Reasons for the Merger” beginning on page 91.

Q:	How will the Merger be accomplished?

A:	Under the terms of the Merger Agreement, AMR Merger Sub, a wholly-owned subsidiary of AMR, will merge with and into US Airways Group, with US Airways Group surviving as a wholly-owned subsidiary of AMR. Immediately following the Closing, AMR will change its name to American Airlines Group Inc., which will be the name of the combined company.

AAG will present a single brand name to consumers—American Airlines®—while it transitions to a unified route structure and frequent flyer program, while maintaining separate operating certificates for American and US Airways until operations and workforces are combined. AMR’s American Eagle Airlines, Inc. (“American Eagle”) and US Airways Group’s Piedmont Airlines, Inc. (“Piedmont”) and PSA Airlines, Inc. (“PSA”) will continue to operate as distinct entities following the Closing.

Q:	What will holders of shares of US Airways Group common stock receive in the Merger?

A:	Holders of US Airways Group common stock will receive one share of AAG common stock for each share of US Airways Group common stock they own, subject to the terms and conditions of the Merger Agreement. The aggregate number of shares of AAG common stock issuable in the Merger to holders of US Airways Group equity instruments (including stockholders, holders of convertible notes, optionees, and holders of restricted stock units (“RSUs”)) will represent 28% of the diluted equity ownership of AAG. The remaining 72% diluted equity ownership of AAG will be distributable, pursuant to the Plan, to stakeholders, labor unions, and certain employees of AMR and the other Debtors and such 72% of the diluted equity ownership of AAG includes all shares of AAG common stock that are or may become issuable upon conversion of shares of the series of preferred stock, par value $0.01per share, of AAG, designated as “Series A Convertible Preferred Stock” (the “AAG Convertible Preferred Stock”). As a result, the 28% diluted equity ownership of AAG that will be distributed to the holders of US Airways Group equity instruments will not be diluted by the conversion of the AAG Convertible Preferred Stock or by the issuance of shares of AAG common stock pursuant to the Plan. The determination of the 28% diluted equity ownership of AAG that will be distributed to the holders of US Airways Group equity instruments takes into account the outstanding options, stock-settled RSUs, stock-settled stock appreciation rights (“SARs”), US Airways Group’s 7% Senior Convertible Notes due 2020 (the “US Airways 7% Convertible Notes”), and US Airways Group’s 7.25% Convertible Notes due 2014 (the “US Airways 7.25% Convertible Notes”), though it does not take into account future issuances of common stock following the Closing, which would be dilutive to all holders of AAG common stock. As of the date of this proxy statement/prospectus, there are no current plans to issue additional shares of AAG common stock at or following the Closing, except as contemplated by the Plan or the Merger Agreement and except for shares of AAG common stock underlying equity awards granted for compensatory purposes in the ordinary course of business.

Q:	Will the shares of AAG common stock be publicly traded?

A:	It is a condition to Closing that the shares of AAG common stock to be issued to US Airways Group equity holders pursuant to the Merger be authorized for listing on the New York Stock Exchange (“NYSE”) or the NASDAQ Stock Market (“NASDAQ”) prior to the date and time at which AMR and US Airways Group cause an executed and acknowledged certificate of merger to be filed with the Secretary of State of the State of Delaware (the “Effective Time”). AMR will use its reasonable best efforts to cause the shares of AAG common stock to be authorized for listing on the NYSE or NASDAQ upon official notice of issuance, prior to the date on which the Closing occurs (the “Closing Date”). Upon the Closing, shares of US Airways Group common stock currently listed on the NYSE will be delisted and will be deregistered under the Exchange Act.

Q:	How much is a share of AAG common stock worth?

A:	AAG common stock will be different from the US Airways Group common stock and AMR common stock currently outstanding. AAG common stock will be governed by the terms of the amended and restated certificate of incorporation of AMR to be effective immediately prior to the Effective Time (the “AAG Certificate of Incorporation”). For a description of the rights of holders of AAG common stock, see the sections entitled “Description of Capital Stock of AAG” beginning on page 177 and “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 180.

The historical price information of US Airways Group common stock does not necessarily reflect, and the historical price information of AMR common stock does not reflect, the price at which AAG common stock will trade following the Closing. Further, all existing shares of AMR common stock will be cancelled pursuant to the Plan. Therefore, it is not meaningful to determine the value of the Merger consideration to be received by holders of US Airways Group common stock by reference to current trading values of US Airways Group common stock or AMR common stock. Neither AMR nor US Airways Group can anticipate the price at which AAG common stock will trade following the Closing.

Q:	What is the AAG Convertible Preferred Stock and how will it affect holders of US Airways Group equity instruments who receive AAG common stock?

A:	The Plan provides that all allowed prepetition general unsecured claims against the Debtors (other than intercompany claims), all equity interests in AMR, and all rights of labor groups of the Debtors to receive AAG common stock in connection with the Plan will be satisfied solely with Plan Shares, consisting of newly issued AAG common stock and AAG Convertible Preferred Stock. Holders of equity interests in AMR and labor-related claims will receive AAG common stock, and holders of allowed prepetition general unsecured claims against the Debtors will receive either AAG Convertible Preferred Stock or a combination of AAG Convertible Preferred Stock and AAG common stock, in each case, as set forth in the Plan. The AAG Convertible Preferred Stock will be a newly designated series of preferred stock of AAG that will be mandatorily convertible into AAG common stock in four installments on the 30th, 60th, 90th, and 120th days following the Effective Date. The issuance of the AAG Convertible Preferred Stock will provide a mechanism for holders of allowed prepetition general unsecured claims of the Debtors to receive a distribution based on the market value of AAG common stock. The aggregate number of shares of AAG common stock issuable under the Plan, whether directly or upon the conversion of AAG Convertible Preferred Stock, will not exceed 72% of the diluted equity ownership of AAG as of the time of the Merger. Accordingly, the 28% diluted equity ownership of AAG that will be distributed to the holders of US Airways Group equity instruments will not be diluted by the conversion of the AAG Convertible Preferred Stock or by the issuance of shares of AAG common stock pursuant to the Plan.

However, it is possible that the AAG common stock may experience significantly elevated volatility in price and trading volume until all shares of AAG Convertible Preferred Stock are converted and the underlying AAG common stock has been distributed. For further information, see the section entitled “The Plan of

Reorganization” beginning on page 155, and the section entitled “Risk Factors—The shares of AAG Convertible Preferred Stock that are to be distributed pursuant to the Plan will be fully converted into AAG common stock over a period of 120 days following the Effective Date. The issuance of shares of AAG common stock under the Plan (including upon conversion of the AAG Convertible Preferred Stock) could contribute to significantly elevated volatility in the price of AAG common stock until all such shares of AAG Convertible Preferred Stock are converted and all of the shares of AAG common stock to be issued under the Plan have been distributed fully” beginning on page 51.

Q:	When do AMR and US Airways Group expect the Merger to be completed?

A:	AMR and US Airways Group plan to complete the Merger as soon as reasonably practicable and presently expect the Closing to occur in the third quarter of 2013. However, neither AMR nor US Airways Group can predict the exact timing of the Closing, because it is subject to approval of the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) as part of the Plan, regulatory approvals, and other conditions. See the sections entitled “Summary—Conditions to the Merger” beginning on page 21 and “Summary—Regulatory Approvals Required for the Merger” beginning on page 21.

Q:	What are the expected cash costs and capital expenditures associated with the Merger and AMR’s emergence from Chapter 11?

A:	AMR and US Airways Group expect to incur transition costs of approximately $1.2 billion in connection with the Merger and the integration of the businesses of AMR and US Airways Group. In addition, AMR will pay approximately $1.4 billion in cash at emergence to settle certain obligations in connection with the Plan. The estimated planned aggregate capital expenditures for AAG on a consolidated basis for calendar years 2013-2017 are anticipated to be approximately $20 billion.

Q:	Who will manage AAG after the Merger?

A:	Following the Closing, the board of directors of AAG will consist of 12 members. Five of these directors have been designated by the Search Committee appointed by the Official Committee of Unsecured Creditors of AMR (the “UCC”) and a majority of those holders of certain prepetition claims against one or more of the Debtors that entered into the Support and Settlement Agreement with the Debtors (the “Consenting Creditors”) (and one of such directors will be the lead Independent Director); two of these directors have been designated by AMR and have been determined to be reasonably acceptable to the Search Committee; three of these directors have been designated by US Airways Group; and the two remaining directors will be Thomas W. Horton, the current chairman and chief executive officer of AMR, who will also serve as chairman of the board of directors of AAG, and W. Douglas Parker, the current chairman and chief executive officer of US Airways Group, who will also serve as chief executive officer of AAG.

The Search Committee has designated James F. Albaugh, Jeffrey D. Benjamin, John T. Cahill, Michael J. Embler, and Richard P. Schifter as members of the board of directors of AAG following the Closing, with Mr. Cahill to serve as lead independent director. For more information about these individuals, see the section entitled “The Combined Company After the Merger—Board of Directors and Management of AAG after the Merger—Board of Directors” beginning on page 151. AMR has designated Alberto Ibargüen and Ray M. Robinson, current members of the AMR board of directors, as members of the board of directors of AAG following the Closing. For more information about these individuals, see the section entitled “AMR Board of Directors and Corporate Governance Information—Directors, Executive Officers, and Corporate Governance” beginning on page 245 and “AMR’s Compensation Discussion and Analysis” beginning on page 257. US Airways Group has designated Matthew J. Hart, Richard C. Kraemer, and Denise M. O’Leary, current members of the US Airways Group board of directors, as members of the board of directors of AAG following the Closing. For more information about these individuals, see the section entitled “Proposal 4: Election of Directors” beginning on page 283 and “US Airways Group Director Compensation” beginning on page 297. If, prior to the Closing, any of these prospective directors becomes unavailable for any reason to serve as a member of the board of directors of AAG following the Closing (which is not anticipated), a substitute will be designated in accordance with the Merger Agreement.

Each of AMR and US Airways Group believes that these prospective directors are independent within the meaning of the relevant NYSE and NASDAQ rules. In accordance with stock exchange rules, a formal independence determination with respect to each such individual will be made following the Closing by the board of directors of AAG.

As of the date of this proxy statement/prospectus, the compensation to be paid to the non-employee directors of AAG has not yet been determined, nor has any determination been made as to committee memberships.

Mr. Horton will serve as chairman of the board of AAG until the earliest of:

•	the date that is the first anniversary of the Closing Date;

•	the day prior to the date of the first annual meeting of the stockholders of AAG following the Closing Date (provided it does not occur prior to May 1, 2014); and

•

the election of a new chairman by the affirmative vote of at least 75% of the members of the board of directors (rounded up to the next full director), which must include at least one director who was nominated as a director by AMR pursuant to the Merger Agreement.

Following the earliest of such dates, Mr. Parker will serve as chairman of the board of directors of AAG until the election of a new chairman by the affirmative vote of the board of directors of AAG, which, prior to the date that is the 18 month anniversary of the Closing Date, will require the affirmative vote of at least 75% of the members of the board of directors of AAG (rounded up to the next full director), which must include at least one director who was designated as a director by US Airways Group pursuant to the Merger Agreement.

On June 10, 2013, AMR and US Airways Group jointly announced their intention to retain the following individuals, subject to the approval of the board of directors of AAG, as the senior leadership team of AAG or its principal operating subsidiaries following the Closing (in addition to Mr. Parker):

•	J. Scott Kirby, as president (currently president of US Airways Group);

•	Elise R. Eberwein, as executive vice president – people and communications (currently executive vice president – people, communications and public affairs of US Airways Group);

•	Beverly K. Goulet, as chief integration officer (currently senior vice president and chief integration officer of AMR);

•	Robert D. Isom, Jr., as chief operating officer and as chief executive officer of US Airways (currently executive vice president and chief operating officer of US Airways Group);

•	Stephen L. Johnson, as executive vice president, corporate affairs (currently executive vice president – corporate and government affairs of US Airways Group);

•	Derek J. Kerr, as chief financial officer (currently chief financial officer of US Airways Group);

•	Maya Leibman, as chief information officer (currently senior vice president – technology and chief information officer of AMR); and

•	William K. Ris, Jr., as senior vice president, government affairs (currently senior vice president – government and regulatory affairs of AMR).

The designation of the executive officers of AAG will be determined by the board of directors of AAG after the Closing and is expected to be drawn from the executives identified above. As of the date of this proxy statement/prospectus, AAG had not entered into any new plan, contract, or arrangement with any of these individuals with respect to compensation and benefits following the Closing. The compensation programs and policies for AAG are expected to be established by the board of directors of AAG following the Closing. For more information with respect to the foregoing individuals who are current US Airways executive officers, see the sections entitled “US Airways Group Compensation Discussion and Analysis” beginning on page 310 and “US Airways Group Executive Officers” beginning on page 324.

As used herein, “Search Committee” means the committee established by the UCC, consisting of four designees from the UCC and four members designated by a majority of the initial Consenting Creditors under the Support and Settlement Agreement to select director designees for the board of directors of AAG; “Independent Director” means a person who satisfies the requirements for independence under Rule 303A of the NYSE as then in effect; and “Support and Settlement Agreement” means that certain Support and Settlement Agreement, dated as of February 13, 2013, by and among AMR and certain holders of prepetition unsecured claims against one or more of the Debtors, as amended.

Q:	What are some of the U.S. federal income tax consequences of the Merger for US Airways Group stockholders?

A:	The Merger in conjunction with the Plan is intended to qualify as a reorganization for U.S. federal income tax purposes, and the Closing is conditioned on the receipt by each of US Airways Group and AMR of an opinion from its outside counsel to the effect that the Merger so qualifies. Assuming the Merger in conjunction with the Plan qualifies as such a reorganization, US Airways Group stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of US Airways Group common stock for shares of newly issued AAG common stock pursuant to the Merger. US Airways Group stockholders are urged to read the discussion in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 106 of this proxy statement/prospectus and to consult their tax advisers as to the U.S. federal income tax consequences of the Merger, as well as the effects of other federal, state, local, and non-U.S. tax laws.

Q:	How will US Airways 7.25% Convertible Notes and US Airways 7% Convertible Notes be treated in connection with the Merger?

A:	If any such notes remain outstanding at the Effective Time, AMR and US Airways Group, and, if advisable, AMR Merger Sub, will enter into supplemental indentures regarding the US Airways 7.25% Convertible Notes and the US Airways 7% Convertible Notes. Such supplemental indentures are expected to (i) include certain provisions required by that certain Indenture, dated as of May 13, 2009, between US Airways Group and The Bank of New York Mellon Trust Company, N.A., as trustee, as supplemented by the First Supplemental Indenture, dated as of May 13, 2009, between US Airways Group and The Bank of New York Mellon Trust Company, N.A., as trustee (the “7.25% Convertible Note Indenture”) and that certain Indenture, dated as of September 30, 2005, between US Airways Group and U.S. Bank National Association, as trustee (the “7% Convertible Note Indenture”), respectively, as a result of the Merger, including a provision causing each outstanding US Airways 7.25% Convertible Note and US Airways 7% Convertible Note, respectively, to be convertible into the number of shares of AAG common stock that the holder would have received pursuant to the Merger if such holder had converted its US Airways 7.25% Convertible Notes and US Airways 7% Convertible Notes, respectively, into shares of US Airways Group common stock immediately prior to the Effective Time and (ii) provide for the guarantee by AAG of US Airways Group’s obligations under the 7.25% Convertible Note Indenture and the US Airways 7.25% Convertible Notes and the 7% Convertible Note Indenture and the US Airways 7% Convertible Notes, respectively, following the Effective Time. For more information, see the section entitled “Merger Agreement—Treatment of US Airways Group Convertible Debt” beginning on page 143.

Q:	Am I entitled to appraisal rights?

A:	No. Under the General Corporation Law of the State of Delaware, as amended (the “DGCL”), the stockholders of US Airways Group are not entitled to appraisal rights in connection with the Merger.

Q:	What am I being asked to vote on?

A:	US Airways Group stockholders are being asked to vote on the following proposals at the 2013 Annual Meeting of Stockholders:

•	to adopt the Merger Agreement;

•	to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to US Airways Group’s named executive officers in connection with the Closing;

•	to approve the adjournment of the 2013 Annual Meeting of Stockholders, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement;

•	to elect to the US Airways Group board of directors each of the nominees for director named in this proxy statement/prospectus;

•	to ratify the appointment of KPMG LLP as US Airways Group’s independent registered public accounting firm for 2013; and

•	to approve, on a non-binding, advisory basis, the compensation of US Airways Group’s named executive officers.

Q:	Are there any other matters to be addressed at the 2013 Annual Meeting of Stockholders?

A:	US Airways Group knows of no other matters to be brought before the 2013 Annual Meeting of Stockholders, but if other matters are properly brought before the 2013 Annual Meeting of Stockholders or at any adjournment or postponement thereof, the officers named in the proxy intend to take such action as in their judgment is in the best interests of US Airways Group and its stockholders.

Q:	What vote of US Airways Group stockholders is required to approve each item?

A:	Assuming a quorum is present, the vote requirements for the various proposals are as follows:

•

Adoption of the Merger Agreement: Approval of the proposal to adopt the Merger Agreement requires the affirmative vote of a majority of the outstanding shares of US Airways Group common stock that are entitled to vote at the 2013 Annual Meeting of Stockholders.

•

Election of Directors: Each director must be elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares represented, in person or by proxy, and entitled to vote therefor at the 2013 Annual Meeting of Stockholders. A majority of the votes cast means that the number of votes cast “for” a nominee exceeds the number of votes cast “against” that nominee.

•

All Other Matters: All other matters on the agenda will be decided by the affirmative vote of a majority of the shares of US Airways Group common stock represented, in person or by proxy, and entitled to vote at the 2013 Annual Meeting of Stockholders (and provided that a quorum need not be present to approve the proposal to adjourn the stockholder meeting to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement).

Q:	What constitutes a quorum for the 2013 Annual Meeting of Stockholders?

A:	The presence, in person or by proxy, of a majority of the outstanding shares of US Airways Group’s capital stock entitled to vote at a meeting of stockholders is necessary to constitute a quorum at the 2013 Annual Meeting of Stockholders.

Q:	How will abstentions be counted?

A:	Abstentions are counted as present and entitled to vote for the purpose of determining a quorum.

For the proposal to adopt the Merger Agreement, abstentions have the same effect as a vote against the Merger. For the proposal to approve the Merger-related compensation of US Airways Group’s named executive officers, the proposal to adjourn the 2013 Annual Meeting of Stockholders to solicit additional proxies, the proposal to ratify the independent registered public accounting firm, and the proposal to approve the compensation of US Airways Group’s named executive officers, abstentions are treated as present and entitled to vote at the 2013 Annual Meeting of Stockholders and, therefore, have the same effect as a vote against the matter.

If you abstain from voting in the election of directors, you will effectively not vote on that matter at the 2013 Annual Meeting of Stockholders. Abstentions are not considered to be votes cast under the US Airways Group bylaws or under the DGCL, US Airways Group’s state of incorporation, and will have no effect on the outcome of the vote for the election of directors.

Q:	If the vote of US Airways Group stockholders required to adopt the Merger Agreement is obtained, but the vote of US Airways Group stockholders required to adopt the remaining proposals is not obtained, will the Merger still happen?

A:	The approval of the proposal to adopt the Merger Agreement is the only approval of US Airways Group stockholders necessary to consummate the Merger. Even if US Airways Group stockholders do not approve the other proposals, including the approval, on a non-binding, advisory basis, of the Merger-related compensation of US Airways Group’s named executive officers, the Merger may still be consummated in accordance with the terms of the Merger Agreement.

Q:	How does the board of directors of US Airways Group recommend that I vote?

A:	The US Airways Group board of directors recommends that you vote:

•	“FOR” the adoption of the Merger Agreement;

•	“FOR” the approval, on a non-binding, advisory basis, of the Merger-related compensation of US Airways Group’s named executive officers;

•	“FOR” the approval of the adjournment of the 2013 Annual Meeting of Stockholders, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement;

•	“FOR” the election to the US Airways Group board of directors of each of the nominees for director named in this proxy statement/prospectus;

•	“FOR” the ratification of the appointment of KPMG LLP as US Airways Group’s independent registered public accounting firm for 2013; and

•	“FOR” the approval, on a non-binding, advisory basis, of the compensation of US Airways Group’s named executive officers.

The US Airways Group board of directors has determined that the Merger Agreement and the Merger are advisable and in the best interests of US Airways Group and its stockholders and has unanimously approved the Merger Agreement and the Merger. For a more complete description of the recommendation of the US Airways Group board of directors, see the section entitled “The Merger—Recommendation of US Airways Group’s Board of Directors with Respect to the Merger Agreement and Its Reasons for the Merger” beginning on page 87.

Q:	How do US Airways Group’s directors’ and executive officers’ interests in the Merger differ from mine?

A:	Certain members of the board of directors and executive officers of US Airways Group have interests in the Merger that are different from, or are in addition to, the interests of US Airways Group stockholders generally.

US Airways Group’s executive officers are parties to agreements with US Airways Group and US Airways that provide for certain benefits upon a change in control of US Airways Group, including the Merger, and for severance benefits if their employment is terminated under certain circumstances in connection with a change in control of US Airways Group, including the Merger. In addition, the Merger Agreement provides that, as of the Effective Time, AAG will provide certain current and former US Airways Group non-employee directors flight privileges and, in certain cases, a related tax gross-up payment.

Furthermore, US Airways Group compensation and benefit plans and arrangements provide for accelerated vesting of certain equity awards held by US Airways Group executive officers and directors upon the closing of a change in control of US Airways Group, including the Merger. Each US Airways Group executive officer has agreed to waive his or her rights to accelerated vesting of US Airways Group stock options, US Airways Group RSUs, and/or US Airways Group SARs, in each case, solely as a result of the Closing. In lieu of such rights, the US Airways Group executive officers have been provided a right to “double trigger” accelerated vesting of such equity awards, meaning the vesting of such equity awards would instead accelerate only upon a qualifying termination of such executive officers in connection with the Closing.

In addition, the current executive officers of US Airways Group are expected to serve as senior officers of AAG or its principal operating subsidiaries following the Closing, and four members of US Airways Group’s current board of directors (including Mr. Parker) have been designated to serve as members of the board of directors of AAG following the Closing.

For more information, see the section entitled “The Merger—Interests of US Airways Group’s Directors and Executive Officers in the Merger” beginning on page 110.

Q:	When and where will the 2013 Annual Meeting of Stockholders be held?

A:	The 2013 Annual Meeting of Stockholders will take place at the offices of Latham & Watkins LLP, located at 885 Third Avenue, New York, New York 10022, on Friday, July 12, 2013 at 9:00 a.m., local time.

Q:	Who can attend and vote at the 2013 Annual Meeting of Stockholders?

A:	All US Airways Group stockholders of record as of the close of business on May 30, 2013, the Record Date for the 2013 Annual Meeting of Stockholders, are entitled to receive notice of and to vote at the 2013 Annual Meeting of Stockholders.

Q:	How will my shares be represented at the 2013 Annual Meeting of Stockholders?

A:	At the 2013 Annual Meeting of Stockholders, the officers named in your proxy card will vote your shares in the manner you requested if you correctly submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as the US Airways Group board of directors recommends, which is set forth above in the answer to the question “How does the board of directors of US Airways Group recommend that I vote?”

Q:	What happens if I sell my shares after the Record Date but before the 2013 Annual Meeting of Stockholders?

A:	The Record Date of the 2013 Annual Meeting of Stockholders is earlier than the date of the 2013 Annual Meeting of Stockholders and the expected Closing Date. If you transfer your shares of US Airways Group common stock after the Record Date but before the date of the 2013 Annual Meeting of Stockholders, you will retain your right to vote at the 2013 Annual Meeting of Stockholders (provided that such shares remain outstanding on the date of the 2013 Annual Meeting of Stockholders), but you will not have the right to receive the Merger consideration to be received by US Airways Group’s stockholders in the Merger. In order to receive the Merger consideration, you must hold your shares through the Closing.

Q:	What should I do in order to vote?

A:	A proxy is a legal designation of another person to vote your shares on your behalf. You may submit a proxy for your shares by using the toll-free number or the website provided on your proxy card, if your proxy card includes instructions for using these quick, cost-effective, and easy methods for submitting proxies. You also may submit a proxy in writing by simply filling out, signing, and dating your proxy card and mailing it in the prepaid envelope included with these proxy materials. If you submit a proxy by telephone or over the Internet, please do not return your proxy card by mail. You will need to follow the instructions provided on your proxy card when you submit a proxy using any of these methods to make sure your shares will be voted at the 2013 Annual Meeting of Stockholders. You also may vote by submitting a ballot in person if you attend the 2013 Annual Meeting of Stockholders. However, we encourage you to submit a proxy by mail by completing your proxy card, by telephone, or over the Internet, even if you plan to attend the 2013 Annual Meeting of Stockholders.

If you hold shares through a broker, bank, or other nominee, you may instruct your broker, bank, or other nominee to vote your shares by following the instructions that the broker, bank, or other nominee provides to you with these materials. Most brokers offer the ability for stockholders to submit voting instructions by mail by completing a voting instruction card, by telephone, and over the Internet. If you hold shares through a broker, bank, or other nominee and wish to vote your shares at the 2013 Annual Meeting of Stockholders, you must obtain a legal proxy from your broker, bank, or other nominee and present it to the inspector of election with your ballot when you vote at the 2013 Annual Meeting of Stockholders.

Q:	Can I vote in person at the 2013 Annual Meeting of Stockholders?

A:	You may vote in person by attending the 2013 Annual Meeting of Stockholders. If you plan to attend the 2013 Annual Meeting of Stockholders and wish to vote in person, you will be given a ballot at the 2013 Annual Meeting of Stockholders. Please note, however, that, if your shares are held in “street name” and you wish to vote at the 2013 Annual Meeting of Stockholders, you must bring a proxy from the record holder of the shares authorizing you to vote at the 2013 Annual Meeting of Stockholders. Whether or not you plan to attend the 2013 Annual Meeting of Stockholders, you should complete your proxy as described in this proxy statement/prospectus.

Q:	If my shares are held in “street name” by a broker, bank, or other nominee, will my broker, bank, or other nominee vote my shares for me with respect to the adoption of the Merger Agreement?

A:	If you do not provide your broker, bank, or other nominee with instructions on how to vote your shares held in “street name,” your broker, bank, or other nominee will not be permitted to vote your shares with respect to the adoption of the Merger Agreement. You should, therefore, provide your broker, bank, or other nominee with instructions as to how to vote your shares. If you fail to vote or, if your shares are held in “street name” and you fail to instruct your broker, bank, or other nominee to vote, it will have the same effect as a vote against the Merger.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. If you are a holder of record, you can change your vote at any time before your proxy is voted at the 2013 Annual Meeting of Stockholders by:

•	giving notice of revocation to Caroline B. Ray, US Airways Group’s corporate secretary, at US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281 (by mail or overnight delivery);

•	executing and delivering to US Airways Group’s corporate secretary a proxy card relating to the same shares bearing a later date;

•	voting again prior to the time at which the Internet and telephone voting facilities close by following the procedures applicable to those methods of voting; or

•	voting in person at the 2013 Annual Meeting of Stockholders.

If your shares are held in “street name,” you must contact your broker, bank, or other nominee to change your vote. The change must be made by the broker, bank, or other nominee before your proxy is voted at the 2013 Annual Meeting of Stockholders.

Q:	What should I do if I receive more than one set of voting materials for the 2013 Annual Meeting of Stockholders?

A:	You may receive more than one set of voting materials for the 2013 Annual Meeting of Stockholders, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date, and return each proxy card and voting instruction card that you receive or, if your proxy card includes instructions for using these methods for submitting proxies, vote by telephone using the toll-free number provided on your proxy card or over the Internet using the website provided on your proxy card.

Q:	Do I need to do anything with my shares of US Airways Group common stock other than voting for the proposals at the 2013 Annual Meeting of Stockholders?

A:	If you are a US Airways Group stockholder, after the Closing, each share of US Airways Group common stock you hold will be converted automatically into the right to receive one share of AAG common stock. You will receive instructions following the Closing regarding exchanging your shares for shares of AAG common stock. You do not need to take any action at this time. Please do not send your US Airways Group stock certificates with your proxy card. The shares of AAG stock you receive in the Merger will be issued in book-entry form, unless otherwise required by law.

Q:	Will a proxy solicitor be used?

A:	Yes. US Airways Group has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the 2013 Annual Meeting of Stockholders and US Airways Group estimates it will pay MacKenzie Partners a fee of $50,000. US Airways Group has also agreed to reimburse MacKenzie Partners for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify MacKenzie Partners against certain losses, costs, and expenses. In addition to soliciting proxies through the mail, US Airways Group may solicit proxies through its directors, officers, and employees in person, by email, telephone, and facsimile.

Q:	Who can help answer my questions?

A:	If you have any questions about the Merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus, the enclosed proxy card, or voting instructions, you should contact US Airways Group’s proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Telephone number: (800) 322-2885

SUMMARY

The following is a summary that highlights information contained in this proxy statement/prospectus. This summary might not contain all of the information that may be important to you. For a more complete description of the Merger Agreement and the Merger, as well as the Plan, US Airways Group and AMR encourage you to read carefully this entire proxy statement/prospectus, including the attached annexes. In addition, each of US Airways Group and AMR encourage you to read the documents incorporated by reference by US Airways Group into this proxy statement/prospectus, which have been filed with the SEC. These documents include important business and financial information about US Airways Group. You may obtain the information of US Airways Group incorporated by reference into this proxy statement/prospectus and documents of AMR filed with the SEC without charge by following the instructions in the section entitled “Additional Information” beginning on page 347. For the convenience of the reader, certain capitalized terms used in this proxy statement/prospectus have been consolidated into a Glossary beginning on page 35.

The Companies

US Airways Group, Inc.

US Airways Group, Inc., a Delaware corporation, is a holding company whose primary business activity is the operation of a major network airline through its wholly-owned subsidiaries US Airways, Inc., Piedmont Airlines, Inc., PSA Airlines, Inc., Material Services Company, Inc., and Airways Assurance Limited. Material Services Company, Inc. and Airways Assurance Limited operate in support of US Airways Group’s other subsidiaries in areas such as the procurement of aviation fuel and insurance. US Airways Group was formed in 1982, and its origins trace back to the formation of All American Aviation in 1939. US Airways, Inc., a Delaware corporation, was formed in 1982. Effective upon US Airways Group’s emergence from bankruptcy on September 27, 2005, US Airways Group merged with America West Holdings Corporation (“America West”), with US Airways Group as the surviving corporation. US Airways Group operates more than 3,100 flights per day and serves 198 communities in the U.S., Canada, Mexico, Europe, the Middle East, the Caribbean, and Central and South America.

US Airways Group’s principal executive offices are located at 111 West Rio Salado Parkway, Tempe, Arizona 85281. US Airways Group’s telephone number is (480) 693-0800, and its Internet address is www.usairways.com. Information contained on its website is not and should not be deemed a part of this proxy statement/prospectus or any filing filed with or furnished to the SEC.

AMR Corporation

AMR Corporation, a Delaware corporation, was incorporated in October 1982. Virtually all of AMR’s operations fall within the airline industry. AMR’s principal subsidiary, American Airlines, Inc., was founded in 1934. At the end of 2012, American provided scheduled jet service to approximately 160 destinations throughout North America, the Caribbean, Latin America, Europe, and Asia.

AMR Eagle Holding Corporation, a wholly-owned subsidiary of AMR (“AMR Eagle”), owns a regional airline which does business as American Eagle®. American also contracts with certain independently owned regional air carriers to provide it with regional feed under the American Eagle® and American Connection® names.

American, together with the regional airlines that provide regional feed to American—American Eagle, Chautauqua Airlines, Inc., SkyWest Airlines, Inc., Republic Airlines, Inc., and ExpressJet Airlines, Inc. (collectively, the “American Eagle Carriers”), American Eagle Carriers, serves more than 250 cities in approximately 50 countries with, on average, 3,400 daily flights. The combined network fleet numbers approximately 900 aircraft. American is also a founding member of the oneworld® alliance, which enables member airlines to offer their customers more services and benefits than any member airline can provide individually. These services include a broader route network, opportunities to earn and redeem frequent flyer miles across the combined oneworld® network, and access to more airport lounges. Together, oneworld® members serve more than 800 destinations in approximately 150 countries, with about 9,000 daily departures. American is also one of the largest scheduled air freight carriers in the world, providing a wide range of freight and mail services to shippers throughout its system onboard American’s passenger fleet.

AMR’s principal executive offices are located at 4333 Amon Carter Blvd., Fort Worth, Texas 76155. AMR’s telephone number is (817) 963-1234, and its Internet address is www.aa.com. Information contained on its website is not and should not be deemed a part of this proxy statement/prospectus or any filing filed with or furnished to the SEC.

AMR Merger Sub, Inc.

AMR Merger Sub, Inc., a Delaware corporation, is a wholly-owned subsidiary of AMR that was formed on February 11, 2013 for the sole purpose of effecting the Merger.

The Merger (see page 76)

Form of the Merger

Under the terms of the Merger Agreement, AMR Merger Sub, a wholly-owned subsidiary of AMR, will merge with and into US Airways Group, with US Airways Group surviving as a wholly-owned subsidiary of AMR. Immediately following the Closing, AMR will change its name to American Airlines Group Inc., which will be the name of the combined company following the Closing.

Merger Consideration and Plan Shares

As a consequence of the Merger, US Airways Group common stockholders will receive one share of common stock of AAG in exchange for each share of common stock of US Airways Group they hold. The value of the common stock of AAG that a US Airways Group common stockholder will receive in the Merger is not fixed and will depend upon the value of AAG common stock. Pursuant to the Plan, all outstanding equity securities of AMR at the time of the Merger will be cancelled. The shares of AAG common stock to be issued in connection with the Merger will be newly issued shares. Consequently, neither the trading price of US Airways Group common stock nor the trading price of AMR common stock reflect the price at which AAG common stock will trade following the Merger.

Pursuant to and in accordance with the Plan, all allowed prepetition general unsecured claims against the Debtors (other than intercompany claims), all equity interests in AMR, and all rights of labor groups of the Debtors to receive AAG common stock in connection with the Plan will be satisfied solely with Plan Shares, consisting of newly issued AAG common stock and AAG Convertible Preferred Stock. Holders of equity interests in AMR and labor-related claims will receive AAG common stock, and holders of allowed prepetition general unsecured claims against the Debtors will receive either AAG Convertible Preferred Stock or a combination of AAG Convertible Preferred Stock and AAG common stock, in each case, as set forth in the Plan. The aggregate number of shares of AAG common stock constituting Plan Shares, when taken together with all shares of AAG common stock that are or may become issuable upon conversion or exchange of shares of AAG Convertible Preferred Stock constituting Plan Shares, will not exceed a number of shares of AAG common stock equal to the aggregate number of shares of AAG common stock equal to (i)(a) the US Airways Fully Diluted Shares, multiplied by (b) the quotient (rounded to four decimals) of 72 divided by 28 (rounded to the nearest whole share) less (ii) the number of shares of AAG common stock represented by equity-based awards to be issued to employees of AMR and its subsidiaries as contemplated by the Merger Agreement and the Plan, subject to certain agreed upon exceptions (the “Maximum Plan Shares”). As used herein, “US Airways Fully Diluted Shares” means the number of shares of US Airways Group common stock that would be deemed to be outstanding for purposes of calculating “diluted earnings per share” under U.S. generally accepted accounting principles (“GAAP”) using the treasury stock method, as modified by the Merger Agreement, including that the average market price used in such calculation will be equal to the average of the daily closing prices for US Airways Group common stock on the NYSE for each of the 20 trading days ending on (and including) the sixth trading day prior to the Closing.

The aggregate number of shares of AAG common stock issuable in the Merger to holders of US Airways Group equity instruments (including stockholders, holders of convertible notes, optionees, and holders of RSUs) will represent 28% of the diluted equity ownership of AAG. The remaining 72% diluted equity ownership in AAG will be distributable, pursuant to the Plan, to stakeholders, labor unions, and certain employees of AMR and the other Debtors and such 72% of the diluted equity ownership of AAG includes all shares of AAG common stock that are or may become issuable upon conversion of shares of AAG Convertible Preferred Stock. The aggregate number of shares of AAG common stock issuable under the Plan, whether directly or upon the conversion of AAG Convertible Preferred Stock, will not exceed 72% of the diluted equity ownership of AAG as of the time of the Merger. Accordingly, the 28% diluted equity ownership of AAG that will be distributed to the holders of US Airways Group equity instruments will not be diluted by the conversion of the AAG Convertible Preferred Stock or by the issuance of shares of AAG common stock pursuant to the Plan. The determination of the 28% diluted equity ownership of AAG that will be distributed to the holders of US Airways Group equity instruments takes into account the outstanding options, stock-settled RSUs, stock-settled SARs, the US Airways 7% Convertible Notes, and the US Airways 7.25% Convertible Notes, though it does not take into account future issuances of common stock following the Closing, which would be dilutive to all holders of AAG common stock. As of the date of this proxy statement/prospectus, there are no current plans to issue additional shares of AAG common stock at or following the Closing, except as contemplated by the Plan or the Merger Agreement and except for shares of AAG common stock underlying equity awards granted for compensatory purposes in the ordinary course of business.

Effectiveness of the Merger Agreement (see page 117)

On May 10, 2013, the Bankruptcy Court entered an order entitled Order Authorizing and Approving (i) Merger Agreement Among AMR Corporation, AMR Merger Sub, Inc., and US Airways Group, Inc., (ii) Debtors’ Execution of and Performance Under Merger Agreement, (iii) Certain Employee Compensation and Benefit Arrangements, (iv) Termination Fees, and (v) Related Relief (ECF No. 8096) (the “Merger Support Order”). In accordance with the Merger Agreement, upon entry of the Merger Support Order and execution of the Amendment, the Merger Agreement became effective and binding on, and enforceable against, each of the parties thereto retroactive to February 13, 2013. See the section entitled “The Merger Agreement—Effectiveness of the Merger Agreement” beginning on page 117 for a discussion of the Merger Support Order and the effectiveness of the Merger Agreement.

Termination of the Merger Agreement (see page 138)

AMR and US Airways Group may mutually agree to terminate the Merger Agreement at any time prior to the Effective Time. Either company may also terminate the Merger Agreement if the Merger is not completed by October 14, 2013, subject to extension by either party in the event that certain regulatory clearances have not yet been obtained; provided that in no event will such extension be to a date that is later than December 13, 2013, unless a party delays its response to a request for additional information (a “Second Request”) from the U.S. Department of Justice (the “DOJ”), in which case the other party may extend the deadline beyond December 13, 2013 by the number of days so delayed. Further, the parties’ rights to terminate the Merger Agreement if the Merger is not completed by October 14, 2013 are subject to extension by either party in the event that certain conditions related to the Plan have not been satisfied or waived; provided that in no event will such extension be to a date that is later than December 13, 2013. The parties may also terminate the Merger Agreement in certain additional circumstances. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 138 for a discussion of these and other rights of each of AMR and US Airways Group to terminate the Merger Agreement.

The Combined Company after the Merger (see page 150)

American Airlines Group Inc.

Following the Closing, AMR will change its name to American Airlines Group Inc., or AAG, and will operate its airlines under the American Airlines® brand, principally through its mainline operating subsidiaries, American and US Airways. AAG is expected to integrate American and US Airways into a single airline, under a single FAA operating certificate, within two years following the Closing, subject to receipt of FAA approval. Following the Closing, US Airways will withdraw from the Star Alliance and join the oneworld® alliance. After giving effect to the Merger, AAG is expected to offer more than 6,700 daily flights to 336 destinations in 56 countries around the world. AMR and US Airways Group expect that AAG will maintain all nine hubs currently served by American and US Airways, resulting in a significantly larger network and more travel options for customers. AMR and US Airways Group also expect that the American Eagle Carriers and the US Airways Group regional carriers will continue to operate as distinct entities, providing seamless service to customers of AAG. AAG will be headquartered in Dallas-Fort Worth and will maintain a significant corporate and operational presence in the Phoenix metropolitan area. AMR and US Airways Group expect AAG to employ approximately 100,000 people around the world. AAG will also provide customers with more choices and increased service across a larger worldwide network, including an enhanced oneworld® alliance, than either American or US Airways could offer independently. Upon integration of the American and US Airways frequent flyer programs, AMR and US Airways Group expect that AMR’s AAdvantage® frequent flyer program (the “AAdvantage® program”) will become the industry’s leading frequent flyer loyalty program based on AMR’s and US Airways Group’s anticipation that the AAdvantage® program will have the world’s largest passenger network, the most available award destinations, and largest number of participants.

Expansive Global Network

AAG is expected to create a competitive alternative to Delta Air Lines and United Airlines by offering a comprehensive domestic flight network as well as a world-class global flight network that will have the scale, breadth, and capabilities to compete with the world’s largest airlines. AAG will combine the flight networks of AMR and US Airways Group, which are highly complementary with few route overlaps. Out of the more than 680 domestic nonstop routes that American and US Airways fly, only 12 nonstop flights overlap. Systemwide, American serves 130 cities not served by US Airways, and US Airways serves 62 cities not served by American. By combining these complementary flight networks, AAG expects to fill gaps in the flight networks provided by each airline individually, improve traffic flows through the existing hubs of American and US Airways, and expand service from those hubs to offer increased connectivity to existing markets and service to new cities. The combination of the two networks will enhance connectivity within the oneworld® alliance—including joint businesses with British Airways and Iberia across the Atlantic, to which Finnair is expected to be added, and with Japan Airlines and Qantas across the Pacific—by creating more options for travel and benefits both domestically and internationally, with connecting service to 83 destinations in Latin America and the Caribbean, 21destinations in Europe and the Middle East, and five destinations in Asia.

Revitalized Fleet

Including aircraft delivered or scheduled to be delivered to AMR and US Airways Group in 2013, AAG is scheduled to take delivery of more than 600 new aircraft through 2022, including 517 narrowbody aircraft and 90 widebody international aircraft. AAG’s fleet is expected to feature fully lie-flat, all-aisle access premium seating on American’s new Boeing 777-300ER aircraft—similar to US Airways’ Airbus A330 international Envoy service. AAG will also retrofit some of its widebody fleet to include fully lie-flat premium seating in an effort to provide a consistent experience for customers. AMR and US Airways Group expect AAG to have one of the most modern and efficient fleets in the industry with features that will be particularly appealing to business customers.

Expected Synergies

In considering the Merger, management of AMR and US Airways Group analyzed the potential cost and revenue synergies that could be generated by combining the companies, taking into account the benefits already achieved by AMR’s restructuring. AMR and US Airways Group management have estimated that AAG will achieve more than $1 billion in annual net synergies in 2015, including cost synergies of approximately $150 million (after taking into account the improved compensation arrangements negotiated with employees of AAG) and revenue synergies of approximately $900 million (the “Expected Synergies”). AMR and US Airways Group expect to realize the cost synergies principally by reducing management and administrative overhead, consolidating information technology systems, and combining facilities. AMR and US Airways Group expect to realize the revenue synergies principally from providing significantly enhanced connectivity throughout the world to permit customers, particularly corporate clients, to use AAG for more of their travel needs and from optimizing the scheduling of the combined fleet to better match aircraft size with consumer demand. AMR and US Airways Group also expect to incur transition costs in connection with the Merger and the integration of the businesses of AMR and US Airways Group of approximately $1.2 billion. There can be no assurance that AAG will be able to achieve these cost and revenue synergies at all, or that, if achieved, they can be achieved in a timely manner. In addition to the transition costs expected to be incurred in connection with the Merger, AMR will pay approximately $1.4 billion in cash at emergence to settle certain obligations in connection with the Plan.

Board of Directors and Management of AAG after the Merger

Following the Merger, the board of directors of AAG will consist of 12 members. Five of these directors have been designated by the Search Committee appointed by the UCC and a majority of the Consenting Creditors (and one of such directors will be the lead Independent Director); two of these directors have been designated by AMR and have been determined to be reasonably acceptable to the Search Committee; three of these directors have been designated by US Airways Group; and the two remaining directors will be Mr. Horton, the current chairman and chief executive officer of AMR, who will also serve as chairman of the board of directors of AAG, and Mr. Parker, the current chairman and chief executive officer of US Airways Group, who will also serve as chief executive officer of AAG. The Search Committee has designated James F. Albaugh, Jeffrey D. Benjamin, John T. Cahill, Michael J. Embler, and Richard P. Schifter as members of the board of directors of AAG following the Closing, with Mr. Cahill to serve as lead independent director. For more information about these individuals, see the section entitled “The Combined Company After the Merger—Board of Directors and Management of AAG after the Merger—Board of Directors” beginning on page 151. AMR has designated Alberto Ibargüen and Ray M. Robinson, current members of the AMR board of directors, as members of the board of directors of AAG following the Closing. For more information about these individuals, see the sections entitled “AMR Board of Directors and Corporate Governance Information—Directors, Executive Officers, and Corporate Governance” beginning on page 245 and “AMR’s Compensation Discussion and Analysis” beginning on page 251. US Airways Group has designated Matthew J. Hart, Richard C. Kraemer, and Denise M. O’Leary, current members of the US Airways Group board of directors, as members of the board of directors of AAG following the Closing. For more information about these individuals, see the sections entitled “Proposal 4: Election of Directors” beginning on page 283 and “US Airways Group Director Compensation” beginning on page 297. If, prior to the Closing, any of these prospective directors becomes unavailable for any reason to serve as a member of the board of directors of AAG following the Closing (which is not anticipated), a substitute will be designated in accordance with the Merger Agreement.

Each of AMR and US Airways Group believes that these prospective directors are independent within the meaning of the relevant NYSE and NASDAQ rules. In accordance with stock exchange rules, a formal independence determination with respect to each such individual will be made following the Closing by the board of directors of AAG.

As of the date of this proxy statement/prospectus, the compensation to be paid to the non-employee directors of AAG has not yet been determined, nor has any determination been made as to committee memberships.

Mr. Horton will serve as chairman of the board of AAG until the earliest of:

•	the date that is the first anniversary of the Closing Date;

•	the day prior to the date of the first annual meeting of the stockholders of AAG following the Closing Date (which will not occur prior to May 1, 2014); and

•

the election of a new chairman by the affirmative vote of at least 75% of the members of the board of directors (rounded up to the next full director), which must include at least one director who was nominated as a director by AMR pursuant to the Merger Agreement.

Following the earliest of such dates, Mr. Parker will serve as chairman of the board of directors of AAG until the election of a new chairman by the affirmative vote of the board of directors of AAG, which, prior to the date that is the 18 month anniversary of the Closing Date, will require the affirmative vote of at least 75% of the members of the board of directors of AAG (rounded up to the next full director), which must include at least one director who was designated as a director by US Airways Group pursuant to the Merger Agreement.

On June 10, 2013, AMR and US Airways Group jointly announced their intention to retain the following individuals, subject to the approval of the board of directors of AAG, as the senior leadership team of AAG or its principal operating subsidiaries following the Closing (in addition to Mr. Parker):

•	J. Scott Kirby, as president (currently president of US Airways Group);

•	Elise R. Eberwein, as executive vice president — people and communications (currently executive vice president – people, communications and public affairs of US Airways Group);

•	Beverly K. Goulet, as chief integration officer (currently senior vice president and chief integration officer of AMR);

•	Robert D. Isom, Jr., as chief operating officer and as chief executive officer of US Airways (currently executive vice president and chief operating officer of US Airways Group);

•	Stephen L. Johnson, as executive vice president, corporate affairs (currently executive vice president – corporate and government affairs of US Airways Group);

•	Derek J. Kerr, as chief financial officer (currently chief financial officer of US Airways Group);

•	Maya Leibman, as chief information officer (currently senior vice president — technology and chief information officer of AMR); and

•	William K. Ris, Jr., as senior vice president, government affairs (currently senior vice president — government and regulatory affairs of AMR).

The designation of the executive officers of AAG will be determined by the board of directors of AAG after the Closing and is expected to be drawn from the executives identified above. As of the date of this proxy statement/prospectus, AAG had not entered into any new plan, contract, or arrangement with any of these individuals with respect to compensation and benefits following the Closing. The compensation programs and policies for AAG are expected to be established by the board of directors of AAG following the Closing. For more information with respect to the foregoing individuals who are current US Airways executive officers, see the sections entitled “US Airways Group Compensation Discussion and Analysis” beginning on page 310 and “US Airways Group Executive Officers” beginning on page 324.

Recommendation of US Airways Group’s Board of Directors (see page 74)

The US Airways Group board of directors believes that the Merger Agreement and the Merger are advisable and in the best interests of US Airways Group and its stockholders and has unanimously approved the Merger Agreement and the Merger, and unanimously recommends that US Airways Group stockholders vote “FOR” adoption of the Merger Agreement and “FOR” the adoption of each of the other proposals described in this proxy statement/prospectus.

US Airways Group Stockholders Entitled to Vote (see page 68)

US Airways Group stockholders of record at the close of business on May 30, 2013, or the Record Date, are entitled to receive notice of and to vote at the 2013 Annual Meeting of Stockholders and at any adjournments or postponement thereof. On the Record Date, there were 180,577,075 shares of US Airways Group’s common stock outstanding and eligible to be voted at the 2013 Annual Meeting of Stockholders. Each share of US Airways Group’s common stock entitles its record holder to one vote on each matter submitted to the stockholders.

Vote Required

Assuming a quorum is present, the vote requirements for the various proposals are as follows:

•

Adoption of the Merger Agreement: Approval of the proposal to adopt the Merger Agreement requires the affirmative vote of a majority of the outstanding shares of US Airways Group common stock that are entitled to vote at the 2013 Annual Meeting of Stockholders;

•

Election of Directors: Each US Airways Group director nominee must be elected by the affirmative vote of a majority of the votes cast with respect to such nominee by the shares represented, in person or by proxy, and entitled to vote therefor at the 2013 Annual Meeting of Stockholders. A majority of the votes cast means that the number of votes cast “for” a nominee exceeds the number of votes cast “against” that nominee; and

•

All Other Matters: All other matters on the agenda will be decided by the affirmative vote of a majority of the shares of US Airways Group common stock represented, in person or by proxy, and entitled to vote at the 2013 Annual Meeting of Stockholders (and provided that a quorum need not be present to approve the proposal to adjourn the stockholder meeting to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement).

Voting by US Airways Group Directors and Executive Officers (see page 74)

As of the Record Date, directors and executive officers of US Airways Group were entitled to vote 1,225,347 shares of US Airways Group common stock or less than 1% of the shares of US Airways Group common stock outstanding on that date. The affirmative vote of a majority of the outstanding shares of US Airways Group common stock that are entitled to vote at the 2013 Annual Meeting of Stockholders is required to adopt the Merger Agreement. Each director and executive officer has indicated his or her present intention to vote, or cause to be voted, the shares of US Airways Group common stock owned by him or her “FOR” the adoption of the Merger Agreement.

Opinion of US Airways Group’s Financial Adviser (see page 93)

On February 13, 2013, Barclays Capital Inc. (“Barclays”) rendered its opinion to US Airways Group’s board of directors that, as of such date and based upon and subject to the qualifications, limitations, and assumptions stated in its opinion, from a financial point of view, the consideration to be received by the stockholders of US Airways Group in the Merger is fair to the stockholders of US Airways Group.

The full text of Barclays’ written opinion, dated as of February 13, 2013, is attached as Annex E to this proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered, and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. Barclays’ opinion is (i) addressed to the board of directors of US Airways Group, (ii) addresses only the fairness, from a financial point of view, of the consideration to be offered to the stockholders of US Airways Group, and (iii) does not constitute a recommendation to any stockholder of US Airways Group as to how such stockholder should vote with respect to the proposed transaction or any other matter. Barclays was not requested to address, and its opinion does not in any manner address, US Airways Group’s underlying business decision to proceed with or effect the proposed transaction.

Interests of US Airways Group’s Directors and Executive Officers in the Merger (see page 110)

Certain members of the board of directors and executive officers of US Airways Group have interests in the Merger that are different from, or are in addition to, the interests of US Airways Group stockholders generally. These interests include those discussed below.

US Airways Group’s executive officers are parties to agreements with US Airways Group and US Airways that provide for certain benefits upon a change in control of US Airways Group, including the Merger, and for severance benefits if their employment is terminated under certain circumstances in connection with a change in control of US Airways Group, including the Merger. In addition, the Merger Agreement provides that, as of the Effective Time, AAG will provide certain current and former US Airways Group non-employee directors various flight privileges and, in certain cases, a related tax gross-up payment.

Furthermore, US Airways Group compensation and benefit plans and arrangements provide for accelerated vesting of certain equity awards held by US Airways Group executive officers and directors upon the closing of a change in control of US Airways Group, including the Merger. Each US Airways Group executive officer has agreed to waive his or her rights to accelerated vesting of US Airways Group stock options, US Airways Group RSUs, and/or US Airways Group SARs, in each case, solely as a result of the Closing. In lieu of such rights, the US Airways Group executive officers have been provided a right to “double trigger” accelerated vesting of such equity awards, meaning the vesting of such equity awards would instead accelerate only upon a qualifying termination of such executive officers in connection with the Closing.

In addition, the current executive officers of US Airways Group are expected to serve as senior officers of AAG or its principal operating subsidiaries following the Closing, and four members of US Airways Group’s current board of directors (including Mr. Parker) have been designated to serve as members of the board of directors of AAG following the Closing. For more information, see the section entitled “The Merger—Interests of US Airways Group’s Directors and Executive Officers in the Merger” beginning on page 110.

Treatment of US Airways Group Equity Awards (see page 113)

The Merger Agreement provides that, at the Effective Time, (i) each US Airways Group stock option that is outstanding immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase a number of shares of AAG common stock equal to the number of shares of US Airways Group common stock underlying the applicable US Airways Group stock option, and AAG will assume such stock option, (ii)(a) each US Airways Group stock-settled SAR that is outstanding immediately prior to the Effective Time, whether or not vested, will be converted into a stock-settled SAR covering a number of shares of AAG common stock equal to the number of shares of US Airways Group common stock underlying the applicable US Airways Group stock-settled SAR, and (b) each US Airways Group cash-settled SAR that is outstanding immediately prior to the Effective Time will be converted into a cash-settled SAR to acquire an amount of cash determined by reference to a number of shares of AAG common stock equal to the number of shares of US Airways Group common stock referenced by the applicable US Airways Group cash-settled SAR and, in each case, AAG will assume such SAR, and (iii)(a) each US Airways Group stock-settled RSU, each of which represents the right to receive one share of US Airways Group common stock, that is outstanding immediately prior to the Effective Time will be converted into a stock-settled RSU with respect to one share of AAG common stock, and (b) each US Airways Group cash-settled RSU, each of which represents the right to receive the value of one share of US Airways Group common stock, that is outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash based on the value of one share of AAG common stock and, in each case, AAG will assume such RSU.

For more information, see the sections entitled “The Merger Agreement—The Merger Consideration and the Plan Shares—US Airways Group Stock Options and Other Stock Awards” beginning on page 120 and “The Merger Agreement—The Merger Consideration and the Plan Shares—US Airways Stock Options and Other Stock Awards—US Airways Group Restricted Stock Units” beginning on page 121.

Listing of AAG Common Stock and Delisting of US Airways Group Common Stock (see page 109)

It is a condition to Closing that the shares of AAG common stock to be issued to US Airways Group equity holders pursuant to the Merger Agreement be authorized for listing on the NYSE or NASDAQ prior to the Effective Time. AMR will use its reasonable best efforts to cause the shares of AAG common stock to be authorized for listing on the NYSE or NASDAQ upon official notice of issuance, prior to the Closing Date. Upon the Closing, shares of US Airways Group common stock currently listed on the NYSE will be delisted and will be deregistered under the Exchange Act.

No Dissenters’ Rights (see page 109)

Under the DGCL, holders of US Airways Group common stock are not entitled to appraisal rights in connection with the Merger.

Comparison of Stockholder Rights and Corporate Governance Matters (see page 180)

US Airways Group stockholders receiving shares of AAG common stock in connection with the Merger will have different rights once they become stockholders of AAG due to differences between the governing corporate documents of US Airways Group and the proposed governing corporate documents of AAG. These differences are described in detail in the sections entitled “Description of Capital Stock of AAG” beginning on page 177 and “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 180.

The Plan of Reorganization (see page 155)

On April 15, 2013, AMR and the other Debtors filed the Plan and the Disclosure Statement with the Bankruptcy Court, each of which was subsequently amended. On June 7, 2013, the Bankruptcy Court entered an order approving the Disclosure Statement. The Plan incorporates and will implement the Merger pursuant to the Merger Agreement. In addition, the Plan contains provisions for the treatment of equity interests in and prepetition claims against AMR and the other Debtors. Upon the effectiveness of the Plan and the Merger, which are anticipated to occur substantially contemporaneously, all shares of existing AMR common stock and other equity interests in AMR will be cancelled and all rights with respect thereto will cease to exist. For more information, see the section entitled “The Plan of Reorganization” beginning on page 155.

Regulatory Approvals Required for the Merger (see page 105)

Several domestic and international regulatory filings and approvals are required before AMR and US Airways Group can effect the Closing. Under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), AMR and US Airways Group were required to file notifications with the Premerger Notification Office of the U.S. Federal Trade Commission (“FTC”) and the Antitrust Division of the DOJ and to observe a mandatory waiting period before completing the Merger. On March 4, 2013, AMR and US Airways Group received a Second Request from the DOJ in connection with the proposed Merger. The issuance of the Second Request extended the statutory HSR Act waiting period during which the parties cannot close the Merger. The DOJ is currently conducting its review of the Merger. Several state attorneys general also are reviewing the Merger and are coordinating their investigation with the DOJ. In addition, the Merger is subject to the pre-Closing approval of the European Commission under European Union (“EU”) merger control legislation. AMR and US Airways Group have also notified the Merger to the competition authorities in Canada, Brazil, and Mexico. These competition authorities have now all completed their review of the Merger without taking further action. The parties do not expect to file merger notifications in jurisdictions other than those described above. In addition to the antitrust related filings and clearances discussed above, AMR and US Airways Group must obtain approvals from various other U.S. regulatory agencies, including any required approvals from the U.S. Department of Transportation (“DOT”) and the U.S. Federal Aviation Administration (“FAA”), as well as certain other foreign regulatory authorities in connection with the Merger. However, obtaining such approvals (other than any approvals from the DOT or the FAA) is only a condition to the Closing if the failure to obtain such approvals would reasonably be expected to result in a material adverse effect on AMR, US Airways Group, or AAG or to provide a reasonable basis to conclude that AMR, US Airways Group, or any of their respective directors or officers would be subject to the risk of criminal liability. AMR and US Airways Group do not believe that the failure to receive any such regulatory approvals, other than any required approvals from the DOT or the FAA, would reasonably be expected to result in a material adverse effect on AMR, US Airways Group, or AAG, or provide a reasonable basis to conclude that AMR, US Airways Group, or any of their respective directors or officers would be subject to the risk of criminal liability. As of the date of this proxy statement/prospectus, American and US Airways have submitted filings to the DOT in order to obtain certain required approvals in connection with the Merger, but have not received those approvals from the DOT. AMR and US Airways Group do not believe that any FAA approvals are required prior to the Merger, although approvals of the FAA will be required in connection with the integration of American and US Airways after the Closing.

Conditions to the Merger (see page 135)

Conditions to Each Party’s Obligations to Effect the Merger

AMR’s, AMR Merger Sub’s, and US Airways Group’s obligations to complete the Merger are conditioned upon the satisfaction or waiver of each of the following conditions:

•	the Merger Agreement must have been duly adopted by holders of a majority of the outstanding shares of US Airways Group common stock;

•	the HSR Act waiting period applicable to the Closing must have expired or been earlier terminated;

•	any required EU Merger Regulation approvals or authorizations must have been obtained;

•	any required approval or authorization from the FAA and the DOT must have been obtained;

•	any approval or authorization required to be obtained from any other governmental entity for the Closing must have been obtained, except for those the failure of which to obtain would not,

individually or in the aggregate, reasonably be expected to result in a material adverse effect on AMR, US Airways Group, or AAG or provide a reasonable basis to conclude that AMR, US Airways Group, or any of their respective directors or officers would be subject to the risk of criminal liability;

•

any approval or authorization required to be obtained under any other foreign antitrust, competition, or similar laws for the Closing must have been obtained, except for those the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on AMR, US Airways Group, or AAG or provide a reasonable basis to conclude that AMR, US Airways Group, or any of their respective directors or officers would be subject to the risk of criminal liability;

•

no governmental entity of competent jurisdiction may have enacted, issued, promulgated, enforced, or entered any law (whether temporary, preliminary, or permanent) that is in effect and restrains, enjoins, makes illegal, or otherwise prohibits the Closing or the consummation of the other transactions contemplated by the Merger Agreement, and no governmental entity of competent jurisdiction may have proposed (and not withdrawn) an order that could have a material adverse effect on AAG or provide a reasonable basis to conclude that AMR, US Airways Group, or any of their respective directors or officers would be subject to the risk of criminal liability;

•	the shares of AAG common stock to be issued in the Merger and under the Plan must have been authorized for listing on the NYSE or NASDAQ upon official notice of issuance; and

•

the registration statement of which this proxy statement/prospectus forms a part must have become effective under the Securities Act, no stop order suspending its effectiveness may have been issued, and no proceedings for that purpose may have been initiated or be threatened by the SEC.

Conditions to Obligations of AMR and AMR Merger Sub

AMR’s and AMR Merger Sub’s obligations to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•

each of the representations and warranties made by US Airways Group in the Merger Agreement (without giving effect to any materiality or material adverse effect qualifications contained therein) must be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date) except (i) where the failure of such representations and warranties to be true and correct (other than with respect to specified representations and warranties relating to the capitalization of US Airways Group) would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on US Airways Group; and (ii) where the failure of such specified representations and warranties relating to the capitalization of US Airways Group to be true and correct is not material;

•	US Airways Group must have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;

•

AMR must have received a certificate signed on behalf of US Airways Group by the chief executive officer or chief financial officer of US Airways Group to the effect that the conditions in the prior two bullets have been satisfied;

•

AMR must have received the opinion of Weil, Gotshal & Manges LLP, counsel to AMR, in form and substance reasonably satisfactory to AMR, dated the Closing Date, substantially to the effect that the Merger in conjunction with the Plan will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”); and

•

any modifications, amendments, or supplements to the Plan, the Plan Related Documents, or the order of the Bankruptcy Court approving the restructuring of the Debtors pursuant to the Plan, including the approval of the Merger contemplated by the Merger Agreement, and the authorization of AMR to consummate the transactions contemplated by the Plan and the Merger Agreement (the “Confirmation Order”) not filed with the Bankruptcy Court by the Debtors must be reasonably acceptable to AMR; the Plan must have been confirmed by the Bankruptcy Court pursuant to the Confirmation Order, the Confirmation Order must be in full force and effect and must not have been stayed, modified, or vacated; and the effective date of the Plan (the “Effective Date”) must occur contemporaneously with the Closing Date. As used herein, “Plan Related Documents” means modifications, amendments, supplements, schedules, exhibits, and other similar documents related to the Plan or the Disclosure Statement or their terms and conditions.

Conditions to Obligations of US Airways Group

US Airways Group’s obligation to effect the Merger is also subject to the satisfaction or waiver of the following conditions:

•

each of the representations and warranties made by AMR and AMR Merger Sub in the Merger Agreement (without giving effect to any materiality or material adverse effect qualifications contained therein) must be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of that earlier date) except (i) where the failure of such representations and warranties to be true and correct (other than with respect to specified representations and warranties relating to the capitalization of AAG) would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on AMR; and (ii) where the failure of such specified representations and warranties relating to the capitalization of AAG to be true and correct is less than a certain threshold of shares of AAG common stock;

•	each of AMR and AMR Merger Sub must have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;

•

US Airways Group must have received a certificate signed on behalf of AMR and AMR Merger Sub by the chief executive officer or chief financial officer of AMR to the effect that the conditions in the first, second, sixth, and seventh bullets under this heading “Conditions to Obligations of US Airways Group” have been satisfied;

•

US Airways Group must have received the opinion of Latham & Watkins LLP, counsel to US Airways Group, in form and substance reasonably satisfactory to US Airways Group, dated the Closing Date, substantially to the effect that the Merger in conjunction with the Plan will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

•

the Plan, the Plan Related Documents, and the Confirmation Order must be in form and substance reasonably acceptable to US Airways Group (such acceptance not to be unreasonably delayed, conditioned, or withheld); the Plan must have been confirmed by the Bankruptcy Court pursuant to the Confirmation Order; the Confirmation Order must be in full force and effect and must not have been stayed, modified, or vacated; and the Effective Date must occur contemporaneously with the Closing Date;

•	the Plan must include each of the components of a conforming plan as set forth in the Merger Agreement under “The Merger Agreement—Bankruptcy Matters” beginning on page 126; and

•	immediately prior to the effectiveness of the Plan:

¡	secured indebtedness of the Debtors (other than secured indebtedness with respect to municipal bonds) must not exceed $6.8 billion in aggregate principal amount, subject to certain exceptions;

¡	secured indebtedness of the Debtors with respect to municipal bonds must not exceed $1.7 billion in aggregate principal amount, subject to certain exceptions; and

¡

certain unpaid administrative expense claims and unpaid claims entitled to priority status under the Bankruptcy Code (other than priority claims related to pensions) must not exceed $400 million in aggregate principal amount.

Expected Timing of the Merger

AMR and US Airways Group plan to complete the Merger as soon as is reasonably practicable and presently expect the Closing to occur in the third quarter of 2013. However, AMR and US Airways Group cannot predict the exact timing of the Closing because it is subject to approval of the Bankruptcy Court as part of the Plan, regulatory approvals, and other conditions.

Non-Solicitation of Acquisition Proposals (see page 128)

The Merger Agreement restricts US Airways Group and AMR from initiating, soliciting, knowingly encouraging, or facilitating certain proposals or offers with respect to a competing acquisition proposal, including the acquisition of a significant equity interest in US Airways Group or AMR (including AMR as reorganized pursuant to the Bankruptcy Code) or the acquisition of a significant portion of the assets of US Airways Group or AMR, or, in the case of AMR, the acquisition of claims against AMR that would entitle the purchaser to a significant equity interest in AMR (as reorganized pursuant to the Bankruptcy Code) or any plan of reorganization of AMR other than the Plan. However, each of US Airways Group or AMR may consider competing, unsolicited acquisition proposals and enter into discussions or negotiations regarding such acquisition proposals, if its board of directors determines that any such acquisition proposal constitutes, or is reasonably likely to lead to, a superior proposal and that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable law.

Termination Fees and Expenses (see page 140)

Subject to the specific exceptions discussed in this proxy statement/prospectus, in the event the Merger Agreement is terminated, US Airways Group may be required to pay a termination fee of $55 million or $195 million and AMR may be required to pay a termination fee of $135 million or $195 million (as the case may be). See the section entitled “The Merger Agreement—Termination Fees and Expenses” beginning on page 140 for a discussion of the circumstances under which such termination fees will be required to be paid.

Material U.S. Federal Income Tax Consequences of the Merger (see page 106)

The Merger in conjunction with the Plan is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code, and the Closing is conditioned upon the receipt by each of US Airways Group and AMR of an opinion from its outside counsel to the effect that the Merger so qualifies. If the Merger in conjunction with the Plan qualifies as such a reorganization, U.S. Holders generally will not recognize gain or loss as a result of the exchange of US Airways Group common stock for AAG common stock in the Merger, their aggregate tax basis in AAG common stock received in the Merger will be equal to the aggregate tax basis of the US Airways Group common stock surrendered in the Merger, and their holding period for AAG common stock received in the Merger will include their holding period for the US Airways Group common stock surrendered in the Merger. U.S. Holders who hold their US Airways Group common stock with differing bases or holding periods should consult their tax advisers with regard to identifying the bases or holding periods of the particular AAG common shares received in the Merger. As used herein, a “U.S. Holder” means a beneficial owner of US Airways Group common stock who is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (a) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (b) has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax consequences of the Merger to each stockholder will depend on such stockholder’s own situation. US Airways Group stockholders are urged to read the discussion in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 103, and to consult their tax advisers as to the U.S. federal income tax consequences of the Merger, as well as the effects of other federal, state, local, and non-U.S. tax laws.

Accounting Treatment (see page 108)

AMR prepares its financial statements in accordance with GAAP. The Merger will be accounted for using the acquisition method of accounting. AMR will be treated as the acquirer for accounting purposes. Upon emergence from Chapter 11, AMR will finalize all appropriate accounting entries associated with the Plan and adopt “fresh start” accounting in accordance with the Financial Accounting Standards Board’s Accounting Standards Classification (“ASC”) 852, “Reorganizations.” Fresh start accounting requires resetting the historical net book value of assets and liabilities to fair value by assigning AMR’s reorganization value to the fair value of its assets and liabilities pursuant to ASC 805. See the section entitled “The Merger—Accounting Treatment” beginning on page 108 and Note 3 to the unaudited pro forma condensed combined financial statements beginning on page 170.

Risk Factors (see page 44)

In evaluating the Merger and the Merger Agreement, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page  44.

Comparative Per Share Market Price Data

For a detailed description of comparative market prices, see the section entitled “Comparative Per Share Market Price Data” beginning on page 149.

US Airways Group common stock currently trades on the NYSE under the symbol “LCC.” Prior to the commencement of the Chapter 11 Cases and continuing through January 5, 2012, AMR’s common stock was traded on the NYSE under the symbol “AMR.” On December 29, 2011, the NYSE announced that it would suspend trading and move to delist AMR’s common stock. AMR’s common stock was delisted effective January 5, 2012. As a result, on January 5, 2012, AMR’s common stock began trading on the over-the-counter market under the symbol “AAMRQ.”

The table below sets forth, for the periods indicated, the range of high and low per share sales prices for AMR common stock as reported on the NYSE and over-the-counter market, as applicable, and for US Airways Group common stock as reported on the NYSE. For current price information, you should consult publicly available sources. Neither AMR nor US Airways Group paid any dividends during these periods.

The historical price information of US Airways Group stock does not necessarily reflect, and the historical price information of AMR common stock does not reflect the price at which AAG common stock will trade following the Merger. The Plan contemplates the cancellation of all currently outstanding equity securities of AMR. Therefore, it is not meaningful to determine the value of the Merger consideration by reference to current trading values of AMR common stock. Neither AMR nor US Airways Group can anticipate the price at which AAG common stock will trade following the Closing. For information on the financial forecasts developed by AMR management (the “AMR Forecasts”), the financial forecasts developed by US Airways Group management (the “US Airways Group Forecasts”), and the financial forecasts developed by AMR management and US Airways Group management (the “AAG Disclosure Statement Forecasts,” and, together with the AMR Forecasts and the US Airways Group Forecasts, the “Forecasts”), see the section entitled “The Merger—General Information regarding Forecasts and Expected Synergies” beginning on page 100.

	US Airways Group		AMR
	High	Low	High	Low
Fiscal Year 2013
Second Quarter (through June 7, 2013)	$19.70	$15.03	$6.85	$4.43
First Quarter	17.43	12.70	4.52	0.80
Fiscal Year 2012
Fourth Quarter	$13.75	10.32	$0.99	0.36
Third Quarter	14.51	9.74	0.56	0.36
Second Quarter	13.80	7.41	0.60	0.44
First Quarter	9.91	4.97	0.83	0.24
Fiscal Year 2011
Fourth Quarter	$6.48	3.96	$3.10	0.20
Third Quarter	9.15	4.68	5.54	2.94
Second Quarter	10.35	7.76	6.79	5.40
First Quarter	11.56	7.71	8.89	6.05

The following table presents:

•	the last reported sale price of a share of AMR common stock, as reported on the over-the-counter market; and

•	the last reported sale price of a share of US Airways Group common stock, as reported on the NYSE;

in each case, on February 13, 2013, the last full trading day prior to the public announcement of the proposed Merger, and on June 7, 2013, the last practicable trading day prior to the date of this proxy statement/prospectus.

Date	US Airways Group	AMR
February 13, 2013	$14.66	$1.30
June 7, 2013	$17.02	$4.85

As noted above, because the Plan contemplates the cancellation of all currently outstanding securities of AMR, the historical price information of AMR common stock does not reflect the price at which AAG common stock will trade following the Closing.

Selected Consolidated Financial Data

Selected Consolidated Financial Data of AMR

The selected consolidated financial data presented below under the captions “Consolidated statements of operations data” and “Consolidated balance sheet data” for the years ended December 31, 2012, 2011, and 2010 and as of December 31, 2012 and 2011 are derived from AMR’s audited consolidated financial statements included in this proxy statement/prospectus. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 160. The selected consolidated financial data for the years ended December 31, 2009 and 2008 and as of December 31, 2010, 2009, and 2008 are derived from AMR’s audited consolidated financial statements for such years, which have not been included in, or incorporated by reference into, this proxy statement/prospectus. See the section entitled “Additional Information” beginning on page 347.

The consolidated statement of operations data for the three months ended March 31, 2013 and 2012, and the consolidated balance sheet data as of March 31, 2013 have been derived from the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013, included in this proxy statement/prospectus. The balance sheet data as of March 31, 2012, has been derived from the AMR unaudited interim condensed consolidated financial statements for such periods, which have not been included in, or incorporated by reference into, this proxy statement/prospectus. These financial statements are unaudited, but, in the opinion of AMR’s management, contain all adjustments necessary to present fairly AMR’s consolidated financial position, results of operations, and cash flows for the periods indicated.

You should read this selected consolidated financial data together with the financial statements of AMR that are included in this proxy statement/prospectus and their accompanying notes and management’s discussion and analysis of financial condition and results of operations of AMR contained in this proxy statement/prospectus. See the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 beginning on page F-2 and the AMR 2012 consolidated financial statements beginning on page F-31.

	Three Months Ended March 31,		Year Ended December 31,
	2013(a)	2012(a)	2012(a),(d)	2011(a)	2010(a)	2009(a),(d)	2008(a),(f)
	(In millions, except share and per share data)		(In millions, except share and per share data)
Consolidated statements of operations data:
Total operating revenues	$6,098	$6,037	$24,855	$23,979	$22,170	$19,917	$23,766
Operating income (loss)	52	(89)	107	(1054)	308	(1004)	(1889)
Reorganization items, net (b)	(160)	(1,401)	(2,208)	(118)	—	—	—
Net income (loss)	(341)	(1,660)	(1,876)	(1,979)	(471)	(1,468)	(2,118)
Net income (loss) per share:
Basic	(1.02)	(4.95)	(5.60)	(5.91)	(1.41)	(4.99)	(8.16)
Diluted	(1.02)	(4.95)	(5.60)	(5.91)	(1.41)	(4.99)	(8.16)

Consolidated balance sheet data (at end of period):
Total assets	23,852	24,511	23,510	23,848	25,088	25,438	25,175
Long-term debt, less current maturities	6,646	6,575	6,735	6,702	8,756	9,984	8,423
Obligations under capital leases, less current obligations	375	316	381	—	497	599	582
Obligation for pension and post-retirement benefits (c), (e)	6,730	1,685	6,780	9,204	7,877	7,397	6,614
Liabilities subject to compromise	6,779	15,001	6,606	4,843	—	—	—
Stockholders’ equity (deficit) (c), (e)	(8,376)	(8,686)	(7,987)	(7,111)	(3,945)	(3,489)	(2,935)

(a)	Includes special charges and other items, as follows:

The 2013 first quarter special charges consisted of $16 million in Merger-related charges, $12 million of severance-related charges and write off of leasehold improvements at airport facilities that were rejected during the Chapter 11 Cases and a $45 million charge due to an increase in workers’ compensation claims in recent months as well as adverse development on older claims. The 2012 first quarter included special charges of $11 million related to the write off of leasehold improvements on aircraft.

In 2012, special charges consisted of $387 million of severance-related charges and write off of leasehold improvements on aircraft and at airport facilities that were rejected during the Chapter 11 Cases. AMR’s 2012 results also include a $280 million benefit from a settlement of a commercial dispute.

In 2011, special charges and other items consisted of $799 million, including $725 million related to the impairment of certain aircraft and gates, $31 million of non-recurring non-cash charges related to certain sale/leaseback transactions, and a $43 million revenue reduction as a result of a decrease in the breakage assumption related to the AAdvantage® program frequent flier liability.

In 2010, special items consisted of $81 million and include the impairment of certain route authorities in Latin America and losses on Venezuelan currency remeasurement.

In 2009, restructuring charges of $171 million primarily consisted of the grounding of the Airbus A300 fleet and the impairment of Embraer RJ-135 aircraft. Special items in 2009 consisted of $184 million and include the impairment of certain route and slot authorities, primarily in Latin America, and losses on certain sale-leaseback transactions. In 2008, restructuring charges consisted of $1.2 billion primarily related to aircraft and employee charges due to announced capacity reductions (for further discussion of these items, see Note 3 to the AMR 2012 consolidated financial statements).

(b)	Reorganization items refer to revenues, expenses (including professional fees), realized gains and losses, and provisions for losses that are realized or incurred as a direct result of the Chapter 11 Cases. See Note 1 to the AMR 2012 consolidated financial statements and Note 1 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013, included herein for further information on reorganization items.
(c)	AMR’s defined benefit pension plans were frozen effective November 1, 2012, and the Pilot B Plan, a defined contribution plan, was terminated on November 30, 2012. Further, AMR significantly modified its retiree medical plans in 2012 resulting in the recognition of a negative plan amendment. See Note 11 to the AMR 2012 consolidated financial statements included herein for further information on retirement benefits, including the financial impact of these plan changes.
(d)	Includes the impact of a $569 million and $248 million tax benefit related to the allocation of tax expense to other comprehensive income items recognized in 2012 and 2009, respectively.
(e)	As a result of a significant decline in 2008 in the market value of AMR’s benefit plan assets, AMR recorded a $3.0 billion increase in pension and retiree medical and other benefits and a similar decrease in stockholders’ equity in 2008. In 2008, AMR incurred $103 million in expense due to a pension settlement. As a result of actuarial changes in the discount rate, AMR recorded a $1.3 billion increase in pension and retiree medical and other benefits obligations and a corresponding decrease in stockholders’ equity in 2011.
(f)	Includes the impact of the $432 million gain on the sale of American Beacon Advisers.

No cash dividends were declared on AMR’s common shares during any of the periods above.

Selected Consolidated Financial Data of US Airways Group

The selected consolidated financial data presented below under the captions “Consolidated statements of operations data” and “Consolidated balance sheet data” for the years ended December 31, 2012, 2011, and 2010 and as of December 31, 2012 and 2011 are derived from US Airways Group’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this proxy statement/prospectus. The selected consolidated financial data for the years ended December 31, 2009 and 2008 and as of December 31, 2010, 2009, and 2008 are derived from US Airways Group’s audited consolidated financial statements for such years, which have not been incorporated by reference into this proxy statement/prospectus. The selected consolidated financial data should be read in conjunction with US Airways Group’s consolidated financial statements for the respective periods, the related notes, and the related reports of KPMG LLP, an independent registered public accounting firm.

The consolidated statement of operations data for the three months ended March 31, 2013 and 2012, and the consolidated balance sheet data as of March 31, 2013 have been derived from US Airways Group’s unaudited condensed consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, which is incorporated by reference in this proxy statement/prospectus. The balance sheet data as of March 31, 2012 has been derived from US Airways Group’s unaudited condensed consolidated financial statements for such period, which have not been included in, or incorporated by reference into, this proxy statement/prospectus. These financial statements are unaudited, but, in the opinion of US Airways Group’s management, contain all adjustments necessary to present fairly US Airways Group’s consolidated financial position, results of operations, and cash flows for the periods indicated.

You should read this selected consolidated financial data together with the financial statements of US Airways Group and the accompanying notes and management’s discussion and analysis of financial condition and results of operations of US Airways Group contained in US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, each of which is incorporated by reference in this proxy statement/prospectus. See the section entitled “Additional Information” beginning on page 347.

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(In millions, except share and per share data)
Consolidated statements of operations data:
Operating revenues	$3,380	$3,266	$13,831	$13,055	$11,908	$10,458	$12,118
Operating expenses	3,277	3,207	12,975	12,629	11,127	10,340	13,918

Operating income (loss)	103	59	856	426	781	118	(1,800)
Net income (loss)	44	48	637	71	502	(205)	(2,215)
Earnings (loss) per common share:
Basic	$0.27	$0.30	$3.92	$0.44	$3.11	$(1.54)	$(22.11)
Diluted	0.26	0.28	3.28	0.44	2.61	(1.54)	(22.11)
Shares used for computation (in thousands):
Basic	162,902	162,130	162,331	162,028	161,412	133,000	100,168
Diluted	206,748	201,814	203,978	163,743	201,131	133,000	100,168

Consolidated statements of operations data excluding special items (a):
Operating income (loss) excluding special items	$144	$62	$893	$452	$785	$(199)	$(606)
Net income (loss) excluding special items	55	(22)	537	111	447	(499)	(808)
Earnings (loss) per common share excluding special items:
Basic	$0.34	$(0.13)	$3.31	$0.69	$2.77	$(3.75)	$(8.06)
Diluted	0.31	(0.13)	2.79	0.68	2.34	(3.75)	(8.06)

Consolidated balance sheet data (at end of period):
Total assets	$10,147	$8,848	$9,396	$8,335	$7,819	$7,454	$7,214
Long-term obligations, less current maturities (b)	3,923	4,582	5,013	4,718	4,559	4,643	4,281
Total stockholders’ equity (deficit)	841	200	790	150	84	(355)	(494)

(a)	See reconciliation of GAAP to non-GAAP financial measures below.
(b)	Includes debt, capital leases, post-retirement benefits other than pensions and employee benefit liabilities, and other.

Reconciliation of GAAP to Non-GAAP Financial Measures

US Airways Group is providing disclosure of the reconciliation of reported non-GAAP financial measures to its comparable financial measures on a GAAP basis. US Airways Group believes that the non-GAAP financial measures provide investors the ability to measure financial performance excluding special items, which is more indicative of its ongoing performance and is more comparable to measures reported by other major airlines.

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(In millions)
Operating income (loss)—GAAP	$103	$59	$856	$426	$781	$118	$(1,800)
Operating special items, net (a)	41	3	37	26	4	(317)	1,194

Operating income (loss) excluding special items	144	62	893	452	785	(199)	(606)
Net income (loss)—GAAP	44	48	637	71	502	(205)	(2,215)
Operating special items, net (a)	41	3	37	26	4	(317)	1,194
Nonoperating special items, net (b)	(30)	(73)	(137)	(7)	(59)	61	213
Income tax special items (c)	—	—	—	21	—	(38)	—

Net income (loss) excluding special items	$55	$(22)	$537	$111	$447	$(499)	$(808)

(a)	Includes the following operating special charges (credits):

The three months ended March 31, 2013 consisted primarily of Merger-related costs and charges related to the ratification of the US Airways flight attendant collective bargaining agreement (“CBA”).

The 2012 period included $34 million of charges primarily related to corporate transaction and auction rate securities arbitration costs as well as $3 million of express special charges related to ratification of a new Piedmont fleet and passenger services contract.

The 2011 period included $24 million of charges primarily related to corporate transaction and auction rate securities arbitration costs as well as $2 million in express other special charges.

The 2010 period included a $6 million non-cash charge related to the decline in value of certain spare parts, $5 million in aircraft costs related to capacity reductions, and other net special charges of $10 million, which included a settlement and corporate transaction costs. These costs were offset in part by a $16 million refund of Aviation and Security Infrastructure Fee (“ASIF”) and a $1 million refund of ASIF for US Airways Group’s express subsidiaries previously paid to the Transportation Security Administration (“TSA”) during the years 2005 to 2009.

The 2009 period included $375 million of net unrealized gains on fuel hedging instruments, offset in part by $22 million in aircraft costs as a result of capacity reductions, $16 million in non-cash impairment charges due to the decline in value of certain indefinite lived intangible assets associated with international routes, $11 million in severance and other charges, $6 million in costs incurred related to the 2009 liquidity improvement program, and $3 million in non-cash charges related to the decline in value of certain express spare parts.

The 2008 period included a $622 million non-cash charge to write-off all of the goodwill created by the merger of US Airways Group and America West in September 2005, as well as $496 million of net unrealized losses on fuel hedging instruments. In addition, the 2008 period included $35 million of merger-related transition expenses, $18 million in non-cash charges related to the decline in value of certain spare parts associated with US Airways Group’s Boeing 737 aircraft fleet, and, as a result of capacity reductions, $14 million in aircraft costs and $9 million in severance charges.

(b)	Includes the following nonoperating special charges (credits):

The three months ended March 31, 2013 consisted of a $30 million credit in connection with an award received in an arbitration related to previous investments in auction rate securities.

The three months ended March 31, 2012 consisted of a $73 million gain relating to the Slot transaction with Delta Air Lines.

The 2012 period primarily included a $142 million gain related to the Slot transaction with Delta Air Lines, offset in part by $3 million in debt prepayment penalties and non-cash write-offs of certain debt issuance costs related to the refinancing of two Airbus aircraft.

The 2011 period included a $15 million credit in connection with an award received in an arbitration involving investments in auction rate securities, offset in part by $6 million in debt prepayment penalties and non-cash write-offs of certain debt issuance costs related to the refinancing of five Airbus aircraft as well as $2 million of losses related to investments in auction rate securities.

The 2010 period included $53 million of net realized gains related to the sale of certain investments in auction rate securities as well as an $11 million settlement gain, offset in part by $5 million in non-cash charges related to the write-off of debt issuance costs.

The 2009 period included $49 million in non-cash charges associated with the sale of 10 Embraer 190 aircraft and write-off of related debt discount and issuance costs, $10 million in other-than-temporary non-cash impairment charges for investments in auction rate securities, and a $2 million non-cash asset impairment charge.

The 2008 period included $214 million in other-than-temporary non-cash impairment charges for investments in auction rate securities, as well as $7 million in write-offs of debt discount and debt issuance costs in connection with the refinancing of certain aircraft equipment notes and certain loan prepayments, offset in part by $8 million in gains on forgiveness of debt.

(c)	Includes the following income tax special charges (credits):

The 2011 period included a non-cash tax charge of $21 million as a result of the sale of US Airways Group’s final remaining investment in auction rate securities in July 2011. This charge recognized in the statement of operations the tax provision that was recorded in other comprehensive income, a subset of stockholders’ equity, in the fourth quarter of 2009 as described below.

The 2009 period included a tax benefit of $38 million. Of this amount, $21 million was due to a non-cash income tax benefit related to gains recorded within other comprehensive income during 2009. In addition, US Airways Group recorded a $14 million tax benefit related to a legislation change allowing US Airways Group to carry back 100% of 2008 Alternative Minimum Tax liability net operating losses (“NOLs”), resulting in the recovery of such Alternative Minimum Tax liability amounts paid in prior years. US Airways Group also recognized a $3 million tax benefit related to the reversal of the deferred tax liability associated with the indefinite lived intangible assets that were impaired during 2009.

Supplementary Financial Data

The table below sets forth certain unaudited supplementary quarterly financial data of AMR for 2013, 2012 and 2011:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In millions, except per share amounts)
2013
Operating revenues	$6,098	$—	$—	$—
Operating income (loss)	52	—	—	—
Net earnings (loss)	(341)	—	—	—
Earnings (loss) per share:
Basic	(1.02)	—	—	—
Diluted	(1.02)	—	—	—
2012
Operating revenues	$6,037	$6,452	$6,429	$5,937
Operating income (loss)	(89)	142	51	3
Net earnings (loss)	(1,660)	(241)	(238)	263
Earnings (loss) per share:
Basic	(4.95)	(0.72)	(0.71)	0.78
Diluted	(4.95)	(0.72)	(0.71)	0.69
2011
Operating revenues	$5,533	$6,114	$6,376	$5,956
Operating income (loss)	(232)	(78)	39	(783)
Net earnings (loss)	(436)	(286)	(162)	(1,095)
Earnings (loss) per share:
Basic	(1.31)	(0.85)	(0.48)	(3.27)
Diluted	(1.31)	(0.85)	(0.48)	(3.27)

Selected Unaudited Pro Forma Condensed Combined Financial Data of AMR and US Airways Group

The following table presents selected unaudited pro forma condensed combined financial data about AMR’s consolidated balance sheet and statements of operations, after giving effect to the Merger and “fresh start” accounting. The information under “Unaudited Pro Forma Condensed Combined Statement of Operations Data” in the table below reflects the impact of “fresh start” accounting for AMR as if implemented on January 1, 2012 and gives effect to the Merger as if it had been consummated on January 1, 2012, the beginning of the earliest period presented. The information under “Unaudited Pro Forma Condensed Combined Balance Sheet Data” in the table below assumes the Merger had been consummated on December 31, 2012. This unaudited pro forma condensed combined financial data was prepared using the acquisition method of accounting with AMR considered the acquirer of US Airways Group. See the section entitled “The Merger—Accounting Treatment” beginning on page 108.

In addition, the unaudited pro forma condensed combined financial data includes adjustments that are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes. The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and does not indicate the financial results of AMR or AAG.

Further, upon emergence from Chapter 11, AMR will finalize all appropriate accounting entries associated with the Plan and adopt “fresh start” accounting in accordance with ASC 852, “Reorganizations.” Fresh start accounting requires resetting the historical net book value of remaining assets and liabilities to fair value by assigning AMR’s reorganization value to the fair value of its assets and liabilities pursuant to ASC 805.

The information presented below should be read in conjunction with the historical consolidated financial statements of AMR and US Airways Group, including the related notes, in the case of AMR, included in this proxy statement/prospectus, and in the case of US Airways Group, incorporated by reference into this proxy statement/prospectus, and with the unaudited pro forma condensed combined financial statements of AMR and US Airways Group, including the related notes, appearing elsewhere in this proxy statement/prospectus. See the section entitled “Additional Information” beginning on page 347, the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 beginning on page F-2, the AMR 2012 consolidated financial statements beginning on page F-31, and the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 160.

The unaudited pro forma condensed combined financial data is not necessarily indicative of results that actually would have occurred or that may occur in the future had the Merger been completed on the dates indicated.

Unaudited Pro Forma Condensed Combined Statements of Operations Data

	Three Months Ended March 31, 2013	Year Ended December 31, 2012
	(In millions, except per share data)	(In millions, except per share data)
Operating revenues	$9,501	$38,689
Operating expenses	9,314	37,465
Operating income	187	1,224
Net income (loss)	(112)	599
Earnings (loss) per share:
Basic	(0.16)	0.86
Diluted	(0.16)	0.85

Unaudited Pro Forma Condensed Combined Balance Sheet Data

As of March 31, 2013
(In millions)
Unrestricted cash, cash equivalents, and short-term investments	$6,772
Total assets	55,363
Long-term debt and capital lease obligations, excluding current portion	11,002
Stockholders’ equity	12,478

Unaudited Comparative Per Share Data

Presented below are AMR’s and US Airways Group’s historical per share data for the three months ended March 31, 2013 and the year ended December 31, 2012 and unaudited pro forma combined per share data for the three months ended March 31, 2013 and the year ended December 31, 2012. This information should be read together with the historical consolidated financial statements and related notes of US Airways Group that are incorporated by reference into this proxy statement/prospectus, the consolidated financial statements and related notes of AMR that are included in this proxy statement/prospectus, and with the unaudited pro forma condensed combined financial data included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 160. The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of AMR or AAG. The historical book value per share is computed by dividing total stockholders’ equity (deficit) by the number of shares of common stock outstanding at the end of the period. The pro forma loss per share of AAG is computed by dividing the pro forma loss by the pro forma weighted average number of shares outstanding. The pro forma book value per share of AAG is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period.

AMR—Historical	Three Months Ended March 31, 2013	Year Ended December 31, 2012
Loss per share
Basic	$(1.02)	$(5.60)
Diluted	$(1.02)	$(5.60)
Book value per share of common stock	$(24.99)	$(23.82)

US Airways Group—Historical	Three Months Ended March 31, 2013	Year Ended December 31, 2012
Earnings per share
Basic	$0.27	$3.92
Diluted	$0.26	$3.28
Book value per share of common stock	$5.15	$4.86

AMR unaudited pro forma combined amounts	Three Months Ended March 31, 2013	Year Ended December 31, 2012
Earnings (loss) per share
Basic	$(0.16)	$0.86
Diluted	$(0.16)	$0.85
Book value per share of common stock	$17.85	$17.13

GLOSSARY

Set forth below is a Glossary of defined terms used in this proxy statement/prospectus:

“2002 Plan” means the America West 2002 Incentive Equity Plan.

“2005 Plan” means the US Airways Group, Inc. 2005 Equity Incentive Plan.

“2008 Plan” means the US Airways Group, Inc. 2008 Equity Incentive Plan.

“2011 Plan” means the US Airways Group, Inc. 2011 Incentive Award Plan.

“2013 Annual Meeting of Stockholders” means the 2013 annual meeting of stockholders of US Airways Group.

“2013 Equity Awards” means AMR’s long-term incentive awards to be granted by AMR under the AAG 2013 IAP in the form of stock-settled RSUs or, to the extent permitted by the Merger Agreement, cash or cash-settled awards, to certain AMR employees to be effective upon the Closing.

“7% Convertible Note Indenture” means the Indenture, dated as of September 30, 2005, between US Airways Group and U.S. Bank National Association, as trustee.

“7.25% Convertible Note Indenture” means the Indenture, dated as of May 13, 2009, between US Airways Group and The Bank of New York Mellon Trust Company, N.A., as trustee, as supplemented by the First Supplemental Indenture, dated as of May 13, 2009, between US Airways Group and The Bank of New York Mellon Trust Company, N.A., as trustee.

“AAdvantage® program” means AMR’s AAdvantage® frequent flyer program.

“AAG” means AMR following the Closing, as renamed American Airlines Group Inc., and, as the context requires, its subsidiaries (including US Airways Group and its subsidiaries).

“AAG 2013 IAP” means the new American Airlines Group Inc. 2013 Incentive Award Plan to be effected pursuant to the Plan.

“AAG Bylaws” means the amended and restated bylaws of AMR to be effective at the Effective Time, which are expected to be substantially in the form included as Annex D to this proxy statement/prospectus.

“AAG Certificate of Incorporation” means the amended and restated certificate of incorporation of AMR to be effective immediately prior to the Effective Time, which is expected to be substantially in the form included as Annex B to this proxy statement/prospectus.

“AAG Convertible Preferred Stock” means the series of preferred stock, par value $0.01 per share, of AAG, designated as “Series A Convertible Preferred Stock.”

“AAG Disclosure Statement Forecasts” means the financial forecasts developed by AMR management and US Airways Group management solely in connection with the Disclosure Statement being delivered to stakeholders of the Debtors in the Chapter 11 Cases.

“AAG Securities” means, collectively, AAG common stock, preferred stock, warrants, rights, or options to purchase AAG common stock and certain other equity-type interests of AAG.

“Acquiring Person” means a person or group of affiliated or associated persons who has acquired, or obtained the right to acquire, beneficial ownership of 4.9% or more of the common stock of US Airways Group.

“Ad Hoc Committee” means the Ad Hoc Group of AMR Corporation Creditors, consisting of substantial prepetition unsecured creditors of the Debtors.

“AFA” means the Association of Flight Attendants-CWA.

“Airbus” means Airbus S.A.S.

“ALPA” means the Air Line Pilots Association.

“Amendment” means the Amendment to Agreement and Plan of Merger, dated as of May 15, 2013, by and among AMR, AMR Merger Sub, and US Airways Group.

“America West” means America West Holdings Corporation.

“American” means American Airlines, Inc., a wholly-owned subsidiary of AMR.

“American Debtors” means, for purposes of the Plan, American and certain of its subsidiaries, as substantively consolidated into one of three nodes pursuant to which the Plan will classify creditor claims.

“American Eagle” means American Eagle Airlines, Inc., an indirectly wholly-owned subsidiary of AMR.

“American Eagle Carriers” means the regional airlines that provide regional feed to American—American Eagle, Chautauqua Airlines, Inc., SkyWest Airlines, Inc., Republic Airlines, Inc., and ExpressJet Airlines, Inc.

“AMR” means AMR Corporation, or AMR Corporation and its subsidiaries, as the context requires.

“AMR 2012 AIP” means AMR’s 2012 Annual Incentive Plan.

“AMR Alignment Awards” means the long-term incentive awards to be granted by AMR under the AAG 2013 IAP in the form of stock-settled RSUs or, to the extent permitted by the Merger Agreement, cash or cash-settled awards, to certain AMR employees to be effective upon the Closing.

“AMR Debtors” means, for purposes of the Plan, AMR and certain of its subsidiaries, as substantively consolidated into one of three nodes pursuant to which the Plan will classify creditor claims.

“AMR Disclosure Letter” means the disclosure letter delivered to US Airways Group by AMR concurrently with the execution and delivery of the Merger Agreement.

“AMR Eagle” means AMR Eagle Holding Corporation, a wholly-owned subsidiary of AMR.

“AMR Existing Severance Agreements” means those executive termination benefit agreements entered into between AMR and certain of its executive officers prior to the commencement of the Chapter 11 Cases.

“AMR Forecasts” means the financial forecasts of AMR developed by management of AMR and used by US Airways Group’s financial adviser and the US Airways Group board of directors in connection with the evaluation of the Merger and the other transactions contemplated by the Merger Agreement, which are summarized under the section entitled “The Merger—General Information regarding Forecasts and Expected Synergies—Certain AMR Forecasted Financial Information” beginning on page 102.

“AMR Merger Severance Agreements” means those severance agreements that will be entered into between AMR and its named executive officers, to be effective upon the Closing.

“AMR Merger Sub” means AMR Merger Sub, Inc., a wholly-owned subsidiary of AMR.

“AMR Non-Qualified Plan” means AMR’s Supplemental Executive Retirement Plan.

“AMR Retirement Benefit Plan” means the AMR Retirement Benefit Plan of American Airlines, Inc. for Agents, Management, Specialists, Support Personnel, and Officers.

“AMR STI” means AMR’s 2013 short-term incentive plan.

“AMR SuperSaver Plan” means the $uper $aver 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries.

“ANCA” means the Airport Noise and Capacity Act of 1990.

“APA” means the Allied Pilots Association.

“APFA” means the Association of Professional Flight Attendants.

“ASC” means the Financial Accounting Standards Board’s Accounting Standards Codification.

“ASIF” means the Aviation and Security Infrastructure Fee paid by airlines to the TSA.

“ASM” means available seat mile, a measure of capacity. ASMs equal the total number of seats available for transporting passengers on an aircraft during a reporting period multiplied by the total number of miles flown by that aircraft during that period.

“ATC” means air traffic control, which is operated by the FAA.

“ATSA” means the Aviation and Transportation Security Act.

“AWA” means America West Airlines, Inc.

“Bankruptcy Code” means title 11 of the U.S. Code, 11 U.S.C. sections 101, et seq, as amended.

“Bankruptcy Court” means the U.S. Bankruptcy Court for the Southern District of New York.

“Bar Date” means July 16, 2012 at 5:00 p.m. (Eastern Time), the deadline to file proofs of claim against any Debtor.

“Barclays” means Barclays Capital Inc.

“Boeing” means The Boeing Company.

“Broker Non-Vote” means the return of a proxy card by a broker without voting on a non-discretionary proposal because the broker received no instruction from the stockholder. Broker Non-Votes are considered for the purposes of determining quorum.

“CBA” means a collective bargaining agreement.

“Chapter 11” means chapter 11 of the Bankruptcy Code.

“Chapter 11 Cases” means the voluntary cases commenced by the Debtors under Chapter 11 being jointly administered as Case No. 11-15463 (SHL) in the Bankruptcy Court.

“CLA” means a conditional labor agreement.

“Closing” means the consummation of the Merger.

“Closing Date” means the date on which the Closing occurs.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Confirmation Order” means an order of the Bankruptcy Court approving the restructuring of the Debtors pursuant to the Plan, including the approval of the Merger contemplated by the Merger Agreement, and the authorization of AMR to consummate the transactions contemplated by the Plan and the Merger Agreement.

“Consenting Creditors” means the holders of certain prepetition claims against one or more of the Debtors that entered into the Support and Settlement Agreement with the Debtors.

“Debtors” means AMR and certain of its direct and indirect domestic subsidiaries that filed the Chapter 11 Cases.

“DFW” means the Dallas-Fort Worth International Airport.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“DHS” means the U.S. Department of Homeland Security.

“Disclosure Statement” means a disclosure statement filed by AMR and the other Debtors under Section 1125 of the Bankruptcy Code.

“Distribution Date” means the date on which US Airways Group makes a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 4.9% or more of the common stock of US Airways Group, or such earlier date that a majority of the board of directors of US Airways Group becomes aware of the existence of an Acquiring Person.

“DOJ” means the U.S. Department of Justice.

“DOT” means the U.S. Department of Transportation.

“Double-Dip Unsecured Claims” means, collectively, general unsecured claims against American that are guaranteed by AMR and general unsecured claims against AMR that are guaranteed by American.

“Eagle Debtors” means, for purposes of the Plan, AMR Eagle and certain of its subsidiaries, as substantively consolidated into one of three nodes pursuant to which the Plan will classify creditor claims.

“EBIT” means earnings before interest and taxes.

“EBITDA” means earnings before interest, taxes, depreciation, and amortization.

“EBITDAR” means earnings before interest, taxes, depreciation, amortization, and mainline aircraft rent expense.

“EETC” means an enhanced equipment trust certificate.

“Effective Date” means the effective date of the Plan.

“Effective Time” means the date and time at which AMR and US Airways Group cause an executed and acknowledged certificate of merger to be filed with the Secretary of State of the State of Delaware or such later date and time as AMR and US Airways Group may agree in writing and specify in the certificate of merger for the Merger to become effective.

“EPA” means the U.S. Environmental Protection Agency.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Ernst & Young” means Ernst & Young LLP.

“ETS” means the EU emissions trading scheme.

“EU” means the European Union.

“EU Merger Regulation” means the European Community Council Regulation No. 139/2004.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Holder” means any person who beneficially owned shares of common stock of US Airways Group equal to or exceeding 4.9% of the outstanding common stock of US Airways Group immediately prior to the first public announcement of the adoption of the Tax Plan.

“Expected Synergies” means the more than $1 billion in annual net synergies in 2015 projected to be realized by AAG, including cost synergies of more than $150 million (after taking into account the improved compensation arrangements negotiated with employees of AAG) and revenue synergies of approximately $900 million.

“FAA” means the U.S. Federal Aviation Administration.

“Federal Aviation Act” means Subtitle VII of Title 49 of the United States Code, as amended.

“Forecasts” means, collectively, the AMR Forecasts, the US Airways Group Forecasts, and the AAG Disclosure Statement Forecasts.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means U.S. generally accepted accounting principles.

“GDS” means global distribution system.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IBES” means the Institutional Brokers’ Estimate System.

“ICAO” means the United Nations’ International Civil Aviation Organization.

“Independent Director” means a person who satisfies the requirements for independence under Rule 303A of the NYSE as then in effect.

“IRS” means the U.S. Internal Revenue Service.

“ISO” means an incentive stock option.

“JBA” means a joint business agreement.

“LIBOR” means the London interbank offered rate for deposits of U.S. Dollars.

“Load Factor” means Passenger Load Factor.

“LTIPP” means a US Airways Group Long-Term Incentive Performance Program.

“Maximum Plan Shares” means an aggregate number of shares of AAG common stock equal to (i)(a) the US Airways Fully Diluted Shares, multiplied by (b) the quotient (rounded to four decimals) of 72 divided by 28 (rounded to the nearest whole share) less (ii) the number of shares of AAG common stock represented by equity-based awards to be issued to employees of AMR and its subsidiaries as contemplated by the Merger Agreement and the Plan, subject to certain agreed upon exceptions.

“Merger” means the merger of AMR Merger Sub with and into US Airways Group, with US Airways Group continuing as the surviving entity in such merger as a direct wholly-owned subsidiary of AMR pursuant to the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of February 13, 2013, by and among AMR, and its successors (including, as the context may require, on or after the Effective Date, as reorganized pursuant to the Bankruptcy Code), US Airways Group, and AMR Merger Sub, as amended by the Amendment and the Second Amendment.

“Merger Support Order” means that certain order entered by the Bankruptcy Court on May 10, 2013 entitled Order Authorizing and Approving (i) Merger Agreement Among AMR Corporation, AMR Merger Sub, Inc., and US Airways Group, Inc., (ii) Debtors’ Execution of and Performance under Merger Agreement, (iii) Certain Employee Compensation and Benefit Arrangements, (iv) Termination Fees, and (v) Related Relief (ECF No. 8096).

“Meridian” means Meridian Compensation Partners.

“MOU” means a memorandum of understanding.

“NASDAQ” means the NASDAQ Stock Market.

“NMB” means the National Mediation Board.

“NOLs” means the net operating losses of a company.

“NOL Carryforwards” means the deductions in any taxable year for NOLs carried over from prior taxable years.

“Non-Citizen” means person who is not citizens of the U.S. a defined by Section 40102(a)(15) of the Federal Aviation Act and administrative interpretations issued by the DOT.

“NSO” means a non-qualified stock option.

“NYSE” means the New York Stock Exchange.

“Orbitz” means Orbitz Worldwide LLC.

“OSHA” means the U.S. Occupational Safety and Health Administration.

“Parker Agreement” means the Amended and Restated Employment Agreement, by and among US Airways Group, US Airways, and W. Douglas Parker, dated November 28, 2007.

“Passenger Load Factor” means the measure of utilized available seating capacity calculated by dividing RPMs by ASMs for a reporting period.

“Passenger Yield” means the amount of passenger revenue earned per RPM during a reporting period.

“PEB” means a Presidential Emergency Board.

“Piedmont” means Piedmont Airlines, Inc., a wholly-owned subsidiary of US Airways Group.

“Plan” means the plan of reorganization proposed by the Debtors under Chapter 11 pursuant to which, among other things, the Debtors will emerge from the Chapter 11 Cases and the Merger will be consummated.

“Plan Related Documents” means modifications, amendments, supplements, schedules, exhibits, and other similar documents related to the Plan or the Disclosure Statement or their terms and conditions.

“Plan Shares” means shares of AAG common stock and AAG Convertible Preferred Stock issued pursuant to the Plan, and shares of AAG common stock that are or may become issuable upon conversion or exchange of shares of AAG Convertible Preferred Stock.

“PSA” means PSA Airlines, Inc., a wholly-owned subsidiary of US Airways Group.

“Purchase Price” means, in connection with the Tax Plan, a price of $3.00 per one tenth of a share of common stock of US Airways Group.

“PSA” means PSA Airlines, Inc., a wholly-owned subsidiary of US Airways Group.

“QPBC” means qualified performance-based compensation.

“RASM” means the amount of passenger revenue earned per ASM during a reporting period.

“Record Date” means May 30, 2013.

“Redemption Price” means, in connection with the redemption of Rights, a price of $0.0001 per Right.

“Right” means a dividend declared by US Airways Group in connection with the adoption of the Tax Plan of one common stock purchase right for each share of common stock of US Airways Group outstanding at the close of business on February 27, 2013.

“RLA” means the Railway Labor Act.

“RPM” means revenue passenger mile and is equivalent to one revenue-paying passenger transported one mile. RPMs equal the number of revenue passengers during a reporting period multiplied by the number of miles flown by those passengers during that period. RPMs are also referred to as “traffic.”

“RSU” means restricted stock unit.

“SAR” means stock appreciation right.

“Search Committee” means the committee established by the UCC, consisting of four designees from the UCC and four members designated by a majority of the initial Consenting Creditors under the Support and Settlement Agreement to select director designees for the board of directors of AAG.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Amendment” means the Second Amendment to Agreement and Plan of Merger, dated as of June 7, 2013, by and among AMR, AMR Merger Sub, and US Airways Group.

“Second Request” means a request from the DOJ for additional information.

“Section 16(a)” means Section 16(a) of the Exchange Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Significant Creditors” means certain members of the Ad Hoc Committee and other significant holders of publicly traded bonds and other claims against AMR and other Debtors in the Chapter 11 Cases.

“Single-Dip Unsecured Claims” means the general unsecured claims against the Debtors that are not guaranteed by any other Debtor, other than the claims of the Debtors’ labor unions.

“Slots” means landing and take-off authorizations.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Stabilization Act” means the Air Transportation Safety and System Stabilization Act.

“Standards of Business Conduct” means AMR’s code of ethics.

“Substantial Stockholder” means a person or entity with a percentage ownership of 4.75% or more of AAG Securities.

“Support and Settlement Agreement” means that certain Support and Settlement Agreement, dated as of February 13, 2013, by and among AMR and certain holders of prepetition unsecured claims against one or more of the Debtors, as amended.

“Surviving Corporation” means, with respect to time periods after the Effective Time, US Airways Group.

“Tax Benefits” means, for purposes of the Tax Plan, certain deferred tax benefits, including those generated by NOLs and certain other tax attributes of US Airways Group and of AAG to be created upon the Closing.

“Tax Plan” means that certain Tax Benefit Preservation Plan between US Airways Group and American Stock Transfer & Trust Company, LLC, dated as of February 13, 2013.

“Term Sheet” means that certain term sheet attached to the Support and Settlement Agreement.

“Travelport” means, collectively, Travelport Limited and Travelport, L.P.

“TSA” means the Transportation Security Administration.

“TSR” means Total Stockholder Return.

“TWU” means the Transport Workers Union of America.

“UCC” means the Official Committee of Unsecured Creditors of AMR.

“UCC’s Advisers” means the legal and financial advisers retained by the UCC.

“UCC’s Legal Adviser” means Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the UCC regarding the Chapter 11 Cases.

“Unit Revenue” means passenger RASM.

“US Airways” means US Airways, Inc., a wholly-owned subsidiary of US Airways Group.

“US Airways 7% Convertible Notes” means US Airways Group’s 7% Senior Convertible Notes due 2020.

“US Airways 7.25% Convertible Notes” means US Airways Group’s 7.25% Convertible Notes due 2014.

“US Airways Disclosure Letter” means the disclosure letter delivered to AMR by US Airways Group concurrently with the execution and delivery of the Merger Agreement.

“US Airways Fully Diluted Shares” means the number of shares of US Airways Group common stock that would be deemed to be outstanding for purposes of calculating “diluted earnings per share” under GAAP using the treasury stock method, as modified by the Merger Agreement, including that the average market price used in such calculation will be equal to the average of the daily closing prices for US Airways Group common stock on the NYSE for each of the 20 trading days ending on (and including) the sixth trading day prior to the Closing.

“US Airways Group” means US Airways Group, Inc., or US Airways Group, Inc. and its subsidiaries, as the context requires.

“US Airways Group 2012 AIP” means US Airways Group’s 2012 Annual Incentive Program.

“US Airways Group Executive CIC Agreements” means the US Airways Group and US Airways form of executive change in control agreement.

“US Airways Group Forecasts” means the financial forecasts of US Airways Group developed by management of US Airways Group and used by US Airways Group’s financial advisor and the US Airways Group board of directors in connection with the evaluation of the Merger and the other transactions contemplated by the Merger Agreement, which are summarized under the section entitled “The Merger—General Information regarding Forecasts and Expected Synergies—Certain US Airways Group Forecasted Financial Information” beginning on page 103.

“U.S. Holder” means a beneficial owner of US Airways Group common stock who is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (a) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (b) has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

“USAPA” means the US Airline Pilots Association.

“Yield” means Passenger Yield.

RISK FACTORS

Risk Factors Relating to the Merger

In addition to the other information included or incorporated by reference in this proxy statement/prospectus, you should carefully consider the risk factors described below in evaluating whether to vote to adopt the Merger Agreement. In addition, you should read and consider the risks associated with the businesses of each of AMR and US Airways Group because these risks will also affect AAG. For US Airways Group, a description of these risks can be found in US Airways Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as updated by subsequent Quarterly Reports of US Airways Group on Form 10-Q, each of which is filed with the SEC and incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Additional Information” beginning on page 347.

The Merger is subject to a number of conditions to the obligations of both AMR and US Airways Group, which, if not fulfilled, may result in termination of the Merger Agreement.

The Merger Agreement contains a number of customary conditions to Closing, including that certain representations and warranties be accurate, that certain covenants be fulfilled, that certain consents and regulatory approvals have been obtained, that there are no legal prohibitions against Closing, that US Airways Group stockholders have adopted the Merger Agreement, that an order from the Bankruptcy Court confirming the Plan is in effect, that the Plan conforms to the requirements of the Merger Agreement, that secured indebtedness of the Debtors and certain other claims against the Debtors not exceed specified levels, and certain other conditions. Many of the conditions to Closing are not within either AMR’s or US Airways Group’s control and neither company can predict when or if these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to October 14, 2013, which date may be extended to December 13, 2013 under certain circumstances, it is possible that the Merger will not be consummated in the expected time frame or that the Merger Agreement may be terminated. See the sections entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 138 for a discussion of the rights of each of AMR and US Airways Group to terminate the Merger Agreement, and “The Merger Agreement—Conditions to the Merger” beginning on page 135 for a discussion of the conditions to Closing.

The Merger is subject to the receipt of consents and clearances from certain domestic and foreign regulatory authorities that may impose conditions that could have a material and adverse effect on AAG, or that could delay or, if not obtained, prevent the Closing.

Before the Merger can be completed, applicable waiting periods must expire or terminate under antitrust laws and various approvals, consents, or clearances must be obtained from certain domestic and foreign regulatory entities, including those regulating the provision of commercial aviation services. In deciding whether to grant antitrust or regulatory clearances, the relevant antitrust authorities will consider the effect of the Merger on competition within their relevant jurisdictions. The terms and conditions of approvals that are granted may impose requirements, limitations, costs, or restrictions on the conduct of AAG’s business following the Closing. There can be no assurance that regulators will not impose terms, conditions, requirements, limitations, costs, or restrictions that would delay the Closing, impose additional material costs on or limit the revenues of AAG, or limit some of the synergies and other benefits US Airways Group and AMR anticipate following the Closing. In addition, neither US Airways Group nor AMR can provide any assurance that any such terms, conditions, requirements, limitations, costs, or restrictions will not result in a material delay in, or the abandonment of, the Merger.

The Merger is subject to the receipt of numerous approvals, including approvals from US Airways Group’s stockholders and confirmation of the Plan by the Bankruptcy Court. Failure to obtain any of these approvals would prevent the Closing.

Before the Merger can be completed, US Airways Group’s stockholders must adopt the Merger Agreement and the Bankruptcy Court must enter an order confirming the Plan. There can be no assurance that these approvals will be obtained. Failure to obtain required approvals within the expected time frame, or having to make significant changes to the structure, terms, or conditions of the Merger to obtain such approvals, may result in a material delay in, or the abandonment of, the Merger.

Uncertainties associated with the Merger may cause a loss of AMR’s and/or US Airways Group’s management personnel and other key employees, which could materially and adversely affect AAG’s future business, financial condition, and results of operations following the Closing.

AAG will be dependent on the experience and industry knowledge of its officers and other key employees to execute its business plan; therefore, AAG’s success after the Merger will depend in part upon its ability to retain key management personnel and other key employees. AMR’s and US Airways Group’s respective current and prospective employees may experience uncertainty about their roles within AAG, which may have a material and adverse effect on AAG’s ability to retain key management and other key personnel. There can be no assurance that such officers and key employees can be retained either prior to or following the Closing.

A lawsuit has been filed against US Airways Group challenging the Merger and an adverse ruling may prevent the Merger from being completed.

US Airways Group, as well as the members of US Airways Group’s board of directors, were named as defendants in a lawsuit brought by a purported class of US Airways Group stockholders challenging the proposed Merger and seeking a declaration that the Merger Agreement is unenforceable, an injunction against the proposed Merger (or rescission in the event it has been consummated), imposition of a constructive trust, an award of fees and costs, including attorneys’ and experts’ fees, and other relief. See the section entitled “The Merger—Litigation Related to the Merger” beginning on page 115 for more information about the lawsuit that has been filed related to the Merger.

Additional lawsuits may be filed against US Airways Group, AMR, and/or the directors of either company in connection with the Merger. One of the conditions to Closing is that no order, writ, injunction, decree, or any other legal rules, regulations, directives, or policies will be in effect that prevent completion of the Merger. Consequently, if a settlement or other resolution is not reached in the lawsuit referenced above and the plaintiffs secure injunctive or other relief prohibiting, delaying, or otherwise adversely affecting the defendants’ ability to complete the Merger, then such injunctive or other relief may prevent the Merger from becoming effective within the expected time frame or at all.

Any delay in completing the Merger could delay the benefits expected to be achieved thereunder.

The need to satisfy conditions and obtain consents, clearances, and approvals for the Merger, as well as any lawsuits related to the Merger, and other events, could delay the Closing for a significant period of time or prevent it from occurring. Any delay in Closing could cause AAG to be delayed in realizing some of the synergies and other benefits that the parties anticipate if the Merger is successfully completed within its expected time frame.

AAG may be unable to integrate AMR’s and US Airways Group’s businesses successfully and realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies that currently operate as independent public companies, each of which operates its own international network airline. Historically, the integration of separate airlines has often proven to be more time consuming and to require more resources than initially estimated. AAG will be required to devote significant management attention and resources to integrating AMR’s and US Airways Group’s business practices, cultures, and operations. Potential difficulties AAG may encounter as part of the integration process include the following:

•	the inability to successfully combine AMR’s business with that of US Airways Group in a manner that permits AAG to achieve the synergies and other benefits anticipated to result from the Merger;

•

the challenge of integrating complex systems, operating procedures, regulatory compliance programs, technology, aircraft fleets, networks, and other assets of the two companies in a manner that minimizes any adverse impact on customers, suppliers, employees, and other constituencies;

•	diversion of the attention of AAG’s management and other key employees;

•	the challenge of integrating the workforces of the two companies while maintaining focus on providing consistent, high quality customer service and running an efficient operation;

•	disruption of, or the loss of momentum in, AAG’s ongoing business; and

•

potential unknown liabilities, liabilities that are significantly larger than AMR and US Airways Group currently anticipate, and unforeseen increased expenses or delays associated with the Merger, including transition costs to integrate the two businesses that may exceed the approximately $1.2 billion of cash transition costs that AMR and US Airways Group currently anticipate.

Accordingly, even if the Merger is consummated, the contemplated benefits may not be realized fully, or at all, or may take longer to realize than expected.

If the Merger in conjunction with the Plan does not qualify as a reorganization under Section 368(a) of the Code, the stockholders of US Airways Group may be required to pay substantial U.S. federal income taxes.

The Closing is conditioned on the receipt by each of US Airways Group and AMR of an opinion from its respective outside counsel to the effect that the Merger in conjunction with the Plan will qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. These opinions will be based on certain assumptions and representations as to factual matters from US Airways Group and AMR, as well as certain covenants and undertakings by US Airways Group and AMR. If any of the assumptions, representations, covenants, or undertakings is incorrect, incomplete, inaccurate, or is violated in any material respect, the validity of the conclusions reached by counsel in their opinions would be jeopardized. Additionally, an opinion of counsel represents counsel’s best legal judgment but is not binding on the U.S. Internal Revenue Service (“IRS”) or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinions or that a court will not sustain such a challenge. If the IRS or a court determines that the Merger in conjunction with the Plan should not be treated as a “reorganization,” a holder of US Airways Group common stock would recognize taxable gain or loss upon the exchange of US Airways Group common stock for AAG common stock pursuant to the Merger. See the section entitled “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 106.

The fairness opinion obtained by the board of directors of US Airways Group from its financial adviser will not reflect changes in circumstances between the signing of the Merger Agreement and the Closing.

The US Airways Group board of directors has not obtained and does not intend to obtain an updated fairness opinion from its financial adviser. Changes in the operations and prospects of US Airways Group and/or AMR, general market and economic conditions, and other factors that may be beyond the control of US Airways Group and/or AMR, and on which the fairness opinion was based, may alter the value of US Airways Group or the price of shares of US Airways Group common stock or shares of AAG common stock to be issued in the Merger by the time of the Closing. The opinion does not speak as of the time of the Closing or as of any date other than the date of such opinion. Because US Airways Group does not anticipate asking its financial adviser to update its opinion, the opinion does not address the fairness of the Merger consideration, from a financial point of view, at the time of the Closing. This opinion is included as Annex E to this proxy statement/prospectus. For a description of the opinion that the US Airways Group board of directors received from its financial adviser and a summary of the material financial analyses such financial adviser provided to the US Airways Group board of directors in connection with rendering such opinion, see the section entitled “The Merger—Opinion of US Airways Group’s Financial Adviser” beginning on page 93. For a description of the other factors considered by the board of directors of US Airways Group in determining whether to approve the Merger Agreement and the Merger, see the section entitled “The Merger—Recommendation of US Airways Group’s Board of Directors with Respect to the Merger Agreement and Its Reasons for the Merger” beginning on page 87.

US Airways Group’s officers and directors have interests in the Merger that may be different from, or in addition to, the interests of US Airways Group stockholders generally.

US Airways Group’s executive officers and directors have interests in the Merger that may be different from, or in addition to, the interests of US Airways Group stockholders generally. US Airways Group’s executive officers negotiated the terms of the Merger Agreement. The executive officers of US Airways Group have arrangements with US Airways Group that provide for severance benefits if their employment is terminated under certain circumstances in connection with the Closing. In addition, certain of US Airways Group’s compensation and benefit plans and arrangements provide for payment or accelerated vesting or distribution of certain rights or benefits upon the Closing. Executive officers and directors of US Airways Group also have rights to indemnification and directors’ and officers’ liability insurance that will survive the Closing. Under the terms of the Merger Agreement, AAG has agreed to provide, or continue to provide, certain flight benefits to non-employee directors of US Airways Group following the Closing.

The US Airways Group board of directors was aware of these interests at the time they approved the Merger and the transactions contemplated by the Merger Agreement. These interests may cause US Airways Group’s directors and executive officers to view the Merger proposal differently and more favorably than others may view it. See the section entitled “The Merger—Interests of US Airways Group’s Directors and Executive Officers in the Merger” beginning on page 110 for more information.

The unaudited pro forma condensed combined financial statements and the Forecasts included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of AAG’s financial condition or results of operations after the Merger.

The unaudited pro forma condensed combined financial statements and the Forecasts contained in this proxy statement/prospectus are presented for illustrative purposes only and are based on various adjustments, assumptions, and preliminary estimates (including the elimination of certain expenses (including professional fees), realized gains and losses, and provisions for losses that were realized or incurred by AMR in connection with the Chapter 11 Cases) or are projected to be realized by AAG after the Closing. Consequently, the unaudited pro forma condensed combined financial statements and the Forecasts contained in this proxy statement/prospectus may not be an indication of AAG’s financial condition or results of operations following the Closing for a number of reasons. The actual financial condition and results of operations of AAG following the Closing may not be consistent with, or evident from, these unaudited pro forma condensed combined financial statements and the Forecasts. In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial statements and the Forecasts may not prove to be accurate, and other factors, some of which are not known at the present time, may affect AAG’s financial condition or results of operations following the Closing. Any potential deterioration in AAG’s financial condition or results of operations may cause significant variation in the price of AAG common stock following the Closing. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 160 and the section entitled “The Merger—General Information regarding Forecasts and Expected Synergies” beginning on page 100.

Failure to complete the Merger could negatively impact the stock price and the future business and financial results of US Airways Group.

If the Merger is not completed, US Airways Group’s ongoing business may be adversely affected, and it will be subject to several risks, including the following:

•	US Airways Group may be required to pay termination fees of $55 million or $195 million under certain circumstances provided in the Merger Agreement;

•

unless and until it is terminated, US Airways Group will be prohibited by the Merger Agreement from seeking certain strategic alternatives, such as transactions with third parties other than AMR, and could therefore miss attractive alternatives to the Merger;

•

prior to any termination of the Merger Agreement, US Airways Group’s operations will be restricted by the terms of the Merger Agreement, which may cause it to forego otherwise attractive business opportunities;

•

US Airways Group will be required to pay certain costs relating to the Merger, whether or not it is consummated, such as legal, accounting, financial adviser, and printing fees, which costs could be substantial; and

•

US Airways Group’s management will have focused its attention on negotiating and preparing for the Merger instead of on pursuing other opportunities that could have been beneficial to US Airways Group.

If the Merger is not completed, US Airways Group cannot assure its stockholders that these risks will not materialize and will not materially and adversely affect the business, financial results, and stock price of US Airways Group.

The use of AMR’s and US Airways Group’s respective pre-Merger NOL Carryforwards and certain other tax attributes may be limited following the Closing.

Under the Code, a corporation is generally allowed a deduction in any taxable year for NOLs carried over from prior taxable years (“NOL Carryforwards”). As of December 31, 2012, AMR had available NOL Carryforwards of approximately $6.6 billion for regular U.S. federal income tax purposes, which will expire, if unused, beginning in 2022, and for state income tax purposes of $3.6 billion, which will expire, if unused, in 2013 through 2027. The amount of AMR’s NOL Carryforwards for state income tax purposes that will expire, if unused, in 2013 is $105 million. AMR’s NOL Carryforwards could be subject to limitation as a result of the Chapter 11 Cases and certain related transactions. As of December 31, 2012, US Airways Group had available NOL Carryforwards of approximately $1.5 billion for regular U.S. federal income tax purposes, which will expire, if unused, beginning in 2025, and for state income tax purposes of approximately $722 million, which will expire, if unused, in 2013 through 2031. The amount of US Airways Group’s NOL Carryforwards for state income tax purposes that will expire, if unused, in 2013 is $13 million. US Airways Group’s NOL Carryforwards may also be subject to limitation as a result of the Merger. In addition, both AMR’s and US Airways Group’s NOL Carryforwards are subject to adjustment on audit by the IRS.

A corporation’s ability to deduct its federal NOL Carryforwards and to utilize certain other available tax attributes can be substantially constrained under the general annual limitation rules of Section 382 of the Code if it undergoes an “ownership change” as defined in Section 382 of the Code (generally where cumulative stock ownership changes among certain shareholders exceed 50 percentage points during a rolling three-year period). Each of AMR and US Airways Group expects to undergo an “ownership change” in connection with AMR’s emergence from the Chapter 11 Cases and the Merger, respectively. The general limitation rules for a debtor in a bankruptcy case, such as AMR, are liberalized where the ownership change occurs upon emergence from bankruptcy. In addition, under certain circumstances, special rules may apply to allow AMR to utilize substantially all of its pre-emergence NOL Carryforwards without regard to the general limitations of Section 382 of the Code and similar rules also may apply to state NOL Carryforwards. However, there can be no assurance that these special rules under Section 382 of the Code (or any similar rules under applicable state law)

will apply to AMR’s ownership change. Accordingly, the utilization of each of AMR’s and US Airways Group’s respective NOL Carryforwards and certain other tax attributes could be significantly constrained following AMR’s emergence from the Chapter 11 Cases and the Merger. Moreover, an ownership change subsequent to the Closing could further limit or effectively eliminate AAG’s ability to utilize such NOL Carryforwards and other tax attributes. See the sections entitled “The Merger Agreement—US Airways Group Tax Plan” beginning on page 146 and “Description of Capital Stock of AAG—Other Provisions Restricting Transfer and Ownership” beginning on page 179.

AAG’s ability to use NOL Carryforwards will also depend on the amount of taxable income generated in future periods. The NOL Carryforwards may expire before AAG can generate sufficient taxable income to use the NOL Carryforwards.

The Merger Agreement contains customary restrictions on US Airways Group’s ability to seek other strategic alternatives.

The Merger Agreement contains “no shop” provisions that restrict US Airways Group’s ability to initiate, solicit, or knowingly encourage or facilitate competing third-party proposals for any business combination transaction involving a Merger of US Airways Group with another entity or the acquisition of a significant portion of US Airways Group’s stock or assets, although US Airways Group may consider competing, unsolicited proposals and enter into discussions or negotiations regarding such proposals if its board of directors determines that any such acquisition proposal constitutes, or is reasonably likely to lead to, a superior proposal and that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the board of directors to US Airways Group and its stockholders under applicable law. In addition, AMR generally has an opportunity to offer to modify the terms of the Merger in response to any competing acquisition proposal. If US Airways Group were to terminate the Merger Agreement to accept a superior proposal, it would be required to pay a termination fee of $55 million to AMR.

These provisions, although customary for these types of transactions, could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of US Airways Group from proposing any such acquisition, even if the potential third-party acquirer were prepared to pay consideration with a higher cash or market value than the market value proposed to be received or realized in the Merger or might result in a potential third-party acquirer proposing to pay a lower consideration to US Airways Group stockholders than it might otherwise have proposed to pay because of the added expense of the $55 million termination fee that would become payable in connection with the termination of the Merger Agreement by US Airways Group.

If the Merger Agreement is terminated and US Airways Group decides to seek another business combination, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger.

Common Stock Risks

The currently outstanding common stock of AMR will be cancelled in the Plan and should not be used to value the common stock of AAG.

Trading in AMR’s common stock and certain debt securities on the NYSE was suspended on January 5, 2012, and AMR’s common stock and such debt securities were delisted from the NYSE on January 30, 2012. On January 5, 2012, AMR’s common stock began trading under the symbol “AAMRQ” on the OTCQB marketplace, operated by OTC Markets Group.

The current trading price of AMR’s common stock does not reflect the price at which the AAG common stock will trade following the Closing. The Plan contemplates the cancellation of all outstanding common stock and other equity securities of AMR and the issuance of AAG common stock following the confirmation and effectiveness of the Plan. Therefore, it is not meaningful to determine the value of the Merger consideration by reference to current trading values of AMR common stock. The price at which the AAG common stock will trade following the Closing cannot be anticipated.

The market value of the AAG common stock issued to US Airways Group stockholders may be less than the present value of their shares of US Airways Group common stock.

Upon the Closing, US Airways Group stockholders will receive one share of AAG common stock for each share of US Airways Group common stock they own. The market value of US Airways Group common stock at the time of the Merger may vary significantly from its price on the date the Merger Agreement was announced, the date of this proxy statement/prospectus, or the date on which US Airways Group stockholders vote on the Merger. Because the exchange ratio is fixed and therefore will not be adjusted to reflect any changes in the market value of US Airways Group common stock, the market value of the AAG common stock issued in the Merger and the US Airways Group stock surrendered in the Merger may be higher or lower than the values of US Airways Group stock on those earlier dates. Stock price changes may result from a variety of factors, some of which are beyond the control of AMR and US Airways Group, including changes in their businesses, operations, and prospects, regulatory considerations, and general and industry specific market and economic conditions. Neither AMR nor US Airways Group is permitted to terminate the Merger Agreement solely because of changes in the market price of either party’s common stock.

The market price of the AAG common stock may be volatile.

The AAG common stock will be a new issue of securities, which issue is expected to be approved for listing on the NYSE or NASDAQ to be effective upon issuance of the AAG common stock. However, an active public market for the AAG common stock may not develop or be sustained after the Closing, and no assurance can be given that there will be any liquidity in any such market. If a market for the AAG common stock develops, the price at which a holder of AAG common stock could sell its shares may be higher or lower than the implied valuation for the AAG common stock provided in this proxy statement/prospectus. The market price of the AAG common stock may fluctuate significantly in response to a number of factors, some of which are beyond AMR’s and US Airways Group’s control, including:

•	variations in operating results;

•	changes in financial estimates by securities analysts;

•	changes in market values of airline companies;

•	announcements by AAG’s competitors of significant acquisitions, strategic partnerships, changes in routes, or capital commitments;

•	the success or failure in managing AAG, including the integration of the separate operations of US Airways Group and AMR;

•	increases or decreases in reported holdings by insiders or other significant stockholders;

•	additions or departures of key personnel;

•	future sales of AAG common stock or issuance of AAG common stock upon the exercise or conversion of convertible securities, options, warrants, RSUs, SARs, or similar rights; and

•	fluctuations in trading volume.

Future Issuances of AAG Common Stock May Be Dilutive to AAG Common Stockholders.

In the future, AAG may issue additional shares of AAG common stock or securities convertible into shares of AAG common stock to raise capital, fund acquisitions, or for other purposes. AAG may also issue equity-based awards under its employee incentive programs, including programs that may be adopted in the future. Any future sales of AAG common stock or issuance of AAG common stock upon the exercise or conversion of convertible securities, options, warrants, RSUs, SARs, or similar rights could result in dilution of the interests of holders of AAG common stock.

The shares of AAG Convertible Preferred Stock that are to be distributed pursuant to the Plan will be fully converted into AAG common stock over a period of 120 days following the Effective Date. The issuance of shares of AAG common stock under the Plan (including upon conversion of the AAG Convertible Preferred Stock) could contribute to significantly elevated volatility in the price of AAG common stock until all such shares of AAG Convertible Preferred Stock are converted and all of the shares of AAG common stock to be issued under the Plan have been distributed fully.

The shares of AAG Convertible Preferred Stock that are to be distributed pursuant to the Plan will be mandatorily convertible into AAG common stock in four installments on the 30th, 60th, 90th, and 120th days following the Effective Date. In addition, up to $250 million of the AAG Convertible Preferred Stock can also be optionally converted during each 30-day period following the Effective Date. On the 120th day after the Effective Date, all remaining shares of AAG Convertible Preferred Stock will be mandatorily converted into shares of AAG common stock. The Plan also provides holders of existing AMR equity securities with a guaranteed initial distribution of AAG common stock and the potential to receive additional distributions of AAG common stock after all prepetition unsecured claims are paid in full, based on the market value of AAG common stock at specific times during such 120 day period. The AAG Convertible Preferred Stock is not expected to be registered under the Securities Act or listed for trading on any national securities exchange. It is possible that the AAG common stock may experience significantly elevated volatility in price and trading volume until all shares of AAG Convertible Preferred Stock are converted and the resulting AAG common stock has been distributed fully. For further information, see the section entitled “The Plan of Reorganization” beginning on page 155.

By operation of the Plan, 72% of the diluted equity of AAG (including the shares of AAG common stock issuable upon conversion of the AAG Convertible Preferred Stock) will be issued to stakeholders, labor unions, and certain employees of AMR and the other Debtors, who in many instances may not intend to hold the Plan Shares issued to them. Any such shares issued to labor unions or employees will impose an income tax burden and related withholding obligation on the recipient that must be funded in cash. As a result, it is possible that many such persons will sell some or all of the shares of AAG common stock issued to them, thereby placing downward pressure on the trading price of AAG common stock.

The market price of AAG common stock after the Merger may be affected by factors different from those currently affecting the shares of US Airways Group.

Upon the Closing, holders of US Airways Group common stock will become holders of AAG common stock. US Airways Group’s businesses prior to the Merger differ from those of AAG, and accordingly the results of operations of AAG may be affected by factors different from those currently affecting the results of operations of US Airways Group, including the uncertainty of the market’s ability to value AMR as it emerges from the Chapter 11 Cases. For additional information on the business of US Airways Group and a discussion of certain factors to consider in connection with its business, see the documents relating to US Airways Group that are incorporated by reference by US Airways Group into this proxy statement/prospectus.

In connection with AMR’s emergence from the Chapter 11 Cases, AAG will establish certain limitations on acquisitions, dispositions, and voting of its common stock which may serve to limit the post-emergence liquidity of its common stock.

To reduce the risk of a potential adverse effect of an “ownership change” as defined in Section 382 of the Code on AAG’s ability to use its NOL Carryforwards and certain other tax attributes and to avoid violation of federal statutory limitations on equity ownership of U.S. commercial airlines by foreign nationals, the AAG Certificate of Incorporation and AAG Bylaws will contain certain restrictions on the acquisition, disposition, and voting of AAG’s common stock. These restrictions may adversely affect the ability of certain holders of AAG’s common stock to dispose of, acquire, or vote shares of AAG’s common stock. No assurance can be given that an ownership change will not occur even with tax-related and other restrictions in place or that these provisions will assure compliance with the applicable restrictions on foreign ownership.

The percentage ownership interests of US Airways Group stockholders will be reduced as a result of the Merger and, accordingly, US Airways Group stockholders will have less influence on the management and policies of AAG than they now have on the management and policies of US Airways Group.

The aggregate number of shares of AAG common stock issuable to holders of US Airways Group equity instruments (including stockholders, holders of convertible notes, optionees, and holders of stock-settled SARs and RSUs) in the Merger will represent 28% of the diluted equity ownership of AAG. The remaining 72% diluted equity ownership of AAG will be distributable, pursuant to the Plan, to stakeholders, labor unions, and certain employees of AMR and the other Debtors. Therefore, each US Airways Group stockholder will have a percentage ownership of AAG that is smaller than the stockholder’s prior percentage ownership of US Airways Group. As a result, US Airways Group stockholders will have less influence on the management and policies of AAG than they now have on the management and policies of US Airways Group. For more information, see the section entitled “The Merger—Exchange of Shares” beginning on page 115.

The shares of AAG common stock to be received by US Airways Group stockholders as a result of the Merger will have different rights from the shares of US Airways Group common stock.

Upon the Closing, US Airways Group stockholders will become holders of AAG common stock and their rights as stockholders will be governed by the AAG Certificate of Incorporation and the amended and restated bylaws of AMR (the “AAG Bylaws”). The rights associated with US Airways Group common stock are different from the rights associated with AAG common stock. See the sections entitled “Description of Capital Stock of AAG” beginning on page 177 and “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 180 for a discussion of the different rights associated with AAG common stock.

Neither AMR’s nor US Airways Group’s historical consolidated financial information will be directly comparable to the financial information of AAG for future periods.

During the course of the Chapter 11 Cases, AMR’s financial results have been and may continue to be volatile as asset impairments, asset dispositions, bankruptcy professional fees, contract terminations and rejections, and claims assessments, among other things, have and will continue to significantly impact AMR’s consolidated financial statements. After the Closing, the amounts reported in AAG’s consolidated financial statements are likely to materially change relative to historical consolidated financial statements of AMR. For example, AAG will be required to apply “fresh start” accounting in accordance with GAAP. As a result, the book values of AAG’s long-lived assets and the related depreciation and amortization schedules, among other things, are expected to change relative to those of AMR.

Liquidity Risks

AAG will require significant liquidity to fund its emergence from Chapter 11 and to achieve successful integration and achieve targeted synergies post-Closing.

At emergence from Chapter 11, AMR will pay approximately $1.4 billion in cash to settle certain obligations in connection with the Plan. In addition, the transition costs to integrate the two businesses may exceed the approximately $1.2 billion of cash transition costs that AMR and US Airways Group currently anticipate. An inability to obtain necessary funding on acceptable terms would have a material adverse impact on AAG and on its ability to sustain its operations.

Each of AMR’s and US Airways Group’s indebtedness and other obligations are, and AAG’s indebtedness and other obligations following the Closing will continue to be, substantial and could adversely affect AAG’s business and liquidity.

Each of AMR and US Airways Group have, and AAG will continue to have, significant amounts of indebtedness and other obligations, including pension obligations, obligations to make future payments on aircraft equipment and property leases, and obligations under aircraft purchase agreements. Moreover, currently all but a very limited quantity of AMR’s and US Airways Group’s assets are pledged to secure their respective indebtedness. On a pro forma basis, as of March 31, 2013, AAG’s consolidated balance sheet reflected aggregate debt of $13.9 billion, an amount which may increase materially between March 31, 2013 and Closing due to, among other things, the financial performance of AMR and US Airways Group in the interim, the need to finance the substantial payments required by AMR to emerge from the Chapter 11 Cases, the financing strategy elected on upcoming aircraft deliveries, treasury decisions made by each company, and market conditions in the relevant markets for debt instruments. AAG’s substantial indebtedness and other obligations could have important consequences. For example, they may:

•

limit AAG’s ability to obtain additional funding for working capital, to withstand operating risks that are customary in the industry, capital expenditures, acquisitions, investments, integration costs, and general corporate purposes, and adversely affect the terms on which such funding can be obtained;

•	require AAG to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness and other obligations, thereby reducing the funds available for other purposes;

•	make AAG more vulnerable to economic downturns and catastrophic external events;

•	contain restrictive covenants that could:

¡	limit AAG’s ability to merge, consolidate, sell assets, incur additional indebtedness, issue preferred stock, make investments, and pay dividends; and

¡

significantly constrain AAG’s ability to respond, or respond quickly, to unexpected disruptions in its own operations, the U.S. or global economy, or the businesses in which it operates, or to take advantage of opportunities that would improve its business, operations, or competitive position versus other airlines; and

•	limit AAG’s ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions.

In addition, increases in the cost of financing could adversely affect AAG’s liquidity, business, financial condition, and results of operations.

AMR has not yet secured financing for all of its scheduled aircraft deliveries, which will be utilized in the AAG fleet after the Merger.

AMR has not yet secured financing commitments for some of the aircraft that it has on order, commencing with certain deliveries scheduled for 2013, and AMR cannot be assured of the availability or the cost of that financing. If AMR is unable to arrange financing for such aircraft at customary advance rates and on terms and conditions acceptable to it, AMR, prior to the Merger, and AAG thereafter, may need to use cash from operations to purchase such aircraft or may seek to negotiate deferrals for such aircraft with the aircraft manufacturers.

AAG will have significant pension and other post-employment benefit funding obligations, which may adversely affect its liquidity, financial condition, and results of operations.

AAG will have significant pension funding obligations, the amount of which will be dependent on the performance of investments held in trust by the pension plans, interest rates for determining liabilities, and actuarial experience. Currently, AAG’s minimum funding obligation for its pension plans is subject to temporary, favorable rules that are scheduled to expire at the end of 2017. Upon the expiration of those rules, AAG’s funding obligations are likely to increase materially. In addition, AAG may have significant obligations for other post-employment benefits depending on the outcome of the adversary proceeding related to the retiree medical and life insurance obligations filed in the Chapter 11 Cases. The foregoing post-employment benefit obligations could materially adversely affect AAG’s liquidity, financial condition, and results of operations.

AAG could be required to maintain reserves under its credit card processing agreements, which could materially adversely impact its liquidity.

Both AMR and US Airways Group have agreements with a number of credit card companies and processors to accept credit cards for the sale of air travel and other services. Under certain of these agreements, the related credit card processor may hold back a reserve from the applicable company’s credit card receivables following the occurrence of certain events, including the failure of the applicable company to maintain certain levels of liquidity (as specified in each agreement). In certain circumstances, such reserve could reach 100% of the applicable receivables due to the applicable company.

Under such agreements, the amount of the reserve that may be required generally is based on the processor’s exposure to the company under the credit card processor agreement and, in case a reserve is required because of the company’s failure to maintain a certain level of liquidity, the amount of such liquidity. If circumstances were to occur that would allow one or more credit card processors to require AAG to maintain a reserve, AAG’s liquidity could be materially and adversely impacted. US Airways Group is already subject to reserve requirements pursuant to certain of its credit processing agreements.

Fluctuations in interest rates could adversely affect AAG’s liquidity.

A substantial portion of AAG’s indebtedness is expected to bear interest at fluctuating interest rates based primarily on the London interbank offered rate for deposits of U.S. Dollars (“LIBOR”). LIBOR tends to fluctuate based on general economic conditions, general interest rates, federal reserve rates, and the supply of and demand for credit in the London interbank market. To the extent these interest rates increase, AAG’s interest expense will increase, in which event AAG may have difficulties making interest payments and funding other fixed costs and available cash flow for general corporate requirements may be adversely affected.

AAG will need to obtain sufficient financing or other capital to operate successfully.

AMR and US Airways Group currently plan to increase AAG’s revenue in part by investing heavily in renewing and optimizing AAG’s fleet and integrating the companies. Significant capital resources will be required to achieve these goals and, as a result, AMR and US Airways Group estimate that AAG’s planned aggregate capital expenditures on a consolidated basis for calendar years 2013-2017 would be approximately $20 billion. Accordingly, AAG will need substantial financing or other capital resources, some of which may be obtained prior to AMR’s emergence from the Chapter 11 Cases and thus may be subject to Bankruptcy Court approval. Depending on numerous factors, many of which are out of AMR’s and US Airways Group’s, and will be out of AAG’s, control, such as the state of the domestic and global economy, the credit market’s view of AAG’s prospects and the airline industry in general, and the general availability of debt and equity capital at the time AAG seeks capital, the financing and other capital that AAG will need may not be available it, or may only be available on onerous terms and conditions. There can be no assurance that AAG will be successful in obtaining financing or other needed sources of capital to operate successfully.

Business Risks

Following the Closing, AAG will be bound by all of the obligations and liabilities of both companies.

Following the Closing, AAG will become bound by all of the obligations and liabilities of AMR and US Airways Group. Neither AMR nor US Airways Group can predict the financial condition of AAG at the time of that combination or the ability of AAG to satisfy its obligations and liabilities.

AAG could experience significant operating losses in the future.

For a number of reasons, including those addressed in these risk factors, AAG might fail to achieve profitability and might experience significant losses. In particular, the condition of the economy and the high volatility of fuel prices have had, and continue to have, an impact on each of AMR’s and US Airways Group’s business, financial condition, and results of operations, and increase the risk that AAG will experience losses in the future.

Downturns in economic conditions could adversely affect AAG’s revenues, liquidity, business, financial condition, and results of operations.

Due to the discretionary nature of business and leisure travel spending, airline industry revenues are heavily influenced by the condition of the U.S. economy and economies in other regions of the world. Unfavorable conditions in these broader economies have resulted, and may result in the future, in decreased passenger demand for air travel and changes in booking practices, both of which in turn have had, and may have in the future, a strong negative effect on revenues. Stagnant or worsening global economic conditions either in the U.S. or in other geographic regions and continued volatility in U.S. and global financial and credit markets may have a material adverse effect on AAG’s revenues, liquidity, business, financial condition, and results of operations. If such economic conditions were to disrupt capital markets in the future, AAG may be unable to obtain any necessary financing on acceptable terms, or at all, to satisfy future capital commitments and otherwise sustain operations.

In the past, both AMR and US Airways Group have adjusted capacity in response to trends in demand. No assurance can be given that capacity adjustments or other steps AAG may take in response to changes in demand will be successful. Capacity reductions or other steps might result in special charges in the future. Further, other airlines may make capacity adjustments or take other actions which may reduce the expected benefits of any steps AAG may take to respond to changes in demand. Industry-wide capacity may increase to the extent the economy continues to recover from the global recession. If industry capacity increases, and if consumer demand does not continue to keep pace with those increases, AAG, and the airline industry as a whole, could be negatively impacted.

AAG’s initiatives to generate additional revenues and to reduce its costs may not be adequate or successful.

AAG must take steps to generate additional revenues and to achieve a competitive cost structure after the Merger. The adequacy and ultimate success of initiatives to generate additional revenues and/or reduce costs cannot be assured. Moreover, whether AAG’s initiatives will be adequate or successful depends in large measure on factors beyond its control. For example, the overall industry environment, including customer demand, yield, and industry capacity growth, actions of AAG’s competitors, and fuel prices could negatively impact the success of these initiatives. It could be very difficult for AAG to continue to fund its obligations on an ongoing basis, and to be profitable, if the overall industry revenue environment were to deteriorate or if fuel prices were to increase and persist for an extended period at high levels.

AAG may be adversely affected by increases in fuel prices and would be adversely affected by disruptions in the supply of fuel.

Aircraft fuel has been AMR’s and US Airways Group’s largest single operating expense in recent years, and their respective results are very significantly affected by the cost, price volatility, and availability of jet fuel, which are in turn affected by a number of factors beyond their control. Although fuel prices have abated from the record high prices of 2008, they remain high and extremely volatile. Due to the competitive nature of the airline industry, AMR and US Airways Group have not always been able to pass on increased fuel prices to customers by increasing fares, and AAG may not be able to do so in the future.

Dependence on foreign imports of crude oil, limited refining capacity, and the possibility of changes in government policy on jet fuel production, transportation, and marketing make it impossible to predict the future availability of jet fuel. If there are additional outbreaks of hostilities or other conflicts in oil producing areas or elsewhere, or a reduction in refining capacity (due to natural disasters or weather events, for example), or governmental limits on the production or sale of jet fuel (including as a consequence of increased environmental regulation), there could be a reduction in the supply of jet fuel and significant increases in the cost of jet fuel. Major reductions in the availability of jet fuel or significant increases in its cost would have a material adverse impact on AAG.

AAG will have a large number of older aircraft in its fleet, and these aircraft are not as fuel efficient as more recent models of aircraft. AMR and US Airways Group believe it is imperative that AAG execute its fleet renewal plans. AAG will be dependent on The Boeing Company (“Boeing”) and Airbus S.A.S. (“Airbus”) to deliver aircraft on schedule. If AAG experiences delays in delivery of, or is unable to obtain, more fuel efficient aircraft, it will be adversely affected. After the Closing, AMR and US Airways Group expect that AAG’s existing fuel purchase contracts will not provide meaningful price protection against increases in fuel costs.

AAG’s business will be affected by many changing economic and other conditions beyond its control, and its results of operations could be volatile and fluctuate due to seasonality.

AAG’s business, financial condition, and results of operations will be affected by many changing economic and other conditions beyond its control, including, among others:

•

actual or potential changes in international, national, regional, and local economic, business and financial conditions, including recession, inflation, higher interest rates, wars, terrorist attacks, or political instability;

•	changes in consumer preferences, perceptions, spending patterns, or demographic trends;

•	changes in the competitive environment due to industry consolidation, changes in airline alliance affiliations, and other factors;

•	actual or potential disruptions to the air traffic control (“ATC”) systems, including as a result of “sequestration” or any other interruption in government funding;

•	increases in costs of safety, security, and environmental measures;

•	outbreaks of diseases that affect travel behavior; and

•	weather and natural disasters.

Thus, AAG’s results of operations could be volatile and subject to rapid and unexpected change. In addition, due to generally weaker demand for air travel during the winter, AAG’s revenues in the first and fourth quarters of the year could be weaker than revenues in the second and third quarters of the year.

The airline industry is fiercely competitive, and AAG will be subject to increasing competition.

Service over almost all of AAG’s routes will be highly competitive. Revenues will be sensitive to the actions of other airlines in many areas including pricing, scheduling, capacity, and promotions, which may have a substantial adverse impact not only on AAG’s revenues, but on overall industry revenues. These factors may become even more significant in periods when the industry experiences large losses, as airlines under financial stress, or in bankruptcy, may institute pricing structures intended to achieve near-term survival rather than long-term viability. AAG’s ability to compete effectively will depend in large part on its ability to maintain a competitive cost structure. If AAG cannot do so, then its business, financial condition, and results of operations would be adversely affected.

AAG will face vigorous and, in some cases, increasing, competition from major domestic airlines, national, regional, all-cargo, and charter airlines, foreign airlines, low-cost airlines, and, particularly on shorter segments, ground and rail transportation. AAG will also face significant and increasing competition from expanded marketing/operational alliances formed by its competitors, some of which are larger than the oneworld® alliance. Competition with foreign airlines and with such marketing/operational alliances has been increasing in recent years in part due to the adoption of liberalized open skies aviation agreements between the U.S. and an increasing number of countries around the world.

Certain airline alliances have been, or may in the future be, granted immunity from antitrust regulations by governmental authorities for specific areas of cooperation, such as joint pricing decisions. To the extent alliances formed by AAG’s competitors can undertake activities that are not available to AAG, AAG’s ability to effectively compete may be hindered.

AMR has implemented a joint business agreement (“JBA”) with British Airways and Iberia, to which Finnair is expected to be added, and antitrust-immunized cooperation with British Airways, Iberia, Finnair, and Royal Jordanian. In addition, American has implemented an antitrust-immunized JBA with Japan Airlines and a JBA with Qantas. AAG is expected to continue these arrangements. No assurances can be given as to any other arrangements that may ultimately be implemented or any benefits that AAG may derive from such arrangements.

The airline industry may undergo further consolidation or changes in industry alliances, which may strengthen the competitive position of some of AAG’s competitors.

In recent years, there have been numerous mergers and acquisitions within the U.S. and international airline industries and numerous changes in industry alliances, which have generally had an adverse effect on AMR and US Airways Group. The merger of United Airlines with Continental Airlines and the merger of Delta Air Lines with Northwest Airlines have resulted in the formation of large competitors with significant financial resources and extensive networks. More recently, Southwest Airlines strengthened its competitive position through its acquisition of AirTran Airways. The Merger is intended to address some of the competitive impacts of these actions by other airlines. AAG will seek to address these competitive challenges with its market and alliance strategies, which are expected to include growing the oneworld® alliance. There can be no assurances as to the level of success of these strategies.

In the future, there may be additional mergers and acquisitions, and changes in airline alliances, including those in which AAG may participate and those that may be undertaken by others. Any airline industry consolidation or changes in airline alliances, including changes to the oneworld® alliance, could substantially alter the competitive landscape and result in changes in AAG’s corporate or business strategy. Consolidation involving other participants in the industry could result in the formation of one or more airlines with greater financial resources, more extensive networks, and/or lower cost structures than exist currently, which could have a material adverse effect on AAG’s competitive position and adversely affect the business, financial condition, and results of operations of AAG. For similar reasons, changes in airline alliances could have a similar adverse impact on AAG.

Delays in scheduled aircraft deliveries or failure of new aircraft to perform as expected may adversely impact AAG’s business, financial condition, and results of operations.

AAG’s fleet renewal plans are intended to enhance its ability to operate optimum numbers of specific types of aircraft. In many cases, the aircraft AAG intends to operate are not yet in either US Airways Group’s or AMR’s fleet, but US Airways Group and/or AMR have contractual commitments to purchase or lease them. AMR and US Airways Group expect that AAG will continue those contractual commitments. If for any reason AAG is unable to take delivery of particular types of new aircraft on contractually scheduled delivery dates, it may be adversely affected. In addition, if the aircraft it receives do not meet the expected performance or quality standards, including with regard to fuel efficiency, AAG’s business will be adversely affected.

AAG will be dependent on a limited number of suppliers for aircraft, aircraft engines, and parts.

AAG will be dependent on a limited number of suppliers for aircraft, aircraft engines, and many aircraft and engine parts. As a result, AAG will be vulnerable to any problems associated with the supply of those aircraft, engines, and parts, including insufficient supply, design defects, mechanical problems, inadequate performance by suppliers, or adverse perception by the public that could result in customer avoidance or in actions by the FAA resulting in an inability to operate its aircraft.

AAG’s business will be subject to extensive government regulation, which may result in increases in its costs, disruptions to its operations, limits on its operating flexibility, reductions in the demand for air travel, and competitive disadvantages.

Airlines are subject to extensive domestic and international regulatory requirements. In the last several years, Congress has passed laws, and the DOT, the FAA, the TSA, and the U.S. Department of Homeland Security (“DHS”) have issued a number of directives and other regulations that affect the airline industry. These requirements will impose substantial costs on AAG and will restrict the ways AAG may conduct its business.

For example, the FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures or operational restrictions. AMR’s and US Airways Group’s failure to timely comply with these requirements in the past has, and AAG’s failure to timely comply with these requirements could in the future, result in fines and other enforcement actions by the FAA or other regulators. In addition, the FAA recently issued its final regulations governing pilot rest periods and work hours for all airlines certificated under Part 121 of the Federal Aviation Regulations. The rule, which is effective January 14, 2014, impacts the required amount and timing of rest periods for pilots between work assignments and modifies duty and rest requirements based on the time of day, number of scheduled segments, flight types, time zones, and other factors. These regulations could have a material adverse impact on AAG and the industry upon implementation.

Subsequent to the Closing, AAG intends to submit to the FAA a transition plan for merging the day-to-day operations of its two mainline airlines, American and US Airways, under a single operating certificate. The issuance of a single operating certificate will occur when the FAA agrees that AAG has achieved a level of integration that can be safely managed under one certificate. While the parties currently believe that such approval can be obtained within two years from the Closing, the actual time required and cost incurred to receive this approval cannot be predicted. Any delay in the grant of such approval or increase in costs beyond those presently expected could have a material adverse effect on the completion date of AAG’s integration plan and receipt of the benefits expected from that plan.

Recent DOT consumer rules require new procedures for customer handling during long onboard delays, further regulate airline interactions with passengers through the reservations process, at the airport, and on board the aircraft, and require new disclosures concerning airline fares and ancillary fees such as baggage fees. The DOT has been aggressively investigating alleged violations of these new rules. Other DOT rules apply to post-ticket purchase price increases and an expansion of tarmac delay regulations to international airlines.

The Aviation and Transportation Security Act (“ATSA”) mandates the federalization of certain airport security procedures and imposes additional security requirements on airports and airlines, most of which are funded by a per-ticket tax on passengers and a tax on airlines.

The results of AAG’s operations, demand for air travel, and the manner in which it conducts business each may be affected by changes in law and future actions taken by governmental agencies, including:

•	changes in law which affect the services that can be offered by airlines in particular markets and at particular airports, or the types of fees that can be charged to passengers;

•	the granting and timing of certain governmental approvals (including antitrust or foreign government approvals) needed for codesharing alliances and other arrangements with other airlines;

•	restrictions on competitive practices (for example, court orders, or agency regulations or orders, that would curtail an airline’s ability to respond to a competitor);

•	the adoption of new passenger security standards or regulations that impact customer service standards (for example, a “passenger bill of rights”);

•

restrictions on airport operations, such as restrictions on the use of takeoff and landing authorizations (“Slots”) at airports or the auction or reallocation of Slot rights currently held by AMR and/or US Airways Group; and

•	the adoption of more restrictive locally-imposed noise restrictions.

Each additional regulation or other form of regulatory oversight increases costs and adds greater complexity to airline operations and, in some cases, may reduce the demand for air travel. There can be no assurance that AAG’s compliance with new rules, anticipated rules or other forms of regulatory oversight will not have a material adverse effect on it. In April 2013, the FAA announced the imposition of furloughs that resulted in reduced staffing, including among air traffic controllers, in connection with its implementation of budget reductions related to the federal government’s response to the so-called “sequester” of government funding. These furloughs have been suspended as a result of Congressional legislation. However, neither AMR nor US Airways Group can predict whether there will be further furloughs or the impact of any such furloughs on AAG’s business. Any significant reduction in air traffic capacity at key airports in the U.S. could have a material adverse effect on AAG’s operations and financial results.

In addition, the ATC system is not successfully managing the growing demand for U.S. air travel. Air traffic controllers rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes. On February 14, 2012, the FAA Modernization and Reform Act of 2012 was signed. The law provides funding for the FAA to rebuild its ATC system, including switching from radar to a GPS-based system. It is uncertain when any improvements to the ATC system will take effect. Failure to update the ATC system in a timely manner and the substantial funding requirements that may be imposed on airlines of a modernized ATC system may have a material adverse effect on AAG.

The ability of U.S. airlines to operate international routes is subject to change because the applicable arrangements between the U.S. and foreign governments may be amended from time to time and appropriate Slots or facilities may not be made available. American and US Airways currently operate on a number of international routes under government arrangements that limit the number of airlines permitted to operate on the route, the capacity of the airlines providing services on the route, or the number of airlines allowed access to particular airports. If an open skies policy were to be adopted for any of these routes, such an event could have a material adverse impact on AAG and could result in the impairment of material amounts of its related tangible and intangible assets. In addition, competition from revenue-sharing joint ventures, joint business agreements, and other alliance arrangements by and among other airlines could impair the value of AAG’s business and assets on the open skies routes. For example, the open skies air services agreement between the U.S. and the EU, which took effect in March 2008, provides airlines from the U.S. and EU member states open access to each other’s markets, with freedom of pricing and unlimited rights to fly from the U.S. to any airport in the EU, including London’s Heathrow Airport. The agreement has resulted in AMR and US Airways Group facing increased competition in these markets, including Heathrow Airport. In addition, the open skies agreement between the U.S. and Brazil, which was signed in 2010 and takes full effect in 2015, has resulted in increased competition in the U.S./Brazil market.

AAG will be subject to increasingly stringent environmental regulations.

Many aspects of AAG’s operations will be subject to increasingly stringent environmental regulations, including those relating to emissions to the air, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances, oils, and waste materials. Compliance with environmental laws and regulations can require significant expenditures, and violations can lead to significant fines and penalties.

Concerns about climate change and greenhouse gas emissions, in particular, may result in the imposition of additional legislation or regulation. The EU has adopted a directive under which each EU member state is required to extend the existing European Union emissions trading scheme (“ETS”) to aviation. This would require airlines to annually submit emission allowances in order to operate flights to and from EU member states in January 2012 and thereafter, including flights between the U.S. and EU member states. In November 2012, the European Commission proposed to suspend for one year the ETS’ application to flights entering and departing Europe, to allow the United Nations’ International Civil Aviation Organization (“ICAO”) to propose an alternate global emissions reduction scheme. Under the terms of the proposal, with the exception of intra-Europe flights, the monitoring and reporting of emissions, which became effective in 2012, and the submission of emission allowances, scheduled to occur before the end of April 2013, will be suspended and the EU will not collect allowances from airlines in 2013. The proposal is expected to be approved by the European Parliament and EU member states represented in the European Council in the second quarter of 2013. The ETS may be reactivated if ICAO does not make progress towards an alternate global scheme within the next year. The U.S. enacted legislation in November 2012 that will allow the Secretary of Transportation to prohibit U.S. airlines from participating in the ETS. While these measures create some uncertainty as to the extent to which AAG will be required to participate in the ETS going forward, it is nevertheless increasingly likely that in the future it will be required to participate in some form of international arrangement governing aircraft emissions. Although the cost of compliance with the ETS or any alternate global scheme is difficult to predict because certain key parameters, such as the number and price of emission allowances AAG may be required to purchase, are unknown, such costs could be significant.

Other legislative or regulatory actions addressing climate change and emissions from aviation that may be taken in the future by the U.S., state, or foreign governments or through international treaties may adversely affect AAG’s business and financial results.

Climate change legislation was previously introduced in Congress; such legislation could be reintroduced in the future in Congress or state legislatures and could contain provisions affecting the aviation industry. In addition, the U.S. Environmental Protection Agency (“EPA”) could seek to regulate greenhouse gas emissions from aircraft. It is currently unknown how climate change legislation or regulation, if enacted, would specifically apply to the aviation industry. However, the impact on AAG of any climate change legislation or regulation is likely to be adverse, and related costs of compliance could be significant. Such legislation or regulation could result in, among other things, increased fuel costs, carbon taxes, or fees, the imposition of requirements to purchase emission offsets or credits, increased aircraft and equipment costs, and restrictions on the growth of airline operations. AAG is expected to evaluate ongoing climate change developments at the international, federal, and state levels and to assess the potential associated impacts on its business and operations.

Ongoing data security compliance requirements could increase AAG’s costs, and any significant data breach could harm its business, financial condition, or results of operations.

AAG’s business will require the appropriate and secure utilization of customer and other sensitive information. AAG will not be able to be certain that advances in criminal capabilities (including cyber-attacks or cyber-intrusions over the Internet, malware, computer viruses, and the like), discovery of new vulnerabilities or attempts to exploit existing vulnerabilities in systems, other data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting the networks that access and store sensitive information, whether such technology is controlled by AAG or by other parties critical to its business, such as credit card companies. The risk of a security breach or disruption, particularly through cyber-attack or cyber-intrusion, including by computer hackers, foreign governments, and cyber-terrorists, has increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. Furthermore, there has been heightened legislative and regulatory focus on data security in the U.S. and abroad (particularly in the EU), including requirements for varying levels of customer notification in the event of a data breach.

In addition, many of the businesses with which AAG will deal, including credit card companies, impose data security standards that it will be required to meet. In particular, AAG will be required by the Payment Card Industry Security Standards Council, founded by the credit card companies, to continue to comply with their highest level of data security standards. In addition, new and revised standards may be imposed that may be difficult for AAG to meet and that could increase its costs.

Failure to comply with the Payment Card Industry Standards discussed above or other privacy and data use and security requirements of business partners or related laws, rules, and regulations to which AAG becomes subject may harm its reputation with its customers and expose it to claims for contract breach, fines, sanctions, or other penalties, which could materially and adversely affect its business, financial condition, and results of operations. In addition, failure to address appropriately these issues could also give rise to additional legal risks, which, in turn, could increase the size and number of litigation claims and damages asserted or subject AAG to enforcement actions, fines, and penalties and cause AAG to incur further related costs and expenses.

AAG could be adversely affected by conflicts overseas or terrorist attacks.

Actual or threatened U.S. military involvement in overseas operations has, on occasion, had an adverse impact on AMR’s and US Airways Group’s business, financial condition (including access to capital markets), and results of operations, and on the airline industry in general. The continuing conflict in Afghanistan, or other conflicts or events in the Middle East or elsewhere, may result in similar adverse impacts.

The terrorist attacks of September 11, 2001 had a material adverse impact on both AMR and US Airways Group. The occurrence of another terrorist attack could have a material adverse impact on AAG.

AAG’s ability to operate and grow its route network in the future is dependent on the availability of adequate facilities and infrastructure throughout its system and, at some airports, adequate Slots.

In order to operate AAG’s proposed flight schedule and, where appropriate, add service along new or existing routes, it must be able to obtain adequate gates, ticketing facilities, operations areas, Slots (where applicable), and office space. Also, as airports around the world become more congested, AAG will not always be sure that its plans for new service can be implemented in a commercially viable manner, given operating constraints at airports throughout its network. Further, its operating costs at airports at which it operates, including its hubs, may increase significantly because of capital improvements at such airports that AAG may be required to fund, directly or indirectly. In some circumstances, such costs could be imposed by the relevant airport authority without AAG’s approval.

Access to Slots at several major U.S. airports and many foreign airports to be served by AAG are subject to government regulation. Certain of AAG’s hubs in the U.S. and its most important international destinations, including London’s Heathrow Airport, are among the most congested airports in the world and have been or could be the subject of regulatory action that might limit the number of flights and/or increase costs of operations at certain times or throughout the day. There is no assurance that AAG will be able to retain or acquire the necessary rights to operate its desired schedules and change schedules in the future because, among other reasons, such allocations are subject to changes in government policy. For example, the FAA is planning a new rulemaking in 2013 to modify the current rules limiting flight operations at New York City’s JFK and LaGuardia airports, where AAG will have major operations. Any limitation on AAG’s ability to acquire or maintain adequate gates, ticketing facilities, operations areas, Slots (where applicable), or office space could severely constrain its operations and have a material adverse effect on it. In addition, in connection with obtaining regulatory approval or clearance with respect to the Merger, the applicable regulatory bodies may have the authority to condition approval or clearance on AMR and US Airways Group divesting Slots at foreign or U.S. airports. AMR and US Airways Group do not expect that any required divestitures will have a material adverse effect on AAG.

AAG’s international operations will be subject to economic and political instability and could be adversely affected by numerous events, circumstances, or government actions beyond its control.

AAG will operate a global business from which AMR’s international operations derived approximately 40% of its total operating revenues in 2012 and US Airways Group’s international operations derived approximately 25% of its total operating revenues in 2012, as measured and reported to the DOT. AAG’s international activities could be adversely affected by factors such as reversals or delays in the opening of foreign markets, exchange controls, currency, and political risks (including changes in exchange rates and currency devaluations, which are more likely in countries with exchange controls such as Venezuela, which recently devalued its currency, and Argentina), environmental regulation, increases in taxes and fees, and changes in international government regulation of its operations, including the inability to obtain or retain needed route authorities and/or Slots. Fluctuations in foreign currencies could significantly affect AAG’s operating performance, as well as the value of its assets and liabilities located outside the U.S.

AAG could be adversely affected by an outbreak of a disease that affects travel behavior.

An outbreak of a disease that affects travel demand or travel behavior, such as Severe Acute Respiratory Syndrome, avian flu, H1N1 virus, or other illness, or travel restrictions or reductions in the demand for air travel caused by similar public health threats in the future, could have a material adverse impact on AAG. In addition, such events could result in quarantines of AAG’s personnel or an inability to access facilities or aircraft, which could materially adversely affect AAG.

AAG could be adversely affected if AAG is unable to have satisfactory relations with any unionized or other labor work group, or if it suffers employee strikes, slowdowns, or other labor-related disruptions.

The airline business is labor intensive. To the extent that AAG is unable to have satisfactory relations with any labor work group (unionized or independent), its operations and its ability to execute its strategic plans could be adversely affected. The majority of AAG’s employees will be represented by labor unions and covered by CBAs. Relations with such labor organizations are governed by the Railway Labor Act (“RLA”). Under the RLA, the CBAs among AAG’s operating subsidiaries and these organizations generally do not expire but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, it must notify the other party in the manner prescribed under the RLA and as agreed to by the parties. Under the RLA, after receipt of such notice, the parties must meet for direct negotiations, and, if no agreement is reached, either party may request the National Mediation Board (“NMB”) to appoint a federal mediator. The RLA prescribes no set timetable for the direct negotiation and mediation process. It is not unusual for those processes to last for many months, and even for several years. If no agreement is reached in mediation, the NMB in its discretion may declare at some time that an impasse exists, and if an impasse is declared, the NMB proffers binding arbitration to the parties. Either party may decline to submit to arbitration. If arbitration is rejected by either party, a 30-day “cooling off” period commences. Throughout the bargaining process, and during this “cooling off” period, the parties are precluded from engaging in any “self-help,” such as strikes or work slowdowns by employees or a lockout by the employer. During the “cooling off” period (or after), a Presidential Emergency Board (“PEB”) may be established to examine the parties’ positions and recommend a solution. The PEB process lasts for 30 days and is followed by another “cooling off” period of 30 days, which extends the prohibition against “self-help” until the PEB process is concluded. At the end of the “cooling off” period or PEB process (whichever lasts longer), unless an agreement is reached or action is taken by Congress to legislate a solution to the bargaining dispute, the labor organization may exercise “self-help,” such as a strike or other job action, and the airline may resort to its own “self-help,” including the imposition of any or all of its proposed amendments to the CBA and the hiring of new people to replace any striking workers.

Any disruption by a labor work group (e.g., sick-out, slowdown, full or partial strike, or other job action) may materially and adversely affect AAG’s business, financial condition, and results of operations. There is a risk that employees may engage in such disruptions, with or without union involvement, even if such disruptions are not permitted by the RLA. In the third quarter of 2012, AMR experienced a labor-related operational disruption, which led to substantial flight cancellations and delays. There can be no assurance that such operational disruptions will not recur in the future.

A higher than normal number of pilot retirements and a potential shortage of pilots could adversely affect AAG.

AMR and US Airways Group currently have a higher than normal number of pilots eligible for retirement. Among other things, the extension of pilot careers facilitated by the FAA’s 2007 modification of the mandatory retirement age from age 60 to age 65 has now been fully implemented resulting in large numbers of pilots in the industry approaching the revised mandatory retirement age. If pilot retirements were to exceed normal levels in the future, it may adversely affect AAG. The FAA also recently issued regulations that increase the flight experience required for pilots working for airlines, such as American and US Airways, certificated under Part 121 of the Federal Aviation Regulations. These and other factors could contribute to a shortage of qualified pilots, which could adversely affect AAG.

Increases in insurance costs or reductions in coverage could have an adverse impact on AAG.

AMR and US Airways Group each carry insurance for public liability, passenger liability, property damage, and all-risk coverage for damage to their aircraft. As a result of the terrorist attacks of September 11, 2001, aviation insurers significantly reduced the amount of liability insurance coverage available to commercial airlines for claims resulting from acts of terrorism, war, or similar events. At the same time, these insurers significantly increased the premiums for aviation insurance in general. While the price of commercial insurance has declined since the period immediately after the terrorist attacks of September 11, 2001, in the event commercial insurance carriers further reduce the amount of insurance coverage available to AAG, or significantly increase its cost, AAG would be adversely affected. In addition, the failure or insolvency of one of the insurers could result in a lack of coverage.

The U.S. government has agreed to provide commercial war-risk insurance for U.S.-based airlines through September 30, 2013, covering losses to employees, passengers, third parties, and aircraft. If the U.S. government were to cease providing such insurance in whole or in part, it is likely that AAG could obtain comparable coverage in the commercial market, but it could incur substantially higher premiums and more restrictive terms, if such coverage were to be available at all. If AAG is unable to obtain adequate liability insurance for claims resulting from acts of terrorism, war, or similar events at commercially reasonable rates, it would be materially adversely affected.

AAG will be increasingly dependent on technology and could be adversely affected by a failure or disruption of its computer, communications, or other technology systems, and may face challenges in integrating those systems.

AAG will be heavily and increasingly dependent on technology and automated systems to operate its business, reduce costs, and enhance customer service. These technologies and systems include the computerized airline reservation system, flight operations system, financial planning, management, and accounting systems, telecommunications systems, website, maintenance systems, and check-in kiosks. In order for AAG’s operations to work efficiently, its website and automated systems must be able to accommodate a high volume of traffic, maintain secure information, and deliver important flight and schedule information, as well as issue electronic tickets and process critical financial transactions, in a timely manner. The computer and communications systems on which AAG will rely could be disrupted due to various events, some of which are beyond AAG’s control, including natural disasters, power failures, terrorist attacks, equipment failures, system implementation failures, software failures and computer viruses, hackers, and other cyber-attacks. For example, on April 16, 2013, AMR experienced a software issue that resulted in significant operational impact, including hundreds of cancelled flights. AMR has taken, and AAG will take, steps to help reduce the risk of some (but not all) of these potential disruptions. There can be no assurance, however, that the measures taken will be adequate to prevent or remedy disruptions or failures of these systems. Any substantial or repeated failure of these systems could impact AAG’s operations and customer service, result in the theft or loss of important data, including private or sensitive information concerning AAG’s passengers and other customers, loss of revenues, and increased costs, and generally harm AAG’s business, financial condition, and results of operations. Moreover, a failure or disruption of certain of AAG’s vital systems could limit its ability to operate flights for an extended period of time, which would have a material adverse impact on AAG. In addition, AAG will need to continue to make significant investments in technology to pursue initiatives to reduce costs and enhance customer service. If AAG is unable to make these investments, its business, financial condition, and results of operations could be negatively impacted.

Among the principal risks of integrating the business and operations of AMR and US Airways Group are the risks of integrating various computer, communications, and other technology systems, including designing and implementing an integrated customer reservations system, that will be necessary to operate American and US Airways as a single airline and to achieve cost synergies by eliminating redundancies in the two companies’ businesses. The integration of these systems in a number of prior airline mergers has taken longer, been more disruptive, and cost more than originally forecast. The implementation process by AAG to integrate these various systems will involve a number of risks that may hinder AAG’s business operations and/or affect its financial condition and results of operations if the implementation is delayed or otherwise is not successful. New systems will replace multiple legacy systems and the related implementation will be a complex and time-consuming project involving substantial expenditures for implementation consultants, system hardware, software, and implementation activities, as well as the transformation of business and financial processes.

As with any large project, there will be many factors that may materially affect the schedule, cost, and execution of the integration of AAG’s computer, communications, and other technology systems. These factors include, among others: problems during the design, implementation, and testing phases; system delays and/or malfunctions; the risk that suppliers and contractors will not perform as required under their contracts; the diversion of management attention from daily operations to the project; reworks due to unanticipated changes in business processes; challenges in simultaneously activating new systems throughout AAG’s global network; difficulty in training employees in the operation of new systems, and other unexpected events beyond AAG’s control.

AAG will be at risk of losses and adverse publicity which might result from an accident involving any of its aircraft.

If one of AAG’s aircraft, an aircraft that is operated under its brand by one of its regional operators, or an aircraft that is operated by an airline that is one of AAG’s codeshare partners were to be involved in an accident, AAG could be exposed to significant tort liability. The insurance AAG carries to cover damages arising from any future accident may be inadequate. If its insurance is not adequate, it may be forced to bear substantial losses from an accident. In addition, any accident involving any such aircraft could materially and adversely affect the public’s perception of AAG. Such public perception could in turn cause harm to AAG’s brand and reduce travel demand on its flights, or the flights of AAG’s codeshare partners or regional airlines.

Interruptions or disruptions in service at one or more of AAG’s primary market airports could have an adverse impact on its business, financial condition, and results of operations.

AAG’s business will be heavily dependent on operations at its primary market airports in Charlotte, Chicago, Dallas/Fort Worth, Los Angeles, Miami, New York City, Philadelphia, Phoenix, and Washington, D.C. Each of these operations includes flights that gather and distribute traffic from markets in the geographic region around the primary market to other major cities. A significant interruption or disruption in service at one or more of AAG’s primary markets could adversely impact its business, financial conditions, and results of operations.

The airline industry is heavily taxed.

The airline industry is subject to extensive government fees and taxation that will negatively impact AAG’s revenue. The U.S. airline industry is one of the most heavily taxed of all industries. These fees and taxes have grown significantly in the past decade for domestic flights, and various U.S. fees and taxes also are assessed on international flights. For example, as permitted by federal legislation, most major U.S. airports impose a passenger facility charge per passenger on American and US Airways. In addition, the governments of foreign countries in which AAG will operate impose on U.S. airlines, including American and US Airways, various fees and taxes, and these assessments have been increasing in number and amount in recent years. Moreover, AAG will be obligated to collect a federal excise tax, commonly referred to as the “ticket tax,” on domestic and international air transportation. It will collect the excise tax, along with certain other U.S. and foreign taxes and user fees on air transportation (such as a per-ticket tax on passengers to fund the TSA), and pass along the collected amounts to the appropriate governmental agencies. Although these taxes are not operating expenses, they represent an additional cost to AAG’s customers. There are continuing efforts in Congress and in other countries to raise different portions of the various taxes, fees, and charges imposed on airlines and their passengers. Increases in such taxes, fees, and charges could negatively impact AAG’s business, financial condition, and results of operations.

Under recent DOT regulations, all governmental taxes and fees must be included in the fares AAG quotes or advertises to its customers. Due to the competitive revenue environment, many increases in these fees and taxes have been absorbed by the airline industry rather than being passed on to the customer. Further increases in fees and taxes may reduce demand for air travel, and thus AAG’s revenues.

AAG may never realize the full value of its intangible assets or its long-lived assets, causing it to record material impairment charges.

In accordance with applicable accounting standards, upon the Closing and the Debtors’ emergence from the Chapter 11 Cases, “fresh start” accounting will be applied to AMR’s financial statements and the acquisition method of accounting will be applied to US Airways Group’s financial statements. The adjustments mandated by these methods of accounting will likely result in the recording of significant intangible assets by AAG. Also in accordance with applicable accounting standards, AAG will be required to test its indefinite-lived intangible assets for impairment on an annual basis, or more frequently if conditions indicate that an impairment may have occurred. In addition, AAG will be required to test certain of its other assets for impairment if conditions indicate that an impairment may have occurred.

AAG may be required to recognize additional impairments in the future due to, among other factors, extreme fuel price volatility, tight credit markets, a decline in the fair value of certain tangible or intangible assets, unfavorable trends in historical or forecasted results of operations and cash flows, and an uncertain economic environment, as well as other uncertainties. Neither AMR nor US Airways Group can provide assurance that a material impairment charge of tangible or intangible assets will be avoided. The value of AAG’s aircraft could be impacted in future periods by changes in supply and demand for these aircraft. Such changes in supply and demand for certain aircraft types could result from grounding of aircraft by AAG or other airlines. An impairment charge could have a material adverse effect on its business, financial condition, and results of operations.

Interruptions or disruptions in AAG’s relationships with third-party regional airlines or other third-party service providers could have an adverse impact on it.

AMR and US Airways Group have engaged an increasing number of third-party service providers to perform a large number of functions that are integral to their businesses, including distribution and sale of airline seat inventory, provision of information technology infrastructure and services, provision of aircraft maintenance and repairs, provision of certain customer and aircraft related functions, provision of various utilities, and performance of aircraft fueling operations, among other vital functions and services. AAG will also rely on third-party regional airlines to operate flights. If AAG experiences problems with any of its third-party regional airlines, or other third-party service providers, or unexpected interruptions in their provision of services, the public’s perception of AAG could be materially and adversely affected. Significant problems, disruptions, or interruptions could materially and adversely affect AAG’s business, financial condition, and results of operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast,” and other similar words. In particular, statements, express or implied, concerning future actions, conditions, or events, future operating results, the ability to generate sales, income, or cash flow and to realize cost savings and other synergies or other benefits associated with the transaction are forward-looking statements. Although AMR and US Airways Group believe that these forward-looking statements are based on reasonable assumptions, they are subject to risks and uncertainties and are made in light of information currently available. Many factors, in addition to the factors described in this proxy statement/prospectus, may adversely affect results as indicated in forward-looking statements. AMR and US Airways Group urge you to carefully read this entire proxy statement/prospectus, the documents incorporated by reference into this proxy statement/prospectus, and the documents that are attached as annexes and filed as exhibits hereto, with the understanding that actual future results may be materially different from what AMR and US Airways Group expect. Many of the factors that will determine these results are beyond AMR’s and US Airways Group’s ability to control or predict. Specific factors that could cause actual results to differ from those in the forward-looking statements include, among others:

•

the challenges and costs of the Merger, integrating American’s operations with those of US Airways, and achieving anticipated synergies, including the ability to achieve targeted cost savings, or revenue growth;

•	the price of, market for, and potential market price volatility of, AAG common stock;

•	the significant liquidity requirements of AAG at and following the Closing;

•

substantial levels of indebtedness, which could make AAG vulnerable to general adverse economic and industry conditions, limit its ability to borrow additional funds, and/or place it at competitive disadvantages compared to its competitors that have less debt;

•	potential limitations on the use of NOL Carryforwards and certain other tax attributes following the Closing;

•

failure of conditions to Closing to be satisfied and failure of the Merger to be completed, including failure of the Plan to be confirmed, failure of US Airways Group stockholders to adopt the Merger Agreement, or failure to receive required regulatory approvals;

•	market conditions, including commodity prices for oil, and access to, and cost of obtaining, additional capital;

•	vulnerability to changes in economic conditions, laws or regulations, and third-party relations, and to approvals and decisions of courts, regulators, and governmental bodies;

•

interruptions in business and/or damage to property or reputation or injuries or loss of human life due to natural disasters, terrorism, war, cyber-attacks, failure of technology systems, or other causes;

•	potential labor unrest, strikes, slow downs, or other labor related disruptions;

•	changes in tax laws;

•	availability of aircraft, availability of adequate facilities and infrastructure, delays in aircraft deliveries, and performance of new aircraft;

•	competition, consolidation, and alliances in the airline industry;

•	other economic, business, competitive, and/or regulatory factors affecting the business of AAG, generally; and

•	the other factors discussed in the section entitled “Risk Factors” beginning on page 44.

Forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways Group assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions, or changes in other factors affecting these forward-looking statements. There is no assurance that any of the risks described under the caption “Risk Factors” or that any of the uncertainties associated with the forward-looking statements discussed in this proxy statement/prospectus will occur, or, if any of them do, when they will occur or what impact they will have on AMR’s, US Airways Group’s, or AAG’s operations or financial condition. Future results and performance may differ materially from those expressed in forward-looking statements due to, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on forward-looking statements.

Stockholders should understand that the foregoing important factors, in addition to those discussed elsewhere in this proxy statement/prospectus or in the documents that are incorporated by reference by US Airways Group into this proxy statement/prospectus or attached hereto as annexes or filed as exhibits, could affect AMR’s, US Airways Group’s, or AAG’s future results and could cause results to differ materially from those expressed in the forward-looking statements.

THE US AIRWAYS GROUP ANNUAL MEETING

Purpose, Place, Date, and Time

US Airways Group is furnishing this proxy statement/prospectus to the stockholders of US Airways Group in connection with the solicitation by its board of directors of proxies to be voted at the 2013 Annual Meeting of Stockholders, and any adjournments or postponements of that meeting. The 2013 Annual Meeting of Stockholders will be held at the offices of Latham & Watkins LLP, located at 885 Third Avenue, New York, New York 10022, on Friday, July 12, 2013 at 9:00 a.m., local time, for the purposes set forth in the accompanying notice of the 2013 Annual Meeting of Stockholders.

The approximate date on which US Airways Group is first sending the notice of the 2013 Annual Meeting of Stockholders, this proxy statement/prospectus, and the accompanying proxy card to stockholders is June 11, 2013.

The 2013 Annual Meeting of Stockholders is being held to consider and vote on the following proposals:

•	Proposal 1: to adopt the Merger Agreement;

•	Proposal 2: to approve, on a non-binding, advisory basis, the Merger-related compensation of US Airways Group’s named executive officers;

•	Proposal 3: to approve the adjournment of the 2013 Annual Meeting of Stockholders, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement;

•	Proposal 4: to elect to the US Airways Group board of directors each of the nominees for director named in this proxy statement/prospectus;

•	Proposal 5: to ratify the appointment of KPMG LLP as US Airways Group’s independent registered public accounting firm for 2013; and

•	Proposal 6: to approve, on a non-binding, advisory basis, the compensation of US Airways Group’s named executive officers.

Record Date; Outstanding Shares; Stockholders Entitled to Vote

Stockholders of record at the close of business on the Record Date are entitled to receive notice of and to vote at the 2013 Annual Meeting of Stockholders and at any adjournments or postponement thereof. On the Record Date, there were 180,577,075 shares of US Airways Group’s common stock outstanding and eligible to be voted at the 2013 Annual Meeting of Stockholders. Each share of US Airways Group’s common stock entitles its owner to one vote on each matter submitted to the stockholders.

Quorum; Broker Non-Votes

The presence, in person or by proxy, of a majority of the outstanding shares of US Airways Group’s common stock is necessary to constitute a quorum at the 2013 Annual Meeting of Stockholders.

Under the rules of the NYSE, member firms that hold shares in “street name” for beneficial owners may, to the extent that those beneficial owners do not furnish voting instructions with respect to any or all proposals submitted for stockholder action, vote in their discretion upon proposals that are considered routine proposals under the NYSE rules. US Airways Group believes that Proposals 3 and 5 are routine, and Proposals 1, 2, 4, and 6 are non-discretionary. Member brokerage firms that do not receive instructions from their clients as to non-discretionary proposals cannot vote on the non-discretionary proposals. The return of a proxy card by a broker without voting on a non-discretionary proposal because the broker received no instruction from the stockholder is referred to herein as a “Broker Non-Vote.” Broker Non-Votes are considered in determining whether a quorum exists at the 2013 Annual Meeting of Stockholders.

Vote Required for Proposal 1: The Merger

The proposal to adopt the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding shares of US Airways Group common stock that are entitled to vote at the 2013 Annual Meeting of Stockholders, provided a quorum is present.

Abstentions are considered in determining the number of votes required to obtain the necessary majority vote for the proposal and, therefore, will have the same legal effect as voting against the proposal. Brokers do not have discretionary authority to vote on this proposal. Broker Non-Votes will have the same legal effect as a vote against the proposal.

In the vote to adopt the Merger Agreement, stockholders may:

•	vote for the adoption of the Merger Agreement;

•	vote against the adoption of the Merger Agreement; or

•	abstain from voting on the proposal.

The US Airways Group board of directors recommends that US Airways Group stockholders vote “FOR” the adoption of the Merger Agreement.

Vote Required for Proposal 2: Non-Binding Advisory Vote on the Merger-Related Compensation for Named Executive Officers

The proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to the named executive officers of US Airways Group in connection with the Merger requires the affirmative vote of holders of a majority of the shares of US Airways Group’s common stock represented, in person or by proxy, and entitled to vote at the 2013 Annual Meeting of Stockholders, provided a quorum is present.

Abstentions are considered in determining the number of votes required to obtain the necessary majority vote for the proposal and, therefore, will have the same legal effect as voting against the proposal. Brokers do not have discretionary authority to vote on this proposal. Broker Non-Votes will have no legal effect on the outcome of this proposal.

In the vote to approve, on a non-binding, advisory basis, the Merger-related compensation of US Airways Group’s named executive officers, stockholders may:

•	vote for the approval of the Merger-related compensation of US Airways Group’s named executive officers;

•	vote against approval of the Merger-related compensation of US Airways Group’s named executive officers; or

•	abstain from voting on the proposal.

The US Airways Group board of directors recommends that US Airways Group stockholders vote “FOR” the proposal to approve the Merger-related compensation of the US Airways Group named executive officers.

Vote Required for Proposal 3: Adjournment If Votes Are Insufficient to Adopt the Merger Agreement

The proposal to approve the adjournment of the 2013 Annual Meeting of Stockholders, if necessary, to solicit additional proxies, if there are not sufficient votes to adopt the Merger Agreement, requires the affirmative vote of holders of a majority of the shares of US Airways Group’s common stock represented, in person or by proxy, and entitled to vote at the 2013 Annual Meeting of Stockholders, whether or not a quorum is present.

Abstentions are considered in determining the number of votes required to obtain the necessary majority vote for the proposal and, therefore, will have the same legal effect as voting against the proposal. Brokers have discretionary authority to vote on this proposal; therefore, US Airways Group expects no Broker Non-Votes on this proposal.

In the vote to approve the adjournment of the 2013 Annual Meeting of Stockholders, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement, stockholders may:

•	vote for the approval of the adjournment of the 2013 Annual Meeting of Stockholders, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement;

•	vote against approval of the adjournment of the 2013 Annual Meeting of Stockholders, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement; or

•	abstain from voting on the proposal.

The US Airways Group board of directors recommends that US Airways Group stockholders vote “FOR” the proposal to adjourn the 2013 Annual Meeting of Stockholders, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement.

Vote Required for Proposal 4: Election of Directors

US Airways Group’s amended and restated bylaws provide for a majority voting standard for the election of directors in uncontested elections, which are generally defined as elections in which the number of nominees does not exceed the number of directors to be elected at the meeting. Under the majority voting standard, in uncontested elections of directors, such as this election, each director must be elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares represented in person or by proxy, and entitled to vote therefor at the 2013 Annual Meeting of Stockholders, provided a quorum is present.

A majority of the votes cast means that the number of votes cast “for” a nominee exceeds the number of votes cast “against” that nominee. Brokers do not have discretionary authority to vote on this proposal. Abstentions and Broker Non-Votes are not considered votes cast “for” or “against” a nominee’s election and therefore will have no legal effect in determining whether a nominee has received a majority of the votes cast.

In this election, an incumbent director nominee who does not receive the required number of votes for re-election is expected to tender his resignation to the board of directors in accordance with the policy adopted by the board of directors. The corporate governance and nominating committee of the board of directors (or other committee as directed by the board) will then make a determination as to whether to accept or reject the tendered resignation, generally within 90 days after certification of the election results of the stockholder vote. Following such determination, US Airways Group will publicly disclose the decision regarding any tendered resignation in a Current Report on Form 8-K filed with the SEC.

In the vote to elect two directors of US Airways Group in Class II to serve until the 2016 annual meeting of stockholders and until their respective successors have been duly elected and qualified, stockholders may, with respect to each nominee:

•	vote for the election of the nominee;

•	vote against the election of the nominee; or

•	abstain from voting on the election.

The US Airways Group board of directors recommends that US Airways Group stockholders vote “FOR” each of the nominees.

Vote Required for Proposal 5: Ratification of Appointment of Independent Registered Public Accounting Firm

The proposal to ratify the appointment of KPMG LLP as US Airways Group’s independent registered public accounting firm will require the affirmative vote of holders of a majority of the shares represented, in person or by proxy, and entitled to vote at the 2013 Annual Meeting of Stockholders, provided a quorum is present.

Abstentions are considered in determining the number of votes required to obtain the necessary majority vote for the proposal and, therefore, will have the same legal effect as voting against the proposal. Brokers have discretionary authority to vote on this proposal; therefore, US Airways Group expects no Broker Non-Votes on this proposal.

In the vote to ratify the appointment of KPMG LLP as US Airways Group’s independent registered public accounting firm, stockholders may:

•	vote for the ratification;

•	vote against the ratification; or

•	abstain from voting on the ratification.

The US Airways Group board of directors recommends that US Airways Group stockholders vote “FOR” the ratification of the appointment of US Airways Group’s independent registered public accounting firm.

Vote Required for Proposal 6: Non-Binding Advisory Vote to Approve the Compensation of Named Executive Officers

The proposal to approve, on a non-binding, advisory basis, the compensation of the named executive officers of US Airways Group as disclosed in this proxy statement/prospectus pursuant to the compensation disclosure rules of the SEC requires the affirmative vote of holders of a majority of the shares of US Airways Group’s common stock represented, in person or by proxy, and entitled to vote at the 2013 Annual Meeting of Stockholders, provided a quorum is present.

Abstentions are considered in determining the number of votes required to obtain the necessary majority vote for the proposal and, therefore, will have the same legal effect as voting against the proposal. Brokers do not have discretionary authority to vote on this proposal. Broker Non-Votes will have no legal effect on the outcome of this proposal.

In the vote to approve, on a non-binding, advisory basis, the compensation of US Airways Group’s named executive officers, stockholders may:

•	vote for the approval of the compensation of US Airways Group’s named executive officers;

•	vote against approval of the compensation of US Airways Group’s named executive officers; or

•	abstain from voting on the proposal.

The US Airways Group board of directors recommends that US Airways Group stockholders vote “FOR” the proposal to approve the compensation of the US Airways Group named executive officers.

Voting of Proxies

You should specify your choices with regard to each of the proposals by submitting a proxy for your shares by using the toll-free number or the website provided on your proxy card, if your proxy card includes instructions for using these quick, cost-effective, and easy methods for submitting proxies, or submitting a proxy in writing by filling out, signing, and dating your proxy card and mailing it in the prepaid envelope included with these proxy materials. If you submit a proxy by telephone or the website provided on your proxy card, please do not return your proxy card by mail. You will need to follow the instructions provided on your proxy card when you submit a proxy using any of these methods to make sure your shares will be voted at the 2013 Annual Meeting of Stockholders. You also may vote by submitting a ballot in person if you attend the 2013 Annual Meeting of Stockholders. However, we encourage you to submit a proxy by mail by completing your proxy card, by telephone, or over the Internet even if you plan to attend the 2013 Annual Meeting of Stockholders.

If you hold shares through a broker, bank, or other nominee, you may instruct your broker, bank, or other nominee to vote your shares by following the instructions that the broker, bank, or other nominee provides to you with these materials. Most brokers offer the ability for stockholders to submit voting instructions by mail by completing a voting instruction card, by telephone, and over the Internet. If you hold shares through a broker, bank, or other nominee and wish to vote your shares at the 2013 Annual Meeting of Stockholders, you must obtain a legal proxy from your broker, banker, or nominee and present it to the inspector of election with your ballot when you vote at the 2013 Annual Meeting of Stockholders.

All properly executed proxies received by US Airways Group in time to be voted at the 2013 Annual Meeting of Stockholders and not revoked will be voted at the 2013 Annual Meeting of Stockholders in accordance with the directions noted therein. In the absence of such instructions, the shares represented by a signed and dated proxy card will be voted:

•	“FOR” the adoption of the Merger Agreement;

•	“FOR” the approval, on a non-binding, advisory basis, of the Merger-related compensation of US Airways Group’s named executive officers;

•	“FOR” the election to the US Airways Group board of directors of each of the nominees for director named in this proxy statement/prospectus;

•	“FOR” the ratification of the appointment of KPMG LLP as US Airways Group’s independent registered public accounting firm for 2013; and

•	“FOR” the approval, on a non-binding, advisory basis, of the compensation of US Airways Group’s named executive officers.

If you return your signed and dated proxy card and indicate that you wish to vote “FOR” the proposal to adopt the Merger Agreement but do not indicate a choice on the proposal to authorize adjournment of the 2013 Annual Meeting of Stockholders, your shares will be voted “FOR” the proposal to authorize adjournment. However, if you indicate that you wish to vote “AGAINST” the proposal to adopt the Merger Agreement, your shares will only be voted “FOR” the proposal to authorize adjournment if you indicate that you wish to vote in favor of that proposal.

If any other matters properly come before the 2013 Annual Meeting of Stockholders, the persons named as proxies will vote upon those matters according to their judgment. The board of directors of US Airways Group knows of no other items of business that will be presented for consideration at the 2013 Annual Meeting of Stockholders other than those described in this proxy statement/prospectus. No stockholder proposals or nominations were received on a timely basis, pursuant to SEC Rule 14a-8 or US Airways Group’s amended and restated bylaws, that were not subsequently withdrawn. Accordingly, no such matters may be brought to a vote at the 2013 Annual Meeting of Stockholders.

Revocation of Proxies

Any stockholder delivering a proxy has the power to revoke it at any time before it is voted by:

•	giving notice of revocation to Caroline B. Ray, US Airways Group’s Corporate Secretary, at US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281 (by mail or overnight delivery);

•	executing and delivering to US Airways Group’s Corporate Secretary a proxy card relating to the same shares bearing a later date;

•	voting again prior to the time at which the Internet and telephone voting facilities close by following the procedures applicable to those methods of voting; or

•	voting in person at the 2013 Annual Meeting of Stockholders.

Please note, however, that under the NYSE rules, any beneficial owner of US Airways Group’s common stock whose shares are held in “street name” by a member brokerage firm may only revoke his or her proxy and vote his or her shares in person at the 2013 Annual Meeting of Stockholders in accordance with applicable NYSE rules and procedures, as employed by the beneficial owner’s brokerage firm. If you want to vote at the 2013 Annual Meeting of Stockholders, but your shares are held in “street name” by a broker, bank, or other nominee, you will need to obtain proof of ownership as of May 30, 2013 and a proxy to vote the shares from such broker, bank, or other nominee.

Solicitation of Proxies

In addition to soliciting proxies through the mail, US Airways Group may solicit proxies through its directors, officers, and employees in person and by email, telephone, or facsimile. US Airways Group may also request broker, bank, or other nominees to forward proxy materials to the beneficial owners of shares held of record by them. US Airways Group will pay all expenses incurred in connection with the solicitation of proxies. In addition, US Airways Group has retained MacKenzie Partners to assist in the solicitation for an estimated fee of $50,000. US Airways Group also agreed to reimburse MacKenzie Partners for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify MacKenzie against certain losses, costs, and expenses.

Inspector of Election

All votes at the 2013 Annual Meeting of Stockholders will be counted by Broadridge Investor Communication Solutions, Inc., the inspector of election. The inspector of election will separately tabulate affirmative and negative votes, abstentions, and Broker Non-Votes.

Electronic Delivery of Proxy Materials

All stockholders now have the option to register for and receive copies of US Airways Group’s future proxy statements, annual reports, and other stockholder materials electronically. All stockholders (record and “street name”) can save US Airways Group (and the environment) the cost of printing and mailing these documents by visiting US Airways Group’s website at www.usairways.com under “Company info”—“About US”—“Investor relations”—“Shareholder resources” and following the instructions on how to sign up for electronic delivery of future stockholder materials.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy materials, including annual reports, with respect to two or more stockholders sharing the same address by delivering a single copy of the documents addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies. In accordance with these rules, only one set of documents will be delivered to multiple stockholders sharing an address unless US Airways Group has received contrary instructions from one or more of the stockholders.

If, at any time, you no longer wish to participate in “householding” and would prefer to receive separate copies of the proxy materials, including annual reports, please notify your broker, direct your written request to Caroline B. Ray, Corporate Secretary, US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, or contact Caroline B. Ray at (480) 693-0800. Stockholders who currently receive multiple copies of such documents and would like to request “householding” of their communications should contact their brokers.

Voting by US Airways Group Directors and Executive Officers

As of the Record Date for the 2013 Annual Meeting of Stockholders, the directors and executive officers of US Airways Group, as a group, were entitled to vote 1,225,347 shares of US Airways Group common stock or less than 1% of the outstanding shares of US Airways Group common stock on that date. The affirmative vote of a majority of the aggregate voting power of the outstanding shares of US Airways Group common stock that are entitled to vote at the 2013 Annual Meeting of Stockholders is required to adopt the Merger Agreement. Each director and executive officer has indicated his or her present intention to vote, or cause to be voted, the shares of US Airways Group common stock owned by him or her “FOR” the adoption of the Merger Agreement.

Special Assistance with Attendance at the 2013 Annual Meeting of Stockholders

If you plan to attend the 2013 Annual Meeting of Stockholders and require special assistance, please contact Caroline Ray at (202) 326-5165 to request any listening or visual aid devices by June 28, 2013.

Recommendation of US Airways Group’s Board of Directors

The US Airways Group board of directors recommends that you vote:

•	“FOR” the adoption of the Merger Agreement;

•	“FOR” the approval, on a non-binding, advisory basis, of the Merger-related compensation of US Airways Group’s named executive officers;

•	“FOR” the approval of the adjournment of the 2013 Annual Meeting of Stockholders, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement;

•	“FOR” the election to the US Airways Group board of directors of each of the nominees for director named in this proxy statement/prospectus;

•	“FOR” the ratification of the appointment of KPMG LLP as US Airways Group’s independent registered public accounting firm for 2013; and

•	“FOR” the approval, on a non-binding, advisory basis, of the compensation of US Airways Group’s named executive officers.

The US Airways Group board of directors has determined that the Merger Agreement and the Merger are advisable and in the best interests of US Airways Group and its stockholders and has unanimously approved the Merger Agreement and the Merger.

PART II—THE MERGER AND THE COMBINED COMPANY

PROPOSAL 1: THE MERGER

US Airways Group and AMR have agreed to the business combination of US Airways Group and AMR pursuant to the Merger Agreement that is described in this proxy statement/prospectus. In the Merger, AMR Merger Sub, a wholly-owned subsidiary of AMR, will merge with and into US Airways Group, with US Airways Group surviving as a direct wholly-owned subsidiary of AMR. The Merger Agreement is attached as Annex A to this proxy statement/prospectus. US Airways Group encourages you to read carefully the Merger Agreement in its entirety, because it is the legal document that governs the Merger.

For a detailed discussion of the terms and conditions of the Merger, see the section entitled “The Merger Agreement” beginning on page 117. As discussed in the section entitled “The Merger—Recommendation of US Airways Group’s Board of Directors with Respect to the Merger Agreement and Its Reasons for the Merger” beginning on page 87, the US Airways Group board of directors has determined that the Merger and the Merger Agreement are advisable and in the best interests of US Airways Group and its stockholders and approved the Merger Agreement and the Merger. US Airways Group is asking its stockholders to adopt the Merger Agreement. The adoption of the Merger Agreement by US Airways Group stockholders is required to effect the Closing.

The US Airways Group board of directors recommends that US Airways Group stockholders vote “FOR” the adoption of the Merger Agreement.

THE MERGER

General

Each of the US Airways Group and AMR boards of directors has unanimously approved and declared advisable the Merger Agreement and the Merger.

Under the terms of the Merger Agreement, AMR Merger Sub, a wholly-owned subsidiary of AMR, will merge with and into US Airways Group, with US Airways Group surviving as a direct wholly-owned subsidiary of AMR. Immediately following the Closing, AMR will change its name to American Airlines Group Inc., which will be the name of the combined company following the Closing. At the Effective Time and as a result of the Merger, each share of US Airways Group common stock will be converted into the right to receive one share of common stock of AAG, on the terms provided in the Merger Agreement and as further described below under the section entitled “The Merger Agreement—The Merger Consideration and the Plan Shares” beginning on page  119.

Background of the Merger

On November 29, 2011, AMR and certain of its direct and indirect domestic subsidiaries, including American, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. AMR’s filing was the culmination of more than a decade of upheaval in the airline industry, from the terrible events of September 11, 2001 to the global financial crisis of 2008-2009.

The last decade has seen numerous U.S. airlines reorganize under Chapter 11 in order to reduce costs and restructure their balance sheets and operations. That period has also seen significant consolidation in the airline industry, including the mergers of US Airways and America West, Delta and Northwest, United and Continental, and Southwest and AirTran. The confluence of restructuring and consolidation has rapidly transformed the airline industry.

For a number of years prior to AMR’s Chapter 11 filing, the boards of directors and senior management teams of both AMR and US Airways Group have held the view that a combination with another airline would be beneficial to their respective businesses. In furtherance of this long-held view, periodically, each company’s senior management internally reviewed and evaluated potential strategic alternatives and possible business combination transactions, including a combination of AMR and US Airways Group, and discussed their views with their respective boards, and over the last several years, both AMR and US Airways Group have pursued merger opportunities. During this time, AMR and US Airways Group each engaged separately in discussions with several airlines concerning a possible combination, but none of these discussions resulted in a transaction.

To that end, on April 14, 2011, at the regularly scheduled meeting of the US Airways Group board, senior management of US Airways Group presented an analysis of a potential combination with AMR. Following a discussion, the US Airways Group board instructed management to continue its evaluation of that potential combination, which management did throughout the remainder of 2011.

On September 7, 2011, Thomas W. Horton, then president of AMR, approached W. Douglas Parker, US Airways Group’s chairman and CEO, at an industry event. Mr. Horton explained that AMR had recently completed the then-largest ever order of new aircraft and that, upon entering into new labor agreements, AMR might soon be positioned to engage in discussions about strategic alternatives, including a combination with US Airways Group. Mr. Parker agreed that a combination of the two airlines could be beneficial to both parties, and that the two should speak again after AMR had secured new labor agreements.

In an October 2011 telephone conversation, Mr. Gerard J. Arpey, then AMR’s chairman and CEO, told Mr. Parker that he was aware of the earlier discussion between Mr. Horton and Mr. Parker. Mr. Arpey said that once AMR had achieved new labor contracts, he would be open to discussing potential strategic transactions.

However, he encouraged Mr. Parker to consider the possibility of US Airways departing the Star Alliance and becoming a member of the oneworld® alliance as an initial step, but one that might result in a larger transaction sometime in the future.

On November 29, 2011, and after exhaustive attempts to reach consensual agreements with its labor unions and otherwise bring its labor costs in line with those of its competitors, AMR and certain of its domestic subsidiaries filed for relief under Chapter 11. That day, Mr. Horton, who had been elected chairman and CEO of AMR on the eve of AMR’s Chapter 11 filing, reached out to other senior airline executives, including Mr. Parker, to alert them to AMR’s filing.

On December 21, 2011, Mr. Parker called Mr. Horton and asked if he and members of his management team could meet with Mr. Horton to discuss a potential combination. Mr. Horton said to Mr. Parker that while he believed a combination could be beneficial to both companies and that he was always willing to talk, AMR and its board of directors were completely focused on completing the company’s restructuring.

On January 12, 2012, Mr. Parker called Mr. Horton to inform him that US Airways Group had engaged Millstein & Co. (a financial advisory firm with restructuring expertise), Barclays, and Latham & Watkins LLP to assist it in connection with an evaluation of options related to AMR’s Chapter 11 filing. Mr. Horton thanked Mr. Parker for the call but reaffirmed that AMR was completely focused on completing its restructuring.

On January 19, 2012, at a regularly scheduled meeting of the US Airways Group board, Mr. Parker made a presentation on the impact of consolidation in the airline industry and provided additional background on a potential combination transaction with AMR.

In early February 2012, Mr. Horton called Mr. Parker. Mr. Horton said he understood that representatives of US Airways Group had begun reaching out to AMR’s stakeholders regarding a potential transaction. Mr. Horton said that such discussions were best left until after AMR had completed its restructuring.

On February 14, 2012, Mr. Parker provided an update to the US Airways Group board with respect to the evaluation of a potential combination transaction with AMR, including his recent conversation with Mr. Horton.

On March 9, 2012, representatives of US Airways Group and its advisers met with the legal and financial advisers retained by the UCC (the “UCC’s Advisers”) to discuss the benefits of a combination of AMR and US Airways Group, and to present preliminary estimates of revenue and cost synergies and one-time transition costs associated with a potential transaction.

On March 30, 2012, the US Airways Group board again met to discuss a potential merger with AMR. At the meeting, senior management reviewed recent developments, including the meeting with the UCC’s Advisers. Senior management also presented the strategic rationale for a combination with AMR, and discussed their assessment of AMR’s other strategic alternatives. In addition, preliminary estimates of revenue and cost synergies and one-time transition costs were reviewed. Advisers to US Airways Group also reviewed the status of the Chapter 11 Cases, including the filing of Section 1113 motions by AMR to reject its CBAs, and likely next steps in the Chapter 11 Cases. Senior management discussed potential next steps, which included engaging in discussions with representatives for AMR’s principal labor unions and continuing discussions with the UCC’s Advisers.

In early April 2012, US Airways Group commenced discussions with the Allied Pilots Association (“APA”), the Association of Professional Flight Attendants (“APFA”), and the Transport Workers Union of America (“TWU”) on the terms of a conditional labor agreement (“CLA”), which would become effective only upon a business combination of US Airways Group and AMR while AMR was in Chapter 11.

On April 6, 2012, the US Airways Group board met and received updates on the discussions with representatives of AMR’s principal labor unions and of upcoming discussions with the UCC’s Advisers. In addition, US Airways Group’s financial advisers presented a preliminary financial analysis of a potential combination transaction, including preliminary relative valuations of AMR and US Airways Group.

On April 9, 2012, the financial advisers to US Airways Group met with the UCC’s Advisers to discuss a potential merger between AMR and US Airways Group, review preliminary relative valuation analyses, and review the status of discussions between US Airways Group and representatives of AMR’s principal labor unions.

At a regularly scheduled meeting on April 12, 2012, the US Airways Group board received an update on the status of discussions relating to a potential merger. US Airways Group’s legal counsel reviewed with the directors their fiduciary duties and other legal matters in connection with considering a potential combination transaction with AMR. Senior management reviewed with the directors the status of discussions with the representatives of AMR’s principal labor unions, the terms of potential CLAs with each of those unions, and the effects of the CLAs on revenue and cost synergies and labor cost estimates in connection with a potential combination. Following the presentation and discussion, US Airways Group’s board authorized management to enter into the CLAs. Advisers to US Airways Group then reviewed with the board (i) their prior discussions with the UCC’s Advisers, (ii) revised preliminary valuation analysis materials, and (iii) the terms of a potential merger proposal to AMR.

On April 16, 2012, representatives of AMR and the UCC Advisors met to further discuss whether to explore strategic alternatives. Thereafter, the parties began discussions regarding the terms of the Protocol (as described below).

On April 20, 2012, Mr. Parker called Mr. Horton to advise him that US Airways Group would be sending AMR a non-binding indication of interest containing the terms of a proposed merger (the “April 20 Indication of Interest”). The April 20 Indication of Interest contemplated AMR’s unsecured creditors receiving 49.9% of the common stock of the combined company and $1.5 billion of new senior unsecured debt obligations of the combined company and that US Airways Group equity holders would retain 50.1% of the common stock of the combined company. US Airways Group’s management and advisers estimated, based on then available information, that the consideration offered to AMR’s unsecured creditors represented 67% of the value of the combined company but US Airways did not provide that estimate in the April 20 Indication of Interest and had no discussions with AMR or its advisers on the April 20 Indication of Interest. The April 20 Indication of Interest also proposed that the combined company would fly under the American Airlines® brand and would be headquartered in Fort Worth, Texas. Mr. Parker also advised Mr. Horton that US Airways Group had signed the CLAs with APA, APFA, and TWU. Mr. Horton reiterated AMR’s focus on its restructuring, but stated that AMR would review the April 20 Indication of Interest. APA, APFA, TWU, and US Airways Group publicly announced these CLAs the same day, and US Airways Group provided the April 20 Indication of Interest to the UCC’s Advisers. Later that day, Mr. Horton discussed with the AMR board the April 20 Indication of Interest and the substance of his conversation with Mr. Parker.

Effective May 1, 2012, AMR and the UCC entered into a Joint Exploration and Protocol Agreement with respect to exploring consolidation opportunities on a collaborative basis through December 28, 2012 (the “Protocol”). The Protocol also provided that prior to December 1, 2012, AMR would not file a plan of reorganization without the support of the UCC. AMR and the UCC’s Advisers agreed that it was important that AMR continue to develop an independent plan of emergence against which other alternatives could be evaluated.

On May 15 and 16, 2012, AMR’s board, together with management and AMR’s legal counsel and financial advisers, Weil, Gotshal & Manges LLP and Rothschild Inc., respectively, further considered the April 20 Indication of Interest. AMR’s management noted that AMR’s creditors would only receive the benefit of 49.9% of any synergies produced by a combination based on the April 20 Indication of Interest, and that the proposal valued AMR at less than the value indicated by AMR’s independent emergence plan as then formulated. Accordingly, AMR’s board determined that the April 20 Indication of Interest did not merit further discussion. However, Mr. Horton explained that at a significantly different equity split a combination with US Airways Group could be attractive to AMR and its stakeholders.

On June 14, 2012, at a regularly scheduled meeting, the US Airways Group board received an update on a potential transaction with AMR from management and US Airways Group’s advisers. The update included a review of the Chapter 11 Cases, including efforts by AMR to reach consensual CBAs with its principal labor unions, and a discussion of the view that the Section 1113 process would need to be completed and consensual CBAs reached before progress could be made on a merger. US Airways Group’s financial advisers also presented an updated valuation analysis to the board.

On July 10, 2012, AMR announced that, in cooperation with the UCC, it would begin a review of strategic alternatives, including a potential merger.

Also on July 10, 2012, Mr. Horton and other senior members of AMR’s management team made a presentation to the UCC regarding AMR’s independent emergence plan, its process to consider strategic alternatives, and the relative merits of a potential combination with various airlines, including US Airways Group. Mr. Horton explained to the UCC that both he and AMR had long been a proponent of industry consolidation, and that AMR had been evaluating strategic alternatives, including possible combination transactions with a number of airlines. Mr. Horton reiterated that the April 20 Indication of Interest was insufficient and that the economics of a potential transaction must reflect the relative size, value, and prospects of each company, and that any potential transaction would need to be measured against AMR’s independent plan of emergence and/or other strategic alternatives. AMR’s board received an update of this meeting later the same day.

On July 16, 2012, after AMR had announced publicly that it would begin a review of strategic alternatives, including a potential merger, US Airways Group purchased in an open market transaction $1 million principal amount of AMR’s 6.25% senior convertible notes in order to assure that US Airways Group had legal standing in the Chapter 11 Cases.

On July 17, 2012, AMR’s board received a further update on the July 10, 2012 UCC meeting. Mr. Horton reviewed the various options available to AMR, including a potential transaction with US Airways Group, and discussed the risks attendant to any potential transaction. Mr. Horton also advised that he believed the time had come to begin negotiating non-disclosure agreements with interested strategic partners so that alternatives could be properly pursued.

On July 19, 2012, at Mr. Horton’s request, Mr. Horton and Mr. Parker met to discuss matters regarding AMR’s Chapter 11 emergence process, including the prospect of a potential combination with US Airways Group. Mr. Horton informed Mr. Parker that on his recommendation the AMR board had authorized the establishment of a process to consider AMR’s strategic alternatives, including exploring a possible combination with a number of airlines, among them US Airways Group, and that the alternatives would be measured against AMR’s independent emergence plan. Mr. Horton also advised that a form of non-disclosure agreement would soon be made available to US Airways Group.

Effective July 19, 2012, AMR and the UCC entered into a Joint Protocol Side Letter Agreement, which modified and amended the Protocol and provided (i) the form of non-disclosure agreement to be provided by AMR to potential counterparties, including US Airways Group, and (ii) additional details regarding the participation by the UCC in AMR’s process to identify and pursue strategic alternatives (the “Side Letter”). The Side Letter was thereafter amended from time to time, among other things, to extend the joint collaboration period and the date prior to which AMR would not file a plan of reorganization without the support of the UCC.

Throughout July and August 2012, in addition to discussions with US Airways Group, AMR and its financial advisers approached several other airlines to gauge their interest in a strategic combination. As a result of such conversations, in addition to US Airways Group, one other airline signed a non-disclosure agreement with AMR. Following review of these two alternatives, AMR elected to enter into negotiations with US Airways Group. AMR also had discussions with potential financial investors with experience in the airline industry to gauge their interest in financially supporting an independent plan of emergence or other investment. AMR’s board was periodically apprised of the status of these potential alternatives.

On July 24, 2012, US Airways Group’s board met and received an update on the potential merger, including AMR’s recent announcement of its process to review strategic alternatives, and the likely terms of a non-disclosure agreement US Airways Group would be asked to enter into.

On July 27, 2012, AMR provided drafts of proposed mutual non-disclosure agreements to US Airways Group. During August 2012, AMR and US Airways Group engaged in negotiations regarding the terms of these agreements, and the US Airways Group board met on each of August 2, 2012 and August 30, 2012 to discuss the terms of the proposed mutual non-disclosure agreements and related matters.

On August 30, 2012, AMR and US Airways Group publicly announced that they had executed mutual non-disclosure agreements in order to share information and explore a potential transaction (the “NDAs”). The NDAs were thereafter amended from time to time to permit certain disclosure to additional third parties and to extend the termination date contained therein.

Throughout September and October of 2012, senior management from AMR and US Airways Group and their respective advisers engaged in substantial due diligence, both in person and telephonically, including analysis of the companies’ respective internal business plans and financial forecasts, and the potential revenue and cost synergies, one-time transition costs, operational and integration risks, including labor costs, and legal structuring. The parties spent significant time and effort attempting to understand and reconcile material differences in their respective assumptions and projection methodologies for potential revenue and cost synergies, one-time transition costs, and labor costs in connection with a proposed merger. The companies and their advisers also considered the operation of the CLAs and other labor integration issues. The UCC’s Advisers actively participated in these meetings, which they continued to do throughout the exploration and negotiation of a potential transaction.

On September 13, 2012, US Airways Group’s board received updates from management and US Airways Group’s advisers on the due diligence efforts taking place in connection with a potential merger.

On September 18 and 19, 2012, AMR’s board met to review the status of discussions with US Airways Group and AMR’s progress in its restructuring, including the development of AMR’s independent emergence plan. Mr. Horton discussed the opportunities and challenges attendant to a potential merger, and advised that while he could not recommend a transaction based on the terms contained in the April 20 Indication of Interest, a merger based on more favorable economic terms, and with an arrangement that mitigated potential labor costs and risks, could create meaningful value for AMR’s stakeholders.

On October 11, 2012, AMR’s board convened telephonically to receive updates on the status of discussions with US Airways Group.

On October 15, 2012, US Airways Group’s board received further updates on the due diligence efforts in connection with a potential merger.

On October 17, 2012, AMR’s board again convened telephonically to receive updates on the status of discussions with US Airways Group.

On October 22, 2012, AMR provided a draft merger agreement to US Airways Group to serve as a basis for any merger proposal to be made by them.

On each of October 24, 2012 and November 1, 2012, the board of directors of US Airways Group met to consider the terms and conditions of a merger proposal to be made to AMR. During the course of these meetings, the advisers to US Airways Group made presentations on the terms and conditions of the proposal, including the merger agreement, the fiduciary duties of the board in connection with a potential combination transaction, a financial analysis with respect to relative valuation of AMR and US Airways Group and other matters related to the proposal, including the significant improvement in macro-economic factors affecting the airline industry, since the the April 2012 Indication of Interest. At the conclusion of the November 1, 2012 meeting, the board of directors authorized management to make a proposal. While AMR had invited a proposal based on the draft merger agreement it had provided (which draft did not suggest any equity split), the determination to make a proposal and the terms thereof were formulated by US Airways Group. The proposal formulated by US Airways Group (the “November Proposal”) contemplated, among other things, an allocation of equity in the combined company (the “Equity Split”) whereby AMR’s stakeholders would receive 70% of the equity of the combined company, but no senior unsecured debt as contemplated by the April 20 Indication of Interest, and US Airways Group’s stockholders would own the remaining 30% of the combined company’s equity. This Equity Split was subject to a number of conditions, including a limitation on AMR’s secured debt at emergence and the elimination in the Chapter 11 Cases of AMR’s liability for other post-employment benefits (“OPEB”). The November Proposal also provided that the combined company would retain the American Airlines® brand and would have its headquarters in Fort Worth, Texas. The November Proposal provided that Mr. Parker would be chairman of the board and CEO of the combined company, which would have an 11 member board, of which US Airways Group would designate 5 of the directors.

On November 2, 2012, Mr. Parker contacted Mr. Horton to present the November Proposal.

AMR’s board reviewed the November Proposal later that day. Notwithstanding its conclusion that the terms of the November Proposal were still insufficient and that the attendant labor uncertainty created unacceptable risk, at Mr. Horton’s urging the AMR board decided it was prudent to continue pursuing a potential transaction with US Airways Group, but to set aside any discussions about management or board composition until other aspects of a transaction were resolved.

On November 9, 2012, Mr. Horton and other senior members of AMR’s management team met with the advisers to the Ad Hoc Group of AMR Corporation Creditors, consisting of substantial prepetition unsecured creditors of the Debtors (the “Ad Hoc Committee”) to discuss a potential merger with US Airways Group. Consistent with his recommendation to the AMR board, Mr. Horton told this group that on the right terms a merger with US Airways Group could create meaningful value for AMR’s stakeholders.

On November 10, 2012, AMR’s board received presentations from AMR’s senior management, financial advisers, and legal counsel regarding the November Proposal. Mr. Horton provided AMR’s board with a report on the status of discussions and negotiations between AMR and US Airways Group. AMR’s board also received updates on preliminary estimates of potential revenue and cost synergies, one-time transition costs, and potential labor costs. At the conclusion of this meeting, and on Mr. Horton’s recommendation, AMR’s board expressed its general support for a potential transaction, but instructed Mr. Horton to inform Mr. Parker that uncertainty surrounding the combined company’s labor costs rendered it difficult to determine the right Equity Split, which AMR’s board believed needed to be in excess of 80%, and that these matters had to be addressed if discussions were to continue.

On November 12, 2012, representatives from AMR and US Airways Group met to discuss the potential merger and related labor matters. At the conclusion of these meetings, AMR’s advisers communicated that AMR believed that a merger with US Airways Group could create meaningful value and should be pursued, but that agreement needed to be reached on the Equity Split and that efforts should be made to reduce the uncertainty of labor costs for the combined company. The parties agreed to form the labor transition working group composed of representatives of AMR, US Airways Group, and the UCC’s Advisers to better understand the operation of the CLAs and to provide greater certainty regarding the labor costs of a combined company. The parties also discussed extending the term of the NDAs to allow those efforts to take place.

On November 13, 2012, senior executives of US Airways Group and its advisers met with advisers to the Ad Hoc Committee and gave presentations and engaged in discussions on the strategic rationale for a merger with AMR, the network advantages of the proposed combination, preliminary estimates of synergies and one-time transition costs, US Airways Group’s assessment of AMR’s independent emergence plan, valuation metrics, the terms of the November Proposal, and other matters.

Later that day, senior executives of US Airways Group and its advisers met with the UCC. Mr. Parker and Scott Kirby, the President of US Airways Group, and certain of US Airways Group’s advisers gave presentations on the strategic rationale for a merger with AMR, the network advantages of the proposed combination, preliminary estimates of synergies and one-time transition costs, US Airways Group’s assessment of AMR’s independent emergence plan, valuation metrics, the terms of the November Proposal, and other matters.

On November 14, 2012, Mr. Horton met with the UCC and advised that the proposed Equity Split for AMR’s stakeholders was insufficient and did not reflect the relative value contribution of each company, and that labor risks, including the magnitude of potential labor costs, needed to be adequately addressed. Mr. Horton also restated his position that, on the right terms, and subject to a satisfactory mitigation of labor risks, including the magnitude of labor costs, a merger with US Airways Group could create meaningful value for AMR’s stakeholders.

Later on November 14, 2012, Mr. Horton called Mr. Parker to indicate that the AMR board had expressed its general support for the transaction. He explained, however, that AMR’s share of the Equity Split likely needed to be above 80%, and that the uncertainty surrounding the combined company’s labor costs needed to be mitigated.

On November 15, 2012, at a regularly scheduled meeting, the US Airways Group board reviewed the status of discussions between US Airways Group and AMR, and AMR’s response to the November Proposal. The board also discussed management’s concerns regarding AMR’s proposal to extend the NDAs beyond the then scheduled November 30 expiry. After updates by senior executives of US Airways Group and its advisers, and discussion, the board informed senior management that given AMR’s views of an appropriate Equity Split, as expressed in Mr. Horton’s November 14, 2012 call to Mr. Parker, the board did not support amending the NDAs as proposed by AMR and the UCC’s Advisers. In addition, the board instructed management to inform AMR’s advisers that if the AMR board’s view of an appropriate Equity Split was as communicated by Mr. Horton, then it was not productive to continue discussions.

At a meeting on November 16, 2012, Mr. Horton communicated to AMR’s board the substance of the November 14, 2012 UCC meeting and his subsequent call with Mr. Parker.

Between November 16, 2012 and November 25, 2012, a series of conversations between advisers to AMR, US Airways Group, and the UCC occurred, which focused primarily on AMR’s views of an appropriate Equity Split and whether there was a basis upon which discussions between AMR and US Airways Group could continue.

On November 25, 2012, Mr. Horton phoned Mr. Parker and suggested that further discussions between the companies’ advisers regarding the proposed Equity Split should be deferred. Mr. Horton further advised that while he believed there was likely a solution somewhere between the two parties’ respective positions on the Equity Split, it was not possible for AMR to reach a final conclusion on the Equity Split without first mitigating the potential labor costs and risks attendant to a potential merger. Mr. Parker agreed that the two parties should address the labor issues and make progress on negotiating the merger agreement prior to revisiting the Equity Split.

On November 27, 2012, AMR’s board received presentations and engaged in discussions on various topics, including an update on the status of the discussions and negotiations between AMR and US Airways Group and Mr. Horton’s November 25, 2012 conversation with Mr. Parker. In addition, AMR’s advisers explained that, dependent on AMR’s share of the Equity Split and subject to satisfactory mitigation of labor costs and risks, the proposed merger could likely result in a recovery for AMR’s equity holders.

On November 28, 2012, US Airways Group’s board met and received a summary of events since its last meeting. Senior management and advisers to US Airways Group described a series of conversations that had taken place since the last board meeting, including the November 25, 2012 conversation between Messrs. Horton and Parker. Following a discussion of those conversations and other matters, senior management recommended that US Airways Group amend the NDAs and undertake efforts to provide greater certainty regarding the labor costs of a combined company. The board concurred, and AMR and US Airways Group signed the NDA extensions on November 29.

On December 4, 2012, Mr. Horton met with the UCC regarding the status of the merger.

Commencing on December 4, 2012 and continuing through January 2013, the labor transition working group engaged in negotiations with the APA and the US Airline Pilots Association (“USAPA”) aimed at reconciling the terms of the pilot CLA and the new American CBA, and minimizing the potential labor risks and costs typically associated with airline mergers and the integration of employee work groups. As a result of those discussions, on December 29, 2012, American and US Airways announced a four-party memorandum of understanding (“MOU”) with APA and USAPA that includes support for the Merger.

The labor transition working group also engaged in discussions with the TWU and APFA during December 2012 and January 2013 in an effort to further mitigate potential labor risks and costs associated with a merger as to the work groups represented by those unions. Those discussions resulted in a tri-party MOU among American, US Airways, and TWU, along with a related letter agreement between US Airways and APFA, both of which include support for the Merger. Separately, US Airways entered into a new CBA with the Association of Flight Attendants-CWA (the “AFA”) that includes support for the Merger. Additional discussions with work groups of each company are underway in the ordinary course of business or in connection with planning for integration of the unionized workforces of American and US Airways following the Merger. However, the Closing is not contingent upon reaching any agreement with any of the work groups of American or US Airways.

On December 19, 2012, AMR provided US Airways Group with an update to its internal business plan and financial forecast, which the companies used to refine their financial projections.

On December 31, 2012, the US Airways Group board met to receive an update on the potential merger, including the progress in discussions regarding labor matters. The board also discussed a potential meeting with members of the Ad Hoc Committee and the expected changes to the negotiation process assuming that the Ad Hoc Committee became directly involved in the process.

On January 8, 2013, Mr. Horton met with certain members of the Ad Hoc Committee to discuss AMR’s restructuring and a summary of its review of a potential merger with US Airways Group. Mr. Horton explained AMR’s process, and advised that he continued to believe that a merger with US Airways Group could create significant value for AMR’s stakeholders.

On January 9, 2013, AMR’s board received further updates on the status of discussions regarding the proposed merger with US Airways Group, including an updated comparison of the value proposition for AMR’s stakeholders of an independent emergence plan versus the proposed merger, and a review of the material terms of the draft merger agreement.

On January 10, 2013, representatives of US Airways Group’s senior management and its financial advisers made a presentation to certain members of the Ad Hoc Committee, which included the strategic rationale for a merger with AMR, preliminary estimates of revenue and cost synergies, one-time transition costs, labor integration plans, and the terms of the November Proposal.

On January 15, 2013, Mr. Horton and AMR’s financial advisers made another presentation to certain members of the Ad Hoc Committee regarding the economic terms of the proposed transaction. The assembled group expressed their support for a merger with US Airways Group, indicating that they did not want disagreement over US Airways Group’s proposed 70/30 Equity Split to impede reaching agreement on a transaction but that they supported Mr. Horton’s efforts to improve the economics for AMR and its stakeholders.

Also on January 15, 2013, Mr. Parker and counsel to the UCC regarding the Chapter 11 Cases, Skadden, Arps, Slate, Meagher & Flom LLP (the “UCC’s Legal Adviser”), engaged in discussions regarding the terms of the merger, including the merger consideration and governance arrangements.

On January 16, 2013, Mr. Horton communicated the substance of his January 15 meeting with the Ad Hoc Committee to the AMR board, where he again indicated his belief that a merger with US Airways Group would be beneficial to AMR’s stakeholders at the appropriate Equity Split.

On January 17, 2013, at a regularly scheduled meeting, the US Airways Group board received an update on the potential merger. US Airways Group senior management reviewed the status of discussions, potential financing alternatives with respect to US Airways Group’s existing debt, the development of retention plans for non-union employees who did not have existing change of control agreements, and considerations for a communications plan to be implemented upon announcement of a merger with AMR. Also at this meeting, advisers to US Airways Group provided a financial analysis of elements of a potential transaction, a summary of antitrust and regulatory considerations, a review of the merger agreement and the status of negotiations, an outline of the likely Chapter 11 process if a transaction were to be entered into, a review of the due diligence process with respect to AMR, and a discussion of a potential shareholder rights plan designed to protect the net operating loss position for federal income tax purposes of the combined company in the event of a transaction.

On January 23, 2013, Mr. Horton and AMR’s financial advisers again met with a group of Ad Hoc Creditors to review the proposed terms of the merger.

On January 24, 2013, Mr. Horton and Mr. Parker again met. Mr. Horton and Mr. Parker discussed the proposed Equity Split and governance arrangements for a combined company. At this meeting, Mr. Parker reiterated the key terms of the November Proposal, including a 70/30 Equity Split. Mr. Horton again expressed AMR’s view that this proposed Equity Split was insufficient. Mr. Horton also informed Mr. Parker that, assuming a transaction, while he would support Mr. Parker as CEO of the combined company, the AMR board believed that the continued involvement of senior AMR executives and managers, including Mr. Horton as chairman of the combined company’s board, was important.

Mr. Horton and Mr. Parker also discussed the synergies and one-time transition costs that were likely to result from a transaction and concluded that it was reasonable to expect the proposed merger would generate more than $1 billion in annual net synergies by 2015, and that a combined company would likely incur approximately $1.2 billion in one-time transition costs.

On January 25, 2013, the US Airways Group board met to receive an update on the status of discussions. In the course of this meeting, senior management and the advisers to US Airways Group provided an overview of the status of the negotiations, including Mr. Parker’s January 24 meeting with Mr. Horton. Following the overview, the board discussed the status of negotiations and provided guidance to senior management as to future negotiations.

On January 27, 2013, by arrangement of Mr. Horton, Mr. Armando Codina, AMR’s lead independent director, and Mr. Parker met to discuss the potential merger. Mr. Codina repeated the AMR board’s belief that consolidation could benefit AMR and US Airways Group, subject to the resolution of three matters. First, Mr. Codina informed Mr. Parker that US Airways Group would need to improve upon the 70/30 Equity Split in order to receive the support of the AMR board for the merger. Second, Mr. Codina advised that it was of paramount importance to AMR’s board that the AMR’s existing equity receive a recovery in the Chapter 11 Cases. Mr. Codina acknowledged that AMR would need to resolve this matter with its creditors, but noted that an improved Equity Split would facilitate that resolution. Finally, Mr. Codina explained that the combined company needed a management structure that maximized the likelihood of full realization of the Expected Synergies and a board composition that more closely reflected the relative ownerships of AMR’s stakeholders and US Airways Group’s stockholders.

On January 28, 2013, Mr. Horton and Mr. Parker had discussions on the merger’s proposed Equity Split and governance arrangements. At the end of those discussions, Mr. Parker informed Mr. Horton that US Airways Group was prepared to increase the Equity Split to 72/28, subject to all the other terms of the November Proposal, including that AMR’s OPEB liability would be extinguished as part of the Chapter 11 Cases, and that US Airways Group was prepared to consider board composition of the combined company that more closely reflected the relative ownership of AMR’s stakeholders and US Airways Group’s stockholders. The parties ultimately agreed that directors on the board of the combined company be allocated so that AMR would designate three members (including Mr. Horton), the UCC would designate five members, and US Airways Group’s would designate four members (including Mr. Parker).

AMR’s board also met on January 28, 2013 to review the status of the discussions and negotiations, including Mr. Horton’s and Mr. Codina’s meetings with Mr. Parker, the new proposed Equity Split and potential governance arrangements.

On January 29 and 30, 2013, AMR and US Airways Group, along with their respective financial advisers and legal counsel, together with UCC’s Advisers, met to further discuss and negotiate the merger agreement and conduct due diligence on AMR’s OPEB liability and its treatment in the Chapter 11 Cases. Thereafter, and through February 13, 2013, legal counsel for AMR and US Airways Group continued to exchange drafts of the merger agreement and engage in periodic telephonic discussions and negotiations.

On January 31, 2013, Mr. Parker and the UCC’s Legal Adviser discussed the proposed governance structure of the combined company, and these parties then met in person on February 5, 2013 to continue these discussions.

On February 4, 2013, Mr. Parker called Mr. Codina and discussed the economic and governance terms of the potential merger. Mr. Parker informed Mr. Codina that US Airways Group was prepared to eliminate the requirement that AMR’s OPEB liabilities be extinguished as part of the Chapter 11 Cases, subject to reaching agreement on the Equity Split. Mr. Codina responded that under these circumstances, and while he was not speaking for AMR or the AMR board, he was prepared to support the merger if the Equity Split remained at 72/28. Mr. Parker and Mr. Codina also discussed Mr. Horton being chairman of the board of the combined company for limited period of time following the closing of the merger.

On February 5, 2013, Mr. Parker called Mr. Horton to communicate the terms upon which US Airways Group was prepared to proceed with the transaction, and advised that US Airways Group’s January 28, 2013 proposed 72/28 Equity Split would no longer be subject to AMR’s elimination of the OPEB liabilities in Chapter 11. Later that day, Mr. Parker emailed Mr. Horton to confirm these proposed economics. Mr. Parker also proposed that Mr. Horton be chairman of the board of the combined company, and that he serve in such role until the first annual meeting, at which point Mr. Parker would be elected chairman and continue as CEO.

Mr. Horton responded to Mr. Parker’s February 5 communications in an email sent on February 6, 2013. Mr. Horton explained that AMR had moved from its initial proposed 80/20 Equity Split to a 75/25 Equity Split, but nevertheless he would convey Mr. Parker’s new proposal to AMR’s board. With respect to governance, Mr. Horton expressed his general agreement with Mr. Parker’s proposal but reiterated that AMR board’s primary concern was a governance structure that was most likely to ensure a successful integration and a full realization of the Expected Synergies. Mr. Horton reminded Mr. Parker that AMR’s board still wanted assurance that the combined company’s management would be drawn from the “best of the best” of each company, and that he and Mr. Parker would be jointly involved in selecting senior executives for the combined company.

On February 7, 2013, Mr. Parker responded to Mr. Horton’s February 6 email, informing Mr. Horton that he would consult with him in the selection of the management team for the combined company.

On February 11, 2013, Mr. Horton together with members of the AMR management team, and Messrs. Parker and Kirby, met with the UCC as part of the UCC’s deliberation of the potential transaction, which the UCC voted to support on February 13.

On February 12, 2013, Mr. Horton and Mr. Parker met to finalize the proposed governance arrangements, and agreed that Mr. Parker would serve as CEO of the combined company and would select the management team of the combined company, consulting with Mr. Horton, and Mr. Horton would serve as chairman until the earlier of (i) one year from the Closing and (ii) the combined company’s first annual meeting, at which time Mr. Parker would become chairman.

On the afternoon of February 13, 2013, AMR’s management, financial advisers, and legal counsel made presentations to AMR’s board regarding the Merger, including that AMR’s stakeholders would be entitled to 72% of the diluted equity of the combined company and thus receive the benefit of 72% of the Expected Synergies.

At this meeting, after Mr. Horton recommended that the AMR board support the Merger, Mr. Parker was asked to address AMR’s board. Mr. Parker expressed his excitement and enthusiasm for the Merger, praised AMR’s brand, heritage, and people, and affirmed his belief that consolidation would position the combined company to compete effectively with United and Delta. In response to questions, Mr. Parker also briefly reviewed his preliminary views on integration of AMR and US Airways Group, including his intention to select a management team for the combined company from the “best of the best” personnel from each of AMR and US Airways Group. Mr. Parker acknowledged that he and Mr. Horton would collaborate on this process.

After Mr. Parker departed the meeting, AMR’s board discussed extensively Mr. Parker’s presentation and the proposed transaction. AMR’s board then voted unanimously to approve the Merger Agreement.

Later that afternoon, the US Airways Group board met to consider the Merger. The board received an update from senior management and US Airways Group’s financial and legal advisers regarding the status of the potential merger. US Airways Group’s legal advisers also reviewed with the directors their fiduciary duties in connection with approving the proposed transaction, and reviewed the terms of the Merger Agreement and a shareholder rights plan contemplated by the Merger Agreement. In addition, senior management reviewed with the board the communications plans for investors, employees, regulators, government officials, and key commercial partners, and the terms of certain retention plans to be adopted by the board covering non-union employees who did not have existing change of control agreements. At the meeting, Barclays, US Airways Group’s financial adviser, presented its financial analyses and rendered its oral opinion to the US Airways Group’s board to the effect that, as of February 13, 2013, and based upon, and subject to the qualifications, limitations, and assumptions stated in its opinion, from a financial point of view, the consideration to be received by the stockholders of US Airways Group in the Merger was fair to the stockholders of US Airways Group. At the meeting, Barclays also delivered its written opinion, dated February 13, 2013, which stated the same. See the section entitled “The Merger—Opinion of US Airways Group’s Financial Adviser” beginning on page 93. Following the presentation from US Airways Group’s financial advisers, and after discussion and consultation with its financial advisers and counsel, the US Airways Group board determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were advisable and in the best interests of, US Airways Group and its stockholders, approved and adopted the Merger Agreement, and recommended that the US Airways Group stockholders vote to adopt the Merger Agreement. In addition, the board approved certain employee retention plans and other matters related to the transaction.

Later that evening, AMR and US Airways Group entered into the Merger Agreement and AMR entered into the Support and Settlement Agreement with certain members of the Ad Hoc Committee holding, in the aggregate, approximately $1.2 billion in unsecured claims. The execution of the Support and Settlement

Agreement (including the finalization of a Plan term sheet, of which the Merger constitutes a principal component) followed a period of negotiations that occurred simultaneously with that of the Merger Agreement and, among other things, resulted in the allocation of at least 3.5% of the combined company’s diluted equity ownership to AMR’s existing equity holders. Pursuant to the Support and Settlement Agreement, which is more fully discussed in the section entitled “The Plan of Reorganization—The Support and Settlement Agreement” beginning on page 156, the members of the Ad Hoc Committee party thereto agreed (among other things), subject to the approval of the Disclosure Statement by the Bankruptcy Court, to support and vote in favor of a plan of reorganization conforming to the terms of the term sheet attached thereto.

AMR and US Airways Group announced the execution of the Merger Agreement prior to the opening of trading on the NYSE on February 14, 2013. Mr. Horton and Mr. Parker held a press conference at the Dallas-Fort Worth International Airport (“DFW”) that morning and then met with employees of AMR. Later that day, Mr. Parker held a meeting with US Airways’ employees in Phoenix.

On February 22, 2013, the Debtors filed a motion in the Bankruptcy Court seeking approval of the Merger Agreement.

On May 10, 2013, the Bankruptcy Court entered the Merger Support Order. In accordance with the Merger Agreement, upon entry of the Merger Support Order and execution of the Amendment, the Merger Agreement became effective and binding on, and enforceable against, each of the parties thereto retroactive to February 13, 2013.

Recommendation of US Airways Group’s Board of Directors with Respect to the Merger Agreement and Its Reasons for the Merger

In reaching its decision to approve the Merger Agreement and recommend its adoption by US Airways Group stockholders, the US Airways Group board of directors consulted with US Airways Group’s management as well as US Airways Group’s financial and legal advisers, and also considered a variety of factors that the US Airways Group board of directors viewed as supporting its decision, including, without limitation, the following:

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the opportunity for US Airways Group stockholders to participate in the benefits that are expected to result from the Merger, including the expectation that AAG will be a stronger airline than either American or US Airways individually, will have the scale, breadth, and capabilities to compete more effectively and profitably in the global marketplace, and will have the financial strength to invest in improved technology products and services and to be better able to respond to the competitive challenges and cyclical business conditions of the airline industry;

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the opportunity created by combining the profitable US Airways business with the benefits achieved in AMR’s restructuring and the potential cost and revenue synergies expected to be generated by combining AMR and US Airways Group. Management of US Airways Group and AMR believe that the combination of the two airlines will achieve more than $1 billion in annual net synergies in 2015, including (i) cost synergies of approximately $150 million (after taking into account the improved compensation arrangements negotiated with employees of AAG), which US Airways Group and AMR expect to realize principally by reducing management and administrative overhead, consolidating information technology systems, and combining facilities, and (ii) revenue synergies of approximately $900 million, which US Airways Group and AMR expect to realize principally from providing significantly enhanced connectivity throughout the world to permit customers, particularly corporate clients, to use AAG for more of their travel needs and from optimizing the scheduling of the combined fleet to better match aircraft size with consumer demand;

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the expectation that the Merger will address some of the competitive impacts resulting from the numerous mergers and acquisitions within the U.S. and international airline industries, including the merger of United Airlines with Continental Airlines, the merger of Delta Air Lines with Northwest Airlines, and the merger of Southwest Airlines and AirTran Airways, which have resulted in the formation of large competitors with significant financial resources and extensive networks;

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an assessment of alternatives to the Merger, (principally consisting of stand-alone development opportunities), and the expectation that the Merger will create a more competitive and financially successful airline than US Airways Group would be able to create on a standalone basis, primarily because the combined company would be one of the world’s largest airlines with a significantly expanded global network;

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management’s assessment that the proposed business combination between US Airways Group and AMR presented attributes necessary for a successful airline merger, including strategic fit, limited overlap of route networks, acceptable execution risk, and financial benefits to US Airways Group’s stockholders;

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the anticipated market capitalization, liquidity, and capital structure of AAG and the fact that the aggregate number of shares of AAG common stock issuable to holders of US Airways Group equity instruments (including stockholders, holders of convertible notes, optionees, and holders of restricted stock units) in the Merger will represent 28% of the diluted equity ownership of AAG;

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the fact that the Merger will provide AAG employees with improved job security, better opportunities for advancement, better pay, and a path to compensation and benefits comparable to those enjoyed by their counterparts at Delta and United;

•	the fact that the Merger has the support of US Airways Group’s and AMR’s employees and labor groups, providing for mitigation against future labor uncertainty, including that:

¡

American’s pilot, flight attendant, and ground employee unions and US Airways’ pilot union have agreed to terms for collective bargaining agreements that will address financial and operational issues, effective upon the Closing;

¡	the union representing US Airways’ flight attendants has reached a tentative agreement that includes support for the Merger; and

¡	the American unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols;

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the fact that Mr. Parker, the current chairman and chief executive officer of US Airways Group, will serve as chief executive officer and a member of the board of directors of AAG and will become chairman of the board of directors of AAG, and the fact that AAG will benefit from an experienced, highly motivated combined management team;

•	the corporate governance arrangements established for AAG, including the board composition, manner for designation of officer positions, and AAG Certificate of Incorporation and AAG Bylaws;

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historical information concerning US Airways Group’s and AMR’s respective businesses, financial performance and condition, operations, management, competitive positions, and stock performance, which comparisons generally informed the US Airways Group board of directors’ determination as to the relative values of US Airways Group, AMR, and AAG;

•	the AMR Forecasts and the US Airways Group Forecasts;

•	the results of US Airways Group’s due diligence review of AMR’s businesses and operations;

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the financial analyses presented by Barclays, US Airways Group’s financial adviser, to the US Airways Group board of directors and the opinion of Barclays rendered to the US Airways Group board of directors on February 13, 2013, that, as of such date and based upon and subject to the qualifications, limitations, and assumptions stated in its opinion, from a financial point of view, the consideration to be received by the stockholders of US Airways Group in the Merger is fair to the stockholders of US Airways Group, each as further described in detail below under the section entitled “The Merger—Opinion of US Airways Group’s Financial Adviser” beginning on page 93;

•	the terms and conditions of the Merger Agreement, which the US Airways Group board of directors reviewed with its legal and financial advisers, including:

¡	US Airways Group’s ability to engage in negotiations with third parties regarding potential alternative acquisition proposals under certain circumstances;

¡	the treatment of the exchange of US Airways Group common stock for AAG common stock as a reorganization for federal income tax purposes; and

¡	the nature of the closing conditions included in the Merger Agreement, as well as the likelihood of completion of the Merger in the third quarter of 2013; and

•	the belief that regulatory approvals and clearances necessary to complete the Merger are likely to be obtained without any material cost or burden to AAG.

US Airways Group’s board of directors also considered the potential adverse impact of other factors weighing against its decision to approve the Merger Agreement and recommend its adoption by US Airways Group stockholders, including, without limitation, the following:

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the risk that AAG will not be able to successfully combine AMR’s business with that of US Airways Group in a manner that permits AAG to achieve the synergies and other benefits anticipated to result from the Merger;

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the challenge of integrating complex systems, operating procedures, regulatory compliance programs, technology, aircraft fleets, networks, and other assets of AMR and US Airways Group in a manner that minimizes any adverse impact on customers, suppliers, employees, and other constituencies;

•	diversion of the attention of AAG’s management and other key employees by the integration process;

•	the potential disruption of, or the loss of momentum in, AAG’s ongoing business as part of the integration process;

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the substantial charges to be incurred in connection with the Merger, including the costs of integrating the businesses of US Airways Group and AMR, and the transaction related expenses arising from the Merger and the Chapter 11 Cases;

•	the challenge of integrating the workforces of AMR and US Airways Group while maintaining focus on providing consistent, high quality customer service and running an efficient operation;

•	the risk that despite US Airways Group’s and AMR’s efforts and the efforts of AAG after the Merger, US Airways Group, AMR, and AAG may not be able to retain key personnel;

•	the fact that designees from the US Airways Group board of directors (including Mr. Parker) will represent only one third of the members of AAG’s initial board of directors;

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the fact that US Airways has significant debt that will mature in the near future and that AMR may incur substantial additional indebtedness in order to fund its emergence from the Chapter 11 Cases in connection with the Merger, the potential availability of any related refinancings and debt incurrence, and the potential impact of any related refinancings and debt incurrence on AAG’s liquidity;

•	the fact that AAG will have significant obligations for pension benefits and other post-employment benefits when compared to US Airways Group;

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potential unknown liabilities, liabilities that are significantly larger than AMR and US Airways Group currently anticipate, and unforeseen increased expenses or delays associated with the Merger, including transition costs to integrate the two businesses that may exceed the approximately $1.2 billion of cash transition costs that AMR and US Airways Group currently anticipate;

•	the restrictions on the conduct of US Airways Group’s business during the period between the signing of the Merger Agreement and the completion of the Merger;

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the risk that the terms of the Merger Agreement, including provisions relating to the payment of a termination fee under specified circumstances, and the restrictions on the ability of US Airways Group to solicit, pursue, or engage in any negotiations with third parties regarding potential alternative acquisition proposals, could have the effect of discouraging other parties that would otherwise be interested in a transaction with US Airways Group from proposing such a transaction;

•	the fact that litigation may occur in connection with the Merger and that such litigation could prevent the Merger or increase costs related to the Merger;

•	the possibility that the Merger might not be completed, or that completion might be unduly delayed, for reasons beyond US Airways Group’s control;

•	the possibility that AMR’s stakeholders, the Bankruptcy Court, or US Airways Group’s stockholders might not approve the Merger;

•	the risk that governmental entities may not approve or permit the Merger or may require US Airways Group and/or AMR to divest properties or routes in order to gain approval for the Merger;

•	the other risks described above in the section entitled “Risk Factors” beginning on page 44; and

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the interests that certain executive officers and directors of US Airways Group may have with respect to the Merger, as described in the section entitled “The Merger—Interests of US Airways Group’s Directors and Executive Officers in the Merger” beginning on page 110, which the US Airways Group board of directors was aware of in connection with its evaluation of the proposed transaction.

This discussion of the information and factors considered by the US Airways Group board of directors in approving the Merger and recommending the adoption of the Merger Agreement includes the material factors considered by the US Airways Group board of directors, but it is not intended to be exhaustive and does not include all of the factors considered by the US Airways Group board of directors. In view of the wide variety of factors considered by the US Airways Group board of directors in connection with its evaluation of the Merger and the Merger Agreement and the complexity of these matters, the US Airways Group board of directors did not find it useful, and did not attempt, to quantify, rank, or otherwise assign relative weights to these factors. Rather, the US Airways Group board of directors viewed its determination to approve the Merger Agreement and recommend the adoption of the Merger Agreement by the US Airways Group stockholders as being based on an overall analysis and on the totality of the information presented to, and factors considered by, the US Airways Group board of directors, including the directors’ knowledge of US Airways Group’s business, financial condition, and prospects. In addition, in considering the factors described above, individual members of the US Airways Group board of directors may have given different weight to different factors and may have applied different analyses to each of the material factors considered.

After considering the information and factors described above, the members of the US Airways Group board of directors unanimously determined that the Merger Agreement and the Merger are advisable and in the best interests of US Airways Group and its stockholders, unanimously approved the Merger Agreement and the Merger, and unanimously recommended that US Airways Group stockholders vote “FOR” adoption of the Merger Agreement.

The foregoing information presented in this section is forward-looking in nature and should be read in light of the factors discussed in the sections entitled “Risk Factors” beginning on page 44 and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 66.

AMR’s Board of Directors’ Reasons for the Merger

After due consideration and consultation with AMR’s management and legal and financial advisers, AMR’s board of directors determined that the Merger Agreement and the transactions contemplated thereby were advisable and in the best interests of AMR and its stakeholders, and unanimously approved the Merger Agreement. In doing so, AMR’s board of directors considered a number of factors including, but not limited to, the following:

•	the fact that the stakeholders of AMR will have the right to receive 72% of AAG diluted equity ownership as a result of the Merger and the consummation of the Plan;

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the fact that the increased value expected to be created by the Merger would enable the filing of a proposed plan of reorganization by the Debtors providing the potential for a full recovery by creditors of the Debtors and a distribution to holders of AMR equity interests of 3.5% of the aggregate diluted common stock of AAG, with the potential for such equity interest holders to receive additional shares of common stock of AAG;

•	the fact that the transaction is expected to generate more than $1 billion in net cost and revenue synergies in 2015;

•

the fact that the UCC and the Ad Hoc Creditors Committee preferred a plan of reorganization that provided for a business combination with US Airways Group, therefore improving the likelihood of plan confirmation;

•

the fact that AMR stakeholders (including current holders of AMR equity interests), as stockholders of AAG, will have the opportunity to participate in the benefits that are expected to result from the Merger, including the expected enhanced competitive and financial position, effects of the Expected Synergies, increased size and scale, and greater diversity of geographic scope of AAG;

•	the nature of the closing conditions included in the Merger Agreement, as well as the likelihood of satisfaction of all conditions to the completion of the Merger;

•

AMR’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited written acquisition proposal, if AMR’s board of directors determines in good faith, after consultation with outside legal counsel, that a failure to engage in negotiations is reasonably likely to be inconsistent with its fiduciary duties to the stakeholders of the Debtors;

•

the fact that potential future labor uncertainty would be mitigated in connection with the Merger, in that it has support from both airlines’ labor groups, including the fact that (i) American’s pilot, flight attendant, and ground employee unions and US Airways’ pilot union have agreed to terms for CBAs that will address financial and operational issues, effective upon the closing of the Merger, (ii) the union representing US Airways’ flight attendants has reached a tentative agreement that includes support for the Merger, and (iii) the American unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols;

•	the belief that regulatory approvals and clearances necessary to complete the Merger will likely be obtained on a timely basis without any material cost or burden to AAG;

•

the belief that, after careful consideration of potential alternatives to the Merger (including the alternative of continuing in business and emerging from Chapter 11 as an independent company and discussions with other potential counterparties), the Merger with US Airways Group is expected to yield greater benefits to AMR’s stakeholders;

•	the fact that the expected operational and financial strength of AAG should enable continued investment in new products and technologies and new opportunities for its employees;

•

the fact that AAG’s broader network coverage and improved service offerings, relative to the standalone American and US Airways networks, would (i) make it more competitive with other global network carriers including United Airlines and Delta Air Lines and (ii) improve the competitive position of the oneworld® alliance (specifically, with the withdrawal of US Airways from Star Alliance and entry of US Airways into oneworld®, the US-to-World, World-to-US, and US-to-US ASM share of oneworld® is expected to increase from approximately 26% to approximately 34% with the share of Star Alliance falling from approximately 45% to approximately 36% and SkyTeam remaining at approximately 30%, based on January 2013 data);

•	the fact that AAG will benefit from an experienced, highly motivated combined management team selected from skilled executives at both AMR and US Airways Group;

•	the fact that AAG will maintain the iconic American Airlines® brand, one of the most recognized brands in the world;

•	the fact that the headquarters of AAG will be located at AMR’s current headquarters in Dallas/Fort Worth; and

•	the expectation that all of the foregoing factors will allow AAG to better respond to the economic and competitive challenges of the airline industry.

The AMR board of directors weighed the foregoing against a number of potentially negative factors, including but not limited to, the following:

•	the restrictions on the conduct of AMR’s business during the period between execution of the Merger Agreement and the Closing;

•	the fact that (other than identifying Mr. Parker as the chief executive officer of AAG) management of AAG had not been identified at the time that the Merger Agreement was signed;

•

the risk of not capturing all of the anticipated operational synergies and cost savings expected from the Merger, and the risk that other anticipated benefits may not be realized, or will not be realized within the expected time periods;

•	the potential effect of the Merger on AMR’s overall business, including its relationships with customers, employees, suppliers, and regulators;

•

the challenges inherent in combining the businesses, operations, and workforces of two major airlines, including the potential for (i) unforeseen difficulties in integrating operations and systems, (ii) distraction of management attention for an extended period of time, and (iii) difficulties in assimilating employees;

•	the estimated one-time transition costs of approximately $1.2 billion to integrate the businesses of AMR and US Airways Group;

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the risk that governmental entities may oppose or refuse to approve the Merger or impose conditions on approval of the Merger that may adversely impact the ability of AAG to realize synergies that are projected to occur in connection with the Merger;

•	the risk that, despite the combined efforts of AMR and US Airways Group prior to the Closing, AAG may lose key personnel;

•	the fact that litigation could occur in connection with the Merger, resulting in increased costs related to the Merger;

•	the likelihood that pursuing the Merger would extend the period of time required for the Debtors to emerge from Chapter 11;

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the risk that the terms of the Merger Agreement, including provisions relating to the payment of a termination fee under specified circumstances, could have the effect of discouraging other parties that would otherwise be interested in a transaction with AMR from proposing such a transaction, thereby delaying or preventing AMR from undertaking certain business opportunities that might arise pending completion of the Merger; and

•	other risks of the type and nature described under the heading “Risk Factors” beginning on page 44.

This discussion of the information and factors considered by AMR’s board of directors in reaching its determination to approve the Merger Agreement includes all of the material factors supporting the Merger considered by AMR’s board of directors, but is not intended to be exhaustive. In view of the wide variety of factors considered by AMR’s board of directors in evaluating the Merger Agreement and the transactions contemplated thereby, and the complexity of these matters, AMR’s board of directors did not find it practicable to, and did not attempt to, quantify, rank, or otherwise assign relative weight to those factors. The AMR board of directors viewed its determinations as being based upon the judgment of its members, in light of the totality of information presented and considered, including the knowledge of such directors of AMR’s business, financial condition, and prospects. In addition, different members of AMR’s board of directors may have given different weight to different factors and may have applied different analyses to each of the material factors considered.

The foregoing information presented in this section is forward-looking in nature and should be read in light of the factors discussed in the sections entitled “Risk Factors” beginning on page 44 and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 66.

Opinion of US Airways Group’s Financial Adviser

Pursuant to an engagement letter, dated February 2, 2012, US Airways Group engaged Barclays to act as its financial adviser in connection with the Merger.

On February 13, 2013, Barclays rendered its opinion to US Airways Group’s board of directors that, as of such date and based upon and subject to the qualifications, limitations, and assumptions stated in its opinion, from a financial point of view, the consideration to be received by the stockholders of US Airways Group in the Merger is fair to the stockholders of US Airways Group.

The full text of Barclays’ written opinion, dated as of February 13, 2013, is attached as Annex E to this proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered, and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ fairness opinion committee, is addressed to the board of directors of US Airways Group, addresses only the fairness, from a financial point of view, of the consideration to be offered to the stockholders of US Airways Group, and does not constitute a recommendation to any stockholder of US Airways Group as to how such stockholder should vote with respect to the proposed transaction or any other matter. The terms of the proposed transaction were determined through arm’s-length negotiations between US Airways Group and AMR and were unanimously approved by US Airways Group’s board of directors. Barclays did not recommend any specific form of consideration to US Airways Group or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays was not requested to address, and its opinion does not in any manner address, US Airways Group’s underlying business decision to proceed with or effect the proposed transaction. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors, or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration paid in the proposed transaction. No limitations were imposed by US Airways Group’s board of directors upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays reviewed and analyzed, among other things:

•	the Merger Agreement and the specific terms of the proposed transaction;

•

publicly available information concerning US Airways Group and AMR that Barclays believed to be relevant to its analysis, including the Annual Reports on Form 10-K for each of US Airways Group and AMR for the fiscal year ended December 31, 2011, and the Quarterly Reports on Form 10-Q for each of US Airways Group and AMR for the fiscal quarters ended March 31, June 30, and September 30, 2012;

•	financial and operating information with respect to the business, operations, and prospects of US Airways Group furnished to Barclays by US Airways Group, including the US Airways Group Forecasts;

•	financial and operating information with respect to the business, operations, and prospects of AMR furnished to Barclays by US Airways Group, including the AMR Forecasts;

•

the three-year trading history of US Airways Group common stock and a comparison of the two-year trading history of US Airways Group common stock with the historical average trading prices of certain peer companies that Barclays deemed relevant;

•	a comparison of trading multiples of the US Airways Group common stock with the historical average trading multiples of certain peer companies that Barclays deemed relevant over a two-year period;

•	certain research analysts’ price targets for US Airways Group;

•	the relative contributions of US Airways Group and AMR to the forecasted future financial performance of AAG and its subsidiaries on a pro forma basis;

•	the Expected Synergies, and a comparison of such Expected Synergies with synergies disclosed in precedent merger transactions in the airline industry;

•

the pro forma impact of the proposed transaction on the forecasted future financial performance of AAG and its subsidiaries, including cost and network synergies and transition costs expected by the management of each of US Airways Group and AMR to result from a combination of the businesses;

•	certain analyses related to pension liabilities of AMR prepared by US Airways Group’s actuary, as approved for Barclays’ use by US Airways Group, and the underlying data for which was provided by AMR;

•	publicly-available financial and operating information with respect to the business, operations, and prospects of certain industry trading comparables; and

•	such other studies, analyses, and investigations as Barclays deemed appropriate.

In addition, Barclays had discussions with the management of each of US Airways Group and AMR concerning their respective businesses, operations, assets, liabilities, financial conditions, and prospects and the strategic rationale for, and the potential benefits of, the proposed transaction. In arriving at its opinion, Barclays analyzed the forecasted future financial performance of AAG by reviewing the US Airways Group Forecasts, the AMR Forecasts, and the Expected Synergies.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information) and further relied upon the assurances of the management of US Airways Group that they were not aware of any facts or circumstances that would make such information materially inaccurate or misleading. With respect to the US Airways Group Forecasts, upon the advice of US Airways Group, Barclays assumed that such US Airways Group Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of US Airways Group as to the future financial performance of US Airways Group. With respect to the AMR Forecasts, upon the advice of US Airways Group, Barclays assumed that such AMR Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of AMR as to the future financial performance of AMR. However, for purposes of its analysis, Barclays also considered the potential impact of certain post-employment benefit liabilities of AMR not accounted for in the AMR Forecasts, which resulted in certain adjustments to the AMR Forecasts. Barclays discussed these adjustments to the AMR Forecasts and the valuation of AMR with the management of US Airways Group, and the management of US Airways Group agreed with Barclays’ methodology. Barclays relied upon such adjustments in arriving at its opinion. Furthermore, upon the advice of US Airways Group, Barclays assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of US Airways Group or AMR and did not make or obtain any evaluations or appraisals of the assets or liabilities of US Airways Group or AMR. Barclays’ opinion was necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, February 13, 2013. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after February 13, 2013. Barclays expressed no opinion as to the prices at which shares of US Airways Group common stock or AMR common stock would trade following the announcement of the proposed transaction or shares of AAG’s common stock would trade following the consummation of the proposed transaction. Its opinion should not be viewed as providing any assurance that the market value of the shares of AAG’s common stock to be held by the stockholders of US Airways Group after the consummation of the proposed transaction will be in excess of the market value of the US Airways Group common stock owned by such stockholders at any time prior to the announcement or consummation of the proposed transaction.

Barclays assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. Barclays also assumed, upon the advice of US Airways Group, that all material governmental, regulatory, and third-party approvals, consents, and releases for the proposed transaction will be obtained within the constraints contemplated by the Merger Agreement and that the proposed transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification, or amendment of any material term, condition, or agreement thereof. Barclays also assumed, with the consent of US Airways Group, that the proposed transaction will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Barclays did not express any opinion as to any tax or other consequences that might result from the proposed transaction, nor did Barclays’ opinion address any legal, tax, regulatory, bankruptcy, or accounting matters, as to which US Airways Group obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative, and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of US Airways Group common stock but rather made its determination as to fairness, from a financial point of view, to the US Airways Group’s stockholders of the consideration to be offered to such stockholders in the proposed transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the board of directors of US Airways Group. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of US Airways Group or any other parties to the proposed transaction. None of US Airways Group, AMR, AMR Merger Sub, Barclays, AAG or any other person assumes responsibility if future results are different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Selected Comparable Company Analysis

Barclays reviewed and compared specific financial and operating data relating to US Airways Group and AMR with selected companies that Barclays deemed comparable to US Airways Group and/or AMR. The selected comparable companies were Delta Air Lines, Inc., United Continental Holdings, Inc., and US Airways Group.

Barclays calculated and compared various financial multiples of US Airways Group, AMR, and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each comparable company’s ratio of adjusted enterprise value to estimated earnings before interest, taxes, depreciation, amortization, and mainline aircraft rent expense (“EBITDAR”) for calendar years 2013 and 2014, which are summarized in the table below.

Selected Comparable Company	Adjusted Enterprise Value / 2013 Estimated EBITDAR	Adjusted Enterprise Value / 2014 Estimated EBITDAR
Delta Air Lines, Inc.	4.7x	4.4x
United Continental Holdings, Inc.	4.9x	4.5x
US Airways Group	5.0x	4.4x

The adjusted enterprise value of each company for each year was obtained by adding its short and long-term debt and capitalized aircraft rent and the market value of its common equity, and subtracting its unrestricted cash and cash equivalents. All of these calculations were performed based on publicly available financial data (including consensus estimates from the Institutional Brokers’ Estimate System (“IBES”)). For US Airways Group, Barclays also based its calculations on the US Airways Group Forecasts.

Barclays selected the comparable companies listed above because, collectively with US Airways Group and AMR, they comprise four out of the five remaining U.S.-based “legacy carriers” and, as a result, their businesses and operating profiles are reasonably similar to one another. Barclays did not select for comparison Alaska Airlines, Inc., also commonly considered to be a legacy carrier, or any of the U.S.-based “low cost carriers,” a pool which includes Allegiant Air, LLC, JetBlue Airways Corporation, Southwest Airlines Co., and Spirit Airlines, Inc., because of, among other reasons, their relatively smaller operations, different capital structures, lack of meaningful international operations, more limited networks, different network configurations, and different breadth of products and services offered.

Because no selected comparable company is exactly the same as either US Airways Group or AMR, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics, and prospects of US Airways Group and AMR. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, and degree of operational risk between US Airways Group or AMR, on the one hand, and the companies included in the selected comparable company analysis, on the other hand.

Based upon these judgments, Barclays selected a range of EBITDAR multiples for each of US Airways Group and AMR for each of calendar years 2013 and 2014, and applied such multiples to management projections of EBITDAR for the corresponding year in the US Airways Group Forecasts or the AMR Forecasts, as applicable, which implied, in each case, a range of adjusted enterprise values, from which, in each case, Barclays subtracted capitalized rent based on estimated 2013 rent expense and net debt estimated as of April 30, 2013 (for AMR, pro forma for its emergence from bankruptcy), to derive a range of equity values for US Airways Group or AMR, as applicable, for calendar year 2013 or 2014, as applicable.

2013E Comparable Companies Analysis

Barclays selected a range of 4.5x to 5.0x multiples of EBITDAR for US Airways Group and applied such range to both US Airways Group management and IBES estimates of 2013 EBITDAR to calculate an implied range of equity values for US Airways Group of approximately $2.6 billion to $4.7 billion. Barclays selected a range of 4.25x to 4.75x multiples of EBITDAR for AMR and applied such range to AMR management estimates of 2013 EBITDAR on an adjusted and non-adjusted basis (adjustments related to certain post-employment benefit liabilities not reflected in the AMR Forecasts) to calculate an implied range of equity values for AMR of approximately $7.5 billion to $9.8 billion. Barclays then derived a range of relative ownership for US Airways Group stockholders in AAG of 21.1% to 38.2%. Barclays observed that the aggregate consideration to be received by the stockholders of US Airways Group in the proposed transaction represents relative ownership in AAG within this range.

2014E Comparable Companies Analysis

Barclays selected a range of 4.25x to 4.75x multiples of EBITDAR for US Airways Group and applied such range to both US Airways Group management and IBES estimates of 2014 EBITDAR to calculate an implied range of equity values for US Airways Group of approximately $3.2 billion to $4.5 billion. Barclays selected a range of 4.0x to 4.5x multiples of EBITDAR for AMR and applied such range to AMR management estimates of 2014 EBITDAR on an adjusted and non-adjusted basis (adjustments related to certain post-employment benefit liabilities not reflected in the AMR Forecasts) to calculate an implied range of equity values for AMR of approximately $9.4 billion to $12.0 billion. Barclays then derived a range of relative ownership for US Airways Group stockholders in AAG of 20.9% to 32.5%. Barclays observed that the aggregate consideration to be received by the stockholders of US Airways Group in the proposed transaction represents relative ownership in AAG within this range.

Trading Value Analysis

Barclays reviewed and compared the value of the outstanding equity of US Airways Group and AMR. Since US Airways Group has an observable trading value, Barclays calculated the equity value of US Airways Group using the average closing stock price of US Airways Group over a 20-day trading period multiplied by its fully-diluted shares outstanding. The use of an average over 20 trading days as opposed to a spot price was intended to minimize the effect of volatility in the stock price of US Airways Group during the month prior to the announcement of the Merger. Since AMR is in bankruptcy, it does not currently have an observable trading value that represents the equity value of AMR after giving effect to capital structure and profitability changes that are expected to be accomplished through the bankruptcy process. Therefore, Barclays used the implied equity value of AMR derived from the comparable company analysis for calendar year 2013 as an approximation of the trading value of AMR. Barclays believed that the one-year forward EBITDAR multiple analysis served as the best approximation for the trading value of AMR because: (i) it is one of the most commonly used industry valuation methodologies, including by equity research analysts, who use it to derive airline valuation or price targets; and (ii) expectations for EBITDAR one year forward are less sensitive to inputs than expectations for EBITDAR beyond one year forward and therefore more reliable in approximating current value. Based on such comparison, Barclays derived a range of relative ownership for US Airways Group stockholders in AAG of 23.6% to 28.7%. Barclays observed that the aggregate consideration to be received by the stockholders of US Airways Group in the proposed transaction represents relative ownership in AAG within this range.

Discounted Cash Flow Analysis

In order to estimate the value of AAG, Barclays performed a discounted cash flow analysis for each of US Airways Group and AMR. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns, and other appropriate factors.

To calculate the estimated enterprise value of each of US Airways Group and AMR using the discounted cash flow method, Barclays added (i) each company’s projected after-tax unlevered free cash flows for each of calendar years 2013 (eight months) through 2017 based on the US Airways Group Forecasts or the AMR Forecasts, as applicable, (ii) the “terminal value” of such company after 2017, (iii) projected NOLs remaining after 2017 based on the US Airways Group Forecasts or the AMR Forecasts, as applicable, and (iv) for AMR, its projected tax-affected pension cash contributions based on the AMR Forecasts and analyses prepared by US Airways Group’s actuary and AMR’s projected tax-affected post-employment benefit cash contributions based on the AMR Forecasts, and discounted such amount to its present value using selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest, taxes, and aircraft rent expense and subtracting capital expenditures, adjusting for changes in working capital, and subtracting other cash flows from operations (including, for AMR, the subtraction of one-time bankruptcy costs). Barclays then calculated a range of terminal values for each of US Airways Group and AMR by applying terminal perpetuity growth rates of 0.0% to 2.0% to each company’s estimated normalized unlevered free cash flow after 2017. The cash flows, terminal values, and NOLs were then discounted to present value as of April 30, 2013, using discount rates ranging from 14.0% to 16.0%, which were based on estimates of each company’s weighted average cost of capital, and, for AMR, the tax-affected pension cash contributions and tax-affected post-employment benefit cash contributions were discounted to present value as of April 30, 2013, using a discount rate of 8.25%, which was based on the expected annual rate of return of the pension assets and the post-employment benefit assets over the projection period. This analysis indicated a range of implied equity values for US Airways Group of approximately $3.5 billion to $5.9 billion and a range of implied equity values for AMR of approximately $4.9 billion to $9.1 billion. Based on these ranges, Barclays derived a range of relative ownership for US Airways Group stockholders in AAG of 27.8% to 54.6%. Barclays observed that the aggregate consideration to be received by the stockholders of US Airways Group in the proposed transaction represents relative ownership in AAG within this range.

Contribution Analysis

Barclays reviewed and compared the relative contributions of US Airways Group and AMR to estimated EBITDAR of AAG for calendar years 2013 and 2014 based on the US Airways Group Forecasts and the AMR Forecasts, respectively. Barclays then adjusted the companies’ relative contributions to estimated EBITDAR for calendar years 2013 and 2014 to reflect the relative leverage in the companies’ capital structures (i.e., net debt and capitalized aircraft rent), which implied a range of relative ownership for US Airways Group stockholders in AAG of 21.4% to 28.0%. Barclays observed that the aggregate consideration to be received by the stockholders of US Airways Group in the proposed transaction represents relative ownership in AAG within this range.

Pro Forma Merger Analyses

Barclays prepared pro forma analyses of the relative ownership for US Airways Group stockholders in AAG (taking into account the Expected Synergies) using the results of its 2013E selected comparable company analysis, 2014E selected comparable company analysis and discounted cash flow analysis. In each case, the implied equity value of US Airways Group (high and low) was divided by the sum of such implied equity value of US Airways Group, the corresponding implied equity value of AMR, and the implied value of the Expected Synergies (as calculated according to the respective valuation methodology). The following chart summarizes the ranges of relative ownership for US Airways Group stockholders in AAG implied from each such pro forma Merger analysis:

Pro Forma Merger Analysis Methodology (with Expected Synergies)	US Airways Group Value as a % AAG
2013E Comparable Company Analysis	16.0% – 29.7%
2014E Comparable Company Analysis	16.5% – 26.0%
Discounted Cash Flow Analysis	21.5% – 42.6%

Barclays observed that the aggregate consideration to be received by the stockholders of US Airways Group in the proposed transaction represents, in each case, relative ownership in AAG within or above all of these ranges.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. The board of directors of US Airways Group selected Barclays because of its familiarity with US Airways Group and its qualifications, reputation, and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally.

Barclays is acting as financial adviser to US Airways Group in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, US Airways Group paid Barclays a fee of $200,000 upon public announcement of the proposed transaction and $1 million upon the delivery of Barclays’ opinion. Additional compensation of up to $10 million, of which $3 million is payable in the sole discretion of US Airways Group, will be payable on completion of the proposed transaction. US Airways Group has not made a determination as to whether any of the discretionary compensation will be payable. This determination will be made based on an assessment by US Airways Group of the services provided by Barclays and the relative significance of those services to the successful completion of the Merger.

In addition, US Airways Group has agreed to reimburse Barclays for a portion of its reasonable out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by US Airways Group and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for US Airways Group in the past, and expects to perform such services in the future, and has received, and is likely to receive, customary fees for such services. Specifically, in the past two years, Barclays and/or one of its affiliates has performed the following investment banking and/or financial services for US Airways Group, for which Barclays and its affiliates have received, or expect to receive, customary fees equal to, in the aggregate, $7.957 million: (i) co-manager in a $546 million enhanced equipment trust certificate (“EETC”) offering completed in December 2012; (ii) participating lender in a $100 million term loan completed in April 2012; (iii) co-manager in a $471 million EETC offering completed in July 2011; (iv) co-manager in a $820 million EETC offering completed in April 2013; (v) joint lead arranger and joint bookrunner in a $1.6 billion term loan completed in May 2013 and (vi) joint bookrunning manager in a $500 million senior notes offering completed in May 2013. In addition, an affiliate of Barclays is a party to US Airways Group’s co-branded credit card agreement, pursuant to which such affiliate of Barclays receives customary compensation. Barclays did not provide investment banking or financial services to AMR for which it received fees in the two years prior to February 13, 2013. However, a separate affiliate of Barclays has agreed to joint lead arrange AAG senior secured credit facilities in connection with the AAG financing the Bankruptcy Court approved on May 10, 2013 and will receive customary fees for such services.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management, and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof), and financial instruments (including loans and other obligations) of US Airways Group and AMR for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

General Information regarding Forecasts and Expected Synergies

This section includes a summary of the Forecasts and the Expected Synergies and related information. The AMR Forecasts summarized in this section were prepared by management of AMR, the US Airways Group Forecasts summarized in this section were prepared by management of US Airways Group, and the Expected Synergies and AAG Disclosure Statement Forecasts summarized in this section were prepared jointly by management of AMR and US Airways Group. The AMR Forecasts, the US Airways Group Forecasts, and the Expected Synergies were not prepared with a view to public disclosure and the Forecasts and the Expected Synergies were not prepared in compliance with the requirements of GAAP, the published guidelines of the SEC regarding projections, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither AMR’s nor US Airways Group’s independent registered public accounting firm has examined, compiled, or performed any procedures with respect to the Forecasts or the Expected Synergies presented in this proxy statement/prospectus, and neither accounting firm has expressed any opinion or any other form of assurance regarding such information or the likelihood that AMR, US Airways Group, or AAG may achieve any particular results, and accordingly neither independent registered public accounting firm assumes any responsibility for or relating to the Forecasts or the Expected Synergies and each disclaims any association with such Forecasts and the Expected Synergies. The audit reports of AMR included in this proxy statement/prospectus relate solely to AMR’s historical financial information. The audit reports incorporated herein by reference to US Airways Group’s historical SEC filings relate solely to US Airways Group’s historical financial information. Such audit reports contained herein and incorporated by reference herein do not extend to the Forecasts or the Expected Synergies and should not be read to do so.

The Forecasts and the Expected Synergies are not being included in this proxy statement/prospectus to influence any US Airways Group stockholder’s decision whether to vote to adopt the Merger Agreement or whether to vote to approve any of the other proposals set forth herein, but rather because the AMR Forecasts, the US Airways Group Forecasts, and the Expected Synergies were made available to the board of directors of US Airways Group and US Airways Group’s financial adviser in connection with the evaluation of the Merger and the other transactions contemplated by the Merger Agreement and the AAG Disclosure Statement Forecasts are being made available to the stakeholders of the Debtors in the Disclosure Statement.

You should not place undue reliance on the Forecasts or the Expected Synergies set forth below. There can be no assurance that the results indicated in the Forecasts or the cost and revenue synergies included in the Expected Synergies will be realized or that actual results will not be materially higher or lower than projected. Because the Forecasts and the Expected Synergies set forth below cover multiple years, such information by its nature becomes less reliable with each successive year. The Forecasts and the Expected Synergies may not be predictive of the future financial performance of AMR, US Airways Group, or AAG, and, in fact, actual results of AMR, US Airways Group, and AAG for the periods covered in the Forecasts and the Expected Synergies may, and likely will, differ from the results indicated in the Forecasts and the Expected Synergies and such differences could be material. The Forecasts and the Expected Synergies included in this document are forward-looking statements that are also subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” beginning on page 44. In addition, see “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 66.

The AMR Forecasts were developed by AMR management for use in connection with the evaluation of the Merger and the other transactions contemplated by the Merger Agreement, were shared by AMR with US Airways Group during negotiations and discussions leading to the Merger, and were used by US Airways Group’s financial adviser and the US Airways Group board of directors in connection with the evaluation of the Merger and the other transactions contemplated by the Merger Agreement.

The US Airways Group Forecasts were developed by US Airways Group management for and were used by US Airways Group’s financial adviser and the US Airways Group board of directors in connection with the evaluation of the Merger and the other transactions contemplated by the Merger Agreement, and were shared by US Airways Group with AMR during negotiations and discussions leading to the Merger.

The Expected Synergies were developed by AMR management and US Airways Group management in connection with the evaluation of the Merger and the other transactions contemplated by the Merger Agreement, and were used by US Airways Group’s financial adviser and the US Airways Group board of directors in connection with the evaluation of the Merger and the other transactions contemplated by the Merger Agreement.

The AAG Disclosure Statement Forecasts were developed by AMR management and US Airways Group management solely in connection with the Disclosure Statement being delivered to stakeholders of the Debtors in the Chapter 11 Cases, and were not prepared in anticipation of the negotiation or execution of the Merger Agreement. Neither the board of directors of US Airways Group nor the financial adviser to US Airways Group relied on the AAG Disclosure Statement Forecasts in connection with the negotiation or execution of the Merger Agreement because the AAG Disclosure Statement Forecasts were prepared subsequent to the date on which the US Airways Group board approvals occurred.

Important Information about the Forecasts and Expected Synergies

The inclusion of summaries of the Forecasts and the summary of the Expected Synergies in this proxy statement/prospectus should not be regarded as a representation of AMR or of US Airways Group, or an indication that any of AMR or US Airways Group or their respective affiliates, advisors, or representatives considered, or now consider, any of the Forecasts or the Expected Synergies to be a reliable prediction of actual future events or results, and the Forecasts and the Expected Synergies should not be relied upon as such. The Forecasts and the Expected Synergies are subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the Forecasts and the Expected Synergies set forth below reflect numerous estimates and assumptions with respect to industry performance and competition, general U.S. and global business, economic, regulatory, market, and financial conditions, commodity prices (particularly the prices of crude oil and jet fuel), capacity utilization, and other matters specific to the airline industry, all of which are difficult to predict, inherently subject to error, and in many cases are beyond the control of AMR, US Airways Group, or AAG. The Forecasts and the Expected Synergies reflect assumptions as to certain business decisions that are subject to change. The Forecasts, other than the AAG Disclosure Statement Forecasts, also do not reflect any changes in AMR’s or US Airways Group’s operations or strategy that may be implemented after the Closing, including the Expected Synergies, or any costs or obligations incurred by AMR or US Airways Group in connection with the Merger and the subsequent integration of the operations of AMR and US Airways Group. The AAG Disclosure Statement Forecasts do not take into account the effect of any failure to occur, or delay in consummation, of the Merger and should not be viewed as accurate or continuing in that context.

None of US Airways Group, AMR, or any of their respective affiliates, advisors, or representatives makes any representation to any stockholder of US Airways Group or any other person regarding the ultimate performance of AMR, US Airways Group, or AAG compared to the Forecasts and the Expected Synergies, and none of them intends to disclose any update, reconciliation, or revision to the Forecasts or the Expected

Synergies to reflect circumstances existing after the respective dates on which the Forecasts or the Expected Synergies were prepared or to reflect the occurrence of future events, including any actual results of operations of AMR, US Airways Group, or AAG, even in the event that any or all of the assumptions underlying the Forecasts or the Expected Synergies are shown to be in error. AMR and US Airways Group have not made any representations to each other, in the Merger Agreement or otherwise, concerning the Forecasts or the Expected Synergies or their accuracy for any purpose.

AMR and US Airways Group management believe that the Forecasts and the Expected Synergies were prepared in good faith and on a reasonable basis based on the best information available to the respective management teams at the time of their preparation. The Forecasts and the Expected Synergies, however, are not fact and are not necessarily indicative of actual future results.

Certain AMR Forecasted Financial Information

AMR does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. In connection with the negotiation and discussion of the Merger, AMR management delivered certain internally prepared AMR Forecasts summarized below to US Airways Group management in December 2012. The AMR Forecasts were delivered to management of US Airways Group pursuant to the existing non-disclosure agreements between the parties and were not intended for public disclosure. As noted above, the AMR Forecasts described below were provided to US Airways Group’s financial adviser and the US Airways Group board of directors in connection with the evaluation of the Merger.

In January 2013, AMR also provided materials that included financial information from the AMR Forecasts to certain members of the Ad Hoc Committee and other significant holders of publicly traded bonds and other claims against AMR and other Debtors in the Chapter 11 Cases (the “Significant Creditors”) under non-disclosure agreements binding the recipients for the purpose of facilitating confidential discussions between AMR and those creditors. Pursuant to the relevant non-disclosure agreements, AMR was contractually obligated under certain circumstances to publicly disclose the materials it provided to the Significant Creditors to the extent those materials could be deemed to constitute material non-public information. The materials provided to the Significant Creditors were subsequently included as an exhibit to a Form 8-K that was filed by AMR with the SEC on February 14, 2013 solely to satisfy the contractual obligation of AMR under the relevant non-disclosure agreements. This publicly filed AMR financial information (i) does not reflect any of the potential effects of the Merger, or any other changes that may in the future affect AMR, AAG, or their respective assets, businesses, operations, properties, policies, corporate structures, capitalization, or management as a result of the Merger or otherwise; (ii) is referenced only for the information of stockholders of US Airways Group who may be interested in reviewing such information; and (iii) is not included or incorporated by reference into this proxy statement/prospectus.

A summary of the material forecasted financial information included in the AMR Forecasts and provided to the US Airways Group board of directors in connection with the evaluation of the Merger and the other transactions contemplated by the Merger Agreement is set forth below:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(In millions)
Total Operating Revenues	$26,348	$27,559	$29,963	$31,807	$32,346
Adjusted EBITDAR(a)	4,130	4,838	5,124	5,101	5,138
Pre-Tax Income(b)	1,503	2,334	2,283	2,054	1,861
Adjusted Net Debt(c)(d)(e)	8,913	8,913	9,597	10,547	11,573

(a)	Adjusted EBITDAR is a non-GAAP financial measure defined as earnings before interest, taxes, depreciation, amortization, and mainline aircraft rent expense. Adjusted EBITDAR excludes costs incurred by the Debtors in connection with the Chapter 11 Cases and special items of $103 million in 2013.

(b)	Pre-tax income is defined as income (loss) before income taxes.
(c)	The AMR Forecasts provided by AMR to US Airways Group assumed the receipt by AMR of $1 billion of proceeds from a hypothetical rights offering of AMR in connection with the emergence of the Debtors from the Chapter 11 Cases. AMR’s projected cash balance was adjusted to exclude these hypothetical proceeds in the calculation of Adjusted Net Debt provided to the US Airways Group board of directors to facilitate analysis of the Merger (as opposed to a stand-alone emergence from the Chapter 11 Cases by the Debtors).
(d)	Adjusted net debt is a non-GAAP financial measure defined as total indebtedness less unrestricted cash. Adjusted net debt includes capitalized rent based on mainline aircraft rent expense only.
(e)	The AMR Forecasts provided by AMR to US Airways Group included presentations of adjusted net debt that assumed, alternatively, either the inclusion or exclusion of off-balance sheet indebtedness of AMR. The AMR Forecasts provided to the US Airways Group board of directors in connection with the evaluation of the Merger and the other transactions contemplated by the Merger Agreement did not include off-balance sheet indebtedness of AMR because such indebtedness would not have been required to be included on a consolidated balance sheet of AMR prepared in accordance with GAAP.

Certain US Airways Group Forecasted Financial Information

US Airways Group does not generally publish its business plans and strategies. In the past, US Airways Group has prepared and provided public guidance as to certain projected quarterly and annual operating costs, revenues and ASMs, cash position and fuel prices, and certain other matters, on its quarterly earnings conference calls, and has publicly updated that guidance from time to time. The US Airways Group Forecasts were prepared on a different basis and at a different time than US Airways Group’s public guidance, consist of different financial and operating measures than US Airways Group’s public guidance, do not, and were not intended to, correspond to US Airways Group’s public guidance and do not, and were not intended to, update or revise US Airways Group’s public guidance.

In connection with the negotiation and discussion of the Merger, US Airways Group management delivered the internally prepared US Airways Group Forecasts summarized below to AMR management in December 2012. The US Airways Group Forecasts were delivered to management of AMR pursuant to the existing non-disclosure agreements between the parties and were not intended for public disclosure. As noted above, the US Airways Group Forecasts described below were provided by US Airways Group management to US Airways Group’s financial adviser and to the US Airways Group board of directors in connection with the evaluation of the Merger.

In January 2013, US Airways Group also provided materials that included financial information from the US Airways Group Forecasts to the Significant Creditors under non-disclosure agreements binding on the recipients for the purpose of facilitating confidential discussions between AMR, US Airways Group, and those creditors. Pursuant to the relevant non-disclosure agreements, US Airways Group was contractually obligated under certain circumstances to make publicly available the materials it provided to the Significant Creditors to the extent such materials could be deemed to constitute material non-public information, and the materials provided to the Significant Creditors were subsequently included as an exhibit to a Form 8-K that was filed by US Airways Group with the SEC on February 14, 2013 solely to satisfy the contractual obligation of US Airways Group under the relevant non-disclosure agreements. This publicly filed US Airways Group financial information does not reflect any of the potential effects of the Merger, or any other changes that may in the future affect AAG or its assets, business, operations, properties, policies, corporate structure, capitalization, or management as a result of the Merger or otherwise, is referenced only for the information of stockholders of US Airways Groups who may be interested in reviewing such information, and is not included or incorporated by reference into this proxy statement/prospectus. See “Additional Information” on page 347 for more information on where you may find the financial information provided by US Airways Group to the Significant Creditors.

A summary of the material forecasted financial information included in the US Airways Group Forecasts and provided to the US Airways Group board of directors in connection with the evaluation of the Merger and the other transactions contemplated by the Merger Agreement is set forth below:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(In millions)
Total Operating Revenues	$14,479	$15,029	$15,597	$16,094	$16,603
EBITDAR(a)	2,194	2,280	2,533	2,694	2,863
Pre-Tax Income(b)	952	929	1,144	1,338	1,529
Adjusted Net Debt(c)	6,336	5,924	4,856	3,454	2,771

(a)	EBITDAR is a non-GAAP financial measure defined as earnings before interest, taxes, depreciation, amortization, and mainline aircraft rent expense.
(b)	Pre-tax income is defined as income (loss) before income taxes.
(c)	Adjusted net debt is a non-GAAP financial measure defined as total indebtedness less unrestricted cash, adjusted to exclude $173 million of convertible debt of US Airways Group. Adjusted net debt includes capitalized rent based on mainline aircraft rent expense only and excludes off-balance sheet indebtedness of US Airways Group.

Certain Expected Synergies

In connection with the negotiation and discussion of the Merger, management of AMR and US Airways Group analyzed the potential cost and revenue synergies that could be generated by combining the companies, taking into account the benefits already achieved by AMR’s restructuring, and management of AMR and US Airways Group prepared estimates of recurring revenue and costs synergies expected to be realized by AAG in connection with or following the Closing, as well as estimates of recurring dis-synergies and estimates of one-time implementation costs expected to be incurred by AAG in connection with or following the Closing.
AMR and US Airways Group management estimate that AAG will achieve more than $1 billion in annual net synergies in 2015, including cost synergies of approximately $150 million (after taking into account the improved compensation arrangements negotiated with future employees of AAG) and revenue synergies of approximately $900 million. AMR and US Airways Group expect to realize the cost synergies principally by reducing management and administrative overhead, consolidating information technology systems, and combining facilities. AMR and US Airways Group expect to realize the revenue synergies principally from providing significantly enhanced connectivity throughout the world to permit customers, particularly corporate clients, to use AAG for more of their travel needs and from optimizing the scheduling of the combined fleet to better match aircraft size with consumer demand. AMR and US Airways Group also expect to incur transition costs in connection with the Merger and the integration of the businesses of AMR and US Airways Group of approximately $1.2 billion. There can be no assurance that AAG will be able to achieve the Expected Synergies at all, or that, if achieved, they can be achieved in a timely manner.

Certain AAG Forecasted Financial Information

The Disclosure Statement, which AMR and the other Debtors are required to prepare and deliver to stakeholders of the Debtors in connection with the Plan, contains the AAG Disclosure Statement Forecasts to demonstrate the feasibility of the Plan. Any information in the Disclosure Statement, including the AAG Disclosure Statement Forecasts contained therein, should not be regarded for the purpose of this proxy statement/prospectus as a representation or warranty by US Airways Group, AMR, AAG, or any other person, as to the accuracy of such information or that any such forecasts or valuations will be realized. The AAG Disclosure Statement Forecasts and estimates of value were prepared for a limited purpose related to AMR’s Chapter 11 Cases and have not been, and will not be, publicly updated or reconciled, except as may be required by applicable law or regulations. The AAG Disclosure Statement Forecasts are being included in this proxy statement/prospectus solely to make available to US Airways Group stockholders information provided to the AMR stakeholders in the Disclosure Statement because such information will be released publicly substantially contemporaneously with the mailing of this proxy statement/prospectus.

The AAG Disclosure Statement Forecasts are based on different assumptions and methodologies than were used for the AMR Forecasts and the US Airways Group Forecasts, including, among others, the assumptions and methodologies related to future fuel costs. In addition, each forecast was prepared at a different time. The AAG Disclosure Statement Forecasts do not represent a combination of the AMR Forecasts, the US Airways Group Forecasts, and/or the Expected Synergies described in this proxy statement/prospectus.

The AAG Disclosure Statement Forecasts do not reflect the impact of “fresh start” reporting that will be required for AAG in accordance with ASC 852 or the impact of the acquisition method of accounting with respect to the Merger. The impact of such accounting adjustments, which is required to be reflected at the Closing, is expected to have a material impact on the future AAG balance sheet and prospective results of operations. In addition, the AAG Disclosure Statement Forecasts do not include any assumptions about AAG’s compensation programs or any equity capital or debt financing transactions that AAG may implement following the Closing, which could result in material changes to the financial information reflected in the AAG Disclosure Statement Forecasts.

A summary of the material forecasted financial information included in the AAG Disclosure Statement Forecasts is set forth below:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(In millions)
Total Operating Revenues	$40,971	$42,987	$45,582	$47,319	$47,830
Adjusted EBITDAR (a)	6,450	7,793	8,631	8,577	8,569
Pre-Tax Income (b)	2,600	3,816	4,375	4,234	4,138
Adjusted Net Debt (c)	16,066	14,925	14,314	12,999	12,198

(a)	Adjusted EBITDAR is a non-GAAP financial measure defined as earnings before interest, taxes, depreciation, amortization, and mainline aircraft rent expense. Adjusted EBITDAR excludes costs incurred by the Debtors in connection with the Chapter 11 Cases, special items and one-time transition expenses of $371 million in 2013, $326 million in 2014, $173 million in 2015, and $50 million in 2016.
(b)	Pre-tax income is a non-GAAP financial measure defined as income (loss) before income taxes, adjusted to exclude costs incurred by the Debtors in connection with the Chapter 11 Cases, special items and one-time Merger transition expenses of $446 million in 2013, $326 million in 2014, $173 million in 2015, and $50 million in 2016.
(c)	Adjusted net debt is a non-GAAP financial measure defined as total indebtedness less unrestricted cash. Adjusted net debt includes capitalized rent based on mainline aircraft rent expense only, and includes other off-balance sheet debt.

Regulatory Approvals Required for the Merger

Under the HSR Act, AMR and US Airways Group were required to file notifications with the Premerger Notification Office of the FTC and the Antitrust Division of the DOJ and observe a mandatory waiting period before completing the Merger. On January 31, 2013, both AMR and US Airways Group filed the required notification materials under the HSR Act. On March 4, 2013, AMR and US Airways Group received a Second Request from the DOJ in connection with the proposed Merger.

The issuance of the Second Request extended the statutory HSR Act waiting period during which the parties cannot close the Merger. The DOJ is currently conducting its review of the Merger. Several state attorneys general also are reviewing the Merger and are coordinating their investigation with the DOJ.

The Merger is also subject to the approval of the European Commission under EU merger control legislation. AMR and US Airways Group filed a briefing paper with the European Commission on February 26, 2013 as part of the standard pre-notification discussions with the European Commission. Such pre-notification discussions and submissions are continuing. AMR and US Airways Group anticipate filing the formal notification seeking European Commission approval of the proposed Merger in the coming weeks.

AMR and US Airways Group have also notified the Merger to the competition authorities in Canada, Brazil, Israel, Mexico, and Taiwan. These competition authorities have now all completed their review of the Merger without taking any further action. The parties do not expect to file merger notifications in jurisdictions other than those described above.

In addition to the antitrust related filings and clearances discussed above, AMR and US Airways Group must obtain approvals from various other U.S. regulatory agencies, including any required approvals from the DOT and the FAA, as well as certain foreign regulatory authorities in connection with the Merger. However, obtaining such approvals (other than any approvals from the DOT or the FAA) is only a condition to the Closing if the failure to obtain such approvals would reasonably be expected to result in a material adverse effect on AMR, US Airways Group, or AAG or to provide a reasonable basis to conclude that AMR, US Airways Group, or any of their respective directors or officers would be subject to the risk of criminal liability. AMR and US Airways Group do not believe that the failure to receive any such regulatory approvals, other than any required approvals from the DOT or the FAA, would reasonably be expected to result in a material adverse effect on AMR, US Airways Group, or AAG, or provide a reasonable basis to conclude that AMR, US Airways Group, or any of their respective directors or officers would be subject to the risk of criminal liability. As of the date of this proxy statement/prospectus, American and US Airways have submitted filings to the DOT in order to obtain certain required approvals in connection with the Merger, but have not received those approvals from the DOT. AMR and US Airways Group do not believe that any FAA approvals are required prior to the Merger, although approvals of the FAA will be required in connection with the integration of American and US Airways after the Closing.

The parties continue to work diligently to respond to outstanding requests and inquiries by government agencies in an effort to secure clearance for the Merger.

AMR and US Airways Group cannot make assurances that the DOJ, the European Commission, the DOT, the FAA, or other government agencies, including state attorneys general or private parties, will not initiate actions to challenge the Merger before or after it is completed. Any such challenge to the Merger could result in a court order enjoining the Merger or in restrictions or conditions that would have a material adverse effect on AAG if the Merger is completed. Such restrictions and conditions could include requiring the divestiture or spin-off of assets or businesses. Under the terms of the Merger Agreement, each of AMR and US Airways Group is required to commit to any divestitures or similar arrangements with respect to its assets or conduct of business if that divestiture or arrangement is required by any governmental entity in order to complete the Merger, but no such divestiture or similar arrangement will be required if such action (i) would have a material adverse effect on AAG, (ii) would be required prior to the Effective Time, or (iii) in the case of AMR, would not be permitted by the Bankruptcy Court, provided that AMR has used reasonable best efforts and taken all reasonable actions to obtain such permission. No additional stockholder approval of US Airways Group is expected to be required or sought for any decision made by AMR or US Airways Group after the 2013 Annual Meeting of Stockholders to agree to any terms and conditions necessary to resolve any regulatory objections to the Merger.

Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the Merger applicable to U.S. Holders of US Airways Group common stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or foreign tax laws are not discussed. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in effect as of the date of the Merger. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a holder of US Airways Group common stock.

This discussion is limited to U.S. Holders who hold their US Airways Group common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a US Airways Group common stockholder. In addition, it does not address consequences relevant to holders of US Airways Group common stock that are subject to particular rules, including, without limitation:

•	persons subject to the alternative minimum tax;

•	persons whose functional currency is not the dollar;

•	persons holding US Airways Group common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons who are not U.S. Holders;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers, or traders in securities;

•	S corporations, partnerships, or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell US Airways Group common stock under the constructive sale provisions of the Code;

•	persons who hold or receive US Airways Group common stock pursuant to the exercise of any employee stock options or otherwise as compensation; and

•	tax-qualified retirement plans.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds US Airways Group common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding US Airways Group common stock and the partners in such partnerships should consult their tax advisers regarding the U.S. federal income tax consequences to them.

Holders of US Airways Group common stock should consult their tax advisers with respect to the particular tax consequences of the Merger to them, including the effects of U.S. federal, state, local, foreign, and other tax laws.

U.S. Federal Income Tax Consequences to U.S. Holders

Latham & Watkins LLP, counsel to US Airways Group, and Weil, Gotshal & Manges LLP, counsel to AMR, are each of the opinion that the Merger in conjunction with the Plan will qualify as a “reorganization” pursuant to Section 368(a) of the Code. These opinions are based on, among other things, certain assumptions and certain representations as to factual matters made by US Airways Group and AMR which, if incorrect or inaccurate in any respect, might jeopardize the conclusion reached by counsel in their opinions. In addition, counsel have assumed that the Merger will be consummated in accordance with the terms of the Merger Agreement, the representations and warranties contained in the Merger Agreement were true, correct and complete when made and will continue to be true, correct and complete through the effective time of the Merger, and the parties have complied with, and, if applicable, will continue to comply with, the covenants and agreements contained in the Merger Agreement. Neither of these opinions is binding on the IRS or the courts, and neither US Airways Group nor AMR intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which such opinions are based is inaccurate, the U.S. federal income tax consequences of the Merger could differ from those discussed here.

The Closing is conditioned, among other things, upon US Airways Group and AMR receiving written opinions from their respective counsel, in each case dated as of the Closing Date, to the effect that, on the basis of the facts, representations, assumptions, and exclusions set forth in such opinions and certificates to be obtained from officers of US Airways Group and AMR, the Merger in conjunction with the Plan will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The opinion condition with respect to counsel of US Airways Group will not be waivable after the US Airways Group stockholders have approved the adoption of the Merger Agreement, unless further approval of the US Airways Group stockholders is obtained with appropriate disclosure.

As stated above, it is the opinion of Latham & Watkins LLP and Weil, Gotshal & Manges LLP that the Merger in conjunction with the Plan will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly:

•	a U.S. Holder will not recognize gain or loss as a result of the exchange of such holder’s US Airways Group common stock for AAG common stock in the Merger;

•	a U.S. Holder’s aggregate tax basis in AAG common stock received in the Merger will equal the aggregate tax basis of the US Airways Group common stock surrendered in the Merger; and

•	a U.S. Holder’s holding period for AAG common stock received in the Merger will include the holder’s holding period for the US Airways Group common stock surrendered in the Merger.

U.S. Holders who hold their US Airways Group common stock with differing bases or holding periods should consult their tax advisers with regard to identifying the bases or holding periods of the particular AAG common shares received in the Merger.

Certain Tax Reporting Rules

Under applicable U.S. Treasury regulations, “significant holders” of US Airways Group common stock generally will be required to comply with certain reporting requirements. A U.S. Holder should be viewed as a “significant holder” if, immediately before the Merger, such holder held 5% or more, by vote or value, of the total outstanding US Airways Group common stock. Significant holders generally will be required to file a statement with the holder’s U.S. federal income tax return for the taxable year that includes the Closing. That statement must set forth the holder’s tax basis in, and the fair market value of, the shares of US Airways Group common stock surrendered pursuant to the Merger (both as determined immediately before the surrender of shares), the date of the Merger, and the name and employer identification number of AAG, US Airways Group, and AMR Merger Sub, and the holder will be required to retain permanent records of these facts. U.S. Holders should consult their tax advisers as to whether they may be treated as a “significant holder.”

The discussion of the material U.S. federal income tax consequences set forth above is not a complete description of all of the consequences of the Merger. U.S. Holders of US Airways Group common stock are strongly urged to consult their tax advisers regarding the tax consequences of the Merger to them, including the effects of U.S. federal, state, local, foreign, and other tax laws.

Accounting Treatment

AMR prepares its financial statements in accordance with GAAP. In accordance with ASC 852, “Reorganizations,” AMR will adopt “fresh start” accounting upon its emergence from Chapter 11. “Fresh start” accounting requires resetting the historical net book value of assets and liabilities to fair value by assigning the entity’s reorganization value to its assets and liabilities pursuant to ASC 805, “Business Combinations.” The

Merger will be accounted for using the acquisition method of accounting in accordance with ASC 805, with AMR being considered the acquirer of US Airways Group for accounting purposes. Accordingly, US Airways Group’s identifiable assets acquired and liabilities assumed will be recognized at their estimated fair values as of the Closing Date. Goodwill will be measured as the excess of the fair value of the consideration transferred in the Merger over the fair value of the identifiable net assets. As of the date of this proxy statement/prospectus, AMR has not performed the detailed valuation studies necessary to arrive at the required estimates of the fair value of the US Airways Group assets to be acquired and the liabilities to be assumed, nor has it identified all adjustments necessary to conform US Airways Group’s accounting policies to AMR’s accounting policies. Additionally, a final determination of the fair value of US Airways Group’s assets and liabilities, which cannot be made prior to the Closing, will be based on the identifiable net tangible and intangible assets and liabilities of US Airways Group that exist as of the Closing Date. Goodwill is not amortized but is tested for impairment at least annually.

Listing of AAG Common Stock and Delisting of US Airways Group Common Stock

It is a condition to Closing that the shares of AAG common stock to be issued to US Airways Group equity holders pursuant to the Merger be authorized for listing on the NYSE or NASDAQ prior to the Effective Time. AMR will use its reasonable best efforts to cause the shares of AAG common stock to be authorized for listing on the NYSE or NASDAQ upon official notice of issuance, prior to the Closing Date. Upon the Closing, shares of US Airways Group common stock currently listed on the NYSE will be delisted and will be subsequently deregistered under the Exchange Act.

No Dissenters’ Rights

Holders of US Airways Group common stock who dissent to the Merger will not have rights to an appraisal of the fair value of their shares. Under the DGCL, appraisal rights are not available for the shares of any class or series if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the record date, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts or any combination of the foregoing. US Airways Group common stock is listed on the NYSE as of the Record Date, and US Airways Group stockholders will receive shares of AAG common stock pursuant to the Merger Agreement. Listing of the AAG common stock on the NYSE or NASDAQ is a condition to the Closing.

Restrictions on Sales of Shares of AAG Common Stock Received by Affiliates in the Merger

The shares of AAG common stock to be issued to stockholders of US Airways Group in connection with the Merger will be registered under the Securities Act and will be freely transferable, except for shares of AAG common stock issued to any person who is deemed to be an “affiliate” of US Airways Group under the Securities Act, prior to the Closing. Persons who may be deemed to be “affiliates” of US Airways Group prior to the Closing include individuals or entities that control, are controlled by, or are under common control with, US Airways Group prior to the Merger and may include officers and directors, as well as significant stockholders, of US Airways Group prior to the Merger. The same restrictions apply to the spouses and certain relations of those persons and any trusts, estates, corporations, or other entities in which those persons have a 10% or greater beneficial or equity interest. Affiliates of US Airways Group prior to the Merger may only sell the shares of AAG common stock they receive in connection with the Merger pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

The registration statement of which this proxy statement/prospectus forms a part does not cover the resale of shares of AAG common stock to be received by affiliates of US Airways Group in the Merger.

Interests of US Airways Group’s Directors and Executive Officers in the Merger

In considering the recommendation of the US Airways Group’s board of directors with respect to adopting the Merger Agreement, US Airways Group stockholders should be aware that certain members of the board of directors and executive officers of US Airways Group have interests in the Merger that are different from, or are in addition to, interests of US Airways Group stockholders generally. These interests may create an appearance of a conflict of interest. The US Airways Group board of directors was aware of these potential conflicts of interests during its deliberations on the merits of the Merger and in making its decisions in approving the Merger, the Merger Agreement, and the related transactions.

These interests are described in more detail below, and certain of them are quantified in the tables that follow the narrative below in the section entitled “Proposal 2: Advisory Vote on Merger-Related Compensation” beginning on page 200. The dates used below to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.

For further information with respect to the compensatory arrangements between US Airways Group and its executive officers and directors, also see the sections entitled “US Airways Group Compensation Discussion and Analysis” beginning on page 310, “US Airways Group Executive Compensation” beginning on page 326, and “US Airways Group Director Compensation” beginning on page 297.

On June 10, 2013, AMR and US Airways Group jointly announced their intention to retain the following individuals, subject to the approval of the board of directors of AAG, as the senior leadership team of AAG or its principal operating subsidiaries following the Closing (in addition to Mr. Parker):

•	J. Scott Kirby, as president (currently president of US Airways Group);

•	Elise R. Eberwein, as executive vice president — people and communications (currently executive vice president – people, communications and public affairs of US Airways Group);

•	Robert D. Isom, Jr., as chief operating officer and as chief executive officer of US Airways (currently executive vice president and chief operating officer of US Airways Group);

•	Stephen L. Johnson, as executive vice president, corporate affairs (currently executive vice president — corporate and government affairs of US Airways Group); and

•	Derek J. Kerr, as chief financial officer (currently chief financial officer of US Airways Group).

As of the date of this proxy statement/prospectus, AAG had not entered into any new plan, contract, or arrangement with any of these individuals with respect to compensation and benefits following the Closing. The compensation programs and policies for AAG are expected to be established by the board of directors of AAG following the Closing. For more information with respect to the foregoing individuals who are current US Airways Group executive officers, see the sections entitled “US Airways Group Compensation Discussion and Analysis” beginning on page 310 and “US Airways Group Executive Officers” beginning on page 324.

US Airways Group has designated Matthew J. Hart, Richard C. Kraemer, and Denise M. O’Leary, current members of the US Airways Group board of directors, as members of the board of directors of AAG following the Closing. For more information about these individuals, see the sections entitled “Proposal 4: Election of Directors” beginning on page 283 and “US Airways Group Director Compensation” beginning on page 297. As of the date of this proxy statement/prospectus, the compensation to be paid to the non-employee directors of AAG has not yet been determined.

The following table sets forth for each of US Airways Group’s directors and executive officers holding US Airways Group stock options, SARs, and/or RSUs as of May 24, 2013, (i) the aggregate number of shares of US

Airways Group common stock subject to vested US Airways Group stock options or SARs and unvested US Airways Group stock options or SARs as of such date and (ii) the number of RSUs held by the director or executive officer as of such date. Each US Airways Group stock option, SAR, and/or RSU will convert, upon the Closing, into an AAG stock option, SAR, and/or RSU, as applicable, covering the same number of shares underlying the original US Airways Group equity award.

Name	Vested Stock Options	Unvested Stock Options	Vested Stock-Settled Stock Appreciation Rights	Unvested Stock-Settled Stock Appreciation Rights	Vested Cash-Settled Stock Appreciation Rights	Unvested Cash-Settled Stock Appreciation Rights	Stock- Settled Restricted Stock Units	Cash- Settled Restricted Stock Units
W. Douglas Parker	309,375	0	2,216,487	276,677	0	0	344,695	0
Bruce R. Lakefield	8,250	0	0	0	0	0	0	0
Matthew J. Hart	7,906	0	0	0	0	0	0	0
Richard C. Kraemer	16,500	0	0	0	0	0	0	0
Cheryl G. Krongard	8,250	0	0	0	0	0	0	0
Denise M. O’Leary	16,500	0	0	0	0	0	0	0
George M. Philip	8,250	0	0	0	0	0	0	0
William J. Post	0	0	0	0	0	0	0	0
J. Scott Kirby	20,625	0	881,122	193,695	0	0	241,312	0
Robert D. Isom, Jr.	0	0	710,390	110,096	119,200	0	137,161	0
Derek J. Kerr	0	0	573,445	110,096	119,200	0	137,161	0
Elise R. Eberwein	0	0	359,611	110,096	119,200	0	137,161	0
Stephen L. Johnson	0	0	552,905	110,096	119,200	0	137,161	0

Compensatory Arrangements with W. Douglas Parker

That certain Amended and Restated Employment Agreement, by and among US Airways Group, US Airways, and W. Douglas Parker, dated November 28, 2007 (the “Parker Agreement”), provides certain benefits to Mr. Parker upon a change of control, including the Merger, and upon termination of employment by US Airways Group or US Airways in certain circumstances in connection with a change in control, including the Merger. For a detailed summary of the relevant provisions of the Parker Agreement, see the section entitled “US Airways Group Executive Compensation—Potential Payments upon Termination or Change in Control—Parker Agreement—Termination for Good Reason, without Misconduct, or following a Change in Control” beginning on page 330. In addition, under Mr. Parker’s individual equity award agreements, Mr. Parker would be entitled to accelerated vesting of his outstanding US Airways Group equity awards upon a change in control. Mr. Parker has agreed to waive his right to accelerated vesting of US Airways Group stock options, US Airways Group RSUs, and/or US Airways Group SARs, in each case, solely as a result of the Closing. Mr. Parker has retained his “double trigger” accelerated vesting of such equity awards upon a qualifying termination in connection with the Closing.

Executive Change in Control Agreements

Messrs. Kirby, Isom, Johnson, and Kerr and Ms. Eberwein have entered into executive change in control agreements with US Airways Group (“US Airways Group Executive CIC Agreements”). These agreements provide benefits to the executives upon a termination of employment by US Airways Group and US Airways for any reason other than “misconduct” or disability or by the executive with “good reason,” in each case within 24 months following a “change in control” (each as defined in the US Airways Group Executive CIC Agreements), including the Merger, or, subject to certain conditions described below, prior to a change in control in contemplation of that change in control.

For purposes of the US Airways Group Executive CIC Agreements, “good reason” includes any of the following acts or failures to act, if not consented to by the executive: (i) a material adverse alteration by US Airways Group of the executive’s compensation, position, function, duties, or responsibilities; (ii) the relocation of the executive outside the metropolitan area in which the executive is based; or (iii) the failure of US Airways

Group to perform any material obligation owed to the executive, subject in each case to timely notification and US Airways Group’s ability to cure.

Upon termination within 24 months following a change in control under the conditions described in the first paragraph above, the covered executive is entitled to receive the following payments and benefits, subject to the timely execution and non-revocation of a release:

•	a payment equal to two times the greater of the executive’s then-current annual base salary or the annual base salary immediately preceding a change in control;

•

a payment equal to the greater of (i) 200% of the executive’s then-current target incentive award under the applicable US Airways Group and US Airways annual incentive program, or (ii) the executive’s actual incentive award under the US Airways Group and US Airways annual incentive program for the immediately preceding year;

•

a payment equal to 200% of the executive’s target award under the applicable US Airways Group Long-Term Incentive Performance Program (“LTIPP”) that is in effect on the termination date or, if there is no LTIPP in effect and its suspension or termination constitutes a “good reason” to terminate employment, 200% of the executive’s target award most recently established under the LTIPP;

•

a lump sum payment equal to the value of 24 months of continuation coverage premiums under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for healthcare benefits for the executive and eligible dependents, provided the executive is eligible to elect COBRA continuation coverage upon his or her termination;

•

extended exercisability of all vested US Airways Group stock options, SARs, or other similar stock awards for 18 months following the executive’s termination of employment, but not beyond the maximum term of the awards; and

•

a tax gross-up payment in an amount that will have an after-tax value equal to taxes that are imposed if any severance payments due the executive are considered to be greater than 110% of the amount that would cause any portion of the payments to be “excess parachute payments” subject to excise tax under Section 4999 of the Code.

Any cash payments described in the bullet points above will be payable in a lump sum within 60 days following the executive’s termination.

The US Airways Group Executive CIC Agreements also provide that termination benefits are to be provided to an executive who has been terminated prior to a change in control (if it can reasonably be demonstrated that the termination was at the request of a third party effecting the change in control) by US Airways Group for any reason other than misconduct or disability. The benefits and payments provided in these circumstances are identical to those described above except that (i) payments and benefits due upon the change in control are offset by any amounts received as a result of the executive’s termination prior to the change in control, and (ii) instead of extended exercisability of stock awards and acceleration of equity vesting, the executive will receive an amount equal to the intrinsic value of any stock award (other than exercisable grants) forfeited at the time of termination that would have vested on the change in control, based on the value of the award as of the date of the change in control, and, as to exercisable grants, the difference between that stock award’s exercise price and the value of the stock underlying the award on the date of the change in control.

The US Airways Group Executive CIC Agreements provide that upon a change in control, the executive’s outstanding stock awards held pursuant to the US Airways Group, Inc. 2011 Incentive Award Plan (the “2011 Plan”), the US Airways Group, Inc. 2008 Equity Incentive Plan (the “2008 Plan”), and/or the US Airways Group, Inc. 2005 Equity Incentive Plan (the “2005 Plan”), or any successor plan, will become fully vested and exercisable and the executive will be entitled to top priority, first class, positive space travel privileges for the executive and his or her dependents, for the life of the executive. Messrs. Kirby, Isom, and Kerr and

Ms. Eberwein previously became entitled to lifetime flight benefits, in the case of Messrs. Kirby and Kerr and Ms. Eberwein, in connection with the merger of US Airways Group and America West, and in the case of Mr. Isom, to replace a similar benefit provided by his previous employer that was forfeited when he commenced employment with US Airways Group.

Each of Messrs. Parker, Kirby, Isom, Johnson, and Kerr and Ms. Eberwein has agreed to waive his or her rights to accelerated vesting of US Airways Group stock options, US Airways Group RSUs, and/or US Airways Group SARs, in each case, solely as a result of the Closing. The executives instead have been provided a right to “double trigger” accelerated vesting of such equity awards upon a qualifying termination in connection with the Closing.

Employee Benefits

The Merger Agreement requires AAG (or the Surviving Corporation or any subsidiary thereof) to continue to provide certain compensation and benefits for at least a period of one year following the Effective Time, as well as take certain actions in respect of employee benefits provided to US Airways Group’s employees, including its executive officers. As used herein, the “Surviving Corporation” means US Airways Group, with respect to time periods after the Effective Time pursuant to the Merger Agreement. For a detailed description of these requirements, please see the section entitled “The Merger Agreement—Employee Matters” beginning on page 132.

Director Flight Privileges

The Merger Agreement provides that, as of the Effective Time, AAG will provide: (i) positive space, first class, flight privileges to each non-employee member of the US Airways Group board of directors for personal non-business related travel on substantially the same terms as provided as of the date of the Merger Agreement to the fully vested members of the US Airways Group board of directors, which will continue until the later of the death of such individual or such individual’s spouse or life partner; (ii) to each non-employee member of the US Airways Group board of directors, participation in AAG’s flight benefit program for directors, with the exception that only individuals then serving as members of the board of directors of AAG will be entitled to a tax gross-up with respect to their flight privileges or any flight benefit plan benefits; and (iii) flight privileges to each individual (and such individual’s spouse, life partner, and dependent children) who, as of the date the Merger Agreement was executed, was a former member of the US Airways Group board of directors on substantially the same terms as such flight privileges were provided to such individual as of the date of the Merger Agreement. As of December 31, 2012, all but one of the US Airways Group non-employee directors was already fully vested in lifetime flight privileges.

Indemnification

US Airways Group directors and executive officers have rights to indemnification and directors’ and officers’ liability insurance that will survive the Closing.

Treatment of US Airways Group Equity Awards

The Merger Agreement provides that, at the Effective Time, (i) each US Airways Group stock option that is outstanding immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase a number of shares of AAG common stock equal to the number of shares of US Airways Group common stock underlying the applicable US Airways Group stock option, and AAG will assume such stock option, (ii)(a) each US Airways Group stock-settled SAR that is outstanding immediately prior to the Effective Time, whether or not vested, will be converted into a stock-settled SAR covering a number of shares of AAG common stock equal to the number of shares of US Airways Group common stock underlying the applicable US Airways Group stock-settled SAR, and (b) each US Airways Group cash-settled SAR that is outstanding immediately prior to the Effective Time will be converted into a cash-settled SAR to acquire an amount of cash determined by reference to a number of shares of AAG common stock equal to the number of shares of US Airways Group common stock referenced by the applicable US Airways Group cash-settled SAR and, in each case, AAG will assume such SAR, and (iii)(a) each US Airways Group stock-settled RSU, each of which represents the right to receive one share of US Airways Group common stock, that is outstanding immediately prior to the Effective Time will be converted into a stock-settled RSU with respect to one share of AAG common stock at the Effective Time, and (b) each US Airways Group cash-settled RSU, each of which represents the right to receive the value of one share of US Airways Group common stock, that is outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash based on the value of one share of AAG common stock at the Effective Time and, in each case, AAG will assume such RSU. Each assumed US Airways Group stock option, US Airways Group SAR, and US Airways Group RSU will otherwise remain subject to the same terms and conditions of the applicable US Airways Group stock option, US Airways Group SAR, and US Airways Group RSU applicable immediately prior to the Effective Time, except that references to US Airways Group will be deemed to be AAG.

For more information, see the sections entitled “The Merger Agreement—The Merger Consideration and the Plan Shares—US Airways Group Stock Options and Other Stock Awards” beginning on page 120 and “The Merger Agreement—The Merger Consideration and the Plan Shares—US Airways Group Stock Options and Other Stock Awards—US Airways Group Restricted Stock Units” beginning on page 121.

Treatment of AMR Equity Awards

Pursuant to the Merger Agreement and the Plan, all existing AMR equity awards, including, but not limited to, options to purchase AMR common stock and all awards of any kind consisting of shares of AMR common stock that have been or may be granted, held, awarded, outstanding, payable, or reserved for issuance, will be cancelled, retired, and cease to exist.

New AAG Compensation Plan and Certain Equity Awards

Prior to the Closing, AMR will adopt, to be effective as of the Effective Time, the new American Airlines Group Inc. 2013 Incentive Award Plan (the “AAG 2013 IAP”), which will be substantially in the form of US Airways Group’s 2011 Plan, except that the aggregate number of shares of AAG common stock reserved for issuance pursuant to the AAG 2013 IAP will equal 40 million shares of AAG common stock. Employees, directors, and consultants of AAG or any of its affiliates will be eligible to receive awards under the AAG 2013 IAP. For more information relating to the AAG 2013 IAP, see the section entitled “AAG Equity Compensation Plan” beginning on page 196.

The Merger Agreement provides for new equity awards to be issued under the terms of the AAG 2013 IAP, which awards are effective only upon the Closing and will not be cancelled in connection with the Merger. These equity awards are described elsewhere in this proxy statement/prospectus. For more information, please see the sections entitled “Proposal 1: The Merger” beginning on page 76 and “AAG Equity Compensation Plan” beginning on page 196.

2013 Equity Awards

For the year 2013, AMR will award long-term incentive awards to its executive officers, which are currently expected to be granted in the form of stock-settled RSUs and which awards will be granted under the AAG 2013 IAP (the “2013 Equity Awards”). The amounts to be awarded to AMR’s executive officers under the 2013 Equity Awards will be equal to the dollar amounts of the 2013 equity awards granted to similarly situated executive officers of US Airways Group. The RSUs will vest in equal amounts in April of 2014, 2015, and 2016, subject to continued service. A pro rata amount will vest upon any termination of employment other than a termination of employment by the applicable employer for cause or resignation by the employee without good reason.

Alignment Awards

AMR will award to its executive officers additional long-term incentive awards, which are currently expected to be granted in the form of stock-settled RSUs and which awards will be granted under the AAG 2013 IAP (the “AMR Alignment Awards”). The AMR Alignment Awards will be in an amount equal to one-and-a-half times the prepetition target executive vice president award value for executive vice presidents and senior vice presidents and two times the prepetition target award value applicable to such manager’s position for other eligible managers. One-third of the award will vest on each of (i) the Closing Date, (ii) 12 months after the Closing Date, and (iii) 24 months after the Closing Date, subject to continued service. The AMR Alignment Awards will fully vest on a termination of employment for which the employee becomes entitled to severance, or vest pro rata upon a termination as a result of retirement, death, or disability.

Horton Letter Agreement

In connection with AMR’s reorganization, on February 13, 2013, AMR entered into a letter agreement with Thomas W. Horton governing his continued service to AAG following the Closing. Pursuant to this letter agreement, Mr. Horton’s employment with American will end effective upon the Closing. Effective as of the Closing, Mr. Horton will serve as chairman of the board of AAG until the earlier of (i) one year after the Closing, (ii) the day immediately prior to the first annual meeting of stockholders of AAG (which must in no event occur prior to May 1, 2014), and (iii) the election of a new chairman by the affirmative vote of at least 75% of the members of the board of directors (rounded up to the next full director), which must include at least one director who was designated as a director by AMR pursuant to the Merger Agreement. Effective upon the Closing, Mr. Horton will receive a payment equal to $9.9375 million in cash and $9.9375 million in shares of AAG common stock. In addition, AMR will confirm all service credited to Mr. Horton and vested under the Supplemental Executive Retirement Plan for Officers of American Airlines, Inc. prior to the Closing (including any service credit provided under Mr. Horton’s Employment Agreement with AMR and American, dated as of March 29, 2006 and amended as of July 15, 2008). Mr. Horton will also be reimbursed for his legal fees incurred in connection with the letter agreement. In addition, Mr. Horton will continue to receive lifetime flight and other travel privileges to which he is currently entitled, as well as an office and office support for a period of two years after the Closing. The letter agreement with Mr. Horton will become binding on AMR only upon its approval by the Bankruptcy Court.

Exchange of Shares

Prior to the Effective Time, AMR and US Airways Group will select an exchange agent to exchange shares of US Airways Group common stock for shares of AAG common stock. At the Effective Time, shares of US Airways Group common stock will be converted into the right to receive shares of AAG common stock. All shares of US Airways Group common stock will be cancelled and will cease to exist when so converted, and holders of US Airways Group common stock will cease to have any rights as stockholders of US Airways Group other than the right to receive the AAG common stock and any dividends or other distributions, without interest, provided that holders of US Airways Group common stock will not receive payment of any dividends or distributions with respect to such shares of AAG common stock with a record date after the Effective Time until such shares of US Airways Group common stock have been surrendered to the exchange agent for exchange.

As soon as reasonably practicable after the Effective Time, the exchange agent selected by AMR and US Airways Group will mail to each holder of record of shares of US Airways Group common stock that were converted into the right to receive common stock of AAG a letter of transmittal and instructions for surrendering such shares of US Airways Group common stock to the exchange agent for AAG common stock.

Litigation Related to the Merger

On March 1, 2013, a putative class action lawsuit captioned Plumbers & Steamfitters Local Union No. 248 Pension Fund v. US Airways Group, Inc., et al., No. CV2013-051605 was filed in the Superior Court of the

State of Arizona in Maricopa County. On April 30, 2013, the plaintiffs amended the complaint. The amended complaint names as defendants US Airways Group and certain of its officers and directors, and generally alleges that the consideration to be received by US Airways Group’s stockholders in the Merger is inadequate and that there are material omissions in the disclosures contained in this proxy statement/prospectus. The amended complaint also alleges that those officers and directors breached their fiduciary duties in connection with the proposed Merger and that US Airways Group aided and abetted those breaches of fiduciary duty. The amended complaint seeks (i) a declaration that the Merger Agreement is unenforceable, (ii) an injunction against the proposed Merger, or rescission in the event it has been consummated, (iii) a directive to the US Airways Group officers and directors named as defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of US Airways Group’s shareholders, (iv) imposition of a constructive trust on any benefits improperly received by the defendants, (v) an award of fees and costs, including attorneys’ and experts’ fees, and (vi) other relief as determined by the court. On May 15, 2013, counsel for the named plaintiff filed a motion advising the court that the named plaintiff had sold its shares of US Airways Group common stock and thus was no longer eligible to be a plaintiff in the lawsuit, and seeking court approval to substitute another alleged stockholder as the named plaintiff in the case, which motion is pending with the court. The lawsuit is in a preliminary stage. US Airways Group believes this lawsuit is without merit and intends to vigorously defend against the allegations.

THE MERGER AGREEMENT

This section of the proxy statement/prospectus describes material aspects of the Merger Agreement. This summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the full text of the Merger Agreement, which is attached as Annex A, and the other documents to which AMR and US Airways Group refer for a more complete understanding of the Merger. In addition, US Airways Group incorporates important business and financial information about US Airways Group into this proxy statement/prospectus by reference. You may obtain the information incorporated by reference by US Airways Group into this proxy statement/prospectus without charge by following the instructions in the section entitled “Additional Information” beginning on page 347.

Structure of the Merger

Under the terms of the Merger Agreement, AMR Merger Sub, a wholly-owned subsidiary of AMR, will merge with and into US Airways Group, with US Airways Group surviving as a wholly-owned subsidiary of AMR. Immediately following the Closing, AMR will change its name to American Airlines Group Inc., which will be the name of the combined company following the Closing.

Effectiveness of the Merger Agreement

On May 10, 2013, the Bankruptcy Court entered the Merger Support Order. In accordance with the Merger Agreement, upon entry of the Merger Support Order and execution of the Amendment, the Merger Agreement became effective and binding on, and enforceable against, each of the parties thereto retroactive to February 13, 2013.

Closing and Effective Time of the Merger

The Closing will occur on a date to be specified by AMR and US Airways Group, which will be no later than the fifth business day following the satisfaction or waiver of all of the closing conditions provided in the Merger Agreement, except for those conditions that, by their terms, are to be satisfied at the Closing (but subject to the satisfaction or waiver of those conditions), or on such other date as AMR and US Airways Group may agree. The Effective Date will occur contemporaneously with the Closing Date.

Upon the Closing, AMR and US Airways Group will cause an executed and acknowledged certificate of merger to be filed with the Secretary of State of the State of Delaware. At that time, or at such later date or time as the parties may agree in writing and specify in the certificate of merger, the Merger will become effective.

Post-Merger Governing Documents, Directors and Officers, Corporate Name, and Headquarters

AAG Governing Documents. Immediately prior to the Effective Time, the certificate of incorporation of AMR will be amended and restated in its entirety and, at the Effective Time, the bylaws of AMR will be amended and restated in their entirety, in each case until thereafter amended as provided therein or by applicable laws. Immediately following the Effective Time, AMR will further amend its certificate of incorporation to change its name to “American Airlines Group Inc.” The form of amended and restated certificate of incorporation of AMR, the form of certificate of designations for AAG Convertible Preferred Stock, and the form of amended and restated bylaws of AMR are each expected to be substantially in the form attached to this proxy statement/prospectus as Annexes B, C, and D, respectively.

AAG Board of Directors. Following the Closing, the board of directors of AAG will consist of 12 members. Five of these directors have been designated by the Search Committee appointed by the UCC and a majority of the Consenting Creditors (and one of such directors will be the lead Independent Director); two of these directors have been designated by AMR and have been determined to be reasonably acceptable to the Search Committee; three of these directors have been designated by US Airways Group; and the two remaining directors are Thomas

W. Horton, the current chairman and chief executive officer of AMR, who will also serve as chairman of the board of directors of AAG; and W. Douglas Parker, the current chairman and chief executive officer of US Airways Group, who will also serve as chief executive officer of AAG.

Mr. Horton will serve as chairman of the board of directors of AAG until the earliest of:

•	the date that is the first anniversary of the Closing Date;

•	the day prior to the date of the first annual meeting of stockholders of AAG following the Closing Date (which will not occur prior to May 1, 2014); and

•

the election of a new chairman by the affirmative vote of at least 75% of the members of the board of directors (rounded up to the next full director), which must include at least one director who was nominated as a director by AMR pursuant to the Merger Agreement.

Following the earliest of such dates, Mr. Parker will serve as chairman of the board of directors of AAG until the election of a new chairman by the affirmative vote of the board of directors of AAG, which, prior to the date that is the 18 month anniversary of the Closing Date, will require the affirmative vote of at least 75% of the members of the board of directors of AAG (rounded up to the next full director), which must include at least one director who was designated as a director by US Airways Group pursuant to the Merger Agreement.

Promptly following the date of execution of the Merger Agreement, in accordance with the Merger Agreement, the Search Committee was established to identify and designate the directors to be selected by the Search Committee. The Search Committee is comprised of (i) four members designated by the UCC and (ii) four members designated by a majority of the Consenting Creditors. The Search Committee is being assisted by the UCC’s Legal Adviser and a nationally recognized search firm retained by the UCC’s Advisers. The Search Committee’s mandate is to select director designees based on consensus, but in any event by not less than 75% of the voting members of the Search Committee.

AAG Officers. AMR will take all necessary action to cause Mr. Parker, chairman of the board and chief executive officer of US Airways Group, to be the chief executive officer of AAG as of the Effective Time. Mr. Parker will be the chief executive officer of AAG from the Closing Date until the election of a new chief executive officer by the affirmative vote of the board of directors, which, prior to the date that is the 18 month anniversary of the Closing Date, will require the affirmative vote of at least 75% of the members of the board of directors (rounded up to the next full director), which will include at least one director who was designated as a director by US Airways Group pursuant to the Merger Agreement. Mr. Parker will designate the additional officers of AAG, subject to the approval of the board of directors of AAG, and Mr. Parker will consult with Mr. Horton in connection with such selections. The vote on the adoption of the Merger Agreement may occur prior to the designation of the additional executive officers of AAG.

US Airways Group Governing Documents. Immediately following the Effective Time, the certificate of incorporation of US Airways Group will be amended and restated and, at the Effective Time, the bylaws of US Airways Group will be amended and restated in their entirety, in each case as set forth in the Merger Agreement and until thereafter amended as provided therein or by applicable laws.

US Airways Group Board of Directors and Officers. The directors and officers of US Airways Group immediately following the Effective Time will be determined by AAG in accordance with US Airways Group’s certificate of incorporation and bylaws.

Headquarters; Airline Name. Immediately following the Effective Time, the headquarters of AAG and US Airways Group will be located at 4333 Amon Carter Blvd., Fort Worth, Texas. AAG will operate under the American Airlines® brand.

The Merger Consideration and the Plan Shares

Conversion of US Airways Group Common Stock. At the Effective Time, each share of US Airways Group common stock issued and outstanding immediately prior to the Effective Time (other than any shares of US Airways Group common stock directly owned by US Airways Group, AMR, or AMR Merger Sub) will be converted into the right to receive one share of AAG common stock. All shares of US Airways Group common stock will be cancelled and will cease to exist when so converted, and holders of US Airways Group common stock will cease to have any rights as stockholders of US Airways Group other than the right to receive the AAG common stock and any dividends or other distributions, without interest, as described under the heading “Exchange Procedures” below.

Plan Shares. Pursuant to and in accordance with the Plan, all allowed prepetition general unsecured claims against the Debtors (other than intercompany claims), all equity interests in AMR, and all rights of labor groups of the Debtors to receive AAG common stock in connection with the Plan, will be fully settled and satisfied with Plan Shares. The aggregate number of shares of AAG common stock constituting Plan Shares, when taken together with all shares of AAG common stock that are or may become issuable upon conversion or exchange of shares of AAG Convertible Preferred Stock constituting Plan Shares, will not exceed a number of shares of AAG common stock equal to the Maximum Plan Shares.

Certificate of Designation of the AAG Convertible Preferred Stock. AMR, US Airways Group, and AMR Merger Sub agreed to cooperate in good faith to approve a certificate or certificates of designations to the AAG Certificate of Incorporation as reasonably necessary to create the shares of AAG Convertible Preferred Stock prior to the date this proxy statement/prospectus is initially mailed to US Airways Group stockholders. See the section entitled “The Plan of Reorganization—AAG Convertible Preferred Stock” beginning on page 157 and the form of certificate of designations for Series A Convertible Preferred Stock, which is expected to be substantially in the form attached to this proxy statement/prospectus as Annex C.

Cancellation of Other US Airways Group Common Stock. At the Effective Time, shares of US Airways Group common stock directly owned by US Airways Group, AMR, or AMR Merger Sub, will be cancelled without payment of any consideration therefor and will cease to exist.

Conversion of AMR Merger Sub Stock. At the Effective Time, each share of common stock of AMR Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Exchange Procedures. As soon as reasonably practicable after the Effective Time, an exchange agent selected by AMR and US Airways Group will mail to each holder of record of US Airways Group common stock that was converted into the right to receive AAG common stock a letter of transmittal and instructions for surrendering its shares of US Airways Group common stock to the exchange agent for AAG common stock. Upon the proper surrender of the holder’s shares of US Airways Group common stock, the stockholder will be entitled to receive in exchange for the stockholder’s shares:

•	whole shares of AAG common stock that the holder is entitled to receive pursuant to the Merger, as described under the heading “Conversion of US Airways Group Common Stock” above; and

•	a check in the amount of any dividends or other distributions that the holder has the right to receive as described in the next paragraph.

The shares of AAG common stock delivered and any cash paid in connection with any dividends or other distributions to which a US Airways Group stockholder is entitled as a result of the receipt of AAG common stock upon conversion of any shares of US Airways Group common stock will constitute full satisfaction of all rights pertaining to such shares of US Airways Group common stock.

No dividends or other distributions declared or made with respect to AAG common stock with a record date after the Effective Time will be paid to the holder of any unsurrendered shares of US Airways Group common stock with respect to shares of AAG common stock deliverable upon surrender of shares of US Airways Group common stock until the surrender of such shares of US Airways Group common stock. Following surrender of any such shares, there will be paid to the holder of the shares, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such number of whole shares of AAG common stock that such holder has the right to receive, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such number of whole shares of AAG common stock that such holder has the right to receive.

AMR Equity. At the Effective Time, and after giving effect to the Confirmation Order and the Plan, all outstanding shares of AMR common stock or preferred stock, all options to purchase shares of AMR common stock or preferred stock, and all awards of any kind consisting of shares of AMR common stock or preferred stock, that have been or may be granted, held, awarded, outstanding, payable, or reserved for issuance, and all other equity securities of AMR, including all securities or obligations convertible or exchangeable into or exercisable for shares of AMR common stock, preferred stock, or other equity securities of AMR, and each other right of any kind, contingent or accrued, to acquire or receive shares of AMR common stock, preferred stock, or other equity securities of AMR, whether upon exercise, conversion, or otherwise, whether vested or unvested, will, pursuant to the Plan, and without any action on the part of the holder thereof, be cancelled and retired and will cease to exist. AAG common stock, AAG Convertible Preferred Stock, and any other equity securities or rights to acquire or receive equity securities or any other awards of any kind relating to AAG that are issued in accordance with or pursuant to the Merger Agreement or the Plan will not be cancelled.

No Dissenters’ Rights. In accordance with Section 262 of the DGCL, no appraisal rights will be available to holders of shares of US Airways Group common stock in connection with the Merger.

US Airways Group Stock Options and Other Stock Awards

US Airways Group Stock Options and Stock Appreciation Rights. At the Effective Time, each US Airways Group stock option and each US Airways Group stock-settled SAR outstanding immediately prior to the Effective Time, whether vested or unvested, will convert into a stock option or a stock-settled SAR, as applicable, to acquire a number of shares of AAG common stock equal to the number of shares of US Airways Group common stock subject to the US Airways Group stock option or US Airways Group stock-settled SAR, at an exercise price per share of AAG common stock equal to the exercise price per share subject to the original stock option or SAR, and subject to the terms and conditions applicable to the US Airways Group stock option or US Airways Group stock-settled SAR immediately prior to the Effective Time. In the case of any US Airways Group stock option to which Section 421 of the Code applies by reason of its qualification (as an “incentive stock option”) under either Section 422 or 424 of the Code, the option price, the number of shares purchasable pursuant to such option, and the terms and conditions of exercise of such option will be determined in a manner that complies with Section 424(a) of the Code.

At the Effective Time, each US Airways Group cash-settled SAR outstanding immediately prior to the Effective Time, whether vested or unvested, will convert into a cash-settled SAR to acquire an amount of cash determined by reference to the number of shares of AAG common stock equal to the number of shares of US Airways Group common stock referenced by the US Airways Group cash-settled SAR, at an exercise price per share of AAG common stock equal to the exercise price per share of the US Airways Group common stock under such US Airways Group cash-settled SAR, and subject to the terms and conditions applicable to the US Airways Group cash-settled SAR immediately prior to the Effective Time.

Each US Airways Group stock option and each US Airways Group SAR will be adjusted in a manner that complies with Section 409A of the Code and that causes the resulting converted option, converted cash-settled

SAR, or converted stock-settled SAR not to constitute the grant of a new option or SAR or a change in the form of payment of an option or SAR, as provided under Treasury Regulation Section 1.409A-1(b)(5)(v)(D).

US Airways Group Restricted Stock Units. At the Effective Time, each award of US Airways Group stock-settled RSUs outstanding immediately prior to the Effective Time will convert into a number of stock-settled RSUs corresponding to shares of AAG common stock equal to the number of shares of US Airways Group common stock subject to such US Airways Group stock-settled RSU award, and will be subject to the same terms and conditions applicable to the US Airways Group stock-settled RSU award immediately prior to the Effective Time.

At the Effective Time, each award of US Airways Group cash-settled RSUs outstanding immediately prior to the Effective Time will convert into the right to receive an amount in cash based on a number of shares of AAG common stock equal to the number of shares of US Airways Group common stock referenced under the US Airways Group cash-settled RSU award immediately prior to the Effective Time and will be subject to the same terms and conditions applicable to the US Airways Group cash-settled RSU award immediately prior to the Effective Time.

Each award of US Airways Group stock-settled RSUs and each award of US Airways Group cash-settled RSUs will be adjusted in a manner that complies with Section 409A of the Code.

US Airways Group Equity Plans

At the Effective Time, AAG will assume all obligations of US Airways Group under the 2011 Plan, the 2008 Plan, the 2005 Plan, and the America West 2002 Incentive Equity Plan (the “2002 Plan”), each outstanding US Airways Group stock option, US Airways Group stock-settled SAR, US Airways Group stock-settled RSU, US Airways Group cash-settled SAR, and US Airways Group cash-settled RSU, and the agreements evidencing such grants. As soon as practicable after the Effective Time, AAG will deliver to holders of US Airways Group stock options, US Airways Group stock-settled SARs, US Airways Group stock-settled RSUs, US Airways Group cash-settled SARs, and US Airways Group cash-settled RSUs appropriate notices setting forth such holders’ rights pursuant to the respective US Airways Group equity plans, and the agreements evidencing the grants of such awards will continue in effect on the same terms and conditions.

In connection with the Merger, AMR or AAG will file with the SEC a registration statement on Form S-8 for shares of AAG common stock issuable upon exercise or vesting of each converted US Airways Group stock option, stock-settled SAR, and stock-settled RSU.

Withholding Rights

AAG, AMR Merger Sub, the Surviving Corporation, and the exchange agent will be entitled to deduct and withhold from amounts otherwise payable under the Merger Agreement any amounts that they are required to deduct and withhold with respect to such payments under the Code, Treasury Regulations promulgated under the Code, or any provision of state, local, or foreign tax law. Any amounts so deducted and withheld will be timely paid to the appropriate governmental entity and treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Representations and Warranties

The Merger Agreement contains representations and warranties made by AMR and AMR Merger Sub to US Airways Group and by US Airways Group to AMR and AMR Merger Sub. The assertions embodied in those representations and warranties are qualified by information in (i) the forms, statements, schedules, reports, and documents filed with the SEC by AMR or US Airways Group, respectively, on or after January 1, 2012 and prior to February 13, 2013 to the extent the qualifying nature of such disclosure with respect to a specific representation and warranty is readily apparent therefrom (excluding any disclosures included in any such report that are predictive or forward-looking in nature or included in any “risk factor” disclosure) and (ii) the disclosure letter delivered to US Airways Group by AMR concurrently with the execution and delivery of the Merger Agreement (the “AMR Disclosure Letter”) and the disclosure letter delivered to AMR by US Airways Group concurrently with the execution and delivery of the Merger Agreement (the “US Airways Disclosure Letter”). While US Airways Group and AMR do not believe that either the AMR Disclosure Letter or the US Airways Group Disclosure Letter contain information that securities laws require the companies to publicly disclose other than information that has already been so disclosed, the AMR Disclosure Letter and the US Airways Group Disclosure Letter may contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, these representations and warranties should not be relied on as characterizations of the actual state of facts, since they may be modified in important respects by the underlying AMR Disclosure Letter and the US Airways Group Disclosure Letter. Each of the AMR Disclosure Letter and the US Airways Group Disclosure Letter contains information that in some cases has been included in that company’s general prior public disclosures and also may contain additional non-public information.

The Merger Agreement contains customary and substantially reciprocal representations and warranties by each of AMR, AMR Merger Sub, and US Airways Group relating to, among other things:

•	organization, good standing, and qualification;

•	capital structure;

•	corporate authority, approval and, as to US Airways Group, fairness matters;

•	governmental filings, absence of violations, and certain contracts;

•	SEC filings and financial statements;

•	absence of certain changes;

•	litigation;

•	employee benefits;

•	compliance with laws and licenses;

•	material contracts;

•	real property;

•	takeover statutes;

•	environmental matters;

•	taxes;

•	labor matters;

•	intellectual property and information technology assets;

•	Foreign Corrupt Practices Act and UK Bribery Act matters;

•	aircraft;

•	Slots;

•	major airports;

•	U.S. citizen and air carrier status;

•	insurance; and

•	brokers and finders.

Conduct of Business pending the Merger

The Merger Agreement provides that, after the date of the Merger Agreement until the Effective Time, except as otherwise expressly required by the Merger Agreement or applicable laws, or except as US Airways Group or AMR, as applicable, may approve in writing (which approval may not be unreasonably withheld, conditioned, or delayed), and subject to certain other agreed upon exceptions set forth in the AMR Disclosure Letter and the US Airways Disclosure Letter: (i) the business of the parties and their respective subsidiaries will be conducted in the ordinary and usual course (with respect to AMR, as such business was conducted prior to filing of the Chapter 11 Cases) and, to the extent consistent therewith, the parties and their respective subsidiaries will use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, distributors, creditors, lessors, employees, and business associates and keep available the services of the present employees and agents of the parties and their respective subsidiaries (with respect to AMR, provided that, this will not restrict the Debtors from carrying out their fiduciary and statutory responsibilities in the administration of the Chapter 11 Cases, including without limitation, but subject to the consent of US Airways Group in certain instances, the assumption and rejection of contracts) and (ii) without limiting the foregoing, each of the parties will not and will not permit its respective subsidiaries to:

•	adopt or propose any change in its certificate of incorporation or bylaws or other applicable governing instruments or amend any term of the shares of US Airways Group or AMR, as applicable;

•

merge or consolidate US Airways Group or AMR or any of their respective subsidiaries with any other person, except for any such transactions among wholly-owned subsidiaries of US Airways Group or AMR, as applicable, that are not obligors or guarantors of third-party indebtedness, or adopt a plan of liquidation;

•

acquire or dispose of any assets, properties, operations, or businesses or make any capital expenditures other than (i) capital expenditures made in accordance with AMR’s or US Airways Group’s capital expenditure budgets for calendar year 2013, as applicable, or (ii) certain other exceptions;

•

issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee, or encumbrance of, any shares of capital stock of US Airways Group or AMR, as applicable, or any of its subsidiaries (or, with respect to AMR, of any successor or parent company thereof), or securities convertible or exchangeable into or exercisable for any shares of that capital stock, or any options, warrants, conversion rights, SARs, redemption rights, repurchase rights, agreements, arrangements, calls, commitments, or rights of any kind to acquire any shares of that capital stock or those convertible or exchangeable securities, other than (i) the issuance of shares in connection with the grant of certain permitted awards (including, with respect to US Airways Group, the grant of any US Airways Group stock-settled RSUs permitted prior to but not after the sixth trading day prior to the Closing, the issuance of shares of US Airways Group common stock upon the exercise or vesting of US Airways Group options, stock-settled SARs or stock-settled RSUs, or the conversion of the US Airways 7.25% Convertible Notes or the US Airways 7% Convertible Notes); (ii) the issuance of shares by US Airways Group of US Airways Group common stock prior to but not after the sixth trading day prior to the Closing, (iii) the issuance of shares by a wholly-owned subsidiary of US Airways Group or AMR, as applicable, to its respective parent company or a sister entity; and (iv) certain other exceptions;

•

create or incur any lien material to US Airways Group or AMR, as applicable, or any of its subsidiaries on any assets of the respective company or any of its subsidiaries having a value in excess of, in the aggregate, $120 million with respect to AMR and $50 million with respect to US Airways Group, subject to certain exceptions;

•

make any loans, advances, or capital contributions to or investments in any person in excess, in the aggregate, of $140 million with respect to AMR and $60 million with respect to US Airways Group, subject to certain exceptions;

•

declare, set aside, or pay any dividend or distribution on any shares of the common stock of US Airways Group or AMR, as applicable, or any shares of capital stock of any subsidiaries of the respective company, other than capital stock of wholly-owned subsidiaries and subject to certain other exceptions;

•

reclassify, split, combine, subdivide, or repurchase, redeem, or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•

incur any indebtedness or guarantee such indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of US Airways Group or AMR, as applicable, or any of its subsidiaries, except for:

¡	indebtedness incurred in the ordinary course of business not to exceed, in the aggregate, $420 million with respect to AMR and $180 million with respect to US Airways Group;

¡	guarantees by US Airways Group or AMR of indebtedness of its wholly-owned subsidiaries or guarantees by subsidiaries of indebtedness of US Airways Group or AMR, as applicable;

¡	purchase or acquisition financing with respect to certain aircraft or engines set forth in the AMR Disclosure Letter and the US Airways Disclosure Letter; or

¡

interest rate swaps on customary commercial terms consistent with past practice and not to exceed $420 million with respect to AMR and $180 million with respect to US Airways Group of notional debt in the aggregate in addition to notional debt currently under swap or similar arrangements;

•

other than in the ordinary course of business, enter into (i) any contract that would have been a “material contract” for purposes of the Merger Agreement had it been entered into prior to the date of the Merger Agreement; (ii) any CBAs or other labor union contracts applicable to any employees of US Airways Group or AMR, as applicable, or any of its subsidiaries with respect to their employment with US Airways Group or AMR, as applicable, or any of its subsidiaries, or (iii) any lease which requires payments in excess of $25 million per annum;

•

enter into any contract that is a material co-branded credit card agreement or credit card processing agreement, is a capacity purchase, regional carrier, or similar agreement, is any aircraft or engine purchase agreement, relates to or provides for a new replacement or material enhancement of any reservation system, flight operating system, crew, or maintenance system, frequent flyer system, or other system, or materially increases US Airways Group’s or AMR’s, as applicable, financial or term commitment to any such system, or is an information technology agreement with a term of over five years or that would reasonably be expected to require expenditures greater than $25 million over its term;

•

make any changes with respect to material accounting policies, except as required by changes in GAAP or by applicable law or as US Airways Group or AMR, as applicable, after consultation with the other party to the Merger Agreement and its own independent auditors, determines in good faith is preferable;

•

settle any litigation or other proceedings before a governmental entity for an amount to be paid by US Airways Group or AMR, as applicable, or any of its subsidiaries, that is greater than $120 million with respect to AMR and $50 million with respect to US Airways Group and, in each case, which would be reasonably likely to have a material adverse impact on the applicable company’s or its subsidiaries’ operations, unless, in the case of AMR, such settlement is with respect to claims that would be exchanged for Plan Shares;

•

other than in the ordinary course of business, amend or modify in any material respect, or terminate or waive any material right or benefit under, any (i) contract that would have been a “material contract” for purposes of the Merger Agreement had it been entered into prior to the date of the Merger

Agreement; (ii) CBAs or other labor union contracts applicable to any employees of US Airways Group or AMR, as applicable, or any of its subsidiaries with respect to their employment with US Airways Group or AMR, as applicable, or any of its subsidiaries; or (iii) lease which requires payments in excess of $25 million per annum;

•

cancel, modify, or waive any debts or claims held by either party or waive any rights having in the aggregate a value in excess of $70 million with respect to AMR and $30 million with respect to US Airways Group, subject to certain exceptions;

•

amend or modify in any material respect, or terminate or waive any material right or benefit under, any contract that is a material co-branded credit card agreement or credit card processing agreement, is a capacity purchase, regional carrier, or similar agreement, is any aircraft or engine purchase agreement, relates to any existing reservation system, flight operating system, crew or maintenance system, frequent flyer system or other system, which amendment or modification would replace or materially enhance such system or materially increase the financial or term commitment of US Airways Group or AMR, as applicable, to such system, or is an information technology agreement with a term of over five years or that would reasonably be expected to require expenditures greater than $25 million over its term;

•

amend any material tax return, make any material tax election, or take any material position on any material tax return filed on or after the date of the Merger Agreement or adopt any method therefor that is inconsistent with elections made, positions taken, or methods used in preparing or filing similar tax returns in prior periods, except as required by law or by any currently effective tax sharing agreement listed in the AMR Disclosure Letter or the US Airways Disclosure Letter, as applicable;

•

except in connection with the replacement or promotion of any existing employee on compensation terms that are consistent with past practice for the applicable position, as required by agreements executed and delivered prior to the date of the Merger Agreement, as contemplated by employee benefit plans or CBAs in effect as of the date of the Merger Agreement, or as otherwise required by applicable law:

¡

enter into any commitment to provide any severance, termination, or change in control benefits to any director, officer, or employee of US Airways Group or AMR, as applicable, or its subsidiaries other than the payment of benefits in the ordinary course of business consistent with past practice for officers or employees of similar seniority or with respect to any newly-hired employees on terms that are consistent with past practice for the applicable position;

¡	materially increase the benefits payable under any existing severance, termination, or change in control benefits policy or agreement;

¡

enter into any employment agreement with any director, officer, or employee of US Airways Group or AMR or their subsidiaries, as applicable, except with respect to newly-hired employees on terms consistent with past practice;

¡	establish, adopt, materially amend, or terminate any material employment agreement or material employee benefit plan;

¡

materially increase the benefits payable under or make any new awards under, any material employment agreement or material employee benefit plan or pay any bonus to any director, officer, or employee of US Airways Group or AMR, as applicable, or any of its subsidiaries, except for increases, new awards, or payments in the ordinary course of business consistent with past practice;

¡

take any action to accelerate the vesting or payment of any compensation or benefits under any material employment agreement or material employee benefit plan, to the extent not already required in any such material employment agreement or material employee benefit plan;

¡

materially change any actuarial or other assumptions used to calculate funding obligations with respect to any material employment agreement or material employee benefit plan or materially change the manner in which contributions to such plans are made (notwithstanding, with respect to AMR, any failure to make contributions during the pendency of the Chapter 11 Cases and other than with respect to making all minimum required contributions (within the meaning of Section 303 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) as required by the Merger Agreement) or the basis on which such contributions are determined, except as may be required by GAAP; or

¡	materially amend the terms of any outstanding equity-based award;

•

decrease or defer in any material respect the level of training provided to the employees of US Airways Group or AMR, as applicable, or any of its subsidiaries or the level of costs expended in connection therewith;

•

fail to keep in effect any governmental route authority in effect and used by any subsidiary of US Airways Group or AMR, as applicable, as of the date of the Merger Agreement, unless that failure occurs in the ordinary course of business consistent with past practice;

•	fail to maintain insurance at levels at least comparable to current levels or otherwise in a manner consistent with past practice;

•

take any action, or fail to take action, which action or failure could result in the loss to US Airways Group or AMR, as applicable, of Slots with an aggregate value in excess of $60 million with respect to AMR and $25 million with respect to US Airways Group;

•

fail to notify the other party in writing of any incidents or accidents occurring on or after the date of the Merger Agreement involving any property owned or operated by US Airways Group or AMR, as applicable, that resulted or could reasonably result in damages or losses in excess of $140 million with respect to AMR and $60 million with respect to US Airways Group;

•

fail to continue, in respect of all of AMR’s and US Airways Group’s aircraft, all material maintenance programs consistent with past practice (except as required or permitted by applicable law), including using reasonable best efforts to keep all such aircraft (except with respect to such aircraft in storage) in such condition as may be necessary to enable the airworthiness certification of such aircraft under the Federal Aviation Act to be maintained in good standing at all times;

•

knowingly take or permit any of its subsidiaries to take any action or refrain from taking any action the result of which would be reasonably expected to result in any of the closing conditions in the Merger Agreement not being satisfied; or

•	agree or commit or, in the case of AMR only, seek Bankruptcy Court approval, to do any of the foregoing.

Bankruptcy Matters

As required by the terms of the Merger Agreement, on February 22, 2013, AMR filed a motion with the Bankruptcy Court seeking entry of the Merger Support Order. On May 10, 2013, the Bankruptcy Court entered the Merger Support Order. In accordance with the Merger Agreement, upon entry of the Merger Support Order and execution of the Amendment, the Merger Agreement became effective and binding on, and enforceable against, each of the parties thereto retroactive to February 13, 2013.

The Debtors also agreed to prepare, as soon as reasonably practicable after the execution of the Merger Agreement, a draft Plan pursuant to which, among other things, the Merger will be consummated, as well as an accompanying Disclosure Statement. The Plan, the Disclosure Statement, and a proposed Confirmation Order must be provided in draft form to US Airways Group and its legal and financial advisers and the UCC’s Advisers for review and comment a reasonable period of time in advance of any filing thereof. The Debtors also agreed to use their reasonable best efforts to provide drafts of any proposed modifications, amendments, supplements, exhibits, and similar documents related to the Plan or the Disclosure Statement to US Airways Group and its counsel and the UCC’s Advisers within a reasonable period of time prior to the date on which the Debtors file such documents with the Bankruptcy Court, and all Plan Related Documents must be reasonably acceptable to US Airways Group.

AMR also agreed to cause each of the Debtors to include in the approved Disclosure Statement a statement that the AMR board of directors recommends that the stakeholders of the Debtors who are entitled to vote on the Plan accept the Plan and a statement provided by the UCC that the UCC recommends that the unsecured creditors holding claims against the Debtors who are entitled to vote on the Plan accept the Plan.

With respect to filing of the Plan and the Disclosure Statement, the Debtors are required to use their reasonable best efforts to file the Plan and the Disclosure Statement, in form and substance reasonably acceptable to US Airways Group, by the 30th day following the later of (i) the date on which US Airways Group provides initial comments to the same or (ii) entry of the Merger Support Order. Thereafter, the Debtors, in consultation with US Airways Group, will use their reasonable best efforts to (a) obtain approval of the Disclosure Statement pursuant to an order, in form and substance reasonably acceptable to AMR and US Airways Group, by the 75th day following the filing of the Plan and the Disclosure Statement and (b) commence solicitation of the Plan as soon as reasonably practicable after the Disclosure Statement is approved. Subject to the terms and provisions of the Merger Agreement, the Debtors will diligently pursue confirmation and consummation of the Plan and use their reasonable best efforts to file the proposed Confirmation Order promptly following the end of the period to solicit acceptances of the Plan. AMR and the other Debtors filed the Plan and the Disclosure Statement with the Bankruptcy Court on April 15, 2013 each of which was subsequently amended. On June 7, 2013, the Bankruptcy Court entered an order approving the Disclosure Statement.

US Airways Group, upon request from the Debtors, must use reasonable best efforts to assist and cooperate with the Debtors in the Plan solicitation process and/or assist the Debtors in obtaining entry of the proposed Confirmation Order. Additionally, US Airways Group may not unreasonably delay, condition, or withhold its consent to a proposed Plan, Disclosure Statement, proposed Confirmation Order, or any Plan Related Documents or withhold its consent to any Plan, Plan related document, or proposed Confirmation Order that is consistent with the terms of the Merger Agreement and satisfies the requirements of a “conforming Plan” (except with respect to financial projections relating to AAG which must be reasonably acceptable to US Airways Group). A “conforming Plan” must have the following components:

•

(i) a condition precedent to the occurrence of the Effective Date will be the occurrence of the Closing under the Merger Agreement; and (ii) any material conditions in the Plan that are not also conditions to the obligations of AMR under the Merger Agreement will be reasonably acceptable to US Airways Group (provided that US Airways Group may not object to the inclusion in the Plan of a condition precedent to the occurrence of the Effective Date that the aggregate estimated allowed prepetition general unsecured claims (excluding intercompany claims) against the Debtors will not exceed $8 billion);

•

all allowed prepetition general unsecured claims against the Debtors (other than allowed convenience claims satisfied in cash and intercompany claims which will be extinguished or reinstated), all equity interests in AMR, and all rights of labor groups of the Debtors to receive shares of AAG common stock in connection with the Plan, will be fully settled and satisfied only with Plan Shares;

•	the aggregate amount of cash payable to satisfy allowed convenience claims will not exceed $25 million; and

•	all equity held by a Debtor in any other Debtor (other than AMR) will not be cancelled and will continue to be owned by or for the benefit of the respective Debtor, as reorganized.

In addition, a Plan must provide that certain employee-related matters and employee arrangements set forth in the Merger Agreement and the AMR Disclosure Letter will be in effect.

The Debtors will also reasonably cooperate with US Airways Group and its counsel in connection with any discovery and hearings in connection with the Merger Agreement, the Disclosure Statement, or the Plan and any transactions contemplated by such documents. The Debtors must also timely file an objection, and prosecute such objection in good faith, to any motion seeking the entry of an order (i) modifying or terminating the Debtors’ exclusive right to file and/or solicit acceptances of a Plan, (ii) directing the appointment of an examiner with expanded powers or a trustee, (iii) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, or (iv) dismissing the Chapter 11 Cases.

In addition, the Debtors will not, without the written consent of US Airways Group (such consent not to be unreasonably withheld, conditioned, or delayed):

•

move for or support any order authorizing or directing, or provide in the Plan for, the assumption or rejection of certain material contracts, leases, or CBAs of AMR, unless US Airways Group had previously consented to any amendment, modification, or termination of such contract or lease under the restrictions described above in the section entitled the “The Merger Agreement—Conduct of Business pending the Merger” beginning on page 123;

•

settle, compromise, or otherwise agree to resolve any prepetition general unsecured claims against the Debtors or equity interests in AMR with any payment of cash or other assets or with any other right or benefits, other than (a) the right to receive the Plan Shares pursuant to the Plan, or (b) payments of cash not to exceed $25 million in the aggregate;

•

settle, compromise, amend, or otherwise agree to resolve the other post-employment benefits accounted for under ASC 715-60 “Defined Benefit Plans—Other Postretirement” of the Debtors, other than any settlement, compromise, or other agreement that satisfies all such obligations solely in exchange for a right to receive Plan Shares pursuant to the Plan;

•

prepay any prepetition secured indebtedness of any Debtor with any payment of cash or other assets except (a) as may be required by the existing terms of any contract governing such indebtedness, (b) in connection with a refinancing that is permitted by AMR under the covenants referred to in the section entitled the “The Merger Agreement—Conduct of Business pending the Merger” beginning on page 123, or (c) payments of cash not to exceed $25 million in the aggregate; or

•

assert any objection (and if requested by US Airways Group, consent in writing) to the standing of US Airways Group to appear and object before the Bankruptcy Court to any action that would be subject to US Airways Group’s consent pursuant to the Merger Agreement, whether individually or in the aggregate, but to which US Airways Group has not provided such consent.

The Debtors must also use their reasonable best efforts to include in any release and exculpation provisions of the Plan that US Airways Group and (to the extent included for AMR) its agents, directors, officers, employees, representatives, advisers, attorneys, subsidiaries, and affiliates are beneficiaries of such provisions.

Rights of the UCC

Subject to existing confidentiality agreements and the protective order entered by the Bankruptcy Court on January 27, 2012 and amended on March 23, 2012 in connection with the Chapter 11 Cases, AMR and US Airways Group have agreed, from February 13, 2013 to the Closing, to (i) keep the UCC’s Advisers reasonably apprised of the status of matters relating to the completion of the transactions contemplated by the Merger Agreement, (ii) furnish the UCC’s Legal Adviser with all notices, correspondence, and other communications exchanged pursuant to the Merger Agreement, and (iii) promptly provide the UCC’s Advisers with any information reasonably requested by the UCC’s Advisers relating to the completion of the transactions contemplated by the Merger Agreement. AMR and US Airways Group will also provide prompt notice to the UCC’s Legal Adviser of any change, fact, or condition that, to its knowledge, is reasonably expected to result in a failure of any condition to effect the Merger. AMR and US Airways Group also agree to negotiate in good faith with the UCC’s Advisers with respect to any consent rights requested by the UCC under the Plan.

Acquisition Proposals

As further described below, the Merger Agreement restricts US Airways Group and AMR and their respective representatives from initiating, soliciting, knowingly encouraging, or facilitating certain inquiries, proposals, or offers with respect to a competing acquisition proposal, including the acquisition of a significant equity interest in US Airways Group or AMR (including AMR as reorganized pursuant to the Bankruptcy Code) or the acquisition of a significant portion of the assets of US Airways Group or AMR, or, in the case of AMR, the acquisition of claims against AMR that would entitle the purchaser to a significant equity interest in AMR (as reorganized pursuant to the Bankruptcy Code) or any plan of reorganization of AMR other than the Plan. However, each of US Airways Group or AMR may consider competing, unsolicited acquisition proposals and enter into discussions or negotiations regarding such acquisition proposals, if its board of directors determines that any such acquisition proposal constitutes, or is reasonably likely to lead to, a superior proposal and that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable law.

The Merger Agreement provides that, unless otherwise permitted by the Merger Agreement, neither AMR nor US Airways Group, as applicable, nor any of their respective subsidiaries nor any of the officers and directors of either or any of their subsidiaries will, and that it will not authorize, permit, or cause its and its subsidiaries’ representatives to, directly or indirectly:

•	initiate, solicit, or knowingly encourage or facilitate any acquisition proposal;

•	provide any confidential information or data to, or engage in any discussions or negotiations with, any party relating to any acquisition proposal;

•

enter into a letter of intent or other agreement or arrangement with respect to any acquisition proposal or, with respect to AMR, seek authority from the Bankruptcy Court to enter into such agreement; or

•	otherwise knowingly encourage or facilitate any effort or attempt by any party other than AMR or US Airways Group, as applicable, to make or implement an acquisition proposal.

Pursuant to the Merger Agreement, an acquisition proposal is any inquiry, proposal, or offer with respect to any:

•

merger, consolidation, or similar transaction (other than the Merger contemplated by the Merger Agreement) pursuant to which any third party would become the beneficial owner of 10% or more of the outstanding shares of common stock or the outstanding voting power of, with respect to US Airways Group, US Airways Group or US Airways or, with respect to AMR, AMR, American, AMR Eagle, or American Eagle (as reorganized pursuant to the Bankruptcy Code or prior to such reorganization if acquired to influence acceptance or rejection of the Plan, the management or control of AMR and its subsidiaries or the reorganization of the Debtors), or, if applicable, any surviving entity or the parent entity resulting from any such transaction, immediately upon consummation thereof;

•

purchase of 10% or more of the equity securities or other ownership interests in, with respect to US Airways Group, US Airways Group or US Airways (other than a public offering of equity securities registered pursuant to the Securities Act) or, with respect to AMR, AMR, American, AMR Eagle, or American Eagle (as reorganized pursuant to the Bankruptcy Code or prior to such reorganization if acquired to influence acceptance or rejection of the Plan, the management or control of AMR and its subsidiaries or the reorganization of the Debtors);

•	purchase of 10% or more of the assets of AMR or US Airways Group, as applicable;

•

with respect to AMR only, purchase of outstanding claims in an amount that would entitle the purchaser of such claims to 10% or more of the equity securities or other ownership interests in AMR or American (as reorganized pursuant to the Bankruptcy Code); or

•	with respect to AMR only, plan of reorganization of any Debtor other than the Plan.

In addition, except as permitted by the Merger Agreement, from the date of the Merger Agreement until the Effective Time or the termination of the Merger Agreement in accordance with its terms, neither AMR nor US Airways Group, as applicable, nor their respective boards of directors nor any committee thereof, will do any of the following, any of which would constitute a change in recommendation by such board of directors:

•	withdraw or modify in a manner adverse to the other party to the Merger Agreement the recommendation of that board of directors of the Merger Agreement or the Merger;

•	recommend any acquisition proposal;

•

fail to include the recommendation of that board of directors of the Merger, with respect to AMR, in the Disclosure Statement or, with respect to US Airways Group, in this prospectus/proxy statement; or

•	take, resolve to take, or permit AMR or US Airways Group, as applicable, or any of their respective subsidiaries or representatives to take, any action described in the preceding three bullet points.

However, before, but not after, with respect to AMR, the entry of the Confirmation Order by the Bankruptcy Court or, with respect to US Airways Group, receipt of the stockholder approval, nothing in the Merger Agreement prevents either AMR or US Airways Group, as applicable (or any of their respective subsidiaries or representatives, or their boards of directors or any committee thereof), from (i) complying with its disclosure obligations under applicable law with regard to an acquisition proposal, provided that, except in specified circumstances, any such disclosure will be deemed a change in recommendation unless the applicable board of directors publicly reaffirms its recommendation of the Merger Agreement and the Merger in such disclosure, (ii) providing information in response to a request for information by the party who has made an unsolicited bona fide written acquisition proposal, or (iii) engaging in any discussions or negotiations with any party who has made an unsolicited bona fide written acquisition proposal, provided that:

•

AMR or US Airways Group, as applicable, has not otherwise breached its obligations regarding acquisition proposals in connection with the receipt of the unsolicited bona fide written acquisition proposal;

•

the party making such acquisition proposal executes a customary confidentiality agreement (excluding standstill provisions) that is no less favorable in any material respect to AMR or US Airways Group, as applicable, than those contained in the non-disclosure agreements between AMR and US Airways Group entered into in connection with the Merger;

•

the board of directors of AMR or US Airways Group, as applicable, reasonably determines that the unsolicited bona fide written acquisition proposal constitutes, or is reasonably likely to lead to a superior proposal; and

•

the board of directors of AMR or US Airways Group, as applicable, reasonably determines, after consultation with its outside legal counsel, that, in light of the unsolicited bona fide written acquisition proposal, a failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable law to, with respect to AMR, the stakeholders of the Debtors or, with respect to US Airways Group, the stockholders of US Airways Group.

A superior proposal is an acquisition proposal by a party other than, with respect to AMR, US Airways Group or its subsidiaries or the Debtors or their subsidiaries or, with respect to US Airways Group, AMR or its subsidiaries or US Airways Group or its subsidiaries that, (i) with respect to AMR, is not, or is not substantially equivalent to, a plan of reorganization in which the Debtors would emerge from the Chapter 11 Cases without entering into a strategic business combination and without obtaining new equity investments of more than $1 billion, and, (ii) with respect to AMR and US Airways Group, involves:

•

a merger, consolidation, or similar transaction pursuant to which such third party or its stockholders would become the beneficial owner or owners of at least 30% of the outstanding shares of common stock or the outstanding voting power of, with respect to AMR, AMR or American (as reorganized pursuant to the Bankruptcy Code), or, if neither AMR or American is the surviving entity, any surviving entity resulting from any such transaction, immediately upon consummation thereof, or, with respect to US Airways Group, US Airways Group or US Airways, or, if applicable, any surviving entity (if neither US Airways Group or US Airways is the surviving entity) resulting from any such transaction, immediately upon consummation thereof;

•

the acquisition of at least 30% of the equity securities or other ownership interests in, with respect to AMR, AMR or American (as reorganized pursuant to the Bankruptcy Code) or, with respect to US Airways Group, US Airways Group or US Airways; or

•	the acquisition of at least 30% of the assets of AMR or US Airways Group, as applicable.

In addition, AMR or US Airways Group, as applicable, may make a change in recommendation with respect to the Merger Agreement and the Merger without breaching the Merger Agreement before, but not after, with respect to AMR, the entry of the Confirmation Order by the Bankruptcy Court and consultation with the UCC’s Advisers or, with respect to US Airways Group, receipt of the stockholder approval:

•

if such change in recommendation does not relate to an acquisition proposal and the board of directors of AMR or US Airways Group, as applicable, determines in good faith, after consultation with its outside legal counsel, that a failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable law to, with respect to AMR, the stakeholders of the Debtors or, with respect to US Airways Group, the stockholders of US Airways Group, taking into account any revisions to the terms of the transactions contemplated by the Merger Agreement proposed by US Airways Group or AMR, respectively, in response to receipt by such party of a notification from AMR or US Airways Group, respectively, that it intends to effect a change in recommendation;

•	if such change in recommendation relates to an acquisition proposal and:

¡

AMR or US Airways Group, as applicable, has not otherwise breached its obligations regarding acquisition proposals in connection with the receipt of the unsolicited bona fide written acquisition proposal;

¡

the board of directors of AMR or US Airways Group, as applicable, determines in good faith, after consultation with its financial adviser and outside counsel, taking into account all relevant factors, including legal, financial, and regulatory aspects of the proposal, the likelihood of obtaining financing, the likelihood of consummation and the party making the proposal, that such acquisition proposal is, with respect to AMR, the highest or otherwise best offer available to the stakeholders of the Debtors (to whom fiduciary duties are owed by the board of directors of AMR) as compared to the transactions contemplated by the Merger Agreement and the Plan, or, with respect to US Airways Group, more favorable, from a financial point of view, to US Airways Group’s stockholders, than the transactions contemplated by the Merger Agreement; and

¡

the board of directors of AMR or US Airways Group, as applicable, determines in good faith, after consultation with its outside legal counsel, that a failure to take such action is reasonably likely to be inconsistent with its fiduciary duties to, with respect to AMR, the stakeholders of the Debtors or, with respect to US Airways Group, the stockholders of US Airways Group, under applicable law, taking into account any revisions to the terms of the transactions contemplated by the Merger Agreement proposed by US Airways Group or AMR, respectively, in response to receipt by such party of a notification from AMR or US Airways Group, respectively, that it intends to effect a change in recommendation; and

•

AMR or US Airways Group, as applicable, provided written notice to the other party of its intention to make (and with respect to AMR, after consulting with the UCC’s Advisers), a change in recommendation, at least five business days before making such change in recommendation.

Each of AMR and US Airways Group also agreed that it would immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any third party with respect to any acquisition proposal as of the date of the Merger Agreement, that it would notify US Airways Group or AMR, respectively, as promptly as practicable (and, in any event, within 24 hours) if any inquiries, proposals, or offers with respect to any acquisition proposals or potential acquisition proposals were received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its representatives, indicating the name of the applicable third party and the material terms and conditions of any related proposal or offer, and to thereafter keep US Airways Group or AMR, respectively, informed, on a current basis, on the status and terms of any such proposal or offer and the status of any such discussions or negotiations.

US Airways Group Stockholders Meeting

The Merger Agreement requires US Airways Group to call and hold a stockholders meeting to vote upon the adoption of the Merger Agreement, which may be the 2013 Annual Meeting of Stockholders, as promptly as practicable after the date of the Merger Agreement and in any event within 45 days after the date that is the later of (i) the date this registration statement becomes effective and (ii) the date on which the Bankruptcy Court orders approval of the Disclosure Statement. Additionally, subject to specified conditions related to its fiduciary duties, the board of directors of US Airways Group has agreed to recommend that its stockholders vote in favor of the adoption of the Merger Agreement.

Publicity

AMR and US Airways Group have agreed to consult with each other prior to issuing any press releases or public announcements with respect to the Merger, the Plan, and the other transactions contemplated by the Merger Agreement and prior to making any substantive filings with any third party or governmental entity with respect thereto, except as may be required by applicable law or by obligations pursuant to any listing agreement with, or rules of, any national securities exchange or by the request of any governmental entity, other than certain permitted actions in respect of an alternative acquisition proposal.

Employee Matters

Prior to the Closing, US Airways Group will use its best efforts to cause each employee of US Airways Group that is party to a US Airways Group Executive CIC Agreement to waive his or her rights under such agreement to accelerated vesting of US Airways Group stock options, US Airways Group stock-settled RSUs, US Airways Group stock-settled SARs, US Airways Group cash-settled RSUs, and/or US Airways Group cash-settled SARs, in each case, solely as a result of the Closing. Instead, such employees are expected to be provided a right to “double trigger” accelerated vesting of such equity awards upon a qualifying termination in connection with the Closing. Each US Airways Group executive officer has agreed to this arrangement.

Prior to the Closing, AMR and/or its subsidiaries will make all minimum required contributions to each AMR compensation and benefit plan that are required to have been made and were not made prior to the Effective Date.

Prior to the Closing, AMR will adopt and approve, to be effective as of the Effective Time, the AAG 2013 IAP, which will be substantially in the form of the 2011 Plan except that references to US Airways Group will be revised to references to AAG and the aggregate number of shares of AAG common stock reserved for issuance pursuant to the AAG 2013 IAP will be equal to 40 million shares of AAG common stock.

AMR has agreed it will, or will cause its subsidiaries to, adopt or otherwise put into effect (i) prior to the Closing, the “ordinary course changes” (as defined and set forth in the AMR Disclosure Letter), which consists of changes in compensation and employee benefits in the ordinary course of business for applicable employees and (ii) promptly after the Merger Support Order is entered by the Bankruptcy Court, the “employee protection arrangements” (as defined and set forth in the AMR Disclosure Letter), which consist of annual and other short term incentive plans for applicable employees, the AMR Alignment Awards, the 2013 Equity Awards, severance agreements with certain senior level managers, severance plans for other applicable employees, a key employee retention program for applicable employees, and the assumption of the long-term incentive plan program awards for certain eligible plan participants, in each case, in the amounts and upon the terms and conditions set forth in the AMR Disclosure Letter, which awards will be effective as of the Effective Time). For additional information about the AMR Alignment Awards and the 2013 Equity Awards, see the section entitled “The Merger—New AAG Compensation Plan and Certain Equity Awards” beginning on page 114.

US Airways Group and AMR have agreed that each employee of US Airways Group, AMR, or any of their respective subsidiaries as of the Closing (including any employee who is full-time, part-time, temporary, on vacation, or on a medical or disability or any other paid or unpaid approved leave of absence) who continues employment with AAG or the Surviving Corporation following the Closing Date (a continuing employee), who is not represented by a labor union and/or whose employment is not covered by a CBA (a non-union continuing employee), will continue to receive, during the one-year period beginning on the Closing Date, base salary or wages that are no less favorable than the base salary or wages received by such non-union continuing employee immediately prior to the Closing Date. During the two-year period beginning on the Closing Date, each non-union continuing employee will be entitled to receive severance pay and benefits that are no less favorable than the severance pay and benefits such non-union continuing employee would have received under the applicable AMR compensation and benefit plan in effect immediately prior to the Closing Date, including as amended or supplemented in accordance with the AMR Disclosure Letter, or any US Airways Group compensation and benefit plan in effect immediately prior to the Closing Date, including as amended or supplemented in accordance with the US Airways Group Disclosure Letter. The employment terms and conditions of each continuing employee who is not a non-union continuing employee will be governed by the applicable labor union agreement and/or CBA.

To the extent permitted by applicable law, AAG will credit, or will cause the Surviving Corporation and its subsidiaries to credit, each non-union continuing employee with his or her years of service with US Airways Group, AMR, or any of their respective subsidiaries and predecessor entities, under any employee benefit plans, programs, and arrangements in which such non-union continuing employee participates following the Closing (the post-closing plans) to the same extent as such non-union continuing employee was entitled immediately prior to the Closing to credit for such service under any similar US Airways Group compensation and benefit plan or AMR compensation and benefit plan, for purposes of eligibility, vesting and, to the extent applicable, calculation of the amount of vacation, travel, and/or severance benefits. Notwithstanding the foregoing, no service prior to the Closing Date will be credited for the purpose of benefit accrual or eligibility for any defined benefit pension plan, early retirement benefits, or subsidies under any defined benefit pension plan, nor for purposes of eligibility under any retiree medical plan, except to the extent required by applicable law (and then only to the extent crediting such service would not result in the duplication of benefits).

In addition, (i) for purposes of each post-closing plan providing medical, dental, pharmaceutical, vision, and/or other health benefits to any non-union continuing employee and his or her dependents, AAG will, or will cause the Surviving Corporation and its subsidiaries to, cause all pre-existing condition exclusions and actively-at-work requirements of such post-closing plan to be waived for such non-union continuing employee and his or her covered dependents, to the extent any such pre-existing condition exclusions or actively-at-work requirements were waived or were inapplicable under the comparable US Airways Group compensation and benefit plan or AMR compensation and benefit plan, and (ii) the post-closing plans will not deny non-union continuing employees coverage on the basis of pre-existing conditions and will credit such non-union continuing employees for any deductibles and out-of-pocket expenses paid in the year of initial participation in the post-closing plans.

On the date the employment of any non-union continuing employee is transferred to AAG or a different subsidiary of AAG, the accrued and unused vacation and any positive account balance under any medical or dependent care expense reimbursement account of such non-union continuing employee will be transferred to such new employer, and such new employer will be responsible for such obligations at or after the date of such transfer, except in the case of a transfer of such expense reimbursement account balances to a new employer that does not maintain any dependent care or medical expense reimbursement account plan. Each non-union continuing employee also will be permitted to continue to have payroll deductions made as most recently elected by him or her under the applicable flexible spending account plan.

AAG will, or will cause the Surviving Corporation and its subsidiaries to, explicitly assume and agree to perform, or cause to be performed, the obligations of US Airways Group or its subsidiaries under those plans and agreements set forth in the US Airways Group Disclosure Letter, which provide severance payments and/or benefits applicable to non-union continuing employees.

Each non-union continuing employee who satisfies the eligibility requirements of a US Airways Group compensation and benefit plan or an AMR compensation and benefit plan that is a 401(k) plan will be eligible to participate in a 401(k) plan maintained by AAG or the Surviving Corporation following the Closing (a post-closing 401(k) plan), and will be credited with eligibility service and vesting service for all periods of service with US Airways Group and AMR, and their respective subsidiaries to the extent so credited with such service under the applicable 401(k) plan as of the Closing Date. Additionally, in the event AAG or any of its subsidiaries terminates a 401(k) plan after the Closing Date, each non-union continuing employee who participates in such plan will, following such termination, become eligible to participate in a post-closing 401(k) plan for purposes of making rollover contributions and, at his or her election, be entitled to roll over his or her outstanding participant loan and related promissory note under the terminated 401(k) plan. During the period commencing on the date of such termination and ending at the time of the rollover of such loan and related promissory notes and related account balances, such loans will continue to be maintained under the applicable 401(k) plan, and AAG will, or will cause the Surviving Corporation to, make payroll deductions in respect of required payments under any such loan and timely remit such amounts to the applicable 401(k) plan as payments on such loan. During such period, provided that the participant continues to make all required installment payments with respect to such loan, such loan will not be placed in default, and AAG or the Surviving Corporation or one of its subsidiaries will take all necessary action to cause such loan not to be placed in default.

Except as otherwise required under applicable law or to the extent expressly set forth in a binding written agreement with AAG, the Surviving Corporation, or any of their respective subsidiaries, non-union continuing employees will be considered to be employed “at will” and nothing will be construed to limit the ability of AAG, the Surviving Corporation, or any of their respective subsidiaries to terminate the employment of any such employee at any time, subject to any applicable severance and related benefits (including any governmental or statutory severance).

With respect to any continuing employee who is located in a jurisdiction where local employment laws provide for an automatic transfer of employees upon transfer of a business as a going concern and such transfer occurs by operation of law (the automatic transferred employees), in the event that the applicable laws of any country require AAG, the Surviving Corporation, or any of their respective subsidiaries to (i) maintain terms and conditions of employment with respect to any automatic transferred employees following the Closing, or (ii) continue or cause to be continued any employment contract of any automatic transferred employees, AAG will cause the entity that employs such automatic transferred employee following the Closing to comply with such requirements to the extent required by such applicable laws; provided, however, that nothing will prevent AAG or the Surviving Corporation from terminating the employment of any automatic transferred employees after the Closing (for which AAG and its subsidiaries will be responsible for any costs or liabilities) or otherwise modifying the terms and conditions of employment of any automatic transferred employees to the extent permitted by law or otherwise agreed with applicable employee(s) or representative(s) thereof. For purposes of the Merger Agreement, terms and conditions of employment means the rights of automatic transferred employees according to their individual terms and conditions of employment with US Airways Group or its subsidiaries immediately prior to the Closing and, where applicable, under company or shop agreements, and any arrangements based on works customs and unilateral undertakings, if and to the extent they provide to an automatic transferred employee direct and enforceable causes of action against the employer.

AAG will take, and may cause any of its subsidiaries to take, any and all actions necessary or appropriate (including, to the extent necessary, under the Plan) to, as of the Effective Time, (i) assume and adopt each US Airways Group compensation and benefit plan and each AMR compensation and benefit plan (including all matters set forth in the Merger Agreement and the AMR Disclosure Letter, but excluding any prepetition equity or equity-equivalent plan or agreement of AMR and its subsidiaries) and to maintain and to perform under such plans and agreements to the same extent as US Airways Group or AMR or their respective subsidiaries would be required to perform under such plans and agreements if the Merger did not take place, and (ii) to the extent applicable, become, or cause the Surviving Corporation to become, a “participating employer” (as applicable) under such US Airways Group compensation and benefits plans and AMR compensation and benefits plans. Without limiting the generality of the foregoing, AAG will assume, as of the Effective Time, all of the AMR compensation and benefits plans which constitute retirement plans, including all such plans subject to Title IV of ERISA and AMR’s Supplemental Executive Retirement Plan (the “AMR Non-Qualified Plan”). US Airways Group will cooperate with AMR and AAG and will take or cause to be taken any and all actions reasonably necessary or appropriate in order to effect this requirement.

The Merger Agreement will not be interpreted as an amendment to any AMR compensation and benefit plan or any US Airways Group compensation and benefit plan or any other compensation and benefits plans maintained for or provided to directors, officers, employees, or consultants of AMR, US Airways Group, AAG, or the Surviving Corporation prior to or following the Effective Time. Nothing in the Merger Agreement will interfere with or limit AAG’s or the Surviving Corporation’s right to amend or terminate any individual plan, program, policy, or arrangement of US Airways Group or any of its subsidiaries, and nothing contained therein will obligate AAG, the Surviving Corporation, or any of their respective subsidiaries to maintain or continue any individual plan, program, policy, or arrangement.

The provisions of the Merger Agreement concerning employee matters are not intended to be for the benefit of or otherwise enforceable by any third person, including any employee of AMR or US Airways Group, or any collective bargaining unit or employee organization. Without limiting the foregoing, nothing contained in the Merger Agreement creates or implies any obligation on the part of US Airways Group, AMR, AAG, the Surviving Corporation, or any of their respective subsidiaries, to provide any continuing employment right to any individual on or after the Closing.

Conditions to the Merger

Conditions to Each Party’s Obligations to Effect the Merger

The respective obligations of each of AMR, AMR Merger Sub, and US Airways Group to complete the Merger are conditioned upon the satisfaction or waiver prior to the Effective Time of each of the following conditions:

•	the Merger Agreement must have been duly adopted by holders of a majority of the outstanding shares of US Airways Group common stock at a meeting of holders of shares of US Airways Group common stock;

•	the waiting period applicable to the Closing under the HSR Act must have expired or been earlier terminated;

•	any approval or authorization required to be obtained under the EU Merger Regulation for the Closing must have been obtained;

•	any approval or authorization required to be obtained from the FAA and the DOT for the Closing must have been obtained;

•

any approval or authorization required to be obtained from any other governmental entity for the Closing must have been obtained, except for those the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on AMR, US Airways Group, or AAG or provide a reasonable basis to conclude that AMR, US Airways Group, or any of their respective directors or officers would be subject to the risk of criminal liability;

•

any approvals or authorization required to be obtained under any other foreign antitrust, competition, or similar laws for the Closing must have been obtained, except for those the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on AMR, US Airways Group, or AAG or provide a reasonable basis to conclude that AMR, US Airways Group, or any of their respective directors or officers would be subject to the risk of criminal liability;

•

no governmental entity of competent jurisdiction may have enacted, issued, promulgated, enforced, or entered any law (whether temporary, preliminary, or permanent) that is in effect and restrains, enjoins, makes illegal, or otherwise prohibits the Closing or the consummation of the other transactions contemplated by the Merger Agreement and no government entity of competent jurisdiction may have proposed (and not withdrawn) an order that could have a material adverse effect on AAG or provide a reasonable basis to conclude that AMR, US Airways Group, or any of their respective directors or officers would be subject to the risk of criminal liability;

•	the shares of AAG common stock to be issued in the Merger and under the Plan must have been authorized for listing on the NYSE or NASDAQ upon official notice of issuance; and

•

the registration statement of which this proxy statement/prospectus forms a part must have become effective under the Securities Act and no stop order suspending its effectiveness may have been issued and no proceedings for that purpose may have been initiated or be threatened by the SEC.

Conditions to Obligations of AMR and AMR Merger Sub

The obligations of AMR and AMR Merger Sub to effect the Merger are also subject to the satisfaction or waiver by AMR at or prior to the Effective Time of the following conditions:

•

each of the representations and warranties made by US Airways Group in the Merger Agreement (without giving effect to any materiality or material adverse effect on US Airways Group qualifications contained therein) must be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date) except (i) where the failure of such representations and warranties to be true and correct (other than with respect to specified representations and warranties relating to the capitalization of US Airways Group) would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on US Airways Group and (ii) where the failure of such specified representations and warranties relating to the capitalization of US Airways Group to be true and correct is not material;

•	US Airways Group must have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;

•

AMR must have received a certificate signed on behalf of US Airways Group by the chief executive officer or chief financial officer of US Airways Group to the effect that the conditions in the prior two bullets have been satisfied;

•

AMR must have received the opinion of Weil, Gotshal & Manges LLP, counsel to AMR, in form and substance reasonably satisfactory to AMR, dated the Closing Date, substantially to the effect that the Merger in conjunction with the Plan will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; and

•

(i) any modifications, amendments, or supplements to the Plan, the Plan Related Documents, or the Confirmation Order that were not filed with the Bankruptcy Court by the Debtors must be in form and substance reasonably acceptable to AMR, (ii) the Plan must have been confirmed by the Bankruptcy Court pursuant to the Confirmation Order, (iii) the Confirmation Order must be in full force and effect and must not have been stayed, modified, or vacated, and (iv) the Effective Date must occur contemporaneously with the Closing Date.

Conditions to Obligations of US Airways Group

The obligation of US Airways Group to effect the Merger is also subject to the satisfaction or waiver by US Airways Group at or prior to the Effective Time of the following conditions:

•

each of the representations and warranties made by AMR and AMR Merger Sub in the Merger Agreement (without giving effect to any materiality or material adverse effect on AMR qualifications contained therein) must be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of that earlier date) except (i) where the failure of such representations and warranties to be true and correct (other than with respect to specified representations and warranties relating to the capitalization of AAG) would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on AMR and (ii) where the failure of such specified representations and warranties relating to the capitalization of AAG to be true and correct is less than a certain threshold of shares of AAG common stock;

•	each of AMR and AMR Merger Sub must have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;

•

US Airways Group must have received a certificate signed on behalf of AMR and AMR Merger Sub by the chief executive officer or chief financial officer of AMR that the conditions in the first, second, sixth, and seventh bullets under this heading “Conditions to Obligations of US Airways Group” have been satisfied;

•

US Airways Group must have received the opinion of Latham & Watkins LLP, counsel to US Airways Group, in form and substance reasonably satisfactory to US Airways Group, dated the Closing Date, substantially to the effect that the Merger in conjunction with the Plan will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

•

(i) the Plan, the Plan Related Documents, and the Confirmation Order must be in form and substance reasonably acceptable to US Airways Group (such acceptance not to be unreasonably delayed, conditioned, or withheld; it being agreed that it would not be reasonable for US Airways Group to object to any Plan, Plan related document, or Confirmation Order that is consistent with the terms of the Merger Agreement, including the requirements of a conforming Plan), (ii) the Plan must have been confirmed by the Bankruptcy Court pursuant to the Confirmation Order, (iii) the Confirmation Order must be in full force and effect and must not have been stayed, modified, or vacated, and (iv) the Effective Date must occur contemporaneously with the Closing Date;

•	the Plan must include each of the components of a conforming Plan as set forth under the heading “Bankruptcy Matters”; and

•	immediately prior to the effectiveness of the Plan:

•	secured indebtedness of the Debtors (other than secured indebtedness with respect to municipal bonds) must not exceed $6.8 billion in aggregate principal amount, subject to certain exceptions;

•	secured indebtedness of the Debtors with respect to municipal bonds must not exceed $1.7 billion in aggregate principal amount, subject to certain exceptions; and

•

certain unpaid administrative expense claims and unpaid claims entitled to priority status under the Bankruptcy Code (other than priority claims related to pensions) must not exceed $400 million in aggregate principal amount.

Termination of the Merger Agreement

Termination by AMR or US Airways Group

The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action taken by the board of directors of the terminating party or parties:

•	by mutual written consent of AMR and US Airways Group, whether before or after the adoption of the Merger Agreement by US Airways Group’s stockholders or the entry of the Confirmation Order;

•

if the Merger is not completed by October 14, 2013, whether that date is before or after the adoption of the Merger Agreement by US Airways Group’s stockholders or the entry of the Confirmation Order, unless (i) as of October 14, 2013, the closing conditions described in the second, third, fourth, fifth, or sixth bullet points under the heading “Conditions to the Merger—Conditions to Each Party’s Obligation to Effect the Merger” above have not been satisfied, in which case the termination date may be extended from time to time by either AMR or US Airways Group one or more times to a date not beyond December 13, 2013; provided that in the event that a party fails to certify compliance with any Second Request for additional information issued by the DOJ or the FTC in connection with the transactions contemplated by the Merger Agreement prior to the 60th day following the issuance of such Second Request, such termination date may be extended by the other party one or more times for an additional number of days beyond December 13, 2013 equal to the number of days that elapsed between such 60th day and the day on which the first party actually certifies compliance with such Second Request, or (ii) as of October 14, 2013, the condition set forth in either the fifth bullet point under the heading “Conditions to the Merger—Conditions to Obligations of AMR and AMR Merger Sub” or the fifth bullet point under the heading “Conditions to the Merger—Conditions to Obligations of US Airways Group” has not been satisfied, the termination date may be extended from time to time by AMR or US Airways Group one or more times to a date not beyond December 13, 2013;

•

if the adoption of the Merger Agreement by US Airways Group common stockholders is not obtained at a stockholders meeting or at any adjournment or postponement of that meeting at which a vote thereon was taken;

•	if 20 days have elapsed after the Bankruptcy Court enters an order denying confirmation of the Plan; or

•

if any order of a governmental entity permanently restraining, enjoining, or otherwise prohibiting the Closing becomes final and non-appealable, except for orders the existence of which would not result in the failure of the closing condition described in the seventh bullet point under the heading “Conditions to the Merger—Conditions to Each Party’s Obligations to Effect the Merger” above.

The foregoing rights to terminate the Merger Agreement will not be available to any party that has breached its obligations under the Merger Agreement in any manner that is the principal contributing factor to the occurrence of the events giving rise to the right to terminate the Merger Agreement.

Termination by US Airways Group

The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by US Airways Group, whether before or after adoption of the Merger Agreement by US Airways Group’s stockholders, if:

•

there is a breach of any representation, warranty, covenant, or agreement made by AMR or AMR Merger Sub in the Merger Agreement, or any representation or warranty becomes untrue or incorrect after the execution of the Merger Agreement, such that the first and second bullet points under the heading “Conditions to the Merger—Conditions to Obligations of US Airways Group” would not then be satisfied and such breach or failure to be true and correct is not cured (if curable) within 45 days of US Airways Group’s providing notice of the breach or failure to AMR;

•

US Airways Group is authorized, by duly authorized action of its board of directors, to enter into a binding written agreement concerning a transaction that constitutes a superior proposal with respect to US Airways Group;

•	AMR knowingly, willfully, and materially, and not inadvertently, breaches any of its obligations under the Merger Agreement relating to acquisition proposals;

•

AMR (i) withdraws or modifies in a manner adverse to US Airways Group the board of directors of AMR’s recommendation of the acceptance of the Plan by the stakeholders of the Debtors who are entitled to vote on the Plan, or fails to include such recommendation in the Disclosure Statement, or (ii) recommends an acquisition proposal with respect to AMR; or

•

the UCC, subject to certain exceptions, (i) withdraws or modifies in a manner materially adverse to US Airways Group the UCC’s recommendation of the acceptance of the Plan by the unsecured creditors holding claims against the Debtors who are entitled to vote on the Plan, or fails to provide to AMR for inclusion in the Disclosure Statement such recommendation, or (ii) recommends an acquisition proposal with respect to AMR; provided that such a withdrawal, modification, failure to provide, or recommendation will not be deemed to have occurred in any event if prior to the earlier of (a) ten business days after the occurrence thereof or (b) two business days prior to the end of the solicitation period for acceptances of the Plan, the AMR board of directors publicly reaffirms its recommendation that the stakeholders of the Debtors who are entitled to vote on the Plan accept the Plan.

Termination by AMR

The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by AMR, whether before or after adoption of the Merger Agreement by US Airways Group’s stockholders, if:

•

there is a breach of any representation, warranty, covenant, or agreement made by US Airways Group, or any such representation or warranty becomes untrue or incorrect after the execution of the Merger Agreement, such that the first and second bullet points under the heading “Conditions to the Merger—Conditions to Obligations of AMR” would not then be satisfied and such breach or failure to be true and correct is not cured (if curable) within 45 days of AMR’s providing notice of the breach or failure to US Airways Group;

•

AMR, by duly authorized action of its board of directors or by order of the Bankruptcy Court, is authorized to enter into a binding written agreement concerning a transaction that constitutes a superior proposal with respect to AMR;

•

US Airways Group knowingly, willfully, and materially, and not inadvertently, breaches any of its obligations under the Merger Agreement relating to acquisition proposals with respect to US Airways Group; or

•

the board of directors of US Airways Group withdraws or modifies in any manner adverse to AMR or AMR Merger Sub its recommendation that the holders of US Airways Group common stock vote to adopt the Merger Agreement, recommends an acquisition proposal with respect to US Airways Group, or fails to include its recommendation that the holders of US Airways Group common stock vote to adopt the Merger Agreement in this proxy statement/prospectus.

Prior to any such termination of the Merger Agreement, AMR will consult with the UCC’s Advisers.

Effect of Termination

If the Merger Agreement is terminated and the Merger is abandoned as described above, the Merger Agreement will be void and of no effect, with no liability on the part of any party to the Merger Agreement, except that certain designated provisions of the Merger Agreement, including the payment of fees and expenses, the confidential treatment of information, and, if applicable, the termination fees described below, will survive the termination of the Merger Agreement.

Termination Fees and Expenses

US Airways Group will promptly, but in no event later than two business days after the date a specified acquisition proposal of US Airways Group is consummated or an agreement with respect thereto is entered into, pay to AMR a termination fee of $55 million, if AMR or US Airways Group, as the case may be, terminates the Merger Agreement because the adoption of the Merger Agreement by US Airways Group common stockholders is not obtained at the stockholders meeting or at any adjournment or postponement of that meeting at which the vote was taken, prior to such termination a specified acquisition proposal was made to US Airways Group or any of its subsidiaries or its stockholders and became publicly known, or any person publicly announced its intention to make such a specified acquisition proposal (and such acquisition proposal was not withdrawn prior to the 2013 Annual Meeting of Stockholders) and within 18 months of termination, US Airways Group consummates or enters into an agreement with respect to a specified acquisition proposal.

US Airways Group will promptly, but in no event later than two business days after the date of termination, pay to AMR a termination fee of $55 million, if:

•

AMR terminates the Merger Agreement because US Airways Group knowingly, willfully, and materially, and not inadvertently, breaches any of its obligations under the Merger Agreement relating to acquisition proposals with respect to US Airways Group;

•

AMR terminates the Merger Agreement because the board of directors of US Airways Group withdraws or modifies in any manner adverse to AMR or AMR Merger Sub its recommendation that the holders of US Airways Group common stock vote to adopt the Merger Agreement, recommends an acquisition proposal with respect to US Airways Group, or fails to include its recommendation that the holders of US Airways Group common stock vote to adopt the Merger Agreement in this proxy statement/prospectus; or

•

US Airways Group terminates the Merger Agreement because US Airways Group, by duly authorized action of its board of directors, is authorized to enter into a binding written agreement concerning a transaction that constitutes a superior proposal with respect to US Airways Group.

US Airways Group will promptly, but in no event later than two business days after the date of termination, pay to AMR a termination fee of $195 million, if:

•

AMR terminates the Merger Agreement because a specified officer of US Airways Group had actual knowledge of a material breach of a representation and warranty as of the date of the Merger Agreement and willfully failed to disclose such breach to AMR such that closing condition to AMR’s obligation to effect the Merger described in the first bullet point under the heading “Conditions to the Merger—Conditions to Obligations of AMR and AMR Merger Sub” above would not be satisfied and that breach is not cured (if curable) within 45 days of AMR’s providing notice of that breach or failure to US Airways Group; or

•

AMR terminates the Merger Agreement because US Airways Group willfully took or failed to take action with actual knowledge of a specified officer of US Airways Group that such action so taken or omitted to be taken constituted a material breach of a covenant under the Merger Agreement such that closing conditions to AMR’s obligation to effect the Merger described in the second bullet point under the heading “Conditions to the Merger—Conditions to Obligations of AMR and AMR Merger Sub” above would not be satisfied and that breach is not cured (if curable) within 45 days of AMR’s providing notice of that breach or failure to US Airways Group.

If US Airways Group fails to promptly pay the termination fee and, in order to obtain that payment, AMR commences a lawsuit which results in judgment against US Airways Group for the termination fee, then US Airways Group will pay AMR its costs and expenses, including attorneys’ fees, in connection with the lawsuit with interest on such amount, and any such costs and expenses, at Citibank’s prime rate effective at the time the termination fee was due. If the termination fee is paid by US Airways Group, those amounts will be AMR’s sole and exclusive remedy under the Merger Agreement.

AMR will promptly, but in no event later than two business days after the date a specified acquisition proposal of AMR is consummated or an agreement with respect thereto is entered into, pay to US Airways Group a termination fee of $135 million, if:

•

AMR or US Airways Group, as the case may be, terminates the Merger Agreement because 20 days have elapsed after the Bankruptcy Court enters an order denying confirmation of the Plan, prior to such termination a specified acquisition proposal was made to AMR and became publicly known, or any person publicly announced its intention to make such a specified acquisition proposal (and such acquisition proposal was not withdrawn prior to the time of solicitation of votes on the Plan), and within 18 months of termination, AMR consummates or enters into an agreement with respect to a specified acquisition proposal.

AMR will promptly, but in no event later than two business days after the date of termination, pay to US Airways Group a termination fee of $135 million, if:

•

US Airways Group terminates the Merger Agreement because AMR knowingly, willfully, and materially, and not inadvertently, breaches any of its obligations under the Merger Agreement relating to acquisition proposals with respect to AMR;

•

US Airways Group terminates the Merger Agreement because AMR (i) withdraws or modifies in a manner adverse to US Airways Group the statement that the board of directors of AMR has recommended the acceptance of the Plan by the stakeholders of the Debtors who are entitled to vote on the Plan, or fails to include such statement in the Disclosure Statement, or (ii) recommends a specified acquisition proposal with respect to AMR;

•

AMR terminates the Merger Agreement because AMR, by duly authorized action of its board of directors or by order of the Bankruptcy Court, is authorized to enter into a binding written agreement concerning a transaction that constitutes a superior proposal; or

•

US Airways Group terminates the Merger Agreement because the UCC (i) withdraws or modifies in a manner materially adverse to US Airways Group the statement that the UCC recommends the acceptance of the Plan by the unsecured creditors holding claims against the Debtors who are entitled to vote on the Plan, or fails to include such statement in the Disclosure Statement, or (ii) recommends a specified acquisition proposal; provided that, any action taken by the UCC in order to comply with its disclosure obligations under applicable law will not be such a withdrawal or modification if concurrently with such action the UCC publicly reaffirms the UCC’s recommendation of the acceptance of the Plan by the unsecured creditors holding claims against the Debtors who are entitled to vote on the Plan; provided that such a withdrawal, modification, or failure to include a recommendation in the Disclosure Statement will not be deemed to have occurred in any event if prior to the earlier of (a) ten business days after the occurrence thereof or (b) two business days prior to the end of the solicitation period for acceptances of the Plan, the AMR board of directors publicly reaffirms its recommendation that the stakeholders of the Debtors who are entitled to vote on the Plan accept the Plan.

AMR will promptly, but in no event later than two business days after the date of termination, pay to US Airways Group a termination fee of $195 million, if:

•

US Airways Group terminates the Merger Agreement because a specified officer of AMR had actual knowledge of a material breach of a representation and warranty as of the date of the Merger Agreement and willfully failed to disclose such breach to US Airways Group such that closing conditions to US Airways Group’s obligation to effect the Merger described in the first bullet point under the heading “Conditions to the Merger—Conditions to Obligations of US Airways Group” above would not be satisfied and that breach is not cured (if curable) within 45 days of US Airways Group’s providing notice of that breach or failure to AMR; or

•

US Airways Group terminates the Merger Agreement because AMR willfully took or failed to take action with actual knowledge of a specified officer of AMR that such action so taken or omitted to be taken constituted a material breach of a covenant under the Merger Agreement such that the closing conditions to US Airways Group’s obligation to effect the Merger described in the second bullet point under the heading “Conditions to the Merger—Conditions to Obligations of US Airways Group” above would not be satisfied and that breach is not cured (if curable) within 45 days of US Airways Group’s providing notice of that breach or failure to AMR.

If AMR fails to promptly pay the termination fee and, in order to obtain that payment, US Airways Group commences a lawsuit which results in a judgment against AMR for the termination fee, then AMR will pay US Airways Group its costs and expenses, including attorneys’ fees, in connection with the lawsuit with interest on such amount, and any such costs and expenses, at Citibank’s prime rate effective at the time the termination fee was due. If the termination fee is paid by AMR, those amounts will be US Airways Group’s sole and exclusive remedy under the Merger Agreement.

Amendment and Waiver

At any time prior to the Effective Time, the parties to the Merger Agreement (with respect to AMR, after consultation with the UCC’s Advisers) may modify or amend the Merger Agreement by written agreement executed and delivered by duly authorized officers of the respective parties, subject to applicable law. However, any material modification to the Merger Agreement prior to the Effective Time will be subject to the approval of the Bankruptcy Court; and (i) any material amendment or modification to the Merger Agreement relating to the composition of the board of directors of AAG or the rights of the UCC or (ii) any amendment or modification to any other provision of the Merger Agreement that materially adversely affects the notice, consent, consultation, or participation rights expressly granted to the UCC or the UCC’s Advisers under the Merger Agreement will require the prior approval of the UCC’s Legal Adviser.

SEC Filings

AMR and US Airways Group agreed to prepare promptly after the date of the Merger Agreement this registration statement on Form S-4 and the related prospectus in connection with the issuance of shares of AAG common stock to stockholders of US Airways Group and to include in this registration statement a proxy statement in connection with the 2013 Annual Meeting of Stockholders that US Airways Group has called and is giving notice of herewith, to, among other things, consider and approve the adoption of the Merger Agreement. AMR agreed to use its reasonable best efforts to file this registration statement with the SEC as promptly as practicable after it was prepared. Each of AMR and US Airways Group, in consultation with the other and, in the case of AMR, in consultation with the UCC’s Advisers, further agreed to use its reasonable best efforts to (i) respond to any comments to this registration statement or this proxy statement/prospectus or requests for additional information from the SEC as soon as reasonably practicable after receipt of any such comments or requests and (ii) have this registration statement declared effective under the Securities Act by the date that is 120 days after the date of the Merger Agreement. US Airways Group also agreed to use its reasonable best efforts to promptly mail this proxy statement/prospectus to the holders of shares of US Airways Group common stock promptly after this registration statement is declared effective by the SEC. AMR agreed to provide the registration statement, and any proposed modifications, amendments, supplements, exhibits, and other similar documents, to US Airways Group and the UCC’s Advisers prior to filing the documents with the SEC and receive US Airways Group’s reasonable approval (such approval not to be unreasonably delayed, conditioned, or withheld) of the form and substance of the documents. US Airways Group agreed to provide this proxy statement/prospectus, and any proposed modifications, amendments, supplements, exhibits, and other similar documents, to AMR prior to mailing it to the stockholders of US Airways Group and receive AMR’s reasonable approval (such approval not to be unreasonably delayed, conditioned, or withheld) of their form and substance.

Reasonable Best Efforts and Regulatory Matters

AMR and US Airways Group agreed to cooperate with each other and use their respective reasonable best efforts to take all actions necessary, proper, or advisable on each of their parts under the Merger Agreement and applicable laws (i) to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports, and other filings (including any required filings under the EU Merger Regulation) and (ii) to obtain as promptly as practicable all material consents, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the Merger or any of the other transactions contemplated by the Merger Agreement. AMR and US Airways Group agreed to use reasonable best efforts to complete a certification of compliance with any Second Request in connection with the transactions contemplated by the Merger Agreement no later than 60 days following the issuance of such Second Request.

Subject to applicable laws relating to the exchange of information, AMR and US Airways Group have agreed to cooperate and consult with one another with respect to communications and filings with governmental entities in connection with the Merger. To the extent permitted by applicable laws, AMR and US Airways Group each will provide the other with all information concerning itself as may be reasonably necessary or advisable in connection with any statement, filing, notice, or application made by or on behalf of AMR, US Airways Group, or any of their respective subsidiaries to any third party and/or any governmental entity in connection with the Merger and the transactions contemplated by the Merger Agreement. Subject to applicable laws and the instructions of any governmental entity, AMR and US Airways Group each will update one another regarding the progress of the transactions contemplated in the Merger Agreement, including promptly providing each other with notices or other communications received from any third party and/or any governmental entity with respect to the Merger and the other transactions contemplated by the Merger Agreement. Each party will give prompt notice to the other of any matter which, to the knowledge of certain specified officers of the reporting party, would be reasonably expected to result in a material adverse effect or of any failure of any condition to the other party’s obligations to effect the Merger. The delivery of any such notice will not affect the remedies available to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

AMR and US Airways Group must cooperate with each other and use their respective reasonable best efforts to defend any lawsuits or legal proceedings or any actions by a governmental entity challenging the Closing or the other transactions contemplated by the Merger Agreement. This obligation to use reasonable best efforts to consummate and make effective the Merger may require, if necessary, that AMR or US Airways Group (i) sell, hold separate, or otherwise dispose of its assets or the assets of its subsidiaries or conduct its business in a specified manner or (ii) permit its assets or the assets of its subsidiaries to be sold, held separate, or disposed of or permit its business to be conducted in a specified manner. However, neither AMR nor US Airways Group is obligated to effect any divestiture or take any other action (a) if doing so would, individually or in the aggregate, reasonably be expected to result in a material adverse effect to AAG, (b) if any such sale, holding separate, or other disposition of assets or conduct of business in a specified manner would be required to be effected prior to the occurrence of the Effective Time, or (c) in the case of AMR, that is not permitted by the Bankruptcy Court after AMR has used its reasonable best efforts to promptly obtain permission from the Bankruptcy Court to take such action.

Treatment of US Airways Group Convertible Debt

If any such notes remain outstanding at the Effective Time, AMR and US Airways Group, and, if advisable, AMR Merger Sub, will enter into a supplemental indenture regarding the US Airways 7.25% Convertible Notes that will contain such provisions as may be required or advisable as a result of the Merger pursuant to the terms of the 7.25% Convertible Note Indenture. Such supplemental indenture is expected to (i) include certain provisions required by the 7.25% Convertible Note Indenture as a result of the Merger, including a provision causing each outstanding US Airways 7.25% Convertible Note to be convertible into the number of shares of AAG common stock that the holder would have received pursuant to the Merger if such holder had converted its

US Airways 7.25% Convertible Notes into shares of US Airways Group common stock immediately prior to the Effective Time and (ii) provide for the guarantee by AAG of US Airways Group’s obligations under the 7.25% Convertible Note Indenture and the US Airways 7.25% Convertible Notes following the Effective Time.

If any such notes remain outstanding at the Effective Time, AMR and US Airways Group, and, if advisable, AMR Merger Sub, will enter into a supplemental indenture in respect of the US Airways 7% Convertible Notes that will contain such provisions as may be required or advisable as a result of the Merger pursuant to the terms of the 7% Convertible Note Indenture. Such supplemental indenture is expected to (i) include the provisions required by the 7% Convertible Note Indenture, including a provision causing each outstanding US Airways 7% Convertible Note to be convertible solely into the number of shares of AAG common stock that the holder would have received pursuant to the Merger if such holder had converted its US Airways 7% Convertible Notes into shares of US Airways Group common stock immediately prior to the Effective Time and (ii) provide for the guarantee by AAG of US Airways Group’s obligations under the 7% Convertible Note Indenture and the US Airways 7% Convertible Notes following the Effective Time.

Fees and Expenses

Whether or not the Merger is completed, the parties will pay all of their own costs and expenses incurred by them in connection with the Merger Agreement and the Merger, except that AMR and US Airways Group will each be responsible for half of the filing or similar fees incurred in connection with any filings made under the HSR Act, the EU Merger Regulation, and any other applicable foreign antitrust, competition, or similar laws.

Director Flight Benefits

The Merger Agreement provides that, as of the Effective Time, AAG will provide: (i) positive space, first class flight privileges to each non-employee member of the AMR board of directors and the US Airways Group board of directors for personal non-business related travel on substantially the same terms as provided as of the date of the Merger Agreement to the fully vested members of the US Airways Group board of directors, which will continue until the later of the death of such individual or such individual’s spouse or life partner, (ii) to each non-employee member of the AMR board of directors and the US Airways Group board of directors, participation in AAG’s flight benefit program for directors, with the exception that only individuals then serving as members of the board of directors of AAG will be entitled to a tax gross-up with respect to their flight privileges or any flight benefit plan benefits, and (iii) flight privileges to each individual (and such individual’s spouse or life partner and dependent children) who, as of the date the Merger Agreement was executed, was a former member of the AMR board of directors and the US Airways Group board of directors on substantially the same terms as such travel privileges were provided to such individual as of the date of the Merger Agreement. As of December 31, 2012, all but one of the US Airways Group non-employee directors was already fully vested in lifetime flight privileges.

Indemnification; Directors’ and Officers’ Insurance

In the Merger Agreement, AAG has agreed to indemnify and hold harmless each director and officer of AMR and its subsidiaries and each director and officer of US Airways Group and its subsidiaries, in each case, who were directors or officers at any time on or after November 29, 2005 in such capacity, for costs, judgments, fines, losses, claims, damages, or liabilities incurred in connection with claims, actions, suits, proceedings, or investigations arising out of matters existing or occurring at or prior to the Effective Time to the fullest extent permitted by applicable law, and to advance expenses as incurred to the fullest extent permitted by applicable law, subject to certain requirements and procedures. AMR will, and if AMR is unable to, AAG will, purchase the six-year “tail” officers’ and directors’ liability and fiduciary insurance policies described in the AMR Disclosure Letter and US Airways Group will, and if US Airways Group is unable to, AAG will cause US Airways Group to, purchase the six-year “tail” officers’ and directors’ liability and fiduciary insurance policies described in the US Airways Disclosure Letter, as applicable, or comparable policies from other reputable insurance providers;

provided that the amount paid for each such policy will not exceed 200% of the annual premium for AMR’s or US Airways Group’s, as applicable, then current policies. AAG will maintain such policies in full force and effect, for their full terms, and continue to honor the obligations thereunder, or if such policies are not obtained, AAG will maintain comparable insurance policies for a period of six years following the Closing, subject to certain limitations.

In addition, all rights to indemnification, advancement of expenses, and exculpation from liabilities now existing in favor of the current or former directors or officers of AMR, US Airways Group, or their respective subsidiaries pursuant to contracts therewith will be assumed by AAG. AAG will honor and perform under all indemnification contracts and organizational documents of AMR, US Airways Group, and their respective subsidiaries. AAG will not, directly or indirectly, amend any such contracts, documents, or provisions of organizational documents with respect to their respective rights to indemnification, advancement of expenses, and exculpation from liabilities for acts or omissions occurring prior to the Effective Time, in any manner adverse to the current or former directors or officers of AMR, US Airways Group, and their respective subsidiaries.

Transition Committee

In order to facilitate the integration of the operations of AMR and US Airways Group and to permit the coordination of their related operations on a timely basis, prior to the Effective Time, AMR and US Airways Group established a transition committee. The transition committee was created in an effort to accelerate to the earliest time practicable following the Effective Time the realization of synergies, operating efficiencies, and other benefits expected to be realized by the parties as a result of the Merger. The transition committee will be managed by the chief executive officers of each of AMR and US Airways Group and with such other members as they mutually agree.

The transition committee will have responsibility for coordinating and directing the efforts of the parties with respect to: (i) the integration of operations and fleet plan of AMR and US Airways Group, (ii) obtaining the required consents and approvals from governmental entities as contemplated by the Merger Agreement, (iii) communications, public relations and investor relations strategy, and approach of the parties regarding the Plan, the Merger, and other transactions contemplated by the Merger Agreement (other than actions in connection with an alternative acquisition proposal), and (iv) other business and operational matters, including the financing needs of AAG and its subsidiaries following the Effective Time, in each case to the extent not in violation of applicable laws. The UCC will have the right to have up to two designees from the UCC’s Advisers attend meetings of the transition committee.

On February 25, 2013, AMR and US Airways Group announced that US Airways Group president J. Scott Kirby and AMR chief restructuring officer Beverly K. Goulet had been named to direct the transition committee efforts.

Specific Performance

AMR, US Airways Group, and AMR Merger Sub agreed that irreparable damage for which monetary damages would not be an adequate remedy would occur were the parties to fail to perform under the Merger Agreement or to take the actions required of them pursuant to the Merger Agreement to consummate the Closing. AMR, US Airways Group, and AMR Merger Sub agreed that each of them will be entitled to an injunction, specific performance, and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, including specific performance in connection with enforcing a party’s obligation to consummate the Closing in accordance with the terms of the Merger Agreement. A party seeking such an injunction will not be required to provide any bond or other security in connection with any such order or injunction. Each of AMR, US Airways Group, and AMR Merger Sub agreed that it will not oppose the granting of an injunction, specific performance, and other equitable relief consistent with the Merger Agreement on the basis that the other parties have an adequate remedy at law.

US Airways Group Tax Plan

On February 13, 2013, in connection with the execution of the Merger Agreement, the board of directors of US Airways Group adopted a Tax Benefit Preservation Plan between US Airways Group and American Stock Transfer & Trust Company, LLC, as rights agent (the “Tax Plan”). The following is a summary of the material terms of the Tax Plan. The full text of the Tax Plan specifying the terms of the Rights (as defined below) is filed as an exhibit to the Current Report on Form 8-K dated February 13, 2013 of US Airways Group and US Airways.

The Tax Plan is designed to help preserve the value of certain deferred tax benefits, including those generated by NOLs and certain other tax attributes (collectively, the “Tax Benefits”), of US Airways Group and AAG. The Tax Plan is designed to reduce the likelihood that changes in US Airways Group’s investor base would limit the future use of the Tax Benefits by US Airways Group or AAG, which would significantly impair the value of the benefits to all stockholders. The board of directors of US Airways Group determined that it was in the best interest of US Airways Group and its stockholders that US Airways Group provide for the protection of the Tax Benefits by adopting the Tax Plan.

The Tax Plan is intended to act as a deterrent to any person acquiring beneficial ownership of 4.9% or more of the outstanding shares of US Airways Group’s common stock, or any existing 4.9% or greater beneficial owner from increasing its percentage of stock ownership, in each case, without the approval of the board of directors of US Airways Group. This would protect the Tax Benefits because changes in beneficial ownership by a person owning less than 4.9% of US Airways Group’s stock are not included in the calculation of “ownership change” for purposes of Section 382 of the Code. The board of directors of US Airways Group has established procedures to consider requests to exempt certain acquisitions of US Airways Group’s securities from the Tax Plan if the board of directors of US Airways Group determines that doing so would not limit or impair the availability of the Tax Benefits of US Airways Group and AAG or is otherwise in the best interests of US Airways Group. For these purposes, a person’s beneficial ownership is determined in accordance with Section 382 of the Code, subject to certain adjustments as set forth in the Tax Plan.

Dividend of Common Stock Purchase Rights

In connection with its adoption of the Tax Plan, the board of directors of US Airways Group declared a dividend of one common stock purchase right (individually, a “Right” and collectively, the “Rights”) for each share of common stock of US Airways Group outstanding at the close of business on February 27, 2013. As long as the Rights are attached to the common stock of US Airways Group, US Airways Group will issue one Right (subject to adjustment) with each new share of the common stock of US Airways Group so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from US Airways Group one tenth of a share of common stock of US Airways Group at a price of $3.00 per one tenth of a share of common stock of US Airways Group (equivalent to $30.00 per whole share of common stock of US Airways Group), subject to adjustment (the “Purchase Price”).

Transfer, “Flip In,” and Exercise of the Rights

The Rights detach from the common stock of US Airways Group and become exercisable at the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 4.9% or more of the common stock of US Airways Group (each such person, an “Acquiring Person”), or such earlier date that a majority of the board of directors of US Airways Group becomes aware of the existence of an Acquiring Person (the “Distribution Date”). The board of directors of US Airways Group may postpone the Distribution Date under certain circumstances.

The Tax Plan provides that any person who beneficially owned shares of common stock of US Airways Group equal to or exceeding 4.9% of the outstanding common stock of US Airways Group immediately prior to the first public announcement of the adoption of the Tax Plan (each, an “Existing Holder”), shall not be deemed to be an “Acquiring Person” for purposes of the Tax Plan unless the Existing Holder becomes the beneficial owner of one or more additional shares of common stock of US Airways Group (other than pursuant to a dividend or distribution paid or made by US Airways Group on the outstanding common stock of US Airways Group in common stock of US Airways Group, pursuant to a split or subdivision of the outstanding common stock of US Airways Group, pursuant to any unilateral grant of any common stock of US Airways Group by US Airways Group). However, if upon acquiring beneficial ownership of one or more additional shares of common stock of US Airways Group, the Existing Holder does not beneficially own shares of common stock of US Airways Group equal to or exceeding 4.9% of the common stock of US Airways Group outstanding, the Existing Holder shall not be deemed to be an “Acquiring Person” for purposes of the Tax Plan.

The Rights will be transferred only with the common stock of US Airways Group until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights). After the Distribution Date, separate rights certificates will be issued evidencing the Rights and become separately transferable apart from the common stock of US Airways Group.

Unless redeemed or exchanged earlier by US Airways Group or terminated, the Rights will expire upon the earliest to occur of (i) the close of business on February 13, 2014, (ii) the close of business on the effective date of the repeal of Section 382 of the Code if the board of directors of US Airways Group determines that the Tax Plan is no longer necessary or desirable for the preservation of the Tax Benefits, (iii) the time at which the board of directors of US Airways Group determines that the Tax Benefits are fully utilized or no longer available under Section 382 of the Code or that an ownership change under Section 382 of the Code would not adversely impact in any material respect the time period in which US Airways Group or any successor or the combined company could use the Tax Benefits, or materially impair the amount of the Tax Benefits that could be used by US Airways Group or any successor or the combined company in any particular time period, for applicable tax purposes, (iv) the time at which the Merger Agreement is terminated, or (v) immediately prior to the consummation of the transactions contemplated by the Merger Agreement. Accordingly, neither the Rights nor the Tax Plan will survive the Merger and therefor neither will be applicable to AAG or its stockholders.

Purchase Price for Exercise of Rights

The Purchase Price payable, and the number of one tenths of a share of common stock of US Airways Group or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock of US Airways Group, (ii) upon the grant to holders of the common stock of US Airways Group of certain rights or warrants to subscribe for or purchase common stock of US Airways Group or convertible securities at less than the then current market price of the common stock of US Airways Group or (iii) upon the distribution to holders of the common stock of US Airways Group of evidences of indebtedness, cash, securities, or assets (other than a regular periodic cash dividend out of earnings or retained earnings of US Airways Group) or of subscription rights or warrants (other than those referred to above).

Merger, Exchange, or Redemption of the Rights

In the event that a person becomes an Acquiring Person or if US Airways Group were the surviving corporation in a merger with an Acquiring Person (other than the Merger to which the Tax Plan is inapplicable by its terms) and shares of the common stock of US Airways Group were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise and payment of ten times the then-current Purchase Price that number of whole shares of common stock of US Airways Group having a market value of twenty times the then-current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, US Airways Group were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof and payment of ten times the then-

current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of twenty times the then-current Purchase Price of one Right.

At any time after a person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding common stock of US Airways Group, the board of directors of US Airways Group may cause US Airways Group to exchange the Rights (other than Rights owned by an Acquiring Person which will have become null and void), in whole or in part, for shares of common stock of US Airways Group at an exchange rate of one share of common stock of US Airways Group per Right (subject to adjustment, or a lesser ratio determined by the board of directors of US Airways Group, if US Airways Group does not have sufficient authorized and unreserved shares of common stock of US Airways Group).

The Rights may be redeemed in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”) by the board of directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the board of directors of US Airways Group in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of US Airways Group beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

Amendment of Tax Benefit Preservation Plan

Any of the provisions of the Tax Plan may be amended by the board of directors of US Airways Group, or a duly authorized committee thereof, for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, US Airways Group may amend or supplement the Tax Plan in any manner that does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or any affiliate or associate of an Acquiring Person).

COMPARATIVE PER SHARE MARKET PRICE DATA

US Airways Group common stock currently trades on the NYSE under the symbol “LCC.” Prior to the Chapter 11 Cases and continuing through January 5, 2012, AMR’s common stock was traded on the NYSE under the symbol “AMR.” On December 29, 2011, the NYSE announced that it would suspend trading and move to delist AMR’s common stock. AMR’s common stock was delisted effective January 5, 2012. As a result, on January 5, 2012, the common stock began trading on the over-the-counter market under the symbol “AAMRQ.”

The table below sets forth, for the periods indicated, the range of high and low per share sales prices for AMR common stock as reported on the NYSE and over-the-counter market, as applicable, and for US Airways Group common stock as reported on the NYSE. For current price information, you should consult publicly available sources. Neither AMR nor US Airways Group paid any dividends during these periods.

The historical price information of US Airways Group stock does not necessarily reflect, and the historical price information of AMR common stock does not reflect the price at which AAG common stock will trade following the Closing. The Plan contemplates the cancellation of all currently outstanding equity securities of AMR. Therefore, it is not meaningful to determine the value of the Merger consideration by reference to current trading values of AMR common stock. Neither AMR nor US Airways Group can anticipate the price at which AAG common stock will trade following the Closing.

	US Airways Group		AMR
	High	Low	High	Low
Fiscal Year 2013
Second Quarter (through June 7, 2013)	$19.70	15.03	$6.85	4.43
First Quarter	17.43	12.70	4.52	0.80
Fiscal Year 2012
Fourth Quarter	$13.75	10.32	$0.99	0.36
Third Quarter	14.51	9.74	0.56	0.36
Second Quarter	13.80	7.41	0.60	0.44
First Quarter	9.91	4.97	0.83	0.24
Fiscal Year 2011
Fourth Quarter	$6.48	3.96	$3.10	0.20
Third Quarter	9.15	4.68	5.54	2.94
Second Quarter	10.35	7.76	6.79	5.40
First Quarter	11.56	7.71	8.89	6.05
Fiscal Year 2010
Fourth Quarter	$12.26	8.94	$8.98	5.92
Third Quarter	11.40	8.02	7.48	5.86
Second Quarter	10.87	5.70	9.35	5.91
First Quarter	8.17	4.47	10.50	6.79
Fiscal Year 2009
Fourth Quarter	$5.40	2.82	$8.33	5.11
Third Quarter	5.60	2.00	9.24	3.93
Second Quarter	5.35	2.11	6.50	3.10
First Quarter	9.70	1.88	12.48	2.40

The following table presents:

•	the last reported sale price of a share of AMR common stock, as reported on the over-the-counter market; and

•	the last reported sale price of a share of US Airways Group common stock, as reported on the NYSE;

in each case, on February 13, 2013, the last full trading day prior to the public announcement of the proposed Merger, and on June 7, 2013, the last practicable trading day prior to the date of this proxy statement/ prospectus.

Date	US Airways Group	AMR
February 13, 2013	$14.66	$1.30
June 7, 2013	$17.02	$4.85

THE COMBINED COMPANY AFTER THE MERGER

General

American Airlines Group Inc.

Following the Closing, AMR will change its name to American Airlines Group Inc., or AAG, and will operate its airlines under the American Airlines® brand, principally through its mainline operating subsidiaries, American and US Airways. AAG is expected to integrate American and US Airways into a single airline, under a single FAA operating certificate, within two years following the Closing, subject to receipt of FAA approval. Following the Closing, US Airways will withdraw from the Star Alliance and join the oneworld® alliance. After giving effect to the Merger, AAG is expected to offer more than 6,700 daily flights to 336 destinations in 56 countries around the world. AMR and US Airways Group expect that AAG will maintain all nine hubs currently served by American and US Airways, resulting in a significantly larger network and more travel options for customers. AMR and US Airways Group also expect that the American Eagle Carriers and the US Airways Group regional carriers will continue to operate as distinct entities, providing seamless service to customers of AAG. AAG will be headquartered in Dallas-Fort Worth and will maintain a significant corporate and operational presence in the Phoenix metropolitan area. AMR and US Airways Group expect AAG to employ approximately 100,000 people around the world. AAG will also provide customers with more choices and increased service across a larger worldwide network, including an enhanced oneworld® alliance, than either American or US Airways could offer independently. Upon integration of the American and US Airways frequent flyer programs, AMR and US Airways Group expect that the AAdvantage® program will become the industry’s leading frequent flyer loyalty program, based on AMR’s and US Airways Group’s anticipation that the AAdvantage® program will have the world’s largest passenger network, the most available award destinations, and the largest number of participants.

Expansive Global Network

AAG is expected to create a competitive alternative to Delta Air Lines and United Airlines by offering a comprehensive domestic flight network as well as a world-class global flight network that will have the scale, breadth, and capabilities to compete with the world’s largest airlines. AAG will combine the flight networks of AMR and US Airways Group, which are highly complementary with few route overlaps. Out of the more than 680 domestic nonstop routes that American and US Airways fly, only 12 nonstop flights overlap. Systemwide, American serves 130 cities not served by US Airways, and US Airways serves 62 cities not served by American. By combining these complementary flight networks, AAG expects to fill gaps in the flight networks provided by each airline individually, improve traffic flows through the existing hubs of American and US Airways, and expand service from those hubs to offer increased connectivity to existing markets and service to new cities. The combination of the two networks will enhance connectivity within the oneworld® alliance—including joint businesses with British Airways and Iberia across the Atlantic, to which Finnair is expected to be added, and with Japan Airlines and Qantas across the Pacific—by creating more options for travel and benefits both domestically and internationally, with connecting service to 83 destinations in Latin America and the Caribbean, 21 destinations in Europe and the Middle East, and five destinations in Asia.

Revitalized Fleet

Including aircraft delivered or scheduled to be delivered to AMR and US Airways Group in 2013, AAG is scheduled to take delivery of more than 600 new aircraft through 2022, including 517 narrowbody aircraft and 90 widebody international aircraft. AAG’s fleet is expected to feature fully lie-flat, all-aisle access premium seating on American’s new Boeing 777-300ER aircraft—similar to US Airways’ Airbus A330 international Envoy service. AAG will also retrofit some of its widebody fleet to include fully lie-flat premium seating in an effort to provide a consistent experience for customers. AMR and US Airways Group expect AAG to have one of the most modern and efficient fleets in the industry with features that will be particularly appealing to business customers.

Expected Synergies

In considering the Merger, management of AMR and US Airways Group analyzed the potential cost and revenue synergies that could be generated by combining the companies, taking into account the benefits already achieved by AMR’s restructuring. AMR and US Airways Group management have estimated that AAG will achieve more than $1 billion in annual net synergies in 2015, including cost synergies of approximately $150 million (after taking into account the improved compensation arrangements negotiated with employees of AAG) and revenue synergies of approximately $900 million. AMR and US Airways Group expect to realize the cost synergies principally by reducing management and administrative overhead, consolidating information technology systems, and combining facilities. AMR and US Airways Group expect to realize the revenue synergies principally from providing significantly enhanced connectivity throughout the world to permit customers, particularly corporate clients, to use AAG for more of their travel needs and from optimizing the scheduling of the combined fleet to better match aircraft size with consumer demand. AMR and US Airways Group also expect to incur transition costs in connection with the Merger and the integration of the businesses of AMR and US Airways Group of approximately $1.2 billion. There can be no assurance that AAG will be able to achieve these cost and revenue synergies at all, or that, if achieved, they can be achieved in a timely manner. In addition to the transition costs expected to be incurred in connection with the Merger, AMR will pay approximately $1.4 billion in cash at emergence to settle certain obligations in connection with the Plan.

Board of Directors and Management of AAG after the Merger

Board of Directors

Following the Closing, the board of directors of AAG will be comprised of 12 members consisting of:

•

five directors designated by the Search Committee, (a) each of whom will be an Independent Director and (b) one of whom will serve as the initial lead Independent Director in accordance with the AAG Bylaws;

•	two directors designated by AMR, each of whom will be an Independent Director and reasonably acceptable to the Search Committee;

•	three directors designated by US Airways Group, each of whom will be an Independent Director;

•	Mr. Horton, the current chairman of the board and chief executive officer of AMR, who will serve as the initial chairman of the board of directors of AAG in accordance with the AAG Bylaws; and

•	Mr. Parker, the current chairman of the board and chief executive officer of US Airways Group.

The Search Committee has designated James F. Albaugh, Jeffrey D. Benjamin, John T. Cahill, Michael J. Embler, and Richard P. Schifter as members of the board of directors of AAG following the Closing, with Mr. Cahill to serve as lead independent director. Biographical information with respect to such individuals is set forth below:

James F. Albaugh (Age 63). Mr. Albaugh has been a senior advisor to The Blackstone Group L.P. since December 2012. Prior thereto, he was President and Chief Executive Officer of The Boeing Company’s Commercial Airplanes business unit from September 2009 through June 2012. Prior to that position, Mr. Albaugh was President and Chief Executive Officer of Boeing’s Integrated Defense Systems business unit from July 2002 to September 2009. Prior to that time, Mr. Albaugh, who joined Boeing in 1975, held various executive positions, including President and Chief Executive of Space and Communications and President of Space Transportation. Mr. Albaugh was a member of Boeing’s Executive Council from 1998 through 2012. Mr. Albaugh is a member of the board of directors of TRW Automotive Holdings Corp. He is also President Elect of the American Institute of Aeronautics and Astronautics; a fellow of the Royal Aeronautical Society; an elected member of the International Academy of Aeronautics and the National Academy of Engineering; a member of the Board of Governors of the Wings Club; a member of the Board of Trustees of Willamette University and a member of the Board of Visitors of Columbia Engineering School. Mr. Albaugh’s experience in the airplane and airline industry, including experience with complex systems, contracts and governmental oversight, as well as his accounting and financial literacy and public company board and corporate governance experience, make him qualified to serve as a member of AAG’s board of directors.

Jeffrey D. Benjamin (Age 51). Mr. Benjamin has been a senior advisor to Cyrus Capital Partners, L.P., a registered investment adviser, since June 2008 and serves as a consultant to Apollo Global Management, LLC, a private investment fund. He was a senior advisor to Apollo Global Management, LLC from 2002 to 2008. Mr. Benjamin serves on the boards of directors of Caesars Entertainment Corp., Exco Resources, Inc., and Chemtura Corporation. He is also Chairman of the board of directors of Spectrum Group International, Inc. He previously served on the boards of directors of Virgin Media Inc., Goodman Global Holdings, Inc., Dade Behring Holdings, Inc., Chiquita Brands International, Inc., McLeodUSA LLC and Mandalay Resort Group, among others. Mr. Benjamin’s experience in the investment industry and extensive experience serving on the boards of directors of public and private companies make him qualified to serve as a member of AAG’s board of directors.

John T. Cahill (Age 56). Mr. Cahill has served as the Executive Chairman of Kraft Foods Group, Inc., a food and beverage company, since October 2012. He joined Kraft Foods, Inc., the former parent of Kraft Foods Group, in January 2012 as Executive Chairman, North American Grocery, and served in that capacity until October 2012. Prior thereto, he served as an industrial partner at Ripplewood Holdings LLC, a private equity firm, from 2008 to 2011. Mr. Cahill spent nine years with The Pepsi Bottling Group, Inc., a beverage manufacturing company, most recently as Chairman and Chief Executive Officer from 2003 to 2006 and Executive Chairman until 2007. Mr. Cahill previously spent nine years with PepsiCo, Inc., a food and beverage company, in a variety of leadership positions. Mr. Cahill currently serves as a member of the board of directors of Colgate-Palmolive Company, a consumer products company, and as a director of Legg Mason, Inc., an investment management firm. Mr. Cahill has also served on the board of directors of Frontier Holdings, Inc., the parent of Frontier Airlines. Mr. Cahill’s leadership and operations experience in management roles at global public companies, as well as his accounting and financial expertise and public company board and corporate governance experience, make him qualified to serve as a member of AAG’s board of directors.

Michael J. Embler (Age 49). Mr. Embler served as the Chief Investment Officer of Franklin Mutual Advisers LLC, an asset management subsidiary of Franklin Resources, Inc., from 2005 to 2009. Mr. Embler joined Franklin Mutual Advisers in 2001 and, prior to becoming Chief Investment Officer in 2005, served as head of its Distressed Investment Group. From 1992 until 2001, he worked at Nomura Holdings America in positions of increasing responsibility culminating in the position of Managing Director co-heading Nomura’s proprietary distressed debt/special situations group. Mr. Embler currently serves on the boards of directors of CIT Group Inc. and NMI Holdings, Inc. He also serves on the Board of Trustees of The Corlears School, a non-profit institution. Mr. Embler has also served on the boards of directors of Abovenet Inc., Kindred Healthcare Inc. and Dynegy Inc. Mr. Embler’s experience in finance, asset management and restructurings, capital markets and capital management make him qualified to serve as a member of AAG’s board of directors.

Richard P. Schifter (Age 60). Mr. Schifter has been a partner at TPG Capital (formerly Texas Pacific Group) since 1994. Prior to joining TPG, Mr. Schifter was a partner at the law firm of Arnold & Porter in Washington, D.C., where he specialized in bankruptcy law and corporate restructuring and represented Air Partners in connection with the acquisition of Continental Airlines in 1993. Mr. Schifter joined Arnold & Porter in 1979 and was a partner from 1986 through 1994. Mr. Schifter is a member of the boards of directors of Republic Airways Holdings Inc., EverBank Financial Corp., American Beacon Advisors, Inc., Direct General Corporation and ProSight Specialty Insurance Holdings, Inc. Mr. Schifter has advised AAG that he will resign from the board of directors of Republic Airways Holdings Inc. prior to becoming a director of AAG. Mr. Schifter has also served on the boards of directors of Ryanair Holdings, PLC, America West Holdings, US Airways Group and Midwest Airlines, Inc. Mr. Schifter is also a member of the board of overseers of the University of Pennsylvania Law School and a member of the board of directors of Youth, I.N.C. (Improving Non-Profits for Children). Mr. Schifter’s experience with airline management, as well as his legal experience and public company board and corporate governance experience, make him qualified to serve as a member of AAG’s board of directors.

AMR has designated Alberto Ibargüen and Ray M. Robinson, current members of the AMR board of directors, as members of the board of directors of AAG following the Closing. For more information about these individuals, see the sections entitled “AMR Board of Directors and Corporate Governance Information—Directors, Executive Officers, and Corporate Governance” beginning on page 245 and “AMR’S Compensation Discussion and Analysis” beginning on page 251.

US Airways Group has designated Matthew J. Hart, Richard C. Kraemer, and Denise M. O’Leary, current members of the US Airways Group board of directors, as members of the board of directors of AAG following the Closing. For more information about these individuals, see the section entitled “Proposal 4: Election of Directors” beginning on page 283 and “US Airways Group Director Compensation” beginning on page 297.

If, prior to the Closing, any of these prospective directors becomes unavailable for any reason to serve as a member of the board of directors of AAG following the Closing (which is not anticipated), a substitute will be designated in accordance with the Merger Agreement.

Each of AMR and US Airways Group believes that these prospective directors are independent within the meaning of the relevant NYSE and NASDAQ rules. In accordance with stock exchange rules, a formal independence determination with respect to each such individual will be made following the Closing by the board of directors of AAG. As of the date of this proxy statement/prospectus, the compensation to be paid to the non-employee directors of AAG has not yet been determined, nor has any determination been made as to committee memberships.

The Search Committee is comprised of (i) four members designated by the UCC and (ii) four members designated by a majority of the initial Consenting Creditors. The Search Committee will be assisted by the UCC’s Legal Adviser and a nationally recognized search firm retained by the UCC’s Advisers. The Search Committee’s mandate is to select director designees based on consensus, but in any event by not less than 75% of the voting members of the Search Committee. For biographical information with respect to Mr. Horton and Mr. Parker, see the sections entitled “AMR Board of Directors and Corporate Governance Information” beginning on page 245 and “Proposal 4: Election of Directors—Continuing Directors” beginning on page 284.

Mr. Horton will serve as chairman of the board of directors of AAG until the earlier of (i) the date that is the first anniversary of the Closing Date, (ii) the day prior to the date of the first annual meeting of stockholders of AAG following the Closing Date (which will in no event occur prior to May 1, 2014), and (iii) the election of a new chairman by the affirmative vote of at least 75% of the members of the board of directors of AAG (rounded up to the next full director), which must include at least one director who was designated as a director by AMR pursuant to the Merger Agreement. Following such time, Mr. Parker will serve as chairman of the board of directors of AAG until the election of a new chairman by the affirmative vote of the board of directors of AAG, which, prior to the date that is the 18 month anniversary of the Closing Date, will require the affirmative vote of at least 75% of the members of the board of directors of AAG (rounded up to the next full director), which must include at least one director who was designated as a director by US Airways Group pursuant to the Merger Agreement.

Management

Mr. Parker will serve as chief executive officer of AAG from the Closing Date until the election of a new chief executive officer by the affirmative vote of the board of directors of AAG, which, prior to the date that is the 18 month anniversary of the Closing Date, will require the affirmative vote of at least 75% of the members of the board of directors of AAG (rounded up to the next full director), which must include at least one director who was designated as a director by US Airways Group pursuant to the Merger Agreement. Mr. Horton will not continue as an officer or employee of AAG following the Closing.

On June 10, 2013, AMR and US Airways Group jointly announced their intention to retain the following individuals, subject to the approval of the board of directors of AAG, as the senior leadership team of AAG or its principal operating subsidiaries following the Closing (in addition to Mr. Parker):

•	J. Scott Kirby, as president (currently president of US Airways Group);

•	Elise R. Eberwein, as executive vice president—people and communications (currently executive vice president—people, communications and public affairs of US Airways Group);

•	Beverly K. Goulet, as chief integration officer (currently senior vice president and chief integration officer of AMR);

•	Robert D. Isom, Jr., as chief operating officer and as chief executive officer of US Airways (currently executive vice president and chief operating officer of US Airways Group);

•	Stephen L. Johnson, as executive vice president, corporate affairs (currently executive vice president—corporate and government affairs of US Airways Group);

•	Derek J. Kerr, as chief financial officer (currently chief financial officer of US Airways Group);

•	Maya Leibman, as chief information officer (currently senior vice president—technology and chief information officer of AMR); and

•	William K. Ris, Jr., as senior vice president, government affairs (currently senior vice president—government and regulatory affairs of AMR).

The designation of the executive officers of AAG will be determined by the board of directors of AAG after the Closing and is expected to be drawn from the executives identified above. As of the date of this proxy statement/prospectus, AAG had not entered into any new plan, contract, or arrangement with any of these individuals with respect to compensation and benefits following the Closing. The compensation programs and policies for AAG are expected to be established by the board of directors of AAG following the Closing. For more information with respect to the foregoing individuals who are current US Airways executive officers, see the sections entitled “US Airways Group Compensation Discussion and Analysis” beginning on page 310 and “US Airways Group Executive Officers” beginning on page 324.

THE PLAN OF REORGANIZATION

The disclosure below provides a summary of the material provisions of the Plan. The Plan, which specifies the terms of the Debtors’ emergence from the Chapter 11 Cases, can be found at www.amrcaseinfo.com. Information on the website identified in the preceding sentence is not incorporated by reference into this proxy statement/prospectus.

The Plan

On April 15, 2013, AMR and the other Debtors filed the Plan and the Disclosure Statement with the Bankruptcy Court, each of which was subsequently amended. On June 7, 2013, the bankruptcy Court entered an order approving the Disclosure Statement. The Plan incorporates and will implement the Merger pursuant to the Merger Agreement. Under the Merger Agreement, US Airways Group’s equity holders will receive 28% of the diluted equity ownership of AAG and the remaining 72% of the diluted equity ownership of AAG will be distributed to the stakeholders, labor unions, and certain employees of AMR and the other Debtors pursuant to the Plan. The aggregate number of shares of AAG common stock issuable under the Plan, whether directly or upon the conversion of AAG Convertible Preferred Stock, will not exceed 72% of the diluted equity ownership of AAG as of the time of the Merger. Upon the effectiveness of the Plan and the Merger, which are anticipated to occur substantially contemporaneously, all shares of existing AMR common stock and other equity interests in AMR will be cancelled and all rights with respect thereto will cease to exist.

Generally, for purposes of the Plan, all 20 Debtors will be “substantively consolidated” into three nodes, consisting of: (i) AMR and certain of its subsidiaries (the “AMR Debtors”), (ii) American and certain of its subsidiaries (the “American Debtors”), and (iii) AMR Eagle and certain of its subsidiaries (the “Eagle Debtors”). As among the AMR Debtors, the American Debtors, and the Eagle Debtors, the Plan will separately classify creditor claims. However, pursuant to the compromises incorporated into the Plan relating to certain inter-creditor issues and the treatment of intercompany claims among the Debtors, general unsecured claims of similar rank and priority will be treated the same under the Plan regardless of the Debtor against which such claim was filed.

Specifically, all creditors holding general unsecured claims against American that are guaranteed by AMR and general unsecured claims against AMR that are guaranteed by American (“Double-Dip Unsecured Claims”) will be treated the same under the Plan. Similarly, all creditors asserting Single-Dip Unsecured Claims will be treated the same regardless of whether the claim is asserted against the AMR Debtors, the American Debtors, or the Eagle Debtors. As used herein, “Single-Dip Unsecured Claims” means the general unsecured claims against the Debtors that are not guaranteed by any other Debtor, other than the claims of the Debtors’ labor unions. In addition, as a result of the economics of the distributions, including the anticipated distributions to holders of existing equity interests in AMR, no distributions will be made with respect to prepetition intercompany claims among the Debtors. The Plan also incorporates the compromise of certain disputes related to three series of DFW revenue bonds by granting them an allowed Single-Dip Unsecured Claim in the amount of 150% of the par amount of the claim plus non-default interest through the Effective Date, subject, however, to a recovery limited to 100% of the allowed claim. The Eagle Debtors have only Single-Dip Unsecured Claims.

The Plan contains the following provisions relating to the treatment of prepetition claims against the Debtors and equity interests in AMR:

•

unless they elect treatment as holders of Single-Dip Unsecured Claims, holders of Double-Dip Unsecured Claims will receive their recovery in shares of AAG Convertible Preferred Stock with a face amount equal to the allowed amount of their claims, including post-petition interest at the non-default rate;

•

holders of Single-Dip Unsecured Claims, and holders of Double-Dip Unsecured Claims that elect to receive such treatment, will receive a portion of their recovery in shares of AAG Convertible Preferred Stock and a portion in shares of AAG common stock;

•	one quarter of the shares of AAG Convertible Preferred Stock will be mandatorily convertible into shares of AAG common stock on each of the 30th, 60th, 90th, and 120th day after the Effective Date.

In addition, subject to certain limitations, holders of AAG Convertible Preferred Stock may elect to convert up to $250 million of the AAG Convertible Preferred Stock during each 30-day period following the Effective Date. Upon the conversion of the remaining AAG Convertible Preferred Stock on the 120th day after the Effective Date, all AAG Convertible Preferred Stock will have been converted to AAG common stock and no AAG Convertible Preferred Stock will then remain outstanding (the conversion price of the AAG Convertible Preferred Stock will vary on each conversion date, based on the volume weighted average price of the shares of the AAG common stock on the five trading days immediately preceding each conversion date, at a 3.5% discount, subject to a cap and a floor price);

•

holders of existing equity securities in AMR will receive an initial distribution of shares of AAG common stock representing 3.5% of the total number of shares of AAG common stock (on an as-converted basis) in addition to the potential to receive additional shares of AAG common stock on each conversion date if the conversion formula provides holders of unsecured claims with shares having a value equal to the allowed amount of their claims;

•

the satisfaction of certain labor-related claims through the allocation to such claims of shares of AAG common stock representing 23.6% of the total number of shares of AAG common stock ultimately distributed to holders of prepetition general unsecured creditors against the Debtors; and

•

the satisfaction in full of all secured, priority, and administrative claims against the AMR Debtors, the American Debtors, and the Eagle Debtors in accordance with the requirements of the Bankruptcy Code.

The distributions made to each of the foregoing stakeholders of the Debtors will be adjusted to take into account any reserves made for disputed claims under the Plan. In addition, as a result of the conversion mechanics of the AAG Convertible Preferred Stock, not all shares of AAG common stock to be distributed to the foregoing stakeholders can be distributed on the Effective Date. However, the number of shares of AAG common stock issued on the Effective Date on account of the labor claims and the existing equity interests in AMR is intended to be the maximum amount possible consistent with their unconditional entitlement to a fixed number of shares under the distribution scheme contemplated by the Plan.

Plan Approval Process

The Closing is conditioned on, among other things, the confirmation of the Plan by the Bankruptcy Court in accordance with the requirements of Chapter 11 and the conditions to the effectiveness of the Plan having been satisfied or waived. Following the filing of the Plan and the Disclosure Statement, the Bankruptcy Court holds a hearing to consider approval of the Disclosure Statement pursuant to Section 1125 of the Bankruptcy Code at which parties in interest may object. After the Disclosure Statement is approved, the Debtors are authorized to solicit votes for the Plan from holders of claims against or equity interests in the Debtors who are entitled to vote on the Plan under the Bankruptcy Code. The Bankruptcy Court held a hearing to approve the Disclosure Statement on June 4, 2013, and entered an order approving the Disclosure Statement on June 7, 2013. Once Plan voting has been completed, the Bankruptcy Court will hold a hearing to consider confirmation of the Plan in accordance with the requirements of the Bankruptcy Code at which parties in interest may object. It is presently anticipated that a confirmation hearing with respect to the Plan will be held on August 15, 2013.

The Support and Settlement Agreement

On February 13, 2013, the Debtors entered into the Support and Settlement Agreement with Consenting Creditors aggregating approximately $1.2 billion of prepetition unsecured claims. Since February 13, 2013, additional Consenting Creditors holding approximately $400 million of prepetition unsecured claims have signed joinders to the Support and Settlement Agreement. On May 14, 2013, the Debtors filed a motion in the Bankruptcy Court seeking approval of the Support and Settlement Agreement. The Bankruptcy Court entered an order approving the Support and Settlement Agreement on June 4, 2013. The Support and Settlement Agreement, together with that certain term sheet attached to the Support and Settlement Agreement (the “Term Sheet”), is intended to address, compromise, and resolve certain inter-creditor issues among unsecured creditors and issues raised as to the validity of the prepetition intercompany claims among American, AMR, and AMR Eagle. The

Support and Settlement Agreement provides a mechanism for holders of allowed prepetition unsecured claims to receive a distribution based on the market value of AAG common stock. It also provides holders of existing AMR equity interests with a guaranteed initial distribution of AAG common stock and the potential to receive additional distributions after all prepetition unsecured creditors are paid in full based upon such market value.

Pursuant to the terms of the Support and Settlement Agreement, each Consenting Creditor has agreed, among other things, and subject to certain conditions, to (i) vote in favor of the Plan, (ii) generally support confirmation and consummation of the Plan, and (iii) not support or solicit any other plan of reorganization in opposition to the Plan.

The Support and Settlement Agreement may be terminated upon the occurrence of certain events, including: (i) certain breaches by the Debtors or Consenting Creditors of the Support and Settlement Agreement; (ii) termination of the Merger Agreement or the announcement by either AMR or US Airways Group of its intent to terminate the Merger Agreement (in which case the Support and Settlement Agreement would terminate automatically); (iii) the failure to meet certain milestones to achieving confirmation and consummation of the Plan; (iv) the filing, amendment, or modification of certain documents, including the Plan, in a manner that is materially inconsistent with the Support and Settlement Agreement and is materially adverse to a Consenting Creditor (in which case the Support and Settlement Agreement may be terminated by such Consenting Creditor solely with respect to itself); (v) the amendment or modification of the Merger Agreement in a manner that is materially adverse to a Consenting Creditor (in which case the Support and Settlement Agreement may be terminated by such Consenting Creditor solely with respect to itself); and (vi) if the volume weighted average price of US Airways Group’s common stock for the 30 trading days ending on the last trading day immediately prior to the date of termination is less than $10.40. Termination of the Support and Settlement Agreement would give the Consenting Creditors the right to withdraw their support of the Plan.

AAG Convertible Preferred Stock

On the Effective Date, AAG will designate the AAG Convertible Preferred Stock. The following summary of the terms of the AAG Convertible Preferred Stock is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designations for the AAG Convertible Preferred Stock. The certificate of designations is expected to be substantially in the form attached to this proxy statement/prospectus as Annex C.

Mandatory Conversion

On each Mandatory Conversion Date (as defined below), a number of shares of AAG Convertible Preferred Stock equal to the lesser of (i) 25% of the total number of shares of AAG Convertible Preferred Stock issued on the Effective Date and (ii) the number of shares of AAG Convertible Preferred Stock outstanding on such Mandatory Conversion Date will automatically be converted into that number of shares of AAG common stock for each share of AAG Convertible Preferred Stock equal to the quotient of (a) the Stated Value (as defined below) of such share of AAG Convertible Preferred Stock divided by (b) the Conversion Price (as defined below) in effect at such Mandatory Conversion Date, with fractional shares being rounded to the nearest full share of AAG common stock.

With respect to each Mandatory Conversion Date, the conversion of shares of AAG Convertible Preferred Stock will be effectuated pro rata among all holders of AAG Convertible Preferred Stock, after giving effect to any Optional Conversions (as defined below) occurring on such conversion date.

“Mandatory Conversion Date” means each of the 30th, 60th, 90th, and 120th days following the Effective Date.

“Conversion Price” means, with respect to any Mandatory Conversion Date or Optional Conversion date, an amount equal to 96.5% of the VWAP calculated with respect to such date; provided, however, that such amount (i) not be less than $10.875 per share of AAG common stock, subject to certain adjustments for dividends, distributions, subdivisions, or combinations (the Conversion Price Floor) and (ii) not greater than the greater of (a) $19.00 and (b) the initial VWAP (based on the volume weighted average price per share of US Airways Group common stock for the five trading days prior to the Effective Date) less the Conversion Price Floor plus such initial VWAP, subject to certain adjustments for dividends, distributions, subdivisions, or combinations (the Conversion Price Cap).

“VWAP” means, with respect to any Mandatory Conversion Date, Optional Conversion date, or any other date of determination, the volume weighted average price of AAG’s common stock for the five trading days ending on the last trading day immediately prior to such date; provided, however, that VWAP, as of the Effective Date and until the AAG common stock is trading on a nationally recognized stock exchange, shall be calculated as the volume weighted average price of the common stock of US Airways Group for the five trading days ending on the last trading day immediately prior to such date. The VWAP shall be calculated by using the “VWAP” function on a Bloomberg terminal by typing either “LCC” or the stock symbol for AAG common stock, as applicable, and then pressing the “EQUITY” key, typing “VWAP,” and then pressing the “GO” key. Once directed to the VWAP screen, the beginning time and date shall be entered as 9:30 a.m. (Eastern Time) on the date five (5) trading days prior to the previous trading day and the ending time and date shall be entered as of 4:30 p.m. (Eastern Time) on the last trading date, and then pressing the “GO” key. For the avoidance of doubt, the “Bloomberg” calculation shall be used for purposes of calculating VWAP.

Optional Conversion

At any time following the fifth trading day after the Effective Date, and from time to time prior to the final Mandatory Conversion Date, each holder of AAG Convertible Preferred Stock has the right to convert all or any portion of the holder’s AAG Convertible Preferred Stock into shares of AAG common stock on the terms and conditions below (each, an Optional Conversion).

Any holder of AAG Convertible Preferred Stock may elect to convert all or any portion of the holder’s AAG Convertible Preferred Stock into that number of shares of AAG common stock equal to the quotient of (i) the Stated Value of such AAG Convertible Preferred Stock divided by (ii) the Conversion Price in effect on the date of such conversion, with fractional shares being rounded to the nearest full share of AAG common stock; provided, however, that the aggregate number of shares of AAG Convertible Preferred Stock converted by all holders of AAG Convertible Preferred Stock pursuant to the Optional Conversion during any Conversion Period (as defined below) will not exceed 10,000,000 shares of AAG Convertible Preferred Stock (the Optional Conversion Cap). The “Conversion Periods” are each period of time ending on a Mandatory Conversion Date and beginning on (a) the day following the immediately preceding Mandatory Conversion Date or (b) the Effective Date, in the case of the first Conversion Period; provided no Optional Conversion may be exercised during certain specified periods at the time of a Mandatory Conversion.

During each Conversion Period, the shares of AAG Convertible Preferred Stock will, subject to the Optional Conversion Cap, be converted on a “first come, first serve” basis, based on when the Optional Conversion became effective.

Liquidation Preference

In the event of liquidation, dissolution, or winding up of AAG, whether voluntary or involuntary (a Liquidation Event) each holder of AAG Convertible Preferred Stock will be entitled to receive, on a pro rata basis with AAG common stock and without preference with respect to AAG common stock, the distribution(s) that such holder would have been entitled to receive as a result of such Liquidation Event with respect to AAG’s common stock assuming the holder’s AAG Convertible Preferred Stock was converted pursuant to an Optional Conversion as of immediately prior to such Liquidation Event.

Redemption

The AAG Convertible Preferred Stock will not be redeemable but will be mandatorily or optionally converted as described above.

Voting Rights

The holders of AAG Convertible Preferred Stock will not have voting rights other than those described below, and except as specifically required by Delaware law.

Each share of AAG Convertible Preferred Stock entitles the holder of the AAG Convertible Preferred Stock to vote with the holders of AAG’s common stock, voting together as a single class, with respect to any and all matters presented to holders of AAG’s common stock for their action, consideration or consent, whether at any special or annual meeting of stockholders, by written action of stockholders in lieu of a meeting, or otherwise. With respect to any such vote, each share of AAG Convertible Preferred Stock held on the record date for determining the stockholders eligible to participate in such vote entitles the holder thereof to cast 2.2989 votes, subject to certain anti-dilution adjustments described below (such number of votes, the Preferred Stock Voting Ratio).

For so long as any shares of AAG Convertible Preferred Stock remain outstanding, AAG will not, without the written consent or affirmative vote at a meeting called for such purpose, given in person or by proxy, by holders of AAG Convertible Preferred Stock holding, in the aggregate, at least a majority of the outstanding shares thereof (excluding any such shares beneficially owned directly or indirectly by AAG or any of its subsidiaries), voting as a separate class, amend, alter, or repeal any provisions of the AAG Certificate of Incorporation or the certificate of designations for the AAG Convertible Preferred Stock that would alter or change the rights, preferences, or privileges of the AAG Convertible Preferred Stock in a manner adverse to the holders of the AAG Convertible Preferred Stock.

In any case in which the holders of the AAG Convertible Preferred Stock will be entitled to vote as a separate class, each holder of AAG Convertible Preferred Stock will be entitled to one vote for each share of AAG Convertible Preferred Stock held on the record date for determining the stockholders eligible to participate in such vote.

Accruals and Dividends

From and after the Effective Date, whether or not there are funds legally available for the payment of dividends and without any action to be taken by the AAG board of directors, the Initial Stated Value (as defined below) of each share of AAG Convertible Preferred Stock will automatically increase in arrears on a daily basis at the a rate of 6.25% per annum to and excluding the applicable Mandatory Conversion Date or Optional Conversion date of the share (the cumulative amount of such increase, as of any date or time of determination, is defined herein as the Accrued Stated Value). The “Stated Value” of any share of AAG Convertible Preferred Stock, as of any date or time of determination, is equal to the sum of (i) $25 (the Initial Stated Value) and (ii) the amount of Accrued Stated Value.

Additionally, in the event that AAG declares or pays any dividends or distribution with respect to AAG’s common stock (excluding any dividends or distributions paid in the form of additional shares of common stock), each holder of AAG Convertible Preferred Stock will be entitled to receive a dividend or distribution per share of AAG Convertible Preferred Stock equal to the dividend or distribution the holder would have received assuming the holder’s AAG Convertible Preferred Stock was converted pursuant to an Optional Conversion.

Adjustments for Stock Splits, Business Combinations, Etc.

The Conversion Price and related Conversion Price Cap, Conversion Price Floor, and Preferred Stock Voting Ratio will be adjusted to give effect to any dividend, distribution, or the other similar adjustment to the AAG common stock during the period that the AAG Convertible Preferred Stock is outstanding.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical consolidated balance sheets of AMR and US Airways Group, giving effect to the Merger as if it had been consummated on March 31, 2013, and the Unaudited Pro Forma Condensed Combined Statements of Operations for the three months ended March 31, 2013 and the year ended December 31, 2012 combines the historical consolidated statements of operations of AMR and US Airways Group, giving effect to the Merger as if it had occurred January 1, 2012, the beginning of the earliest period presented. The historical consolidated financial statements of AMR and US Airways Group have been adjusted to reflect certain reclassifications in order to conform the financial statements’ presentation.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting with AMR treated as the accounting acquirer. Accordingly, US Airways Group’s identifiable assets acquired and liabilities assumed are recognized at their estimated fair values as of the closing date. Goodwill is measured as the excess of the fair value of the consideration transferred in the Merger over the fair value of the identifiable net assets. As of the date of this proxy statement/prospectus, pro forma adjustments made to historical US Airways Group assets and liabilities have been based upon current estimates of fair value that should be considered preliminary and subject to further adjustment as additional information becomes available, additional analyses are performed, and as warranted by changes in current conditions and future expectations. While pro forma adjustments to historical US Airways Group assets and liabilities were based on fair value estimates determined from initial discussions between AMR and US Airways Group management, due diligence efforts, and information available in public filings, the detailed valuation studies necessary to arrive at the required estimates of the fair value of the US Airways Group assets to be acquired and the liabilities to be assumed, as well as the identification of all adjustments necessary to conform AMR and US Airways Group accounting policies, remain subject to completion because prior to the Closing both companies are limited in their ability to share information. Upon the Closing, final valuations and additional analysis will be performed. Finalization of the acquisition accounting may result in material differences to the estimates provided herein.

As more fully described in Note 3 “AMR Fresh Start Accounting,” the historical consolidated balance sheet and statement of operations of AMR used to prepare the Unaudited Pro Forma Condensed Combined Balance Sheet and the Unaudited Pro Forma Condensed Combined Statements of Operations as of and for the three months ended March 31, 2013 and the year ended December 31, 2012 reflect on a pro forma basis “fresh start” accounting adjustments that give effect to AMR’s emergence from Chapter 11 as if it had occurred, for purposes of the historical consolidated balance sheet of AMR, on March 31, 2013 immediately prior to the assumed closing, and for purposes of the historical consolidated statement of operations of AMR, as of the beginning of the year ended December 31, 2012 immediately prior to the assumed closing. The pro forma adjustments made to historical AMR assets and liabilities were based on preliminary estimates of fair value. The detailed valuation studies necessary to arrive at the required estimates of the fair value remain subject to completion. Accordingly, finalization of the fresh start accounting adjustments may result in material differences to the estimates provided herein.

These unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 and the AMR 2012 consolidated financial statements both included herein and US Airways Group’s Quarterly Report on Form 10-Q for the three months ended March 31, 2013 and the Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which are incorporated by reference into this proxy statement/prospectus. The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of AMR would have been had AMR emerged from Chapter 11 and the Merger occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

AMR expects to incur significant costs associated with integrating the operations of AMR and US Airways Group. The unaudited pro forma condensed combined financial statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the Merger. In addition, the unaudited pro forma condensed combined financial statements do not include one-time costs directly attributable to the transaction, employee retention costs, or professional fees incurred by US Airways Group or AMR in connection with the Merger.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

MARCH 31, 2013

	AMR Pro Forma	US Airways Group Historical	Pro Forma Adjustments		Condensed Combined Pro Forma
	Note 3		Note 2
	(In millions)
Assets
Current assets
Cash and cash equivalents	$606	$2,428	$—		$3,034
Short-term investments	3,638	100	—		3,738
Restricted cash and short-term investments	853	—	—		853
Accounts receivable	1,243	490	—		1,733
Aircraft fuel, spare parts and supplies	605	335	55	(a)	995
Prepaid expenses and other	590	715	(299)	(b)	1,006

Total current assets	7,535	4,068	(244)		11,359
Operating property and equipment	11,454	4,959	(211)	(c)	16,202
Other assets
Goodwill	13,452	—	3,767	(d)	17,219
Intangibles	6,570	534	839	(e)	7,943
Restricted cash	—	352	—		352
Other assets	2,167	234	(57)	(b)	2,288
			(56)	(f)

Total other assets	22,189	1,120	4,493		27,802

Total assets	$41,178	$10,147	$4,038		$55,363

Liabilities and stockholders’ equity
Current liabilities
Current maturities of long-term debt and capital leases	$1,286	$1,616	$—		$2,902
Accounts payable	1,840	656	—		2,496
Air traffic liability	3,454	1,537	—		4,991
Frequent flyer deferred revenue	1,509	—	238	(g)	1,747
Accrued liabilities	2,084	1,293	(70)	(b)	2,981
			138	(b)
			(450)	(g)
			27	(h)
			(41)	(i)

Total current liabilities	10,173	5,102	(158)		15,117
Noncurrent liabilities
Long-term debt and capital leases, net of current maturities	7,359	3,278	365	(f)	11,002
Frequent flyer deferred revenue	2,296	—	879	(g)	3,175
Pension and post-retirement benefits	7,966	172	13	(h)	8,151
Other liabilities	3,914	754	579	(b)	5,440
			(124)	(i)
			317	(j)

Total noncurrent liabilities	21,535	4,204	2,029		27,768
Stockholders’ equity
Common stock	5	2	(2)	(k)	7
			2	(l)
Additional paid-in capital	9,465	2,141	(2,141)	(k)	12,471
			3,006	(l)
Accumulated other comprehensive loss	—	(7)	7	(k)	—
Accumulated deficit	—	(1,295)	1,295	(k)	—

Total stockholders’ equity	9,470	841	2,167		12,478

Total liabilities and stockholders’ equity	$41,178	$10,147	$4,038		$55,363

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

			Pro Forma Adjustments
	AMR Pro Forma	US Airways Group Historical	Fair Value Adjustments		Other Merger Adjustments		Condensed Combined Pro Forma
	Note 3		Note 2
	(In millions, except per share amounts)
Operating revenues
Passenger—Mainline	$4,606	$2,197	$—		$(25	)(r)	$6,778
Passenger—Regional	679	758	—		—		1,437
Cargo	155	41	—		—		196
Other	685	384	(5	)(m)	26	(r)	1,090

Total operating revenues	6,125	3,380	(5)		1		9,501
Operating expenses
Aircraft fuel	2,200	861	—		(265	)(t)	2,796
Wages, salaries and benefits	1,517	636	(4	)(n)	(170	)(t)	2,035
					45	(s)
					11	(s)
Regional expenses	—	795	1	(m)	769	(t)	1,560
			(5	)(o)
Maintenance, materials and repairs	383	166	1	(m)	(65	)(t)	484
			(1	)(p)
Other rent and landing fees	346	143	1	(o)	(56	)(t)	434
Aircraft rent	171	154	(41	)(o)	(1	)(t)	283
Selling expenses	276	113	—		(33	)(t)	356
Depreciation and amortization	196	67	9	(p)	(42	)(t)	230
Special items	28	39	—		(20	)(u)	47
Other expenses	919	303	—		(136	)(t)	1,089
					3	(r)

Total operating expenses	6,036	3,277	(39)		40		9,314

Operating income	89	103	34		(39)		187
Non-operating income (expense)
Interest expense, net	(235)	(84)	(18	)(q)	—		(337)
Other, net	(9)	25	—		—		16

Total non-operating expense, net	(244)	(59)	(18)		—		(321)

Income (loss) before income taxes	(155)	44	16		(39)		(134)
Income tax benefit	(22)	—	—		—		(22)

Net income (loss)	$(133)	$44	$16		$(39)		$(112)

Earnings (loss) per share
Basic	$(0.25)	$0.27	—		—		$(0.16	)(v)
Diluted	$(0.25)	$0.26	—		—		$(0.16	)(v)
Weighted average shares outstanding
Basic	536	163	—		—		699	(v)
Diluted	536	207	—		—		699	(v)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

			Pro Forma Adjustments
	AMR Pro Forma	US Airways Group Historical	Fair Value Adjustments		Other Merger Adjustments		Condensed Combined Pro Forma
	Note 3		Note 2
	(In millions, except per share amounts)
Operating revenues
Passenger—Mainline	$18,667	$8,979	$—		$(123	)(r)	$27,523
Passenger—Regional	2,914	3,326	—		—		6,240
Cargo	669	155	—		—		824
Other	2,670	1,371	(20	)(m)	81	(r)	4,102

Total operating revenues	24,920	13,831	(20)		(42)		38,689
Operating expenses
Aircraft fuel	8,735	3,489	—		(1,012	)(t)	11,212
Wages, salaries and benefits	6,767	2,488	(9	)(n)	(648	)(t)	8,810
					168	(s)
					44	(s)
Regional expenses	—	3,162	6	(m)	2,984	(t)	6,135
			(19	)(o)
			2	(p)
Maintenance, materials and repairs	1,400	672	4	(m)	(267	)(t)	1,800
			(9	)(p)
Other rent and landing fees	1,304	556	4	(o)	(223	)(t)	1,641
Aircraft rent	601	643	(182	)(o)	(6	)(t)	1,056
Selling expenses	1,050	466	—		(137	)(t)	1,379
Depreciation and amortization	815	245	33	(p)	(170	)(t)	923
Special items	387	34	—		(27	)(u)	394
Other expenses	3,428	1,220	—		(521	)(t)	4,115
					(12	)(r)

Total operating expenses	24,487	12,975	(170)		173		37,465

Operating income	433	856	150		(215)		1,224
Non-operating income (expense)
Interest expense, net	(598)	(343)	(76	)(q)	—		(1,017)
Other, net	268	124	—		—		392

Total non-operating expense, net	(330)	(219)	(76)		—		(625)

Income before income taxes	103	637	74		(215)		599
Income tax provision	—	—	—		—		—

Net income	$103	$637	$74		$(215)		$599

Earnings per share
Basic	$0.19	$3.92	—		—		$0.86	(v)
Diluted	$0.19	$3.28	—		—		$0.85	(v)
Weighted average shares outstanding
Basic	536	162	—		—		698	(v)
Diluted	539	204	—		—		743	(v)

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1.    Basis of Presentation

On February 13, 2013, AMR entered into the Merger Agreement whereby US Airways Group will become a wholly-owned subsidiary of AMR. Following the confirmation of the Plan and Closing, AMR will change its name to American Airlines Group Inc., or AAG. Under the terms of the Merger Agreement, each outstanding share of US Airways Group common stock will be exchanged for one share of AAG common stock in the Merger. US Airways Group equity awards that consist of stock options and both cash-settled and stock-settled SARs and RSUs will convert upon the Closing into stock options and equity awards with respect to AAG common stock.

The transaction will be accounted for as a business acquisition using the acquisition method of accounting in accordance with ASC 805, “Business Combinations,” with AMR considered the acquirer of US Airways Group.

The accompanying unaudited pro forma condensed combined financial statements present the pro forma consolidated financial position and results of operations of AAG based upon the historical financial statements of AMR and US Airways Group, after giving effect to AMR’s emergence from Chapter 11 (see Note 3), the Merger, and adjustments described in these notes, and are intended to reflect the impact of the Merger on AMR’s consolidated financial statements.

The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings due to operating efficiencies or revenue synergies expected to result from the Merger.

The Unaudited Pro Forma Condensed Combined Balance Sheet gives effect to the Merger as if it had been consummated on March 31, 2013 and includes estimated pro forma adjustments for the preliminary valuations of net assets acquired and liabilities assumed. These adjustments are subject to further revision as additional information becomes available and additional analyses are performed. The Unaudited Pro Forma Condensed Combined Statements of Operations gives effect to the Merger as if it had been consummated on January 1, 2012, the beginning of the earliest period presented.

Acquisition Accounting Adjustments

Acquisition accounting adjustments include adjustments necessary to reflect the value of tangible and intangible assets and liabilities of US Airways Group and to conform the accounting policies of US Airways Group to those of AMR.

Fair Value Adjustments

The unaudited pro forma condensed combined financial statements reflect the preliminary assessment of fair values and lives assigned to the assets and liabilities being acquired. Fair value estimates were determined from initial discussions between AMR and US Airways Group management, due diligence efforts, and information available in public filings. The detailed valuation studies necessary to arrive at the required estimates of the fair value of US Airways Group’s assets to be acquired and the liabilities to be assumed, as well as the identification of all adjustments necessary to conform AMR and US Airways Group’s accounting policies, remain subject to completion. Significant assets and liabilities adjusted to fair value which are subject to finalization of valuation studies include spare parts and supplies, property and equipment, identifiable intangible assets, aircraft leases, deferred revenue, and debt obligations.

Purchase Price

The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect the fair value of the identifiable net assets acquired and the excess fair value of the consideration transferred in the Merger to goodwill. The fair value of the consideration transferred, or the purchase price, in these unaudited pro forma condensed combined financial statements is approximately $3.0 billion. This amount was derived as described below, based on the outstanding shares of US Airways Group common stock at May 10, 2013, the exchange ratio of one share of AAG common stock for each share of US Airways Group common stock, and a price per share of AAG common stock of $17.76, which represents the closing price of US Airways Group common stock on May 10, 2013. The actual number of shares of AAG common stock issued in the Merger to US Airways Group equity holders will be based upon the actual number of shares of US Airways Group common stock outstanding when the Merger closes, and the valuation of those shares will be based on the trading price of US Airways Group’s common stock when the Merger closes. US Airways Group equity awards outstanding at the Closing Date will be assumed by AAG and converted into equity awards with respect to AAG common stock. Vested equity awards held by employees of US Airways Group are considered part of the purchase price. Accordingly, the purchase price includes an estimated fair value of equity awards to be issued by AAG of approximately $95 million.

The preliminary purchase price is calculated as follows:

(In millions, except per share data)
Assumed outstanding shares of US Airways Group common stock to be exchanged (a)	164
Exchange ratio	1.0

Assumed shares of AAG common stock	164
Price per share	$17.76

Fair value of AAG shares issued	$2,913
Fair value of AAG equity awards issued in exchange for outstanding US Airways Group equity awards	95

Total estimated purchase price	$3,008

(a)	Excludes 38 million shares issuable upon conversion of US Airways Group convertible notes. For accounting purposes, these convertible notes are considered liabilities assumed by AMR and included at their estimated fair values within “Long-term debt and capital leases” on the accompanying Unaudited Pro Forma Condensed Combined Balance Sheet.

The table below presents a summary of US Airways Group’s net assets based upon a preliminary estimate of their respective fair values as of March 31, 2013:

(In millions)
Cash and cash equivalents	$2,428
Other current assets	1,396
Operating property and equipment	4,748
Goodwill	3,767
Identifiable intangibles	1,373
Other noncurrent assets	473
Long-term debt and capital leases, including current portion	(5,259)
Air traffic liability	(1,537)
Frequent flyer deferred revenue	(1,117)
Pension and post-retirement benefits	(185)
Other liabilities assumed	(3,079)

Total estimated purchase price	$3,008

Upon completion of the fair value assessment after the Merger, AMR anticipates that the ultimate fair values of the net assets acquired will differ from the preliminary assessment outlined above. Generally, changes to the initial estimates of the fair value of the assets and liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

Other Merger Adjustments

The unaudited pro forma condensed combined financial statements reflect adjustments to conform US Airways Group’s accounting policy for its frequent flyer liability to AMR’s policy upon emergence from Chapter 11 to the deferred revenue method. US Airways Group previously used the incremental cost method to account for mileage credits earned through purchased tickets.

The unaudited pro forma condensed combined financial statements reflect certain reclassifications between various categories of AMR’s operating expenses in order to conform the presentation of regional expenses between AMR and US Airways Group.

The US Airways’ pilots and all labor groups at AMR voted to ratify MOUs that will become effective upon Closing. The pro forma financial statements reflect the impacts of higher wage rates and modifications to certain benefits associated with these MOUs.

Items Excluded from the Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined financial statements do not include any adjustments for liabilities that may result from integration activities, as management is in the process of making these assessments. However, significant liabilities ultimately may be recorded for employee severance and/or relocation, costs of vacating some facilities, and costs associated with other exit and integration activities.

AMR and US Airways Group anticipate the Merger will result in significant annual revenue, operating, and cost synergies that would be unachievable without completing the Merger. No assurance can be made that AAG will be able to achieve these revenue, operating, and cost synergies, and the synergies have not been reflected in the unaudited pro forma condensed combined financial statements. In addition, annualized benefits that AMR achieved during the Chapter 11 process have not been reflected in the unaudited pro forma condensed combined financial statements.

The Unaudited Pro Forma Condensed Combined Statement of Operations does not include any material non-recurring charges that will arise as a result of the Merger.

Note 2.    Pro Forma Adjustments

The unaudited pro forma condensed combined financial statements reflect the following:

(a)	Aircraft fuel, spare parts, and supplies. An adjustment to reflect the fair value of US Airways Group’s spare parts.

(b)	Operating leases. Adjustments were made to (i) eliminate the prepaid and accrued amounts associated with straight-line lease expense recognition, which reduced prepaid expenses and other by $299 million and accrued liabilities by $70 million and (ii) record fair values for US Airways Group’s aircraft and facility operating leases. These adjustments resulted in a $57 million decrease to other assets, a $138 million increase to accrued liabilities, and a $579 million increase to other non-current liabilities. The fair value is computed as the net present value of the difference between the stated lease rates and the fair market rates.

(c)	Operating property and equipment. An adjustment to reflect the fair value of US Airways Group’s owned property and equipment.

(d)	Goodwill. To record the goodwill resulting from the Merger. Goodwill is not amortized, but rather is assessed for impairment at least annually or more frequently whenever events or circumstances indicate that goodwill might be impaired.

(e)	Intangibles. Adjustment to reflect the fair value of US Airways Group’s identifiable intangible assets, including Slots, marketing agreements, customer relationships, certain contracts, and trademarks. Certain of these assets will not be amortized and as such be subject to an annual impairment review.

The following table presents information about the identifiable intangibles:

Intangible Asset	Fair Value	Book Value	Change	Valuation Method	Useful Life
Slots	$973	$504	$469	Market approach	Indefinite
Customer relationships	290	-	290	Income approach	8 yrs
Marketing agreements	80	-	80	Income approach	24 yrs
Trademarks	30	30	-	Income approach	2 yrs

Total	$1,373	$534	$839

(f)	Long-term debt and capital leases. Adjustments were made to (i) eliminate other noncurrent assets primarily associated with deferred debt issuance costs and (ii) record long-term debt and capital leases at fair value, including the fair value of US Airways Group convertible notes. The difference between the fair value and the face amount of each borrowing is amortized as interest expense over the remaining term of the borrowing based on the maturity dates.

(g)	Frequent flyer deferred revenue. Adjustments were made to (i) eliminate $450 million from accrued liabilities, including $173 million for the incremental cost liability related to mileage credits earned by US Airways Group’s frequent flyer members through purchased tickets and $277 million for the deferred revenue associated with mileage credits sold to business partners and (ii) record the fair value of outstanding mileage credits for US Airways Group’s frequent flyer program of $1.1 billion (of which $238 million represents the current portion and $879 million represents the noncurrent portion).

(h)	Pilot MOU. US Airways’ pilots voted to ratify a MOU that will become effective upon Closing. Adjustments were made to reflect the effect of this MOU.

(i)	Other liabilities. Adjustments to reduce US Airways Group’s accrued liabilities and other noncurrent liabilities related to the elimination of deferred gains and credits associated with certain long-term contracts that require no further performance obligations.

(j)	Income taxes. Adjustment to record the deferred tax impact of acquisition accounting adjustments related to indefinite lived intangible assets.

(k)	US Airways Group stockholders’ equity. The elimination of all of US Airways Group’s stockholders’ equity, including common stock, additional paid-in capital, accumulated other comprehensive loss, and accumulated deficit.

(l)	AAG common stock issuance. An estimated 164 million shares of AAG common stock will be issued to US Airways Group’s stockholders, at a per price share of $17.76, totaling $2.9 billion. Additionally, vested equity awards with a fair value of $95 million that will be issued for converted US Airways Group equity awards are included in the purchase price.

(m)	Deferred gains and credits. Adjustments were made to eliminate deferred gains and credits associated with certain long-term contracts that require no further performance obligations.

(n)	Profit sharing expense. A decrease to US Airways Group’s profit sharing and other variable compensation program expense recorded in wages, salaries, and benefits expense due to the decrease in profitability as a result of these pro forma adjustments.

(o)	Operating leases. Adjustments were made related to the impact of recording the fair value of US Airways Group’s aircraft and facility operating leases. The fair value is computed as the net present value of the difference between the stated lease rates and the fair market rates. Additionally, US Airways Group records rent expense for leases with uneven payments on a straight-line basis. Adjustments were made to reflect the impact of adjusting its straight-line rent expense based on its remaining lease payments post-Merger as follows:

•

For the three months ended March 31, 2013: (i) aircraft rent expense—an $11 million decrease due to straight-line rent and a $30 million decrease due to fair value; (ii) regional expenses—a $2 million decrease due to straight-line rent and a $3 million decrease due to fair value; and (iii) other rent and landing fees—a $1 million increase due to straight-line rent.

•

For the year ended December 31, 2012: (i) aircraft rent expense—a $58 million decrease due to straight-line rent and a $124 million decrease due to fair value; (ii) regional expenses—a $9 million decrease due to straight-line rent and a $10 million decrease due to fair value; and (iii) other rent and landing fees—a $4 million increase due to straight-line rent.

(p)	Spare parts and supplies, owned property, and equipment, and intangible assets. Adjustments were made to reflect the impact of recording the fair value of US Airways Group’s spare parts and supplies, owned property and equipment, and intangible assets. For the three months ended March 31, 2013 and the year ended December 31, 2012, the pro forma adjustment to depreciation and amortization expense is comprised of an increase of $15 million and $56 million, respectively, related primarily to the pro forma increase in the value of finite-lived intangible assets, partially offset by a decrease of $6 million and $23 million, respectively, resulting from conforming to AMR’s intangible amortization policy.

(q)	Interest expense. For the three months ended March 31, 2013 and the year ended December 31, 2012, an increase to interest expense of $22 million and $89 million, respectively, to reflect the impact of recording the fair value of US Airways Group’s long-term debt and capital leases, offset by $4 million and $13 million, respectively, for the impact of eliminating deferred debt issuance costs amortization.

(r)	Frequent flyer revenue. Adjustments were made to reflect the application of the deferred revenue method of accounting for US Airways Group’s frequent flyer program in order to conform to AMR’s frequent flyer accounting policy and also to reflect the effects of adjusting US Airways Group’s frequent flyer liability to fair value. In addition, US Airways Group will apply the relative selling price method to recognize the revenue components related to frequent flyer miles sold to business partners under the provisions of ASC 605-25, “Multiple Element Arrangements.” Previously, US Airways Group used the residual method of accounting to determine the revenue related to the transportation and marketing components as it had not materially modified any significant agreements. Generally, as compared to the residual method, the relative selling price method increases the value of the marketing component recorded in other revenue. Under the relative selling price method, approximately 66% of the total consideration related to the miles sold to business partners was attributed to the marketing component (recognized immediately) and 34% was attributed to the transportation component (recognized upon mileage redemption). Application of the deferred revenue method and multiple element guidance results in a decrease in passenger revenue of $19 million and $6 million, respectively, for the three months ended March 31, 2013, and a decrease in passenger revenue of $116 million and $7 million, respectively, for the year ended December 31, 2012. Application of the multiple element guidance results in an increase in other revenue of $26 million and $81 million for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively.

(s)	Wages, salaries, and benefits. Reflects impact of MOUs that were ratified by various labor groups of which $45 million relates to US Airways’ pilots and $11 million relates to certain AMR labor groups for the three months ended March 31, 2013 and $168 million relates to US Airways’ pilots and $44 million relates to certain AMR labor groups for the year ended December 31, 2012.

(t)	Conforming reclassifications. Certain reclassifications have been made between various categories of AMR’s operating expenses and regional expenses for presentation conformity.

(u)	Merger transaction costs. Elimination of one-time costs directly attributable to the Merger.

(v)	The pro forma combined basic and diluted earnings per share for the three months ended March 31, 2013 and the year ended December 31, 2012 is calculated as follows:

	Pro Forma Quarter Ended March 31, 2013	Pro Forma Year Ended December 31, 2012
	(In millions, except per share data)
Pro forma net income (loss)	$(112)	$599
Effect of US Airways Group convertible notes	—	31

Pro forma net income (loss) for purposes of computing diluted earnings per share	$(112)	$630
Basic weighted average shares outstanding, including shares issuable pursuant to Plan of reorganization (a)	536	536
Estimated shares of AAG common stock to be issued:
US Airways Group shares issued and outstanding (b)	163	162

Basic weighted average shares outstanding	699	698
Dilutive effects of securities
AAG stock awards	—	3
US Airways Group stock awards	—	4
US Airways Group convertible notes	—	38

Diluted weighted average shares outstanding	699	743

Pro forma basic earnings (loss) per share	$(0.16)	$0.86

Pro forma diluted earnings (loss) per share	$(0.16)	$0.85

(a)	Represents shares of AAG common stock issuable pursuant to the Plan to holders of allowed general, unsecured claims, assuming 208 million US Airways Fully Diluted Shares. Stakeholders, labor unions, and certain employees of the Debtors will receive 72% diluted equity ownership in AAG.

(b)	Represents estimated shares of AAG common stock to be issued after giving effect to the 1.00 exchange ratio as determined in the Merger Agreement.

Note 3.    “Fresh Start” Accounting

Upon emergence from Chapter 11, AMR will finalize all appropriate accounting entries associated with the Plan and adopt “fresh start” accounting in accordance with ASC 852, “Reorganizations.” Final reorganization entries include the issuance of AAG equity to the Debtors’ stakeholders, labor unions, and certain employees in accordance with the Plan. “Fresh start” accounting requires resetting the historical net book value of remaining assets and liabilities to fair value by assigning the entity’s reorganization value to the fair value of its assets and liabilities pursuant to ASC 805. Goodwill will be measured as the excess of the reorganization value over the fair values of identifiable net assets. The adoption of “fresh start” accounting will result in AMR becoming a new entity for financial accounting purposes. Accordingly, the AMR consolidated financial statements post-adoption are not comparable to the AMR consolidated financial statements prior to that date.

To enhance the comparability of the information presented, the Unaudited Pro Forma Condensed Combined Statements of Operations for the three months ended March 31, 2013 and the year ended December 31, 2012 includes pro forma historical financial statements of AMR adjusted to reflect (i) the effects of final anticipated reorganization entries and the adoption of “fresh start” accounting as if implemented on January 1, 2012 and (ii) changes in certain accounting principles as if adoption in connection with the adoption of “fresh start” accounting had occurred on January 1, 2012. Certain amounts reclassified from liabilities subject to compromise to long term debt and capital leases, net of current maturities and pension and post-retirement benefits are subject to modification during the Chapter 11 process. The reorganization value is subject to adjustment to reflect changes in the estimated reorganization value to be determined by the Bankruptcy Court. The fair value of individual assets and liabilities is subject to change and could result in material differences to the values estimated in the Unaudited Pro Forma Condensed Consolidated Balance Sheet and Statement of Operations.

The tables below present the historical results for AMR after giving effect to the current estimated “fresh start” adjustments.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

March 31, 2013

	AMR Historical	Pro Forma Adjustments		AMR Pro Forma
	(In millions)
Assets
Current assets
Cash and cash equivalents	$606	$—		$606
Short-term investments	3,638	—		3,638
Restricted cash and short-term investments	853	—		853
Accounts receivable	1,243	—		1,243
Aircraft fuel, spare parts and supplies	595	10	(a)	605
Prepaid expenses and other	590	—		590

Total current assets	7,525	10		7,535
Operating property and equipment	13,305	(1,851)	(b)	11,454
Other assets
Goodwill	—	13,452	(c)	13,452
Intangibles	863	5,707	(d)	6,570
Restricted cash	—	—		—
Other assets	2,159	8	(e)	2,167

Total other assets	3,022	19,167		22,189

Total assets	$23,852	$17,326		$41,178

Liabilities and stockholders’ equity (deficit)
Current liabilities
Current maturities of long-term debt and capital leases	$1,286	$—		$1,286
Accounts payable	1,440	400	(f)	1,840
Air traffic liability	3,454	—		3,454
Frequent flyer deferred revenue	1,726	(217)	(g)	1,509
Accrued liabilities	2,084	—		2,084

Total current liabilities	9,990	183		10,173
Noncurrent liabilities
Long-term debt and capital leases, net of current maturities	7,021	338	(h)	7,359
Frequent flyer deferred revenue	—	2,296	(g)	2,296
Pension and post-retirement benefits	6,730	1,236	(i)	7,966
Other liabilities	1,708	2,206	(j)	3,914

Total noncurrent liabilities	15,459	6,076		21,535
Liabilities subject to compromise	6,779	(6,779)	(k)	—
Commitments and contingencies
Stockholders’ equity (deficit)
Common stock	341	(341)	(l)	5
		5	(m)
Additional paid-in capital	4,483	(4,483)	(l)	9,465
		9,465	(m)
Treasury stock at cost	(367)	367	(l)	—
Accumulated other comprehensive loss	(3,030)	3,030	(l)	—
Accumulated deficit	(9,803)	9,803	(l)	—

Total stockholders’ equity (deficit)	(8,376)	17,846		9,470

Total liabilities and stockholders’ equity (deficit)	$23,852	$17,326		$41,178

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Three Months Ended March 31, 2013

	AMR Historical	Pro Forma Adjustments		AMR Pro Forma
	(In millions, except per share amounts)
Operating revenues
Passenger—Mainline	$4,614	$(8	)(n)	$4,606
Passenger—Regional	679	—		679
Cargo	155	—		155
Other	650	35	(n)	685

Total operating revenues	6,098	27		6,125
Operating expenses
Aircraft fuel	2,200			2,200
Wages, salaries and benefits	1,484	33	(p)	1,517

Maintenance, materials and repairs	383	—		383

Other rent and landing fees	346	—		346

Aircraft rent	164	7	(q)	171

Selling expenses	276	—		276

Depreciation and amortization	246	(50	)(r)	196

Special items	28	—		28

Other expenses	919	—		919

Total operating expenses	6,046	(10)		6,036

Operating income	52	37		89
Non-operating income (expense)
Interest expense, net	(246)	11	(s)	(235)

Other, net	(9)	—		(9)

Total non-operating expense, net	(255)	11		(244)

Income (loss) before reorganization items, net	(203)	48		(155)
Reorganization items, net	(160)	160	(t)	—

Income (loss) before income taxes	(363)	208		(155)
Income tax provision (benefit)	(22)	—	(u)	(22)

Net income (loss)	$(341)	$208		$(133)

Earnings (loss) per share
Basic	$(1.02)	—		$(0.25	)(v)
Diluted	$(1.02)	—		$(0.25	)(v)
Weighted average shares outstanding
Basic	335	—		536	(v)
Diluted	335	—		536	(v)

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2012

	AMR Historical	Pro Forma Adjustments		AMR Pro Forma
	(In millions, except per share amounts)
Operating revenues
Passenger—Mainline	$18,743	$(76	)(n)	$18,667
Passenger—Regional	2,914	—		2,914
Cargo	669	—		669
Other	2,529	141	(n)	2,670

Total operating revenues	24,855	65		24,920

Operating expenses
Aircraft fuel	8,717	18	(o)	8,735
Wages, salaries and benefits	6,897	(130	)(p)	6,767
Maintenance, materials and repairs	1,400	—		1,400
Other rent and landing fees	1,304	—		1,304
Aircraft rent	550	51	(q)	601
Selling expenses	1,050	—		1,050
Depreciation and amortization	1,015	(200	)(r)	815
Special items	387	—		387
Other expenses	3,428	—		3,428

Total operating expenses	24,748	(261)		24,487

Operating income	107	326		433
Non-operating income (expense)
Interest expense, net	(612)	14	(s)	(598)
Other, net	268	—		268

Total non-operating expense, net	(344)	14		(330)

Income (loss) before reorganization items, net	(237)	340		103
Reorganization items, net	(2,208)	2,208	(t)	—

Income (loss) before income taxes	(2,445)	2,548		103
Income tax provision (benefit)	(569)	569	(u)	—

Net income (loss)	$(1,876)	$1,979		$103

Earnings (loss) per share
Basic	$(5.60)	—		$0.19	(v)
Diluted	$(5.60)	—		$0.19	(v)
Weighted average shares outstanding
Basic	335	—		536	(v)
Diluted	335	—		539	(v)

(a)	Aircraft fuel, spare parts, and supplies. An adjustment to reflect the fair value of AMR’s spare parts.
(b)	Operating property and equipment. An adjustment to reflect fair value of AMR’s owned property and equipment.
(c)	Goodwill. An adjustment to reflect reorganization value in excess of the fair value of tangible and identifiable intangible assets, net of liabilities. Goodwill is not amortized, but rather is assessed for impairment at least annually or more frequently whenever events or circumstances indicate that goodwill might be impaired.

(d)

Intangibles. Adjust AMR’s identifiable intangible assets to fair value. These intangible assets reflect the estimated fair value of its trade name, Slots, oneworld® and joint business alliance agreements, marketing agreements, customer relationships, and certain contracts. Currently, certain of these assets have been determined to be indefinite-lived, and thus will not be amortized and as such be subject to an annual impairment review. The following table presents information about the identifiable intangibles:

Intangible Asset	Fair Value	Book Value	Change	Valuation Method	Useful Life
Routes & Slots	$3,170	$863	$2,307	Income approach, market approach	Indefinite
oneworld® alliance and partnerships	870	—	870	Income approach	Indefinite
Trade name	1,070	—	1,070	Income approach	Indefinite
Customer relationships	350	—	350	Income approach	9 to 28 years
Marketing partners	1,110	—	1,110	Income approach	26 years

Total	$6,570	$863	$5,707

AMR estimated the fair value of each of these assets under the provisions of ASC 820, “Fair Value Measurement,” utilizing various income approach methods, including relief-from-royalty, royalty savings, and excess earnings. Each method requires the use of a discount rate to determine the fair value of the economic benefits expected to be derived by the respective assets. Additionally, the methods use estimates based upon projected cash flows from operations, royalty charges, customer attrition factors, performance history, and contractual relationships. In order to determine the estimated useful lives of the respective assets, AMR looked to those periods where the asset is expected to derive cash flows, some of which AMR has concluded to be an indefinite period of time.

(e)	Other assets. Adjustments were made to (i) eliminate other noncurrent assets associated with deferred debt issuance costs of $126 million; (ii) eliminate prepaid amounts relating to straight line expense recognition of $78 million; and (iii) record the fair value of certain favorable AMR aircraft operating leases and other assets of $196 million.
(f)	Accounts payable. Adjustment to reinstate or accrue certain liabilities related to certain administrative claims and cure cost from Liabilities subject to compromise upon emergence from Chapter 11 which are expected to be paid in cash.
(g)

Frequent flyer deferred revenue. An adjustment to revalue AMR’s obligation under the AAdvantage® program to reflect the estimated fair value of miles to be redeemed in the future. Adjustments of $2.3 billion to increase and a reduction of $217 million were reflected for the fair value of these miles in long-term and current classifications, respectively. Effective with the Debtors’ emergence from the Chapter 11 Cases, AMR will change its accounting policy from an incremental cost basis to a deferred revenue model for miles earned through travel.

(h)	Long-term debt and capital leases. Adjustments were made to (i) record a net premium of $269 million to reflect the fair value of AMR’s long term debt (the difference between the fair value and the face amount of each borrowing is amortized as interest expense over the remaining term of the borrowings based on maturity dates); and (ii) reinstate $69 million of secured debt from liabilities subject to compromise upon emergence from Chapter 11.
(i)	Pension and post-retirement benefits. Adjustment to reinstate post-retirement benefits from liabilities subject to compromise upon emergence from Chapter 11. AMR has filed an action in Bankruptcy Court seeking a declaration that AMR has the legal authority to modify these benefits and is awaiting a decision. Depending on the outcome, the $1.2 billion liability may be reduced or eliminated.
(j)	Other noncurrent liabilities. Adjustments were made to (i) to record $1.8 billion deferred tax impact of “fresh start” accounting adjustments related to indefinite lived assets; (ii) record the fair value of certain unfavorable AMR aircraft operating leases of $499 million; (iii) eliminate $248 million of deferred gains associated with certain long term contracts; (iv) reinstate $94 million of special facility revenue bonds from liabilities subject to compromise upon emergence from Chapter 11; and (v) record a net premium of $12 million to reflect the fair value of special facility revenue bonds.

(k)	Liabilities subject to compromise. Elimination of liabilities subject to compromise upon emergence from Chapter 11.
(l)	AMR stockholders’ equity. The elimination of all of AMR’s stockholders’ equity, including common stock, additional paid-in capital, accumulated other comprehensive loss, and accumulated deficit.
(m)	AAG common stock issuance. The reorganization value of AAG is estimated to be $9.5 billion assuming an estimated 536 million shares of AAG common stock to be issued to stakeholders, labor unions, and certain employees. The reorganization value is based on the trading market price of US Airways Group common stock. AMR believes the trading value of US Airways Group common stock is the best indicator of AAG common stock to be issued based on the following factors:
•

The market price of a publicly traded security in a liquid, established and regulated market is generally accepted by financial advisors and other relevant professionals as a reasonable indicator of the current value for such security;

•	US Airways Group common stock currently is listed and traded on the New York Stock Exchange and is a highly liquid security;
•

Pursuant to and upon consummation of the Merger, holders of US Airways Group common stock will receive one share of AAG common stock in exchange for each share of existing US Airways Group common stock held; and

•	The terms of the Merger have been publicly announced.
(n)	Revenues. Pro forma revenue assumes application of changing from the incremental cost to the deferred revenue method to account for frequent flier miles earned by AMR’s customers, as well as adoption of the provisions of ASC 605-25, “Multiple Element Arrangements,” which requires allocation of total consideration to each element of the arrangement based upon their relative selling prices versus deferring the full fair value of the undelivered element and recognizing the residual amount into revenue for elements of the arrangement that have been earned, which is AMR’s current policy. Application of the deferred revenue methodology and multiple element guidance results in a decrease in passenger revenue of $3 million and $5 million, respectively, for the three months ended March 31, 2013 and a decrease in passenger revenue of $43 million and $33 million, respectively, for the year ended December 31, 2012. Application of multiple element guidance results in an increase in other revenue of $35 million and $141 million for three months ended March 31, 2013 and for the year ended December 31, 2012, respectively, with a corresponding offset in deferred revenue versus the residual method. Upon application of the multiple element guidance, approximately 54% and 46% of the total consideration for miles sold to affinity partners will be attributed to the marketing element (recognized immediately) and the travel element (recognized upon miles redemption), respectively, which currently represent the two elements identified by AMR within affinity partner transactions.
(o)	Aircraft fuel. An increase in fuel expense results from the elimination of fuel hedge gains included in accumulated other comprehensive loss at January 1, 2012.
(p)	Wages, salaries, and benefits. The elimination of the amortization of actuarial gains/losses included in accumulated other comprehensive loss at January 1, 2012 results in a decrease in net benefit costs.
(q)	Aircraft Rent. Adjustments were made related to (i) the impact of recording the fair value of AMR’s aircraft operating leases decreased rent expense by $4 million for the three months ended March 31, 2013 and $17 million for the year ended December 31, 2012; and (ii) elimination of deferred gains associated with long term contracts increased rent expense of $11 million for the three months ended March 31, 2013 and $68 million for the year ended December 31, 2012.
(r)	Depreciation and amortization. Inventories, Operating Property & Equipment, and Finite-Lived Intangible assets are marked to fair value according to certain valuation methods including appraisals and discounted cash flow analysis. The estimated fair values of Operating Property & Equipment, estimated to be depreciated according to current policies over their estimated remaining economic life, were lower than current book values resulting in a pro forma decrease in depreciation expense of $63 million and $251 million for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively, partially offset by an increase in amortization expense of $13 million and $51 million for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively, related to the pro forma increase in the value of AMR’s finite-lived intangible assets.

(s)	Interest expense, net. Adjustments were made to reflect the following: (i) amortization of discounts and premiums related to the revaluation of AMR’s debt and capital lease obligations results in a decrease to interest expense of $10 million for the three months ended March 31, 2013 and $4 million for the year ended December 31, 2012; (ii) elimination of debt issue costs of $4 million for the three months ended March 31, 2013 and $21 million for the year ended December 31, 2012; and (iii) elimination of deferred gains associated with long term contracts of $3 million for the three months ended March 31, 2013 and $11 million for the year ended December 31, 2012.
(t)	Reorganization items, net. Adjustment to reflect the elimination of reorganization items, net.
(u)	Income tax expense (benefit). Elimination of non-cash tax benefit allocation for the year ended December 31, 2012, between other comprehensive income and loss from continuing operations is not required as the pro forma consolidated statement of operations reflects income from continuing operations.
(v)	Earnings per Share. Pro forma basic earnings per share are based on AAG basic weighted average shares outstanding for the three months ended March 31, 2013 and the year ended December 31, 2012. Pro forma diluted earnings per share is based on AAG diluted weighted average shares outstanding for the year ended December 31, 2012.

DESCRIPTION OF CAPITAL STOCK OF AAG

The following information is a summary of the AAG capital stock and is qualified by reference to the provisions of the DGCL and AAG’s form of certificate of incorporation and bylaws, which are each expected to be substantially in the form included as Annexes B and D, respectively, to this proxy statement/prospectus.

AAG’s authorized capital stock will consist of 1.75 billion shares of common stock, par value $0.01, and 200 million shares of preferred stock, par value $0.01. It is a condition to the Closing that the shares of AAG common stock be authorized for listing on the NYSE or NASDAQ prior to the Effective Time. AMR will use its reasonable best efforts to cause the shares of AAG common stock to be authorized for listing on the NYSE or NASDAQ upon official notice of issuance, prior to the Closing Date.

Common Stock

Dividends

Holders of AAG common stock will share equally in any dividend or other distribution declared by AAG’s board of directors, subject to the rights of holders of any outstanding preferred stock.

Voting Rights

Holders of AAG common stock will be entitled to one vote per share on all matters submitted to a vote of common stockholders, except that voting rights of non-U.S. citizens are limited to the extent that the shares of common stock held by such non-U.S. citizens would otherwise be entitled to more than 24.9% of the aggregate votes of all outstanding AAG common stock, preferred stock, warrants, rights, or options to purchase AAG common stock and certain other equity-type interests of AAG (collectively, “AAG Securities”). Holders of common stock will have no right to cumulate their votes. Unless otherwise required by applicable law, the AAG Certificate of Incorporation or the AAG Bylaws, or the rules or regulations of any stock exchange applicable to AAG, any question brought before any meeting of the stockholders, other than the election of directors, requires the affirmative vote of holders of a majority of the total number of votes of AAG’s capital stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter, voting as a single class, provided a quorum is present.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of AAG, holders of AAG common stock would be entitled to receive the assets and funds legally available for distribution in proportion to the number of shares held by them after payments to creditors and of preferential amounts, if any, to which any holders of preferred stock may be entitled. If AAG has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distributions and/or liquidation preferences. In such case, AAG must pay the applicable distribution to holders of its preferred stock, if required pursuant to the terms of any such preferred stock, before it may pay distributions to holders of AAG common stock.

Other Rights

In the event of a Merger or consolidation of AAG with or into another entity, the holders of shares of AAG common stock will be entitled to receive the same per share consideration on a per share basis.

Holders of shares of AAG’s capital stock will not be entitled to preemptive rights to purchase additional shares.

Preferred Stock

General

AAG’s board of directors will be authorized to issue up to 200 million shares of preferred stock from time to time, in one or more series, with such voting powers, full or limited, or without voting powers and with such designations, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof, as are stated and expressed in the resolution or resolutions providing for the issuance thereof adopted by AAG’s board of directors.

AAG’s board of directors may authorize the issuance of preferred stock with voting rights that affect adversely the voting power or other rights of its other classes of stock, including the common stock described above. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, also could have the effect of delaying, deferring, or preventing a change in control or causing the market price of AAG’s common stock to decline. Except for the AAG Convertible Preferred Stock, AAG has no current plans to issue preferred stock.

AAG Convertible Preferred Stock

On the Effective Date, AAG will designate a series of AAG Convertible Preferred Stock, which will be issued to certain stakeholders of AMR and the Debtors in accordance with the terms of the Plan. All of the AAG Convertible Preferred Stock will be converted into AAG common stock by 120 days after the Effective Date. For a detailed description of the terms of the AAG Convertible Preferred Stock, see the sections entitled “The Plan of Reorganization—The Support and Settlement Agreement” beginning on page 156 and “The Plan of Reorganization—AAG Convertible Preferred Stock” beginning on page 157.

Certain Anti-takeover Provisions of AAG’s Certificate of Incorporation and Bylaws

Certain provisions of the AAG Certificate of Incorporation and the AAG Bylaws may have the effect of delaying or preventing a change in control if its board of directors determines such change in control is not in the best interests of AAG and its stockholders. These provisions include, among other things, the following:

•	the ability to authorize undesignated preferred stock with super voting, special approval, dividend, or other rights or preferences that could impede the success of any attempt to acquire AAG;

•	advance notice procedures for stockholder proposals to be considered at stockholders’ meetings;

•	the ability of AAG’s board of directors to fill vacancies on the board;

•	a prohibition against stockholders taking action by written consent;

•	a prohibition against stockholders calling special meetings of stockholders;

•

certain restrictions on security ownership by persons who are not citizens of the U.S. (for a more detailed description, see the section entitled “Other Provisions Restricting Transfer and Ownership” below);

•

certain restrictions on transfer of securities by persons or groups holding 4.75% or more of AAG’s capital stock or transfers resulting in a new person or group holding 4.75% or more of AAG’s capital stock (for a more detailed description, see the section entitled “Other Provisions Restricting Transfer and Ownership” below);

•	requiring the approval of holders of at least 80% of the voting power of the shares entitled to vote in the election of directors to modify or amend the AAG Bylaws; and

•	super-majority voting requirements to modify or amend specified provisions of the AAG Certificate of Incorporation.

AAG will also be subject to the provisions of Section 203 of the DGCL, which prohibits business combinations with interested stockholders. Interested stockholders do not include stockholders whose acquisition of AAG’s securities is pre-approved by the board of directors in accordance with Section 203 of the DGCL.

Other Provisions Restricting Transfer and Ownership

IRS and DOT Restrictions on Transfer and Ownership

The AAG Certificate of Incorporation will also impose certain restrictions on the transferability and ownership of AAG Securities in order to comply with U.S. law and related rules and regulations of the DOT and to reduce the possibility that subsequent changes in the ownership of AAG Securities could result in limitations on the use of the significant NOL Carryforwards and other valuable tax attributes of AAG and its subsidiaries.

Charter Restrictions on Transfer

Subject to certain exceptions, or the prior approval of the board of directors of AAG, the AAG Certificate of Incorporation will restrict (i) any person or entity (including certain groups of persons) from directly or indirectly acquiring or accumulating AAG Securities if such person or entity would become a person or entity with a percentage ownership of 4.75% or more of AAG Securities (a “Substantial Stockholder”) or if such acquisition would increase the percentage stock ownership (as determined under applicable tax law principles) of a Substantial Stockholder, and (ii) for three years and six months after the Effective Date, any person or entity from directly or indirectly disposing of AAG Securities if such transferor is a Substantial Stockholder or such disposition would result in a decrease in the percentage stock ownership of a Substantial Stockholder. For purposes of computing the percentage stock ownership of a holder of AAG Convertible Preferred Stock, such holder’s percentage stock ownership will be the greater of the percentage computed (a) based on the ownership of the AAG Convertible Preferred Stock and (b) based on the ownership of the maximum amount of AAG common stock into which the AAG Convertible Preferred Stock of such holder may convert at any time over the life of the AAG Convertible Preferred Stock. These restrictions may remain in effect for as long as eight years after the Effective Date and may be waived by the board of directors of AAG on a case-by-case basis.

These provisions are not intended to prevent a takeover, but are intended to protect and maximize the value of AAG’s stockholders’ interests. Since these provisions have the effect of encouraging persons seeking to acquire control of AAG to negotiate with AAG’s board of directors, they could enable the board of directors of AAG to prevent a transaction that some, or a majority, of AAG’S stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors.

Charter Restrictions on Ownership

Certain provisions of the AAG Certificate of Incorporation provide for limits on the voting and ownership of AAG Securities. Pursuant to the provisions of the AAG Certificate of Incorporation, persons who are not citizens of the U.S. are not entitled to own or have voting control over more than 24.9% of the aggregate votes of all outstanding AAG Securities or 49.9% of the total number of outstanding shares of all outstanding AAG Securities.

This restriction on ownership is not intended to prevent a takeover, but is intended to ensure compliance with applicable law and protect and maximize the value of AAG’s stockholders’ interests. Since these provisions have the effect of prohibiting certain persons from acquiring control of AAG, the AAG Certificate of Incorporation may have the effect of preventing a transaction that some, or a majority, of AAG’s stockholders might believe to be in their best interests.

For a more detailed description of the provisions of the AAG Certificate of Incorporation and the AAG Bylaws, see the section entitled “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 180.

COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

Both US Airways Group and AMR are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently governed by the DGCL and, following the Closing, the rights of AAG stockholders will be governed by the DGCL. Upon the Closing, stockholders of US Airways Group will exchange their shares of US Airways Group common stock for AAG common stock. Accordingly, upon the Closing, the rights of US Airways Group stockholders who become stockholders of AAG in the Merger will be governed by the DGCL, the AAG Certificate of Incorporation and the AAG Bylaws, which are each expected to be substantially in the form attached to this proxy statement/prospectus as Annexes B and D, respectively.

As indicated in the Merger Agreement, AMR will file its amended and restated certificate of incorporation, referred to herein as the AAG Certificate of Incorporation, with the Delaware Secretary of State and adopt its amended and restated bylaws, referred to herein as the AAG Bylaws, at the time of the Closing, at which time both documents will go into effect. Immediately following the time of the Closing, AAG will file an amendment to the AAG Certificate of Incorporation with the Delaware Secretary of State changing its name from AMR Corporation to American Airlines Group Inc.

The following is a summary of material differences between the current rights of US Airways Group stockholders and the proposed rights of AAG stockholders. While AMR and US Airways Group believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of US Airways Group and AAG stockholders and it is qualified in its entirety by reference to the DGCL, the certificates of incorporation and bylaws of US Airways Group and the AAG Certificate of Incorporation and AAG Bylaws to which AMR and US Airways Group refer in this summary. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other, equally important differences do not exist. Each of AMR and US Airways Group urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL, and the other documents to which AMR and US Airways Group refer in this proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of US Airways Group and being a stockholder of AAG. US Airways Group has filed with the SEC its certificate of incorporation and bylaws referenced in this summary of stockholder rights and will send copies of these documents to you, without charge, upon your request. See the section entitled “Additional Information” beginning on page 347.

	US Airways Group	AAG

Authorized Capital Stock	The authorized capital stock of US Airways Group consists of 400 million shares of common stock, par value $0.01 per share.	The authorized capital stock of AAG will consist of (i) 1.75 billion shares of common stock, par value $0.01 per share, and (ii) 200 million shares of preferred stock, par value $0.01 per share.

Preferred Stock	US Airways Group’s certificate of incorporation does not provide for the issuance of preferred stock.	The AAG Certificate of Incorporation will expressly authorize its board of directors at any time, and from time to time, to provide for the issuance of shares of preferred stock in one or more series, with such voting powers, full or limited, or without voting powers and with such designations, preferences, and relative, participating, optional or other special rights, and qualifications, limitations, or restrictions thereof, as will be stated and expressed in the

	US Airways Group	AAG

resolutions providing for the issuance of such shares of AAG preferred stock.

Restriction on Transfer of Shares	None.	The AAG Certificate of Incorporation will provide that, (i) until the earliest of (a) the eighth anniversary of the Closing; (b) the repeal, amendment, or modification of Section 382 of the Code; (c) the beginning of a taxable year of AAG in which no tax benefits are available; or (d) the date selected by the board of directors if the board of directors determines that the limitation amount imposed by Section 382 of the Code as of such date in the event of an ownership change of AAG would not be materially less than the NOL Carryforwards or net unrealized built-in loss of AAG; or (ii) as the restrictions are otherwise released by the board of directors, any attempted transfer of AAG Securities will be prohibited and void (1) if the transferor is any person or group holding 4.75% or more of the outstanding capital stock of AAG or the transfer results in a decrease in any such person’s or group’s holdings or (2) if as a result of such transfer, any person or group will become a stockholder holding 4.75% or more of the outstanding capital stock of AAG or the transfer results in an increase in the holdings of any person or group already holding 4.75% or more of the outstanding capital stock of AAG. The disposition restrictions in prong (1) expire three years and six months after the Closing Date.

Restrictions on Voting and Ownership Related to U.S. Ownership Requirements

US Airways Group’s certificate of incorporation and bylaws provide for limits on the voting and ownership of equity securities of US Airways Group (which include US Airways Group capital stock, securities convertible into US Airways Group capital stock, voting securities and options, warrants, or other rights to acquire equity interests in US Airways Group) owned or controlled by persons who are not citizens of the U.S. a defined by Section 40102(a)(15) of Subtitle VII of Title 49 of the United States Code, as amended (the “Federal Aviation Act”) and administrative

The provisions of the AAG Certificate of Incorporation and AAG Bylaws applying to voting and ownership of AAG Securities will be substantially similar. Further, in connection with compliance with the Federal Aviation Act requirements relating to Non-Citizens, the AAG Bylaws will include additional procedures relating to AAG Securities that are initially issued or issuable to Non-Citizens at the Closing or upon effectiveness of the Plan.

	US Airways Group	AAG
interpretations issued by the DOT (each, a “Non-Citizen”) in order to comply with U.S. law and related rules and regulations of the DOT. In no event will the total number of shares of equity securities of US Airways Group held by non-U.S. citizens be entitled to more than 24.9% of the aggregate votes of all outstanding equity securities of US Airways Group or 49.9% of the total number of outstanding shares of all outstanding equity securities of US Airways Group. The US Airways Group bylaws also include special procedures designed to assure compliance with the foregoing requirements of the Federal Aviation Act.

Number of Directors	US Airways Group’s certificate of incorporation provides that the board of directors will consist of not less than one nor more than 15 directors, the exact number of which will be fixed from time to time by resolution adopted by a majority of US Airways Group’s board of directors then in office. US Airways Group’s board of directors currently consists of eight directors.

The provisions of the AAG Certificate of Incorporation will be substantially similar.

The Merger Agreement provides, and the AAG Bylaws will provide, that AAG’s initial board of directors will consist of 12 directors following the Closing.

The AAG Bylaws will further provide that until the second annual meeting of stockholders following the Closing Date, the board of directors may not change the number of directors comprising the full board of directors except by the affirmative vote of at least 75% of the members of the board of directors (rounded up to the next full director), which must include at least one director who was designated as a director by AMR and at least one director who was designated as a director by US Airways Group pursuant to the Merger Agreement.

See also the rows of this chart entitled “Certain Governance Matters concerning Mr. Horton” and “Certain Governance Matters concerning Mr. Parker.”

Cumulative Voting	US Airways Group’s certificate of incorporation does not provide for cumulative voting and, accordingly, holders of US Airways Group’s	The provisions of the AAG Certificate of Incorporation with regard to AAG common stock will be substantially similar.

	US Airways Group	AAG
common stock do not have cumulative voting rights in connection with the election of directors.

Classification of Board of Directors	US Airways Group’s certificate of incorporation classifies the board of directors into three separate classes, each consisting as nearly as possible of one-third of the total number of directors constituting the entire board of directors, with staggered three-year terms. If the number of directors is changed, any increase or decrease will be apportioned across classes in order for the classes to remain as nearly equal as possible.	The AAG Certificate of Incorporation will not provide for a classified board and, accordingly, each director will hold office until the next annual election of directors and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, or removal.

Removal of Directors	US Airways Group’s certificate of incorporation provides that any director may be removed only “for cause” and by the affirmative vote of holders of at least 80% of the voting power of the then issued and outstanding capital stock entitled to vote for the election of directors.

Neither the AAG Certificate of Incorporation nor the AAG Bylaws will contain provisions expressly governing the removal of a director. Under Section 141(k) of the DGCL, any director or the entire board of directors of AAG may be removed, with or without cause, by holders of a majority of the shares then entitled to vote at an election of directors.

See also the rows of this chart entitled “Certain Governance Matters concerning Mr. Horton” and “Certain Governance Matters concerning Mr. Parker.”

Vacancies on the Board of Directors	US Airways Group’s certificate of incorporation provides that any vacancy on the board of directors that results from an increase in the number of directors may be filled by a majority of the board of directors then in office, provided that a quorum is present, and any other vacancy occurring on the board of directors may be filled by a majority of the board of directors then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of that class will hold office for a term that coincides with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as his or her predecessor.

The AAG Certificate of Incorporation will provide that any vacancy on the board of directors that results from an increase in the number of directors may be filled by a majority of the board of directors then in office, provided that a quorum is present, and any other vacancy occurring on the board of directors may be filled by a majority of the board then in office, even if less than a quorum, or by a sole remaining director.

See also the row of this chart entitled “Number of Directors.”

	US Airways Group	AAG
Stockholder Action by Written Consent	US Airways Group’s certificate of incorporation provides that no stockholder action may be taken except at an annual or special meeting of stockholders and that stockholders may not take any action by written consent.	The provisions of the AAG Certificate of Incorporation will be substantially similar.

Amendment to Certificate of Incorporation

US Airways Group’s certificate of incorporation provides that US Airways Group reserves the right to amend, alter, change, or repeal any provision contained in its certificate of incorporation in a manner in keeping with the certificate of incorporation or the DGCL, and that all rights conferred upon stockholders are granted subject to that reservation.

US Airways Group’s certificate of incorporation requires the affirmative vote of holders of at least two-thirds of the voting power of the shares entitled to vote for the election of directors to amend, alter, change, repeal, or adopt any provision of the certificate of incorporation inconsistent with the purpose and intent of the provisions which relate to the board of directors, the absence of the ability of stockholders to take action by written consent, amendment of bylaws, or amendment of the certificate of incorporation.

The provisions of the AAG Certificate of Incorporation will be substantially similar.

In addition, the AAG Certificate of Incorporation will require the affirmative vote of holders of at least two-thirds of the voting power of the shares entitled to vote for the election of directors to amend, alter, change, repeal, or adopt any provision of the certificate of incorporation inconsistent with the purpose and intent of the provisions which relate to the restrictions on transfer of securities (see the row of this chart entitled “Restriction on Transfer of Shares”) or as it concerns the board of directors, including their authority, number, and term, as well as their voting rights regarding Mr. Horton and Mr. Parker (see the rows of this chart entitled “Number of Directors” and “Vacancies on the Board of Directors”).

Amendment of Bylaws

US Airways Group’s certificate of incorporation and bylaws provide that US Airways Group’s bylaws may be adopted, amended, altered, or repealed by the affirmative vote of at least a majority of the board of directors.

In addition, US Airways Group’s certificate of incorporation and bylaws also provide that US Airways Group’s bylaws may be adopted, amended, altered, or repealed by the affirmative vote of at least 80% of the voting power of the shares entitled to vote for the election of directors.

The provisions of the AAG Certificate of Incorporation will be substantially similar with the following exception:

Under the AAG Bylaws (but subject to the AAG Certificate of Incorporation), certain provisions of the bylaws regarding the board of directors discussed below under the rows of this chart entitled “Certain Governance Matters concerning Mr. Horton” and “Certain Governance Matters concerning Mr. Parker” may be amended until the date that is the later of (i) 18 months after the Closing Date and (ii) the date of the second annual meeting of stockholders following the Closing Date only by (a) the affirmative vote of holders of at least 75% of the voting power of the outstanding shares of capital stock of AAG entitled to vote

	US Airways Group	AAG

for the election of directors, or (b) the affirmative vote of at least 75% of the members of the board of directors (rounded up to the next full director), including, in certain cases, at least one director who was designated as a director by AMR or US Airways Group, as applicable, pursuant to the Merger Agreement.

Special Meeting of Stockholders

US Airways Group’s certificate of incorporation provides that special meetings of the stockholders may be called by:

•   the chairman of the board of directors;

•   the chief executive officer or president; or

•   the board of directors.

Stockholders are explicitly denied the ability to call a special meeting.

The provisions of the AAG Certificate of Incorporation will be substantially similar, except that the president of AAG will not be entitled to call a special meeting.

Quorum	US Airways Group’s bylaws provide that holders of a majority of the voting power of the capital stock issued, outstanding, and entitled to vote at a meeting of stockholders, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business.	The provisions of the AAG Bylaws will be substantially similar.

Notice of Stockholder Meeting	US Airways Group’s bylaws provide that written notice of meetings of stockholders, stating the place, if any, date, and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at that meeting, and, in the case of a special meeting, the purpose(s) for which the meeting is called, must be given to each stockholder of record entitled to vote whenever stockholders are required or permitted to take any action at any meeting. The secretary must provide such notice not less than ten nor more than 60 days before the date of the meeting.	The provisions of the AAG Bylaws will be substantially similar.

	US Airways Group	AAG
Delivery & Notice Requirements of Stockholder Nominations and Proposals

US Airways Group’s bylaws provide that at any annual stockholders’ meeting only such business may be transacted as has been:

•   specified in the notice of meeting or any supplement thereto given by or at the direction of the board of directors or any duly authorized committee thereof;

•   otherwise properly brought by or at the direction of the board of directors or any duly authorized committee thereof; or

•   otherwise properly brought by any stockholder of US Airways Group (i) who is a stockholder of record on the date of the giving of the notice provided for in the bylaws and on the record date for the determination of stockholders entitled to notice of and to vote at such annual meeting of stockholders, and (ii) who complies with the notice procedures set forth in the bylaws.

The AAG Bylaws will provide that at any annual stockholders’ meeting only such business may be transacted as has been:

•   specified in the notice of meeting given by or at the direction of the board of directors; or

•   otherwise properly brought by any stockholder of AAG present in person who (i)(a) was a beneficial owner of shares of AAG both at the time of giving the notice provided for in the bylaws and at the time of meeting, (b) is entitled to vote at the meeting, and (c) has complied with the notice procedures set forth in the bylaws; or (ii) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act and the rules and regulations thereunder.

	For a proposal, other than nominations of persons for election to the board of directors, to be properly brought before an annual meeting of stockholders by a stockholder, the stockholder must have given timely written notice thereof to the secretary of US Airways Group and such business must be a proper matter for stockholder action.	The AAG Bylaws will also provide that, for a proposal to be properly brought before an annual meeting of stockholders by a stockholder, the stockholder must give timely notice thereof in writing to the secretary.

	To be timely, a stockholder’s written notice pertaining to an annual meeting of stockholders must be delivered to, or mailed to and received by, the secretary at the principal executive offices of US Airways Group not less than 90 calendar days nor more than 120 calendar days prior to the anniversary date of the immediately preceding year’s annual meeting of stockholders; except that, in the event that the annual meeting of stockholders is called for a date that is not within 30 days before or	To be timely, a stockholder’s written notice must be delivered to, or mailed and received at, the principal executive offices of AAG not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; except that, if the date of the annual meeting of stockholders is more than 30 days before or after such anniversary date, to be timely, notice by the stockholder must be delivered, or mailed and received, not later than the 90th day prior to such annual meeting

US Airways Group	AAG

after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting of stockholders was mailed or such public disclosure of the date of the annual meeting of stockholders was made, whichever first occurs. US Airways Group’s bylaws also provide that, for business to be properly brought before a special meeting of stockholders, other than nominations of persons for election to the board of directors, a stockholder must give timely written notice thereof to the secretary of US Airways Group. To be timely, a stockholder’s written notice must be received by the secretary at the principal executive offices of US Airways Group at least ten days prior to the date of the first public notice of the special meeting.	of stockholders or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting of stockholders was first made.

A stockholder’s written notice to the secretary for either an annual meeting of stockholders or a special meeting of stockholders must set forth:

•   a brief description of the business desired to be brought before the meeting and the reasons for conducting the business at the meeting;

•   the name and address of record of the stockholder proposing that business;

•   the class and number of shares of US Airways Group which are beneficially owned by the stockholder;

•   the dates upon which the stockholder acquired those shares;

•   documentary support for any claim of beneficial ownership;

•   a description of all arrangements or understandings between the stockholder and any other person or persons (including

A stockholder’s written notice to the secretary must set forth as to each matter the stockholder proposes to bring before the meeting:

•   a brief description of the business desired to be brought before the meeting and the reasons for conducting the business;

•   the text of the proposal or business, including the text of any resolutions proposed for consideration;

•   a reasonably detailed description of all agreements, arrangements, and understandings between the stockholder and any other party; and

•   any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business

US Airways Group	AAG

their names) in connection with the proposal and any material interest of the stockholder in the business;

•   a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the business before the meeting;

•   a statement in support of the matter; and

•   for proposals sought to be included in the proxy statement, any other information required by Rule 14a-8 under the Exchange Act.

US Airways Group’s bylaws also provide that no business may be conducted at any stockholders’ meeting except business brought before the meeting in accordance with the procedures set forth in the bylaws. If the chairman of the meeting determines that business was not properly brought before the meeting, the chairman will declare that the business was not properly brought and such business will not be considered or transacted.

proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act.

In addition, the stockholder must provide, among other matters:

•   the stockholder’s name and address;

•   the class or series and number of shares of AAG that are, directly or indirectly, owned of record or beneficially owned by the stockholder, except that such stockholder shall in all events be deemed to beneficially own any shares of any class or series of AAG as to which such stockholder has a right to acquire beneficial ownership at any time in the future; and

•   any material interest of the stockholder in the business.

US Airways Group’s bylaws expressly provide that its stockholders are denied the right to call a special meeting of stockholders. See also the row of this chart entitled “Special Meeting of Stockholders.”	The AAG Bylaws will expressly provide that AAG’s stockholders are denied the right to call a special meeting of stockholders. See also the row of this chart entitled “Special Meeting of Stockholders.”

US Airways Group’s bylaws further provide that nominations of persons for election to the board of directors may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors, (i) by or at the direction of the board of directors (or any duly authorized committee thereof), or (ii) by any stockholder of US Airways Group (a) who is a stockholder of record on the date of the giving of the notice and on the record date for the determination of stockholders entitled to notice of and to vote at such meeting,

The AAG Bylaws will provide that nominations of any person for election to the board of directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the board of directors, including by any committee or persons authorized to do so by the board of directors or the AAG Bylaws, or (ii) by a stockholder present in person (a) who was a beneficial owner of

US Airways Group	AAG

and (b) who complies with the following notice procedures.	shares of AAG both at the time of giving the notice and at the time of the meeting, (b) is entitled to vote at the meeting, and (c) has complied with the following notice and nomination requirements.

To be timely, a stockholder’s notice to the secretary must be delivered to or mailed and received at the principal executive offices of US Airways Group (a) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs, and (b) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever fist occurs.	For a stockholder to make any nomination of a person or persons for election to the board of directors at an annual meeting, the stockholder must (i) provide notice thereof in writing and in proper form to the Secretary of AAG delivered to, or mailed and received at, the principal executive offices of AAG not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting was first made, (ii) provide the requisite information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as is set forth in the AAG Bylaws and (iii) provide the requisite updates or supplements to such notice at the times and in the forms required by the AAG Bylaws. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of AAG not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the tenth day following the day on which public disclosure of the date of such special meeting was first made.

US Airways Group	AAG

To be in proper written form, a stockholder’s notice to the secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director:

•   the name, age, business address, and residence address of the person;

•   the principal occupation or employment of the person;

•   the class or series and number of shares of capital stock of US Airways Group which are owned of record by the person;

•   any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, and

(ii) as to the stockholder giving the notice:

•   the name and record address of such stockholder;

•   the class or series and number of shares of capital stock of US Airways Group which are owned of record by such stockholder;

•   a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

•   a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and

To be in proper form, a stockholder’s notice to the secretary must set forth as to each person making the nomination:

•   the name and address of such nominating person;

•   the class or series and number of shares of AAG that are, directly or indirectly, owned of record or beneficially owned by such nominating person, except that such nominating person shall in all events be deemed to beneficially own any shares of any class or series of AAG as to which such nominating person has a right to acquire beneficial ownership at any time in the future;

•   information about derivative securities held or maintained by each nominating person and any rights to dividends relating to AAG securities;

•   certain material relationships, interests, agreements, holdings, discussions, and legal proceedings as set forth in the AAG Bylaws; and

•   any other information required by the SEC to be disclosed in a proxy statement.

The stockholder’s notice must also include the following information for each proposed director nominee:

•   the same information as for each nominating person (see above);

•   all information required to be disclosed in a proxy statement in connection with election of directors;

•   a description of any direct or indirect material interest in any material contract or agreement between or among any nominating person and

	US Airways Group	AAG

•   any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act.

Such notice must he accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

each proposed director nominee; and • a completed and signed questionnaire, representation and agreement of each proposed director nominee in accordance with the AAG Bylaws.

Preemptive rights	US Airways Group’s certificate of incorporation does not grant any preemptive rights.	The AAG Certificate of Incorporation will not grant any preemptive rights.

Dividends

US Airways Group’s certificate of incorporation provides that stockholders are entitled to receive such dividends and other distributions in cash, stock, or property of US Airways Group when, as, and if declared thereon by the board of directors from time to time out of assets or funds legally available therefor.

US Airways Group’s bylaws provide that dividends, if any, may be declared by the board of directors at any regular or special meeting of the board (or any action by written consent in lieu thereof) and may be paid in cash, property, or shares of US Airways Group’s capital stock. Before payment of any dividend, the directors may set aside a portion of the funds available for dividends such as the board of directors, in its absolute discretion, deems proper as a reserve fund. Also, the board of directors may modify or abolish any such reserve.

The AAG Certificate of Incorporation will provide that holders of shares of AAG common stock are entitled, subject to the rights of holders of any series of preferred stock, to receive such dividends and other distributions in cash, stock, or property of AAG when, as, and if declared thereon by the board of directors from time to time in respect of the common stock out of assets or funds legally available therefor.

The provisions of the AAG Bylaws will be substantially similar.

Limitation of Personal Liability of Directors

US Airways Group’s certificate of incorporation provides that no director will be personally liable to US Airways Group or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

The provisions of the AAG Certificate of Incorporation will be substantially similar.

	US Airways Group	AAG

US Airways Group’s certificate of incorporation further provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended.

Indemnification of Officers & Directors

US Airways Group’s certificate of incorporation provides that US Airways Group:

•   will indemnify its directors and officers to the fullest extent authorized or permitted by law. This right to indemnification continues after a person has ceased to be a director or officer and inures to the benefit of his or her heirs, executors, and personal and legal representatives. Subject to applicable law, the right to indemnification includes the right to be paid the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition; and

•   may, to the extent authorized by the board of directors, provide rights to indemnification and to the advancement of expenses to employees and agents similar to those conferred on directors and officers.

The provisions of the AAG Certificate of Incorporation and the AAG Bylaws will be substantially similar.

Except for proceedings to enforce rights to indemnification, US Airways Group is not obligated to indemnify any director or officer or his or her heirs, executors, or personal or legal representatives in connection with a proceeding or part thereof initiated by that person unless the proceeding or part thereof was authorized or consented to by the board of directors.

	US Airways Group	AAG

US Airways Group’s certificate of incorporation also provides that the rights to indemnification and to the advance of expenses are not exclusive of any other right which any person may have or acquire under the certificate of incorporation, the bylaws, any statute, agreement, or vote of stockholders or disinterested directors or otherwise.

US Airways Group’s bylaws further provide that that US Airways Group will indemnify an officer or director who was or is a party to a threatened, pending, or completed action or proceeding by reason of the fact that such person is or was an officer or director of US Airways Group.

Stockholder Rights Plan	US Airways Group does not have a stockholder rights plan.	AAG will not have a stockholder rights plan at the Closing.

Tax Benefit Preservation Plan	In conjunction with the execution of the Merger Agreement, the board of directors of US Airways Group adopted the tax benefit preservation plan to help preserve the value of the NOLs and other Tax Benefits. The Tax Plan, which became effective on February 13, 2013 and will remain in place only until the Closing, is designed to reduce the likelihood that changes in the US Airways Group investor base would limit the future use of the Tax Benefits by US Airways Group or AAG, which could significantly impair the value of the Tax Benefits to all stockholders.	AAG will not have a tax benefit preservation plan. See also the row of this chart entitled “Restrictions on Transfer of Shares.”

Certain Business Combination Restrictions

Section 203 of the DGCL protects publicly-traded Delaware corporations, such as US Airways Group, from hostile takeovers, and from actions following such a takeover, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation. A corporation may elect not to be governed by Section 203 of the DGCL.

Neither US Airways Group’s certificate of incorporation nor its bylaws contain this election. Therefore, US Airways Group is governed by Section 203 of the DGCL.

Neither the AAG Certificate of Incorporation nor the AAG Bylaws will contain an election to not be governed by Section 203 of the DGCL protecting publicly-traded Delaware corporations, such as AAG, from hostile takeovers.

Therefore, AAG will be governed by Section 203 of the DGCL.

	US Airways Group	AAG

Certain Governance Matters concerning Mr. Horton	N/A

Pursuant to the AAG Bylaws, Mr. Horton will serve as chairman of the board of directors of AAG until the earliest of (i) the date that is the first anniversary of the Closing Date, (ii) the day prior to the date of the first annual meeting of stockholders of AAG following the Closing Date (which will not occur prior to May 1, 2014), and (iii) the election of a new chairman by the affirmative vote of at least 75% of the members of the board of directors (rounded up to the next full director), which must include at least one director who was designated as a director by AMR pursuant to the Merger Agreement.

Upon the earliest of the three items described above, Mr. Horton will cease to be chairman and will cease to be a member of the board of directors and the number of directors comprising the full board of directors will be reduced to 11 directors.

Certain Governance Matters concerning Mr. Parker	N/A

Pursuant to the AAG Bylaws, upon the earliest of the three items described above concerning Mr. Horton’s role as chairman, Mr. Parker will serve as chairman of the board of directors until the election of a new chairman by the affirmative vote of the board of directors, which, prior to the date that is the 18 month anniversary of the Closing Date, will require the affirmative vote of at least 75% of the members of the board of directors (rounded up to the next full director), which must include at least one director who was designated as a director by US Airways Group pursuant to the Merger Agreement.

Pursuant to the AAG Bylaws, Mr. Parker will be the chief executive officer of AAG from the Closing Date until the election of a new chief executive officer by the affirmative vote of the board of directors, which, prior to the date that is the 18 month anniversary of the Closing Date, will require the affirmative vote of at least 75% of the members of the board of directors (rounded up to the next full director), which must include at least one director who was designated as a director by US Airways Group pursuant to the Merger Agreement.

	US Airways Group	AAG

Certain Governance Provisions Matters Relating to the Lead Independent Director	N/A	Pursuant to the AAG Bylaws, the lead independent director of the board of directors of AAG shall be the director designated as lead independent director by the Search Committee in accordance with the Merger Agreement (expected to be John T. Cahill). Such lead independent director shall serve until the election of a new lead independent director by the affirmative vote of the board of directors, which, prior to the second annual meeting following the Closing Date, will require the affirmative vote of at least 75% of the members of the board of directors (rounded up to the next full director).

AAG EQUITY COMPENSATION PLAN

Prior to the Closing, AMR will adopt and approve, to be effective as of the Effective Time, the AAG 2013 IAP. A description of the principal features of the AAG 2013 IAP is set forth below.

Administration; Eligibility

The AAG 2013 IAP will be administered by the compensation committee of AAG, which may delegate its duties and responsibilities to subcommittees of AAG directors and/or officers, subject to certain limitations that may be imposed under applicable law or regulation, including Section 162(m) of the Code, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to grant and set the terms of all awards under, make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the AAG 2013 IAP, subject to its express terms and conditions. Employees, directors, and consultants of AAG or any of its affiliates will be eligible to receive awards.

Limitation on Awards and Shares Available

The maximum number of shares of AAG common stock for which grants may be made under the AAG 2013 IAP will be 40 million. Shares of AAG common stock which will be available for issuance under awards may be treasury shares, authorized but unissued shares, or shares purchased on the open market.

Awards granted under the AAG 2013 IAP upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which AAG enters into a merger or similar corporate transaction will not reduce the shares authorized for grant under the AAG 2013 IAP. The maximum number of shares of AAG common stock that may be subject to one or more awards granted to any one participant pursuant to the AAG 2013 IAP during any calendar year will be 2,200,000 and the maximum amount that may be paid in cash pursuant to the AAG 2013 IAP to any one participant during any calendar year period will be $10,000,000.

Awards other than options and SARs made under the AAG 2013 IAP will become vested in one or more installments over an aggregate period of not less than three years (or, if the award is based on attainment of performance targets or other performance-based objectives, over a period of not less than one year). However, such full-value awards that result in the issuance of up to ten percent of the shares of AAG common stock available or that are granted in accordance with the Merger Agreement and are effective as of the Closing, in recognition of past services, may be granted to any one or more holders without respect to these minimum vesting provisions. Further, such full-value awards may be granted to non-employee directors as part of their retainers without respect to these minimum vesting provisions. In addition, the plan administrator may provide that such vesting restrictions may lapse or be waived upon the holder’s death, disability, retirement, any other specified termination of service, or the consummation of a change in control.

Awards

The AAG 2013 IAP will provide for the grant of stock options, including incentive stock options (“ISOs”) and non-qualified stock options (“NSOs”), restricted stock, RSUs, performance awards, dividend equivalent rights, stock payments, deferred stock, deferred stock units, SARs, and cash awards. Certain awards under the AAG 2013 IAP may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms. The plan administrator may provide for an award to be settled in shares of AAG common stock or in cash. A brief description of each award type follows.

Stock Options and Stock Appreciation Rights

Stock options provide for the purchase of shares of AAG common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other Code requirements are satisfied. SARs entitle their holder, upon exercise, to receive from AAG an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a stock option or a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant, except with respect to certain substitute options or SARs, as applicable, granted in connection with a corporate transaction. The term of a stock option or an SAR generally may not be longer than ten years. Stock options and SARs may vest based on continued service, performance, and/or other conditions.

Restricted Stock, Deferred Stock, Deferred Stock Units, Restricted Stock Units, and Performance Awards

Restricted stock is an award of nontransferable shares of AAG common stock that remains forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. For shares of restricted stock with performance-based vesting, dividends that are paid prior to vesting will only be paid to the extent that the performance-based vesting conditions are subsequently satisfied and the shares vest. A deferred stock award is the right to receive shares of AAG common stock at the end of a specified period and may be subject to a vesting schedule, performance-based vesting, or other conditions or criteria set by the plan administrator. Deferred stock units and RSUs are contractual promises to deliver shares of AAG common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying these awards may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance awards are contractual rights to receive a range of shares of AAG common stock, cash, or a combination of cash and shares, in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, deferred stock, deferred stock units, RSUs, and performance awards may be based on continuing service with AAG or its affiliates, the attainment of performance goals, and/or such other conditions as the plan administrator may determine.

Stock Payments

Stock payments are awards of fully vested shares of AAG common stock that may, but need not, be made in lieu of base salary, bonus, fees, or other cash compensation otherwise payable to any individual who is eligible to receive awards.

Dividend Equivalent Rights

Dividend equivalent rights represent the right to receive the equivalent value of dividends paid on shares of AAG common stock and may be granted alone or in tandem with other awards, except for stock options or SARs. Dividend equivalents are credited as of dividend payment dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed, or expires, as determined by the plan administrator. Dividend equivalents with respect to an award with performance-based vesting that are based on dividends paid prior to the vesting of such award will only be paid to the extent that the performance-based vesting conditions are subsequently satisfied and the award vests.

Performance Awards

All awards may be granted as performance awards (in addition to those identified above as performance awards), meaning that any such award will be subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute qualified performance-based compensation (“QPBC”) within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

Section 162(m) of the Code imposes a $1 million cap on the compensation deduction that a public company may take in respect of compensation paid to each “covered employee” (which includes AAG’s chief executive officer and next three most highly compensated employees other than the chief financial officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by the AAG compensation committee during the first 90 days of the relevant performance period and linked to the performance criteria provided for in the AAG 2013 IAP.

For purposes of the AAG 2013 IAP, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (i) EBITDAR; (ii) earnings before interest, taxes, depreciation, and amortization (“EBITDA”); (iii) earnings before interest and taxes (“EBIT”); (iv) EBITDAR, EBITDA, EBIT, or earnings before taxes and unusual, special, or nonrecurring items as measured either against the annual budget or as a ratio to revenue or return on total capital; (v) net earnings; (vi) earnings per share; (vii) net income (before or after taxes); (viii) profit margin; (ix) operating margin; (x) operating income; (xi) net operating income; (xii) net operating income after taxes; (xiii) growth; (xiv) net worth; (xv) cash flow; (xvi) cash flow per share; (xvii) Total Stockholder Return (“TSR”); (xviii) return on capital, assets, equity, or investment; (xix) stock price performance; (xx) revenues; (xxi) the amount of passenger revenue earned per ASM during a reporting period (also referred to as “RASM”); (xxii) costs; (xxiii) the amount of operating cost incurred per ASM during a reporting period (also referred to as “CASM or “unit cost”); (xxiv) working capital; (xxv) capital expenditures or statistics; (xxvi) improvements in capital structure; (xxvii) economic value added; (xxviii) industry indices; (xxix) regulatory ratings; (xxx) customer satisfaction ratings; (xxxi) expenses and expense ratio management; (xxxii) debt reduction; (xxxiii) profitability of an identifiable business unit or product; (xxxiv) levels of expense, cost, or liability by category, operating unit, or any other delineation; (xxxv) implementation or completion of projects or processes; (xxxvi) combination of airline operating certificates within a specified period; (xxxvii) measures of operational performance (including, without limitation, DOT performance rankings in operational areas), quality, safety, productivity, or process improvement; or (xxxviii) measures of employee satisfaction or employee engagement, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices or, where applicable, on a per-share or per seat-mile basis. The AAG 2013 IAP permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Certain Transactions

The plan administrator will have broad discretion to equitably adjust the provisions of the AAG 2013 IAP, as well as the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits, and facilitate necessary or desirable changes in the event of certain transactions and events affecting AAG’s common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations, and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with AAG stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the AAG 2013 IAP and outstanding awards. In the event of a “change in control” or “corporate event” (as each term will be defined in the AAG 2013 IAP) of AAG, the AAG compensation committee (or the AAG board of directors, as applicable) may take any actions with respect to outstanding awards as it deems appropriate, consistent with applicable provisions of the Code and any applicable federal or state securities laws.

Transferability; Participant Payments

With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations, and the laws of descent and distribution, awards generally will be non-transferable prior to vesting and are exercisable only by the participant. With regard to tax withholding, exercise price, and purchase price obligations arising in connection with awards, the plan administrator may, in its discretion, accept cash or check, shares of AAG common stock that meet specified conditions, a “market sell order,” or such other consideration as it deems suitable.

Plan Amendment and Termination

The AAG board of directors may amend or terminate the AAG 2013 IAP at any time; however, except in connection with certain changes in capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the AAG 2013 IAP or “reprices” any stock option or SAR (including cancellation of any stock option or SAR in exchange for cash or another award when the stock option or SAR price per share exceeds the fair market value of the underlying shares). No award may be granted pursuant to the AAG 2013 IAP after the tenth anniversary of the date on which AAG adopts the AAG 2013 IAP.

Certain Equity Awards

The Merger Agreement provides for new equity awards to be issued under the terms of the AAG 2013 IAP, which awards are effective only upon the Closing and will not be cancelled in connection with the Merger. For additional information, see the sections entitled “Proposal 1: The Merger” beginning on page 75 and “The Merger—New AAG Compensation Plan and Certain Equity Awards” beginning on page 114.

PROPOSAL 2: ADVISORY VOTE ON MERGER-RELATED COMPENSATION

Merger-Related Compensation

US Airways Group is required pursuant to Section 14A of the Exchange Act to include in this proxy statement/prospectus a proposal with respect to a non-binding, advisory vote on the compensation payable to each of its “named executive officers,” as determined in accordance with Item 402(t) of Regulation S-K, in connection with the proposed Merger pursuant to arrangements entered into with US Airways Group, and US Airways Group is therefore asking its stockholders to approve the following resolution:

RESOLVED, that the compensation that will or may become payable to the named executive officers of US Airways Group in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K and as set forth in this proposal titled “Non-Binding Advisory Vote on the Merger-Related Compensation of Named Executive Officers,” is hereby approved.

Board of Directors Recommends Approval of Merger-Related Compensation

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain potential compensation that may become payable to each US Airways Group named executive officer that is based on or otherwise relates to the Merger. The information set forth in the table below describes the compensation US Airways Group has contracted to pay and is expected to vary considerably from the compensation that actually will be paid to the US Airways Group named executive officers. For example, the table assumes that the vesting of US Airways Group equity awards will be accelerated at the closing of the Merger; however, each named executive officer has waived such single trigger acceleration and the awards will only accelerate upon certain terminations (if any) following the Merger. In addition, each named executive officer of US Airways Group, including Mr. Parker, intends to continue his employment with AAG following the Merger, such that the severance payments described in the table below are not expected to be paid at all. Only a termination of the employment of a named executive officer of US Airways Group will qualify the named executive officer for severance benefits.

The US Airways Group board of directors recommends stockholder approval of those arrangements for the following reasons.

First, the contractual arrangements that could give rise to payments would be made pursuant to agreements entered into several years ago which include a standard and not overly broad definition for change in control transactions that trigger eligibility for payments. Those agreements were not amended or modified in anticipation of the Merger other than to decrease the benefits by removing single trigger equity vesting benefits.

Second, the amounts, and the potential excise tax gross ups thereon, that would be payable to two of the named executive officers are largely influenced by the very substantial increase in the price of US Airways stock since December 31, 2011 (at which time the closing price was $5.07 per share).

Finally, the US Airways Group board of directors believes that the agreements that would give rise to the payments have provided strong motivation for the pursuit of strategic initiatives and the creation of shareholder value by the US Airways Group named executive officers over the years, including the pursuit of business combinations with larger airlines and, ultimately, the Merger. In that context, because the potential payments to the named executive officers represent only a very small portion of the current equity market capitalization of US Airways Group or the anticipated market capitalization of AAG, the US Airways Group board of directors believes that the US Airways Group stockholders would have derived significant value from the incentive provided by the agreements, even in the extremely unlikely event that all of the merger related compensation disclosed in the tables was paid.

Description of Merger-Related Compensation

Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, US Airways Group has assumed:

•	a Closing Date of May 24, 2013; and

•

with respect to Mr. Parker, a termination of employment by Mr. Parker for any reason or by US Airways Group or US Airways for any reason other than misconduct, and with respect to each named executive officer other than Mr. Parker, a termination of the named executive officer’s employment by US Airways Group or US Airways for a reason other than misconduct or disability or as a result of the executive’s resignation for good reason, in each case on the Closing Date.

Name	Cash(a) ($)	Equity(b) ($)	Perquisites/ Benefits(c) ($)	Tax Reimbursement(d) ($)	Other(e) ($)	Total ($)
W. Douglas Parker	5,003,075	6,431,176	244,244	2,670,200	4,214,729	18,563,424
J. Scott Kirby	3,622,391	4,502,303	266,646	—	611,872	9,003,212
Robert D. Isom, Jr.	2,950,362	2,559,096	352,709	—	329,940	6,192,107
Stephen L. Johnson	2,786,454	2,559,096	166,174	1,362,171	120,174	6,994,069
Derek J. Kerr	2,622,546	2,559,096	237,602	—	357,036	5,776,280

(a)	Cash severance would be payable in a lump sum upon a “qualifying termination,” which means (i) with respect to Mr. Parker, a termination of Mr. Parker’s employment by him for any reason within 24 months after a change in control or at any time by US Airways Group or US Airways for any reason other than Mr. Parker’s misconduct and (ii) with respect to each other named executive officer, a termination by the executive for good reason, or by US Airways Group or US Airways for any reason other than misconduct or disability, in each case within 24 months following a change in control or, subject to certain conditions, prior to a change in control in contemplation of the change in control, if it can reasonably be demonstrated that the termination was at the request of a third party effecting the change in control subject, in each case, to the executive’s timely execution and non-revocation of a general release of claims.

In such an event, pursuant to the Parker Agreement, Mr. Parker would be entitled to receive (i) cash severance equal to 200% of the sum of Mr. Parker’s annual base salary plus the greater of (a) the average of his annual cash incentive award for the three calendar years before the termination and (b) the target annual cash incentive award for the year of termination and (ii) a payment equal to 200% of the greater of (a) 125% of Mr. Parker’s base salary and (b) the amount that would have been paid to him if the TSR for the performance cycle ending on December 31 of the year in which termination occurs had been measured as of the termination date.

In such an event, pursuant to the US Airways Group Executive CIC Agreements, the named executive officers other than Mr. Parker would be entitled to receive (i) cash severance equal to two times the greater of the executive’s then-current annual base salary or the annual base salary immediately preceding the change in control, (ii) a payment equal to the greater of (a) 200% of the executive’s then-current target incentive award under the 2013 US Airways Group annual incentive program or (b) the executive’s actual incentive award under US Airways Group’s 2012 Annual Incentive Program (the “US Airways Group 2012 AIP”), and (iii) a payment equal to 200% of the executive’s target award under the 2013 LTIPP.

The following table quantifies each separate form of compensation included in the aggregate total reported in the column:

Name	Base Salary Severance ($)	Bonus/Annual Incentive Program Payment ($)	LTIP Payment ($)
W. Douglas Parker	1,100,000	1,703,075	2,200,000
J. Scott Kirby	1,114,582	1,226,040	1,281,769
Robert D. Isom, Jr.	983,454	983,454	983,454
Stephen L. Johnson	928,818	928,818	928,818
Derek J. Kerr	874,182	874,182	874,182

(b)	Under the Parker Agreement, Mr. Parker would be entitled to accelerated vesting of his outstanding US Airways Group equity awards pursuant to a “double trigger” arrangement (i.e., the occurrence of a change in control and Mr. Parker’s qualifying termination as described in footnote (a) above). In addition, under the US Airways Group Executive CIC Agreements and Mr. Parker’s individual equity award agreements, each named executive officer would be entitled to accelerated vesting of the executive’s outstanding US Airways Group equity awards upon a “single trigger” arrangement, which for purposes of this table is assumed to be the Closing only. Each US Airways Group named executive officer has agreed to waive any “single trigger” equity award acceleration. In lieu of a “single trigger” arrangement, each US Airways Group named executive’s equity awards would accelerate on a “double trigger” (i.e., a qualifying termination in connection with the Closing). The following tables quantify the value of the unvested US Airways Group SARs and RSUs held by the named executive officers (assuming the occurrence of a change in control), and a price per share of the US Airways Group common stock of $13.81, which equals the average closing price of US Airways Group’s common stock over the first five business days following February 14, 2013. None of the US Airways Group named executive officers held unvested stock options as of May 24, 2013:

Name	Number of Unvested SARs (#)	Weighted Exercise Price ($)	Value of Unvested SARs ($)
W. Douglas Parker	276,677	7.77	1,670,938
J. Scott Kirby	193,695	7.77	1,169,784
Robert D. Isom, Jr.	110,096	7.77	664,903
Stephen L. Johnson	110,096	7.77	664,903
Derek J. Kerr	110,096	7.77	664,903

Name	Number of Unvested RSUs (#)	Value of Unvested RSUs ($)
W. Douglas Parker	344,695	4,760,238
J. Scott Kirby	241,312	3,332,519
Robert D. Isom, Jr.	137,161	1,894,193
Stephen L. Johnson	137,161	1,894,193
Derek J. Kerr	137,161	1,894,193

(c)

Under the Parker Agreement, upon a “double trigger” qualifying termination as described in footnote (a) above, Mr. Parker is entitled to receive (i) a payment equal to the value of 24 months of COBRA continuation coverage premiums for healthcare benefits for Mr. Parker and his eligible dependents, less the cost of such benefits for an active employee for 24 months, (ii) extended life insurance coverage for two years post-termination, and (iii) positive space travel privileges for Mr. Parker for his lifetime and his wife and eligible dependents for their lifetimes. Under the US Airways Group Executive CIC Agreements, upon a “double trigger” qualifying termination as described in footnote (a) above, each named executive officer other than Mr. Parker would be entitled to receive a payment equal to the value of 24 months of COBRA continuation coverage premiums for healthcare benefits for the executive and eligible dependents. Although, as described above, each US Airways Group named executive officer has agreed to waive any “single trigger” equity award acceleration, under the US Airways Group Executive CIC Agreements, upon the occurrence of a “single trigger” change in control (the Closing only, as described in footnote (a) above), each named executive officer other than Mr. Parker would be entitled to receive positive space travel privileges for the executive and his/her dependents for the life of the executive. The following table quantifies each separate perquisite included in the aggregate total reported in the column:

Name	Continued Healthcare Coverage ($)	Life Insurance(a) ($)	Positive Space Travel(b) ($)
W. Douglas Parker	26,144	6,967	211,133
J. Scott Kirby	22,950	—	243,696
Robert D. Isom, Jr.	30,908	—	321,801
Stephen L. Johnson	39,444	—	126,730
Derek J. Kerr	30,908	—	206,694

(a)	Amount represents the premium payments for 24 months of life insurance coverage assuming the monthly premium as of May 24, 2013.

(b)	Reflects the present value of future travel calculated using a discount rate of 3.53% and RP2000 White Collar mortality table, and assumes a 1% annual increase in the cost of travel.

(d)	Under the Parker Agreement, Mr. Parker is entitled to (i) a tax gross-up payment in connection with the payment covering the value of 24 months’ of COBRA continuation coverage premiums for healthcare benefits for Mr. Parker and his eligible dependents, (ii) a tax gross-up on flight privileges, and (iii) a tax gross-up payment in an amount that will have an after-tax value equal to taxes that could be imposed if any severance payments due to Mr. Parker are considered to be “excess parachute payments” subject to excise tax under Sections 280G and 4999 of the Code. For each named executive officer other than Mr. Parker, under the US Airways Group Executive CIC Agreement, each executive is entitled to a 280G tax gross-up payment in an amount that will have an after-tax value equal to taxes that are imposed if any severance payments due to the executive are considered to be greater than 110% of the amount that would cause any portion of the payments to be “excess parachute payments” subject to excise tax under Sections 280G and 4999 of the Code. All tax gross-up payments are payable upon a “single trigger” change in control (the Closing only, as described in footnote (a) above), other than Mr. Parker’s tax gross-up payments related to his continued healthcare coverage and his flight privileges, each of which is payable upon a “double trigger” change in control and qualifying termination (as described in footnote (a) above). The following table quantifies each separate tax gross-up payment included in the aggregate total reported in the column:

Name	Continued Healthcare Coverage Gross-Up ($)	Flight Privileges Gross-Up ($)	280G-Gross-Up ($)
W. Douglas Parker	45,752	158,350	2,466,098
J. Scott Kirby	—	—	—
Robert D. Isom, Jr.	—	—	—
Stephen L. Johnson	—	—	1,362,171
Derek J. Kerr	—	—	—

(e)	Under the Parker Agreement, in connection with a “double trigger” qualifying termination, as described in footnote (a) above, Mr. Parker is entitled to extended exercisability of US Airways Group equity awards for a period of 36 months following his termination of employment, or such longer period as provided by the terms of any specific award. Under the US Airways Group Executive CIC Agreements, in connection with a “double trigger” qualifying termination, as described in footnote (a) above, the named executive officers other than Mr. Parker are entitled to extended exercisability of all vested US Airways Group stock options, SARs, or other similar stock awards for 18 months following the executive’s termination of employment. Amounts in this column reflect the incremental aggregate value due to the extension of the exercise period of the executive officer’s stock options and/or SARs.

Narrative Disclosure to Merger-Related Compensation Table

US Airways Group and US Airways have entered into an employment agreement with Mr. Parker and, with respect to each of its other named executive officers, a US Airways Group Executive CIC Agreement, each of which provide for severance payments and benefits upon certain terminations of employment. For more information relating to these agreements, see the section entitled “The Merger—Interests of US Airways Group’s Directors and Executive Officers in the Merger” beginning on page 110.

Under the US Airways Group Executive CIC Agreements, all of the US Airways Group stock options, SARs, and RSUs held by named executive officers (other than Mr. Parker) will have their vesting accelerated in connection with the Merger pursuant to a “single trigger” arrangement (e.g., the Closing only). Under the Parker Agreement, all of the US Airways Group stock options, SARs, and RSUs held by Mr. Parker may have their vesting accelerated in connection with the Merger pursuant to certain “double trigger” arrangements (e.g., the Closing and a qualifying termination of employment). In addition, under Mr. Parker’s individual equity award agreements, Mr. Parker would be entitled to accelerated vesting of his outstanding US Airways Group equity awards upon a change of control of US Airways Group. In connection with the Merger, each US Airways Group named executive officer has agreed to waive any rights to “single trigger” accelerated vesting. Instead, each has agreed to a “double trigger” accelerated vesting arrangement.

For more information relating to the treatment of the US Airways Group equity awards held by US Airways Group named executive officers, see the section entitled “The Merger—Interests of US Airways Group’s Directors and Executive Officers in the Merger” beginning on page 110.

The US Airways Group board of directors recommends a vote “FOR” the proposal to approve the Merger-related compensation of the US Airways Group named executive officers.

PROPOSAL 3: ADJOURNMENT IF VOTES ARE INSUFFICIENT TO ADOPT MERGER AGREEMENT

Although it is not currently expected, the 2013 Annual Meeting of Stockholders may be adjourned to permit further solicitation of proxies, if necessary, to obtain additional votes in favor of the adoption of the Merger Agreement if there are not sufficient votes to adopt the Merger Agreement present at the 2013 Annual Meeting of Stockholders. In that event, US Airways Group may ask its stockholders to vote on any or all of the proposals to (i) consider and approve, on a non-binding, advisory basis, the Merger-related compensation of US Airways Group’s named executive officers, (ii) elect directors to the US Airways Group board of directors, (iii) ratify the appointment of KPMG LLP as US Airways Group’s independent registered public accounting firm for 2013, (iv) consider and approve, on a non-binding, advisory basis, the compensation of US Airways Group’s named executive officers as disclosed in this proxy statement/prospectus, and (v) approve the adjournment of the meeting to solicit additional proxies, but not the proposal to adopt the Merger Agreement.

In this proposal, US Airways Group is asking you to authorize the holder of any proxy solicited by the US Airways Group board of directors to vote in favor of granting discretionary authority to the proxies to adjourn the meeting for the purpose of soliciting additional proxies. If US Airways Group’s stockholders approve the adjournment proposal, US Airways Group could adjourn the meeting and any adjourned session of the meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders that have previously returned properly executed proxies or authorized a proxy by telephone or over the Internet. Additionally, US Airways Group may seek to adjourn the meeting if a quorum is not present at the meeting.

The US Airways Group board of directors recommends a vote “FOR” the proposal to adjourn the 2013 Annual Meeting of Stockholders, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement.

PART III—AMR

DESCRIPTION OF AMR’S BUSINESS

Chapter 11 Proceedings

On November 29, 2011, AMR and the other Debtors filed voluntary petitions for relief under the Bankruptcy Code in the Bankruptcy Court. The Chapter 11 Cases are being jointly administered under the caption “In re AMR Corporation, et al., Case No. 11-15463-SHL.”

No assurance can be given as to the value, if any, that may be ascribed to the Debtors’ various prepetition liabilities and other securities. AMR cannot predict what the ultimate value of any of its or the other Debtors’ securities may be. Accordingly, the Debtors urge that caution be exercised with respect to existing and future investments in any of these securities (including AMR’s common stock) or other Debtor claims.

AMR and the other Debtors are operating as “debtors in possession” under the jurisdiction of the Bankruptcy Court and the applicable provisions of the Bankruptcy Code. In general, as a debtor in possession under the Bankruptcy Code, AMR is authorized to continue to operate as an ongoing business but may not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court. The Bankruptcy Code enables AMR to continue to operate its business without interruption and the Bankruptcy Court has granted additional relief covering, among other things, obligations to (i) employees, (ii) taxing authorities, (iii) insurance providers, (iv) independent contractors for improvement projects, (v) foreign vendors, (vi) other airlines pursuant to certain interline agreements, and (vii) certain vendors deemed critical to the Debtors’ operations.

The Chapter 11 petitions triggered defaults on substantially all debt obligations of the Debtors. However, under Section 362 of the Bankruptcy Code, the commencement of a Chapter 11 case automatically stays most creditor actions against the debtor’s property.

Additional information about the Chapter 11 Cases is available on the Internet at www.restructuringamr.com. Court filings and claims information are available at www.amrcaseinfo.com. Information on the websites referenced in the two preceding sentences is not incorporated into or otherwise made a part of this proxy statement/prospectus. See also the section entitled “AMR Management’s Discussion and Analysis of Financial Condition and Results of Operations—Chapter 11 Progress” beginning on page 220 and Note 1 to the AMR 2012 consolidated financial statements for further information regarding the Chapter 11 Cases.

General Description

AMR Corporation

AMR was incorporated in October 1982. Virtually all of AMR’s operations fall within the airline industry. AMR’s principal subsidiary, American Airlines, Inc., was founded in 1934. At the end of 2012, American provided scheduled jet service to approximately 160 destinations throughout North America, the Caribbean, Latin America, Europe, and Asia.

AMR Eagle, a wholly-owned subsidiary of AMR, owns a regional airline which does business as “American Eagle®.” American also contracts with certain independently owned regional airlines to provide it with regional feed under the American Eagle® and American Connection® names.

American, together with the American Eagle Carriers, serves more than 250 cities in approximately 50 countries with, on average, 3,400 daily flights. The combined network fleet numbers approximately 900 aircraft. American is also a founding member of the oneworld® alliance, which enables member airlines to offer their customers more services and benefits than any member airline can provide individually. These services include a broader route network, opportunities to earn and redeem frequent flyer miles across the combined oneworld®

network, and more airport lounges. Together, oneworld® members serve more than 800 destinations in approximately 150 countries, with about 9,000 daily departures. American is also one of the largest scheduled air freight airlines in the world, providing a wide range of freight and mail services to shippers throughout its system onboard American’s passenger fleet.

Pursuant to capacity purchase agreements between American and the American Eagle Carriers, American receives all passenger revenue from flights performed for it by the American Eagle Carriers and pays the regional airlines providing services under the American Eagle® and American Connection® names a fee for each flight. The capacity purchase agreements reflect what AMR believes are current market rates received by other regional airlines for similar flying. Amounts paid to the American Eagle Carriers under the capacity purchase agreements are available to pay for various operating expenses of the American Eagle Carriers, such as crew expenses, maintenance, and other aircraft-related expenses. As of December 31, 2012, the American Eagle Carriers operated approximately 1,500 daily departures, offering scheduled passenger service to over 175 destinations in North America, Mexico, and the Caribbean. On a separate company basis, in 2012 AMR Eagle reported $1.2 billion in revenue and an unaudited loss of approximately $51 million, which does not reflect any adjustments necessary to conform to GAAP.

Lower Cost Structure

During its Chapter 11 restructuring, AMR and the other Debtors have taken numerous steps to become more cost competitive in the industry. These measures include labor cost savings, managerial efficiencies, fleet reconfiguration, and other economies. Through the process under Section 1113 of the Bankruptcy Code and consensual negotiations with its labor unions, American and AMR Eagle have entered into new restructured CBAs with each of their respective union groups. In addition, as part of its effort to treat all employee groups (both salaried and hourly) in a consistent manner, American has reduced its management headcount by 15% and related costs by 17%. The Debtors also froze their four defined benefit pension plans, and terminated the pilot variable income retirement plan, putting in their place a revised defined contribution retirement benefit plan. The Debtors also amended the pilots’ defined benefit pension plan to eliminate lump-sum and similar installment forms of benefit payments from such plan, removing a significant threat to the viability of AMR’s operations post-emergence. AMR estimates that, as a result of these accomplishments, labor costs of AMR as an independent company would be reduced by an average of approximately $1.1 billion annually through 2017.

Improved Balance Sheet

The Debtors also have taken significant actions to reduce non-labor related liabilities on their balance sheets. Specifically, the Debtors have rejected or renegotiated financing on more than 400 aircraft, and evaluated and/or renegotiated over 700 real estate leases and over 9,000 vendor contracts. Importantly, during their restructuring, the Debtors have successfully implemented their fleet renewal strategy. In that regard, the Debtors have largely completed their efforts to reject aircraft leases and sell and/or return aircraft and engines in a manner that will significantly enhance ongoing operations and reduce costs, subject to confirmation of the Plan. The Debtors have evaluated their fleet based on current rates and market values, required maintenance, and the need to phase out older aircraft to achieve necessary fleet efficiencies. The Debtors have also restructured their aircraft debt and leases to reduce ownership and maintenance costs by $1.5 billion through 2017. Additionally, American has eliminated $2.5 billion of unsecured and tax exempt debt resulting in $1.3 billion in interest and principal savings over five years. AMR estimates that these non-labor cost-reducing measures will result in $4.3 billion of cash savings through 2017 to AMR, if it were to remain an independent company.

Competition

Domestic Air Transportation

The domestic airline industry is fiercely competitive. Currently, any U.S. airline deemed fit by the DOT is generally free to operate scheduled passenger service between any two points within the U.S. and its possessions, with the exception of certain airports that require Slots. Most major airlines have developed hub-and-spoke systems and schedule patterns in an effort to maximize the revenue potential of their service. American operates in five primary domestic markets: Dallas/Fort Worth, Chicago O’Hare, Miami, New York City, and Los Angeles.

The American Eagle Carriers increase the number of markets American serves by flying to lower demand markets and providing connections at American’s primary markets. Currently, American’s competitors also own or have marketing agreements with regional airlines which provide similar services at their hubs and other locations.

On most of its domestic non-stop routes, American currently faces competing service from at least one, and sometimes more than one, domestic airline, including: Alaska Airlines, Delta Air Lines, Frontier Airlines, Hawaiian Airlines, JetBlue Airways, Southwest Airlines, Spirit Airlines, US Airways, United Airlines, Virgin America, and each of their affiliated regional airlines. Competition is even greater between cities that require a connection, where the major airlines compete via their respective hubs. In addition, American faces competition on some of its connecting routes from airlines operating point-to-point service on such routes. American also competes with all-cargo and charter airlines and, particularly on shorter segments, ground and rail transportation. On all of its routes, pricing decisions are affected, in large part, by the need to meet competition from other airlines.

International Air Transportation

In addition to its extensive domestic service, American provides international service to the Caribbean, Canada, Latin America, Mexico, Europe, and Asia. American’s operating revenues from foreign operations (flights serving international destinations) were approximately 40% of its total operating revenues in each of the three years 2012, 2011, and 2010.

In providing international air transportation, American competes with foreign investor-owned airlines, foreign state-owned airlines, and U.S. airlines that have been granted authority to provide scheduled passenger and cargo service between the U.S. and various overseas locations. In general, airlines that have the greatest ability to seamlessly connect passengers to and from markets beyond the nonstop city pair have a competitive advantage. In some cases, however, foreign governments limit U.S. airlines’ rights to carry passengers beyond designated gateway cities in foreign countries. To improve access to each other’s markets, various U.S. and foreign airlines—including American—have established codeshare agreements with other airlines. American currently has marketing relationships with Air Berlin, Air Pacific, Air Tahiti Nui, Alaska Airlines, British Airways, Cape Air, Cathay Pacific, Dragonair, EL AL, Etihad Airways, EVA Air, Finnair, Gulf Air, Hainan Airlines, Hawaiian Airlines, Iberia, Japan Airlines, Jet Airways, JetStar Airways, LAN (which includes LAN Airlines, LAN Argentina, LAN Colombia, LAN Ecuador, LAN Peru, and TAM Airlines), Malaysia Airlines, Niki, Qantas, Qatar Airways, Royal Jordanian, S7 Airlines, Seaborne Airlines, and WestJet.

American is a founding member of the oneworld® alliance, which includes Air Berlin, British Airways, Cathay Pacific, Finnair, Iberia, Japan Airlines, LAN, Malaysia Airlines, Qantas, Royal Jordanian, and S7 Airlines. SriLankan Airlines is scheduled to join the alliance in 2013 and Qatar Airways is expected to join the alliance in late 2013 or early 2014. The oneworld® alliance links the networks of the member airlines to enhance customer service and smooth connections to the destinations served by the alliance, including linking the airlines’ frequent flyer programs and access to the airlines’ airport lounge facilities.

American is party to a cooperation agreement with British Airways, Iberia, Finnair, and Royal Jordanian, and in the last two years has implemented a JBA with British Airways and Iberia, to which Finnair is expected to be added. American also is a party to JBAs with Japan Airlines and Qantas. These JBAs enable the airlines to cooperate on flights between particular destinations and also generally allow pooling and sharing of certain revenues and costs, expanded codesharing, enhanced frequent flyer program reciprocity, and cooperation in other areas. American and its joint business partners received regulatory approval to enter into these JBAs.

In December 2012, American signed agreements to codeshare with Sao Paulo-based TAM Airlines and Bogota-based LAN Colombia. Once approved in Brazil and Colombia, respectively, these new codeshare relationships will provide expanded opportunities for American to serve new markets in Brazil and Colombia and for TAM Airlines and LAN Colombia to serve new markets in the U.S.

Price Competition

The airline industry is characterized by substantial and intense price competition. Fare discounting by competitors has historically had a negative effect on AMR’s financial results because American is generally required to match competitors’ fares, as failing to match would provide even less revenue due to customers’ price sensitivity.

Regulation

General

AMR is subject to extensive domestic and international regulatory requirements. The Deregulation Act of 1978, as amended, eliminated most domestic economic regulation of passenger and freight transportation. However, the DOT and the FAA still exercise certain regulatory authority over airlines. The DOT maintains jurisdiction over the approval of international codeshare agreements, international route authorities, and certain consumer protection and competition matters, such as advertising, denied boarding compensation, and baggage liability.

The FAA prescribes numerous regulations concerning maintenance and operations for airlines, including establishing standards for personnel, aircraft, and certain security measures. As part of that oversight, the FAA has implemented a number of requirements that American has incorporated and is incorporating into its maintenance programs. American is progressing toward the completion of numerous airworthiness directives, a number of which require American to perform significant maintenance work and to incur additional expenses. Based on its current implementation schedule, American expects to be in compliance with the applicable requirements within the required time periods. The FAA also operates the ATC system.

The DOT and the antitrust division of the DOJ have jurisdiction over airlines antitrust matters. The U.S. Postal Service has jurisdiction over certain aspects of the transportation of mail and related services. Labor relations in the air transportation industry are regulated under the RLA, which vests in the NMB certain functions with respect to disputes between airlines and labor unions relating to union representation and CBAs. In addition, as a result of heightened levels of concern regarding data privacy, American is subject to an increasing number of domestic and foreign laws regarding the privacy and security of passenger and employee data.

International

International air transportation is subject to extensive government regulation. American’s operating authority in international markets is subject to aviation agreements between the U.S. and the respective countries or governmental authorities (such as the EU), and in some cases, fares and schedules require the approval of the relevant foreign governments. Moreover, alliances with international airlines may be subject to the jurisdiction and regulations of various foreign agencies. Bilateral and multilateral agreements among the U.S. and various foreign governments of countries served by American are periodically subject to renegotiation. Changes in U.S. or foreign government aviation policies could result in the alteration or termination of such agreements, diminish the value of route authorities, or otherwise adversely affect American’s and American Eagle’s international operations. In addition, at some foreign airports, an airline needs Slots and other facilities before the airline can introduce new service or increase existing service. The availability of such Slots is not assured and the inability of American or American Eagle to obtain and retain needed Slots and facilities could therefore inhibit its efforts to compete in certain international markets.

Security

In November 2001, the ATSA was enacted in the U.S. The ATSA created a new government agency, the TSA, which is part of the DHS and is responsible for aviation security. The ATSA mandates that the TSA provide for the screening of all passengers and property, including U.S. mail, cargo, carry-on and checked baggage, and other articles that will be carried aboard a passenger aircraft. The ATSA also provides for security in the flight decks of aircraft and requires federal air marshals to be present on certain flights.

Effective February 1, 2002, the ATSA imposed a $2.50 per enplanement security service fee, which is being collected by airlines and submitted to the government to pay for these enhanced security measures. Additionally, airlines are annually required to submit to the government an amount equal to the amount the airlines are paid for screening passengers and property in 2000. In recent years, the government has sought to increase both of these fees under spending proposals for the DHS. American and other airlines have announced their opposition to these proposals as there is no assurance that any increase in fees could be passed on to customers.

Airline Fares

Airlines are permitted to establish their own domestic fares without governmental regulation. The DOT maintains authority over certain international fares, rates, and charges, but applies this authority on a limited basis. In addition, international fares and rates are sometimes subject to the jurisdiction of the governments of the foreign countries which American serves. While airlines are required to file and adhere to international fare and rate tariffs, substantial commissions, fare overrides, and discounts to travel agents, brokers, and wholesalers characterize many international markets.

Airport Access

Operations at four major domestic airports and certain foreign airports served by American and American Eagle are regulated by governmental entities through allocations of Slots or similar regulatory mechanisms which limit the rights of airlines to conduct operations at those airports. Each Slot represents the authorization to land at or take off from the particular airport during a specified time period. In the U.S., the FAA currently regulates the holding of Slots, Slot exemptions, operating authorizations, or similar capacity allocation mechanisms at Ronald Reagan National Airport in Washington, D.C., LaGuardia Airport and John F. Kennedy International Airport in New York, and Newark International Airport. American’s operations at these airports generally require the allocation of Slots or analogous regulatory authorities. Similarly, American’s operations at Tokyo’s Narita Airport, London’s Heathrow Airport, and certain other international airports are regulated by local Slot coordinators pursuant to the International Air Transport Association’s Worldwide Scheduling Guidelines and applicable local law. American currently has sufficient Slots or analogous authorizations to operate its existing flights, and it has generally been able to obtain the rights to expand its operations and to change its schedules. There is no assurance, however, that American will be able to do so in the future because, among other reasons, such allocations are subject to changes in governmental policies.

Environmental Matters

Airlines are subject to various laws and government regulations concerning environmental matters and employee safety and health in the U.S. and other countries. U.S. federal laws that have a particular impact on American include the Airport Noise and Capacity Act of 1990 (“ANCA”), the Clean Air Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response, Compensation and Liability Act (the Superfund Act). Certain operations of American concerning employee safety and health matters are also subject to the oversight of the U.S. Occupational Safety and Health Administration (“OSHA”). The EPA, OSHA, and other federal agencies have been authorized to promulgate regulations that have an impact on American’s operations. In addition to these federal activities, various states have been delegated certain authorities under the aforementioned federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to or stricter than federal requirements.

The ANCA recognizes the rights of airport operators with noise problems to implement local noise abatement programs so long as they do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. Authorities in several cities have promulgated aircraft noise reduction programs, including the imposition of nighttime curfews. The ANCA generally requires FAA approval of local noise restrictions on aircraft. While American has had sufficient scheduling flexibility to accommodate local noise restrictions imposed to date, American’s operations could be adversely affected if locally-imposed regulations become more restrictive or widespread.

Many aspects of AMR’s operations are subject to increasingly stringent environmental regulations. Concerns about climate change and greenhouse gas emissions, in particular, may result in the imposition of additional legislation or regulation. For example, the EU has adopted a directive under which each EU member state is required to extend the existing ETS to aviation. This would have required AMR to annually submit emission allowances in order to operate flights to and from EU member states in January 2012 and thereafter, including flights between the U.S. and EU member states. In November 2012, the European Commission proposed to suspend for one year the ETS’s application to flights entering and departing Europe, to allow ICAO to propose an alternate global emissions reduction scheme. The proposal is expected to be approved by the European Parliament and EU member states represented in the European Council in the second quarter of 2013. The ETS may be reactivated if ICAO does not make progress towards an alternate global scheme within the next year.

The U.S. enacted legislation in November 2012 that will allow the Secretary of Transportation to prohibit U.S. airlines from participating in the ETS. While these measures create some uncertainty as to the extent to which AMR will be required to participate in the ETS going forward, it is nevertheless increasingly likely that in the future AMR will be required to participate in some form of international arrangement governing aircraft emissions. Environmental legislative or regulatory action by the U.S., state, or foreign governments currently or in the future may adversely affect AMR’s business and financial results.

The environmental laws to which AMR is subject include those related to responsibility for potential soil and groundwater contamination. American is conducting investigation and remediation activities to address soil and groundwater conditions at several sites, including airports and maintenance bases. American anticipates that the ongoing costs of such activities will be immaterial. American has also been named as a potentially responsible party at certain Superfund sites. American’s alleged volumetric contributions at such sites are small in comparison to total contributions of all potentially responsible parties and American expects that any future payments of its share of costs at such sites will be immaterial.

Labor

AMR’s business is labor intensive. Wages, salaries, and benefits represented approximately 28% of AMR’s operating expenses for the year ended December 31, 2012. The average full-time equivalent number of people employed by AMR’s subsidiaries for the year ended December 31, 2012 was 77,750.

The majority of the people employed by AMR are represented by labor unions and covered by CBAs. American’s pilots are represented by the APA, its flight attendants by the APFA, and its mechanics and fleet service employees, and certain other employee groups, by the TWU. AMR Eagle’s pilots are represented by the Air Line Pilots Association (“ALPA”), its flight attendants by the AFA, and its mechanics and fleet service employees and certain other employee groups, by the TWU.

Relations with labor organizations are governed by the RLA. Under the RLA, the CBAs between AMR’s subsidiaries and these labor organizations generally do not expire but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, it must notify the other party in the manner prescribed under the RLA and as agreed to by the parties. Under the RLA, after receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the NMB to appoint a federal mediator. The RLA prescribes no set timetable for the direct negotiation and mediation process. It is not unusual for those processes to last for many months, and even for several years. If no agreement is reached in mediation, the NMB in its discretion may declare at some time that an impasse exists, and if an impasse is declared, the NMB proffers binding arbitration to the parties. Either party may decline to submit to arbitration. If arbitration is rejected by either party, a 30-day “cooling off” period commences. Throughout the bargaining process, and during this “cooling off” period, the parties are precluded from engaging in any “self-help,” such as strikes or work slowdowns by employees or a lockout by the employer. During the “cooling off” period (or after), a PEB may be established to examine the parties’ positions and recommends a solution. The PEB process lasts for 30 days and is followed by another “cooling off” period of 30 days, which extends the prohibition against “self-help” until the PEB process is concluded. At the end of the “cooling off” period or PEB process, whichever is longer, unless an agreement is reached or action is taken by Congress to legislate a solution to the bargaining dispute, the labor organization may exercise “self-help,” such as a strike or other job action, and the airline may resort to its own “self-help,” including the imposition of any or all of its proposed amendments to the CBA and the hiring of new people to replace any striking workers.

Prior to the Chapter 11 filings on November 29, 2011, American had been in negotiations with its unions under the RLA for as long as five years. As of December 31, 2012, American and AMR Eagle have new contracts with all of their respective labor groups. In addition, American’s pilots, flight attendants, and ground employee unions and the USAPA have agreed to terms for improved CBAs, effective upon the Closing. The AFA has also reached a tentative agreement, which includes support for the Merger. American’s unions representing pilots and flight attendants are working with their counterparts at US Airways to determine representation and single agreement protocols to be used to integrate workforce after the Merger. For more information, see the section entitled “The Merger Agreement” beginning on page 117.

Fuel

AMR’s operations and financial results are significantly affected by the availability and price of jet fuel. AMR’s fuel costs and consumption for the years 2010 through 2012 were:

Year	Gallons Consumed (in millions)	Total Cost (in millions)	Average Cost Per Gallon	Percent of AMR’s Operating Expenses
2010	2,764	$6,400	$2.316	29.3
2011	2,756	$8,304	$3.013	33.2
2012	2,723	$8,717	$3.201	35.2

In order to provide a measure of control over price and supply, AMR trades and ships fuel and maintains fuel storage facilities to support its flight operations. AMR also manages the price risk of fuel costs through the use of hedging contracts, which consist primarily of call options, collars (consisting of a purchased call option and a sold put option), and call spreads (consisting of a purchased call option and a sold call option). Heating oil, jet fuel, and crude oil are the primary underlying commodities in the hedge portfolio. AMR does not take a view on the direction of fuel prices; instead, AMR layers in fuel hedges on a systematic basis. Depending on movements in the price of fuel, AMR’s fuel hedging program can result in gains or losses on its fuel hedges.

For the three months ended March 31, 2013 and March 31, 2012, AMR’s fuel hedging program decreased AMR’s fuel expense by $8 million and $29 million, respectively. During 2012, 2011, and 2010, AMR’s fuel hedging program increased (decreased) AMR’s fuel expense by approximately $(4) million, $(335) million, and $142 million, respectively. As of January 2013, AMR had cash flow hedges covering approximately 21% of its estimated 2013 fuel requirements and as of March 31, 2013, AMR had cash flow hedges covering approximately 28% of its estimated remaining 2013 fuel requirements. The consumption hedged for 2013 was capped at an average price of approximately $3.03 per gallon of jet fuel. Five percent of estimated 2013 fuel requirements was hedged using call spreads with protection capped at an average price of approximately $3.37 per gallon of jet fuel. Sixteen percent of estimated 2013 fuel requirements was hedged using collars with an average floor price of approximately $2.39 per gallon of jet fuel. The cap and floor prices exclude taxes and transportation costs.

Frequent Flyer Program

American established the AAdvantage® program to develop passenger loyalty by offering awards to travelers for their continued patronage. American believes that the AAdvantage® program is one of its competitive strengths. The AAdvantage® program benefits from a growing base of approximately 72 million members with desirable demographics who have demonstrated a strong willingness to collect AAdvantage® program miles over other loyalty program incentives and are generally disposed to adjusting their purchasing behavior in order to earn additional AAdvantage® program miles. The AAdvantage® program members earn mileage credits by flying on American, the American Eagle Carriers, or by using services of other participants in the AAdvantage® program. Mileage credits can be redeemed for free, discounted, or upgraded travel on American, the American Eagle Carriers, or other participating airlines, or for other awards. Once a member accrues sufficient mileage for an award, the member may book award travel. Most travel awards are subject to capacity controlled seating. A member’s mileage credit does not expire as long as that member has any type of qualifying activity at least once every 18 months.

American sells mileage credits and related services to other participants in the AAdvantage® program. There are over 1,000 program participants, including a leading credit card issuer, hotels, car rental companies, and other products and services companies. American believes that program participants benefit from the sustained purchasing behavior of the AAdvantage® program members, which translates into a recurring stream of revenues for the AAdvantage® program. Under its agreements with the AAdvantage® program members and program participants, American reserves the right to change the AAdvantage® program at any time without notice, and may end the program with six months’ notice. As of December 31, 2012, the AAdvantage® program had approximately 609 billion outstanding award miles. During 2012, the AAdvantage® program issued approximately 209 billion miles, of which approximately 66% were sold to program participants.

Cargo

American Airlines Cargo, a division of American, transports on average over 100 million pounds of cargo weekly to major cities in the U.S., Europe, Canada, Mexico, the Caribbean, Latin America, and Asia. American’s cargo network is one of the largest air cargo networks in the world, with facilities and interline connections available across the globe. During 2012, American Airlines Cargo accounted for approximately 2.7% of AMR’s operating revenues by generating $669 million in freight and mail revenue, a decrease of 4.8% versus 2011.

Other Revenues

Other revenues, which approximate 10.2% of total revenues, includes revenue from the marketing services related to the sale of mileage credits in the AAdvantage® program (as discussed above), membership fees, and related revenue from AMR’s Admirals Club® operations, and other miscellaneous service revenue, including administrative service charges and baggage handling fees.

Other Matters

Seasonality and Other Factors

AMR’s results of operations for any interim period are not necessarily indicative of those for the entire year since the air transportation business is subject to seasonal fluctuations. Higher demand for air travel has traditionally resulted in more favorable operating and financial results in the second and third quarters of the year than in the first and fourth quarters. Fears of terrorism or war, fare initiatives, fluctuations in fuel prices, labor actions, weather, natural disasters, outbreaks of disease, and other factors could impact this seasonal pattern. In addition, the results of operations in the air transportation business have also significantly fluctuated in the past in response to general economic conditions.

Insurance

AMR carries insurance for public liability, passenger liability, property damage, and all-risk coverage for damage to its aircraft. As a result of the terrorist attacks of September 11, 2001, aviation insurers significantly reduced the amount of insurance coverage available to commercial airlines for claims resulting from acts of terrorism, war, or similar events. At the same time, these insurers significantly increased the premiums for aviation insurance in general. While the price of commercial insurance has declined since the period immediately after the terrorist attacks of September 11, 2001, if commercial insurance carriers further reduce the amount of insurance coverage available to AMR or significantly increase its cost, AMR would be materially adversely affected.

The U.S. government has agreed to provide commercial war-risk insurance for U.S.-based airlines through September 30, 2013, covering losses to employees, passengers, third parties, and aircraft. If the U.S. government were to cease providing such insurance in whole or in part, it is likely that AMR could obtain comparable coverage in the commercial market, but it could incur substantially higher premiums and face more restrictive terms. However, there can be no assurance that comparable insurance coverage for claims resulting from acts of terrorism, war, or similar events will be available in the commercial market. If AMR is unable to obtain adequate insurance coverage for claims resulting from acts of terrorism, war, or similar events at commercially reasonable rates, it would be adversely affected.

Other Government Matters

In time of war or during a national emergency or defense oriented situation, American and other airlines can be required to provide airlift services to the Air Mobility Command under the Civil Reserve Air Fleet program. If American were to provide a substantial number of aircraft and crew to the Air Mobility Command, operations of AMR could be adversely impacted.

Available Information

AMR makes its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Exchange Act available free of charge under the Investor Relations page on its website, www.aa.com, as soon as reasonably practicable after such reports are electronically filed with the SEC. In addition, AMR’s code of ethics (called the Standards of Business Conduct), which applies to all employees of AMR, including American’s chief executive officer, chief financial officer, and controller, is posted under the Investor Relations page on its website, www.aa.com. AMR intends to disclose any amendments to the Standards of Business Conduct, or waivers of the Standards of Business Conduct on behalf of American’s chief executive officer, chief financial officer, or controller, under the Investor Relations page on its website, www.aa.com. The charters for the AMR board of directors’ standing committees (the audit, compensation, diversity, and nominating/corporate governance committees), and the board of directors’ governance policies, are likewise available on AMR’s website, www.aa.com. Information on AMR’s website is not incorporated into or otherwise made a part of this proxy statement/prospectus.

Legal Proceedings

As previously discussed, on November 29, 2011, the Debtors filed voluntary petitions for relief under the Bankruptcy Code. Each of the Debtors continues to operate its business and manage its property as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. As a result of the current Chapter 11 Cases, attempts to prosecute, collect, secure, or enforce remedies with respect to prepetition claims against the Debtors are subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code, including, except in such cases where the Bankruptcy Court has entered an order modifying or lifting the automatic stay, the litigation described below. Notwithstanding the general application of the automatic stay described above, governmental authorities, both domestic and foreign, may determine to continue actions brought under their regulatory powers. Therefore, the automatic stay may have no effect on certain matters described below.

On February 22, 2006, AMR received a letter from the Swiss Competition Commission informing AMR that it is investigating whether AMR and certain other cargo carriers entered into agreements relating to fuel surcharges, security surcharges, war-risk surcharges, and customs clearance surcharges. On March 11, 2008, AMR received a request for information from the Swiss Competition Commission concerning, among other things, the scope and organization of AMR’s activities in Switzerland. On November 8, 2012, the Swiss Competition Commission issued a preliminary order finding that AMR participated in an illegal conspiracy to set cargo fuel, security, and war risk surcharges, and recommending that AMR should be fined 2,225,310 Swiss Francs. AMR disputes the allegation in the Swiss order and intends to vigorously defend itself under Swiss law. On January 23, 2007, the Brazilian competition authorities, as part of an ongoing investigation, conducted an unannounced search of AMR’s cargo facilities in Sao Paulo, Brazil. On April 24, 2008, the Brazilian competition authorities charged AMR with violating Brazilian competition laws. On December 31, 2009, the Brazilian competition authorities made a non-binding recommendation to the Brazilian competition tribunal that it find AMR in violation of competition laws and levy a fine in an unspecified amount. The Brazilian authorities are investigating whether AMR and certain other foreign and domestic airlines violated Brazilian competition laws by illegally conspiring to set fuel surcharges on cargo shipments. AMR is vigorously contesting the allegations and the preliminary findings of the Brazilian competition authorities. AMR intends to cooperate fully with all pending investigations.

In addition, AMR has received inquiries from a number of other jurisdictions, including Australia and South Korea, regarding AMR’s practices relating to setting fuel charges. AMR has timely responded to all such inquiries.

On April 12, 2011, American filed an antitrust lawsuit against Travelport (collectively, Travelport Limited and Travelport, L.P.) and Orbitz Worldwide LLC (“Orbitz”) in Federal District Court for the Northern District of Texas. On October 20, 2011, American sought leave to file new antitrust claims against the defendants based on facts learned through discovery. The lawsuit, as amended, alleged, among other things, that (i) the defendants engaged in anticompetitive practices to preserve their monopoly power over American’s ability to distribute its products through their subscribers and (ii) such actions have prevented American from employing new competing technologies and allowed the defendants to continue to charge American supracompetitive fees.

On December 22, 2011, Travelport brought counterclaims against American alleging that American’s direct connect efforts violate the antitrust laws. On August 16, 2012, the federal district court dismissed Travelport’s counterclaims. On February 5, 2013, Travelport filed a motion for reconsideration of the federal district court’s August 16, 2012 order dismissing its counterclaims and to amend its counterclaims to assert a new claim against American. The proposed new counterclaim alleged that American participated in a conspiracy with rival airlines and Farelogix, Inc., a technology provider to American, to reduce and eliminate competition from Travelport and other global distribution systems (“GDSs”) and to coordinate their negotiations with Travelport and other GDSs.

American settled its disputes with Travelport and Orbitz on March 12, 2013 and March 29, 2013, respectively, subject to approval of the Bankruptcy Court. Under the terms of the settlement between American and Travelport, (i) the parties amended their current distribution and content agreements and extended such agreements for multiple years, (ii) Travelport agreed to provide certain monetary payments to American, and (iii) the parties released one another from any and all claims asserted, or that could have been asserted, in connection with the lawsuit. Under the terms of the settlement between American and Orbitz, the parties released one another from any and all claims asserted, or that could have been asserted, in connection with the lawsuit. The Bankruptcy Court approved the settlements on April 25, 2013.

AMR is engaged in other legal proceedings from time to time. Such proceedings can be complex and take many months, or even years, to reach resolution, with the final outcome depending on a number of variables, some of which are not within AMR’s control. Therefore, although AMR will vigorously defend itself in each of the described actions, the ultimate resolution and potential financial impact on AMR is uncertain.

Description of Property

Flight Equipment—Operating

Owned and leased aircraft operated by AMR at March 31, 2013 included:

Equipment Type	Average Seating Capacity	Owned	Capital Leased	Operating Leased	Total	Average Age (Years)
American Airlines Aircraft
Boeing 737-800	153	87	—	117	204	6
Boeing 757-200	181	81	2	23	106	18
Boeing 767-200 ER	168	4	9	1	14	26
Boeing 767-300 ER	218	45	—	13	58	19
Boeing 777-200 ER	247	44	3	—	47	12
Boeing 777-300 ER	310	—	—	5	5	—
McDonnell Douglas MD-80	140	105	18	64	187	21

Total		366	32	223	621	15

AMR Eagle Aircraft
Bombardier CRJ-700	63/65	47	—	—	47	6
Embraer RJ-135	37	—	—	19	19	12
Embraer RJ-140	44	59	—	—	59	11
Embraer RJ-145	50	118	—	—	118	11
Super ATR	64	—	—	6	6	19

Total		224	—	24	249	10

Almost all of AMR’s owned aircraft are encumbered by liens granted in connection with financing transactions entered into by AMR.

Of the operating aircraft listed above, five owned Boeing 757-200 aircraft, two McDonnell Douglas MD-80 aircraft, and two Boeing 767-200ER aircraft were in temporary storage as of March 31, 2013.

Flight Equipment—Non-Operating

Owned and leased aircraft not operated by AMR at December 31, 2012 included:

Equipment Type	Owned	Capital Leased	Operating Leased	Total
American Airlines Aircraft
Boeing 737-800	1	—	—	1
Boeing 757-200	2			2
McDonnell Douglas MD-80	36	—	—	36

Total	39	—	—	39

AMR Eagle Aircraft
Saab 340B	41	—	—	41

Total	41	—	—	41

Flight Equipment—Leased

Lease expirations for the aircraft included in the table of capital and operating leased flight equipment operated by AMR as of March 31, 2013 are:

Equipment Type	2013	2014	2015	2016	2017	2018 and Thereafter
American Airlines Aircraft
Boeing 737-800	—	—	—	—	—	117
Boeing 757-200	2	7	9	5	2	—
Boeing 767-200 ER	1	9	—	—	—	—
Boeing 767-300 ER	—	—	3	5	4	1
Boeing 777-200 ER	—	—	—	—	—	3
Boeing 777-300 ER	—	—	—		—	5

McDonnell Douglas MD-80	20	15	6	—	6	35

	23	31	18	10	12	161
AMR Eagle Aircraft
Embraer RJ-135	21
Super ATR	6	—	—	—	—	—

	27	—	—	—	—	—

American leases all Super ATR and Embraer RJ-135 aircraft from third parties and, in turn, subleases those aircraft to AMR Eagle for operation.

Substantially all of AMR’s aircraft leases include an option to purchase the aircraft or to extend the lease term, or both, with the purchase price or renewal rental set at a predetermined amount or to be based essentially on the market value of the aircraft at the end of the term of the lease.

Flight Equipment—Third-Party Regional Airlines

The following table summarizes the aircraft contractually obligated to American under capacity purchase agreements with third-party regional airlines as of March 31, 2013:

	Fleet Type
Airline	Bombardier CRJ-200	Embraer RJ- 140	Total
SkyWest Airlines, Inc.	12	—	12
ExpressJet Airlines, Inc. (a)	11	—	11
Chautauqua Airlines, Inc.	—	15	15
Total	23	15	38

(a)	ExpressJet Airlines began service from DFW on February 14, 2013.

Of the aircraft listed above, one SkyWest Airlines, Inc. CRJ RJ-200 aircraft was on operational reserve as of March 31, 2013.

See Note 3 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 and Note 5 and Note 17 to the AMR 2012 consolidated financial statements for additional information on AMR’s capacity purchase agreements with third-party regional airlines.

Flight Equipment—Other Information

All aircraft, excluding the SAAB 340B aircraft and aircraft operated by third-party regional airlines, are owned or leased by American as of March 31, 2013.

For information concerning the estimated useful lives and residual values for owned aircraft, lease terms for leased aircraft, and amortization relating to aircraft under capital leases, see Note 2 and Note 6 to the AMR 2012 consolidated financial statements.

See Note 1 and Note 3 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for information on AMR’s activities under Section 1110 of the Bankruptcy Code and for information on AMR’s acquisition commitments, payments, and options, respectively.

See Note 1 to the AMR 2012 consolidated financial statements for information on AMR’s activities under Section 1110 of the Bankruptcy Code. See Note 5 and Note 17 to the AMR 2012 consolidated financial statements for information on AMR’s aircraft acquisition commitments, payments, and options.

Ground Properties

AMR leases or has built as leasehold improvements on leased property most of its airport and terminal facilities in the U.S. and overseas, its training facilities in Fort Worth, Texas, its principal overhaul and maintenance base at Tulsa International Airport (Tulsa, Oklahoma), its regional reservation offices, and local ticket and administration offices throughout the system. AMR owns its headquarters building in Fort Worth, Texas. American has entered into agreements with the Tulsa Municipal Airport Trust; the Alliance Airport Authority, Fort Worth, Texas; the New York City Industrial Development Agency; and the Dallas/Fort Worth, Chicago O’Hare, Newark, San Juan, and Los Angeles airport authorities pursuant to which such entities issued special facility revenue bonds, the proceeds of which were used to pay a portion of the cost of constructing, improving, and modifying facilities and acquiring equipment which are leased to AMR. These special facility revenue bonds are non-recourse to the issuer. In accordance with various orders of the Bankruptcy Court, special facility revenue bond claims in connection with the Alliance Airport, DFW, and Luis Munoz Marin International Airport in San Juan and certain series of special facility revenue bond claims in connection with John F. Kennedy International Airport in New York are expected to be treated as general unsecured claims. Claims relating to special facility revenue bonds at the Newark Airport are also expected to be treated as general unsecured claims. AMR also uses public airports for its flight operations under lease or use arrangements with the municipalities or governmental agencies owning or controlling them and leases certain other ground equipment for use at its facilities.

For information concerning the estimated lives and residual values for owned ground properties, lease terms and amortization relating to ground properties under capital leases, and acquisitions of ground properties, see Note 2 and Note 6 to the AMR 2012 consolidated financial statements.

SUPPLEMENTARY FINANCIAL INFORMATION

Supplementary Financial Data

The table below sets forth certain unaudited supplementary quarterly financial data of AMR for 2013, 2012, and 2011 (in millions, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013
Operating revenue	$6,098	$—	$—	$—
Operating income (loss)	52	—	—	—
Net earnings (loss)	(341)	—	—	—
Earnings (loss) per share:
Basic	(1.02)	—	—	—
Diluted	(1.02)	—	—	—

2012
Operating revenue	$6,037	$6,452	$6,429	$5,937
Operating income (loss)	(89)	142	51	3
Net earnings (loss)	(1,660)	(241)	(238)	263
Earnings (loss) per share:
Basic	(4.95)	(0.72)	(0.71)	0.78
Diluted	(4.95)	(0.72)	(0.71)	0.69

2011
Operating revenue	$5,533	$6,114	$6,376	$5,956
Operating income (loss)	(232)	(78)	39	(783)
Net earnings (loss)	(436)	(286)	(162)	(1,095)
Earnings (loss) per share:
Basic	(1.31)	(0.85)	(0.48)	(3.27)
Diluted	(1.31)	(0.85)	(0.48)	(3.27)

AMR MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In accordance with the SEC requirements for use of Form S-4 in connection with this proxy statement/prospectus, AMR is required to provide its Management Discussion and Analysis for the three months ended March 31, 2013 and the year ended December 31, 2012. Therefore, the discussion below assumes that AMR remains an independent company, unless otherwise indicated.

Chapter 11 Progress

As previously mentioned, AMR and the other Debtors filed the Chapter 11 Cases on November 29, 2011. For a discussion of the Chapter 11 Cases, see the section entitled “Description of AMR’s Business—Chapter 11 Proceedings” beginning on page 206 and Note 1 to the AMR 2012 consolidated financial statements. Since November 29, 2011, AMR has made substantial progress towards transforming AMR and restoring it to industry leadership, profitability, and growth, as outlined in its restructuring business plan.

Key Achievements during 2012

New labor agreements. American and AMR Eagle have new contracts with all of their labor groups, including the APA, APFA, AFA, ALPA, and all seven American TWU-represented groups (fleet service clerks, dispatchers, ground school instructors, maintenance control technicians, simulator technicians, mechanics and related technicians, and stores) and AMR Eagle TWU-represented groups.

Significant cost reductions. AMR has made substantial progress in reducing its cost structure. This included improving certain of the financial terms of its debt and lease agreements, including many related to aircraft and real property leases, optimizing the fleet and facilities by grounding older planes and closing certain facilities, and negotiating improved supplier contracts. These agreements on improved terms are generally subject to certain conditions, including in some cases reaching agreement on definitive documents and AMR’s successful emergence from the Chapter 11 Cases. AMR is also implementing changes that will reduce approximately 10,500 positions across all workgroups, including roughly 1,500 positions in management, as a result of an organizational redesign completed in 2012.

Improved revenue performance. Consolidated passenger revenues increased $986 million, or 4.8%, in 2012 compared to prior year driven by a strong Yield environment and increased Load Factors. Further, AMR posted its largest annual revenue in company history. As used herein, “Load Factor” or “Passenger Load Factor” means the measure of utilized available seating capacity calculated by dividing revenue passenger miles (“RPMs”) by ASMs for a reporting period, and “Yield” or “Passenger Yield” means the amount of passenger revenue earned per RPM during a reporting period.

Renewing and optimizing the fleet. With the aircraft commitments discussed in Note 5 and Note 17 to the AMR 2012 consolidated financial statements, AMR anticipates that American’s mainline jet fleet will be the youngest in North America by 2017. In the fourth quarter of 2012, the size of American’s fleet of 737-800s surpassed that of its MD-80s. In addition, American took the first delivery of its new flagship aircraft, the Boeing 777-300ER, in December 2012 and has 59 new mainline aircraft slated for delivery in 2013.

Customer experience enhancements. In 2012, American took several steps to enhance the customer travel experience, including (i) redesigning the interior of its international widebody aircraft; (ii) installing Main Cabin Extra, which offers more legroom in portions of the main cabin; and (iii) announcing it will become the first domestic airline to offer three-class service and fully lie-flat First and Business Class seats on transcontinental flights. In November 2012, AMR also announced new travel options and a new booking path on its website, www.aa.com.

Strengthening the network. AMR continued to build network scale and alliances by expanding service from its hubs to the domestic and international cities most desirable to high value customers and capitalizing on the JBAs established over the past two years with British Airways, Iberia, Japan Airlines, and Qantas. AMR continues to strengthen its Latin American network with increased destinations and frequencies throughout the region. In December 2012, American signed agreements to codeshare with Sao Paulo-based TAM Airlines and Bogota-based LAN Colombia. Once approved, these new codeshare relationships will provide expanded opportunities for American to serve new markets in Brazil and Colombia. Further, in 2012, oneworld® welcomed new member Air Berlin and members-elect Malaysia Airlines, SriLankan Airlines, and Qatar Airways.

Retirement benefits solution. AMR, in working with the UCC and the unions, developed a solution that allowed AMR to freeze its defined benefit pension plans, instead of seeking termination. The freeze of these plans became effective on November 1, 2012, and the Pilot B Plan, a defined contribution plan, was terminated on November 30, 2012. Eligible employees began to receive a replacement benefit under the $uper $aver 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries (the “AMR SuperSaver Plan”) on November 1, 2012. Subsidized retiree medical coverage was discontinued for current employees November 1, 2012.

See Note 1 of the AMR 2012 consolidated financial statements for additional details on the Chapter 11 reorganization.

Other Recent Events

In the first quarter of 2013, AMR continued its transformation and built on the substantial progress made in 2012 in restoring AMR to industry leadership, profitability, and growth. AMR also entered into the Merger Agreement on February 13, 2013 and filed the Plan with the Bankruptcy Court on April 15, 2013.

The Plan and related Disclosure Statement contemplate that AMR will emerge from Chapter 11 and merge with US Airways Group. The Plan addresses various subjects with respect to the Debtors, including the resolution of pre-petition obligations as well as the capital structure and corporate governance after exit from the Chapter 11 Cases. See Note 14 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for information on the Plan and Disclosure Statement.

Other first quarter highlights include the following:

•

American closed its private offering of the Series 2013-1 EETCs in the aggregate face amount of $664 million. See Note 6 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for further information.

•	In January 2013, American placed into service its first Boeing 777-300ER aircraft.

•

LATAM Airlines Group announced it will join oneworld®, and American filed applications with regulators for codeshare agreements with TAM and LAN Colombia. Pending approval, this will strengthen American’s existing service to Latin America.

•	American and Finnair announced Finnair’s intent to join the transatlantic joint business American shares with British Airways and Iberia, providing additional connections across the Atlantic.

EETC

On March 12, 2013, American closed its private offering of two tranches of EETCs in the aggregate face amount of $663,378,000. The EETCs are comprised of a senior tranche of Class A Certificates with an interest rate of 4.000% per annum and a final expected distribution date of July 15, 2025, and a junior tranche of Class B Certificates with an interest rate of 5.625% per annum and a final expected distribution date of January 15, 2021. The EETCs will represent an interest in the assets of two separate pass through trusts, each of which will hold equipment notes expected to be issued by American. The equipment notes are expected to be secured by eight currently owned Boeing 737-823 aircraft and one currently owned Boeing 777-223ER aircraft, each of which is either unencumbered or is subject to a private mortgage financing, and four new Boeing 777-323ER aircraft currently scheduled for delivery to American during the period from April 2013 to July 2013. The certificates were offered in the U.S. to qualified institutional buyers, as defined in, and in reliance on, Rule 144A under the Securities Act.

AMR filed a motion with the Bankruptcy Court on October 9, 2012 requesting entry of an order authorizing American to, among other things: (i) obtain postpetition financing in an amount of up to $1.5 billion secured on a first priority basis by, among other things, up to 41 Boeing 737-823 aircraft, 14 Boeing 757-223 aircraft, one Boeing 767-323ER aircraft, and 19 Boeing 777-223ER aircraft as part of a new EETC financing (the “Refinancing EETC”) to be offered pursuant to Rule 144A under the Securities Act, and (ii) use cash on hand (including proceeds of the Refinancing EETC) to indefeasibly repay the existing prepetition obligations secured by such aircraft, as applicable, which are currently financed through, as the case may be, an EETC financing entered into by American in July 2009 (the “Series 2009-1 Pass Through Certificates”), a secured notes financing entered into by American in July 2009 (the “2009-2 Senior Secured Notes”), and an EETC financing entered into by American in October 2011 (the “Series 2011-2 Pass Through Certificates” and, together with the Series 2009-1 Pass Through Certificates and the 2009-2 Senior Secured Notes, the “Existing Financings”), in each case, without the payment of any make-whole amount or other premium or prepayment penalty. American expects the Refinancing EETC structure to be substantially similar to the structure of the Series 2011-2 Pass Through Certificates, other than the economic terms (such as the interest rate) and certain terms and conditions to be in effect during the Chapter 11 Cases. The Bankruptcy Court approved the motion on January 17, 2013 and entered an order (the “EETC Order”) pursuant to such effect on February 1, 2013. The trustees for the Existing Financings have appealed the EETC Order and judgments rendered in certain related adversary proceedings. The appeals have been briefed and fully submitted and oral arguments have been scheduled for June 20, 2013. American intends to continue to assert vigorously its rights to repay the Existing Financings without the payment of any make-whole amount or other premium or prepayment penalty, and is considering all of its options, including the payment of the Existing Financings and closing the Refinancing EETC notwithstanding such appeal. There can be no assurance that the refinancing EETC will be effected on acceptable terms, if at all, and, although American can opt to reinstate the Existing Financings prior to emergence, if American determines to repay rather than reinstate the Existing Financings prior to emergence, it is possible that it could lose the appeal and be required to pay make-whole amounts with respect to the Existing Financings. As of March 31, 2013, such make-whole amounts would have exceeded $450 million in the aggregate.

Merger Agreement

On February 13, 2013, AMR entered into an Agreement and Plan of Merger with US Airways Group. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, AMR Merger Sub, a wholly-owned subsidiary of AMR, will merge with and into US Airways Group, with US Airways Group continuing as a direct wholly-owned subsidiary of AMR. See the section entitled “The Merger Agreement” beginning on page 117. If the Merger Agreement is terminated for any reason, the Chapter 11 Cases will continue and the Debtors will prepare and propose an alternative plan of reorganization which could contemplate, among other things, consolidation with another entity, the sale or disposition of certain of AMR’s assets, or AMR’s emergence as a standalone entity. If AMR were to emerge on an independent basis, AMR believes that it should be able to achieve its targeted cost savings of approximately $2 billion each year and its targeted annual revenue enhancements of $1 billion by 2017, although there can be no assurance that it would be able to do so. See Note 13 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for further information, including a description of the Merger Agreement.

Contingencies

AMR has certain contingencies resulting from litigation and claims incident to the ordinary course of business. AMR believes, after considering a number of factors, including (but not limited to) the information currently available, the views of legal counsel, the nature of contingencies to which AMR is subject, and prior experience, that the ultimate disposition of the litigation (see the section entitled “Description of AMR’s Business—Legal Proceedings” beginning on page 214) and claims will not materially affect AMR’s consolidated financial position or results of operations. When appropriate, AMR accrues for these contingencies based on its assessments of the likely outcomes of the related matters. The amounts of these contingencies could increase or decrease in the near term, based on revisions to those assessments. See also the section entitled “AMR Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Information” beginning on page 238 and Note 1 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for information on the claims resolution process.

As a result of the Chapter 11 Cases, virtually all prepetition pending litigation against AMR is stayed.

Financial Highlights

First Quarter 2013

AMR recorded a consolidated net loss of $341 million in the first quarter of 2013 compared to a net loss of $1.7 billion in the same period last year. AMR’s consolidated net loss reflects $160 million of charges to reorganization items offset by higher operating revenues. Consolidated passenger revenue increased by $66 million to $5.3 billion for the first quarter of 2013 compared to the same period last year driven by a strong Yield environment and increased mainline and consolidated Load Factors. Cargo and other revenues decreased by $5 million to $805 million for the first quarter of 2013 compared to the same period last year. Mainline passenger RASMs (“Unit Revenues”) increased 2.7% in the first quarter of 2013 due to a 0.7% increase in passenger yield year-over-year. This also reflects an increase in Load Factor of approximately 1.6 points compared to the first quarter of 2012.

Operating expenses decreased $80 million during the first quarter of 2013 primarily due to lower wages, salaries, and benefits costs. AMR’s operating expenses for the first quarter of 2013 also include special items and Merger-related expenses of $28 million (see Note 9 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for further information) and a $45 million charge due to an increase in workers’ compensation claims in recent months as well as adverse development on older claims.

Charges to reorganization items, net, of $160 million for the first quarter of 2013 consist primarily of certain post-petition unsecured claims on obligations that the Debtors agreed to allow pursuant to the Support and Settlement Agreement. Interest expense of $262 million for the first quarter of 2013 includes $116 million related to post-petition interest expense on unsecured obligations that the Debtors agreed to allow pursuant to the Support and Settlement Agreement.

Fiscal Year 2012

AMR recorded a consolidated net loss of $1.9 billion in 2012 compared to a net loss of $2.0 billion in 2011. AMR’s consolidated net loss reflects $2.2 billion of charges to reorganization items, net, and significant year-over-year increases in fuel prices, offset by higher operating revenues. Consolidated passenger revenue increased by $1.0 billion to $21.7 billion in 2012 compared to the prior year driven by a strong Yield environment and increased Load Factors. Cargo and other revenues decreased by $110 million to $3.2 billion for 2012 compared to the prior year. Mainline unit revenues increased 5.6% in 2012 due to a 4.5% increase in Passenger Yield year-over-year. This also reflects an increase in Load Factor of approximately 0.9 points compared to 2011.

Charges to reorganization items, net of $2.2 billion for 2012, are primarily from estimated claims associated with restructuring the financing arrangements in the Chapter 11 Cases for certain debt and aircraft, including an estimated net loss of $276 million related to the modification of the financing arrangement for American’s Embraer RJ-140 and RJ-145 aircraft, other claim settlements, and professional fees. Fuel prices continued the trend set in 2011, with prices remaining high and extremely volatile. AMR paid an average of $3.20 per gallon in 2012 compared to an average of $3.01 per gallon in 2011, including the effects of hedging. As a result, fuel expense, taking into account the impact of fuel hedging, increased $413 million year-over-year to $8.7 billion. Hedging gains reduced fuel expense by approximately $4 million. Other operating expenses were lower, reflecting the initial impact of the Chapter 11 restructuring process.

In addition, AMR’s 2012 results were impacted by the following items:

•

AMR recognized a $569 million non-cash income tax benefit during the fourth quarter of 2012 related to gains in other comprehensive income. See Note 9 to the AMR 2012 consolidated financial statements for further information.

•	In 2012, AMR recorded $361 million of charges for severance related costs associated with planned reductions in certain work groups.

•

In late September and early October 2012, AMR experienced a labor-related operational disruption that resulted in the cancellation or delay of a substantial number of flights and which affected bookings for fourth quarter travel. This negatively impacted 2012 revenue and net earnings by approximately $120 million and $112 million, respectively.

•	Hurricane Sandy and the early November snow storm in the northeastern U.S. negatively impacted fourth quarter 2012 revenues and net earnings by approximately $65 million and $49 million, respectively.

•	AMR’s fourth quarter results include a $280 million benefit from settlement of a commercial dispute.

AMR recorded a consolidated net loss of $2.0 billion in 2011 compared to a net loss of $471 million in 2010. AMR’s consolidated net loss reflected significant year-over-year increases in fuel prices, partially offset by higher operating revenues. Consolidated passenger revenue increased by $1.6 billion to $20.7 billion in 2011 compared to the prior year. Cargo and other revenues increased by $225 million to $3.3 billion for 2011 compared to the prior year. Mainline unit revenues increased 6.3% in 2011 due to a 6.2% increase in Passenger Yield year-over-year. This also reflected an increase in load factor of approximately 0.1% compared to 2010.

The increase in total operating revenue was offset by significantly higher year-over-year fuel prices. Fuel prices increased significantly through the second quarter and remained high and extremely volatile through year-end 2011. AMR paid an average of $3.01 per gallon in 2011 compared to an average of $2.32 per gallon in 2010, including the effects of hedging. As a result, fuel expense, taking into account the impact of fuel hedging, increased $1.9 billion year-over-year to $8.3 billion. Hedging gains reduced fuel expense by approximately $335 million.

In addition, AMR’s 2011 results were negatively impacted by the following items:

•	In the first quarter of 2011, AMR incurred approximately $31 million in non-recurring non-cash charges related to certain sale/leaseback transactions.

•

Also in the first quarter of 2011, several events transpired which adversely impacted system operations, including extreme weather events in January and February, a catastrophic earthquake and tsunami in Japan, and a fire at Miami International Airport that adversely affected American’s aircraft fueling capabilities at the airport. These events, combined with the effect of AMR’s efforts to improve distribution of AMR’s products (as described under the GDS discussion above), resulted in reduced revenue in the first quarter.

•

AMR’s second quarter revenue results reflected approximately $60 million in lower revenue due to extreme weather events during the quarter in Dallas-Fort Worth and the continued impact of the earthquake that struck Japan in March 2011.

•

In the fourth quarter of 2011, the Debtors recognized $118 million in reorganization items related to expenses (including professional fees) and provisions for losses that are realized or incurred in the Chapter 11 Cases.

•

Also in the fourth quarter of 2011, special charges and other items consisted of $768 million, including $725 million related to the impairment of certain aircraft and gates and a $43 million revenue reduction as a result of a decrease in the breakage assumption related to the AAdvantage® program frequent flier liability.

AMR reduced capacity by approximately 3% in the fourth quarter of 2011 due to the uncertain economic environment, high fuel costs, and higher than normal pilot retirements. As a result, AMR’s results were adversely impacted by approximately $55 million in the quarter.

AMR recorded a net loss of $471 million in 2010 compared to a net loss of $1.5 billion in 2009. AMR’s smaller net loss in 2010 reflected a strengthening of the revenue environment in a weak global economy which led to higher passenger revenues, partially offset by higher fuel prices. In addition to higher fuel expenses, AMR’s 2010 results were negatively impacted by $81 million in special items. The special items consisted of $53 million related to the Venezuelan currency remeasurement in January 2010 and a $28 million non-cash impairment of certain routes in Latin America.

Liquidity and Capital Resources

The matters described herein, to the extent that they relate to future events or expectations, may be significantly affected by the Chapter 11 Cases, the Plan, and the Merger. In particular, transition planning for AAG is just beginning, and, therefore, future levels of debt, other obligations, and liquidity needs are difficult to predict. The Chapter 11 Cases will involve, or may result in, various restrictions on AMR’s activities, limitations on financing, the need to consult with the UCC and other key stakeholders and to obtain Bankruptcy Court approval for various matters, and uncertainty as to relationships with vendors, suppliers, customers, labor, and others with whom AMR may conduct or seek to conduct business. The Debtors cannot predict the impact, if any, that the Chapter 11 Cases might have on these obligations. For further information regarding the Chapter 11 Cases, see Note 1 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013.

Cash, Short-Term Investments, and Restricted Assets

At March 31, 2013, AMR had $4.2 billion in unrestricted cash and short-term investments and $853 million in restricted cash and short-term investments, both at fair value, versus $3.9 billion in unrestricted cash and short-term investments and $850 million in restricted cash and short-term investments at December 31, 2012.

At December 31, 2012, AMR had $3.9 billion in unrestricted cash and short-term investments and $850 million in restricted cash and short-term investments, both at fair value, versus $4.0 billion in unrestricted cash and short-term investments and $738 million in restricted cash and short-term investments at December 31, 2011.

AMR has restricted cash and short-term investments related primarily to collateral held to support projected workers compensation obligations and funds held for certain tax obligations.

As of each of March 31, 2013 and December 31, 2012, approximately $527 million of AMR’s cash and short-term investments balances were held in foreign bank accounts, of which $413 million was held in Venezuela. On February 8, 2013, the Venezuelan Government devalued its currency from 4.3 bolivars per U.S. dollar to 6.3 bolivars per U.S. dollar. Subsequently, the Venezuelan Government decreed that, for applications of foreign exchange related to international air transportation operations filed with the Venezuelan Government on or before February 8, 2013, the rate of 4.30 bolivars per U.S. dollar would be applied. As a result, the devaluation did not materially impact AMR. AMR does not expect any significant ongoing impact of the currency devaluation on its operations in Venezuela, but there can be no assurances to that effect. Currency is subject to risks including exchange controls, changes in foreign exchange rates, and currency devaluation.

AMR’s unrestricted short-term investment portfolio consists of a variety of what AMR believes are highly liquid, lower risk instruments, including money market funds, government agency investments, repurchase agreements, short-term obligations, corporate obligations, bank notes, certificates of deposit, and time deposits. AMR’s objectives for its investment portfolio are (i) the safety of principal, (ii) liquidity maintenance, (iii) yield maximization, and (iv) the full investment of all available funds. AMR’s risk management policy further emphasizes superior credit quality (primarily based on short-term ratings by nationally recognized statistical rating organizations) in selecting and maintaining investments in its portfolio and enforces limits on the proportion of funds invested with one issuer, one industry, or one type of instrument. AMR regularly assesses the market risks of its portfolio, and believes that its established policies and business practices adequately limit those risks. As a result, AMR does not anticipate any material adverse impact from these risks.

Certain of AMR’s debt financing agreements contain loan to value ratio covenants and require AMR to periodically appraise the collateral. Pursuant to such agreements, if the loan to value ratio exceeds a specified threshold, AMR may be required to subject additional qualifying collateral (which in some cases may include cash collateral) or, in the alternative, to pay down such financing, in whole or in part, with premium (if any). One of such agreements also includes covenants that, among other things, limit the ability of AMR and its subsidiaries to merge, consolidate, sell assets, incur additional indebtedness, issue preferred stock, make investments, and pay dividends. In addition, under such agreement, if American fails to maintain a collateral ratio of 1.5 to 1.0, American must pay additional interest on the related notes (which bear interest at 7.5% per annum) at the rate of 2% per annum until the collateral coverage ratio equals at least 1.5 to 1.0. See Note 6 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for further information.

Significant Indebtedness and Future Financing

AMR’s indebtedness and its ability to obtain sufficient financing are significant risks to it as discussed more fully in the section entitled “Risk Factors” beginning on page 44.

The Chapter 11 Cases triggered defaults on substantially all debt and lease obligations of the Debtors. However, under Section 362 of the Bankruptcy Code, the commencement of the Chapter 11 Cases automatically stayed most creditor actions against the Debtors’ estates.

As of March 31, 2013, AMR has financing commitments that, subject to certain conditions, cover all of its scheduled aircraft deliveries through 2016, except six Boeing 737 aircraft, 18 Boeing 787 aircraft, and 11 Boeing 777-300ER aircraft, which AMR may finance in the future.

In the remainder of 2013, including liabilities subject to compromise, AMR will be contractually required to make approximately $1.2 billion of principal payments on long-term debt and approximately $34 million in principal payments on capital leases, and AMR expects to spend approximately $2.2 billion on capital expenditures, including aircraft commitments.

At emergence from Chapter 11, AMR will pay approximately $1.4 billion in cash to settle certain obligations in connection with the Plan. In addition, AMR anticipates that transition costs to integrate the business of AMR and US Airways Group will be approximately $1.2 billion.

In the first quarter of 2013, American closed its private offering of two tranches of EETCs in the aggregate face amount of $664 million. See Note 6 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for further information.

As discussed above, under “Chapter 11 Progress,” AMR has been using the benefits afforded by the Bankruptcy Code to restructure the terms of much of its indebtedness and lease obligations. AMR cannot predict at this time the outcome of its efforts to restructure its indebtedness. It is possible that holders of AMR’s unsecured indebtedness may lose a portion of their investment depending on the outcome of the Chapter 11 Cases.

See Note 3 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for further information on AMR’s aircraft acquisition commitments, payments, options, and financing agreements.

Credit Ratings

AMR’s and American’s credit ratings are significantly below investment grade. The outcome of the Chapter 11 Cases, which cannot be determined at this time, could further increase AMR’s borrowing or other costs and further restrict the availability of future financing.

Credit Card Processing and Other Reserves

American has agreements with a number of credit card companies and processors to accept credit cards for the sale of air travel and other services. Under certain of these agreements, the credit card processor may hold back a reserve from American’s credit card receivables following the occurrence of certain events, including the failure of American to maintain certain levels of liquidity (as specified in each agreement).

Under such agreements, the amount of the reserve that may be required generally is based on the processor’s exposure to AMR under the applicable agreement and, in the case a reserve is required because of AMR’s failure to maintain a certain level of liquidity, the amount of such liquidity. As of each of March 31, 2013 and December 31, 2012, AMR was not required to maintain any reserve under such agreements. If circumstances were to occur that would allow a credit card processor to require AMR to maintain a reserve, AMR’s liquidity would be negatively impacted.

Pension Funding Obligation

AMR is required to make minimum contributions to its defined benefit pension plans under the minimum funding requirements of ERISA, the Pension Funding Equity Act of 2004, the Pension Protection Act of 2006, and the Pension Relief Act of 2010.

As a result of the Chapter 11 Cases, AMR contributed $33 million to its U.S. defined benefit pension plans during the first quarter of 2013 covering post-petition periods. AMR’s remaining 2013 contributions to its defined benefit pension plans are subject to the Chapter 11 Cases. AMR also contributed $272 million to its defined benefit pension plans in 2012 to cover post-petition periods. Prior to the Closing (see Note 13 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for further information), AMR and/or its subsidiaries will make all minimum required contributions to each AMR compensation and benefit plan that are required to have been made and were not made prior to the Effective Date. As a result of AMR only contributing the post-petition portion of the required contribution, the Pension Benefit Guaranty Corporation filed liens against certain assets of AMR in 2012.

Cash Flow Activity

At March 31, 2013, AMR had $4.2 billion in unrestricted cash and short-term investments, which is an increase of $352 million from the balance as of December 31, 2012. Net cash provided by operating activities in the three month period ended March 31, 2013 was $0.7 billion, as compared to $1.1 billion over the same period in 2012. The decrease is primarily the result of improved operating performance versus last year offset by the impact of the Chapter 11 Cases in the first quarter of 2012.

At December 31, 2012, AMR had $3.9 billion in unrestricted cash and short-term investments, which is a decrease of $109 million from the balance as of December 31, 2011. Net cash provided by operating activities during the year ended December 31, 2012 was $1.3 billion, as compared to $680 million during 2011. The increase is primarily the result of a stronger revenue environment and cost savings resulting from the Chapter 11 Cases as described in Note 1 to the AMR 2012 consolidated financial statements.

AMR made debt and capital lease payments of $1.3 billion and invested $1.9 billion in capital expenditures in 2012. Capital expenditures primarily consisted of new aircraft and certain aircraft modifications.

AMR made debt and capital lease payments of $394 million and invested $0.9 billion in capital expenditures in the first quarter of 2013. Capital expenditures primarily consisted of new aircraft and certain aircraft modifications.

Due to the current value of AMR’s derivative contracts, some agreements with counterparties require collateral to be deposited by the counterparty or AMR. As of March 31, 2013 and December 31, 2012, AMR had posted cash collateral of an immaterial amount. Cash posted at December 31, 2012 is included in other assets. As a result of movements in fuel prices, the cash collateral amounts held by AMR or the counterparties to such contracts, as the case may be, can vary significantly.

As a result of the terrorist attacks of September 11, 2001 and the subsequent liability protections provided for by the Air Transportation Safety and System Stabilization Act (the “Stabilization Act”), AMR recorded a liability for the terrorist attacks of September 11, 2001 claims equal to the related insurance receivable due to American. The Stabilization Act provides that, notwithstanding any other provision of law, liability for all claims, whether compensatory or punitive, arising from the terrorist attacks of September 11, 2001, against any airline will not exceed the liability coverage maintained by the airline. In the second quarter of 2011, AMR received $576 million in insurance proceeds as partial settlement of claims related to the terrorist attacks of September 11, 2001. AMR used these funds to pay a portion of its share of the associated liability. Reflecting this settlement, the remaining liability and the amount of the offsetting receivable as of March 31, 2013 were each $1.1 billion.

Compensation

On November 27, 2012, the compensation committee of AMR’s board of directors approved the 2013 Annual Short-Term Incentive Plan for non-officer managers of American. This annual bonus plan provides for the payment of awards in the event certain financial metrics are satisfied. AMR also adopted a profit sharing plan for 2013, which will pay awards to certain employees based on a percentage of pre-tax income.

Working Capital

AMR (principally American) historically operates with a working capital deficit. In addition, AMR has historically relied heavily on external financing to fund capital expenditures. More recently, AMR has also relied on external financing to fund operating losses, employee pension obligations, and debt maturities.

Off Balance Sheet Arrangements

American has determined that it holds a significant variable interest in, but is not the primary beneficiary of, certain trusts that are the lessors under 19 of its aircraft operating leases. These leases contain a fixed price purchase option, which allows American to purchase the aircraft at a predetermined price on a specified date. However, American does not guarantee the residual value of the aircraft. As of December 31, 2012, future lease payments required under these leases totaled $98 million.

Certain special facility revenue bonds have been issued by certain municipalities primarily to purchase equipment and improve airport facilities that are leased by American and accounted for as operating leases. In accordance with various orders of the Bankruptcy Court, special facility revenue bond claims (totaling approximately $1.1 billion) in connection with the Alliance Airport, DFW, and Luis Munoz Marin International Airport in San Juan and certain series of special facility revenue bond claims in connection with John F. Kennedy International Airport in New York are expected to be treated as general unsecured claims. Claims relating to special facility revenue bonds at the Newark Airport (totaling approximately $18 million) and additional special facility revenue bonds at Luis Munoz Marin International Airport (totaling approximately $36 million) are also expected to be treated as general unsecured claims. Approximately $486 million of the special facility revenue bonds that had not been compromised as of December 31, 2012 (with total future payments of approximately $822 million as of December 31, 2012) are guaranteed by American, AMR, or both. Approximately $112 million of these special facility revenue bonds contain mandatory tender provisions that require American to make operating lease payments sufficient to repurchase the bonds in 2014. Although American has the right to remarket the bonds, there can be no assurance that these bonds will be successfully remarketed. Any payments to redeem or purchase bonds that are not remarketed would generally reduce existing rent leveling accruals or are considered prepaid facility rentals and would reduce future operating lease commitments.

In addition, AMR had other operating leases, primarily for aircraft and airport facilities, with total future lease payments of $8.1 billion as of December 31, 2012. Entering into aircraft leases allows AMR to obtain aircraft without immediate cash outflows.

Contractual Obligations

The following table summarizes AMR’s obligations and commitments as of December 31, 2012. The Debtors are still in the process of evaluating their executory contracts in order to determine which contracts will be assumed, assumed and assigned, or rejected in the Chapter 11 Cases. Therefore, obligations as currently quantified in the table below and in the text immediately following the footnotes to the table will continue to change. The table below does not include contracts that have been successfully rejected through the Chapter 11 Cases. The table also does not include commitments that are contingent on events or other factors that are uncertain or unknown at this time.

	Payments Due by Year(s) Ended December 31, (In millions)
Contractual Obligations	Total	2013	2014 and 2015	2016 and 2017	2018 and Beyond
Operating lease payments for aircraft and facility obligations (a)	$9,011	$1,033	$1,854	$1,593	$4,531
Firm aircraft commitments (b)	11,160	2,079	1,336	1,100	6,645
Capacity purchase agreements (c)	797	249	367	181	—
Long-term debt, not including liabilities subject to compromise (d)	11,118	2,010	2,416	2,755	3,937
Long-term debt classified as liabilities subject to compromise (d)	1,831	319	718	165	629
Capital lease obligations (e)	682	82	131	109	360
Other purchase obligations (f)	810	179	238	183	210
Other long-term liabilities (g)	5,989	574	396	359	4,660

Total obligations and commitments (h)	$41,398	$6,525	$7,456	$6,445	$20,972

(a)	Certain special facility revenue bonds issued by municipalities—which are supported by operating leases executed by American—are guaranteed by AMR and/or American. The special facility revenue bonds with mandatory tender provisions discussed above are included in this table based on lease payment terms rather than their mandatory tender provision date. See Note 6 to the AMR 2012 consolidated financial statements for additional information.
(b)	Additional information about AMR’s obligations is included in Note 5 and Note 17 to the AMR 2012 consolidated financial statements.
(c)	The table reflects minimum required payments under capacity purchase agreements between American and its third-party regional airlines. See Note 5 and Note 17 to the AMR 2012 consolidated financial statements for additional information on capacity purchase agreements.

(d)	Amounts represent contractual amounts due, including interest. Interest on variable rate debt was estimated based on the current rate at December 31, 2012.
(e)	As of December 31, 2012, included in Liabilities Subject to Compromise on the consolidated balance sheet is approximately $19 million relating to ground capital leases.
(f)	Includes noncancelable commitments to purchase goods or services, primarily information technology related support. AMR has made estimates as to the timing of certain payments primarily for construction related costs. The actual timing of payments may vary from these estimates. Substantially all of AMR’s purchase orders issued for other purchases in the ordinary course of business contain a 30-day cancellation clause that allows AMR to cancel an order with 30 days’ notice.
(g)	Includes minimum pension contributions based on actuarially determined estimates and other post-retirement benefit payments based on estimated payments through 2022. These payments are subject to the Chapter 11 Cases. See Note 11 to the AMR 2012 consolidated financial statements for additional information.
(h)	Total contractual obligations do not include long-term contracts that represent a variable expense (based on levels of operation) or where short-term cancellation provisions exist.

Although the Debtors are not generally permitted to make any payments on prepetition obligations as a result of the Chapter 11 Cases, the Debtors have made 1110(a) elections or reached agreements with certain aircraft financing parties under Section 1110 of the Bankruptcy Code and received approval from the Bankruptcy Court to make certain payments on financings of certain aircraft.

The Debtors cannot predict the impact, if any, that the Chapter 11 Cases might have on these obligations. For further information regarding the Chapter 11 Cases, see Note 1 to the AMR 2012 consolidated financial statements and the information contained in “Chapter 11 Progress” above.

War-Risk Insurance

The U.S. government has agreed to provide commercial war-risk insurance for U.S.-based airlines through September 30, 2013, covering losses to employees, passengers, third parties, and aircraft. If the U.S. government were to cease providing such insurance in whole or in part, it is likely that AMR could obtain comparable coverage in the commercial market, but AMR would incur substantially higher premiums and more restrictive terms. There can be no assurance that comparable war-risk coverage will be available in the commercial market. If AMR is unable to obtain adequate war-risk coverage at commercially reasonable rates, AMR would be adversely affected.

Results of Operations

Revenues

Q1 2013 Compared to Q1 2012. AMR’s revenues increased approximately $61 million, or 1.0%, to $6.1 billion in the first quarter of 2013 from the same period last year driven by a strong Yield environment and increased mainline and consolidated Load Factors. American’s passenger revenues increased by 1.3%, or $57 million, on 1.4% lower capacity of 37.4 billion ASM. American’s Passenger Load Factor increased 1.6 points while Passenger Yield increased by 0.7% to 15.3 cents. This resulted in an increase in mainline passenger RASM of 2.7% to 12.3 cents. American derived approximately 60% of its passenger revenues from domestic operations and approximately 40% from international operations (flights serving international destinations). Following is additional information regarding American’s domestic and international RASM and capacity:

	Three Months Ended March 31, 2013
	RASM (cents)	Y-O-Y Change	ASMs (billions)	Y-O-Y Change
DOT Domestic	12.3	2.7%	21.9	(2.3)%
International	12.4	2.6	15.5	—
DOT Latin America	14.0	(0.1)	8.9	4.9
DOT Atlantic	10.8	8.4	4.4	(7.2)
DOT Pacific	9.3	(2.2)	2.2	(3.6)

In the first quarter of 2013, the airlines providing American with regional feed, or regional airlines, included two wholly owned subsidiaries, AMR Eagle and Executive Airlines, Inc., and three third party regional airlines, Chautauqua Airlines, Inc., SkyWest Airlines, Inc., and ExpressJet Airlines, Inc.

The passenger revenues from the regional airlines increased $9 million, or 1.3%, to $679 million as a result of higher Yield and increased traffic. Regional airlines’ traffic or flights for American increased 0.9% to 2.4 billion RPMs, on a capacity decrease of 0.4% to 3.3 billion ASMs, resulting in a 1.0 point increase in Passenger Load Factor to 72.1%.

Cargo revenues decreased 8.0%, or $13 million, to $155 million primarily as a result of decreased freight and mail yields.

Other revenues increased 1.2%, or $8 million, to $650 million due to increased revenue associated with third party handling contracts.

2012 Compared to 2011. AMR’s revenues increased approximately $0.9 billion, or 3.7%, to $24.9 billion in 2012 compared to 2011 driven by a strong Yield environment and increased Load Factors. American’s passenger revenues increased by 4.4%, or $0.8 billion, on a 1.1% decrease in capacity or ASMs. Labor-related operational disruptions and Hurricane Sandy and the early November snowstorm in the northeastern U.S. had an estimated impact on AMR’s 2012 passenger revenues of $120 million and $65 million, respectively. American’s Passenger Load Factor increased 0.9 points while Passenger Yield increased by 4.5% to 14.83 cents. This resulted in an increase in RASM of 5.6% to 12.28 cents. American derived approximately 60% of its passenger revenues from domestic operations and approximately 40% from international operations (flights serving international destinations). Following is additional information regarding American’s domestic and international RASM and capacity:

	Year Ended December 31, 2012
	RASM (cents)	Y-O-Y Change	ASMs (billions)	Y-O-Y Change
DOT Domestic	12.18	5.5%	89.9	(1.9)%
International	12.42	5.7	62.7	0.1
DOT Latin America	13.89	3.8	31.3	4.4
DOT Atlantic	11.17	5.9	22.3	(6.6)
DOT Pacific	10.45	9.6	9.1	3.5

As of December 31, 2012, the airlines providing American with regional feed, or regional airlines, included two wholly-owned subsidiaries, American Eagle and Executive Airlines, Inc., and two third-party regional airlines, Chautauqua Airlines, Inc. and SkyWest Airlines, Inc.

Executive Airlines, Inc. conducted its last flight on March 31, 2013.

The passenger revenues from regional airlines increased $190 million, or 7.0%, to $2.9 billion as a result of higher Yield and increased traffic. The regional airlines’ traffic on flights for American increased 3.2% to 10.2 billion RPMs, on a capacity increase of 0.7% to 13.6 billion ASMs, resulting in a 1.9 point increase in Passenger Load Factor to 75.1%.

Cargo revenues decreased 4.8%, or $34 million, to $669 million primarily as a result of decreased freight and mail traffic and Yields.

Other revenues decreased 2.9%, or $76 million, to $2.5 billion primarily due to decreased revenue associated with the sale of mileage credits in the AAdvantage® program and decreases in certain passenger service charge volumes and fees.

2011 Compared to 2010. AMR’s revenues increased approximately $1.8 billion, or 8.2%, to $24.0 billion in 2011 compared to 2010. American’s passenger revenues increased by 7.1%, or $1.2 billion, on a 0.7% increase in capacity or ASMs. AMR’s 2011 passenger revenues reflect a $43 million reduction as a result of a decrease in the breakage assumption related to the AAdvantage® program frequent flyer liability. American’s Passenger Load Factor increased 0.1% while Passenger Yield increased by 6.2% to 14.19 cents. This resulted in an increase in RASM of 6.3% to 11.63 cents. American derived approximately 60% of its passenger revenues from domestic operations and approximately 40% from international operations (flights serving international destinations). Following is additional information regarding American’s domestic and international RASM and capacity:

	Year Ended December 31, 2011
	RASM (cents)	Y-O-Y Change	ASMs (billions)	Y-O-Y Change
DOT Domestic	11.54	6.8%	91.7	(1.6)%
International	11.76	5.5	62.7	4.3
DOT Latin America	13.37	13.4	30.0	1.9
DOT Atlantic	10.55	(0.3)	23.8	2.6
DOT Pacific	9.53	(7.4)	8.8	19.2

As of December 31, 2011, the regional airlines providing American with regional feed included two wholly-owned subsidiaries, American Eagle and Executive Airlines, Inc., and two third-party regional airlines, Chautauqua Airlines, Inc. and SkyWest Airlines, Inc.

The passenger revenues from regional airlines increased $397 million, or 17.1%, to $2.7 billion as a result of higher Yield and increased traffic. Regional airline traffic on flights for American increased 12.3% to 9.9 billion RPMs, on a capacity increase of 10.9% to 13.5 billion ASMs, resulting in a 0.9 point increase in Passenger Load Factor to 73.3%.

Cargo revenues increased 4.5%, or $31 million, to $703 million primarily as a result of increased freight yields.

Other revenues increased 8.1%, or $195 million, to $2.6 billion primarily due to increased revenue associated with the sale of mileage credits in the AAdvantage® program and increases in certain passenger service charge volumes and fees.

Operating Expenses

Q1 2013 Compared to Q1 2012. AMR’s total operating expenses decreased 1.3%, or $80 million, to $6.0 billion in the first quarter of 2013 compared to the same period last year. American’s mainline operating expenses per ASM decreased 0.6% to 14.1 cents. The decrease in operating expense was largely due to lower wages, salaries, and benefits costs.

Operating Expenses	Quarter Ended March 31, 2013	Change from 2012	Percentage Change
	(In millions)
Aircraft fuel	$2,200	$35	1.6
Wages, salaries and benefits	1,484	(298)	(16.7	)(a)
Other rentals and landing fees	346	18	5.4
Maintenance, materials and repairs	383	40	11.8	(b)
Depreciation and amortization	246	(14)	(5.6)
Commissions, booking fees and credit card expense	276	10	3.7
Aircraft rentals	164	21	14.7	(c)
Food service	139	14	11.5	(d)
Special charges and merger related	28	17	*	(e)
Other operating expenses	780	77	11.0	(f)

Total operating expenses	$6,046	$(80)	(1.3)%

(a)	Wages, salaries, and benefits decreased primarily as a result of modifications to pension and other post-employment benefits and reductions in certain work groups during 2012. See Note 8 and Note 9 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for further information, respectively.
(b)	Maintenance, materials and repairs increased primarily due to timing of materials and repairs expenses.
(c)	Aircraft rental expense increased primarily due to new aircraft deliveries in 2013.
(d)	Food service increased primarily as a result of increased passengers boarded and enhanced product offerings.
(e)	Special charges increased primarily as a result of merger related expenses.
(f)	Other operating expenses increased primarily due to increases in outsourced services and volatility in foreign exchange rates.

2012 Compared to 2011. AMR’s total operating expenses decreased 1.1%, or $0.3 billion, to $24.7 billion in 2012 compared to 2011. American’s mainline operating expenses per ASM decreased 0.2% to 14.27 cents. The decrease in operating expense was largely due to decreased aircraft and facility rent as leases are modified during the Chapter 11 Cases. Decreases in operating expenses were largely offset by a year-over-year increase in fuel prices in 2012 compared to 2011. Fuel expense was AMR’s largest single expense category in 2012 and the price increase resulted in $514 million in incremental year-over-year fuel expense in 2012 (based on the year-over-year increase in the average price per gallon multiplied by gallons consumed, inclusive of the impact of fuel hedging). Further increases in fuel prices and/or disruptions in the supply of fuel would further materially adversely affect AMR’s financial condition and results of operations. AMR also incurred charges of $361 million for severance related costs associated with planned reductions in certain work groups.

Operating Expenses	Year Ended December 31, 2012	Change from 2011	Percentage Change
	(In millions)
Aircraft fuel	$8,717	$413	5.0	%(a)
Wages, salaries, and benefits	6,897	(156)	(2.2)
Other rentals and landing fees	1,304	(128)	(8.9	)(b)
Maintenance, materials, and repairs	1,400	116	9.1	(c)
Depreciation and amortization	1,015	(71)	(6.5)
Commissions, booking fees, and credit card expense	1,050	(12)	(1.1)
Aircraft rentals	550	(112)	(17.0	)(d)
Food service	536	18	3.4
Special charges	387	(338)	(46.7	)(e)
Other operating expenses	2,892	(15)	(0.6)

Total operating expenses	$24,748	$(285)	(1.1)%

(a)	Aircraft fuel expense increased primarily due to a 6.3% increase in AMR’s price per gallon of fuel (net of the impact of hedging gains of $4 million).
(b)	Other rentals and landing fees decreased primarily as a result of the Chapter 11 Cases as described in Note 1 to the AMR 2012 consolidated financial statements.
(c)	Maintenance, materials, and repairs increased primarily due to timing of materials and repairs expenses.
(d)	Aircraft rental expense decreased primarily as a result of the Chapter 11 Cases as described in Note 1 to the AMR 2012 consolidated financial statements.
(e)	Special charges consist of severance related charges of $361 million and write-off of leasehold improvements on aircraft and at airport facilities that were rejected during the Chapter 11 process.

2011 Compared to 2010. AMR’s total operating expenses increased 14.5%, or $3.2 billion, to $25 billion in 2011 compared to 2010. American’s mainline operating expenses per ASM increased 13.4% to 14.30 cents. The increase in operating expense was largely due to a year-over-year increase in fuel prices in 2011 compared to 2010 and $725 million related to the impairment of certain aircraft and gates in 2011. Fuel expense was AMR’s largest single expense category in 2011 and the price increase resulted in $1.9 billion in incremental year-over-

year fuel expense in 2011 (based on the year-over-year increase in the average price per gallon multiplied by gallons consumed, inclusive of the impact of fuel hedging). Further increases in fuel prices and/or disruptions in the supply of fuel would further materially adversely affect AMR’s financial condition and results of operations. The remaining increase in operating expense was primarily due to labor related costs, revenue related expenses, such as credit card fees and booking fees and commissions, and increased aircraft rent related to AMR’s fleet renewal plan.

Operating Expenses	Year Ended December 31, 2011	Change from 2010	Percentage Change
	(In millions)
Aircraft fuel	$8,304	$1,904	29.7	%(a)
Wages, salaries, and benefits	7,053	206	3.0
Other rentals and landing fees	1,432	13	0.9
Maintenance, materials, and repairs	1,284	(45)	(3.4)
Depreciation and amortization	1,086	(7)	(0.6)
Commissions, booking fees, and credit card expense	1,062	85	8.8	(b)
Aircraft rentals	662	82	14.2	(c)
Food service	518	28	5.8	(d)
Special charges	725	725	—	(e)
Other operating expenses	2,907	180	6.5	(f)

Total operating expenses	$25,033	$3,171	14.5%

(a)	Aircraft fuel expense increased primarily due to a 30.1% increase in AMR’s price per gallon of fuel (net of the impact of hedging gains of $335 million).
(b)	Commissions, booking fees, and credit card expenses increased due to an 8.2% increase in operating revenues.
(c)	Aircraft rental expense increased primarily due to new aircraft deliveries in 2011 and 2010.
(d)	Food service expense increased primarily due to increased international flying.
(e)	Special charges in 2011 consist of $725 million related to the impairment of certain aircraft and gates.
(f)	Other operating expenses increased primarily due to increases in professional and technical fees and sale-leaseback losses.

Other Income (Expense)

Other income (expense) consists of interest income and expense, interest capitalized, and miscellaneous—net.

Q1 2013 Compared to Q1 2012. Other income (expense) consists of interest income and expense, interest capitalized, and miscellaneous—net. A decrease in short-term investment rates caused a decrease in interest income of $1.7 million, or 28.3%, to $4 million for the first quarter 2013 compared to the same period last year. Interest expense increased $84 million, or 46.9%, to $262 million primarily as a result of post-petition interest expense on unsecured obligations that the Debtors agreed to allow pursuant to the Support and Settlement Agreement, partially offset by a decrease in interest expense as a result of AMR’s restructuring efforts under the Chapter 11 Cases as described in Note 1 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013.

2012 Compared to 2011. A decrease in short-term investment balances caused a decrease in interest income of 1.7%, to $26 million in 2012. Interest expense decreased $164 million or 19.8%, to $662 million primarily as a result of the Chapter 11 Cases as described in Note 1 to the AMR 2012 consolidated financial statements. Miscellaneous—net increased to $242 million primarily as a result of settlement of a commercial dispute.

2011 Compared to 2010. Interest income for 2011 and 2010 was $26 million. Interest expense increased $2.6 million, or 0.3%, to $826 million primarily as a result of increases in AMR’s long-term debt balance.

Reorganization Items, Net

Reorganization items refer to revenues, expenses (including professional fees), realized gains and losses, and provisions for losses that are realized or incurred as a direct result of the Chapter 11 Cases.

The following table summarizes the components included in reorganization items, net on the AMR consolidated statements of operations for the three months ended March 31, 2013 and March 31, 2012:

	Three Months Ended March 31,
	2013	2012
	(In millions)
Pension and post-retirement benefits	$—	$—
Aircraft and facility financing renegotiations and rejections (a)(b)(c)	136	1,356
Professional fees	39	45
Other	(15)	—

Total reorganization items, net	$160	$1,401

(a)	Amounts include allowed claims (claims approved by the Bankruptcy Court) and estimated allowed claims relating to the rejection or modification of financings related to aircraft. The Debtors record an estimated claim associated with the rejection or modification of a financing when the applicable motion is filed with the Bankruptcy Court to reject or modify such financing and the Debtors believe that it is probable the motion will be approved, and there is sufficient information to estimate the claim. Modifications of the financings related to certain aircraft remain subject to conditions, including reaching agreement on definitive documentation.
(b)	Amounts include allowed claims (claims approved by the Bankruptcy Court) and estimated allowed claims relating to entry of orders treating as unsecured claims with respect to facility agreements supporting certain issuances of special facility revenue bonds. The Debtors record an estimated claim associated with the treatment of claims with respect to facility agreements when the applicable motion is filed with the Bankruptcy Court and the Debtors believe that it is probable that the motion will be approved, and there is sufficient information to estimate the claim.
(c)	Pursuant to the Support and Settlement Agreement, the Debtors agreed to allow certain post-petition unsecured claims on obligations. As a result, AMR recorded reorganization charges to adjust estimated allowed claim amounts previously recorded on rejected special facility revenue bonds of $127 million, which is included in the table above.

Claims related to reorganization items are reflected in liabilities subject to compromise on the consolidated balance sheet as of March 31, 2013.

The following table summarizes the components included in reorganization items, net on the AMR consolidated statements of operations for the years ended December 31, 2012 and 2011:

	2012	2011
	(In millions)
Pension and post-retirement benefits	$(66)	$—
Aircraft and facility financing renegotiations and rejections (a)(b)	1,950	102
Professional fees	229	14
Other	95	2

Total reorganization items, net	$2,208	$118

(a)	Amounts include allowed claims (claims approved by the Bankruptcy Court) and estimated allowed claims relating to the rejection or modification of financings related to aircraft. The Debtors record an estimated claim associated with the rejection or modification of a financing when the applicable motion is filed with the Bankruptcy Court to reject or modify such financing and the Debtors believe that it is probable the motion will be approved, and there is sufficient information to estimate the claim. Modifications of the financings related to aircraft remain subject to conditions, including reaching agreement on definitive documentation.

(b)	Amounts include allowed claims (claims approved by the Bankruptcy Court) and estimated allowed claims relating to entry of orders treating as unsecured claims with respect to facility agreements supporting certain issuances of special facility revenue bonds. The Debtors record an estimated claim associated with the treatment of claims with respect to facility agreements when the applicable motion is filed with the Bankruptcy Court and the Debtors believe that it is probable that the motion will be approved, and there is sufficient information to estimate the claim.

Claims related to reorganization items are reflected in liabilities subject to compromise on the consolidated balance sheet as of December 31, 2012.

Income Tax

AMR recorded a net tax benefit of approximately $22 million associated with its net loss for the three months ended March 31, 2013 due to AMR realizing a valuation allowance release for refundable credits allowed as a result of passage of the American Taxpayer Relief Act of 2012. See Note 5 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013. AMR did not record a net tax provision (benefit) associated with its net loss for the three months ended March 31, 2012 due to AMR providing a valuation allowance, as discussed in Note 5 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013.

During 2012, AMR generated a pre-tax loss of approximately $2.4 billion and other comprehensive income of approximately $1.6 billion. In accordance with accounting standards, AMR’s net zero tax provision is required to be allocated between operating loss and accumulated other comprehensive income. Application of this guidance required the recognition of a non-cash income tax benefit of $569 million in operating results, offset by a $569 million charge to other comprehensive income for the year. See Note 9 to the AMR 2012 consolidated financial statements for additional information regarding the allocation of income tax benefit to operating income and accumulated other comprehensive income. AMR did not record a net tax provision (benefit) associated with its net loss for 2011 due to AMR providing a valuation allowance, as discussed in Note 9 to the AMR 2012 consolidated financial statements.

Operating Statistics

The following table provides statistical information for American and the regional airlines for the three months ended March 31, 2013 and 2012.

	Three Months Ended March 31,
	2013	2012
American Airlines Mainline Jet Operations
Revenue passenger miles (millions)	30,139	29,960
ASMs (millions)	37,392	37,918
Cargo ton miles (millions)	410	445
Passenger Load Factor	80.6%	79.0%
Passenger Yield (cents)	15.31	15.21
RASM (cents)	12.34	12.02
Cargo revenue yield per ton mile (cents)	37.72	37.80
Operating expenses per ASM, excluding regional affiliates (cents) (a)	14.13	14.22
Fuel consumption (gallons, in millions)	592	592
Fuel price per gallon (dollars)	3.27	3.23
Operating aircraft at period-end	621	610
Regional Affiliates
Revenue passenger miles (millions)	2,393	2,370
ASMs (millions)	3,319	3,333
Passenger Load Factor	72.1%	71.1%

(a)	Excludes $754 million and $742 million of expense incurred related to regional airlines in 2013 and 2012, respectively.

Operating aircraft at March 31, 2013, included:

American Airlines Aircraft		AMR Eagle Aircraft
Boeing 737-800	204	Bombardier CRJ-700	47
Boeing 757-200	106	Embraer RJ-135	19
Boeing 767-200 ER	14	Embraer RJ-140	59
Boeing 767-300 ER	58	Embraer RJ-145	118
Boeing 777-200 ER	47	Super ATR	6

Boeing 777-300 ER	5	Total	249

McDonnell Douglas MD-80	187

Total	621

The average aircraft age for American’s and AMR Eagle’s aircraft is 14.7 years and 10.4 years, respectively.

Almost all of AMR’s owned aircraft are encumbered by liens granted in connection with financing transactions entered into by AMR.

Of the operating aircraft listed above, five Boeing 757-200 aircraft, two McDonnell Douglas MD-80 aircraft, and two Boeing 767-200 Extended Range aircraft were in temporary storage as of March 31, 2013.

Owned and leased aircraft not operated by AMR at March 31, 2013, included:

American Airlines Aircraft		AMR Eagle Aircraft
Boeing 737-800	1	Saab 340B	41

Boeing 757-200	2	Total	41

McDonnell Douglas MD-80	36

Total	39

The following table summarizes the aircraft contractually obligated to American under capacity purchase agreements with third party regional airlines at March 31, 2013:

	Fleet Type
Carrier	Bombardier CRJ-200	Embraer RJ-140	Total
Republic Airlines, Inc.	—	—	—
SkyWest Airlines, Inc.	12	—	12
ExpressJet Airlines, Inc.	11	—	11
Chautauqua Airlines, Inc.	—	15	15

Total	23	15	38

Of the aircraft listed above, one SkyWest CRJ RJ-200 aircraft was on operational reserve as of March 31, 2013.

See Note 3 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for additional information on AMR’s capacity purchase agreements with third party regional airlines.

All aircraft, excluding the SAAB 340B aircraft and aircraft operated by third party regional airlines, are owned or leased by American as as of March 31, 2013.

See Note 1 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for information on AMR’s activities under section 1110 of the Bankruptcy Code and Note 3 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for information on AMR’s acquisition commitments, payments and options.

The following table provides statistical information for American and regional affiliates for the years ended December 31, 2012, 2011, and 2010.

	Year Ended December 31,
	2012	2011	2010
American Mainline Jet Operations
Revenue passenger miles (millions)	126,406	126,491	125,486
ASMs (millions)	152,628	154,321	153,241
Cargo ton miles (millions)	1,761	1,783	1,886
Passenger Load Factor	82.8%	82.0%	81.9%
Passenger Yield (cents)	14.83	14.19	13.36
RASM (cents)	12.28	11.63	10.94
Cargo revenue yield per ton mile (cents)	37.97	39.40	35.65
Operating expenses per ASM, excluding regional affiliates (cents) (a)	14.27	14.30	12.62
Fuel consumption (gallons, in millions)	2,410	2,445	2,481
Fuel price per gallon (cents)	319.8	300.9	231.0
Operating aircraft at year-end	614	608	620
Regional Affiliates
Revenue passenger miles (millions)	10,214	9,895	8,812
ASMs (millions)	13,595	13,507	12,179
Passenger Load Factor	75.1%	73.3%	72.4%

(a)	Excludes $3.0 billion, $3.1 billion, and $2.7 billion of expense incurred related to regional affiliates in 2012, 2011, and 2010, respectively.

Other Information

Basis of Presentation

See Note 2 to the AMR 2012 consolidated financial statements for information regarding the basis of presentation.

Critical Accounting Policies and Estimates

The preparation of AMR’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the AMR 2012 consolidated financial statements and accompanying notes. AMR believes its estimates and assumptions are reasonable; however, actual results and the timing of the recognition of such amounts could differ from those estimates. AMR has identified the following critical accounting policies and estimates used by management in the preparation of AMR’s financial statements: (i) claims resolution process, (ii) long-lived assets, (iii) international Slots and route authorities, (iv) passenger revenue, (v) frequent flyer program, (vi) stock compensation, (vii) pensions and retiree medical and other benefits, (viii) income taxes, and (ix) derivatives accounting.

Claims Resolution Process

Bankruptcy Rule 3003(c)(3) requires the Bankruptcy Court to fix the time within which proofs of claim must be filed in a Chapter 11 proceeding pursuant to Section 501 of the Bankruptcy Code. This Bankruptcy Rule also provides that any creditor who asserts a claim against the Debtors that arose prior to November 29, 2011, and whose claim (i) is not listed on the Debtors’ schedules or (ii) is listed on the schedules as disputed, contingent, or unliquidated, must file a proof of claim. On May 4, 2012, the Bankruptcy Court entered an order that established July 16, 2012 at 5:00 p.m. (Eastern Time) as the deadline to file proofs of claim against any Debtor (the “Bar Date”). More information regarding the filing of proofs of claim can be obtained at www.amrcaseinfo.com. Information on that website is not incorporated into or otherwise made a part of this prospectus/proxy statement.

As of May 31, 2013, approximately 13,500 claims totaling about $290.0 billion have been filed with the Bankruptcy Court against the Debtors. Of those claims, approximately 531 claims aggregating approximately

$13.5 billion were filed after the Bar Date. AMR expects new and amended claims to be filed in the future, including claims amended to assign values to claims originally filed with no designated value. AMR has identified, and it expects to continue to identify, many claims that AMR believes should be disallowed by the Bankruptcy Court because they are duplicative, are without merit, are overstated, or for other reasons, including that the claims were filed after the Bar Date. As of May 27, 2013, the Bankruptcy Court has disallowed approximately $103 billion of claims and has not yet ruled on AMR’s other objections to claims, the disputed portions of which aggregate to an additional $57 billion. AMR expects to continue to file objections in the future. Because the process of analyzing and objecting to claims is ongoing, the amount of disallowed claims may increase significantly in the future. The Debtors have recorded amounts for claims for which there was sufficient information to estimate the claim.

Differences between amounts scheduled by the Debtors and claims by creditors will be investigated and resolved in connection with the claims resolution process. In light of the expected number of creditors, the claims resolution process may take considerable time to complete. Accordingly, the ultimate number and amount of allowed claims is not presently known, nor can the ultimate recovery with respect to allowed claims be presently ascertained.

Long-Lived Assets

AMR has approximately $14.3 billion of long-lived assets as of December 31, 2012, including approximately $13.4 billion related to flight equipment and other fixed assets. In addition to the original cost of these assets, the recorded value of AMR’s fixed assets is impacted by a number of estimates made by AMR, including estimated useful lives, salvage values, and AMR’s determination as to whether aircraft are temporarily or permanently grounded. In accordance with GAAP, AMR records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired, the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net book value of the assets exceeds their estimated fair value. In making these determinations, AMR uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets and (ii) estimated future cash flows expected to be generated by the assets, generally evaluated at a fleet level, which are based on additional assumptions such as asset utilization, length of service, and estimated salvage values. A change in AMR’s fleet plan has been the primary indicator that has resulted in an impairment charge in the past.

The majority of American’s fleet types are depreciated over 30 years. It is possible that the ultimate lives of AMR’s aircraft will be significantly different than the current estimate due to unforeseen events in the future that impact AMR’s fleet plan, including positive or negative developments in the areas described above. For example, operating the aircraft for a longer period will result in higher maintenance, fuel, and other operating costs than if AMR replaced the aircraft.

In the second quarter of 2011, American entered into agreements with Airbus and Boeing under which it plans to acquire 460 narrowbody aircraft from the Boeing 737 and Airbus A320 families during the period 2013-2022. In connection with these Boeing and Airbus aircraft agreements and AMR’s anticipated acceleration of its fleet renewal and replacement plan, AMR recorded an impairment charge in 2011 to write its Boeing 757 aircraft and certain related long-lived assets down to their estimated fair values. For further information regarding the Boeing and Airbus agreements, see Note 17 to the AMR 2012 consolidated financial statements.

International Slots and Route Authorities

AMR performs annual impairment tests on its international Slots and route authorities, which are indefinite life intangible assets and as a result are not amortized. As discussed above, AMR also performs impairment tests when events and circumstances indicate that the assets might be impaired. These tests are primarily based on estimates of discounted future cash flows, using assumptions based on historical results adjusted to reflect AMR’s best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. AMR’s estimates of fair value represent its best estimate based on industry trends and reference to market rates and transactions.

AMR had recorded international Slots and route authorities of $708 million as of December 31, 2012. AMR estimates the fair value of these assets based on market information and estimated future cash flows. AMR believes its estimates and assumptions are reasonable; however, given the significant uncertainty regarding how open skies agreements will ultimately affect AMR’s operations at London Heathrow Airport and Narita International Airport, and other international locations that are evaluating open skies agreements, as well as volatility in the revenue and fuel environment, the actual results could differ from those estimates. See Note 12 to the AMR 2012 consolidated financial statements for additional information regarding the valuation of AMR’s routes.

Passenger revenue

Passenger ticket sales are initially recorded as a component of air traffic liability. Revenue derived from ticket sales is recognized at the time service is provided. However, due to various factors, including the industry’s pricing structure and interline agreements throughout the industry, certain amounts are recognized in revenue using estimates regarding both the timing of the revenue recognition and the amount of revenue to be recognized, including breakage. These estimates are generally based upon the evaluation of historical trends, including the use of regression analysis and other methods to model the outcome of future events based on AMR’s historical experience, and are recognized at the scheduled time of departure. AMR’s estimation techniques have been applied consistently from year to year. However, due to changes in AMR’s ticket refund policy and changes in the travel profile of customers, historical trends may not be representative of future results.

Frequent Flyer Program

American uses the incremental cost method to account for the portion of its frequent flyer liability incurred when AAdvantage® program members earn mileage credits by flying on American or its regional affiliates.

AMR considers breakage in its incremental cost calculation and recognizes breakage on AAdvantage® program miles sold over the estimated period of usage for sold miles that are ultimately redeemed. AMR calculates its breakage estimate using separate breakage rates for miles earned by flying on American and miles earned through other companies who have purchased AAdvantage® program miles for distribution to their customers, due to differing behavior patterns. Management considers historical patterns of account breakage to be a useful indicator when estimating future breakage. Future program redemption opportunities can significantly alter customer behavior from historical patterns with respect to inactive accounts. Such changes may result in material changes to the frequent flyer liability, as well as recognized revenues from the program.

American includes fuel, food, and passenger insurance costs in the calculation of incremental cost. These estimates are generally updated based upon AMR’s 12-month historical average of such costs. American also accrues a frequent flyer liability for the mileage credits expected to be used for travel on participating airlines based on historical usage patterns and contractual rates.

Revenue earned from selling AAdvantage® program miles to other companies is recognized in two components. The first component represents the revenue for air transportation sold and is valued at fair value. This revenue is deferred along with revenue related to expected breakage of sold miles and recognized over the period the mileage is expected to be used, which is currently estimated to be 28 months. The second revenue component, based on the residual method (for contracts in existence prior to January 1, 2011) and representing the marketing services sold, is recognized as related services are provided.

AMR’s total liability for future AAdvantage® program award redemptions for free, discounted, or upgraded travel on American, American Eagle, or participating airlines, as well as unrecognized revenue from selling AAdvantage® program miles to other companies, was approximately $1.7 billion and $1.6 billion at December 31, 2012 and 2011, respectively (and is recorded as a component of air traffic liability in the consolidated balance sheets), representing 18.4% and 18.7% of AMR’s total current liabilities at December 31, 2012 and 2011, respectively.

The approximate number of free travel awards used for travel on American and American Eagle was 6.0 million one-way travel awards in 2012 and 6.0 million one-way travel awards in 2011 representing approximately 8.6% of passengers boarded in each year. AMR believes displacement of revenue passengers is minimal given AMR’s Passenger Load Factors, its ability to manage frequent flyer seat inventory, and the relatively low ratio of free award usage to total passengers boarded.

Changes to the percentage of the amount of revenue deferred, deferred recognition period, percentage of awards expected to be redeemed for travel on participating airlines, breakage or cost per mile estimates could have a significant impact on AMR’s revenues or incremental cost accrual in the year of the change as well as in future years.

Stock Compensation

Prior to November 29, 2011, AMR granted awards to employees under its various share based payment plans. AMR utilizes option pricing models or fair value models to estimate the fair value of its awards. Certain awards contain a market performance condition, which is taken into account in estimating the fair value on the date of grant. The fair value of those awards is calculated by multiplying the stock price on the date of grant by the expected payout percentage and the number of shares granted. AMR accounts for these awards over the three-year term of the award based on the grant date fair value, provided adequate shares are available to settle the awards. For awards where adequate shares are not anticipated to be available or that only permit settlement in cash, the fair value is re-measured each reporting period.

The Plan provides that all AMR stock options will be cancelled as part of its emergence from Chapter 11. It is expected that no future awards will be made under existing plans. See Note 10 to the AMR 2012 consolidated financial statements for additional information regarding AMR’s share-based compensation.

Pensions and Retiree Medical and Other Benefits

AMR recognizes the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of its pension and post-retirement plans in the consolidated balance sheet with a corresponding adjustment to accumulated other comprehensive income (loss).

AMR’s pension and other post-retirement benefit costs and liabilities are calculated using various actuarial assumptions and methodologies. AMR uses certain assumptions including, but not limited to, the selection of: (i) the discount rate, (ii) the expected return on plan assets, (iii) the expected health care cost trend rate, and (iv) starting in 2007, the estimated age of pilot retirement (as discussed below).

These assumptions as of December 31 were:

	2012	2011
Discount rate (cost/liability)	5.20% /4.20%	5.80% /5.20%
Expected return on plan assets	8.25%	8.50%
Expected health care cost trend rate:
Pre-65 individuals
Initial	7.0%	7.5%
Ultimate	4.5%	4.5%
Post-65 individuals
Initial	7.0%	7.5%
Ultimate (2010)	4.5%	4.5%
Pilot Retirement Age	63	63

When establishing its discount rate to measure its obligations, AMR matches high quality corporate bonds available in the marketplace whose cash flows approximate its projected benefit disbursements. Lowering the discount rate by 50 basis points as of December 31, 2012 would increase AMR’s pension and post-retirement benefits obligations by approximately $1.2 billion and $60 million, respectively, and increase estimated 2013 pension and post-retirement benefit expense by $1 million and $4 million, respectively.

The expected return on plan assets is based upon an evaluation of AMR’s historical trends and experience taking into account current and expected market conditions and AMR’s target asset allocation of 35% longer duration corporate and U.S. government/agency bonds, 27% U.S. value stocks, 19% developed international stocks, 8% emerging markets stocks and bonds, and 11% alternative (private) investments. The expected return on plan assets component of AMR’s net periodic benefit cost is calculated based on the fair value of plan assets and AMR’s target asset allocation. AMR monitors its actual asset allocation and believes that its long-term asset allocation will continue to approximate its target allocation. AMR’s historical annualized ten-year rate of return on plan assets, calculated using a geometric compounding of monthly returns, is approximately 10.4% as of December 31, 2012. Lowering the expected long-term rate of return on plan assets by 50 basis points as of December 31, 2012 would increase estimated 2013 pension expense by approximately $44 million.

The health care cost trend rate is based upon an evaluation of AMR’s historical trends and experience taking into account current and expected market conditions. Increasing the assumed health care cost trend rate by 100 basis points would increase estimated 2013 post-retirement benefits expense by $15 million.

See Note 11 to the AMR 2012 consolidated financial statements for additional information regarding AMR’s retirement benefits.

Income Taxes. AMR generally believes that the positions taken on previously filed income tax returns are more likely than not to be sustained by the taxing authorities. AMR has recorded income tax and related interest liabilities where AMR believes its position may not be sustained or where the full income tax benefit will not be recognized. The effects of potential income tax benefits resulting from AMR’s unrecognized tax positions are not reflected in the tax balances of the financial statements. Recognized and unrecognized tax positions are reviewed and adjusted as events occur that affect AMR’s judgment about the recognizability of income tax benefits, such as lapsing of applicable statutes of limitations, conclusion of tax audits, release of administrative guidance, or rendering of a court decision affecting a particular tax position. AMR records a deferred tax asset valuation allowance when it is more likely than not that some portion or all of its deferred tax assets will not be realized. AMR considers its historical earnings, trends, and outlook for future years in making this determination. AMR had a deferred tax valuation allowance of $4.4 billion and $4.1 billion, respectively, at December 31, 2012 and 2011. See Note 9 to the AMR 2012 consolidated financial statements for additional information.

Derivatives. As required by GAAP, AMR assesses, both at the inception of each hedge and on an ongoing basis, whether the derivatives that are used in its hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. In doing so, AMR uses a regression model to determine the correlation of the change in prices of the commodities used to hedge jet fuel (e.g., NYMEX Heating oil) to the change in the price of jet fuel. AMR also monitors the actual dollar offset of the hedges’ market values as compared to hypothetical jet fuel hedges. The fuel hedge contracts are generally deemed to be “highly effective” if the R-squared is greater than 80% and the dollar offset correlation is within 80% to 125%. AMR discontinues hedge accounting prospectively if it determines that a derivative is no longer expected to be highly effective as a hedge or if it decides to discontinue the hedging relationship. The fair value of AMR’s hedging contracts is recorded in current assets or current liabilities in the consolidated balance sheets and is recorded gross of the collateral posted and on a trade basis. As of December 31, 2012, AMR had derivative contracts in an asset position at fair value of $65 million. A deferred gain of $15 million was recorded in accumulated other comprehensive income at December 31, 2012 and will be recognized in future periods as contracts settle. See Note 8 to the AMR 2012 consolidated financial statements for additional information.

New Accounting Pronouncements

See Note 2 to the AMR 2012 consolidated financial statements for information regarding new accounting pronouncements.

AMR’S QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Sensitive Instruments and Positions

The risk inherent in AMR’s market risk sensitive instruments and positions is the potential loss arising from adverse changes in the price of fuel, foreign currency exchange rates, and interest rates as discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity, nor do they consider additional actions management may take to mitigate AMR’s exposure to such changes. Therefore, actual results may differ. AMR does not hold or issue derivative financial instruments for trading purposes. See Note 10 to the AMR unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for accounting policies and additional information regarding derivatives.

Aircraft Fuel

AMR’s earnings are substantially affected by changes in the price and availability of aircraft fuel. In order to provide a measure of control over price and supply, AMR trades and ships fuel and maintains fuel storage facilities to support its flight operations. AMR also manages the price risk of fuel costs through the use of hedging contracts, which consist primarily of call options, collars (consisting of a purchased call option and a sold put option), and call spreads (consisting of a purchased call option and a sold call option). Heating oil, jet fuel, and crude oil are the primary underlying commodities in the hedge portfolio. Market risk is estimated as a hypothetical 10% increase in the December 31, 2012 and 2011 cost per gallon of fuel. Based on projected 2013 fuel usage, such an increase would result in an increase to aircraft fuel expense of approximately $718 million in 2013, inclusive of the impact of effective fuel hedge instruments outstanding at December 31, 2012, and assumes AMR’s fuel hedging program remains effective. Such an increase would have resulted in an increase to projected Aircraft fuel expense of approximately $743 million in 2012, inclusive of the impact of fuel hedge instruments outstanding at December 31, 2011.

As of March 31, 2013, AMR had cash flow hedges covering approximately 28% of its estimated remaining 2013 fuel requirements. Comparatively, as of March 31, 2012, AMR had hedged approximately 32% of its estimated remaining 2012 fuel requirements. The consumption hedged for the remainder of 2013 is capped at an average price of approximately $2.98 per gallon of jet fuel. Seven percent of estimated remaining 2013 fuel requirements is hedged using call spreads with protection capped at an average price of approximately $3.28 per gallon of jet fuel. Twenty-one percent of estimated remaining 2013 fuel requirements is hedged using collars with an average floor price of approximately $2.49 per gallon of jet fuel. The capped and floor prices exclude taxes and transportation costs. A deterioration of AMR’s financial position could negatively affect AMR’s ability to hedge fuel in the future.

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in crude oil or other crude oil related commodities. AMR assesses, both at the inception of each hedge and on an ongoing basis, whether the derivatives that are used in its hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. In doing so, AMR uses a regression model to determine the correlation of the change in prices of the commodities used to hedge jet fuel (e.g., NYMEX Heating oil) to the change in the price of jet fuel. AMR also monitors the actual dollar offset of the hedges’ market values as compared to hypothetical jet fuel hedges. The fuel hedge contracts are generally deemed to be “highly effective” if the R-squared is greater than 80% and the dollar offset correlation is within 80% to 125%. AMR discontinues hedge accounting prospectively if it determines that a derivative is no longer expected to be highly effective as a hedge or if it decides to discontinue the hedging relationship.

Foreign Currency

AMR is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of foreign currency-denominated operating revenues and expenses. AMR’s largest exposure comes from the British pound,

Euro, Canadian dollar, Japanese yen, and various Latin American currencies. AMR does not currently have a foreign currency hedge program related to its foreign currency-denominated ticket sales. A uniform 10% strengthening in the value of the U.S. dollar from December 31, 2012 and 2011 levels relative to each of the currencies in which AMR has foreign currency exposure would result in a decrease in operating income of approximately $164 million and $174 million for the years ending December 31, 2012 and 2011, respectively, due to AMR’s foreign-denominated revenues exceeding its foreign-denominated expenses. This sensitivity analysis was prepared based upon projected 2012 and 2011 foreign currency-denominated revenues and expenses as of December 31, 2012 and 2011, respectively.

Interest

AMR’s earnings are also affected by changes in interest rates due to the impact those changes have on its interest income from cash and short-term investments, and its interest expense from variable-rate debt instruments. AMR’s largest exposure with respect to variable rate debt comes from changes in LIBOR. AMR had variable rate debt instruments representing approximately 19% and 19% of its total long-term debt at December 31, 2012 and 2011, respectively. If AMR’s interest rates average 10% more in 2012 than they did at December 31, 2012, AMR’s interest expense would increase by approximately $7 million and interest income from cash and short-term investments would increase by approximately $2 million. In comparison, at December 31, 2011, AMR estimated that if interest rates averaged 10% more in 2011 than they did at December 31, 2011, AMR’s interest expense would have increased by approximately $6 million and interest income from cash and short-term investments would have increased by approximately $2 million. These amounts are determined by considering the impact of the hypothetical interest rates on AMR’s variable rate long-term debt and cash and short-term investment balances at December 31, 2012 and 2011.

Market risk for fixed rate long-term debt is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in interest rates and amounts to approximately $196 million and $305 million as of December 31, 2012 and 2011, respectively. The fair values of AMR’s long-term debt were estimated using quoted market prices or discounted future cash flows based on AMR’s incremental borrowing rates for similar types of borrowing arrangements.

In accordance with ASC 852, the Debtors record interest expense only to the extent (i) interest will be paid during the Chapter 11 Cases or (ii) it is probable that the Bankruptcy Court will allow a claim in respect of such interest. Interest expense recorded on the consolidated statements of operations totaled $662 million and $826 million for the years ended December 31, 2012 and 2011, respectively. Contractual interest expense (including interest expense that is associated with obligations in liabilities subject to compromise) during the years ended December 31, 2012 and 2011 totaled $745 million and $833 million, respectively.

AMR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

Directors, Executive Officers, and Corporate Governance

Directors

Set forth below is a brief biography of each of the current members of AMR’s board of directors.

Thomas W. Horton (Age 52). Director since 2011. Mr. Horton was named chairman and chief executive officer of AMR and American in November 2011, and also continues to serve as president of AMR and American. Previously, Mr. Horton served as executive vice president—finance and planning and chief financial officer of AMR and American starting in March 2006 upon returning to American from AT&T. He was named president in July 2010. At AT&T, he served as vice chairman and chief financial officer. Mr. Horton initially joined American in 1985 and held a range of senior financial positions with American. From 1998 to 2000, he was vice president responsible for the airline’s international business, based in London. In January 2000, Mr. Horton became senior vice president and chief financial officer of AMR. Mr. Horton serves on the board of directors of Qualcomm Incorporated. He therefore brings to the board extensive and unique company and industry experience. Since he is responsible for, and familiar with, AMR’s day-to-day operations and implementation of AMR’s strategy, his insights into AMR’s performance and the airline industry are critical to board discussions and AMR’s success.

John W. Bachmann (Age 74). Director since 2001. Mr. Bachmann began his career at Edward Jones, one of the world’s largest retail brokerage firms, in 1959. He has served in many capacities at the firm, including as its managing partner from 1980 to 2003. He has been senior partner at Edward Jones since January 2004. With his long history at Edward Jones and as its leader for many years, Mr. Bachmann has extensive financial, capital markets, strategic, and executive leadership experience. He is also senior council board member of the U.S. Chamber of Commerce. He previously served as a director of the Monsanto Company and the National Association of Securities Dealers. His experience as a director and member of board committees of these and other companies provides important insights into corporate governance and board functions. He is a resident of St. Louis, Missouri, one of AMR’s important markets. His background and experience make him an effective member of AMR’s board of directors and its audit and diversity committees, and a strong chairman of the audit committee.

Stephen M. Bennett (Age 59). Director since 2011. Mr. Bennett has served as chairman of the board (since October 2011) and president and chief executive officer (since July 2012) of Symantec Corporation, one of the world’s largest software companies providing security, storage, and systems management solutions. From 2000 until his retirement in December 2007, Mr. Bennett was president and chief executive officer of Intuit, Inc., a provider of innovative business and financial management solutions. Prior to Intuit, Mr. Bennett held several significant leadership positions at General Electric Company for more than 23 years, including executive vice president and member of the board of directors for GE Capital, the financial services subsidiary of General Electric. Mr. Bennett has served as a director of Symantec since 2010 and also serves as a director of Qualcomm Incorporated. Mr. Bennett brings to AMR’s board of directors extensive leadership, consumer industry, and technical experience through his former role as chief executive officer of Intuit, executive management positions at General Electric, and service on technology boards. His background and experience make him an effective member of AMR’s board of directors.

Armando M. Codina (Age 66). Director since 1995. Since January 1, 2011, Mr. Codina has been the chairman and chief executive officer of Codina Partners, LLC, a real estate investment and development firm based in Coral Gables, Florida. Mr. Codina formed Codina Partners in 2009 and through this entity and its affiliates is engaged in multiple real estate development and investment activities. Previously, he led the growth of Codina Group, a large South Florida-based commercial real estate firm, for 26 years as its founder, chairman, and chief executive officer. In 2006, Codina Group merged with Florida East Coast Industries (FECI) and became FECI’s full-service real estate business, Flagler Development Group. He served as Flagler’s chairman, chief executive officer, and president until September 2008, and as its chairman until December 2010. Prior to founding Codina Group, he served as president of Professional Automated Services, Inc., which provided data processing services to physicians. Mr. Codina’s extensive experience in commercial real estate and business provides significant insight into the real estate, business, strategic, and other issues AMR faces. He is also a director of The Home Depot, Inc., and he previously served as a director of Bell South Corporation, General Motors Corporation, Merrill Lynch & Co., Inc. and FECI. His experience as a director and member of board committees of these and other companies provides important insights into corporate governance and board functions. His deep roots in Florida also provide important perspective of one of AMR’s largest and most important markets. His background and experience make him an effective member of AMR’s board of directors and its nominating/corporate governance committee, and a strong lead director.

Alberto Ibargüen (Age 69). Director since 2008. Mr. Ibargüen has served as president and chief executive officer of the John S. and James L. Knight Foundation since July 2005. In this role, he has led the foundation’s support of journalism and civic advancement in 26 U.S. communities. Previously, Mr. Ibargüen served as chairman of Miami Herald Publishing Co. from 1998 to 2005, a Knight Ridder subsidiary, and as publisher of The Miami Herald and of El Nuevo Herald. He therefore brings extensive media, philanthropic, strategic, and executive leadership experience to AMR’s board of directors. He is a director of PepsiCo, Inc., AOL Inc., and the World Wide Web Foundation (based in Switzerland). He previously served as a director of NCL Corporation Ltd. and on the advisory committee of the Public Company Accounting Oversight Board. He is also a former chairman of the board of the Public Broadcasting Service and the Newseum in Washington, D.C. His experience as a director and member of board committees of these and other companies provides important insights into corporate governance and board functions. He is a resident of Miami, Florida, one of AMR’s largest and most important markets. His background and experience make him an effective member of AMR’s board of directors and its audit and diversity committees.

Ann M. Korologos (Age 71). Director since 1990. Mrs. Korologos has held several important posts in the U.S. government, including U.S. Secretary of Labor from 1987 to 1989, and Under Secretary of the U.S. Department of Interior and Assistant Secretary of the Treasury before that. She most recently served as chairman of the board of trustees of RAND Corporation, an international public policy research organization, from April 2004 to April 2009. From September 1989 until May 1990, Mrs. Korologos served as chairman of the President’s Commission on Aviation Security and Terrorism. She has served as chairman emeritus of The Aspen Institute since August 2004, where she has served on its board of trustees since 1989. She also was senior adviser for Benedetto, Gartland & Company from 1996 to 2005. With her leadership roles in political, financial, and other fields, Mrs. Korologos brings to AMR’s board of directors extensive public policy, financial, strategic, and executive leadership experience. Mrs. Korologos is also a director of Harman International Industries, Incorporated, Host Hotels & Resorts, Inc. (formerly, Host Marriott Corporation), Vulcan Materials Company, Kellogg Company, and Michael Kors Holdings Limited. Her experience as a director and member of board committees of these and other companies provides important insights into corporate governance and board functions. She is also a resident of Washington, D.C., one of AMR’s most important markets. Her background and experience make her an effective member of the board and its diversity committee.

Michael A. Miles (Age 73). Director since 2000. Since 1995, Mr. Miles has been a special limited partner and a member of the advisory board of Forstmann Little & Co., a New York-based private equity firm. Previously, he was chairman and chief executive officer of Philip Morris Companies Inc. from 1991 until his retirement in 1994, and he served as chairman and chief executive officer of Kraft Foods, Inc. before that. With roles at these and other companies, he brings extensive business, financial, strategic, and executive leadership experience to AMR’s board of directors. Mr. Miles is also a director of Time Warner Inc., and he previously served as a director of Citadel Broadcasting Corporation and Dell Inc. His experience as a director and member of board committees of these and other companies provides important insights into corporate governance and board functions. He also resides in the Chicago area, one of AMR’s largest and most important markets. His background and experience make him an effective member of AMR’s board of directors and its compensation committee and a strong chairman of that committee.

Philip J. Purcell (Age 69). Director since 2000. Mr. Purcell became president and chief operating officer of Dean Witter Discover & Co. in 1982. He became chairman and chief executive officer of Dean Witter Discover in 1986 until it acquired Morgan Stanley Group, Inc. in 1997. He then served as chairman and chief executive officer of Morgan Stanley until he retired in July 2005. Mr. Purcell has been the president of private equity firm Continental Investors, LLC since January 2006. With his leadership roles at major financial services companies and a private equity firm, Mr. Purcell has extensive financial, capital markets, strategic, and executive leadership experience. He also previously served as a director of the NYSE, including as its vice chairman during 1995 and 1996. His experience as a chairman and director of these and other companies provides important insights into corporate governance and board functions. He also resides in the Chicago area, one of AMR’s largest and most important markets. His background and experience make him an effective member of AMR’s board of directors and its compensation and nominating/corporate governance committees.

Ray M. Robinson (Age 65). Director since 2005. Mr. Robinson started his career at AT&T in 1968, and prior to his retirement in 2003, he held several executive positions, including president of the Southern Region, its largest region, president and chief executive officer of AT&T Tridom, vice president of operations for AT&T Business Customer Care, senior vice president of AT&T Outbound Services, and vice president of AT&T Public Relations. Since 2003, Mr. Robinson has served as chairman of Citizens Trust Bank of Atlanta, Georgia, the largest African American-owned bank in the Southeastern U.S. and the nation’s second largest. With his numerous executive leadership positions, Mr. Robinson has extensive technology, banking, communications, strategic, and executive leadership experience. Mr. Robinson is also a director of Aaron’s, Inc., Acuity Brands, Inc., and Avnet, Inc., and he previously served as a director of ChoicePoint Inc. His experience as a director and member of board committees of these and other companies provides important insights into corporate governance and board functions. He resides in the Atlanta, Georgia area, an important business center, where he has been vice chairman of the East Lake Community Foundation since November 2003. His background and experience make him an effective member of AMR’s board of directors and its audit and nominating/corporate governance committees.

Dr. Judith Rodin (Age 68). Director since 1997. Dr. Rodin has served as president of The Rockefeller Foundation since March 2005. The foundation, founded in 1913, supports efforts to combat global social, economic, health, and environmental challenges. From 1994 to 2004, Dr. Rodin led the University of Pennsylvania through a period of significant growth as its president. Before that, at Yale University, she chaired the Department of Psychology, served as dean of the Graduate School of Arts and Sciences and provost, and she was a faculty member for 22 years. As the leader of important philanthropic and higher learning institutions, Dr. Rodin has extensive educational, philanthropic, strategic, and executive leadership experience. Dr. Rodin is also a director of Citigroup Inc. and Comcast Corporation. Her experience as a director and member of board committees of these and other companies provides important insights into corporate governance and board functions. She is a resident of New York City, one of AMR’s most important markets. Her background and experience make her an effective member of AMR’s board of directors and its compensation committee.

Matthew K. Rose (Age 54). Director since 2004. Mr. Rose has been chairman and chief executive officer of BNSF Railway Company, one of the largest freight rail systems in North America, since 2000. He has also served as the chairman and chief executive officer of its parent, Burlington Northern Santa Fe, LLC (a subsidiary of Berkshire Hathaway Inc.) or its predecessors since 2002, and served as its president until November 2010. Before serving as its chairman, Mr. Rose held several leadership positions there and at its predecessors, including president and chief executive officer from 2000 to 2002, president and chief operating officer from 1999 to 2000, and senior vice president and chief operations officer from 1997 to 1999. As the chairman and chief executive officer of a major transportation company, Mr. Rose brings to AMR’s board of directors extensive business, financial, strategic, and executive leadership experience in the transportation industry. He is also a director of AT&T Inc., and he previously served as a director of Centex Corporation. His experience as a director and member of board committees of these and other companies provides important insights into corporate governance and board functions. He lives in the Dallas-Fort Worth area, where AMR’s headquarters, principal hub, and largest employee base are located. His background and experience make him an effective member of AMR’s board of directors and its compensation committee.

Roger T. Staubach (Age 71). Director since 2001. Mr. Staubach founded The Staubach Company, a large commercial real estate firm until its merger with Jones Lang LaSalle Incorporated in July 2008. He has served as a director and as executive chairman, Americas, of Jones Lang LaSalle Incorporated since the merger with The Staubach Company. Prior to that, he served as executive chairman of The Staubach Company from July 2007 to July 2008, and chairman and chief executive officer from 1982 to June 2007. A graduate of the U.S. Naval Academy in 1965, Mr. Staubach served four years as an officer in the U.S. Navy, and he played professional football from 1969 to 1979 with the Dallas Cowboys. Through his service as chairman and/or chief executive officer of two large commercial real estate firms, Mr. Staubach has extensive real estate, business, strategic, and executive leadership experience. Mr. Staubach is also a director of Cinemark Holdings, Inc. and Cyrus One, Inc., and he previously served as a director of McLeod USA Incorporated. His experience as a director of these and other companies provides important insights into corporate governance and board functions. He lives in the Dallas-Fort Worth area, where AMR’s headquarters, principal hub, and largest employee base are located. His background and experience make him an effective member of AMR’s board of directors and the diversity committee, and a strong chairman of that committee.

Executive Officers

Set forth below is a brief biography of each of AMR’s current executive officers. Information relating to Mr. Horton, AMR’s chairman and chief executive officer, is set forth above under “Directors”.

Daniel P. Garton (Age 56). Mr. Garton was named president and chief executive officer of AMR Eagle in June 2010. He is also an executive vice president of AMR and American. Mr. Garton served as executive vice president—marketing of American from September 2002 to June 2010. He served as executive vice president—customer services of American from January 2000 to September 2002 and senior vice president—customer Services of American from 1998 to January 2000. Prior to that, he served as president of AMR Eagle from 1995 to 1998. Except for two years as senior vice president and chief financial officer of Continental Airlines between 1993 and 1995, he has been with AMR in various management positions since 1984.

Isabella D. Goren (Age 53). Ms. Goren was named senior vice president and chief financial officer of AMR and American in July 2010. She served as senior vice president—customer relationship marketing from March 2006 to July 2010. Prior to that, she served as vice president—interactive marketing and reservations from July 2003 to March 2006, and as vice president—customer services planning from October 1998 to July 2003. She has been with AMR in various management positions since 1986.

Gary F. Kennedy (Age 58). Mr. Kennedy was elected senior vice president and general counsel of AMR and American in January 2003. He is also the chief compliance officer of AMR and American. He served as vice president—corporate real estate of American from 1996 to January 2003. Prior to that, he served as an attorney and in various management positions at American since 1984.

James B. Ream (Age 57). Mr. Ream was named senior vice president of operations of American in January 2012. He previously served as American’s senior vice president of maintenance and engineering starting December 2009. Before that, Mr. Ream was president and chief executive officer of ExpressJet Airlines, Inc. beginning in 2001, having been president and chief operating officer of Continental Express Airlines prior to that. He began his airline management career in 1987 as a financial analyst with American.

There are no family relationships among the directors or executive officers of AMR.

Other than the Chapter 11 Cases, none of the directors or executive officers has been a general partner or executive officer of a debtor in, or personally the subject of, a bankruptcy or similar proceeding during the past ten years.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act (“Section 16(a)”) requires AMR’s directors, executive officers, and persons who beneficially own more than 10% of a registered class of AMR’s equity securities to file statements of beneficial ownership and changes in beneficial ownership of AMR’s common stock with the SEC, and to furnish AMR with copies of these statements. Based on AMR’s review of these statements and written representations that no other statements were required, AMR believes that its directors and executive officers complied with all these requirements during 2012. Based upon AMR’s review of the statements furnished to it, AMR does not have any beneficial owners of more than 10% of its common stock.

Standards of Business Conduct for Employees and Directors

AMR has adopted written Standards of Business Conduct that apply to all of its employees. AMR designed the Standards of Business Conduct to help employees resolve ethical issues in an increasingly complex business environment. The standards apply to all of its employees, including the chief executive officer and president, chief financial officer, general counsel and chief compliance officer, controller, treasurer, corporate secretary, and general auditor. They cover several topics, including conflicts of interest, full, fair, accurate, timely, and understandable disclosure in SEC filings, confidentiality of information, and accountability for adherence to the Standards of Business Conduct, as well as prompt internal reporting of violations and compliance with laws and regulations. A copy of the Standards of Business Conduct is available on the Investor Relations section of AMR’s website located at www.aa.com/investorrelations by clicking on the “Corporate Governance” link.

AMR’s board of directors has adopted a Code of Ethics and Conflicts of Interest Policy. It is designed to help the directors recognize and resolve ethical issues and to identify and avoid conflicts of interest. A copy of the Code of Ethics and Conflicts of Interest Policy is available on the Investor Relations section of AMR’s website located at www.aa.com/investorrelations by clicking on the “Corporate Governance” link. AMR may post amendments or waivers of the provisions of the Standards of Business Conduct and the Code of Ethics and Conflicts of Interest Policy for any director or executive officer on this website.

Audit Committee

AMR’s board of directors has a standing audit committee. The functions of AMR’s audit committee include:

•	selecting, retaining, compensating, and overseeing AMR’s independent auditors;

•	approving in advance the services rendered by, and the fees paid to, AMR’s independent auditors;

•	monitoring compliance with the Standards of Business Conduct;

•	periodically reviewing the organization and structure of AMR’s internal audit department;

•	reviewing:

¡	the scope and results of the annual audit, including AMR’s independent auditors’ assessment of internal controls;

¡	quarterly financial information with representatives of management and the independent auditors;

¡	AMR’s consolidated financial statements;

¡	the scope of non-audit services provided by AMR’s independent auditors;

¡	AMR’s periodic filings (Forms 10-K and 10-Q) filed with the SEC, including the section entitled “AMR Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

¡	AMR’s earnings releases;

¡	risk management and safety policies; and

¡	other aspects of AMR’s relationship with its independent auditors, including the independence of its auditors; and

•	establishing procedures to deal with accounting or auditing complaints or concerns.

The current members of AMR’s audit committee are John W. Bachmann (chairman), Alberto Ibargüen, and Ray M. Robinson. AMR’s board of directors has concluded that Mr. Bachmann qualifies as an audit committee financial expert under SEC rules. Other committee members may also meet these qualifications. In addition to meeting the independence standards of the NYSE, Mr. Bachmann is financially literate and meets the independence standards established by the SEC. Although AMR’s securities were delisted from the NYSE in January 2012, AMR continues to determine the independence of directors under the NYSE listing standards.

AMR’S COMPENSATION DISCUSSION AND ANALYSIS

This section provides an overview and analysis of the material elements and objectives of AMR’s executive compensation program for 2012.

AMR’s named executive officers for 2012 were:

•	Thomas W. Horton, chairman, president, and chief executive officer of AMR and American;

•	Daniel P. Garton, president and chief executive officer of AMR Eagle and executive vice president of AMR and American;

•	Isabella D. Goren, senior vice president and chief financial officer of AMR and American;

•	Gary F. Kennedy, senior vice president, general counsel, and chief compliance officer of AMR and American; and

•	James B. Ream, senior vice president of operations of American.

Please read this section with the “Executive Compensation” section that follows.

Executive Summary

On November 29, 2011, AMR and the other Debtors filed voluntary petitions for relief under Chapter 11. Because of the bankruptcy filings, AMR’s executive compensation program in fiscal year 2012 varied significantly from the program AMR used in previous years. The information provided below provides a description of AMR’s executive compensation processes, programs, and decisions during 2012, but does not in many cases fully take into account the impact of the Chapter 11 Cases, as much of the impact of the Chapter 11 Cases is not yet known.

On February 13, 2013, AMR entered into the Merger Agreement. The execution and delivery of the Merger Agreement has been approved by the Bankruptcy Court; however, certain transactions contemplated thereby are to be effected pursuant to the Plan, which has been filed with and remains subject to confirmation by the Bankruptcy Court in accordance with the requirements of the Bankruptcy Code. The transactions to be effected pursuant to the Plan are subject to consummation, which is subject to other events or conditions, including approval of the Merger by the stockholders of US Airways Group. Actions AMR has taken or plans to take in 2013 pursuant to or in contemplation of the Merger impact some of its executive compensation programs or policies in effect in 2012 and prior years. AMR has briefly described the impact of those actions below where appropriate or possible. For more information, see the section entitled “The Merger Agreement” beginning on page 117.

Historically, AMR’s executive compensation program has been designed to support its business strategy, link pay with performance, promote long-term growth, and align its leaders’ decisions with the long-term interests of its stockholders. Due to circumstances relating to AMR’s continued restructuring under Chapter 11, during 2012:

•	AMR did not increase the base salary of any of its named executive officers;

•	AMR did not grant any stock-based compensation or other long-term incentive awards;

•	AMR did not make any payments under the financial component of AMR’s 2012 Annual Incentive Plan (the “AMR 2012 AIP”); and

•	AMR did not distribute any stock that vested in 2012 under outstanding stock-based awards to its named executive officers.

Since AMR was in Chapter 11 for all of 2012, it did not hold an annual meeting of stockholders. AMR therefore did not have an advisory vote on executive compensation in 2012.

AMR’s Compensation Objectives and Philosophy

The principal objectives of AMR’s executive compensation program are to:

•	provide compensation that enables it to attract, motivate, reward, and retain talented leaders;

•	reward achievement of its goals;

•	sustain a pay-for-performance approach in which variable or “at risk” compensation is a substantial portion of each leader’s compensation; and

•	align its compensation programs with the interests of its stockholders and other stakeholders through long-term stock-based incentives.

Due to circumstances relating to the Chapter 11 Cases, in 2012 AMR determined to suspend all stock-based compensation and other long-term incentive compensation programs and freeze the base salaries of its five named executive officers. AMR initially approved the AMR 2012 AIP that included a financial component and an operational component, but AMR later cancelled the AMR 2012 AIP, and no payment was made under the financial component of the AMR 2012 AIP. While AMR and its compensation committee recognized that these actions would lead to further substantial loss of compensation opportunities for its named executive officers, AMR also recognized that, due to their essential role in the restructuring, it would be appropriate to normalize their compensation later in AMR’s restructuring subject to any requirements arising in connection with the Chapter 11 Cases. AMR encouraged its named executive officers to continue their employment during its restructuring based on the prospect that their compensation might be appropriately addressed in the near future, but without any assurances as to what that might be.

The Process AMR Uses to Determine Compensation

Since the compensation committee decided not to increase base salaries or grant stock-based compensation or other long-term incentive awards in 2012, AMR did not conduct a formal annual compensation review in 2012 as in prior years. Instead, AMR retained Towers Watson, a consultant with substantial experience with executive compensation practices of airlines and other debtors during the course of the Chapter 11 Cases, to review its compensation program in the context of the Chapter 11 Cases. During 2012, Towers Watson worked closely with Mr. Horton, as well as AMR’s senior vice president of people and other members of AMR’s executive compensation team, and updated and supplemented some of the compensation information AMR used in its 2011 annual compensation review.

Also, in connection with Mr. Horton’s promotion to chief executive officer and chairman, in January 2012 the compensation committee reviewed his compensation with assistance from its independent consultant, Meridian Compensation Partners (“Meridian”) and one of AMR’s compensation consultants, Deloitte LLP. While the data presented suggested Mr. Horton’s compensation was below market, Mr. Horton declined to accept an increase in his compensation.

The Primary Components of AMR’s Compensation Program

AMR’s executive compensation program has principally consisted of the following components:

•	base salary;

•	short-term incentive compensation;

•	long-term incentive compensation; and

•	retirement benefits.

In addition, as is customary in the airline industry, AMR provides unlimited personal flight and other perquisites both during and following employment of its named executive officers. AMR describes these further in the tables and footnotes following this Compensation Discussion and Analysis.

Due to circumstances relating to the continuing Chapter 11 Cases, the compensation of AMR’s named executive officers during 2012 did not include any stock-based or long-term incentive compensation, or any meaningful short-term incentive compensation, and their base salaries were not increased to offset the loss of such incentive compensation opportunities. While recognizing the substantial reduction in their total compensation and the potential impact on AMR’s ability to retain its key executives, AMR’s compensation committee decided not to address the loss of such compensation until greater progress could be made in AMR’s restructuring under Chapter 11.

Prior to AMR’s Chapter 11 filings, however, it generally allocated compensation to its named executive officers as follows:

Base Salary

AMR’s compensation committee continues to believe it is important to provide a secure, consistent amount of cash compensation. Prior to the commencement of the Chapter 11 Cases in 2011, the committee established base salary levels that reflected each officer’s position, qualifications, and experience. In 2012, in recognition of AMR’s ongoing restructuring efforts, none of the named executive officers received a base salary increase.

Short-Term Incentive Compensation—The AMR Annual Incentive Plan

All employees of American, including the named executive officers (other than Mr. Garton), participated in the AMR 2012 AIP. The AMR 2012 AIP pays cash incentives upon the achievement of customer service and financial goals. The customer service component of the AMR 2012 AIP provides for payments of up to $100 per month for each person if AMR achieves one or more of its customer service targets for any fiscal quarter. AMR’s employees (including the named executive officers other than Mr. Garton) can also earn awards annually under the financial component of the AMR 2012 AIP. Under this component, awards are paid as a percentage of base salary, customarily called “bonus,” if American has at least a 5% pre-tax earnings margin. The financial component under American’s annual incentive plan has not been paid since 2001. AMR’s compensation committee determines the percentage of base salary that each named executive officer is eligible to receive. Although the compensation committee initially approved the establishment of the AMR 2012 AIP, it subsequently cancelled the AMR 2012 AIP in its entirety in September 2012, and no payments were made under its financial component. Each eligible employee, including AMR’s named executive officers (other than Mr. Garton), earned $633 under the overall customer service component of the AMR 2012 AIP prior to its termination.

Mr. Garton participated in the AMR Eagle Annual Incentive Plan, which is described in the section entitled “AMR’s Compensation Discussion and Analysis—Executive Compensation—Discussion regarding Fiscal Year 2010, 2011 and 2012 Summary Compensation Table and Fiscal Year 2012 Grants of Plan-Based Awards Table—Short-Term and Long-Term Incentives” beginning on page 262.

The customer service targets are not disclosed as none of the targets are material to an understanding of the compensation paid or payable to AMR’s named executive officers, each of whom was eligible to earn a maximum of $900 with respect to actual achievement of the customer service component of the AMR 2012 AIP. Achievement or lack of achievement of the customer service component would, and will, not have a material impact on the amount paid to AMR’s named executive officers. The customer service target under the AMR 2012 AIP was set in a manner as to require significant effort to achieve the target and AMR did not believe, at the time the customer service targets were established, that any target could be attained with average or below average performance.

Long-Term Incentive Compensation—Performance Shares, SARs, and Deferred Shares

Long-term incentive compensation has historically been a critical and substantial component of AMR’s executive compensation program prior to the commencement of the Chapter 11 Cases. AMR typically designed its long-term incentive compensation to align leaders’ compensation to the interests of its stockholders and used long-term incentive compensation as an important retention tool by awarding shares that only vested if the recipient remained with AMR for a period of time. AMR’s compensation committee used performance shares, SARs, and deferred shares in an effort to achieve these goals. As stated above, as a result of the Chapter 11 Cases, AMR determined to suspend all stock-based compensation and other long-term incentive compensation programs and, accordingly, AMR’s compensation committee did not approve any stock-based compensation in 2012 due to the continuing Chapter 11 Cases and did not approve any long-term incentive compensation for its named executive officers in lieu of stock-based compensation. However, to best preserve the value of AMR’s business enterprise in contemplation of completing the Merger and combining the two airlines, with the assistance of Towers Watson, in February 2013 AMR agreed to employee protection, severance, and other compensation programs as part of the Merger Agreement. AMR’s compensation committee, together with its consultant, Meridian, reviewed and analyzed the proposed changes to its compensation program. In addition, the proposed changes were shared and discussed with US Airways Group and the UCC (and its compensation consultant) to reach a mutual agreement that was incorporated in the Merger Agreement.

Below is a summary of each equity-based instrument that AMR’s compensation committee awarded to AMR’s named executive officers prior to the commencement of the Chapter 11 Cases, why AMR’s compensation committee chose to pay each type of award, and when and how each type of award vested. As stated above, AMR’s compensation committee did not approve any long-term incentive compensation awards in 2012 due to the continuing Chapter 11 Cases, and the information provided below does not take into account the impact of the Chapter 11 Cases on awards made in prior years. In accordance with the Merger Agreement, none of the outstanding equity-based awards will be assumed if the Merger is consummated. The discussion of outstanding equity awards below is qualified in its entirety by the treatment of such awards in the Chapter 11 Cases.

Performance Shares. In 2011 and prior years, AMR’s compensation committee used performance shares to reward AMR’s named executive officers when AMR’s stock performed better than the stock of its primary competitors. Performance shares are contractual rights to receive shares of AMR’s common stock at the end of a three-year measurement period. The actual number of performance shares ultimately distributed to the named executive officers was based on AMR’s TSR compared to that of its primary competitors over that three-year period. AMR’s compensation committee selected the airlines used to determine its relative TSR, based on their market capitalization, revenue, and airline seat capacity and determined the percentages of the original award to be paid based on AMR’s relative TSR rank during the measurement period. AMR’s compensation committee did not approve any performance share awards in 2012 due to the continuing Chapter 11 Cases.

SARs. In 2011 and prior years, AMR’s compensation committee awarded SARs to AMR’s named executive officers. AMR’s SARs are contractual rights to receive shares of AMR’s common stock over a ten-year exercise period. Since they provide compensation only if the market value of AMR’s common stock appreciates from the date of grant, SARs would reward AMR’s executives for its stock price appreciation during that period. AMR’s compensation committee did not approve any SAR awards in 2012 due to the continuing Chapter 11 Cases.

Deferred Shares. Prior to the Chapter 11 Cases, AMR’s compensation committee each year also awarded deferred shares to AMR’s named executive officers. Deferred shares are contractual rights to receive shares of AMR’s common stock upon the completion of three years of service following the grant date. Since deferred shares are not subject to the achievement of performance objectives, the value of the deferred shares at the time of vesting would depend entirely on the value of AMR’s common stock at that time. AMR’s compensation committee believed that deferred shares were important for the long-term retention of AMR’s named executive officers because they provided a guaranteed award for their continued service through the three-year service period. AMR’s compensation committee did not approve any deferred share awards in 2012 due to the continuing Chapter 11 Cases.

Flight Perquisites and Other Benefits

The named executive officers also participate in a variety of health and welfare and other benefits that AMR provides to its U.S.-based employees. AMR’s compensation committee believes it is important to provide a limited number of additional perquisites and benefits to AMR’s named executive officers to attract and retain them. For example, as is common in the airline industry, AMR provides unlimited personal flight privileges on American and American Eagle in any available class of service. Instead of providing automobile lease payments, club memberships, financial planning fees, and other perquisites other companies often provide to their executives, AMR provides personal allowances to its named executive officers. AMR describes these and other perquisites in footnote (e) to the “AMR’s Compensation Discussion and Analysis—Executive Compensation—Fiscal Year 2010, 2011, and 2012 Summary Compensation Table” beginning on page 260. No changes were made to the perquisites and benefits offered to AMR’s named executive officers in 2012.

Post-Employment and Change in Control Benefits

The information below does not fully take into account the impact of the Chapter 11 Cases.

Following their employment with AMR, AMR’s named executive officers are eligible for the post-employment benefits, perquisites, and privileges that AMR generally provides to all of its salaried employees. These include severance, pro-rated incentive compensation and equity distributions, and a limited number of other benefits. AMR also provides other post-employment perquisites to them, such as unlimited personal flight privileges on American and American Eagle in any available class of service. AMR’s compensation committee has determined that it is important to provide these post-termination benefits, perquisites, and privileges to AMR’s named executive officers to attract and retain them. AMR describes these benefits further in the narrative discussion under the section entitled “AMR’s Compensation Discussion and Analysis—Executive Compensation—Post-Employment Compensation” beginning on page 270.

AMR’s named executive officers also participate in the AMR Retirement Benefit Plan of American Airlines, Inc. for Agents, Management, Specialists, Support Personnel, and Officers (the “AMR Retirement Benefit Plan”). This is a defined benefit plan that provides compensation to all of AMR’s eligible employees during their retirement. As part of the Chapter 11 Cases, all benefits under the AMR Retirement Benefit Plan were frozen for all employees, including AMR’s named executive officers, as of October 31, 2012.

AMR also offers eligible employees (including its named executive officers) the AMR SuperSaver Plan, a defined contribution plan, to help them plan for their retirement. Eligible employees who are not accruing additional benefits under the AMR Retirement Benefit Plan are eligible to receive dollar-for-dollar employer matching contributions under the AMR SuperSaver Plan, up to 5.5% of eligible earnings. Mr. Ream is not eligible to receive additional accruals under the AMR Retirement Benefit Plan. Since he returned to American in 2009, he has instead received matching contributions under the AMR SuperSaver Plan. Effective upon the freeze of benefit accruals under the AMR Retirement Benefit Plan on October 31, 2012, AMR began making matching contributions under the AMR SuperSaver Plan to the accounts of the other named executive officers and AMR’s other eligible employees, up to 5.5% of eligible earnings.

AMR’s named executive officers are also eligible to participate in the AMR Non-Qualified Plan. The AMR Non-Qualified Plan is designed to address limits on benefits AMR can pay or contribute under the AMR

Retirement Benefit Plan and AMR SuperSaver Plan pursuant to ERISA. Like the AMR Retirement Benefit Plan, as of October 31, 2012, the defined benefits portion of the AMR Non-Qualified Plan was frozen for AMR’s named executive officers.

For further details regarding AMR’s retirement plans, see the sections entitled “AMR’s Compensation Discussion and Analysis—Executive Compensation—2012 Nonqualified Deferred Compensation Table” beginning on page 269 and “AMR’s Compensation Discussion and Analysis—Executive Compensation—2012 Pension Benefits Table” beginning on page 266 and the accompanying narrative discussion and footnotes that follow those tables.

Under the terms of AMR’s long-term incentive awards granted before the Chapter 11 Cases, outstanding awards vest following a transaction that is considered a change in control under those awards. The AMR Non-Qualified Plan also provides for payments upon a qualifying change in control. The Merger does not constitute a change in control for purposes of these outstanding long-term incentive awards or the AMR Non-Qualified Plan.

Prior to the commencement of the Chapter 11 Cases, AMR also entered into executive termination benefit agreements with its named executive officers for terminations associated with a change in control (the “AMR Existing Severance Agreements”). AMR’s compensation committee believes it is important to provide severance and other benefits following a change in control for several reasons. The airline industry may undergo further consolidation and economic challenges, and these agreements are common in the industry. The AMR Existing Severance Agreements encourage AMR’s named executive officers to work for the best interests of the stockholders during a potential change in control by guaranteeing some financial security if their employment is terminated after a change in control. Finally, these agreements help AMR attract senior leaders. The AMR Existing Severance Agreements have a “double trigger,” meaning that for the benefits to be paid, the change in control must be followed by a termination of the applicable employee’s employment. The double trigger is intended to encourage the leader to remain with AMR for a period of time following a change in control to help smooth the transition to new management. The Merger does not constitute a change in control for purposes of the AMR Existing Severance Agreements, and the above description of those agreements does not take into account the impact of the Chapter 11 Cases on these prepetition executory contracts or the waivers described below.

In connection with the Merger and as contemplated by the Merger Agreement, AMR plans to enter into severance agreements with each of its named executive officers (the “AMR Merger Severance Agreements”). As further described in the subsection entitled “Merger Agreement” directly below, these agreements will only be effective upon the Closing, and AMR’s named executive officers will waive their rights under the AMR Existing Severance Agreements in exchange for their rights under the AMR Merger Severance Agreements.

Merger Agreement

As described above, on February 13, 2013, AMR entered into the Merger Agreement with US Airways Group. Actions AMR has taken or plans to take pursuant to or in connection with the Merger in 2013 impact some of its executive compensation programs or policies in effect in 2012 and prior years. AMR has described the impact below where appropriate.

Because of the nature of any merger transaction of this magnitude, including the necessity for a smooth transition, the employment uncertainty and insecurity faced by AMR’s named executive officers, and the critical role each plays in the maintenance and preservation of AMR’s enterprise value, the Merger Agreement requires that the following employee compensation and benefit arrangements applicable to AMR’s named executive officers be implemented to assure that the Merger will be effected as seamlessly as possible.

In connection with AMR’s reorganization, on February 13, 2013, AMR entered into a letter agreement with Mr. Horton governing his continued service to AAG following the Merger. Pursuant to this letter agreement, Mr. Horton’s employment with American will end effective upon the Closing. Effective as of the Closing,

Mr. Horton will serve as chairman of the board of AAG until the earlier of (i) one year after the Closing, (ii) the day immediately prior to the first annual meeting of stockholders of AAG (which will in no event occur prior to May 1, 2014), and (iii) the election of a new chairman by the affirmative vote of at least 75% of the members of the board of directors (rounded up to the next full director), which must include at least one director who was designated as a director by AMR pursuant to the Merger Agreement. Effective upon the Closing, Mr. Horton will receive a severance payment equal to $9,937,500 in cash and $9,937,500 in shares of common stock of AAG. In addition, Mr. Horton will continue to receive lifetime flight and other travel privileges to which he is currently entitled, as well as an office and office support for a period of two years after the Closing. In determining the form and amount of compensation, AMR’s board of directors agreed that the amount to be paid is reasonable and appropriate given, among other things, Mr. Horton’s long service to AMR, the success of the restructuring, and the value created for AMR’s financial stakeholders pursuant to the Merger and restructuring. The letter agreement with Mr. Horton will become binding on AMR upon its approval by the Bankruptcy Court. For additional information regarding the terms of Mr. Horton’s letter agreement, see the section entitled “The Merger—Horton Letter Agreement” beginning on page 115.

The Merger Agreement also requires AMR to provide the following arrangements for the named executive officers (other than Mr. Horton). These arrangements are subject to the occurrence of the Merger and will terminate if the Merger does not occur.

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2013 Short-Term Incentive Plan. AMR will reinstate a short term incentive plan for 2013 (the “AMR STI”). Eighty percent of the AMR STI will be based on 2013 pre-tax profit margin (excluding restructuring expenses, change in control transaction expenses, and other extraordinary items). The target performance objective will be a pre-tax profit margin of two percent, with the minimum performance threshold being a positive pre-tax margin and the maximum performance objective being a pre-tax margin of four percent. The remainder of the AMR STI will be based on one or more operational performance metrics to be determined by AMR’s compensation committee. Under the AMR STI, AMR’s named executive officers (other than Mr. Horton) will have an opportunity to earn 100% of base salary at target and 200% of base salary at maximum. Between the minimum, target, and maximum objectives, awards will be earned and payable on a straight-line interpolated basis.

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2013 Equity Awards. AMR will award long-term incentive awards in the form of stock-settled RSUs, which awards will be granted under the AAG 2013 IAP. The amount to be awarded to AMR’s named executive officers is consistent with and not more than the 2013 equity awards granted to the named executive officers of US Airways Group. Under the AAG 2013 IAP, the 2013 Equity Awards will vest in equal amounts in April of 2014, 2015, and 2016. A pro rata amount will vest upon any termination of employment other than a termination of employment for cause or resignation by the executive without good reason.

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Alignment Awards. AMR will award additional stock-settled RSUs to its named executive officers (other than Mr. Horton), which awards will be granted under the AAG 2013 IAP in an amount equal to 1.5 times the long-term incentive value awarded AMR’s executive vice presidents in 2011. One-third of the AMR Alignment Awards will vest on each of (i) the Closing Date, (ii) 12 months after the Closing Date, and (iii) 24 months after the Closing Date. The AMR Alignment Awards will fully vest on a termination of employment for which the executive becomes entitled to severance under the AMR Merger Severance Agreements, or vest pro rata upon a termination as a result of retirement, death, or disability.

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Severance Arrangements. AMR expects to enter into AMR Merger Severance Agreements with each named executive officer (other than Mr. Horton). The agreements will be contingent on the Closing. The AMR Merger Severance Agreements are similar to the terms of the severance agreements covering similarly-situated US Airways Group executives. Under the AMR Merger Severance Agreements, if the executive is terminated without cause or resigns for good reason within two years of the Closing, he or she will be entitled to a severance payment equal to the sum of (a) two times his or her annual base salary, (b) an amount equal to the greater of (i) (x) two times his or her then-current target bonus under

AMR’s annual incentive program, if then in effect, for the year of such termination and (y) if such program is not then in effect, and the suspension of or termination of such program constituted a good reason for executive’s termination, two times his or her target bonus immediately prior to the termination of such program or (ii) his or her actual bonus in the preceding year, and (c) two times his or her target long-term incentive award under an applicable long-term incentive program in effect on the termination date or a target award that would become payable to a similarly situated US Airways Group employee under an LTIPP. In addition, all of his or her AMR Alignment Awards and a pro rata amount of the 2013 Equity Awards will vest. The period of exercisability of any outstanding vested options or SARs will be extended for up to 18 months (but not beyond the original expiration date). Further, if the executive is eligible for continued COBRA medical coverage under AMR’s plans, he or she will receive a lump sum payment equal to the cost of two years’ of such coverage for the executive and his or her covered dependents and, under separate arrangements, the executive will become fully vested in his or her accrued benefits under the AMR Retirement Benefit Plan and the AMR Non-Qualified Plan.

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Flight Privileges. Consistent with the treatment of flight privileges for similarly situated executives of US Airways Group, each of AMR’s named executive officers will be entitled to continuation of flight privileges he or she currently possesses following the Closing for his or her lifetime.

AMR’s compensation committee and board of directors believe the arrangements described above are reasonable and appropriate in the context of the Merger and to preserve the integrity and value of AMR’s enterprise in contemplation of the Merger. Further, these arrangements take into account the treatment of similarly-situated executives of US Airways Group to encourage a smooth and orderly integration following the Closing and to maximize value. Meridian, AMR’s compensation committee’s independent consultant, reviewed the arrangements and concurred. Also, in the Chapter 11 Cases, the UCC, after a thorough review, including by its retained compensation experts, fully supports implementation of these arrangements and also believes they are reasonable and appropriate.

Recoupment Policy

AMR’s recoupment policy allows it to recoup compensation paid to AMR’s chief executive officer and each of his direct reports if AMR restates its financial statements due to that officer’s intentional misconduct. The recoupment policy applies to annual incentive or equity compensation awards to the extent the awards were paid due to metrics impacted by the misstated financial information.

Stock Ownership Guidelines

Effective March 2011, AMR’s compensation committee adopted stock ownership guidelines for its chief executive officer, its president, and its executive and senior vice presidents. Due to the Chapter 11 Cases, AMR’s compensation committee has suspended compliance with these guidelines.

Consideration of Tax and Accounting Consequences in Determining Compensation

Typically, AMR considers tax and accounting consequences when reviewing compensation awards to its named executive officers. While AMR believes these considerations are important, AMR believes it should balance the tax and accounting considerations against both the need to retain executive talent and AMR’s long-term strategies and goals.

Compensation Committee Report

AMR’s compensation committee has reviewed and discussed AMR’s Compensation Discussion and Analysis contained in this proxy statement/prospectus with AMR’s management. Based on such review and discussions, AMR’s compensation committee recommended to AMR’s board of directors that AMR’s Compensation Discussion and Analysis be included in this proxy statement/prospectus.

AMR Compensation Committee

Michael A. Miles, Chairman

Philip J. Purcell

Judith Rodin

Matthew K. Rose

This report of AMR’s compensation committee is not deemed to be “soliciting material” or to be “filed” with the SEC or subject to the SEC’s proxy rules or the liabilities of Section 18 of the Exchange Act, and the report will not be deemed to be incorporated by reference into any prior or subsequent filing by AMR under the Securities Act or the Exchange Act.

Compensation Committee Interlocks and Insider Participation

Mr. Miles, Mr. Purcell, Dr. Rodin, and Mr. Rose were the members of AMR’s compensation committee during 2012. None of the members of the committee was during 2012 or at any other time one of AMR’s officers or employees. No executive officer of AMR served or serves on the compensation committee or board of any company that employed or employs any member of AMR’s compensation committee or board of directors.

Executive Compensation

Fiscal Year 2010, 2011, and 2012 Summary Compensation Table

The following table contains information regarding compensation paid to AMR’s named executive officers during 2012. The table does not take into account the impact of the Chapter 11 Cases, but some of the potential effects resulting from the Chapter 11 Cases are summarized in the footnotes. Also, the table does not reflect compensation for Mr. Ream in 2010 or 2011 since he was not a named executive officer in those years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(a) ($)	Option Awards(b) ($)	Non-Equity Incentive Plan Compensation(c) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(d) ($)	All Other Compensation(e) ($)	Total ($)
Thomas W. Horton	2012	618,135	0	0	0	633	1,092,937	37,458	1,749,163
Chairman, President, and Chief Executive Officer, AMR and American	2011	618,135	0	2,220,421	441,045	83	871,138	31,978	4,182,800
	2010	618,135	0	1,831,548	661,628	467	553,539	30,305	3,695,621

Isabella D. Goren	2012	540,385	0	0	0	633	771,956	36,823	1,349,797
Senior Vice President and Chief Financial Officer, AMR and American	2011	508,007	0	883,694	175,511	83	561,082	31,939	2,160,316
	2010	423,993	0	912,643	329,848	467	316,129	28,571	2,011,650

Gary F. Kennedy	2012	522,000	0	0	0	633	817,644	37,414	1,377,691
Senior Vice President, General Counsel, and Chief Compliance Officer, AMR and American	2011	522,000	0	883,694	175,511	83	682,007	29,894	2,293,189
	2010	502,543	0	912,643	329,848	467	403,457	30,568	2,179,526

Daniel P. Garton	2012	530,478	0	0	0	0	1,112,837	34,282	1,677,597
President and Chief Executive Officer, AMR Eagle, Executive Vice President, AMR and American	2011	530,478	0	1,639,078	308,187	0	892,917	31,708	3,402,368
	2010	530,478	0	1,353,982	458,222	250	535,950	29,208	2,908,090

James B. Ream	2012	569,800	0	0	0	633	15,060	56,054	641,547
Senior Vice President of Operations, American

(a)	AMR did not grant any stock awards in 2012 due to the continuing Chapter 11 Cases. The amounts shown for 2011 and 2010 were not actually paid to AMR’s named executive officers. As required by the rules of the SEC, the amounts instead represent the aggregate grant date fair value of the performance shares and deferred shares awarded to each of them in 2010 and 2011. The grant date fair value of the performance share and career performance share awards for those years is based on AMR’s estimate on the grant date of the probable outcome of meeting the performance conditions of these awards. See note 10 to the consolidated financial statements included in AMR’s Annual Report on Form 10-K for the years ended December 31, 2011 and 2012, respectively, for the assumptions AMR used to determine the aggregate grant date fair value of these awards. The aggregate grant date fair values of the 2010/2012 performance share awards assuming AMR meets the highest level (or 175%) of the performance conditions of these awards are: Mr. Horton ($1,766,274), Ms. Goren ($880,425), Mr. Garton ($1,221,230), Mr. Kennedy ($880,425). The aggregate grant date fair values of the 2011/2013 performance share awards assuming AMR meets the highest level (or 175%) of the performance conditions of these awards are: Mr. Horton ($1,749,129), Ms. Goren ($696,082), Mr. Garton ($1,222,317), Mr. Kennedy ($696,082). The amounts reported do not include any reduction in the value of the awards for the possibility of forfeiture or as a result of the Chapter 11 Cases.

(b)	AMR did not grant any options or SARs in 2012 due to the continuing Chapter 11 Cases. The amounts shown for 2011 and 2010 were not actually paid to its named executive officers. As required by the rules of the SEC, the amounts instead represent the aggregate grant date fair value of the SARs granted to each of them in 2010 and 2011 determined in accordance with ASC Topic 718. See note 10 to the consolidated financial statements included in AMR’s Annual Report on Form 10-K for the years ended December 31, 2011 and 2012, respectively, for the assumptions it used to determine the aggregate grant date fair value of these awards for those years. These amounts do not include any reduction in the value of the awards for the possibility of forfeiture or as a result of the Chapter 11 Cases.
(c)	The amounts shown are payments earned under the customer service component of the 2012 AMR AIP through September 2012, when the AMR 2012 AIP was terminated. AMR made no payments in 2010, 2011, or 2012 under the financial component of the AMR annual incentive plan or the AMR Eagle annual incentive plan because AMR did not meet the minimum performance level required to earn a payout.
(d)	The amounts shown for the officers are the change in the actuarial present value of the accumulated benefit under both the AMR Retirement Benefit Plan and the AMR Non-Qualified Plan from January 1 to December 31 of each year. The present value of the accumulated benefits increased from December 31, 2011 to December 31, 2012 because the discount rate decreased from 5.2% at December 31, 2011 to 4.2% at December 31, 2012. For Mr. Horton, the amounts also include additional years of credited service under the AMR Non-Qualified Plan. There were no above-market or preferential earnings on non-qualified deferred compensation. The change in actuarial present value of the accumulated benefit under both the AMR Retirement Benefit Plan and the AMR Non-Qualified Plan has not been reduced for the possibility that the benefits will not be paid in full as a result of the Chapter 11 Cases in November 2011. The amounts reflect that the benefit accruals under the AMR Retirement Benefit Plan and the AMR Non-Qualified Plan were frozen as of October 31, 2012. The amount shown for Mr. Ream is the change in the actuarial present value of the accumulated benefit under the AMR Retirement Benefit Plan he earned for his seven years of service until he resigned from American in 1994. Mr. Ream does not have a defined benefit in the AMR Non-Qualified Plan.
(e)

The amounts shown include a personal allowance of $27,000 paid each year to AMR’s named executive officers. The amounts also include the estimated aggregate incremental cost to AMR of providing perquisites and other personal benefits to its named executive officers. As is customary in the airline industry, AMR provides them and their spouses or companions and dependent children unlimited personal air travel on American and American Eagle in any available class of service. However, they are required to pay all taxes and fees associated with the air travel. The amounts shown include AMR’s estimated aggregate incremental cost for the air travel AMR provided them in 2012, including the estimated cost of incremental fuel, catering, and insurance, but exclude the associated fees and taxes they paid. Amounts in this column also include reimbursement for: (i) the cost of one annual medical exam, (ii) the premium for a term life insurance policy (with a policy amount equal to the base salary of the named executive officer), (iii) a portion of the premium for long-term disability insurance, and (iv) broker fees associated with the exercise of stock options by the named executive officer. Each AMR named executive officer and his or her spouse were also provided an Admirals Club® membership (American’s travel clubs located at large U.S. and international airports), and airport parking. Some of them were provided access to events or venues sponsored by AMR or received reduced cost air travel on other airlines, at no incremental cost to AMR. For Mr. Ream, the amounts also include matching contributions AMR made to his AMR SuperSaver Plan account and the defined contribution portion of the AMR Non-Qualified Plan of $11,250 and $14,423, respectively.

Fiscal Year 2012 Grants of Plan-Based Awards Table

The table below lists each grant or award made in 2012 to AMR’s named executive officers under its equity and non-equity incentive plans. AMR did not grant any equity incentive awards in 2012 to its named executive officers, so the table does not reflect any such awards.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(a)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Horton	—	—	900	900	—	—	—	—	—	—	—
Goren	—	—	900	900	—	—	—	—	—	—	—
Garton (b)	—	—	5,305	15,914	—	—	—	—	—	—	—
Kennedy	—	—	900	900	—	—	—	—	—	—	—
Ream	—	—	900	900	—	—	—	—	—	—	—

(a)	The amounts shown for AMR’s named executive officers (other than Mr. Garton) are the target and maximum amounts each could have earned under the overall customer service component of the AMR 2012 AIP prior to its termination. As reported in the Summary Compensation Table, AMR’s named executive officers (other than Mr. Garton) earned $633 under the overall customer service component of the AMR 2012 AIP. The AMR 2012 AIP was terminated in September 2012. There will be no future payout under the AMR 2012 AIP. As president of American Eagle, Dan Garton did not participate in the AMR 2012 AIP.
(b)	The amount shown was not actually paid to Mr. Garton. The amount instead is the payment AMR would have made to Mr. Garton if American Eagle had met the minimum payment level of the AMR Eagle Annual Incentive Plan. Since American Eagle did not meet the threshold for payment under the AMR Eagle Annual Incentive Plan in 2012, no amount was actually paid to Mr. Garton.

Discussion regarding Fiscal Year 2010, 2011 and 2012 Summary Compensation Table and Fiscal Year 2012 Grants of Plan-Based Awards Table

As stated above, on November 29, 2011, the Debtors filed the Chapter 11 Cases. The information provided below does not fully take into account the impact of the Chapter 11 Cases. Due to the Chapter 11 Cases, AMR did not grant any equity-based awards to its named executive officers in 2012, and, in accordance with the terms of the Merger Agreement, AMR will not assume any of the outstanding awards upon emergence from the Chapter 11 Cases.

Short-Term and Long-Term Incentives. As stated above, AMR did not grant any long-term or equity incentive awards to its named executive officers in 2012 due to the continuing Chapter 11 Cases.

AMR’s compensation committee approved in January 2012 the AMR 2012 AIP for all eligible employees of American. As president of American Eagle, Mr. Garton did not participate in that plan. The AMR 2012 AIP was a short term non-equity incentive plan that included a financial component and an operational component. In connection with AMR’s restructuring efforts, AMR cancelled the AMR 2012 AIP in September 2012. No payment was earned or made under the financial component of the AMR 2012 AIP. A total of $633 was earned and paid to all of the named executive officers in 2012, based on the achievement of quarterly overall operational results under the overall operational component of the AMR 2012 AIP. Due to its cancellation in September 2012, there are no remaining overall amounts earned or unearned under the AMR 2012 AIP.

Mr. Garton participated in the AMR Eagle Annual Incentive Plan in 2012. No other named executive officer participated in the AMR Eagle Annual Incentive Plan. The AMR Eagle Annual Incentive Plan provides cash payments upon the achievement of pre-tax earnings targets at AMR Eagle. For Mr. Garton, the actual dollar amount paid under the AMR Eagle Annual Incentive Plan is capped at a maximum of 3% of base salary. AMR Eagle did not meet the pre-tax earnings targets, so no amounts were paid to him or earned under the plan in 2012.

Employment Agreement with Mr. Horton. To encourage Mr. Horton to return to American in 2006, AMR entered into an employment agreement with him. Under the employment agreement, Mr. Horton was entitled to an annual base salary of no less than $600,000 and an annual personal allowance of at least $27,000. His annual target bonus was at least 108% of his salary (this has not been paid in any year since his return). He is also eligible to participate in AMR’s benefit programs, including the AMR Retirement Benefit Plan and the AMR Non-Qualified Plan. The agreement granted Mr. Horton additional years of credited service under the AMR Non-Qualified Plan described in “2012 Pension Benefits Table” below. It also provided post-employment and change in control benefits described in “Post-Employment Compensation” and “Change In Control.” The agreement expired in March 2012.

Assignment Agreement with Mr. Garton. On June 10, 2010, AMR entered into an assignment agreement with Mr. Garton to encourage him to serve as the president and chief executive officer of AMR Eagle and to lead efforts for its possible divestiture. Unless the assignment agreement is terminated, under the agreement he is entitled to total annual compensation substantially similar to his compensation prior to accepting his new position. If AMR divests AMR Eagle and Mr. Garton remains in his current or a comparable position with AMR Eagle, AMR will pay his pro-rated target bonus under the applicable annual incentive plan (if AMR meets the applicable performance criteria). If he was not 55 at the time of a divestiture (and Mr. Garton has since reached age 55), AMR agreed to continue his employment or place him on leave until he reached age 55 (facilitating his retirement from American), or provide the economic equivalent of the retirement and welfare benefits that he would have received had his employment by American continued until he turned age 55. AMR will also provide the same rights in his outstanding equity awards as though he had remained employed by American. The agreement provides that in case AMR has not divested AMR Eagle by June 10, 2012, or if it is divested and either (i) he is not offered a comparable position with AMR Eagle or (ii) he does not continue to work for American, Mr. Garton is entitled to seek re-assignment to American or to receive severance equal to two times his base salary and target annual bonus under the applicable annual incentive plan and COBRA coverage for 18 months. AMR Eagle was not divested by June 10, 2012, and Mr. Garton requested re-assignment to American pursuant to the terms of the assignment agreement. In view of the uncertainty relating to AMR’s restructuring under the Chapter 11 Cases, American requested an extension of time to consider Mr. Garton’s request for re-assignment during which he continues in his current positions and his rights under the assignment agreement remain in effect.

Outstanding Equity Awards at 2012 Fiscal Year-End Table

The following table lists all of the outstanding stock and stock option/SAR awards held on December 31, 2012 by each of AMR’s named executive officers. The table also includes, where applicable, the value of these awards based on the closing price of AMR’s common stock on December 31, 2012, which was $0.80. Each award listed in the “Number of Securities Underlying Unexercised Options Unexercisable” column with an expiration date prior to July 24, 2016 is a stock option with a tandem SAR. The other awards listed in this column are SARs. The table does not take into account the impact of the Chapter 11 Cases. In accordance with the terms of the Merger Agreement, AMR will not assume any of the outstanding awards upon emergence from the Chapter 11 Cases.

	Option/Stock Appreciation Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Horton	59,200	—		26.70	03/29/2016	81,100	(g)	64,880	151,900	(m)	121,520
	38,500	—		23.21	07/24/2016	34,950	(h)	27,960	—		—
	34,800	—		28.59	07/23/2017	185,550	(j)	148,440	—		—
	88,440	22,110	(a)	8.20	05/20/2018	85,470	(l)	68,376	—		—
	87,510	58,340	(b)	4.53	07/20/2019	—		—	—		—
	46,520	69,780	(c)	7.01	05/19/2020	—		—	—		—
	20,040	30,060	(d)	7.26	07/26/2020	—		—	—		—
	24,300	97,200	(e)	6.58	05/18/2021	—		—	—		—

Goren	11,200	—		10.68	07/21/2013	46,150	(g)	36,920	60,450	(m)	48,360
	16,500	—		8.88	07/26/2014	11,850	(h)	9,480	—		—
	14,000	—		13.67	07/25/2015	73,850	(j)	59,080	—		—
	11,500	—		26.70	03/29/2016	21,330	(k)	17,064	—		—
	21,800	—		23.21	07/24/2016	42,750	(l)	34,200	—		—
	19,800	—		28.59	07/23/2017	—		—	—		—
	50,360	12,590	(a)	8.20	05/20/2018	—		—	—		—
	49,830	33,220	(b)	4.53	07/20/2019	—		—	—		—
	26,480	39,720	(c)	7.01	05/19/2020	—		—	—		—
	6,800	10,200	(d)	7.26	07/26/2020	—		—	—		—
	9,670	38,680	(e)	6.58	05/18/2021	—		—	—		—

Garton	16,800	—		10.68	07/21/2013	93,600	(g)	74,880	106,150	(m)	84,920
	30,000	—		8.88	07/26/2014	142,950	(j)	114,360	—		—
	35,520	—		13.67	07/25/2015	99,540	(k)	79,632	—		—
	38,500	—		23.21	07/24/2016	59,730	(l)	47,784	—		—
	34,800	—		28.59	07/23/2017	—		—	—		—
	88,440	22,110	(a)	8.20	05/20/2018	—		—	—		—
	87,510	58,340	(b)	4.53	07/20/2019	—		—	—		—
	46,520	69,780	(c)	7.01	05/19/2020	—		—	—		—
	16,980	67,920	(e)	6.58	05/18/2021	—		—	—		—

Kennedy	6,000	—		3.26	01/27/2013	46,150	(g)	36,920	60,450	(m)	48,360
	12,800	—		10.68	07/21/2013	11,850	(h)	9,480	—		—
	34,800	—		8.88	07/26/2014	73,850	(j)	59,080	—		—
	23,100	—		13.67	07/25/2015	42,660	(k)	34,128	—		—
	21,800	—		23.21	07/24/2016	42,750	(l)	34,200	—		—
	19,800	—		28.59	07/23/2017	—		—	—		—
	50,360	12,590	(a)	8.20	05/20/2018	—		—	—		—
	49,830	33,220	(b)	4.53	07/20/2019	—		—	—		—
	26,480	39,720	(c)	7.01	05/19/2020	—		—	—		—
	6,800	10,200	(d)	7.26	07/26/2020	—		—	—		—
	9,670	38,680	(e)	6.58	05/18/2021	—		—	—		—

Ream	33,220	49,830	(f)	7.72	01/04/2020	46,150	(g)	36,920	60,450	(m)	48,360
	26,480	39,720	(c)	7.01	05/19/2020	64,800	(i)	51,840	—		—
	9,670	38,680	(e)	6.58	05/18/2021	73,850	(j)	59,080	—		—
	—	—		—	—	34,020	(l)	27,216	—		—

(a)	Award becomes exercisable on May 20, 2013.
(b)	Award becomes exercisable in two equal installments on each of July 20 of 2013 and 2014. The number of shares in each installment is: Mr. Horton, 29,170; Ms. Goren, 16,610; Mr. Garton, 29,170; and Mr. Kennedy, 16,610.
(c)	Award becomes exercisable in three equal installments on each of May 19 of 2013, 2014, and 2015. The number of shares in each installment is: Mr. Horton, 23,260, Ms. Goren, 13,240; Mr. Garton, 23,260; Mr. Kennedy, 13,240; and Mr. Ream, 13,240.
(d)	Award becomes exercisable in three installments on each of July 26 of 2013, 2014, and 2015. The number of shares in each installment is: Mr. Horton, 10,020; Ms. Goren, 3,400; and Mr. Kennedy, 3,400.
(e)	Award becomes exercisable in four equal installments on each of May 18 of 2013, 2014, 2015, and 2016. The number of shares in each installment is: Mr. Horton, 24,300; Ms. Goren, 9,670; Mr. Garton, 16,980; Mr. Kennedy, 9,670; and Mr. Ream, 9,670.
(f)	Award becomes exercisable in three installments on each of January 4 of 2013, 2014, and 2015. The number of shares in each installment is 16,610.
(g)	These deferred shares vest on May 19, 2013, generally subject to the recipient’s continued employment through that date.
(h)	These deferred shares vest on July 26, 2013, generally subject to the recipient’s continued employment through that date.
(i)	These deferred shares vested on January 4, 2013, generally subject to the recipient’s continued employment through that date.
(j)	These deferred shares vest on May 18, 2014, generally subject to the recipient’s continued employment through that date.
(k)	These career equity shares will vest upon retirement after age 60, or upon a qualifying early retirement under the AMR Retirement Benefit Plan, in each case, generally subject to continued employment through that date. If the named executive officer retires earlier than age 60, there is a 3% reduction in the total number of shares that will vest for each year the officer’s retirement date precedes age 60.
(l)	These performance shares were granted under the 2010/2012 Performance Share Plan, with a vesting date of April 17, 2013. Vesting is subject to the satisfaction of the applicable performance criteria and is generally subject to the recipient’s continued employment through that date.
(m)	These performance shares were granted under the 2011/2013 Performance Share Plan with a vesting date of April 16, 2014. Vesting is subject to the satisfaction of the applicable performance criteria and is generally subject to the recipient’s continued employment through that date. As required by the SEC’s disclosure rules, the number of performance shares shown assumes that target levels of performance (100%) will be achieved.

2012 Option Exercises and Stock Vested Table

The following table summarizes stock awards that vested for the named executive officers in 2012. No stock options or SARs were exercised during 2012. The table does not fully take into account the Chapter 11 Cases. While the table reflects that awards vested in 2012 under outstanding awards granted prior to the commencement of the Chapter 11 Cases, AMR did not distribute any stock in settlement of any stock awards to AMR’s named executive officers in 2012. In accordance with the terms of the Merger Agreement, AMR will not assume any of the outstanding awards upon emergence from the Chapter 11 Cases.

	Option Awards		Stock Awards
Name	Number of Shares Acquired On Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired On Vesting(a) (#)	Value Realized On Vesting(b) ($)
Horton	0	0	197,620	101,686
Goren	0	0	112,530	57,902
Garton	0	0	215,151	111,152
Kennedy	0	0	112,530	57,902
Ream	0	0	47,730	22,910

(a)

The numbers shown are the number of shares that vested in April 2012 under the 2009/2011 Performance Share Plan and the number of deferred shares that vested in July 2012 under the 2009 deferred share award agreements. As stated above, AMR did not distribute any stock awards to its named executive officers in 2012 due to the Chapter 11 Cases. AMR does not plan to assume any of those awards.

(b)	Amounts shown are the fair market value of AMR’s stock on the date of vesting, multiplied by the number of shares shown in the column entitled “Number of Shares Acquired on Vesting” for the named executive officer. As stated above, AMR did not distribute any stock awards to its named executive officers in 2012 due to the Chapter 11 Cases. AMR does not plan to assume any of those awards.

Discussion regarding 2012 Option Exercises and Stock Vested Table

Under the terms of the 2009/2011 Performance Share Plan, the performance shares awarded in April 2009 referenced in the above table would have vested in April 2012. For the 2009–2011 measurement period, AMR had a 7th place TSR rank under the terms of the 2009/2011 Performance Share Plan, which would result in a vesting of 60% of the shares originally awarded under such plan. Those shares are reflected in the above table. In addition, under the terms of the 2009 deferred shares award agreements, the shares awarded under those agreements in July 2009 vested in July 2012, and those shares are reflected in the above table. While AMR is required to reflect the value of the performance and deferred share awards on the date of vesting in the above table, as stated above, AMR did not distribute any of stock under these awards to AMR’s named executive officers due to the Chapter 11 Cases, and AMR does not plan to assume any of those awards.

As reflected in the table, no options or SARs were exercised in 2012 by AMR’s named executive officers. The exercise prices of all of their outstanding awards were below AMR’s stock price in all of 2012.

2012 Pension Benefits Table

The following table summarizes the present value of the accumulated pension benefits of the named executive officers who participated in the AMR Retirement Benefit Plan and AMR Non-Qualified Plan as of December 31, 2012.

Name	Plan Name	Number of Years of Credited Service (#)		Present Value of Accumulated Benefit(a) ($)	Payments During Last Fiscal Year ($)
Horton	AMR Retirement Benefit Plan	22.573	(b)	1,039,975	0
	AMR Non-Qualified Plan	26.473	(b)	4,463,321	0
Goren	AMR Retirement Benefit Plan	25.283		1,122,225	0
	AMR Non-Qualified Plan	25.283		1,795,050	0
Garton	AMR Retirement Benefit Plan	25.286		1,211,372	0
	AMR Non-Qualified Plan	25.286		4,580,898	0
Kennedy	AMR Retirement Benefit Plan	27.465		1,428,605	0
	AMR Non-Qualified Plan	27.465		2,941,038	0
Ream	AMR Retirement Benefit Plan	6.456		74,412	0
	AMR Non-Qualified Plan	0		0	0

(a)

Prior to the commencement of the Chapter 11 Cases, AMR partially funded the benefits under the AMR Non-Qualified Plan into a trust as described in “AMR Non-Qualified Plan” below. Assets in the trust are separate from AMR’s operating assets and become payable to the named executive officer only upon normal or early retirement. The amounts listed in this column for the AMR Non-Qualified Plan reflect the present value of the total benefit payable under the AMR Non-Qualified Plan to each of the named executive officers, without any reduction for amounts contributed to the trust. Tax laws treat the contributions made to the trust under the AMR Non-Qualified Plan as taxable income to the named executive officers, requiring them to pay applicable federal, state, and local income taxes. AMR did not reduce the AMR Non-Qualified Plan amounts shown in this column to reflect the contributions to the trust or the tax liabilities since AMR will not know the impact of the tax liabilities until normal or early retirement. AMR, therefore, does not consider such amounts as paid from the AMR Non-Qualified Plan until that time. No contributions to the trust under the AMR Non-Qualified Plan were made in 2012 or at any time after the commencement of the Chapter 11 Cases.

(b)	As of December 31, 2012, Mr. Horton had 22.573 years of credited service under the AMR Retirement Benefit Plan and 26.473 years of credited service under the AMR Non-Qualified Plan. Mr. Horton left AMR in 2002 and rejoined it in 2006. Under the terms of the AMR Retirement Benefit Plan and the AMR Non-Qualified Plan, Mr. Horton’s prior credited service in each plan was reinstated when he rejoined AMR. In addition, under his employment agreement, Mr. Horton had earned an additional 3.9 years of age and service credit under the AMR Non-Qualified Plan with an estimated value of $1,716,332.

Discussion regarding 2012 Pension Benefits Table

As stated above, AMR and the other Debtors filed voluntary petitions for relief under Chapter 11 on November 29, 2011. The information provided below does not fully take into account the impact of the Chapter 11 Cases.

AMR Retirement Benefit Plan. AMR provides the AMR Retirement Benefit Plan to assist its named executive officers and most of AMR’s other salaried employees during their retirement. AMR has similar defined benefit plans for other American employees, including those covered by collectively bargained labor agreements. The AMR Retirement Benefit Plan is only available to employees hired prior to January 1, 2002 who had also completed 1,000 hours of eligible service in one year prior to that date. To vest in the plan’s benefits, a participant must also (i) complete at least five years of eligible service, (ii) reach age 65, or (iii) be permanently and totally disabled. After becoming a participant in the AMR Retirement Benefit Plan, each participant earns one year of credited service for each plan year in which at least 1,900 hours of service are completed.

Normal retirement age under the plan is 65. However, participants with at least ten years of retirement eligible service may retire at age 60 and receive unreduced benefits. Participants with at least 15 years of retirement eligible service may retire at age 55, but their benefits are reduced 3% for each year that the participant’s age is below age 60. Participants who retire before age 60 with more than ten but less than 15 years of retirement eligible service may receive reduced retirement benefits starting at age 60. These benefits are reduced 3% for each year that the participant’s age is below age 65. AMR Retirement Benefit Plan benefits are paid as a monthly annuity and the participant may elect the form of annuity payments. Payment options include single life, joint, and survivor guaranteed period or level income. For the level income payment option, AMR reduces the monthly payments for the receipt of social security benefits.

The AMR Retirement Benefit Plan complies with ERISA and qualifies for an exemption from federal income tax under the Code. As a qualified plan, it is subject to various restrictions under the Code and ERISA that limit the maximum annual benefit payable under the plan. The limit was $200,000 in 2012. The Code also limits the maximum amount of annual compensation that AMR may take into account under the AMR Retirement Benefit Plan. The limit was $250,000 in 2012. As described further in “AMR Non-Qualified Plan” below, AMR maintains the AMR Non-Qualified Plan to address these limits on benefit payments to AMR’s named executive officers.

AMR determines the benefit payable to all participants (including its named executive officers) under the AMR Retirement Benefit Plan and the AMR Non-Qualified Plan using the four formulas described below. As required by the plans, AMR uses the formula that provides the participant the greatest benefit. For purposes of the table above, AMR therefore assumed that Mr. Horton, Ms. Goren, Mr. Garton, and Mr. Kennedy will each receive benefits under the AMR Retirement Benefit Plan pursuant to the “Final Average Retirement Benefit Formula,” and under the AMR Non-Qualified Plan pursuant to the “Social Security Offset Formula.” Mr. Ream’s benefit under the AMR Retirement Benefit Plan was calculated pursuant to the “Career Average Benefit Formula.” Mr. Ream does not have a defined benefit in the AMR Non-Qualified Plan. Each formula is described below.

•

Final Average Retirement Benefit Formula. Under this formula, a participant’s annual benefit at normal retirement will equal the product of (i) 1.667% of his or her final average compensation times (ii) his or her years of credited service. Final average compensation is the average of the participant’s “pensionable pay” during the four highest paid consecutive years during the last ten years of employment. Pensionable pay includes regular pay, but excludes bonuses, expenses, and equity-based compensation.

•

Career Average Benefit Formula. A participant’s annual benefit at normal retirement under this formula will equal the sum of the following amounts, determined for each year the participant is a member of the AMR Retirement Benefit Plan: (i) 1.25% times the participant’s pensionable pay (as described above) for each year up to $6,600 and (ii) 2% times the participant’s pensionable pay for each such year over $6,600.

•

Social Security Offset Formula. A participant’s annual benefit at normal retirement under this formula will equal the difference between (i) the product of (a) 2% of the participant’s final average compensation (as described above) times (b) the participant’s years of credited service, and (ii) the product of (a) 1.5% of the participant’s estimated annual Social Security benefit times (b) the participant’s years of credited service, up to a maximum of 33.3 years of service.

•

Minimum Retirement Benefit Formula. Under this formula, a participant’s annual benefit at normal retirement will equal the product of (i) 12, times (ii)(a) $23.50 for participants whose final average compensation (as described above) is less than $15,000 or (b) $24.00 for participants whose final average compensation is at least $15,000, times (iii) the number of years of the participant’s credited service.

Benefit accruals under the AMR Retirement Benefit Plan were frozen for all AMR employees, including its named executive officers, as of October 31, 2012. Effective upon the freeze of benefit accruals, those employees received a replacement benefit under the AMR SuperSaver Plan in the form of matching employee contributions up to 5.5% of eligible earnings.

AMR Non-Qualified Plan. The AMR Non-Qualified Plan supplements the AMR Retirement Benefit Plan and the AMR SuperSaver Plan for AMR’s named executive officers because their compensation exceeds the maximum recognizable compensation limit allowed under the Code.

The AMR Non-Qualified Plan has two components: (i) a defined benefit component for Mr. Horton, Mr. Garton, Ms. Goren, Mr. Kennedy, and other eligible officers who participated in the AMR Retirement Benefit Plan before it was frozen, and (ii) a defined contribution component for the named executive and other officers who participate in the AMR SuperSaver Plan. Mr. Ream is not entitled to a benefit under the defined benefit component of the AMR Non-Qualified Plan. The defined contribution component is discussed below under “2012 Nonqualified Deferred Compensation Table” and the accompanying narrative.

Under the defined benefit component, eligibility requirements and the formulas used to calculate benefits are generally the same as those under the AMR Retirement Benefit Plan. However, under the AMR Non-Qualified Plan, benefit calculations for the named executive officers also include: (i) the average of the four highest short-term incentive payments made since 1985, (ii) any additional years of credited service that may have been granted to the named executive officer, and (iii) the average of the four highest performance return payments made since 1989. “Performance return payments” are dividend equivalent payments AMR made between 1989 and 1999 on outstanding career equity shares. Performance return payments were calculated using: (a) the number of shares granted, (b) the grant price, (c) individual performance, and (d) a rolling three-year return on investment. Income received from long-term incentive compensation payments (such as stock option/SAR exercises, and performance share, deferred share, and career performance share payments) is not used to calculate benefits in the AMR Non-Qualified Plan. In addition, AMR granted additional years of credited service for Mr. Horton and as reflected in the footnotes to the “2012 Pension Benefits Table” above.

Prior to the commencement of the Chapter 11 Cases, benefits payable under the defined benefit component of the AMR Non-Qualified Plan were periodically funded in a trust to give AMR Non-Qualified Plan participants a certainty of payment of their plan benefits that is comparable to that offered by the AMR Retirement Benefit

Plan and AMR SuperSaver Plan. Payments to the trust result in taxable income to the participants. As they are participants in the AMR Non-Qualified Plan, the “2012 Pension Benefits Table” above reflects amounts the named executive officers accrued under the AMR Non-Qualified Plan (whether or not funded under the trust). No contributions to the trust under the Non-Qualified Plan were made in 2012 or at any time following the commencement of the Chapter 11 Cases.

As of December 31, 2012, Mr. Kennedy and Mr. Garton were eligible for early retirement under both the AMR Retirement Benefit Plan and the AMR Non-Qualified Plan, but as described above, their benefits would be reduced 3% for each year their respective retirement age precedes age 60.

As with the AMR Retirement Benefit Plan, all benefit accruals under the defined benefit portion of the AMR Non-Qualified Plan were frozen as of October 31, 2012.

Present Value Calculations. The values of accrued benefits under the AMR Retirement Benefit Plan are determined using a 4.2% interest rate and the sex-distinct RP2000 Mortality Tables projected to 2020. The lump sums payable under the AMR Non-Qualified Plan are calculated using the December 2012 segment rates and the unisex mortality table prescribed by the IRS in the Pension Protection Act of 2006. Retirement benefits for both plans are then discounted to December 31, 2012 using an interest-only discount of 4.2%. At December 31, 2011, the same assumptions were used, except that the lump sums under the AMR Non-Qualified Plan were calculated using December 2011 segment rates and the values of accrued benefits under both plans were calculated using a 5.2% interest rate. The present value is the amount today that, with fixed interest earned over time, will equal the employees’ accrued retirement benefit at retirement. The present values generally assume retirement at age 60, which is the age when unreduced benefits may be available. Mr. Horton will be eligible to receive an unreduced AMR Non-Qualified Plan benefit when he reaches age 56.

2012 Nonqualified Deferred Compensation Table

The following table provides information with respect to the nonqualified deferred compensation earned by AMR’s named executive officers for 2012.

Name	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year ($)		Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions in Last Fiscal Year ($)	Aggregate Balance at December 31, 2012 ($)
Horton	0	0		0	0	0
Goren	0	0		0	0	0
Garton	0	0		0	0	0
Kennedy	0	0		0	0	0
Ream	0	14,423	(a)	89	0	29,765

(a)	This company matching contribution amount is also reflected in the “All Other Compensation” column of the “Fiscal Year 2010, 2011, and 2012 Summary Compensation Table” on page 260.

Discussion regarding 2012 Nonqualified Deferred Compensation Table

AMR maintains the AMR SuperSaver Plan, a tax-qualified defined contribution plan, to help its named executive officers and other eligible employees plan for their retirement. All regular full-time and part-time employees on the U.S. payroll are eligible to participate in the AMR SuperSaver Plan. Under that plan, AMR matches eligible employee contributions to the plan dollar-for-dollar, up to 5.5% of eligible earnings. Following the freeze of benefit accruals under the AMR Retirement Benefit Plan on October 31, 2012, AMR began to make these matching contributions to the accounts of all eligible employees (including all of its named executive officers) under the AMR SuperSaver Plan. The AMR SuperSaver Plan allows employees to select the investment options for their distributions from a variety of third-party managed investment funds.

The AMR Non-Qualified Plan supplements the AMR SuperSaver Plan for AMR’s named executive officers because their compensation exceeds the maximum recognizable compensation limit allowed under the Code. After one year of service, an officer is eligible for matching contributions to the defined contribution component of the AMR Non-Qualified Plan. While there is no annual limit on the size of the matching contributions under the AMR Non-Qualified Plan, employee contributions to the AMR Non-Qualified Plan are not permitted. Contributions vest after three years of service, and participants are entitled to a distribution of their accounts upon a separation from AMR. Investment elections for the AMR Non-Qualified Plan mirror the AMR SuperSaver Plan investment options available to all participating employees, and the investment elections by each named executive officer in the AMR SuperSaver Plan are used in the AMR Non-Qualified Plan.

Post-Employment Compensation. This section describes the payments, benefits, and perquisites AMR may provide to its named executive officers following termination of their employment. Except as otherwise stated below, these are in addition to the payments, benefits, and perquisites that AMR generally provides to all of its salaried employees following termination of their employment. The information provided below does not fully take into account the impact of the Chapter 11 Cases.

•

Retirement. AMR provides retirement benefits to its employees (including its named executive officers) who retire after they reach normal retirement age or meet the requirements for early retirement. As described in “Discussion regarding 2012 Pension Benefits Table” above, Mr. Kennedy and Mr. Garton are eligible for early retirement under AMR’s pension plans, but their benefits would be reduced 3% for each year they retire before age 60.

In addition, upon normal retirement at age 65 or early retirement at age 60 or 55, AMR’s long-term incentive plans generally require pro-rata payments of stock awards granted under those plans. Under those plans, Mr. Garton and Mr. Kennedy were eligible for stock awards due to retirement as of December 31, 2012. Since Mr. Horton and Ms. Goren were not age 55 or older as of December 31, 2012, and Mr. Ream was not age 60 as of the date, they were not eligible for any stock award payments as of that date due to retirement. This does not fully take into account the impact of the Chapter 11 Cases.

Upon retirement, AMR will also continue to provide to each named executive officer, his or her spouse or companion, and any dependent children the flight perquisite AMR provided to them during employment. Mr. Kennedy and Mr. Ream vested in this perquisite when they reached age 55, and under a policy AMR discontinued for officers elected after 1996, AMR will provide this perquisite to Mr. Horton and Mr. Garton upon retirement or any other termination of their employment. In January 2011, however, AMR discontinued a policy that would have reimbursed some named executive officers for taxes and fees associated with their flight. The estimated aggregate incremental cost to AMR of providing the air travel perquisites to each named executive officer is listed under their names in the table below under “Voluntary Separation.” In addition, AMR will provide lifetime Admirals Club® memberships to each named executive officer and his or her spouse or companion, at no incremental cost to AMR.

•

Voluntary Separation and Termination for Cause. In the event that a named executive officer resigns or voluntarily terminates his or her employment (other than a normal or early retirement), or AMR terminates his or her employment for cause, under AMR’s equity plans the named executive officer will forfeit all outstanding stock-based awards. For these purposes, “for cause” means a felony conviction, failure to contest prosecution of a felony, or willful misconduct or dishonesty of a named executive officer that is directly and materially harmful to AMR’s business or reputation. In addition, AMR will discontinue his or her salary, perquisites, and benefits, except as provided below. As described above under “Retirement,” if vested in the AMR Retirement Benefit Plan and AMR Non-Qualified Plan, he or she is also entitled to the benefits under those plans. Mr. Garton and Mr. Kennedy were eligible for benefits under those plans as of December 31, 2012. As stated above, however, this does not fully take into account the impact of the Chapter 11 Cases. Assuming a separation of service as of December 31, 2012, under AMR’s plans and policies AMR would also continue to provide Mr. Horton, Mr. Garton, Mr. Kennedy, and Mr. Ream the flight perquisite it provided during their employment.

•

Involuntary Termination Other Than for Cause. Under AMR’s current practices and policies for all salaried U.S.-based employees, if AMR terminates a named executive officer’s employment other than for cause, he or she would receive up to one year’s annual salary (based on the officer’s years of service with AMR). In addition, under AMR’s long-term incentive plans, performance shares, and deferred shares would vest on a pro-rata basis as if the named executive officer had instead retired on the date of termination. The named executive officer would immediately forfeit all unvested stock options and SARs and would have 90 days to exercise vested stock options and SARs. Career equity awards previously awarded would immediately vest (at a rate of 10% per year for each year of service following the date of grant), and would become payable following the separation. This does not fully take into account the impact of the Chapter 11 Cases.

•

Termination Due to Death or Disability. According to the terms of AMR’s long-term incentive plans, upon the death or disability of a named executive officer, all of his or her outstanding performance shares and deferred shares would vest on a pro-rata basis. Their stock options and SARs would continue to be exercisable. All outstanding career equity awards would vest at a rate of 20% per year for each year of service following the date of grant and would become payable. In the event of death, his or her unvested stock options and SARs would immediately vest, and AMR would continue to provide to his or her surviving spouse and dependent children the flight perquisite AMR provided during employment. This does not fully take into account the impact of the commencement of the Chapter 11 Cases.

The following table quantifies the severance payments, long-term incentives, and flight perquisites each named executive officer would have received had there been a termination of his or her employment on December 31, 2012 in the situations described above. As of December 31, 2012, Mr. Kennedy and Mr. Garton were eligible for early retirement. None of the other named executive officers were eligible for retirement as of that date. For further details regarding payments to AMR’s named executive officers upon a change in control, please see the section entitled “AMR’s Compensation Discussion and Analysis—Change In Control” beginning on page 272. In calculating the amounts in the table, AMR used a stock price of $0.80 per share, which was the closing price of AMR’s common stock on December 31, 2012. The amounts shown have not been reduced for the possibility that the benefits will not be paid in full as a result of the commencement of the Chapter 11 Cases.

Name		Retirement ($)	Voluntary Separation ($)	Death ($)	Disability ($)	Termination Other Than For Cause ($)
Horton	Cash Severance Benefits	—	—	—	—	618,135
	Long-Term Incentives	—	0	231,814	231,814	309,656
	Pension Benefits (a)	0	5,503,296	5,503,296	5,503,296	5,503,296
	Flight Privileges (b)	6,540	6,540	6,540	6,540	6,540

	Total	6,540	5,509,836	5,741,650	5,741,650	6,437,627

Goren	Cash Severance Benefits	—	—	—	—	540,385
	Long-Term Incentives	—	0	124,804	124,804	124,804
	Pension Benefits (a)	0	2,917,275	2,917,275	2,917,275	2,917,275
	Flight Privileges (b)	5,789	5,789	6,594	6,594	6,594

	Total	5,789	2,923,064	3,048,673	3,048,673	3,589,058

Garton	Cash Severance Benefits	—	—	—	—	530,479
	Long-Term Incentives	246,958	0	257,509	257,509	257,509
	Pension Benefits (a)	6,541,364	6,541,364	6,541,364	6,541,364	6,541,364
	Flight Privileges (b)	6,094	6,094	6,094	6,094	6,094

	Total	6,794,416	6,547,458	6,804,967	6,804,967	7,335,446

Name		Retirement ($)	Voluntary Separation ($)	Death ($)	Disability ($)	Termination Other Than For Cause ($)

Kennedy	Cash Severance Benefits	—	—	—	—	522,000
	Long-Term Incentives	139,394	0	141,868	141,868	141,868
	Pension Benefits (a)	4,691,311	4,691,311	4,691,311	4,691,311	4,691,311
	Flight Privileges (b)	5,851	5,851	5,851	5,851	5,851

	Total	4,836,556	4,697,162	4,839,030	4,839,030	5,361,030

Ream	Cash Severance Benefits	0	0	0	0	438,308
	Long-Term Incentives	0	0	164,040	164,040	164,040
	Pension Benefits (a)	0	74,412	74,412	74,412	74,412
	Flight Privileges (b)	5,935	5,935	5,935	5,935	5,935

	Total	5,935	80,347	244,387	244,387	682,695

(a)	The amounts for Mr. Horton, Ms. Goren, and Mr. Ream are also reported in the “2012 Pension Benefits Table” on page 259 and are paid at retirement age. The amounts for Mr. Garton and Mr. Kennedy are based on early retirement at December 31, 2012.
(b)	These amounts are based on figures that include the estimated average aggregate incremental cost to AMR of providing the flight perquisite described above to its named executive officers generally in 2012. For each named executive officer, AMR estimated these costs by using the average of the estimated annual incremental cost to AMR of providing their air travel for the number of years of the named executive officer’s projected life expectancy (according to the mortality tables AMR used to determine the present value of his or her retirement benefits in the “2012 Pension Benefits Table” on page 259).

Change In Control

If there is a change in control of AMR, its named executive officers are entitled to benefits under its long-term incentive plans and the AMR Non-Qualified Plan described below. AMR’s named executive officers were also entitled to benefits under the AMR Existing Severance Agreements. However, in connection with the Merger Agreement, AMR agreed to enter into AMR Merger Severance Agreements with each of its named executive officers, each of which is subject to and contingent upon the Closing, and each named executive officer will waive his or her rights under the AMR Existing Severance Agreements. The description below pertains to the rights and benefits under the AMR Existing Severance Agreements only as of December 31, 2012. See the section entitled “AMR’s Compensation Discussion and Analysis—The Primary Components of AMR’s Compensation Program—Merger Agreement” beginning on page 249 for a description of the AMR Merger Severance Agreements that AMR will enter into with its named executive officers prior to the Merger. The information provided below does not fully take into account the impact of the Chapter 11 Cases, including statutory limits on the amount of severance pay the named executive officers can receive during the course of the Chapter 11 Cases.

Under the terms of AMR’s long-term incentive plans, the AMR Non-Qualified Plan, and the AMR Existing Severance Agreements, a change in control of AMR is deemed to occur if: (i) over a 12-month period, a third party or group acquires beneficial ownership of 30% or more of its common stock, or the members of its board of directors (or their approved successors) no longer constitute a majority of the board; or (ii) its stockholders approve a complete liquidation or dissolution of AMR. Also, a reorganization, merger, or consolidation, or a sale or other disposition of all of AMR’s assets, is considered a change in control of AMR unless: (a) AMR’s stockholders prior to the transaction hold at least 50% of the voting securities of the successor company, (b) no one person owns more than 30% of the successor company, and (c) the members of its board of directors prior to the transaction constitute at least a majority of the board of the successor company. The event must also meet the change in control requirements of Section 409A of the Code. The Merger does not constitute a change in control for purposes of these plans or agreements.

Under the terms of AMR’s long-term incentive plans and agreements, following a change in control all outstanding stock options and SARs become immediately exercisable, all outstanding career equity and deferred shares vest, and all performance shares vest and will be paid at target levels (or 100%) of the original award. Each named executive officer will also receive a payment under the AMR Non-Qualified Plan equal to the present value of the accrued annual retirement benefit to be paid to him or her under that plan.

As described under the section entitled “AMR’s Compensation Discussion and Analysis—The Primary Components of AMR’s Compensation Program—Post-Employment and Change in Control Benefits” beginning on page 255, the AMR Existing Severance Agreements had a double trigger. Termination benefits under those agreements were therefore payable to a named executive officer in the event of a change of control only if: (i) within two years following a change in control, AMR (or a successor) terminated the named executive officer’s employment for any reason (other than his or her death, disability, felony conviction, or willful misconduct or dishonesty that materially harmed AMR’s business or reputation); (ii) within two years following a change in control, the named executive officer terminated his or her employment for good reason; (iii) the named executive officer terminated his or her employment for any reason during the 30 days following the first anniversary of the change in control; or (iv) the named executive officer’s employment was terminated following the commencement of change in control discussions and the change of control occurred within 180 days after the termination. Mr. Ream and Ms. Goren were only entitled to the termination benefits described above if his or her employment was terminated under clause (i), (ii), or (iv). For purposes of these agreements, “good reason” included any of the following after the change in control: (a) failure to maintain the executive in a substantially equivalent position; (b) a significant adverse change in the nature or scope of his or her position; (c) a reduction in his or her salary or incentive compensation target, or a reduction of his or her benefits; (d) a change in the executive’s employment circumstances, such as a change in responsibilities that hindered the executive’s ability to perform his or her duties; (e) the successor company breached the agreement or did not assume AMR’s obligations under such agreement; or (f) AMR relocated its headquarters or required the person to relocate more than 50 miles from AMR’s current location.

Under the AMR Existing Severance Agreements, if there was a change in control and termination of his or her employment in the situations described above, the named executive officer would have been entitled to the following additional benefits:

•

AMR would have paid a cash payment of three times (or two times in the case of each of Mr. Horton, Ms. Goren, and Mr. Ream) the sum of his or her annual base salary and the target annual award paid under AMR’s incentive compensation plan (or the largest incentive award paid under that plan during the prior three years, if greater);

•

For three years following the termination of employment (or two years for Ms. Goren and Mr. Ream), AMR would have provided all perquisites and benefits provided to him or her prior to the change in control, including health and welfare, insurance, and other perquisites and benefits described above;

•	AMR would have provided a one-time reimbursement for relocation expenses and outplacement services;

•

AMR would have provided the named executive officer, his or her spouse or companion and any dependent children unlimited personal flight privileges on American or American Eagle in any available class of service until age 55 (at age 55, AMR would provide the flight perquisite it would have provided during their employment);

•

Except for Ms. Goren and Mr. Ream, AMR would have reimbursed the named executive officer for any excise taxes payable under Sections 280G and 4999 of the Code as a result and any federal income, employment, or excise taxes payable on the excise tax reimbursement;

•

AMR would have treated the named executive officer as fully vested in his or her currently accrued benefits under the AMR Retirement Benefit Plan and the AMR Non-Qualified Plan. AMR would have calculated benefits under the plans as though his or her compensation rate equaled the sum of his or her base pay and incentive pay and credited the executive with three additional years of service; and

•	AMR would have paid the named executive officer’s legal fees if there was a disagreement related to the agreement, and it would have established a trust to assure payment.

As stated above, however, the named executive officers will waive their rights under the AMR Existing Severance Agreements, so none of the benefits described above and in the table below will be paid to them. Also, the above benefits description does not fully take into account the impact of the Chapter 11 Cases, including statutory limits on the amount of allowed severance pay.

The following table lists the estimated payments and values that would have been due to each named executive officer serving on that date had a change in control occurred on December 31, 2012 and the named executive officer’s employment was terminated on that date. The amounts shown in the following table have not been reduced for the possibility that the benefits would not be paid in full as a result of the Chapter 11 Cases.

Name	Cash Severance ($)	Value of Stock Option/ SARs Vesting ($)	Value of Vesting of Non- Performance- Based Stock Awards ($)	Value of Vesting of Performance- Based Stock Awards ($)	Value of Additional Pension Benefits ($)	Outplacement, Relocation, and Continuing Perquisites and Benefits ($)	Flight Privileges ($)	Gross-up Payment for 280G Excise Taxes ($)	Total Change in Control Benefits ($)
Horton	2,967,048	0	241,280	235,480	7,364,305	438,107	0	4,085,917	15,332,137
Goren	1,891,348	0	122,544	105,360	3,356,876	383,160	859	0	5,860,147
Garton	3,310,182	0	268,872	164,560	2,299,888	423,486	0	2,345,920	8,812,908
Kennedy	2,740,500	0	139,608	105,360	3,188,500	423,473	0	2,566,211	9,163,652
Ream	1,994,300	0	147,840	93,720	0	342,616	0	0	2,578,476

In the above table, AMR based the stock values on a price of $0.80 per share, which was the closing price of its common stock on December 31, 2012. The value of the additional pension benefits estimated in the table was determined using the same actuarial assumptions and mortality tables used to determine the present value of retirement benefits shown in the “2012 Pension Benefits Table” on page 266. These figures assume all payments are made at the time provided under Section 409A of the Code. For the flight perquisite, since Mr. Horton, Mr. Garton, Mr. Kennedy, and Mr. Ream vested in this perquisite as of December 31, 2012 (regardless of whether a change in control has occurred), the aggregate incremental cost of this perquisite for them is reflected in the table in “Post-Employment Compensation” above. Since Ms. Goren is not entitled to the flight perquisite under AMR’s retirement policies until age 55, this table includes the estimate of the aggregate incremental cost to AMR for the flight perquisite she would receive under the agreement until her 55th birthday. AMR estimated the costs for Ms. Goren by using the average of the estimated annual incremental cost to AMR of providing this flight perquisite to the named executive officers in 2012 for the number of years until she was eligible for the perquisite under AMR’s retirement policies.

Director Compensation

As stated above, AMR and the other Debtors filed voluntary petitions for relief under Chapter 11 on November 29, 2011. The information provided below provides a description of AMR’s historical compensation process, programs, and decisions prior to the commencement of the Chapter 11 Cases and does not fully take their impact into account. The amounts shown below have not been reduced for the possibility that pension and retirement benefits would not be paid as a result of the Chapter 11 Cases.

AMR’s nominating/corporate governance committee reviews annually the overall compensation of the directors in consultation with AMR’s board of directors and with the assistance of its management. In doing so, the committee retained Meridian to assist the committee. AMR’s board of directors approves any changes to director compensation. There were no changes to AMR’s director compensation program in 2012 due to the commencement of the Chapter 11 Cases.

The following is a description of AMR’s director compensation program for 2012. Mr. Horton did not receive any compensation as a director or as chairman of the board because AMR compensated him instead as an employee. AMR describes his compensation in the section entitled “AMR’s Compensation Discussion and Analysis—Executive Compensation—Fiscal Year 2010, 2011, and 2012 Summary Compensation Table” on page 260 and accompanying text.

Elements of Director Compensation

Retainers/Fees. For 2012, the compensation for AMR’s non-employee directors included:

•	an annual retainer of $20,000 for service on its board;

•	an additional annual retainer of $3,000 for service as lead director or for service on one or more of its board’s standing committees; and

•	$1,000 for participating in a regular or special board or committee meeting (the maximum payment for meeting participation is $1,000 per day).

Annual Grants of Deferred Units. Each non-employee director is entitled to an annual award of 2,610 deferred units each July under the terms of the AMR 2004 Directors Unit Incentive Plan. However, AMR did not make any such award in 2012 due to the continuing Chapter 11 Cases.

As described below under “Pension and Other Retirement Benefits,” non-employee directors elected after May 15, 1996 are not eligible to participate in AMR’s director pension plan. Prior to the commencement of the Chapter 11 Cases, AMR instead provided them an additional annual grant of 710 deferred units, which were paid on the same terms as the annual deferred units described above. AMR did not award any such awards in 2012 due to the continuing Chapter 11 Cases.

Other Compensation. Under AMR’s prepetition director compensation programs, as is common in the airline industry, each non-employee director and his or her spouse or companion and dependent children also received unlimited complimentary personal air travel on American and American Eagle in any available class of service, and AMR reimbursed them for any related taxes. AMR provided membership in its Admirals Club® airport lounges and all of the benefits and privileges American gives to its best frequent flyers, including class of service upgrade credits, travel assistance, and fee waivers. AMR also reimbursed them for their expenses incurred in attending AMR’s meetings. AMR provided other perquisites and personal benefits, which are described in footnote (e) to the “Director Compensation Table For Fiscal Year 2012” below.

Pension and Other Retirement Benefits. Under AMR’s prepetition director compensation programs, each non-employee director elected to the board before May 15, 1996 and who serves on the board until age 62 is entitled to a pension benefit of $20,000 per year. The benefit is paid until the death of the director and the director’s spouse. Upon retirement, Mr. Codina and Mrs. Korologos are eligible to receive this benefit, although it is not known if the pension will be impacted by the Chapter 11 Cases.

Under AMR’s prepetition programs, each director is also entitled to the Admirals Club® membership, frequent flyer benefits, complimentary air travel, and tax reimbursements described above following the non-employee director’s retirement. For each non-employee director who has served on AMR’s board of directors for at least ten years and retires at or following age 70, AMR continues to provide the complimentary air travel until the death of the director and his or her spouse. For directors who either do not serve until age 70 or do not serve for at least ten years, AMR continues to provide the complimentary air travel for the number of years the director served on its board of directors. If the Bankruptcy Court approves the Merger Agreement, under the terms of the agreement, at Closing each current non-employee director will be entitled to unlimited complimentary flight privileges until the later of the death of the director or such director’s spouse or life partner. Like members of the US Airways Group board of directors, they also would receive 12 round-trip or 24 one-way passes each year for free transportation on American and US Airways that they may distribute to non-eligible family and non-family members.

Stock Ownership Guidelines

Effective March 2011, AMR’s board of directors adopted stock ownership guidelines for AMR’s directors. Due to the Chapter 11 Cases, AMR’s board of directors has suspended compliance with these guidelines.

Director Compensation Table for Fiscal Year 2012

The following table contains information regarding compensation paid to AMR’s non-employee directors in 2012. The table does not fully take into account the impact of the Chapter 11 Cases.

Name	Fees Earned or Paid in Cash(a) ($)	Stock Awards(b) ($)	Option Awards(c) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(d) ($)	All Other Compensation(e) ($)	Total ($)
John W. Bachmann	48,000	0	0	0	0	1644	49,644
Stephen M. Bennett	46,000	0	0	0	0	892	46,892
Armando M. Codina	49,000	0	0	0	39,346	771	89,117
Alberto Ibargüen	46,000	0	0	0	0	1542	47,542
Ann M. Korologos	46,000	0	0	0	32,920	1453	80,373
Michael A. Miles	46,000	0	0	0	0	795	46,795
Philip J. Purcell	48,000	0	0	0	0	686	48,686
Ray M. Robinson	50,000	0	0	0	0	1788	51,788
Judith Rodin	42,000	0	0	0	0	7887	49,887
Matthew K. Rose	47,000	0	0	0	0	419	42,419
Roger T. Staubach	47,000	0	0	0	0	951	47,951

(a)	The amounts represent the aggregate dollar amount of all fees the directors earned or were paid in 2012 for service as a director, including annual retainer, committee, meeting, and lead director fees.
(b)	As a result of the Chapter 11 Cases, AMR did not grant any stock awards to its directors in 2012.

The chart below reflects the aggregate number of outstanding stock-based compensation awards each director held as of December 31, 2012. The table does not take into account the impact of the commencement of the Chapter 11 Cases.

Name	1994 Directors Stock Incentive Plan Shares (#)	2004 Directors Unit Incentive Plan Units (#)	Directors Fees Deferred Units (#)
Bachmann	4,266	25,373	43,982
Bennett	0	3,320	0
Codina	12,322	19,692	49,839
Ibargüen	0	13,280	25,705
Korologos	13,270	19,692	22,113
Miles	6,399	25,373	22,865
Purcell	8,532	25,373	29,433
Robinson	0	19,920	12,397
Rodin	12,798	25,373	13,692
Rose	0	23,240	17,918
Staubach	4,266	25,373	29,009

(c)	Prior to 2006, AMR granted directors SARs under the 1999 directors’ stock appreciation rights plan. As of December 31, 2012, the aggregate number of outstanding SARs each director held was as follows: Mr. Bachmann (2,370), Mr. Bennett (0), Mr. Codina (2,370), Mr. Ibargüen (0), Mrs. Korologos (2,370), Mr. Miles (2,370), Mr. Purcell (2,370), Mr. Robinson (0), Dr. Rodin (2,370), Mr. Rose (0), and Mr. Staubach (2,370). AMR did not grant SARs to any directors in 2012.
(d)

Since Mr. Codina and Mrs. Korologos were elected prior to May 15, 1996, each is entitled to receive a pension benefit of $20,000 per year from the date of retirement until the later of the death of the director or his or her spouse. The present value of their accumulated retirement benefits increased from December 31, 2011 to December 31, 2012 because the discount rate decreased from 5.20% at December 31, 2011 to 4.20% at December 31, 2012. The amounts have not been reduced for the possibility that the benefits will not be paid in full as a result of the Chapter 11 Cases.
(e)	Amounts shown include: (i) the estimated aggregate incremental cost to AMR of the complimentary personal air travel on American and American Eagle that AMR provided to the directors and their respective family members in 2012 and (ii) the dollar value of insurance premiums AMR paid in 2012 for a $50,000 life insurance policy for the benefit of each director. The amounts also include the following tax reimbursements that AMR paid to its directors in 2012 for complimentary air travel AMR provided them in 2011: Mr. Bachmann ($93), Mr. Ibargüen ($180), Mr. Robinson ($890), and Dr. Rodin ($5,834). AMR also provided to some of its non-employee directors access to events or venues sponsored by AMR, at no incremental cost.

Compensation Risk Assessment

AMR assessed whether its employee compensation policies and practices create risks that are reasonably likely to have a material adverse impact on it. In doing so, AMR considered that its executive compensation programs were designed with what it believed was an appropriate focus on both its short-term and long-term performance. AMR also considered risk mitigation elements of these programs. For example, its incentive plans were tied to broad measures of its performance that cannot be directly influenced by individual employees, such as pre-tax earnings and stockholder return. Also, AMR’s short-term incentive awards were capped, and its long-term awards vested over periods of three to five years. AMR has also adopted a recoupment policy (described in the section entitled “AMR’s Compensation Discussion and Analysis—The Primary Components of AMR’s Compensation Program—Recoupment Policy” beginning on page 258). The results of that assessment were that AMR’s employee compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on AMR. With the assistance of its consultants, its chief executive officer, and its senior vice president of human resources, AMR discussed the assessment’s findings with its compensation committee.

Merger-Related Compensation

In connection with AMR’s reorganization, AMR has entered into a letter agreement with Mr. Horton, the terms of which are described in the section entitled “The Merger—Horton Letter Agreement” beginning on page 115. The Merger Agreement contemplates AMR entering into the AMR Merger Severance Agreements with, and awarding the AMR Alignment Awards and the 2013 Equity Awards to, each AMR named executive officer in the chart below prior to the Closing Date. These arrangements are subject to and conditioned upon the Closing and confirmation of the Plan. For a detailed description of the AMR Merger Severance Agreements, the AMR Alignment Awards and the 2013 Equity Awards, see the section entitled “AMR’s Compensation Discussion and Analysis—The Primary Components of AMR’s Compensation Program—Merger Agreement” beginning on page 256.

The amounts indicated below are estimates assuming a Closing Date of May 24, 2013.

Name	Cash(a) ($)	Equity(b) ($)	Pension/ NQDC ($)	Perquisites/ Benefits(c) ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Isabella D. Goren	3,339,582	1,659,556	—	33,923	—	—	5,033,061
Gary F. Kennedy	3,225,960	2,052,889	—	33,222	—	—	5,312,071
Daniel P. Garton	3,278,352	2,052,889	—	33,222	—	—	5,364,463
James B. Ream	3,521,364	2,052,889	—	19,290	—	—	5,593,543

(a)	Pursuant to the terms of the AMR Merger Severance Agreements, cash payments would be payable in a lump sum upon a termination by the executive for good reason, or by AMR or American for any reason other than misconduct or disability, in each case within 24 months following the Closing, subject to the executive’s execution of a general release (a “Qualifying Termination”).

In such an event, the named executive officer would be entitled to receive (i) a cash payment equal to two times the executive’s then-current annual base salary, (ii) a payment equal to 200% of the executive’s then-current target bonus under AMR’s annual incentive program for the year of such termination, and (iii) a payment equal to 200% of the target long-term incentive award that would be payable to a similarly- situated US Airways manager under an applicable long-term incentive compensation program.

The following table quantifies each separate form of compensation included in the aggregate total reported in the column “Cash” above:

Name	Base Salary Payment ($)	Annual Bonus Payment ($)	LTIP Payment ($)
Isabella D. Goren	1,113,194	1,113,194	1,113,194
Gary F. Kennedy	1,075,320	1,075,320	1,075,320
Daniel P. Garton	1,092,784	1,092,784	1,092,784
James B. Ream	1,173,788	1,173,788	1,173,788

(b)	The amount reflected for each named executive officer is the aggregate dollar value of all stock awards for which vesting would be accelerated as a consequence of a Qualifying Termination in connection with the Merger. Under the AMR Merger Severance Agreements, upon a Qualifying Termination the named executive officer would be entitled to accelerated vesting of the executive’s unvested AMR Alignment Awards and a pro rata portion of the unvested 2013 Equity Award. The table does not include one-third of the AMR Alignment Awards that vest on the Closing Date without regard to termination and relate to services rendered prior to the Closing Date.
(c)	Under the AMR Merger Severance Agreements, upon a Qualifying Termination the named executive officer would be entitled to receive a payment equal to the value of 24 months of COBRA continuation coverage premiums for healthcare benefits for the executive and eligible dependents. In addition, upon a Qualifying Termination the named executive officer would be entitled to receive positive space travel privileges for the executive and his/her dependents for the life of the executive. The table below includes these flight perquisites for Ms. Goren only because she has not yet attained age 55 and, therefore, is not yet otherwise eligible for such perquisites under AMR’s retirement policies. AMR estimated the costs for Ms. Goren by using the average of the estimated annual incremental cost to AMR of providing this flight perquisite to the named executive officers in 2012 for the number of years until she was eligible for the perquisite under AMR’s retirement policies.

The following table quantifies each separate perquisite included in the aggregate total reported in the column “Perquisites/Benefits” above:

Name	Continued Healthcare Coverage ($)	Positive Space Travel ($)
Isabella D. Goren	33,222	701
Gary F. Kennedy	33,222	—
Daniel P. Garton	33,222	—
James B. Ream	19,290	—

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	11,270,062	$8.75	—
Equity compensation plans not approved by security holders	12,679,356	$5.55	1,353,521

Total	23,949,418	$7.06	1,353,521

See Note 10 to the AMR 2012 consolidated financial statements for additional information regarding the equity compensation plans included above.

Securities Owned by Directors and Executive Officers of AMR

The following table lists (as of May 24, 2013) the number and percentage of shares of AMR’s common stock beneficially owned by its directors, its named executive officers, and its directors and executive officers as a group. The number and percentage of shares of common stock beneficially owned is determined under the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. To AMR’s knowledge, and except as indicated in the footnotes to this table, each person named in the table has sole voting and investment power with respect to the shares opposite such person’s name, and none of the individuals below has pledged any shares of AMR’s common stock. The address for each individual listed below is c/o P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, TX 75261-9616.

Name	AMR Common Stock(a), (b)(c) (#)	Percent of Class (%)
John W. Bachmann	26,500	*
Stephen M. Bennett	20,000	*
Armando M. Codina	1,000	*
Alberto Ibargüen	9,000	*
Ann M. Korologos	7,800	*
Michael A. Miles	15,000	*
Philip J. Purcell	10,000	*
Ray M. Robinson	3,000	*
Judith Rodin	1,000	*
Matthew K. Rose	1,000	*
Roger T. Staubach	5,000	*
Thomas W. Horton	989,948	*
Isabella D. Goren	448,740	*
Daniel P. Garton	767,561	*
Gary F. Kennedy	465,150	*
James B. Ream	301,590	*

Directors and executive officers as a group (15 persons)	3,072,289	*

*	Less than 1%
(a)	This column includes the following shares of common stock that may be acquired under stock options and SARs that are exercisable within 60 days of May 24, 2013: 498,150 shares for Mr. Horton; 240,220 shares for Ms. Goren; 399,080 shares for Mr. Garton; 263,720 shares for Mr. Kennedy; and 108,890 shares for Mr. Ream.
(b)	See the section entitled “AMR’s Compensation Discussion and Analysis—Executive Compensation—Outstanding Equity Awards at 2012 Fiscal Year-End Table” beginning on page 264 for other outstanding equity awards held by AMR’s named executive officers that are not included in this table.
(c)	Upon the confirmation of the Plan, directors and officers of AMR who hold equity securities of AMR will have their existing equity securities of AMR eliminated and will otherwise be treated in the same manner as all other equity holders in accordance with the Plan.

Securities Owned by Certain Beneficial Owners

The following table presents information known to AMR about the beneficial ownership of its common stock as of May 24, 2013, by all persons and entities that beneficially own more than 5% of its outstanding common stock based on reports they filed with the SEC. The percentage is based upon the shares of AMR’s common stock beneficially owned by each such entity according to those reports and the shares of its common stock outstanding on May 24, 2013.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)	Percent of Class (%)
None

Director Independence and Transactions with Related Persons

Director Independence

AMR’s board of directors has determined that each director, other than Mr. Horton, is independent as defined by the NYSE listing standards and the AMR board’s governance policies. As an employee, Mr. Horton is not considered independent under the NYSE rules and the AMR’s board governance policies.

The board of directors of AMR has standing audit, compensation, diversity, and nominating/corporate governance committees. All members of the audit committee are independent under SEC and NYSE rules and the board’s governance policies. All members of AMR’s compensation, diversity, and nominating/corporate governance committees are also independent under NYSE rules and AMR’s board governance policies. Although AMR’s securities were delisted from the NYSE, AMR continues to determine the independence of directors under the NYSE listing standards. No member of its audit, compensation, diversity, or nominating/corporate governance committees is a current or former employee or officer of AMR or any of its affiliates. A copy of the governance policies of AMR’s board of directors is available on the Investor Relations section of AMR’s website located at www.aa.com/investorrelations by clicking on the “Corporate Governance” link.

In making these determinations, AMR’s board of directors considered information provided by the directors, information from AMR’s records, and advice from counsel.

Transactions with Related Persons

AMR’s board of directors has adopted a written policy for the review, approval, or ratification of related party transactions. Under AMR’s policy, a related party transaction is defined as a transaction or series of related transactions with AMR totaling $120,000 or more and in which any of its executive officers, directors, director nominees, persons owning five percent or more of AMR’s outstanding common stock, or any of their immediate family members has a direct or indirect material interest. Certain interests and transactions are by their nature not material and are not subject to the policy. AMR’s nominating/corporate governance committee considers related party transactions under the policy with the assistance of AMR’s general counsel and chief compliance officer or corporate secretary. In doing so, the committee considers: (i) the size of the transaction, including the amount of compensation payable to or receivable by the related party; (ii) the nature of the related party’s interest; and (iii) whether the transaction may involve a conflict of interest, among other factors. In 2012, AMR did not report any transactions with related persons.

Principal Accounting Fees and Services

Fees for professional services rendered by AMR’s independent auditors in each of the last two fiscal years, in each of the following categories, including related expenses are:

	2012	2011
	(Amounts in thousands)
Audit Fees	$3,939	$2,551
Audit-Related Fees	1,219	2,445
Tax Fees	77	200
All Other Fees	0	0

Total Fees	$5,235	$5,196

“Audit Fees” are fees for (i) the audit of AMR’s consolidated financial statements; (ii) the audit of internal control over financial reporting; (iii) the review of the interim condensed consolidated financial statements included in quarterly reports; (iv) services that are normally provided by Ernst & Young LLP (“Ernst & Young”) in connection with statutory and regulatory filings or engagements and attest services, except those not required by statute or regulation; and (v) consultations related to financial accounting and reporting standards.

“Audit-Related Fees” are fees for assurance and other services that are reasonably related to the performance of the audit or review of AMR’s consolidated financial statements and are not reported under Audit Fees. These services include (i) employee benefit plan audits; (ii) fees for services provided on proposed transactions; (iii) attest services that are not required by statute or regulation; and (iv) consultations related to financial accounting and reporting standards that do not impact the annual audit.

“Tax Fees” are tax compliance/preparation and other tax services. Tax compliance/preparation consists of fees for professional services related to (i) federal, state, and international tax compliance; (ii) assistance with tax audits and appeals; (iii) expatriate tax services; (iv) assistance related to the impact of mergers, acquisitions, and divestitures on tax return preparation; and (v) miscellaneous tax consulting and planning.

There were no fees for other services not included above.

In selecting Ernst & Young as AMR’s independent auditors for the fiscal year ending December 31, 2012, AMR’s audit committee considered whether services other than audit and audit-related services provided by Ernst & Young are compatible with the firm’s independence.

AMR’s audit committee pre-approves all audit and permissible non-audit services provided by Ernst & Young, including audit services, audit-related services, tax services, and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and includes an anticipated budget. In addition, the committee may also pre-approve particular services on a case-by-case basis. The committee has delegated pre-approval authority to its chairman. Under this delegation, the chairman must report any pre-approval decision by him to the committee. The committee pre-approved all such audit, audit-related, and permissible non-audit services in 2011 and 2012 in accordance with these procedures.

AMR AUDIT COMMITTEE REPORT

The AMR audit committee reviewed and discussed the AMR 2012 audited consolidated financial statements with AMR’s management, AMR’s general auditor, and Ernst & Young. No members of AMR’s management were present during several of the committee’s discussions with Ernst & Young. The committee also met privately with AMR’s general auditor several times in 2012.

The committee has also discussed with Ernst & Young the matters required to be discussed with the audit committee under Statement on Auditing Standards No. 61, “Communication with Audit Committees,” and Rule 2-07 of Regulation S-X, “Communication with Audit Committees.” The committee has received and reviewed the written disclosures and the letter from Ernst & Young required by the applicable requirements of the Public Company Accounting Oversight Board. The committee discussed with Ernst & Young its independence.

In reliance upon the reviews and discussions noted above, the committee recommended to AMR’s board of directors that AMR’s audited consolidated financial statements be included in AMR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

AMR Audit Committee:

John W. Bachmann, Chairman

Alberto Ibargüen

Ray M. Robinson

This report of AMR’s audit committee is not deemed to be “soliciting material” or to be “filed” with the SEC or subject to the SEC’s proxy rules or the liabilities of Section 18 of the Exchange Act, and the report will not be deemed to be incorporated by reference into any prior or subsequent filing by AMR under the Securities Act or the Exchange Act.

PART IV—US AIRWAYS GROUP ANNUAL MEETING PROPOSALS

PROPOSAL 4: ELECTION OF DIRECTORS

The US Airways Group board of directors currently consists of eight members. All directors are also directors of US Airways Group’s principal operating subsidiary, US Airways.

Upon the recommendation of the corporate governance and nominating committee, US Airways Group’s board of directors has nominated Denise M. O’Leary and George M. Philip to serve as directors in Class II. Each nominee is currently a director of US Airways Group.

If re-elected as a director at the 2013 Annual Meeting of Stockholders, each of the nominees would serve a three-year term expiring at the US Airways Group 2016 annual meeting of stockholders and until his or her successor has been duly elected and qualified. If each of these nominees is elected, the board will consist of eight directors divided into three classes as follows: three directors in Class I (terms expiring in 2015), two directors in Class II (terms expiring in 2016), and three directors in Class III (terms expiring in 2014).

If US Airways Group’s stockholders adopt the Merger Agreement, upon the Closing, US Airways Group will become a wholly-owned subsidiary of AAG, and the members of US Airways Group’s board of directors will be replaced. See the section entitled “The Merger Agreement—Post-Merger Governing Documents, Directors and Officers, Corporate Name, and Headquarters” beginning on page 117 for a detailed description of the composition of the AAG board upon the Closing.

Each of the nominees has consented to serve another term as a director, if re-elected. If any of the nominees should be unavailable to serve for any reason (which is not anticipated), the board of directors may designate a substitute nominee or nominees (in which event the persons named on the proxy card will vote the shares represented by all valid proxies for the election of the substitute nominee or nominees), or allow the vacancies to remain open until a suitable candidate or candidates are located.

The US Airways Group board of directors unanimously recommends that the stockholders vote “FOR” the proposal to re-elect Denise M. O’Leary and George M. Philip to serve as directors of US Airways Group in Class II for a three-year term expiring at the US Airways Group 2016 annual meeting of stockholders and until their successors have been duly elected and qualified.

Directors and Director Nominees

The following table lists US Airways Group’s director nominees and continuing directors as of May 24, 2013, including their ages, their class, and any committees of the US Airways Group board of directors on which they serve.

Name	Age	Class	Committee Service
Denise M. O’Leary	55	II	audit and compensation and human resources committees
George M. Philip	65	II	audit and corporate governance and nominating committees
W. Douglas Parker	51	III	labor committee
Bruce R. Lakefield	69	III	finance and labor committees
William J. Post	62	III	corporate governance and nominating, finance, and labor committees
Matthew J. Hart	61	I	audit, compensation and human resources, and finance committees
Richard C. Kraemer	69	I	audit, compensation and human resources, and corporate governance and nominating committees
Cheryl G. Krongard	57	I	compensation and human resources and finance committees

Set forth below is certain information as of May 24, 2013 regarding US Airways Group’s director nominees and continuing directors, including their qualifications, and principal occupations (which have continued for at least the past five years unless otherwise noted). There are no family relationships among the directors and executive officers.

Director Nominees

The two director nominees are listed below.

Denise M. O’Leary

Ms. O’Leary has been a private investor in early stage companies since 1996. From 1983 until 1996, she was employed at Menlo Ventures, a venture capital firm, first as an associate and then as a general partner. She serves as a director of Medtronic, Inc. and Calpine Corporation. Additionally, she serves on the boards of directors of the Corporation for Supportive Housing and the Denver Foundation and is a member of the boards of trustees of the Bonfils-Stanton Foundation and the University of Denver. Ms. O’Leary served as a director of America West and America West Airlines, Inc. (“AWA”) from 1998 to 2007 and became a member of the boards of US Airways Group and US Airways in 2005.

The board believes that Ms. O’Leary’s financial expertise, her experience in the oversight of risk management, her human resources expertise, her extensive service as a public company director, her success as an investor, and her airline industry expertise gained as a director of America West and US Airways Group make her qualified to serve as a director.

George M. Philip

Mr. Philip retired as president of the University at Albany, State University of New York, on January 2, 2013. From 1971 to 2007 he served in various positions with the New York State Teachers’ Retirement System and retired after 13 years as executive director. He also serves as a member of the board of directors of First Niagara Financial Group, Inc., vice chair of the St. Peter’s Hospital board of directors, and chair of the Catholic Health East investment committee. Mr. Philip is a member of the Kentucky Teachers’ Retirement System Investment Advisory Committee and the board of directors of Fuller Road Management Corporation, a not-for-profit company. In past years, Mr. Philip was director of The Research Foundation at SUNY, president of the executive committee of the National Council on Teacher Retirement, chair of the Council of Institutional Investors, chair of the University at Albany Council, SUNY, a member of the board of Saratoga Performing Arts Center, and a member of the NYSE Pension Managers Advisory Committee and the State Academy of Public Administration. Mr. Philip has served as a director of US Airways Group and US Airways since 2004.

The board believes that Mr. Philip’s financial expertise, his corporate governance expertise, his experience in working in and managing large, complex organizations, his experience in the oversight of risk management, his success as an investor, and his airline industry experience gained as a director of US Airways Group make him qualified to serve as a director.

Continuing Directors

The six directors whose terms will continue after the 2013 Annual Meeting of Stockholders and will expire at the 2014 annual meeting of stockholders (Class III) or the 2015 annual meeting of stockholders (Class I) are listed below.

W. Douglas Parker

Mr. Parker has served as chairman of the board and chief executive officer of US Airways Group and US Airways since 2005. Mr. Parker also served as president of US Airways Group and US Airways from 2005 to 2006. Mr. Parker served as chairman of the board and chief executive officer of America West and AWA from

2001 to 2007 and served as a director of America West and AWA from 1999 to 2007. Mr. Parker joined AWA as senior vice president and chief financial officer in 1995. He was elected president of AWA in 2000 and chief operating officer of AWA in 2000. Mr. Parker served on the board of directors of Pinnacle West Capital Corporation from 2007 until February 2012.

The board believes that Mr. Parker’s financial and airline marketing expertise, his human resources and labor relations expertise, his nearly quarter century of experience in the airline industry, his 16 years’ experience as a senior airline executive charged with developing and executing America West’s and US Airways Group’s strategies, his more than ten years of experience as the chairman and chief executive officer of US Airways Group, his mergers and acquisitions experience, and his service as a public company director make him qualified to serve as a director.

Bruce R. Lakefield

Mr. Lakefield served as president and chief executive officer of US Airways Group and US Airways from 2004 to 2005. US Airways Group and US Airways filed for bankruptcy protection under Chapter 11 in September 2004 which case culminated in the Merger of US Airways Group and America West in 2005. After this, Mr. Lakefield served as vice chairman of the board of US Airways Group and US Airways. Mr. Lakefield served as chairman and chief executive officer of Lehman Brothers International from 1995 until 1999. He has served as a senior adviser to the investment policy committee of HGK Asset Management, Inc. from 2000 to 2004. Mr. Lakefield has served as a director of US Airways Group and US Airways since 2003.

The board believes that Mr. Lakefield’s financial and financial services sector expertise, his experience as a senior executive working at large, complex organizations, his service as a public company director, his success as an investor, and his airline experience gained as the president and chief executive officer, vice chairman, and a director of US Airways Group make him qualified to serve as a director.

William J. Post

Mr. Post served as chairman of the board of Pinnacle West Capital Corporation, an energy holding company, from 2001, and chief executive officer from 1999, until he retired in April 2009. Mr. Post served as a director of Pinnacle West from 1997 and Arizona Public Service Company, its major subsidiary and an electric utility, from 1994 until May 2010. Mr. Post previously served in other management capacities at Pinnacle West, including as president from 1997 until 2008, as chief executive officer of Arizona Public Service Company from 1998 until 2002, and as its chairman from 2001 until April 2009. Currently, Mr. Post serves as chairman of Swift Transportation Company, a position he has held since January 2011, and as a director of First Solar, Inc. since June 2010. He previously served as member of the board of directors of Phelps Dodge Corporation (now Freeport McMoRan) from 2001 until November 2007. He also holds various positions at certain charitable and educational entities, including as chairman of the Arizona State University board of trustees and its foundation, and as chairman of the Translational Genomics Research Institute. Mr. Post has served as a director of US Airways Group and US Airways since September 2011.

The board believes that Mr. Post’s extensive experience operating in a complex and highly regulated environment, as well as his broad business knowledge and strategic perspective, make him qualified to serve as a director.

Matthew J. Hart

Mr. Hart was president and chief operating officer of Hilton Hotels Corporation, a hotel developer and operator, from 2004 until the acquisition of Hilton by the Blackstone Group in 2007. He served as executive vice president and chief financial officer of Hilton from 1996 to 2004. Before joining Hilton in 1996, Mr. Hart was senior vice president and treasurer of The Walt Disney Company from 1995 to 1996, and was executive vice president and chief financial officer for Host Marriott Corp. from 1993 to 1995. He serves on the boards of directors of Great American Group, Inc. and Air Lease Corporation and is a member of the board of directors of

Heal the Bay, a non-profit organization. Mr. Hart served on the boards of directors of America West and AWA from 2004 to 2005, and was elected to the boards of US Airways Group and US Airways in 2006.

The board believes that Mr. Hart is qualified to serve as a director because of his financial expertise, his risk management experience, his extensive experience as a senior operating and finance executive in developing strategies for large public companies and, in particular, companies in the travel industry, his mergers and acquisitions experience, his service as a public company director, and his airline experience gained as a director of Air Lease, America West, and US Airways Group.

Richard C. Kraemer

Mr. Kraemer is president of Chartwell Capital, Inc., a private investment company. Mr. Kraemer served as a director of America West and AWA from 1992 to 2007. He became a member of the boards of US Airways Group and US Airways in 2005. Mr. Kraemer was employed from 1975 until 1996 by U.D.C. Homes, a national homebuilder, in various management positions including president, chief operating officer, and chief executive officer. Mr. Kraemer also serves as a member of the board of directors of Knight Transportation, Inc.

Mr. Kraemer, in his capacity as chairman of the corporate governance and nominating committee, has responsibility for a number of leadership duties customarily held by a lead independent director, including: (i) coordinating agendas for and presiding over regular meetings of the non-management directors of the board; (ii) communicating with Mr. Parker following those executive sessions and facilitating other communications between the board and Mr. Parker; (iii) coordinating the annual evaluation of the board and its committees and communicating the results of those evaluations; (iv) coordinating recommendations by the corporate governance and nominating committee for the assignment of directors to the board’s committees; (v) discussing the nomination of each continuing director in advance of the end of that director’s term; and (vi) leading the effort to recruit new directors.

The board believes that Mr. Kraemer is qualified to serve as a director because of his financial expertise, his corporate governance, human resources and labor relations expertise, his experience in developing strategy for, and managing, a large public company such as America West, his success as an investor, and his airline experience gained as a director of America West and US Airways Group.

Cheryl G. Krongard

Ms. Krongard retired in 2004 as a senior partner of Apollo Management, L.P. At Apollo, her responsibilities included strategic planning, marketing, sales, and client communications. Ms. Krongard was the chief executive officer of Rothschild Asset Management Inc. from 1994 to 2000. She served as senior managing director for Rothschild North America Inc. from 1994 to 2000. Additionally, she served as a director of Rothschild North America, Rothschild Asset Management, Rothschild Asset Management BV, and Rothschild Realty Inc., and as managing member of Rothschild Recovery Fund L.P. She was elected a lifetime governor of the Iowa State University Foundation in 1997 and has served as chairperson of its investment committee. Ms. Krongard is also a member of the dean’s advisory council, Iowa State University College of Business. Ms. Krongard also serves as a director of Legg Mason, Inc. and served as a director of Educate, Inc. (formerly Sylvan Learning) from June 2004 until June 2007. Ms. Krongard has served as a director of US Airways Group and US Airways since 2003.

The board believes that Ms. Krongard is qualified to serve as a director because of her financial and financial services sector expertise, her experience as a senior executive working at large, complex organizations, her service as a public company director, her success as an investor, and her airline experience gained as a director of US Airways Group.

INFORMATION ABOUT US AIRWAYS GROUP’S BOARD OF DIRECTORS AND CORPORATE

GOVERNANCE

Corporate Governance Guidelines

US Airways Group’s board of directors has adopted corporate governance guidelines to facilitate US Airways Group’s mission and to set forth general principles and policies by which the board of directors will manage its affairs. The governance guidelines are reviewed annually by the corporate governance and nominating committee. The full text of the governance guidelines is posted on US Airways Group’s website at www.usairways.com.

Director Independence

The governance guidelines adopted by US Airways Group contain standards for determining director independence that meet or exceed the existing listing standards adopted by the SEC and the NYSE. The governance guidelines define an “independent” director as one who:

•

the board of directors has affirmatively determined not to have a material relationship with US Airways Group (either directly or as a partner, stockholder, or officer of an organization that has a relationship with US Airways Group);

•	is not a member of US Airways Group’s management or a US Airways Group employee and has not been a member of US Airways Group’s management or a US Airways Group employee for a minimum of three years;

•	is not, and in the past three years has not been, affiliated with or employed by a present or former auditor of US Airways Group (or of an affiliate);

•

is not, and in the past three years has not been, part of an interlocking directorate in which one of US Airways Group’s executive officers serves on the compensation committee of another company that concurrently employs the director;

•	has no immediate family members meeting the descriptions set forth in the above bullets; and

•	satisfies any additional requirements for independence promulgated from time to time by the NYSE.

The governance guidelines adopted by US Airways Group also note that the board of directors will consider all other relevant facts and circumstances, including issues that may arise as a result of any director compensation (whether direct or indirect), any charitable contributions US Airways Group makes to organizations with which a director is affiliated, and any consulting arrangement between US Airways Group and a director. The corporate governance and nominating committee reports annually to the full board of directors on these matters.

Pursuant to US Airways Group’s governance guidelines, the corporate governance and nominating committee and the board of directors undertake an annual review of director independence. Based on the committee’s review in 2013, the board of directors affirmatively determined that all of US Airways Group’s directors are independent of US Airways Group and US Airways Group’s management under the standards set forth in the governance guidelines and under the NYSE listing standards, except for Mr. Parker, US Airways Group’s chairman and chief executive officer. All of the members of the audit committee, the compensation and human resources committee, and the corporate governance and nominating committee are independent under the standards set forth in the governance guidelines and under applicable NYSE listing standards.

Board Meetings

The board of directors conducts its business through meetings of the full board and through committees of the board of directors. The board of directors regularly meets with only non-management directors of the board of directors present. During 2012, US Airways Group’s board of directors held 17 meetings. In 2012, each incumbent director attended at least 75% of the aggregate number of meetings of the board of directors held during the period for which he or she has been a director and of the committees on which he or she served.

Board Committees

The board of directors currently has five standing committees: the audit committee, the compensation and human resources committee, the corporate governance and nominating committee, the finance committee, and the labor committee.

Audit Committee

The audit committee currently is comprised of four non-employee directors, Messrs. Philip (chair), Hart and Kraemer, and Ms. O’Leary. In 2012, the audit committee met ten times. The audit committee oversees US Airways Group’s internal accounting function and oversees and reports to the board of directors with respect to other auditing and accounting matters, including the selection of its independent auditors, the scope of annual audits, fees to be paid to its independent auditors, and the performance of its independent auditors. US Airways Group’s audit committee is also responsible for reviewing and approving all material transactions with any related party. A copy of the audit committee charter is available on US Airways Group’s website at www.usairways.com.

The audit committee meets the NYSE composition requirements, including the requirements dealing with financial literacy and financial sophistication. US Airways Group’s board of directors has determined that all members of the committee are independent directors under the current NYSE listing standards, satisfy the independence requirements of Section 10A of the Exchange Act and Rule 10A-3(b)(1), and are independent within the meaning set forth in US Airways Group’s governance guidelines. In addition, the board of directors has determined that each member of the committee is an “audit committee financial expert” as defined by the SEC.

Compensation and Human Resources Committee

The compensation and human resources committee currently is comprised of four non-employee directors, Messrs. Hart (chair) and Kraemer and Mses. Krongard and O’Leary. The compensation and human resources committee met six times in 2012. The committee reviews and approves the compensation for US Airways Group’s executive officers. The committee also administers the 2008 Plan, the 2011 Plan, and other employee benefit plans. A copy of the compensation and human resources committee charter is available on US Airways Group’s website at www.usairways.com.

US Airways Group’s board of directors has determined that all members of the compensation and human resources committee are independent within the meaning of NYSE listing standards and US Airways Group’s governance guidelines, are “non-employee directors” as defined by Rule 16b-3 under the Exchange Act, and are “outside directors” within the meaning of Section 162(m) of the Code and related regulations.

Compensation and Human Resources Committee Process for Executive Compensation. US Airways Group’s compensation and human resources committee’s charter gives the compensation and human resources committee the authority and responsibility to review and approve US Airways Group’s overall compensation strategy and policies, including performance goals for executive officers. The compensation and human resources committee is responsible for reviewing and approving the compensation and other terms of employment of US Airways Group’s chief executive officer and for evaluating his performance. The committee is also responsible for reviewing and approving the compensation and other terms of employment of the other executive officers, with input from the chief executive officer. The committee periodically reviews and assesses the performance of US Airways Group’s executive officers, with input from individual members of senior management, the full board of directors, and any other appropriate persons. The committee administers US Airways Group’s incentive plans and approves awards under those plans, determines the general design of non-

executive compensation plans, and makes recommendations to the board of directors regarding changes to US Airways Group’s executive compensation and benefit plans. The committee is also responsible for oversight of US Airways Group’s significant human resources policies, compensation risk management, and succession planning, as well as oversight of US Airways Group’s workforce diversity.

The committee has the authority to delegate its duties to subcommittees, but to date has not done so. The committee has delegated a limited amount of its authority to administer, interpret, and amend US Airways Group’s general employee benefit plans to US Airways Group’s senior-most human resources officer (currently the executive vice president—people, communications, and public affairs) and the administration of the 2011 Plan to US Airways Group’s chief executive officer, the executive vice president—corporate and government affairs, and the executive vice president—people, communications, and public affairs in connection with the assignment by persons who are not executive officers of certain awards, but did not delegate the authority to approve changes that would materially change the cost of the plans or any authority regarding US Airways Group’s incentive compensation plans.

Early in the calendar year, the committee reviews the annual incentive program results from the prior year, establishes the performance goals for the current year, evaluates US Airways Group’s executive officers’ individual performance and approves the compensation and human resources committee’s report for US Airways Group’s proxy statement. The committee has adopted an equity grant policy to standardize the timing, practices, and procedures in granting equity awards. The policy provides that equity grants, other than new hire, promotion, or special purpose grants, will be granted once per year at the second regularly scheduled meeting of the committee or at a special meeting held for this purpose as close in time to the regularly scheduled meeting as possible. Throughout the year, as needed or appropriate, the committee considers merit increases in base salaries for executive officers, authorizes equity grants associated with internal promotions and new hires of all employees, and approves compensation for internal promotions and new hires of officers. The committee also monitors and evaluates US Airways Group’s benefit plans and agreements with executive officers and management employees throughout the year and recommends adjustments as needed.

The committee generally receives information from US Airways Group’s chief executive officer, US Airways Group’s senior-most human resources officer (currently the executive vice president—people, communications, and public affairs), and compensation consultants engaged by the committee for its consideration regarding officer compensation. The committee has sole authority to retain and terminate any outside advisers, such as compensation consultants and legal counsel, and to determine their compensation. In 2012, the compensation and human resources committee continued to engage Towers Watson as its independent compensation consultant to assist in administering executive compensation programs. In 2012, the committee asked Towers Watson to review and provide assistance for the 2012 performance metrics of the incentive compensation plan and long-term incentive performance program, as well as counsel in allocating the annual equity grants for 2012. The committee also used Towers Watson’s services to assist in analyzing other executive compensation matters and provide briefings from time to time on legislative and regulatory matters concerning or related to executive compensation. The total annual expense for the executive compensation advising services provided by Towers Watson to the committee during 2012 was approximately $125,000.

In 2012, management engaged Towers Watson to perform other services for US Airways Group that are not part of the executive compensation services provided to the committee. US Airways Group used Towers Watson as its actuary to measure certain obligations for self-insured employee long-term disability, workers compensation claims, and employee post-retirement medical benefits. This was performed on an interim and annual basis for financial reporting purposes. Additionally, US Airways Group used Towers Watson as its actuary to measure annually US Airways Group’s obligations related to a defined benefit pension plan covering certain Canadian employees. The total annual expense for this work was approximately $400,000 in 2012. The committee did not participate in management’s decision to engage Towers Watson for these additional services. The committee has assessed whether the services provided by Towers Watson raised any conflicts of interest pursuant to the SEC and NYSE rules, and has concluded that no such conflicts of interest exist.

Compensation Committee Interlocks and Insider Participation

None of US Airways Group’s executive officers or directors serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of US Airways Group’s board of directors or compensation and human resources committee.

Corporate Governance and Nominating Committee

The corporate governance and nominating committee currently is comprised of three non-employee directors, Messrs. Kraemer (chair), Philip, and Post. The corporate governance and nominating committee met five times in 2012. The committee oversees all aspects of US Airways Group’s corporate governance functions on behalf of the board of directors, including (i) identifying individuals qualified to become board members; (ii) recommending to the board of directors the selection of director nominees; (iii) reviewing and assessing US Airways Group’s governance guidelines; (iv) taking actions with respect to incumbent directors who fail to receive the required vote for re-election in uncontested elections, including accepting or not accepting previously tendered resignations or requesting that such directors submit resignations; and (v) overseeing the monitoring and evaluation of US Airways Group’s corporate governance practices. The committee’s role includes oversight of the procedures for compliance with significant applicable legal, ethical, and regulatory requirements that impact corporate governance. A copy of US Airways Group’s corporate governance and nominating committee charter is available on US Airways Group’s website at www.usairways.com.

The board of directors has determined that all members of the committee are independent within the meaning of NYSE listing standards and US Airways Group’s governance guidelines.

Corporate Governance and Nominating Committee Process for Director Compensation. The corporate governance and nominating committee’s charter gives the committee the authority and responsibility for reviewing the compensation of US Airways Group’s non-employee directors and making recommendations regarding changes to the full board of directors. On an annual basis, the committee reviews director compensation and determines whether adjustments in compensation levels are needed.

The corporate governance and nominating committee generally receives proposals and information from US Airways Group’s chief executive officer, outside consultants, and publications in connection with its review of director compensation. The committee has authority to retain and terminate any outside advisers, such as compensation consultants and legal counsel, and to determine their compensation. In 2012, the committee did not engage an outside compensation consultant.

Director Nominees

Each of the two current nominees for director in Class II recommended for election by the stockholders at the 2013 Annual Meeting of Stockholders are current members of the board of directors. The effectiveness of the board of directors and the recruitment of directors are overseen by the corporate governance and nominating committee. In evaluating candidates for director, the committee considers the qualifications described below. Based on the committee’s evaluation of each of the current nominees’ qualifications and his or her prior performance as a director, the committee determined to recommend the two Class II directors for re-election. The committee received no nominations from stockholders for the 2013 Annual Meeting of Stockholders.

Consistent with its charter, the committee proposes for nomination existing directors and new candidates who have the highest personal and professional integrity, have demonstrated exceptional intelligence and judgment, have proven leadership skills, are committed to US Airways Group’s success, and have the ability to work effectively with US Airways Group’s chief executive officer and other members of US Airways Group’s board of directors. Also, a nominee must possess skills, experience, and expertise appropriate to best serve the long-term financial interests of US Airways Group’s stockholders.

US Airways Group’s board of directors currently includes a group of individuals who have demonstrated success and leadership in a variety of fields and endeavors, with a broad diversity of experience, professions, skills, expertise, education, geographic representation, and backgrounds. Importantly, the board of directors includes, and the committee continues to seek, individuals with a diversity of opinions, personal experiences, and perspectives, and the board of directors believes that US Airways Group’s board does, and should continue to, be comprised of persons who can contribute experience in public company board service and areas such as strategic planning, leadership of large, complex organizations, mergers and acquisitions, finance, risk management, customer service, consumer marketing, labor relations, human resources, leadership assessment and diversity, safety, investing, information technology, and community service. The committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees.

US Airways Group’s corporate governance guidelines specify that it is the board of directors’ objective that it be composed of individuals who have, among other things, a diversity of skills, expertise, and perspective appropriate for the business and operation of US Airways Group. The committee believes that the backgrounds and qualifications of US Airways Group’s directors provide a significant mix of those experiences, expertise, and abilities. Once a year, the committee evaluates the performance of the board of directors and committees in an effort to facilitate the continuous improvement of the board of directors as well as to assess the specific qualifications, experiences, and perspectives of future director candidates that would be most valuable and impactful to US Airways Group’s success.

In accordance with NYSE listing standards, the board of directors ensures that at least a majority of US Airways Group’s board is independent under the NYSE definition of independence, and that the members of the board of directors, as a group, maintain the requisite qualifications under NYSE listing standards for populating the audit, compensation and human resources, and corporate governance and nominating committees.

US Airways Group has a classified board of directors. However, US Airways Group has undertaken that, if US Airways Group is an independent public company in 2014, US Airways Group will submit to the 2014 annual meeting of stockholders of US Airways Group a proposal to transition to an unclassified board. Pursuant to the AAG Certificate of Incorporation, AAG’s board will not be classified.

Any stockholder wishing to nominate a director candidate should submit in writing the candidate’s name, biographical information, and business qualifications, and any other information as required by US Airways Group’s amended and restated bylaws, to Richard C. Kraemer, chairman of the corporate governance and nominating committee, US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281. All submissions must be accompanied by the written consent of the proposed nominee to be named as a nominee, if nominated by the corporate governance and nominating committee, and to serve as a director, if elected. US Airways Group’s amended and restated bylaws require that written recommendations be received by US Airways Group no sooner than 120 days and no later than 90 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. For the 2014 annual meeting of stockholders, notice must be delivered no sooner than March 14, 2014, and no later than April 13, 2014. All qualified submissions are reviewed by the committee at the next appropriate meeting. The committee has a policy of considering candidates who are nominated by stockholders for membership to the board of directors in the same manner as candidates recommended by members of the board of directors.

If the Merger is consummated, there will be no annual meeting of US Airways Group’s stockholders in 2014. Instead, AAG will hold an annual meeting of stockholders in 2014, in which case AAG will disclose in a filing with the SEC, such as a current report on Form 8-K, the deadline for submitting stockholder nominations to be considered for inclusion in the proxy statement for AAG’s 2014 annual meeting of stockholders. Such nominations must comply with SEC regulations regarding the inclusion of stockholder nominations in AAG’s proxy materials. Pursuant to the AAG Bylaws, in order for a stockholder to present a nomination at the AAG 2014 annual meeting of stockholders, other than nominations to be included in AAG’s proxy statement as described above, the stockholder must deliver proper notice to AAG’s corporate secretary at AAG’s principal executive offices not later than the 90th day prior to such annual meeting of stockholders or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting of stockholders is first made. Stockholders are advised to review the AAG Bylaws, which are expected to be substantially in the form attached to this proxy statement/prospectus as Annex D, because they contain additional requirements with respect to advance notice of stockholder nominees.

The finance committee currently is comprised of four non-employee directors, Messrs. Lakefield (Chair), Hart, and Post, and Ms. Krongard. The finance committee met six times in 2012. The committee assists the board of directors through oversight of US Airways Group’s financial affairs and recommends to the board financial policies and courses of action, including operating and capital budgets, to accommodate US Airways Group’s goals and operating strategies. A copy of US Airways Group’s finance committee charter is available on US Airways Group’s website at www.usairways.com.

The labor committee currently is comprised of Messrs. Parker (Chair), Lakefield, and Post. The labor committee met five times in 2012. The committee meets with representatives of US Airways Group’s labor organizations to discuss ideas and concerns of the labor organizations. A copy of US Airways Group’s labor committee charter is available on US Airways Group’s website at www.usairways.com.

Board Leadership and Structure

US Airways Group has combined the roles of chairman of the board of directors and chief executive officer because US Airways Group believes that to be the most advantageous leadership structure for US Airways Group and the structure that strikes the appropriate balance between effective and efficient company leadership and oversight by non-management directors.

The leadership of US Airways Group’s board of directors is the responsibility of US Airways Group’s chairman of the board and chief executive officer, W. Douglas Parker. In addition, Richard C. Kraemer, in his capacity as chairman of the corporate governance and nominating committee, has responsibility for a number of leadership duties customarily held by a lead independent director, including (i) coordinating agendas for and presiding over regular meetings of the non-management directors of the board of directors; (ii) communicating with Mr. Parker following those executive sessions and facilitating other communications between the board of directors and Mr. Parker; (iii) coordinating the annual evaluation of the board of directors and its committees and communicating the results of those evaluations; (iv) coordinating recommendations by the corporate governance and nominating committee for the assignment of directors to the board’s committees; (v) discussing the nomination of each continuing director in advance of the end of that director’s term; and (vi) leading the effort to recruit new directors. US Airways Group believes that this leadership structure is in the best interests of US Airways Group and its stockholders.

US Airways Group believes its current board of directors’ leadership structure is optimal for US Airways Group because it demonstrates strong and experienced leadership to US Airways Group’s stockholders, employees, customers, and other stakeholders, with a single person setting the tone and having primary responsibility for managing US Airways Group’s strategy and operations. Mr. Parker brings to US Airways Group a comprehensive knowledge of US Airways Group’s business, a unique combination of financial, marketing, human resources, and labor relations expertise and leadership skills, mergers and acquisitions experience, nearly a quarter century of experience in the airline industry, 17 years’ experience as a senior airline executive charged with developing and executing America West’s and US Airways Group’s strategies, more than ten years of experience as the chairman and chief executive officer of America West and/or US Airways Group, and prior service as a director of another large public company.

In his position as chief executive officer, Mr. Parker has primary responsibility for the day-to-day operations of US Airways Group and provides consistent leadership on US Airways Group’s key strategic objectives. In his role as chairman of the board, he sets the strategic priorities for the board of directors, presides over its meetings, and communicates its recommendations, decisions, and guidance to the other members of senior management. The board of directors believes that the combination of these two roles with Mr. Parker provides consistent communication and coordination throughout the organization, is an effective and efficient implementation of corporate strategy, and is important in unifying US Airways Group’s employees behind a single vision. In addition, Mr. Parker is the most knowledgeable member of the board of directors regarding US Airways Group’s business, challenges, and the risks US Airways Group faces and, in his role as chairman, Mr. Parker is able to facilitate the board’s oversight of those matters most effectively.

The board of directors believes US Airways Group’s combined leadership structure is appropriately balanced by (i) the independence of all of US Airways Group’s directors, other than Mr. Parker, each of whom has significant experience as a director of US Airways Group and working in leadership roles at public companies and other large, complex organizations; (ii) the four principal committees of the board, each of which is chaired by an independent director; and (iii) the role of Mr. Kraemer as chairman of the corporate governance and nominating committee, which includes many of the responsibilities customarily held by a lead independent director.

Board Self-Evaluation

The corporate governance and nominating committee conducts an annual assessment of the performance of the board of directors, including board committees, and provides the results to the full board of directors for discussion. The purpose of the review is to increase the effectiveness of US Airways Group’s board of directors as a whole and of each of US Airways Group’s committees. The assessment includes evaluation of the board of directors and each committee’s contribution as a whole, specific areas in which the board of directors, the committee, and/or management believe better contributions could be made, and overall board of directors and committee composition and makeup.

Code of Ethics

All of US Airways Group’s employees, including its principal executive officer, its principal financial and accounting officer, and its directors are required by US Airways Group’s Code of Business Conduct and Ethics, or Code of Ethics, to conduct US Airways Group’s business in the highest legal and ethical manner. US Airways Group’s Code of Ethics meets the requirements of a “code of ethics” as defined by Item 406 of Regulation S-K and the requirements of a code of business conduct and ethics under NYSE listing standards. The full text of US Airways Group’s Code of Ethics is available on US Airways Group’s website at www.usairways.com under the links “Company info”—“About US”—“Investor relations”—“Corporate governance.” US Airways Group will also provide a copy of its Code of Ethics to stockholders, free of charge, upon request to its corporate secretary. US Airways Group intends to post amendments to or waivers from the Code of Ethics as required by applicable SEC and NYSE rules at this location on its website.

US Airways Group’s employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics. The audit committee has established procedures to receive, retain, and address complaints regarding accounting, internal accounting controls, or auditing matters and to allow for the confidential and anonymous submission by employees of related concerns.

Board of Directors Role in Risk Oversight

US Airways Group’s board of directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance, and to enhance stockholder value. A fundamental part of risk management is not only understanding the risks US Airways Group faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for US Airways Group. Management is responsible for establishing US Airways Group’s business strategy, identifying and assessing the related risks, and establishing appropriate risk management practices. US Airways Group’s board of directors, either directly or through one or more of its committees, reviews US Airways Group’s business strategy and management’s assessment of the related risk and discusses with management the appropriate level of risk for US Airways

Group. US Airways Group has not established a separate risk committee because US Airways Group’s board of directors believes that the most significant risks faced by US Airways Group (e.g., general economic conditions, fuel prices, and the industry competitive environment) are most properly addressed by the full board.

The board administers its risk oversight function and meets with management at least five times per year to receive updates with respect to US Airways Group’s operations, business strategies, and the monitoring of related risks. In 2012, the board, in its oversight of US Airways Group’s risk management process, continued to focus on the risk management processes resulting from US Airways Group’s comprehensive risk study prepared in 2011 to help mitigate enterprise risk and to enhance risk management. US Airways Group’s executive vice president—corporate and government affairs is tasked with coordinating and supporting the board’s and the committee’s oversight of risk management generally. In respect of certain issues, the board also oversees directly or delegates oversight to board committees, and is supported by other members of senior management, in respect of selected elements of risk:

•

The board directly oversees the management of several important risks faced by US Airways Group, including risks associated with the day-to-day operation of the airline and the interruption of airline service, airline market perception, revenue production, US Airways Group’s information technology systems, political developments and industry regulation, environmental compliance, and labor issues and costs;

•

US Airways Group’s audit committee oversees financial risk exposures, including monitoring the integrity of the financial statements, internal controls over financial reporting, and the independence of the independent auditor of US Airways Group, and meets at least five times per year with US Airways Group’s internal auditors, independent auditors, chief financial officer, vice president and controller, and legal advisers. The audit committee receives regular risk and internal controls assessment reports US Airways Group’s independent auditors and internal auditors. The audit committee also assists the board of directors in fulfilling its oversight responsibility with respect to legal exposures and compliance with regulatory matters related to the preparation of US Airways Group’s financial statements. The audit committee also monitors US Airways Group’s whistleblower hot line with respect to financial reporting matters;

•

US Airways Group’s finance committee oversees financial, credit, debt covenant, liquidity, and fuel price risk by working with US Airways Group’s finance and treasury functions to evaluate elements of financial risk, monitor debt covenant compliance, and advise on financial strategy, capital structure, long-term liquidity needs, and the implementation of risk mitigation strategies. US Airways Group’s chief financial officer and treasurer meet five times per year with US Airways Group’s finance committee to discuss and advise on elements of these risks;

•

US Airways Group’s corporate governance and nominating committee oversees governance related risks by working with US Airways Group’s chief executive officer, executive vice president—corporate and government affairs, and outside counsel to establish corporate governance guidelines applicable to US Airways Group, including recommendations regarding director nominees, the determination of director independence, board leadership structure, and membership on board committees. The corporate governance and nominating committee meets five times per year with those executives to monitor and advise regarding those risks; and

•

US Airways Group’s compensation and human resources committee oversees risk management by participating in the creation of, and approving, compensation structures that create incentives that encourage a level of risk-taking behavior consistent with US Airways Group’s business strategy as is further described in the section entitled “Risk Assessment with Respect to Compensation Practices” below. The compensation and human resources committee also works with US Airways Group’s chief executive officer and executive vice president—people, communications and public affairs to oversee risks associated with the retention of US Airways Group’s most senior executives. The committee meets five times per year with those executives to monitor and advise regarding those risks.

Risk Assessment with Respect to Compensation Practices

US Airways Group’s management and the compensation and human resources committee have reviewed US Airways Group’s compensation policies and practices for US Airways Group’s employees as they relate to US Airways Group’s risk management and, based upon these reviews, US Airways Group believes that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on US Airways Group in the future. US Airways Group’s basis for this conclusion includes that US Airways Group’s compensation programs, and especially its executive compensation programs, are designed to include the following features:

•

Compensation payments are subject to maximums or guidelines as contrasted with purely discretionary pay-out decisions. While US Airways Group’s annual cash incentive program and annual equity grants include an individual modifier component, those are subject to maximums and can only be implemented upon approval by the compensation and human resources committee;

•

Cash bonus and equity compensation plans contain defined, overlapping, and concurrent performance or time based vesting periods which are intended to extend the measurement of pre-defined goals for long-term results versus short-term results;

•

US Airways Group’s incentive compensation plans include a diverse and blended set of pre-established goals and metrics that focus on a variety of areas across US Airways Group, including financial, operational (for employees who are not executive officers), TSR, and the achievement of individual goals. In addition, the goals established in US Airways Group’s executive compensation programs are not subject to mid-period adjustment. US Airways Group’s all-employee incentive compensation program is also not subject to mid-year adjustment;

•

While US Airways Group’s operational goals could drive significant short-term compensation for employees who are not executive officers, these are balanced by other programs that are designed to deliver longer-term compensation. In addition, US Airways Group’s achievement of operational goals to the detriment of financials goals is intended to be avoided by more heavily weighting senior (non-executive) compensation to financial goal achievement and equity-linked compensation; executive officers do not have short-term compensation linked to operational goals;

•	Incentive compensation payments or awards are made at a reasonable period after the end of the performance period, and routinely at the same time each year;

•

Actual US Airways Group performance results are reviewed and verified by a variety of departments (including finance, human resources, internal audit, and legal) and are also reviewed by US Airways Group’s external advisers. These results are reported to the compensation and human resources committee, the audit committee, and the board of directors;

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US Airways Group has in place a “claw-back” policy in accordance with the Sarbanes-Oxley Act of 2002, as amended (“SOX”), and plans to amend further that policy to comply with the requirements of the Dodd-Frank Act upon the SEC’s completion of the rulemaking process required by the statute;

•	US Airways Group has in place stock ownership guidelines for members of its board of directors and for US Airways Group’s named executive officers;

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US Airways Group has in place a policy that prohibits trading activity in US Airways Group’s stock by employees deemed improperly risky, including short-term trading, short sales, trading in publicly-traded options, and hedging transactions; and

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There is no individual business unit within US Airways Group that carries a significant portion of US Airways Group’s risk profile or that has compensation that is structured differently than other business units within US Airways Group.

For a discussion of the principles underlying US Airways Group’s compensation policies of its executive officers who are named in the “US Airways Group Executive Compensation—Summary Compensation Table,” see the section entitled “US Airways Group Compensation Discussion and Analysis” beginning on page 310, which is incorporated by reference herein.

Annual Meeting Attendance

All of US Airways Group’s directors attended the 2012 annual meeting of stockholders held on June 14, 2012. US Airways Group does not have a policy regarding its directors’ attendance at US Airways Group’s annual meetings of stockholders.

Communications with the Board and Non-Management Directors

US Airways Group stockholders and other interested parties may communicate directly with any of US Airways Group’s senior management, the members of the US Airways Group board of directors, or any chairman of a board committee, including Richard C. Kraemer, the chairman of US Airways Group’s corporate governance and nominating committee, by writing directly to those individuals at US Airways Group’s principal executive office at 111 West Rio Salado Parkway, Tempe, Arizona 85281. Stockholder communications related to director candidate recommendations should be directed to Mr. Kraemer. In addition, any concerns related to US Airways Group’s financial or accounting practices may be communicated directly to George M. Philip, the chairman of the audit committee, at the same address.

US AIRWAYS GROUP DIRECTOR COMPENSATION

The table below sets forth information regarding compensation paid to non-employee directors of US Airways Group in 2012. The compensation elements are described in the narrative following the table.

Name(a)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(b)	All Other Compensation ($)(c)	Total ($)
Herbert M. Baum (d)	23,000	0	10,148	33,148
Matthew J. Hart	62,000	60,000	29,360	151,360
Richard C. Kraemer	61,000	60,000	29,481	150,481
Cheryl G. Krongard	47,000	60,000	5,391	112,391
Bruce R. Lakefield	51,000	60,000	10,268	121,268
Denise M. O’Leary	50,000	60,000	15,727	125,727
George M. Philip	61,000	60,000	6,076	127,076
William J. Post	42,000	60,000	7,387	109,387

(a)	The aggregate number of option awards outstanding at December 31, 2012 for each of the directors was as follows:

Name	Options
Herbert M. Baum	20,625
Matthew J. Hart	7,906
Richard C. Kraemer	20,625
Cheryl G. Krongard	8,250
Bruce R. Lakefield	8,250
Denise M. O’Leary	20,625
George M. Philip	8,250
William J. Post	0

(b)	Amounts in this column represent the aggregate grant date fair value, as calculated in accordance with ASC Topic 718, “Compensation—Stock Compensation,” of fully vested share awards granted in 2012. The grant date fair value, as calculated in accordance with ASC Topic 718, of fully vested share awards is equal to the closing price of US Airways Group’s common stock on the date of grant.
(c)	Includes the value of flight benefits received in 2012, tax gross-up amounts received in 2012 for flight benefits used in 2011, and insurance premiums paid under the charitable contribution program described below as follows:

Name	Flight Benefits ($)	Tax Gross-Up ($)	Insurance Premiums ($)
Herbert M. Baum (d)	2,301	1,607	6,240
Matthew J. Hart	2,883	2,353	24,124
Richard C. Kraemer	8,974	8,491	12,016
Cheryl G. Krongard	2,345	3,046	0
Bruce R. Lakefield	5,466	4,802	0
Denise M. O’Leary	4,130	7,631	3,966
George M. Philip	4,475	1,601	0
William J. Post	5,781	1,606	0

(d)	Mr. Baum resigned as a member of the board of directors effective June 14, 2012.

Board of Directors Fees

Non-employee directors of US Airways Group are paid an annual retainer of $20,000 in cash in four quarterly payments, plus $1,000 for each board or committee meeting attended in person or by telephone. In addition, non-employee directors who serve as committee chairs, other than the audit committee, receive an additional annual retainer of $4,000. The audit committee chair receives an additional annual retainer of $10,000.

Non-employee directors are also reimbursed for their reasonable out-of-pocket expenses incurred in connection with US Airways Group business. Because he is an employee of US Airways Group, Mr. Parker, the chairman of the board and chief executive officer, receives no directors’ fees and does not participate in any other elements of director compensation programs (other than the Directors’ Charitable Contribution Program described below).

Equity Compensation Awards

US Airways Group’s policy provides that each incumbent non-employee director receives, subject to the discretion of the board, an annual equity award of fully vested shares of common stock following each annual meeting of stockholders, with such shares having an aggregate fair market value on the date of grant of $60,000, rounded down to the next whole number of shares. The corporate governance and nominating committee believes that by granting shares of US Airways Group’s common stock in a fixed dollar amount of equity compensation, and maintaining requirements for ownership of equity by US Airways Group’s directors, the equity component of the directors’ compensation is consistent with current best practices aligned with the interests of US Airways Group’s stockholders and competitive with other airlines and public companies with similar size to allow US Airways Group to most effectively retain and recruit qualified board members.

Flight Benefits

US Airways Group’s non-employee directors and their immediate family members, including dependent children, are provided free transportation on US Airways and US Airways Express, along with a gross-up for federal and state income taxes in connection with that travel. Each non-employee director is responsible for reimbursing US Airways for any international taxes and fees US Airways is required to pay related to international travel. Non-employee directors are also granted 12 round-trip or 24 one-way passes each year for free transportation on US Airways and US Airways Express (along with a gross-up of related taxes) that they may distribute to non-eligible family and non-family members, and have access to lounges in various airports.

Upon separation of service, non-employee directors continue to receive the same flight benefits for a period of five years, if they served at least two years on the board, or for their lifetime, if they served at least seven years on the board. As of December 31, 2012, all but one of the non-employee directors was already fully vested in lifetime flight privileges. These post-separation flight benefits, however, do not include a gross-up for related taxes in connection with the travel. In addition, the post-separation flight benefits are suspended as to a former director if, and for such time as, such former director is an employee, director, 10% or more stockholder of, or partner in, or a consultant to, any other airline.

Stock Ownership Guidelines

Each non-employee director who was serving in June 2008 (all current directors other than Mr. Post) is required to retain, until his or her completion of service with the board, a number of shares of common stock equal to at least 50% of the cumulative shares of common stock granted to that director pursuant to the annual equity award granted between June 2008 and September 2010. Similarly, Mr. Post and any other new non-employee director will be required to retain at least 50% of the cumulative shares of common stock granted to that director pursuant to the annual equity award granted in his or her first three years of service.

Directors’ Charitable Contribution Program

America West in 1994 established the America West Directors’ Charitable Contribution Program under which all directors of America West were invited to participate. This program was discontinued for new directors following the merger between America West and US Airways Group in 2005. Under the Charitable Contribution Program, upon the death of a participant, America West (or its successor) is required to donate $1 million to one or more qualifying charitable organizations chosen by the participant. All participants serving as directors of America West at the time of the merger became vested in the Charitable Contribution Program, and the

Charitable Contribution Program may not be terminated with respect to these individuals. Ms. O’Leary and Messrs. Baum, Hart, Kraemer, and Parker are participants in the Charitable Contribution Program. The charitable contributions will be substantially funded by life insurance proceeds from policies maintained on the lives of the participants. Under the terms of the Charitable Contribution Program, America West was allowed to place joint life insurance on two directors. The life insurance policies currently in place under the Charitable Contribution Program are structured as joint policies on the lives of two directors and the insurance benefits are payable at the death of the last survivor. Individual directors derive no direct financial benefit from the Charitable Contribution Program because all insurance proceeds are to be paid and all tax deductions for the charitable contributions accrue solely to US Airways Group.

SECURITY OWNERSHIP OF CERTAIN US AIRWAYS GROUP BENEFICIAL OWNERS AND

MANAGEMENT

The following table sets forth information regarding the beneficial ownership of US Airways Group’s common stock as of May 24, 2013, by (i) each of US Airways Group’s directors and nominees for director, (ii) each of the individuals named in the Summary Compensation Table in this proxy statement/prospectus, and (iii) all of US Airways Group’s directors and executive officers as a group, based in each case on information furnished to US Airways Group by these persons. US Airways Group believes that each of the named individuals and each director and executive officer included in the group has sole voting and investment power with regard to the shares shown, except as otherwise noted.

	Common Stock Beneficially Owned(a)
Name of Beneficial Owner and Relationship to Company	Amount and Nature of Beneficial Ownership		Percent of Class
W. Douglas Parker	898,000	(b)	*
Chairman of the Board and Chief Executive Officer
J. Scott Kirby	133,332	(c)	*
President
Robert D. Isom, Jr.	67,579	(d)	*
Executive Vice President and Chief Operating Officer
Stephen L. Johnson	46,139	(e)	*
Executive Vice President—Corporate and Government Affairs
Derek J. Kerr	55,708	(f)	*
Executive Vice President and Chief Financial Officer
Matthew J. Hart	55,533	(g)	*
Director
Richard C. Kraemer	84,942	(h)	*
Director
Cheryl G. Krongard	51,827	(i)	*
Director
Bruce R. Lakefield	51,827	(j)	*
Vice Chairman and Director
Denise M. O’Leary	69,645	(k)	*
Director
George M. Philip	51,827	(l)	*
Director
William J. Post	4,807	(m)	*
Director
All directors and executive officers as a group (13 persons)	1,621,003	(n)	*

*	Represents less than 1% of the outstanding shares of US Airways Group’s common stock.
(a)	Beneficial ownership as reported in the table has been determined in accordance with SEC rules and regulations and includes shares of US Airways Group’s common stock that may be issued upon the exercise of stock options that are exercisable within 60 days of May 24, 2013 and RSUs that vest within 60 days of May 24, 2013. Pursuant to SEC rules and regulations, all shares not currently outstanding which are subject to stock options exercisable within 60 days of May 24, 2013 and RSUs that vest within 60 days of May 24, 2013, are deemed to be outstanding for the purpose of computing “Percent of Class” held by the holder thereof but are not deemed to be outstanding for the purpose of computing the “Percent of Class” held by any other stockholder. Beneficial ownership as reported in the table above excludes shares of US Airways Group’s common stock that may be issued upon the exercise of SARs that are exercisable within 60 days of May 24, 2013. The number of shares that will be received upon exercise of such SARs is not currently determinable and therefore is not included in the table above because each SAR gives the holder the right to receive the excess of the market price of one share of stock at the exercise date over the exercise price, which is not determinable until the date of exercise.
(b)

Includes 588,625 shares held directly and 309,375 shares underlying stock options. Excludes 344,695 unvested RSUs. Excludes the following SARs: (i) 196,000 SARs at an exercise price of $19.30; (ii) 120,000

SARs at an exercise price of $38.44; (iii) 90,000 SARs at an exercise price of $45.01; (iv) 196,820 SARs at an exercise price of $8.84; (v) 275,000 SARs at an exercise price of $6.70; (vi) 849,000 SARs at an exercise price of $3.10; (vii) 231,060 SARs at an exercise price of $7.42; (viii) 160,357 SARs at an exercise price of $8.14; and (ix) 98,250 SARs at an exercise price of $7.62.
(c)	Includes 112,707 shares held directly and 20,625 shares underlying stock options. Excludes 241,312 unvested RSUs. Excludes the following SARs: (i) 82,500 SARs at an exercise price of $19.30; (ii) 18,000 SARs at an exercise price of $38.44; (iii) 37,500 SARs at an exercise price of $46.11; (iv) 31,500 SARs at an exercise price of $45.01; (v) 70,881 SARs at an exercise price of $8.84; (vi) 95,753 SARs at an exercise price of $6.70; (vii) 237,919 SARs at an exercise price of $3.10; (viii) 126,025 SARs at an exercise price of $7.42; (ix) 112,262 SARs at an exercise price of $8.14; and (x) 68,782 SARs at an exercise price of $7.62.
(d)	Includes 67,579 shares held directly. Excludes 137,161 unvested RSUs. Excludes the following SARs: (i) 70,000 SARs at an exercise price of $31.14; (ii) 101,630 SARs at an exercise price of $8.84; (iii) 143,855 SARs at an exercise price of $6.70; (iv) 292,000 SARs at an exercise price of $3.10; (v) 63,809 SARs at an exercise price of $8.14; and (vi) 39,096 SARs at an exercise price of $7.62.
(e)	Includes 46,139 shares held directly. Excludes 137,161 unvested RSUs. Excludes the following SARs: (i) 175,000 SARs at an exercise price of $2.80; (ii) 275,000 SARs at an exercise price of $3.10; (iii) 63,809 SARs at an exercise price of $8.14; and (iv) 39,096 SARs at an exercise price of $7.62.
(f)	Includes 55,708 shares held directly. Excludes 137,161 unvested RSUs. Excludes the following SARs: (i) 51,500 SARs at an exercise price of $19.30; (ii) 12,500 SARs at an exercise price of $38.44; (iii) 12,500 SARs at an exercise price of $45.01; (iv) 26,020 SARs at an exercise price of $8.84; (v) 51,020 SARs at an exercise price of $6.70; (vi) 25,000 SARs at an exercise price of $7.65; (vii) 292,000 SARs at an exercise price of $3.10; (viii) 63,809 SARs at an exercise price of $8.14; and (ix) 39,096 SARs at an exercise price of $7.62.
(g)	Includes 45,077 shares held directly, 2,550 shares held indirectly for the benefit of Mr. Hart’s children, and 7,906 shares underlying stock options.
(h)	Includes 62,442 shares held directly, 6,000 shares held indirectly for the benefit of Chartwell Investments, LLLP, and 16,500 shares underlying stock options.
(i)	Includes 43,577 shares held directly and 8,250 shares underlying stock options.
(j)	Includes 43,577 shares held directly and 8,250 shares underlying stock options.
(k)	Includes 53,145 shares held directly and 16,500 shares underlying stock options.
(l)	Includes 43,577 shares held directly and 8,250 shares underlying stock options.
(m)	Includes 4,807 shares held directly.
(n)	Includes 1,216,797 shares held directly, 2,550 shares held indirectly for the benefit of a director’s children, 6,000 shares held indirectly for the benefit of Chartwell Investments, LLLP, and 395,656 shares underlying stock options held by US Airways Group’s executive officers and directors as a group. Excludes 1,134,651 shares underlying unvested RSUs and 5,293,960 SARs.

The following table sets forth information regarding the beneficial ownership of US Airways Group’s common stock as of May 24, 2013 for each person known to US Airways Group to be the beneficial owner of more than 5% of US Airways Group’s outstanding common stock.

	Common Stock Beneficially Owned
Name of Beneficial Owner and Relationship to Company	Amount and Nature of Beneficial Ownership		Percent of Class
FMR, LLC 82 Devonshire Street Boston, MA 02109	16,857,109	(a)	10.3%

Appaloosa Management L.P. 51 John F. Kennedy Parkway Short Hills, NJ 07078	12,069,029	(b)	7.4%

Whitebox Advisors, LLC 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	11,807,340	(c)	7.2%

The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	10,931,725	(d)	6.7%

BlackRock, Inc. 40 East 52nd Street New York, NY 10022	9,778,094	(e)	6.0%

Wellington Management Company, LLP 280 Congress Street Boston, MA 02210	9,030,353	(f)	5.5%

Caxton International Limited Maples Corporate Services (BVI) Ltd. Kingston Chambers P.O. Box 173 Road Town, Tortola B.V.I.	8,762,849	(g)	5.4%

(a)	The amount shown and the following information are derived solely from Amendment No. 11 to the Schedule 13G filed by FMR, LLC (FMR), reporting beneficial ownership as of December 31, 2012. According to the amended Schedule 13G, FMR has sole dispositive power over 16,857,109 shares and sole voting power over 2,300 shares of US Airways Group’s common stock. Fidelity Management & Research Company (Fidelity), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 16,857,109 shares of US Airways Group’s common stock as a result of acting as investment adviser to various investment companies (the Funds). Each of Edward C. Johnson 3d (Chairman of FMR), FMR (through its control of Fidelity), and the Funds has sole power to dispose of the 16,857,109 shares owned by the Funds. Members of Mr. Johnson’s family may be deemed to form a controlling group with respect to FMR. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees.
(b)

The amount shown and the following information is derived solely from the Schedule 13G filed by Appaloosa Investment Limited Partnership (AILP), Palomino Fund Ltd. (Palomino), Thoroughbred Fund L.P. (TFLP), Thoroughbred Master Ltd. (TML), Appaloosa Management L.P. (AMLP), Appaloosa Partners Inc. (API), and David A. Tepper (collectively, the Appaloosa Entities), reporting beneficial ownership as of December 31, 2012. According to the Schedule 13G, AILP is the beneficial owner of 3,725,004 shares of US Airways Group’s common stock and has shared voting power and dispositive power over 3,725,004 shares of US Airways Group’s common stock. Palomino is the beneficial owner of 5,656,864 shares of US Airways Group’s common stock and has shared voting power and dispositive power over 5,656,864 shares of US Airways Group’s common stock. TFLP is the beneficial owner of 1,306,230 shares of US Airways

Group’s common stock and has shared voting power and dispositive power over 1,306,230 shares of US Airways Group’s common stock. TML is the beneficial owner of 1,308,931 shares of US Airways Group’s common stock and has shared voting power and dispositive power over 1,308,931 shares of US Airways Group’s common stock. Each of AMLP, API, and Mr. Tepper is the beneficial owner of 12,069,029 shares of US Airways Group’s common stock and has shared voting power over 12,069,029 shares and shared dispositive power over 12,069,029 shares of US Airways Group’s common stock. Mr. Tepper is the sole stockholder and the President of API. API is the general partner of, and Mr. Tepper owns a majority of the limited partnership interest in, AMLP. AMLP is the general partner of AILP and TFLP, and acts as investment adviser to Palomino and TML.
(c)	The amount shown and the following information is derived solely from the Schedule 13G filed by Whitebox Advisors, LLC (WA), Whitebox Multi-Strategy Advisors, LLC (WMSA), Whitebox Multi-Strategy Partners, L.P. (WMSP), Whitebox Multi-Strategy Fund, L.P. (WMSFLP), Whitebox Multi-Strategy Fund, Ltd. (WMSFLTD), Whitebox Concentrated Convertible Arbitrage Advisors, LLC (WCCAA), Whitebox Concentrated Convertible Arbitrage Partners, L.P. (WCCAP), Whitebox Concentrated Convertible Arbitrage Fund , L.P. (WCCAFLP), Whitebox Concentrated Convertible Arbitrage Fund, Ltd. (WCCAFLTD), Pandora Select Advisors, LLC (PSA), Pandora Select Partners, L.P. (PSP), Pandora Select Fund, L.P. (PSFLP), Pandora Select Fund, Ltd. (PSFLTD), Whitebox Long Short Equity Fund (WLSEF), and HFR RVA Combined Master Trust (HFR) (collectively, the Whitebox Entities), reporting beneficial ownership as of December 31, 2012. According to the Schedule 13G/A, WA, in its capacity as investment adviser to its client, is the beneficial owner of 11,807,340 shares of US Airways Group’s common stock and has shared voting power and dispositive power over 11,807,340 shares of US Airways Group’s common stock. Each of WMSA, WMSP, WMSFLP, and WMSFLTD is the beneficial owner of 4,499,107 shares of US Airways Group’s common stock and has shared voting power and dispositive power over 4,499,107 shares of US Airways Group’s common stock. Each of WCCAA, WCCAP, WCCAFLP, and WCCAFLTD is the beneficial owner of 5,114,661 shares of US Airways Group’s common stock and has shared voting power over 5,114,661 shares and shared dispositive power over 5,114,661 shares of US Airways Group’s common stock. Each of PSA, PSP, PSFLP and PSFLTD is the beneficial owner of 1,771,773 shares of US Airways Group’s common stock and has shared voting power and dispositive power over 1,771,773 shares of US Airways Group’s common stock. WLSEF is the beneficial owner of 11,101 shares of US Airways Group’s common stock and has shared voting power and dispositive power over 11,101 shares of US Airways Group’s common stock. HFR is deemed to beneficially own 410,698 shares of US Airways Group’s common stock as a result of its ownership of debt securities convertible into shares of US Airways Group’s common stock. As a result of the relationship described in the Schedule 13G filed by the Whitebox Entities, each of WA, WMSA, WMSFLP, WMSFLTD, WCCAA, WCCAFLP, WCCAFLTD, PSA, PSFLP, and PSFLTD may be deemed to possess indirect beneficial ownership of the shares of US Airways Group’s common stock owned by each of WMSP, WLSEF, WCCAP, PSP, and HFR. The Whitebox Entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Exchange Act. Each of WA, WMSA, WMSFLP, WMSFLTD, WCCAA, WCCAFLP, WCCAFLTD, PSA, PSFLP, and PSFLTD disclaims indirect beneficial ownership of the shares of US Airways Group’s stock except to the extent of its pecuniary interest in such shares. The address of the business office of WA, WMSA, WMSFLP, WCCAA, WCCAFLP, WLSEF, PSA, and PSFLP is 3033 Excelsior Boulevard, Suite 300, Minneapolis, MN 55416. The address of the business office of WMSP, WMSFLTD, WCCAP, WCCAFLTD, PSP, and PSFLTD is Appleby Corporate Services (BVI) Limited, Jayla Place, P.O. Box 3190, Road Town, Tortola, British Virgin Islands. The address of the business office of HFR is HFR RVA Combined Master Trust, 65 Front Street, Hamilton, HM 11, Bermuda.
(d)

The amount shown and the following information is derived solely from the Schedule 13G filed by The Vanguard Group, reporting beneficial ownership as of December 31, 2012. According to the Schedule 13G, Vanguard, in its capacity as investment adviser, has sole voting power over 225,421 shares, sole dispositive power over 10,707,904 shares, and shared dispositive power over 223,821 shares of US Airways Group’s common stock. Vanguard Fiduciary Trust Company (VFTC), a wholly-owned subsidiary of The Vanguard Group is the beneficial owner of 223,821 shares of US Airways Group’s common stock as a result of VFTC serving as an investment manager of collective trust accounts. Vanguard Investments Australia, Ltd. (VIA), a wholly-owned subsidiary of The Vanguard Group is the beneficial owner of 1,600 shares of the outstanding shares of US Airways Group’s common stock as a result of VIA serving as investment manager of Australian investment offerings.
(e)	The amount shown and the following information is derived solely from the Schedule 13G/A filed by BlackRock, Inc., reporting beneficial ownership as of December 31, 2012. According to the Schedule 13G/A, BlackRock, in its capacity as a parent holding company or control person, has sole voting power over 9,778,094 shares and sole dispositive power over 9,778,094 shares of US Airways Group’s common stock. The following subsidiaries acquired the shares being reported on the Schedule 13G by BlackRock, none of which owns 5% or greater of the outstanding shares of US Airways Group’s common stock: BlackRock Advisors, LLC, BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock Life Limited, BlackRock Asset Management Australia Limited, BlackRock Asset Management Canada Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock International Limited, BlackRock Institutional Trust Company, N.A., and BlackRock Japan Co. Ltd.
(f)	The amount shown and the following information is derived solely from the Schedule 13G filed by Wellington Management Company, LLP, reporting beneficial ownership as of December 31, 2012. According to the Schedule 13G, Wellington Management, in its capacity as investment adviser, has shared voting power over 6,783,848 shares and shared dispositive power over 9,030,353 shares of US Airways Group’s common stock. These shares of common stock are owned of record by clients of Wellington Management. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares.
(g)	The amount shown and the following information is derived solely from the Schedule 13G filed by Caxton International Limited (Caxton International), Caxton Associates LP (Caxton Associates), Andrew E. Law, Timothy A. Tacchi, and TT International, reporting beneficial ownership as of December 31, 2012. According to the Schedule 13G, Caxton International, in its capacity as investment adviser, has shared voting power over 8,762,849 shares and shared dispositive power over 8,762,849 shares of US Airways Group’s common stock. Each of Caxton Associates, trading adviser to Caxton International, and Mr. Law, chairman and chief executive officer of Caxton Associates, could be deemed to beneficially own 8,762,849 shares of US Airways Group’s common stock by reason of their voting and dispositive power with respect to Caxton International and each has shared voting power over 8,762,849 shares and shared dispositive power over 8,762,849 shares of US Airways Group’s common stock. Each of Mr. Tacchi, Senior General Partner of TT International, and TT International could be deemed to beneficially own 1,292,672 shares of US Airways Group’s common stock by reason of their voting and dispositive power with respect to Caxton International and 772,241 shares of US Airways Group’s common stock by reason of their voting and dispositive power with respect to certain assets of other clients of TT International and each has shared voting power over 2,064,913 shares and shared dispositive power over 2,064,913 shares of US Airways Group’s common stock.

PROPOSAL 5: US AIRWAYS GROUP AUDITOR RATIFICATION

The audit committee of US Airways Group’s board of directors, in accordance with its charter and authority delegated to it by the board of directors, has appointed the firm of KPMG LLP to serve as US Airways Group’s independent registered public accounting firm for the fiscal year ending December 31, 2013, and the US Airways Group board of directors has directed that such appointment be submitted to US Airways Group’s stockholders for ratification at the 2013 Annual Meeting of Stockholders. KPMG LLP has served as US Airways Group’s independent auditors for more than 17 years. US Airways Group’s audit committee considers KPMG LLP to be well qualified. If the stockholders do not ratify the appointment of KPMG LLP, the audit committee will reconsider the appointment.

A representative of KPMG LLP will be present at the 2013 Annual Meeting of Stockholders and will have an opportunity to make a statement if he or she desires to do so. The representative will also be available to respond to appropriate questions from stockholders.

The audit committee of the board of directors of US Airways Group and the board of directors of US Airways Group unanimously recommend that the stockholders vote “FOR” the proposal to ratify the appointment of KPMG LLP as US Airways Group’s independent registered public accounting firm.

Independent Registered Public Accounting Firm Fees

The following table presents fees for professional services rendered by KPMG LLP for the audits of the financial statements of US Airways Group and its subsidiaries as of and for the fiscal years ended December 31, 2012 and 2011, as well as fees for other services rendered by KPMG LLP during these periods.

	Fiscal 2012	Fiscal 2011
Audit Fees	$2,190,000	$2,169,700
Audit-Related Fees	371,900	428,100
Tax Fees	34,700	22,400
All Other Fees	—	—

Total	$2,596,600	$2,620,200

“Audit Fees” for the fiscal years ended December 31, 2012 and 2011 were for professional services rendered for the audits of the annual financial statements included in US Airways Group’s annual report on Form 10-K (including fees for the audits of internal control over financial reporting as required by Section 404 of SOX), quarterly review of the financial statements included in US Airways Group’s quarterly reports on Form 10-Q and services rendered in connection with SEC filings.

“Audit-Related Fees” for the fiscal years ended December 31, 2012 and 2011 were for statutory audits, services rendered in connection with securities offerings and other SEC filings, significant auditing work on transactions and consultations concerning financial accounting and reporting standards.

“Tax Fees” for the fiscal years ended December 31, 2012 and 2011 were for U.S. and international tax compliance.

There were no fees that fall into the classification of “All Other Fees” for the fiscal years ended December 31, 2012 and 2011.

Audit Committee Disclosure

The audit committee of the US Airways Group board of directors has determined that the rendering of the permitted non-audit services during the 2012 fiscal year by KPMG LLP is compatible with maintaining the independent registered accounting firm’s independence.

Policy on Audit Committee Pre-Approval

The audit committee of the US Airways Group board of directors is responsible for appointing, setting compensation for, and overseeing the work of the independent registered public accounting firm. The audit committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by US Airways Group’s independent registered public accounting firm. The policy generally pre-approves certain specified services in the defined categories of audit services, audit-related services, tax services and permitted non-audit services up to specified amounts, and sets requirements for specific case-by-case pre-approval of discrete projects. Pre-approval may be given as part of the audit committee’s approval of the scope of the engagement of US Airways Group’s independent registered public accounting firm or on an individual basis. The chair of the audit committee has been delegated the authority by the audit committee to pre-approve the engagement of the independent auditors when the entire audit committee is unable to do so, but any pre-approval decisions must be presented to the full audit committee at its next scheduled meeting. The audit committee has delegated US Airways Group’s vice president and controller to monitor the performance of all services provided by the independent auditor and to determine whether these services are in compliance with the pre-approval policy. The vice president and controller is required to report the results of his monitoring to the audit committee on a periodic basis. The policy prohibits retention of the independent registered public accounting firm to perform prohibited non-audit functions as defined in Section 201 of SOX or the rules of the SEC, and also considers whether the proposed services are compatible with the independence of the independent registered public accounting firm. All non-audit services provided by KPMG LLP during fiscal years 2012 and 2011 were pre-approved in accordance with the pre-approval policy described above.

US AIRWAYS GROUP AUDIT COMMITTEE REPORT

The audit committee of the US Airways Group board of directors has reviewed and discussed with US Airways Group’s management US Airways Group’s audited consolidated financial statements for the fiscal year ended December 31, 2012.

The audit committee has discussed with KPMG LLP, US Airways Group’s independent registered public accounting firm for the fiscal year ending December 31, 2012, the matters required to be discussed with the audit committee under Statement on Auditing Standards No. 61, “Communication with Audit Committees,” and Rule 2-07 of Regulation S-X, “Communication with Audit Committees.”

The audit committee has received the written disclosures and the letter from KPMG LLP regarding its independence as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor’s communications with the audit committee that might bear on the firm’s independence, and has discussed with KPMG LLP its independence and has considered the compatibility of the non-audit services provided by KPMG LLP with respect to maintenance of that independence.

In reliance on the reviews and discussions referred to above, the audit committee recommended to the board of directors of US Airways Group, and the board of directors of US Airways Group has approved, that the audited consolidated financial statements of US Airways Group for the fiscal year ended December 31, 2012 be included in US Airways Group’s Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the SEC.

Respectfully submitted,

US Airways Group Audit Committee

George M. Philip (Chair)

Matthew J. Hart

Richard C. Kraemer

Denise M. O’Leary

This report of the audit committee of US Airways Group’s board of directors is not deemed to be “soliciting material” or to be “filed” with the SEC or subject to the SEC’s proxy rules or the liabilities of Section 18 of the Exchange Act, and the report will not be deemed to be incorporated by reference into any prior or subsequent filing by US Airways Group under the Securities Act or the Exchange Act.

PROPOSAL 6: US AIRWAYS GROUP SAY-ON-PAY ADVISORY VOTE

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 enables US Airways Group’s stockholders to vote to approve, on a non-binding, advisory basis, the compensation of its named executive officers as disclosed in this proxy statement/prospectus pursuant to the compensation disclosure rules of the SEC.

The compensation and human resources committee and the board of directors of US Airways Group believe that the compensation practices of US Airways Group align its executive compensation structure with stockholders’ interests and current market practices. US Airways Group’s compensation strategy is designed to provide a total compensation package that will not only attract and retain high-caliber executive officers and employees, but will also align employee contributions with corporate objectives and stockholder interests. US Airways Group’s compensation programs are designed to be flexible and complementary and to collectively meet its compensation objectives.

Highlights of US Airways Group’s compensation program include:

•

a commitment to pay-for-performance with a substantial portion of each named executive officer’s compensation being “at-risk” and subject to important financial performance measures aligned with stockholder interests. US Airways Group makes a significant portion of its executives’ compensation variable, at risk, and tied directly to measurable performance. Consistent with this focus, the largest portion of the executives’ compensation is in the form of performance-based annual cash and long-term equity incentives;

•	a compensation package that focuses on both short and long-term goals, encouraging executives to focus on the success of US Airways Group both during the immediate fiscal year and for the future;

•

consistent with US Airways Group’s focus on maintaining a cost advantage versus its principal competitors, compensation that is targeted below that of the other large network airlines. For instance, for 2012, total direct compensation for its chief executive officer, as reported in the “US Airways Group Executive Compensation—Summary Compensation Table” beginning on page 326, was the lowest of, and 53% below the average for, the other large network airlines (using 2011 proxy compensation data reported in 2012 for Delta Air Lines and United Airlines);

•

a continued commitment to good compensation governance practices where compensation packages are consistent with market practice and are reasonable in light of US Airways Group’s and each individual officer’s performance, as well as good disclosure practices; and

•

clawback provisions for all incentive compensation paid to the named executive officers and stock ownership guidelines that further align its named executive officers’ long-term interests with those of its stockholders.

Stockholders are urged to read the section entitled “US Airways Group Compensation Discussion and Analysis” beginning on page 310 for more information about US Airways Group’s compensation practices, which reflect its compensation philosophy.

US Airways Group is asking its stockholders to indicate their support for US Airways Group’s named executive officer compensation as described in this proxy statement/prospectus pursuant to the compensation disclosure rules of the SEC. This proposal, commonly known as a “say-on-pay” proposal, gives stockholders the opportunity to express their views on the named executive officers’ compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of US Airways Group’s executive officers and the philosophy, policies, and practices of US Airways Group described in this proxy statement/prospectus. Accordingly, US Airways Group is asking its stockholders to vote “FOR” the following resolution at the 2013 Annual Meeting of Stockholders:

“RESOLVED, that US Airways Group’s stockholders approve, on a non-binding, advisory basis, the compensation of US Airways Group’s named executive officers pursuant to the compensation disclosure rules of the SEC as described in the US Airways Group Compensation Discussion and Analysis section, the compensation tables, narrative discussion, and any related material disclosed in US Airways Group’s proxy statement/prospectus for the 2013 Annual Meeting of Stockholders.”

The say-on-pay vote is advisory, and therefore not binding on US Airways Group, the compensation and human resources committee, or its board of directors. US Airways Group’s board of directors and compensation and human resources committee value the opinions of US Airways Group’s stockholders and will consider the outcome of this advisory vote when making future decisions about executive compensation.

The US Airways Group board of directors has adopted a policy providing for an annual say-on-pay advisory vote. Unless the US Airways Group board of directors modifies its policy on the frequency of future say-on-pay advisory votes or the Merger is completed, the next say-on-pay advisory vote will be held at the 2014 annual meeting of stockholders of US Airways Group.

The US Airways Group board of directors unanimously recommends that the stockholders vote “FOR” the approval of the compensation of the US Airways Group named executive officers.

US AIRWAYS GROUP COMPENSATION DISCUSSION AND ANALYSIS

General

This section discusses the principles underlying the compensation policies of the executive officers of US Airways Group who are named in the “US Airways Group Executive Compensation—Summary Compensation Table” beginning on page 326. The “named executive officers” for 2012 are W. Douglas Parker, chairman of the board and chief executive officer; J. Scott Kirby, president; Robert D. Isom, Jr., executive vice president and chief operating officer; Stephen L. Johnson, executive vice president—corporate and government affairs; and Derek J. Kerr, executive vice president and chief financial officer.

The compensation strategy of US Airways Group is designed to provide a total compensation package that will not only attract and retain high-caliber executive officers and employees, but one that will also align employee contributions with the corporate objectives and stockholder interests. The compensation programs of US Airways Group are designed to be flexible and complementary and to collectively meet the compensation objectives discussed below.

Outstanding 2012 Results

2012 was an outstanding year for US Airways Group strategically, financially and operationally, and for its 32,000 employees, customers, and stockholders. US Airways Group achieved the following results:

•

Following extensive work during 2012, in February 2013, US Airways Group reached agreement with AMR regarding the Merger. The Merger will create a premier global airline that will have the scale, breadth, and capabilities to compete more effectively and profitably in the global marketplace.

•

Full year 2012 net profit excluding net special items of a record $537 million, or $2.79 per diluted share. This is a 384% improvement over the 2011 net profit of $111 million excluding net special items, or $0.68 per diluted share. On a GAAP basis, US Airways Group reported a record net profit of $637 million, or $3.28 per diluted share, for 2012, up 797% over the 2011 net profit of $71 million, or $0.44 per diluted share.

•	Full year 2012 total revenues of a record $13.8 billion, up 5.9% versus 2011.

•

$19 million in operational performance payouts and $61 million in profit share payouts to US Airways Group employees as a result of consistently excellent operating and customer service results including new monthly baggage performance records for 12 consecutive months since December 2011, three first place DOT baggage handling rankings in 2012 and three first place DOT on-time performance rankings among the large network hub-and-spoke airlines.

•

During 2012 and through the beginning of 2013, US Airways Group agreed to and ratified four new CBAs with unions representing US Airways Group employees and entered into contingent labor agreements with the three unions representing AMR’s employees.

•

US Airways Group’s stock price increased from $5.07 to $13.50 during 2012, reflecting a one-year TSR of 166%. The stock appreciation also yielded a three-year TSR of 179%. Following year end, US Airways Group’s stock price has continued to rise, closing at $16.14 per share on April 12, 2013.

For a reconciliation of the non-GAAP net profit metric discussed above to GAAP financial measures, see pages 41-42 of the Annual Report on Form 10-K filed on February 20, 2013 by US Airways Group.

Executive Compensation and Cost Advantage

Consistent with the focus on maintaining a cost advantage versus its principal competitors, in 2012 US Airways Group paid total compensation to the named executive officers that was well below that of the other large network airlines. For instance, for 2012, total direct compensation for the chief executive officer, as reported in the “US

Airways Group Executive Compensation—Summary Compensation Table” beginning on page 326, was the lowest of, and 53% below the average for, the other large network airlines (using 2011 proxy compensation data reported in 2012 for Delta Air Lines and United Airlines).

Continued Commitment to Pay-for-Performance

US Airways Group believes that a significant portion of its executives’ compensation should be variable, at risk, and tied directly to measurable performance. Consistent with this focus, the largest portion of the executives’ compensation is in the form of variable cash and long-term equity incentives. For 2012, 90% of the chief executive officer’s total compensation was variable (pay elements other than fixed base pay) and dependent on company results. For the other named executive officers, on average, 87% of their 2012 compensation was comprised of variable pay. Of the variable amount, 70% (or 61% of total compensation) was tied to increasing long-term stockholder value by directly linking compensation to TSR or increased share price. This compensation is in the form of long-term cash compensation that will be earned, if at all, subject to US Airways Group’s TSR relative to that of other airlines, or is in the form stock-based compensation that is subject to vesting over time. As a result, the compensation ultimately realized by the named executive officers will be significantly determined by the financial performance, and the performance of the stock, of US Airways Group and, therefore, very significantly aligned with the interests of US Airways Group’s stockholders.

Strong 2012 Performance Resulted in Higher Cash Incentive Compensation

The cash incentive compensation received by the named executive officers for their service during 2012 was largely driven by US Airways Group’s strong 2012 financial performance. US Airways Group 2012 AIP payments to the named executive officers were at maximum because payouts under that program were determined based on pre-established pre-tax income goals that were fully realized at above the maximum level. For 2012, US Airways Group achieved $635 million in pre-tax income excluding special items and profit sharing and annual incentive programs, significantly exceeding the maximum pre-tax income goal of $400 million under the US Airways Group 2012 AIP. As a result, the named executive officers received bonus payouts under the program at 200% of target, which is capped at 200% of base pay. Also, maximum payouts were made under the 2010-2012 cash-based LTIPP, which provides a cash incentive tied to the ranking of US Airways Group for relative TSR over rolling three-year performance cycles as measured against a pre-defined competitive peer group. For the cycle ended December 31, 2012, the TSR of US Airways Group ranked number one out of the ten airlines resulting in payouts made under this program at 200% of base salary for the chief executive officer, 200% of base salary for the president and 175% of base salary for the executive vice presidents.

Continued Commitment to Good Compensation Governance

US Airways Group maintains several policies to ensure that its compensation policies are consistent with good governance standards. These include:

•	ensuring named executive officers will not be entitled to guaranteed, non-performance-based bonuses;

•

ensuring perquisites and other personal benefits do not constitute a significant portion of a named executive officer’s compensation and are consistent with customary senior executive benefits within the airline industry;

•	a policy against entering into agreements with any current or future named executive officer that provides for home loss buyout relocation benefits; and

•

a policy against entering into new agreements with any named executive officer that contains tax gross-up provisions with respect to payments contingent upon a change in control (subject to certain exceptions applicable to newly-hired executives).

In addition, unlike several of the airline competitors, US Airways Group does not offer any defined benefit pension arrangement or nonqualified deferred compensation plans or arrangements to any of its named executive officers. US Airways Group discourages excessive risk-taking and prohibits executive officers from hedging its stock. Also, to further align compensation programs with leading practices, US Airways Group’s board of directors has implemented clawback provisions for all incentive compensation paid to the named executive officers, including payouts under the cash incentive programs and all equity awards, and has implemented stock ownership guidelines that further align the named executive officers’ long-term interests with those of US Airways Group’s stockholders. Consistent with leading practices and US Airways Group’s policy to do so annually, early in 2013, management conducted a comprehensive compensation risk assessment process, discussed the process and results with outside counsel and the compensation and human resources committee’s compensation consultant, and reported to the committee that, in management’s opinion, the compensation programs of US Airways Group do not create excessive risk-taking incentives that could have a material adverse effect on US Airways Group.

2012 Stockholder Approval of US Airways Group’s Executive Compensation

At the 2012 annual meeting of stockholders, US Airways Group’s stockholders voted, in non-binding advisory votes, to approve the compensation of the named executive officers (with an approval representing over 81% of the shares represented in person or by proxy at the meeting and entitled to vote). US Airways Group’s compensation and human resources committee reviewed the result of the stockholders’ advisory vote on executive compensation and in light of the approval by a substantial majority of stockholders, did not implement changes to the executive compensation programs as a result of the vote. The committee will continue to endeavor to ensure that management’s interests are aligned with those of stockholders and support long-term value creation.

Total Realized Compensation

The Total Realized Compensation Table below shows the compensation actually realized by the named executive officers in each of the last three years. This information is not intended as, nor should it be considered as, a substitute for the Summary Compensation Table on page 326, which is required by SEC regulations. The primary difference between the two tables arises from the accounting value attributed to equity awards at grant in the Summary Compensation Table while the Total Realized Compensation Table below shows the cash value actually realized by an executive officer exercising equity awards or having equity awards vest in a given year.

Total Realized Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(a) ($)	Option Awards(a) ($)	Non- Equity Incentive Plan Compen- sation(b) ($)	All Other Compen- sation ($)	Total Realized Compen- sation ($)	Total Compen- sation as Reported in SCT(c) ($)	Difference Between Realized Compen- sation and Reported Compen- sation ($)
W. Douglas Parker	2012	550,000	0	524,208	0	2,200,000	47,821	3,322,029	5,491,616	(2,169,587)
Chairman of the Board and Chief Executive Officer	2011	550,000	0	136,242	0	466,813	63,915	1,216,970	3,824,762	(2,607,792)
	2010	550,000	0	185,489	0	987,800	100,762	1,824,051	2,757,981	(933,930)
J. Scott Kirby	2012	535,604	0	366,987	0	2,164,236	26,879	3,093,706	4,612,574	(1,518,868)
President	2011	519,415	0	94,510	0	392,347	24,002	1,030,274	2,856,791	(1,826,517)
	2010	510,000	0	129,044	0	775,200	30,772	1,445,016	2,092,579	(647,563)
Robert D. Isom, Jr.	2012	472,592	0	208,600	0	1,790,269	49,502	2,520,963	3,384,280	(863,317)
Executive Vice President and Chief Operating Officer	2011	458,308	0	70,372	0	314,717	34,372	877,769	1,899,304	(1,021,535)
	2010	450,000	0	181,187	1,222,020	684,000	42,991	2,580,198	1,754,480	825,718
Stephen L. Johnson	2012	446,337	0	208,600	0	1,690,809	24,762	2,370,508	3,233,825	(863,317)
Executive Vice President— Corporate & Gov’t Affairs	2011	432,846	0	0	0	297,232	34,476	764,554	1,856,461	(1,091,907)
	2010	425,000	0	0	0	1,150,688	35,919	1,611,607	2,189,096	(577,489)
Derek J. Kerr	2012	420,081	0	229,831	0	1,591,350	28,341	2,269,603	3,111,689	(842,086)
Executive Vice President and Chief Financial Officer	2011	407,385	0	50,779	0	319,748	26,951	804,863	1,845,991	(1,041,128)
	2010	388,750	0	42,475	1,259,980	608,000	28,700	2,327,905	1,602,939	724,966

(a)	Total realized compensation represents the value realized from the exercise of SARs and the vesting of RSUs (as reflected in the “Option Exercises and Stock Vested” table on page 329).
(b)	Consists of payments under the annual incentive program and under the LTIPP as a result of the performance of US Airways Group.
(c)	Reflects total compensation as reported in the section entitled “US Airways Group Executive Compensation—Summary Compensation Table” beginning on page 326, in accordance with SEC regulations.

Determination of Compensation

Role of the Compensation and Human Resources Committee in Compensation Decisions

The compensation and human resources committee of US Airways Group administers the compensation program for all officers, including the named executive officers. The committee is comprised of four independent directors, each of whom is a “non-employee director” under Rule 16b-3 of the Exchange Act and an “outside director” for purposes of Section 162(m) of the Code. The committee’s overarching goal is to create executive compensation programs that align management and stockholder interests over the long-term and that allow US Airways Group to recruit and retain a highly capable management team. The committee considers management input on its executive compensation programs but relies on its outside consultant, Towers Watson, for perspective and leading practice guidance. Towers Watson also provides leading practice data for the airline industry and Fortune 500 companies generally.

Some of the elements US Airways Group considers when designing compensation policies include attrition, diversity, and executive development needs. Management also will from time to time bring matters to the attention of the committee that might require alterations to compensation policies, especially when they have identified specific areas that require additional executive talent or unique executive skills that US Airways Group may not currently have in place.

Use of Compensation Consultants

The compensation and human resources committee has worked since 2007 with Towers Watson as its independent compensation consultant to assist in administering the executive compensation program. Since that time, Towers Watson has provided compensation counsel and helped establish performance metrics for the annual and long-term incentive programs.

Towers Watson assists US Airways Group by comparing specific elements of its compensation programs to other airlines, including American, Delta Air Lines, Southwest Airlines, and United Airlines, as well as to other broader market data covering companies of similar size (generally between $10 billion and $15 billion in revenue). It is relevant to review compensation programs at other airlines because US Airways Group competes with them for executive talent, as well as to review broader market data as its executives’ skills are transferable to other industries. The compensation and human resources committee has sole authority with regard to the decision to retain Towers Watson and, while Towers Watson interacts with management from time to time in order to best coordinate with and deliver services to the committee, Towers Watson ultimately reports directly to the committee with respect to its executive compensation consulting advice. The total annual expense for the executive compensation advising services provided by Towers Watson to the committee during 2012 was approximately $125,000.

Management also engages Towers Watson to perform actuarial and benefit valuation services for US Airways Group that are not part of the executive compensation services provided to the committee. US Airways Group uses Towers Watson as its actuary to measure certain obligations for self-insured employee long-term disability, workers compensation claims, and employee post-retirement medical benefits for financial reporting purposes. Additionally, US Airways Group uses Towers Watson as its actuary to measure US Airways Group’s obligations related to a defined benefit pension plan covering certain Canadian employees. The total annual expense for this work during 2012 was approximately $400,000. To further strengthen the independence of the work being performed for the committee and for US Airways Group there is separation between the personnel at

Towers Watson that provide both of these services. The work conducted for management is generally provided by personnel at Towers Watson’s Calgary and Philadelphia offices while the services provided to the committee are provided by personnel in their Chicago and Los Angeles offices. The compensation and human resources committee has assessed whether the services provided by Towers Watson raised any conflicts of interest pursuant to the SEC and NYSE rules, and has concluded that no such conflicts of interest exist.

Compensation Policies and Objectives

The compensation programs of US Airways Group should motivate the management team to maximize stockholder value over time without creating unnecessary or excessive risk-taking that would have a material adverse effect on it. US Airways Group attempts to accomplish this by creating compensation programs that are designed to:

•	attract and retain high-quality, results-oriented leaders from within and outside of the airline industry;

•	align the interests of the leadership team and stockholders through stock-based compensation, subject to vesting over time, as well as annual and long-term performance incentive awards;

•	motivate the achievement of strategic, operational, and financial goals that are consistent with stockholder interests;

•	increase variable compensation as management responsibilities increase; and

•	provide a total compensation package that recognizes both individual and corporate performance.

The philosophy of US Airways Group centers on creating a total compensation program that is competitive with the airline industry and general industry, but one that recognizes the smaller size, scope, and breadth (and the consequent weaker profitability) of the network of US Airways Group versus other network peer airlines. US Airways Group maintains total direct compensation levels for its chief executive officer and the named executive officers that are below the network peers, which include American, Delta Air Lines, and United Airlines, but that do not fall so behind those airlines that US Airways Group risks key executive attrition. Some of the data US Airways Group considered during its discussions on retention focused on total direct compensation and how that amount compares to executive compensation at the network peers. For 2012, total direct compensation for US Airways Group’s chief executive officer, as reported in the section entitled “US Airways Group Executive Compensation—Summary Compensation Table” beginning on page 326, was the lowest of, and 53% below the average for, the other large network airlines (using 2011 proxy compensation data reported in 2012 for Delta Air Lines and United Airlines).

Executive Compensation Mix with an Emphasis on Performance-Based Pay

US Airways Group’s executive compensation structure includes fixed and performance-based pay. Specifically, the executive compensation consists of:

•	a base salary paid in cash;

•	an annual incentive program paid in cash;

•	a long-term incentive performance program paid in cash but calculated based on the relative performance of US Airways Group’s share price over a three-year period;

•	stock-based compensation that is subject to vesting over time; and

•	other employee benefits that the compensation and human resources committee has determined to be prevalent in the airline industry.

The overarching goal is to align executive and stockholder interests, so the executive compensation programs emphasize pay for performance (such that compensation is paid only if US Airways Group meets pre-determined performance targets) and equity-based compensation tied to the stock performance of US Airways

Group. For 2012, 90% of the chief executive officer’s total compensation was variable (pay elements other than fixed base pay) and dependent on company results. Of the variable amount, 70% (or 61% of total compensation) was tied to increasing long-term stockholder value by directly linking compensation to TSR or increased share price.

Salaries, annual incentive at target, and long-term incentives at target are each designed to provide on a combined basis a level of total cash compensation that ensures US Airways Group is competitive with other major airlines and reflects the relative responsibilities of its executives.

Base Salary

Base salaries provide fixed compensation that focuses on rewarding an executive’s scope of responsibility, competence, and performance. When setting base salaries, US Airways Group considers the following:

•	the executive’s level of responsibility, experience, and officer status;

•	the range of salaries for the particular level of executive in relation to that of the chief executive officer;

•	levels of market salaries among general industry and aviation industry; and

•	the evaluation of the executive’s performance over time.

While the goal is to establish competitive base salaries, US Airways Group is more focused on establishing a culture where creating value for its stockholders is always at the forefront of its leadership team’s decision-making. Over time, US Airways Group has reduced the emphasis on fixed compensation by establishing competitive base salaries that allow US Airways Group to recruit from other network airlines and general industry, but that also establish a heavier weighting towards pay-for-performance components.

This year, each of the named executive officers, other than the chief executive officer, received merit-based increases of 3% of their base salaries. This increase was comparable to percentage increases received by the other non-unionized work groups in 2012. At his own request, the chief executive officer continues to receive a base salary that has remained the same since he first took his position in September 2001. That base salary is $550,000. The base salaries earned by all of the named executive officers during 2012 are set forth in the “US Airways Group Executive Compensation—Summary Compensation Table” on page 326.

Annual Incentive Program

The executive officers and other key salaried employees have the opportunity to earn annual cash incentive awards under an annual incentive program if annual corporate goals are achieved and individual performance is consistent with predetermined performance criteria. Annual incentives also provide US Airways Group with a retention tool as employees in most cases generally must remain employed through the payment date in order to receive payment of any potential annual incentive program awards.

The US Airways Group 2012 AIP used pre-established financial and operational goals to drive results. In designing the performance criteria for the US Airways Group 2012 AIP, the compensation and human resources committee focused on establishing incentives designed to continue driving improved operational and financial performance so that, over the long-term, US Airways Group’s share price would ultimately reflect these positive results. For 2012, for the named executive officers, payouts under the US Airways Group 2012 AIP were tied solely to the achievement of pre-established financial goals.

The committee established a corporate financial performance goal for the US Airways Group 2012 AIP of pre-tax income excluding special items and profit sharing and annual incentive programs. For 2012, the threshold, target, and maximum performance levels for the financial metrics, as well as the corresponding annual incentive funding level, weighted in the manner described above, were as follows:

Financial Metric

	2012 Pre-tax Income Excluding Special Items and Profit Sharing and Annual Incentive Programs	Funding Level (100% of Total)
Threshold	$0	0%
Target	$200,000,000	100%
Maximum	$400,000,000	200%

Any performance falling between threshold, target, and maximum levels would result in a pro rata adjustment of funding level based on straight-line interpolation. Also in January 2012, the committee, after engaging in a review of compensation programs utilized by the network peer airlines and the airline industry in general, established the following target payout levels for the US Airways Group 2012 AIP. In addition, bonuses were capped at 200% of base salary.

Named Executive Officer	2012 Target Payout Level as a Percentage of Base Salary
W. Douglas Parker	125%
J. Scott Kirby	110%
Robert D. Isom, Jr.	100%
Derek J. Kerr	100%
Stephen L. Johnson	100%

Annual Incentive Program Results

As a result of the increase in profitability in 2012, US Airways Group achieved pre-tax income (as adjusted for special items and profit sharing and annual incentive programs) of $635 million, resulting in achievement of the pre-tax income goal at above the maximum level.

Performance Goal	2012 Target Performance Goal	Actual Performance	Funding Level (% of target)
2012 Pre-tax Income Excluding Special Items and Profit Sharing and Annual Incentive Programs (a)	$200,000,000	$635,000,000	200%

(a)	Represents income before income taxes for the year ended December 31, 2012 excluding special items (as detailed in the Current Report on Form 8-K filed by US Airways Group on January 23, 2013) and profit sharing and annual incentive programs.

Based on the funding level as described above, and subject to the discretion of the committee, each named executive officer was entitled to and received the maximum bonus capped at 200% of base salary.

US Airways Group’s 2013 annual incentive program is substantially similar to the US Airways Group 2012 AIP, except that the financial target and maximum pre-tax income levels have been increased.

Long-Term Incentive Performance Program

US Airways Group has a cash-based long-term incentive performance program to focus the management team’s efforts on stockholder return over a multi-year period. This program motivates executives to achieve long-term strategic goals consistent with stockholder interests and aligns the interests of management and stockholders by tying payment directly to the stock price performance of US Airways Group relative to that of other airlines, a measure which represents tangible returns for stockholders. In addition, long-term incentives provide a valuable retention tool, as employees in most cases must remain employed through the payment date, generally three years after grant, in order to receive payment of their long-term incentive program awards. In limited cases, there are exceptions for termination of employment due to retirement, death, or disability, as described under the section entitled “US Airways Group Executive Compensation—Potential Payments upon Termination or Change in Control” beginning on page 330.

The LTIPP provides a cash incentive if US Airways Group achieves a minimum threshold ranking for relative TSR, over rolling three-year performance cycles. The relative performance is ranked over the three-year period against a pre-defined group of airlines. At the end of each performance cycle, the amount of TSR, as calculated based on the price appreciation of the common stock of US Airways Group and the amount of any dividends paid during the performance cycle, is compared against the TSR of these airlines. The price appreciation component of TSR for each company is calculated by taking the average of the daily closing prices over the three-month period before the measurement date. The compensation and human resources committee chose TSR as measured over a multi-year period as the performance measure for the LTIPP because it is a measure commonly used in the airline industry. Establishing multi-year cycles makes the program effective on a long-term basis because it accommodates the highly volatile and cyclical nature of US Airways Group’s industry. Measuring TSR in relation to other airlines also encourages management to not only drive returns for stockholders but also to outperform the other U.S.-based airlines. The LTIPPs for awards beginning in 2011 are comprised of cash awards granted under the 2008 Plan. For performance periods commencing in 2012 and 2013, cash awards will be granted under the 2011 Plan.

At the beginning of each LTIPP cycle, incentive awards are set as a percentage of base salary, with higher percentages payable for higher level executives. This structure was designed to further the compensation goal of increasing the relative amount of compensation at risk as management responsibilities increase, and by making a higher proportion of the total compensation for higher level executives contingent upon achieving stated long-term corporate goals. The committee assigns a threshold, target, and maximum performance goal. A certain percentage of base salary is paid upon achieving each goal, and straight-line interpolation is applied to determine payouts for performance that falls between threshold and target and between target and maximum. Payment is generally made in cash within 60 days after the end of the performance cycle, but in no event later than March 15th following the year in which the performance cycle ends. The committee does not have discretion to increase or decrease the awards once a performance cycle has begun. However, the committee may discretionarily determine special performance cycles other than the usual three-year periods beginning each January 1, if it deems that action appropriate.

Cycle Ended December 31, 2012

In early 2010, the compensation and human resources committee established a three-year performance cycle commencing on January 1, 2010 and ending on December 31, 2012, and, with the assistance and advice of Watson Wyatt, the committee established TSR rankings in comparison to the following publicly traded airlines: AirTran Airways, Alaska Airlines, American, Continental Airlines, Delta Air Lines, Hawaiian Airlines, JetBlue Airways, Southwest Airlines, and United Airlines. These companies were chosen at the start of the cycle because at that time they reflected reasonable choices for potential investor capital. The committee also set target payout levels for the 2010-2012 performance cycle, which would have been achieved at a TSR rank of five out of the ten airlines at 125% of base salary at the chief executive officer level, 115% of base salary at the president level, and 100% of base salary at the executive vice president level, as shown in the chart below. US Airways Group’s TSR for the cycle ended December 31, 2012 ranked number one among the peer airlines resulting in maximum payments under this program for those results, as shown below.

	Payout as a % of Base Salary
TSR Relative Rank	CEO	President	EVP
1-2 of 10 (Maximum)	200%	200%	175%
3 of 10	175%	172%	150%
4 of 10	150%	143%	125%
5 of 10 (Target)	125%	115%	100%
6 of 10	90%	82%	72%
7 of 10 (Threshold)	54%	49%	43%
8-10 of 10	0%	0%	0%

Current Cycles

In 2012 there were two other cycles running under the LTIPP. The first cycle began January 1, 2011 and ends December 31, 2013, the second began January 1, 2012 and ends December 31, 2014. For the cycle that began January 1, 2011 and ends December 31, 2013, US Airways Group’s TSR will be compared to the following eight airlines: AirTran Airways, Alaska Airlines, American, Delta Air Lines, Hawaiian Airlines, JetBlue Airways, Southwest Airlines, and United Airlines. For the cycle that began January 1, 2012 and ends December 31, 2014, US Airways Group’s TSR will be compared to the following nine airlines: Alaska Airlines, American, Delta Air Lines, Hawaiian Airlines, JetBlue Airways, Republic, Spirit Airlines, Southwest Airlines, and United Airlines. To the extent one or more of these companies are no longer publicly traded due to industry consolidation (as was the case for Continental Airlines and AirTran Airways), then the TSR for that company is calculated by using a fixed exchange ratio equal to the ratio at which stock of the surviving company was exchanged at the time of consolidation (for example, Continental Airlines’ TSR is calculated using an exchange ratio of 1.05 to give effect to the change in the TSR in connection with the merger with United Airlines).

The following chart provides payment levels for the performance cycle beginning January 1, 2011 through December 31, 2013:

	Payout as a % of Base Salary
TSR Relative Rank	CEO	President	EVP
1-2 of 9 (Maximum)	200%	200%	175%
3 of 9	175%	172%	150%
4 of 9	150%	143%	125%
5 of 9 (Target)	125%	115%	100%
6 of 9	82%	75%	65%
7 of 9 (Threshold)	38%	35%	30%
8-9 of 9	0%	0%	0%

Although executives are generally required to remain employed through the payment date in order to receive payment of an LTIPP, there are exceptions for termination of employment due to retirement, death, or disability, as described under the section entitled “US Airways Group Executive Compensation—Potential Payments upon Termination or Change in Control” beginning on page 330.

Stock-Based Compensation

A fourth component of the compensation programs consists of stock-based compensation subject to vesting over time. US Airways Group makes annual awards of stock-based compensation to focus key employees on US Airways Group’s performance over time and to further link the interests of recipients and stockholders. The compensation and human resources committee believes that stock-based awards, coupled with vesting requirements, provide an appropriate incentive to employees to meet the long-term goal of maximizing stockholder value. US Airways Group’s insider trading policy prohibits executive officers from hedging the economic risk of security ownership, and its stock ownership guidelines help further align its compensation policies with stockholder interests.

The compensation and human resources committee determines the number of awards to be granted to an individual based upon a variety of factors, including:

•	level of responsibility and job classification level;

•	job performance;

•	retention value; and

•	the results of compensation analyses described earlier in this proxy statement/prospectus.

The equity grants generally consist of RSUs and SARs. These grants historically have been made under the 2005 Plan and the 2008 Plan and, commencing in 2012, were made under the 2011 Plan. All three plans are long-term compensation plans that provide for the award of ISOs, NSOs, SARs, stock purchase awards, stock incentive awards, stock unit awards, and other forms of equity compensation (including performance-based stock awards), as well as performance-based cash awards, to executives and other key salaried employees.

Vesting requirements are designed to increase retention and create incentives for the achievement of long-term strategic goals, as well as provide an incentive to create stockholder value over time since the full benefit of the SARs cannot be realized unless stock appreciation occurs over a number of years. In recent years, equity awards have been granted subject to a three-year vesting period. RSUs serve as a complementary retention tool to SARs and stock options, and may provide for dividend equivalents if so determined by the committee. While US Airways Group does not currently declare dividends, providing for dividend equivalents if and when dividends are declared better aligns the executive’s incentives with those of stockholders, who receive the actual dividend payment.

In April 2007, the committee adopted an equity grant policy to standardize the timing, practices, and procedures in granting equity awards. The policy provides that equity grants, other than new hire, promotion, or special purpose grants, will be granted once per year at the second regularly scheduled meeting of the committee or at a special meeting held for this purpose as close in time to the regularly scheduled meeting as practicable. Grants of equity compensation may also be affected by employment agreement provisions. Mr. Parker’s employment agreement provides that Mr. Parker will be granted equity-based awards commensurate with his status as the most senior executive officer, at the times when equity grants are made to other senior executive officers as a group. The committee also establishes the target of equity value to be granted each year to level of responsibility and job classification. For 2012, this included the objective of providing approximately $2,694,000 of equity-based compensation to the chief executive officer.

Because US Airways Group’s base salary structure is low relative to its peer network airlines and to other industries, its target incentive opportunity and target cash long-term incentive performance program opportunity (both of which are driven by multiples of base salary) are lower than the network peers and other industries. In April 2011, as part of US Airways Group’s continued focus on performance-based compensation and after considering the total compensation of executives at peer network airlines, US Airways Group determined to increase the amount of at-risk compensation for its executives to levels more in line with its network peers by increased equity grant opportunities.

Similar to 2011, 2012 equity grants were in the form of a value mix of 50/50 SARs and RSUs. US Airways Group considered general industry data in reaching this mix as well as the mix typically granted in the airline industry. For 2012, total direct compensation for US Airways Group’s chief executive officer, as reported in the “US Airways Group Executive Compensation—Summary Compensation Table” beginning on page 326, was 53% below the average for the other large network airlines (using 2011 proxy compensation data reported in 2012 for Delta Air Lines and United Airlines). Please see the “US Airways Group Executive Compensation—Grants of Plan-Based Awards in 2012” table on page 327 for a description of the grants awarded to the named executive officers during 2012.

Other Benefits and Perquisites

US Airways Group maintains broad-based employee benefit plans in which all employees, including the named executive officers, participate, such as group life and health insurance plans and a 401(k) plan. These benefits are provided as part of the basic conditions of employment that US Airways Group offers to all employees.

Flight Benefits

As is standard airline industry practice, US Airways Group provides certain flight benefits to its employees. Free flights on its airline are available to all employees, although positive space travel benefits are provided to the named executive officers and other senior employees, and US Airways Group covers the income tax liabilities related to those enhanced flight benefits. US Airways Group believes that such enhanced flight benefits for the named executive officers are consistent with airline industry practice and are critical for the retention of the most senior employees. By providing positive space travel without tax consequences to its executives, US Airways Group is able to offer a unique and highly valued benefit at a low cost. This benefit also encourages executives to travel on the airline frequently, and while doing so, meet and listen to employees, solicit feedback from employees and customers, and audit aircraft appearance and quality, and monitor operational performance throughout the domestic and international route system.

The flight benefits provided to executive officers include unlimited reserved travel in any class of service, for the executive and his or her immediate family, including eligible dependent children, for personal purposes. The executive officer and his or her immediate family, including eligible dependent children, also have access to travel lounges at various airports. The executive officer’s parents may also travel in any class of service if space is available, subject to a service fee and payment of any applicable security fees and international taxes. The executives are also eligible for 12 free round-trip passes or 24 free one-way passes each year for reserved travel for non-eligible family members and friends, and US Airways Group covers the income tax liability related to these flight benefits. The executive officers are required to pay any international fees and taxes, if applicable.

Other Enhanced Benefits to Named Executive Officers

US Airways Group also provides certain of its executives, including the named executive officers, with other enhanced benefits and perquisites in order to provide convenience and support services that allow them to more fully focus attention on carrying out their responsibilities to US Airways Group’s stockholders. In addition, these benefits and perquisites are common in the airline industry and consequently are necessary for US Airways Group to be competitive in recruiting and retaining talented executives. The incremental cost to US Airways Group of the benefits is not material.

Executive officers receive life insurance and long-term disability benefits that are at an enhanced level compared to what is provided for other employees. US Airways Group also makes additional cash payments to certain named executive officers to cover their income tax liabilities associated with taxable life insurance benefits. These are grandfathered benefits for three of five named executive officers; US Airways Group does not offer this benefit to other named executive officers nor does US Airways Group have plans to offer this benefit to newly hired named executive officers. US Airways Group also offers executives perquisites in the form of financial advisory services and executive physicals. Each year, US Airways Group will reimburse up to $4,500 for senior vice presidents or higher level officers to receive personal tax planning, estate planning, and retirement planning services from a certified financial planner, certified public accountant, or attorney. US Airways Group also pays the full cost of executive physicals and up to $2,500 of additional diagnostic tests elected by the executive. Executives also have the opportunity to use tickets that US Airways Group receives pursuant to marketing agreements with sports franchises and sky boxes at various athletic stadiums for personal use at no cost to the executive.

Parker Enhanced Benefits

As required under Mr. Parker’s employment agreement as last amended and restated in 2007, US Airways Group presently pays monthly dues and assessments for one club membership. In addition, Mr. Parker is a participant in the America West Directors’ Charitable Contribution Program, under which US Airways Group pays annual premiums on a joint life insurance policy. Under the program established by America West in 1994, a $1 million death benefit will be donated to one or more qualifying charitable organizations chosen by Mr. Parker. For a more detailed description of the charitable contribution program, see the narrative above under the Director Compensation table.

For additional information on any individual benefits provided to the named executive officers on an individual basis, see the section entitled “US Airways Group Executive Compensation—Summary Compensation Table” beginning on page 326 and the section entitled “US Airways Group Executive Compensation—Employment and Other Executive Agreements” beginning on page 329.

Severance Arrangements

Change in control and severance benefits are essential for US Airways Group to fulfill its objective of attracting and retaining key managerial talent. As such, US Airways Group has entered into executive change in control agreements with the named executive officers and has entered into an employment agreement with Mr. Parker that provides for severance payments upon qualifying terminations. These agreements were adopted to reinforce and encourage the continued attention and dedication of members of management to their assigned duties without the distraction arising from the possibility of a change in control, and to enable and encourage management to focus their attention on obtaining the best possible outcome for stockholders without being influenced by their personal concerns regarding the possible impact of various transactions on the security of their jobs and benefits. In addition to providing severance benefits to any participant who incurs a termination of employment under certain circumstances following a change in control, Mr. Parker’s agreement provides for severance benefits in the event of termination other than for misconduct or termination by Mr. Parker for good reason under circumstances not involving a change in control. Under the agreements, in the event of a change in control or a qualifying termination, eligible executives may be entitled to receive a multiple of their salary, equity award acceleration, lifetime flight privileges, and certain other benefits as more fully described in the section entitled “US Airways Group Executive Compensation—Potential Payments upon Termination or Change in Control” beginning on page 330.

In connection with the Merger, each US Airways Group named executive officer has agreed to waive his or her rights under such agreement to accelerated vesting of US Airways Group stock options, RSUs, and/or SARs, in each case, solely as a result of the Closing, and instead has agreed to a right to “double trigger” accelerated vesting of such equity awards upon a qualifying termination in connection with the Closing.

Continuing Focus on Leading Practices

Stock Ownership Guidelines

US Airways Group has a stock ownership policy for the named executive officers. Executives are required to hold a number of shares of stock equal to the lesser of either (i) a fixed number of shares or (ii) a number of shares with a total value equal to a designated multiple of their base salary, as set forth in the table below. Ownership is determined based on the combined value of the following executive holdings: (a) shares owned outright or in a trust for their benefit; (b) shares held in benefit plans; and (c) restricted stock or RSUs subject to time-vesting. Executives have five years from the date of implementation of the policy or the time of appointment or promotion to comply with the ownership policy. The compensation and human resources committee will annually review the executive officers’ stock ownership status and the timeline for compliance. Under the policy, executives who are not in compliance with the stock ownership levels must hold after-tax post-exercise shares upon any stock option exercise or vesting of RSUs until compliance with their respective stock ownership level is reached.

Stock Ownership Guidelines

Position/Levels	Multiple of Base Salary	Fixed Shares or Units
Chief Executive Officer	5X	400,000
President	2X	133,333
Executive Vice President	1X	50,000

Clawback Policy

US Airways Group has a clawback policy that applies to all named executive officers and covers all compensation under the cash incentive programs and all equity awards. The policy applies in the event US Airways Group’s financial statements are restated as a result of material non-compliance with financial reporting rules and provides the board with broad discretion as to what actions may be taken based on circumstances leading to the restatement, including recovery of incentive-based compensation received by an executive officer during the three-year period preceding the restatement in excess of what the executive officer would have been paid under the restatement. The compensation and human resources committee is monitoring regulatory developments with respect to compensation recoupment policies and will recommend to the board any changes to the current policy that are necessary or appropriate in light of guidance issued by the SEC.

Tax and Accounting Considerations

Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation in excess of $1.0 million paid to the chief executive officer or the next three most highly compensated executive officers (other than the chief financial officer). Performance-based compensation arrangements may qualify for an exemption from the deduction limit if they satisfy various requirements under Section 162(m) of the Code. The compensation and human resources committee considers the impact of this rule when developing and implementing executive compensation programs and attempts to structure the programs to comply with these requirements. However, the committee believes that it is important to preserve flexibility in designing compensation programs and in some cases has adopted compensation components that do not meet the requirements of Section 162(m) of the Code. While SARs granted under the 2011 Plan, and previously under the 2008 Plan and the 2005 Plan and LTIPP awards are intended to qualify as “performance-based” (as defined in the Code), amounts paid under the other compensation programs may not qualify.

The committee also considers the manner in which compensation is treated for accounting purposes when developing and implementing executive compensation programs. In particular, the committee considers the accounting treatment of alternative forms of stock-based compensation under ASC Topic 718 when approving awards of stock-based compensation.

US AIRWAYS GROUP COMPENSATION AND HUMAN RESOURCES COMMITTEE REPORT

The US Airways Group compensation and human resources committee has reviewed and discussed with US Airways Group management the US Airways Group Compensation Discussion and Analysis included in this proxy statement/prospectus. Based on this review and discussion, the compensation and human resources committee recommended to the board of directors of US Airways Group that the Compensation Discussion and Analysis be included in this proxy statement/prospectus.

Respectfully submitted,

US Airways Group Compensation and Human Resources

Committee

Matthew J. Hart (Chair)

Richard C. Kraemer

Cheryl G. Krongard

Denise M. O’Leary

This report of the compensation and human resources committee of the US Airways Group’s board of directors is not deemed to be “soliciting material” or to be “filed” with the SEC or subject to the SEC’s proxy rules or the liabilities of Section 18 of the Exchange Act, and the report will not be deemed to be incorporated by reference into any prior or subsequent filing by US Airways Group under the Securities Act or the Exchange Act.

US AIRWAYS GROUP EXECUTIVE OFFICERS

The following table lists US Airways Group’s executive officers as of May 24, 2013, including their ages and principal occupations. Each of the executive officers is also an executive officer of US Airways Group’s principal operating subsidiary, US Airways.

Name	Age	Title
W. Douglas Parker	51	Chairman of the Board and Chief Executive Officer
J. Scott Kirby	45	President
Elise R. Eberwein	48	Executive Vice President—People, Communications, and Public Affairs
Robert D. Isom, Jr.	49	Executive Vice President and Chief Operating Officer
Stephen L. Johnson	56	Executive Vice President—Corporate and Government Affairs
Derek J. Kerr	48	Executive Vice President and Chief Financial Officer

Set forth below is certain information as of May 24, 2013 regarding US Airways Group’s executive officers.

See the section entitled “Proposal 4: Election of Directors” beginning on page 283 for similar information regarding W. Douglas Parker as of May 24, 2013.

J. Scott Kirby

Mr. Kirby joined AWA as senior director—schedules and planning in 1995. In 1997, Mr. Kirby was elected to the position of vice president—planning, and in 1998 he was elected to the position of vice president—revenue management. In 2000, he was elected to the position of senior vice president—e-business and technology of AWA. He was elected as executive vice president—sales and marketing of AWA in 2001. Mr. Kirby served as executive vice president—sales and marketing of US Airways Group in 2005 until his promotion to President in 2006.

Elise R. Eberwein

Ms. Eberwein joined AWA in 2003 as vice president—corporate communications. From September 2005 through October 2005, Ms. Eberwein served as vice president—corporate communications of US Airways Group. She served as senior vice president—corporate communications from 2005 to 2006, when she was appointed as senior vice president—people, communication, and culture. In 2009, Ms. Eberwein was appointed as executive vice president—people and communications, and in 2010, Ms. Eberwein assumed the public affairs responsibilities. Prior to joining AWA, Ms. Eberwein held various communications positions for three other airlines, including Frontier Airlines, where she served as vice president—communications from 2000 until she joined AWA. Ms. Eberwein began her career at Trans World Airlines, where she served in various positions, including director of communication support services, sales promotion manager, in-flight services new hire supervisor, flight service manager, and flight attendant.

Robert D. Isom

Mr. Isom joined AWA as senior director—financial planning and analysis in 1995. He was elected to vice president—operations planning for AWA in 1997. In 2000, Mr. Isom was elected to the position of vice president—revenue management. Mr. Isom left AWA in 2000 to serve as vice president—finance for Northwest Airlines, Inc. In 2001, he was appointed vice president—international for Northwest Airlines, and in 2003 he was appointed senior vice president—ground operations and customer service. Mr. Isom left Northwest Airlines in 2005 to serve as chief operating officer of Residential Capital, LLC, a real estate finance company. He was appointed chief restructuring officer of GMAC LLC, a financial services company, in 2006. In 2007, Mr. Isom was elected executive vice president and chief operating officer of US Airways Group.

Stephen L. Johnson

Between 1995 and 2003, Mr. Johnson held a variety of positions with America West and AWA, including senior vice president—corporate affairs and executive vice president—corporate. From 2003 to 2009, Mr. Johnson was a partner at Indigo Partners LLC, a private equity firm, which specializes in acquisitions and strategic investments in the airline, aircraft finance, and aerospace industries. In March 2009, Mr. Johnson was appointed executive vice president—corporate of US Airways Group. In 2010, Mr. Johnson’s responsibilities were expanded to include government affairs.

Derek J. Kerr

Mr. Kerr joined AWA as senior director—financial planning in 1996. He was elected to the position of vice president—financial planning and analysis in 1998. In 2002, Mr. Kerr was elected senior vice president—financial planning and analysis. He was elected senior vice president and chief financial officer of AWA and America West in 2002. Beginning in 2005, he served as senior vice president and chief financial officer of US Airways Group. In 2009, Mr. Kerr was appointed as executive vice president and chief financial officer. In 2010, Mr. Kerr’s responsibilities were expanded to include information technology.

US AIRWAYS GROUP EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation earned by US Airways Group named executive officers in the years ended December 31, 2012, 2011, and 2010.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(a)	Option Awards ($)(b)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(d)	Total ($)
W. Douglas Parker	2012	550,000	1,347,003	1,346,792	2,200,000	(c)	47,821	5,491,616
Chairman of the Board and Chief Executive Officer	2011	550,000	1,370,573	1,373,461	466,813		63,915	3,824,762
	2010	550,000	0	1,119,419	987,800		100,762	2,757,981
J. Scott Kirby	2012	535,604	942,998	942,857	2,164,236	(c)	26,879	4,612,574
President	2011	519,415	959,503	961,524	392,347		24,002	2,856,791
	2010	510,000	0	776,607	775,200		30,772	2,092,579
Robert D. Isom, Jr.	2012	472,592	535,998	535,919	1,790,269	(c)	49,502	3,384,280
Executive Vice President and Chief Operating Officer	2011	458,308	545,380	546,527	314,717		34,372	1,899,304
	2010	450,000	0	577,489	684,000		42,991	1,754,480
Stephen L. Johnson	2012	446,337	535,998	535,919	1,690,809	(c)	24,762	3,233,825
Executive Vice President— Corporate and Government	2011	432,846	545,380	546,527	297,232		34,476	1,856,461
	2010	425,000	0	577,489	1,150,688		35,919	2,189,096
Affairs
Derek J. Kerr	2012	420,081	535,998	535,919	1,591,350	(c)	28,341	3,111,689
Executive Vice President and Chief Financial Officer	2011	407,385	545,380	546,527	319,748		26,951	1,845,991
	2010	388,750	0	577,489	608,000		28,700	1,602,939

(a)	Amounts in this column represent the aggregate grant date fair value, as calculated in accordance with ASC Topic 718, of RSUs granted during 2012 and 2011 to the named executive officers. The grant date fair value, as calculated in accordance with ASC Topic 718, of RSUs is equal to the number of shares underlying the RSUs multiplied by the closing price of US Airways Group common stock on the date of grant. See also Note 12 to US Airways Group’s consolidated financial statements in its 2012 Annual Report on Form 10-K.
(b)	Amounts in this column represent the aggregate grant date fair value, as calculated in accordance with ASC Topic 718, of SARs granted during 2012, 2011, and 2010 to the named executive officers. For a description of the assumptions made to arrive at these amounts, please see Note 12 to US Airways Group’s consolidated financial statements in its 2012 Annual Report on Form 10-K.
(c)	Amount represents payments for the US Airways Group 2012 AIP and the 2012 LTIPP. For additional information on the payouts under the US Airways Group 2012 AIP, see the sections entitled “US Airways Group Compensation Discussion and Analysis—Annual Incentive Program” beginning on page 315 and “US Airways Group Compensation Discussion and Analysis—Long-Term Incentive Performance Program” beginning on page 316.
(d)	The following table sets forth the amounts of other compensation, including perquisites, paid to, or on behalf of, named executive officers during 2012 included in the “All Other Compensation” column. Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to US Airways Group.

	W. Douglas Parker	J. Scott Kirby	Robert D. Isom, Jr.	Stephen L. Johnson	Derek J. Kerr
Flight Benefits and Privileges (a)	$13,182	$11,813	$18,490	$5,979	$10,161
US Airways Group Payment of Life Insurance and Long-Term Disability Premiums (b)	11,509	3,977	2,299	2,299	3,999
Financial Advisory Services	0	2,750	2,965	4,500	3,150
Reimbursement of Club Membership Dues	4,259	0	0	0	0
Physical Exams and Medical Services	0	0	4,380	0	2,681
Gross-Up Payments (c)	11,371	839	13,868	4,484	850
401(K)	7,500	7,500	7,500	7,500	7,500

Total	$47,821	$26,879	$49,502	$24,762	$28,341

(a)

Amount represents flight benefits provided to named executive officers for unlimited, top-priority reserved travel in any class of service, for the executive and his or her immediate family, and up to 12 round-trip or 24 one-way passes for non-eligible family members and friends. Amounts for Messrs. Parker, Isom, and Johnson represent the actual value of travel utilized by those named executive officers and their respective eligible dependents during 2012. Amounts for Messrs. Kirby and Kerr, who are entitled to lifetime flight benefits, represent the 2012 annuitized value of their lifetime flight benefits.
(b)	Amount represents (i) premium payments with respect to group term life insurance, accidental death and dismemberment, and long-term disability, (ii) with respect to Messrs. Parker, Kirby, and Kerr, premium payments made in excess of the amount of company-paid premiums for employees generally with respect to coverage of the named executive officer under a life insurance policy, and (iii) with respect to Mr. Parker only, the portion of the premiums paid attributable to Mr. Parker for a life insurance policy under the America West Directors’ Charitable Contribution Program.
(c)	Amount represents tax gross-up payments with respect to flight benefits and privileges and life insurance.

Grants of Plan-Based Awards in 2012

The following table sets forth information regarding grants of plan-based awards made to US Airways Group named executive officers during the year ended December 31, 2012.

Name	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(e)
			Threshold ($)	Target ($)	Maximum ($)
W. Douglas Parker		(a)	—	687,500	1,100,000
	4/11/2012	(b)				176,772			1,347,003
	4/11/2012	(c)					294,748	7.62	1,346,792
		(d)	297,000	687,500	1,100,000
J. Scott Kirby		(a)	—	595,165	1,082,118
	4/11/2012	(b)				123,753			942,998
	4/11/2012	(c)					206,346	7.62	942,857
		(d)	265,119	622,218	1,082,118
Robert D. Isom, Jr.		(a)	—	477,405	954,810
	4/11/2012	(b)				70,341			535,998
	4/11/2012	(c)					117,287	7.62	535,919
		(d)	205,284	477,405	835,459
Stephen L. Johnson		(a)	—	450,883	901,765
	4/11/2012	(b)				70,341			535,998
	4/11/2012	(c)					117,287	7.62	535,919
		(d)	193,879	450,883	789,044
Derek J. Kerr		(a)	—	424,360	848,720
	4/11/2012	(b)				70,341			535,998
	4/11/2012	(c)					117,287	7.62	535,919
		(d)	182,475	424,360	742,630

(a)	Reflects potential payouts of US Airways Group 2012 AIP. For each named executive officer, total payments for 2012 were 200% of base salary. See the “Summary Compensation Table” on page 326. The annual incentive program with respect to named executive officers is funded 100% based upon the achievement of a financial metric.
(b)	Grant of RSUs under the 2011 Plan. These awards vest in one-third increments on the first, second, and third anniversaries of the date of grant.
(c)	Grant of SARs under the 2011 Plan. These awards vest in one-third increments on the first, second, and third anniversaries of the date of grant.
(d)	Reflects potential payouts of LTIPP awards under the 2011 Plan for the performance periods beginning in 2012.
(e)	For a description of the assumptions made to arrive at these amounts, please see Note 12 to US Airways Group’s consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2012.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table sets forth information regarding all outstanding equity awards held by each US Airways Group named executive officer as of December 31, 2012.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(f)
W. Douglas Parker	—	294,748	(a)	7.62	4/11/2019	176,772	(d)	2,386,422
	80,179	160,357	(b)	8.14	4/20/2018	112,250	(e)	1,515,375
	154,040	77,020	(c)	7.42	4/14/2017
	849,000	—		3.10	4/8/2016
	275,000	—		6.70	8/5/2015
	196,820	—		8.84	4/9/2018
	90,000	—		45.01	4/11/2017
	120,000	—		38.44	4/19/2016
	196,000	—		19.30	9/27/2015
	206,250	—		20.97	8/4/2015
	103,125	—		25.60	2/25/2014
J. Scott Kirby	—	206,346	(a)	7.62	4/11/2019	123,753	(d)	1,670,666
	56,131	112,262	(b)	8.14	4/20/2018	78,583	(e)	1,060,871
	79,791	46,234	(c)	7.42	4/14/2017
	352,781	—		3.10	4/8/2016
	95,753	—		6.70	8/5/2015
	70,881	—		8.84	4/9/2018
	31,500	—		45.01	4/11/2017
	37,500	—		46.11	10/2/2016
	18,000	—		38.44	4/19/2016
	82,500	—		19.30	9/27/2015
	20,625	—		25.60	2/25/2014
Robert D. Isom, Jr.	—	117,287	(a)	7.62	4/11/2019	70,341	(d)	949,604
	31,905	63,809	(b)	8.14	4/20/2018	44,666	(e)	602,991
	79,467	39,733	(c)	7.42	4/14/2017
	292,000	—		3.10	4/8/2016
	143,855	—		6.70	8/5/2015
	101,630	—		8.84	4/9/2018
	70,000	—		31.14	9/6/2017
Stephen L. Johnson	—	117,287	(a)	7.62	4/11/2019	70,341	(d)	949,604
	31,905	63,809	(b)	8.14	4/20/2018	44,666	(e)	602,991
	79,467	39,733	(c)	7.42	4/14/2017
	275,000	—		3.10	4/8/2016
	175,000	—		2.80	3/16/2016
Derek J. Kerr	—	117,287	(a)	7.62	4/11/2019	70,341	(d)	949,604
	31,905	63,809	(b)	8.14	4/20/2018	44,666	(e)	602,991
	79,467	39,733	(c)	7.42	4/14/2017
	292,000	—		3.10	4/8/2016
	25,000	—		7.65	1/22/2016
	51,020	—		6.70	8/5/2015
	26,020	—		8.84	4/9/2018
	12,500	—		45.01	4/11/2017
	12,500	—		38.44	4/19/2016
	51,500	—		19.30	9/27/2015

(a)	Represents SARs that vest in increments of one third on each of April 11, 2013, April 11, 2014 and April 11, 2015.

(b)	Represents SARs that vest 50% on each of April 20, 2013 and April 20, 2014.
(c)	Represents SARs that vest 100% on April 14, 2013. The SARs for Messrs. Isom, Johnson, and Kerr will be settled in cash upon exercise.
(d)	Represents RSUs that vest in increments of one third on each of April 11, 2013, April 11, 2014, and April 11, 2015.
(e)	Represents RSUs that vest 50% on each of April 20, 2013 and April 20, 2014.
(f)	The market value of RSUs was calculated by multiplying $13.50, the closing price of a share of common stock on December 31, 2012, by the number of unvested RSUs outstanding under the award.

Option Exercises and Stock Vested

The following table sets forth information regarding all exercises of stock options or SARs by or vesting of RSUs held by the US Airways Group named executive officers during the year ended December 31, 2012. None of the named executive officers exercised any options during 2012.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
W. Douglas Parker	56,125	524,208
J. Scott Kirby	39,292	366,987
Robert D. Isom, Jr.	22,334	208,600
Stephen L. Johnson	22,334	208,600
Derek J. Kerr	25,667	229,831

Pension Benefits and Nonqualified Deferred Compensation

US Airways Group does not provide any pension or nonqualified deferred compensation benefits to its named executive officers.

Employment and Other Executive Agreements

Employment Agreement with W. Douglas Parker

US Airways Group is party to an Amended and Restated Employment Agreement with Mr. Parker dated November 28, 2007. The Parker Agreement provides for Mr. Parker to serve as chairman of the board and chief executive officer of US Airways Group. The Parker Agreement continues through December 31, 2013, and automatically extends for successive one-year periods unless either party provides 15 months’ prior written notice that the term will not be extended.

Mr. Parker is entitled to the following under the Parker Agreement:

•	a minimum annual cash base salary in the amount of $550,000, or such higher amount as determined by the compensation and human resources committee;

•

an annual cash incentive award based on a target of at least 80% of his base salary and a maximum of 160% of his base salary (Mr. Parker’s annual incentive program target is currently 125% of his base salary and his maximum opportunity is 200% of his base salary);

•	participation in the LTIPP;

•	eligibility to receive equity-based incentive awards appropriate for his status as the most senior executive officer;

•	a $2 million term life insurance policy;

•	membership fees and dues for up to two clubs that Mr. Parker may choose to join (Mr. Parker has joined only one club) and reimbursement of tax and financial planning assistance;

•	participation in various employee benefit plans or programs provided to senior executives; and

•	positive space travel privileges for Mr. Parker, his wife, and eligible dependents.

The Parker Agreement also provides for certain change in control and severance benefits, as described more fully below.

Potential Payments upon Termination or Change in Control

This section describes payments that would be made to named executive officers upon a change in control or following a qualifying termination of employment. US Airways Group describes benefits under the Parker Agreement, the executive change in control agreement, as well as general plans that apply to any executive officer participating in those plans. US Airways Group describes specific benefits to which each named executive officer is entitled, along with estimated amounts of benefits assuming termination and/or a change in control as of December 31, 2012.

Parker Agreement

Termination for Good Reason, without Misconduct, or following a Change in Control. The Parker Agreement provides that if Mr. Parker terminates his employment for good reason, if US Airways Group terminates Mr. Parker’s employment for any reason other than misconduct, or if Mr. Parker terminates his employment for any reason within 24 months after a change in control, then Mr. Parker will be entitled to receive the following, subject to the signing of a general waiver and release of claims:

•

a severance payment equal to 200% of the sum of Mr. Parker’s annual base salary plus the greater of (i) the average of his annual cash incentive award for the three calendar years before the termination and (ii) the target annual cash incentive award for the year of termination;

•

accelerated vesting of all stock and other awards held by Mr. Parker pursuant to the incentive compensation plans, which awards will remain exercisable for a period of 36 months or such longer period as provided by the terms of any specific award, but in no event will the exercise period extend beyond the earlier of the original expiration date of the award or ten years from the original date of grant;

•

a payment equal to 200% of the greater of (i) 125% of Mr. Parker’s base salary and (ii) the amount that would have been paid to him if the TSR for the performance cycle ending on December 31 of the year in which termination occurs had been measured as of the termination date (this payment would be in settlement of US Airways Group’s obligations under the LTIPP, so that Mr. Parker would not receive the termination payments described above under the LTIPP in this case);

•

a lump sum payment equal to the value of 24 months of COBRA continuation coverage premiums for healthcare benefits for Mr. Parker and his eligible dependents, less the cost of such benefits for an active employee for 24 months, in addition to a tax gross-up for the lump sum payment;

•	continued term life insurance for a period of 24 months; and

•	positive space travel privileges for Mr. Parker for his lifetime and his wife and eligible dependents for their lifetimes.

For purposes of the Parker Agreement, “good reason” includes any of the following acts or failures to act, if not consented to by Mr. Parker in writing: (i) a material diminution in Mr. Parker’s titles, positions, functions, duties, or responsibilities, subject to Mr. Parker’s timely notification; (ii) the relocation of Mr. Parker outside the greater Phoenix, Arizona metropolitan area or the relocation of the principal executive offices of US Airways

Group or US Airways outside such area, subject in each case to Mr. Parker’s timely notification; or (iii) the failure of US Airways Group and US Airways to perform any material obligation owed to Mr. Parker, including without limitation the failure to re-elect or to re-appoint Parker to his offices and/or positions as chairman of the boards of directors of US Airways Group and US Airways, subject to timely notification and US Airways Group’s and US Airways’ ability to cure.

Mr. Parker has agreed to waive his right to accelerated vesting of US Airways Group stock options, US Airways Group RSUs, and/or US Airways Group SARs, in each case, solely as a result of the Closing. Mr. Parker has retained his “double trigger” accelerated vesting of such equity awards upon a qualifying termination in connection with the Closing.

Termination Due to Disability or Non-Renewal. If Mr. Parker’s employment is terminated because US Airways Group does not renew his employment agreement or if Mr. Parker’s employment is terminated because of disability, Mr. Parker is entitled to receive the following, subject to the signing of a general waiver and release of claims:

•

a severance payment equal to the sum of Mr. Parker’s annual base salary plus the greater of (i) the average of his annual cash incentive award for the three calendar years before the termination and (ii) the target annual cash incentive award for the year of termination;

•

in the case of disability, accelerated vesting of all stock and other awards held by Mr. Parker pursuant to incentive compensation plans, which awards will remain exercisable for a period of 36 months or such longer period as provided by the terms of any specific award, but in no event will the exercise period extend beyond the earlier of the original expiration date of the award or ten years from the original date of grant;

•	payments under the LTIPP as if Mr. Parker’s employment had continued through the date awards under the LTIPP are paid for the year of termination;

•

a lump sum payment equal to the value of 24 months of COBRA continuation coverage premiums for healthcare benefits for Mr. Parker and his eligible dependents, less the cost of such benefits for an active employee for 24 months, plus a tax gross-up for the lump sum payment;

•	continued term life insurance for a period of 24 months; and

•	positive space travel privileges for Mr. Parker for his lifetime and his wife and eligible dependents for their lifetimes.

Termination Due to Death. If Mr. Parker’s employment terminates due to death, his estate is entitled to receive, subject to the signing of a general waiver and release of claims:

•

accelerated vesting of all stock options, SARs, RSUs, long-term incentive compensation, and other awards held by Mr. Parker pursuant to the 2011 Plan, the 2008 Plan, the 2005 Plan, and other incentive compensation plans, which awards will remain exercisable for a period of 36 months or such longer period as provided by the terms of any specific award, but in no event will the exercise period extend beyond the earlier of the original expiration date of the award or ten years from the original date of grant;

•	payments under the LTIPP as if Mr. Parker’s employment had continued through the date awards under the LTIPP are paid for the year of death;

•

a lump sum payment equal to the value of 24 months of COBRA continuation coverage premiums for healthcare benefits for Mr. Parker’s eligible dependents, less the cost of such benefits for an active employee for 24 months, plus a tax gross-up for the lump sum payment; and

•	positive space travel privileges for Mr. Parker’s wife and eligible dependents for their lifetimes.

The Parker Agreement also provides a tax gross-up payment in an amount that will have an after-tax value equal to taxes that could be imposed if any severance payments due to Mr. Parker are considered to be “excess parachute payments” subject to excise tax under Section 4999 of the Code.

If Mr. Parker is entitled to receive severance payments under any other severance plans or policies, then the other severance payments will be reduced by the amount payable under Mr. Parker’s employment agreement, excluding tax gross-ups. If Mr. Parker’s employment terminates for any reason, he is entitled to receive accrued benefits and payments.

The following table sets forth the termination and/or change in control benefits payable to Mr. Parker under his employment agreement and under the termination and change in control benefits generally provided for all named executive officers described above, assuming termination of employment occurs on December 31, 2012. Except for insured benefits, all payments will be made by US Airways Group. All benefits in the table are pursuant to the terms of his employment agreement, unless otherwise noted.

Executive Benefits and Payments upon Termination	Voluntary Termination Following Change in Control		Executive Termination for Good Reason		Company Termination Other than for Misconduct		Termination on Expiration Date Following Non- Extension		Death		Disability
Compensation:
Base Salary	$1,100,000		$1,100,000		$1,100,000		$550,000		$0		$550,000
Annual Incentive Award	1,375,000	(a)	1,375,000	(a)	1,375,000	(a)	687,500	(a)	1,100,000	(b)	687,500	(a)
Long-Term Incentive Award	2,200,000	(c)	2,200,000	(c)	2,200,000	(c)	1,100,000	(d)	1,100,000	(d)	1,100,000	(d)
Acceleration of Unvested SARs and RSUs (e)	6,962,710		6,962,710		6,962,710		0		6,962,710		6,962,710
Extended Option and SAR Exercise Period (f)	4,335,103		4,335,103		4,335,103		0		4,335,103		4,335,103
Benefits and Perquisites:
Medical Benefits (g)	44,970		44,970		44,970		44,970		44,970		44,970
Life Insurance	6,766	(h)	6,766	(h)	6,766	(h)	6,766	(h)	2,000,000	(i)	6,766	(h)
Flight Privileges (j)	211,133		211,133		211,133		211,133		211,133		211,133
Tax Gross-up on Flight Privileges	158,350		158,350		158,350		158,350		158,350		158,350
280G Tax Gross-up (k)	2,466,098		0		0		0		0		0

Total	$18,860,130		$16,394,032		$16,394,032		$2,758,719		$15,912,266		$14,056,532

(a)	Amount represents a multiple of the target annual incentive award under the US Airways Group 2012 AIP for 2012, which was $687,500.
(b)	Amount represents the amount of the annual incentive award earned by Mr. Parker under the US Airways Group 2012 AIP.
(c)	Mr. Parker receives two times the greater of (i) 125% of his salary or (ii) the amount he would receive under the LTIPP. Amount shown is two times 200% of Mr. Parker’s salary, as the payout under the LTIPP that ended December 31, 2012 was 200% of base salary.
(d)	Amount represents payment under the LTIPP for 2012.
(e)	Aggregate value of unvested RSUs is calculated at a price of $13.50, the closing price of US Airways Group common stock on December 31, 2012, and the aggregate value of SARs is calculated based on the spread between the exercise price of unvested SARs and $13.50.
(f)	Amount reflects the incremental aggregate value due to the extension of the exercise period of options and SARs. Assumes (i) a stock price of $13.50, the closing price of US Airways Group common stock on December 31, 2012, on the date of extension; (ii) annual interest rates of 0.07% at three months and 0.35% at three years; (iii) 36.7% volatility over three months and 60.4% volatility over three years; and (iv) no dividends.
(g)	Amount reflects the value of 2012 COBRA premiums for group medical, dental, and vision coverage for 24 months, less the current employee portion, plus a tax gross-up for the lump sum payment of this amount.

(h)	Amount represents the premium payments for 24 months of life insurance coverage assuming the monthly premium as of December 31, 2012.
(i)	Amount represents the life insurance proceeds payable to the executive’s estate under the executive’s life insurance policy upon a termination due to death.
(i)	Based on the terms of the non-revenue travel policy for senior executives currently in effect. Reflects the present value of future travel calculated using a discount rate of 3.53% and RP2000 White Collar mortality table, and assumes 1% annual increase in the cost of travel.
(k)	Assumes that Mr. Parker is entitled to full reimbursement of (i) any excise taxes that are imposed upon Mr. Parker as a result of the change in control, (ii) any income and excise taxes imposed upon him as a result of the reimbursement of the excise tax amount, and (iii) any additional income and excise taxes that are imposed upon him as a result of the reimbursement of him for any excise or income taxes. Also assumes a Section 4999 excise tax rate of 20%, a 39.6% federal income tax rate, and a 4.54% state income tax rate. Because it is assumed the SARs are cashed out, the value of SARs is calculated based on the difference between the closing price of US Airways Group common stock on the last trading day of 2012, and the SAR’s respective exercise price. To the extent the SARs would be assumed by the surviving entity and converted to SARs with respect to surviving entity’s stock, the value attributable to the SARs could differ. The calculations were performed assuming that no amounts will be discounted as attributable to reasonable compensation and no value will be attributed to execution of a noncompetition agreement.

Executive Change in Control Agreements for Messrs. Kirby, Isom, Johnson, and Kerr

Messrs. Kirby, Isom, Johnson, and Kerr have each entered into the form of executive change in control agreement, effective as of November 28, 2007 or, in the case of Mr. Johnson, when he joined US Airways Group on March 16, 2009. These agreements have an initial term of two years and automatically renew for successive two-year terms unless US Airways Group provides at least 180 days advance written notice to the executive. These agreements provide benefits to the executives upon a termination of employment by US Airways Group for any reason other than “misconduct” or disability or by the executive with “good reason,” in each case within 24 months following a “change in control” (each as defined in the US Airways Group Executive CIC Agreements) or, subject to certain conditions described below, prior to a change in control in contemplation of that change in control.

Conditions on Payment and Offsets.  As a condition of receiving benefits under the agreement, the executive is required to sign a general waiver and release of claims against US Airways Group and related parties. In addition, any severance benefits under the agreement may be reduced by any other severance benefits or other benefits US Airways Group must pay in connection with the executive’s termination of employment by law, under a written employment or severance agreement with US Airways Group (currently there are none), or any US Airways Group policy or practice that would provide for the executive to remain on the payroll for a period of time after notice of termination of employment. Furthermore, the executive’s benefits under the agreement will terminate immediately and the executive may be required to reimburse US Airways Group for amounts paid under the agreement if the executive (i) violates any proprietary information or confidentiality obligation to US Airways Group, (ii) solicits US Airways Group’s employees within one year of termination, (iii) makes any untrue or disparaging statement or criticism of US Airways Group within five years of termination, or (iv) fails to return all US Airways Group property.

Termination Benefits.  In the event of any termination, the covered executive is entitled to receive all accrued but unpaid salary and other benefits through the termination date and, except as to termination for misconduct, any unpaid incentive payment under the annual cash incentive program with respect to any fiscal year completed prior to termination.

Upon termination within 24 months of a change in control under the conditions described above, the covered executive is entitled to receive:

•	a payment equal to two times the greater of the executive’s then-current annual base salary or the annual base salary immediately preceding a change in control;

•

a payment equal to the greater of (i) 200% of the executive’s then-current target incentive award under the annual incentive program or (ii) the executive’s actual incentive award under the annual incentive program for the immediately preceding year;

•

a payment equal to 200% of the executive’s target award under the LTIPP that is in effect on the termination date or, if there is no LTIPP in effect and its suspension or termination constitutes a “good reason” to terminate employment, 200% of the executive’s target award most recently established under the LTIPP;

•

a lump sum payment equal to the value of 24 months of COBRA continuation coverage premiums for healthcare benefits for the executive and eligible dependents, provided the executive is eligible to elect COBRA continuation coverage upon his termination;

•

extended exercisability of all vested stock options, SARs, or other similar stock awards for 18 months following the executive’s termination of employment, but not beyond the maximum term of the awards; and

•

a tax gross-up payment in an amount that will have an after-tax value equal to taxes that are imposed if any severance payments due the executive are considered to be greater than 110% of the amount that would cause any portion of the payments to be “excess parachute payments” subject to excise tax under Section 4999 of the Code.

The agreements also provide that termination benefits are to be provided to an executive who has been terminated prior to a change in control (if it can reasonably be demonstrated that the termination was at the request of a third party effecting the change in control) by US Airways Group for any reason other than misconduct or disability. The benefits and payments provided in these circumstances are identical to those described above except that (i) payments and benefits due upon the change in control are offset by any amounts received as a result of the executive’s termination prior to the change in control and (ii) instead of extended exercisability of stock awards and acceleration of equity vesting, the executive will receive an amount equal to the intrinsic value of any stock award (other than exercisable grants) forfeited at the time of termination that would have vested on the change in control, based on the value of the award as of the date of the change in control, and, as to exercisable grants, the difference between that stock award’s exercise price and the value of the stock underlying the award on the date of the change in control.

The US Airways Group Executive CIC Agreements provide that upon a change in control, the executive’s outstanding stock awards held pursuant to the 2011 Plan, the 2008 Plan, and/or the 2005 Plan, or any successor plan, will become fully vested and exercisable and the executive will be entitled to top priority, first class, positive space travel benefits for the executive and his or her dependents, for the life of the executive. Messrs. Kirby, Isom, and Kerr previously became entitled to lifetime flight benefits, in the case of Messrs. Kirby and Kerr, in connection with the merger of US Airways Group and America West, and in the case of Mr. Isom, to replace a similar benefit provided by his previous employer that was forfeited when he commenced employment with US Airways Group.

In April 2010, the compensation and human resources committee adopted a policy that US Airways Group will not enter into any new agreements with its named executive officers that include excise tax gross-up provisions with respect to payments contingent upon a change in control of US Airways Group, provided that, if US Airways Group determines that it is appropriate to do so to recruit a new executive, limited reimbursement for excise taxes may be included in the executive’s contract. In those specific circumstances, the excise tax gross-up will be limited to payments triggered by both a change in control and a termination of the executive’s employment and will be subject to a three-year sunset provision. This new policy will not affect existing agreements with any current named executive officer, which agreements will continue to apply according to their terms.

Long-Term Incentive Performance Program

Under the LTIPP, upon termination on account of retirement, total disability, or death (each as defined in the LTIPP), a named executive officer is entitled to a cash payment equal to the award that would have been earned for the performance cycle that ends in the calendar year of termination had the executive’s employment continued until the award payment date. This amount is calculated using the same methodology as benefits are calculated for active employees; hence, no award is paid unless the performance goals established for the performance cycle have been satisfied.

These payments are quantified on the tables on pages 336 through 340 for each executive assuming termination as of December 31, 2012.

2011 Incentive Award Plan and 2008 Equity Incentive Plan. Pursuant to the terms of grant agreements under the 2011 Plan and the 2008 Plan, all SARs and RSUs held by the named executive officers are fully accelerated in the event of either of the following: (i) termination by reason of death or “disability” or (ii) a “change in control” (each, as defined in the applicable plan and award agreements). In addition, the SARs vest upon retirement, and the vesting of the RSUs may be accelerated by the compensation and human resources committee in its discretion upon retirement.

SARs granted under the 2011 Plan and the 2008 Plan provide for (i) an 18-month exercise period following termination of employment within 24 months following a change in control and (ii) a three-year exercise period following termination of employment due to death (or if the executive dies within three months after termination of employment other than for cause), disability, or “retirement,” but in each case not beyond the maximum term of the awards.

2005 Equity Incentive Plan. SARs and stock options granted under the 2005 Plan and under the 2002 Plan provide for a longer exercise period following termination of employment, if the executive’s employment is terminated due to death (or if the executive dies within three months after termination of employment other than for cause), disability, or retirement. Retirement means termination of employment after age 65, or between the ages of 55 and 65 under rules established by the compensation and human resources committee. Currently, the committee has not established any rules for retirement between the ages of 55 and 65.

Annual Incentive Program Awards. Under the US Airways Group 2012 AIP the executive’s award would be payable upon retirement, death, or disability.

Long-Term Disability and Life Insurance Benefits. Upon termination of employment and eligibility under long-term disability coverage for officers, a named executive officer would receive disability benefits in the amount of 66 2/3% of his base monthly salary, subject to a maximum of $20,000 per month. Benefits begin 90 days after the executive becomes disabled and continue until the executive reaches Social Security retirement age (or is no longer disabled). In the event of eligibility, assuming no offsets, US Airways Group estimates that these benefits would be $20,000 per month for Messrs. Parker, Kirby, Isom, Johnson, and Kerr.

In addition, US Airways Group has obtained supplemental, portable, individual level term life insurance policies with various insurance carriers for each of Messrs. Parker, Kirby, and Kerr, in each case owned by the executive. The policies pay a death benefit equal to the coverage amount under each policy upon the death of the executive to a named beneficiary designated by the executive. The death benefits under these policies are fully insured and would be paid by the respective insurance carriers. The amounts of the respective benefits for each of Messrs. Parker, Kirby, and Kerr are set forth in the tables below.

J. Scott Kirby

The following table sets forth the termination and/or change in control benefits payable to Mr. Kirby under his US Airways Group Executive CIC Agreement and under the termination and change in control benefits generally provided for all named executive officers described above, assuming termination of employment on December 31, 2012.

Executive Benefits and Payments upon Termination	Executive Termination for Good Reason Following a Change in Control		Company Termination Other Than for Misconduct or Disability Following a Change in Control		Death		Disability		Any Other Termination
Compensation:
Base Salary	$1,082,118		$1,082,118		$—		$—		$—
Annual Incentive Award	1,190,330		1,190,330		1,082,118	(a)	1,082,118	(a)	—
Long-Term Incentive Award	1,244,436	(b)	1,244,436	(b)	1,082,118	(c)	1,082,118	(c)	—
Acceleration of Unvested SARs and RSUs (d)	4,827,678		4,827,678		4,827,678		4,827,678		0
Extended Option and SAR Exercise Period (e)	1,009,119		1,009,119		1,796,677		1,801,455		0
Benefits and Perquisites:
Medical Benefits (f)	21,127		21,127		—		—		—
Life Insurance	—		—		1,750,000	(g)	—		—
Flight Privileges (h)	243,696		243,696		0		243,696		243,696
280G Tax Gross-up (i)	0		0		0		0		0

Total	$9,618,504		$9,618,504		$10,538,591		$9,037,065		$243,696

(a)	Amount represents the amount of the annual incentive award earned by Mr. Kirby under the US Airways Group 2012 AIP.
(b)	Amount represents 200% of the target payment under the LTIPP for 2012.
(c)	Amount represents payment under the LTIPP for 2012.
(d)	Aggregate value of unvested RSUs is calculated at a price of $13.50, the closing price of US Airways Group common stock on December 31, 2012, and the aggregate value of SARs is calculated based on the spread between the exercise price of unvested SARs and $13.50.
(e)	Amount reflects the incremental aggregate value due to the extension of the exercise period of options and SARs. The US Airways Group Executive CIC Agreements allow for an 18 month extension upon termination after a change in control on awards granted under the 2005 Plan, 2008 Plan, and 2011 Plan. The 2005 Plan, 2008 Plan, and 2011 Plan allow for a three-year extension for both death and disability. The 2002 Plan allows for a one-year extension of exercise period for death and three years for disability. Assumes (i) a stock price of $13.50, the closing price of US Airways Group common stock on December 31, 2012, on the date of extension; (ii) annual interest rates of 0.07% at three months, 0.16% at one year, 0.18% at 18 months, and 0.35% at three years; (iii) 36.7% volatility over three months, 57.1% over one year, 64.1% volatility over 18 months, and 60.4% volatility over three years; and (iv) no dividends.
(f)	Amount reflects the value of 2012 COBRA premiums for group medical, dental, and vision coverage for 24 months.
(g)	Amount represents the life insurance proceeds payable to the executive’s estate under the executive’s life insurance policy upon a termination due to death.
(h)	Based on the terms of the non-revenue travel policy for senior executives currently in effect. Reflects the present value of future travel calculated using a discount rate of 3.53% and RP2000 White Collar mortality table, and assumes 1% annual increase in the cost of travel.
(i)

Assumes that Mr. Kirby is entitled to full reimbursement of (i) any excise taxes that are imposed upon Mr. Kirby as a result of the change in control, (ii) any income and excise taxes imposed upon him as a result of reimbursement of the excise tax amount, and (iii) any additional income and excise taxes that are imposed upon him as a result of reimbursement of him for any excise or income taxes. Also assumes a Section 4999 excise tax rate of 20%, a 39.6% federal income tax rate, and a 4.54% state income tax rate. Because it is assumed the SARs are cashed out, the value of SARs is calculated based on the difference between the closing price of US Airways Group common stock on the last trading day of 2012 and the SAR’s respective exercise price. To the extent the SARs would be assumed by the surviving entity and converted to SARs with respect to the surviving entity’s stock, the value attributable to the SARs could differ. The calculations were performed assuming that no amounts will be discounted as attributable to reasonable compensation and no value will be attributed to execution of a noncompetition agreement.

Robert D. Isom, Jr.

The following table sets forth the termination and/or change in control benefits payable to Mr. Isom under his US Airways Group Executive CIC Agreement and under the termination and change in control benefits generally provided for all named executive officers described above, assuming termination of employment on December 31, 2012.

Executive Benefits and Payments upon Termination	Executive Termination for Good Reason Following a Change in Control		Company Termination Other Than for Misconduct or Disability Following a Change in Control		Death		Disability		Any Other Termination
Compensation:
Base Salary	$954,810		$954,810		$—		$—		$—
Annual Incentive Award	954,810		954,810		954,810	(a)	954,810	(a)	—
Long-Term Incentive Award	954,810	(b)	954,810	(b)	835,459	(c)	835,459	(c)	—
Acceleration of Unvested SARs and RSUs (d)	2,825,835		2,825,835		2,825,835		2,825,835		0
Extended SAR Exercise Period (e)	718,461		718,461		1,293,260		1,293,260		0
Benefits and Perquisites:
Medical Benefits (f)	30,115		30,115		—		—		—
Life Insurance	—		—		—		—		—
Flight Privileges (g)	321,801		321,801		0		321,801		321,801
280G Tax Gross-up (h)	0		0		0		0		0

Total	$6,760,642		$6,760,642		$5,909,364		$6,231,165		$321,801

(a)	Amount shown represents the amount of the annual incentive award earned by Mr. Isom under the US Airways Group 2012 AIP.
(b)	Amount represents 200% of the target payment under the LTIPP for 2012.
(c)	Amount represents payment under the LTIPP for 2012.
(d)	Aggregate value of unvested RSUs is calculated at a price of $13.50, the closing price of US Airways Group common stock on December 31, 2012, and the aggregate value of SARs is calculated based on the spread between the exercise price of unvested SARs and $13.50.
(e)	Amount reflects the incremental aggregate value due to the extension of the exercise period of SARs. The US Airways Group Executive CIC Agreements allow for an 18 month extension upon termination after a change in control on awards granted under the 2005 Plan, 2008 Plan, and 2011 Plan. The 2005 Plan, 2008 Plan, and 2011 Plan allow for a three-year extension for both death and disability. Assumes (i) a stock price of $13.50, the closing price of US Airways Group common stock on December 31, 2012, on the date of extension; (ii) annual interest rates of 0.07% at three months, 0.18% at 18 months, and 0.35% at three years; (iii) 36.7% volatility over three months, 64.1% volatility over 18 months, and 60.4% volatility over three years; and (iv) no dividends.
(f)	Amount reflects the value of 2012 COBRA premiums for group medical, dental, and vision coverage for 24 months.
(g)	Based on the terms of the non-revenue travel policy for senior executives currently in effect. Reflects the present value of future travel calculated using a discount rate of 3.53% and RP2000 White Collar mortality table, and assumes 1% annual increase in the cost of travel.
(h)

Assumes that Mr. Isom is entitled to full reimbursement of (i) any excise taxes that are imposed upon Mr. Isom as a result of the change in control, (ii) any income and excise taxes imposed upon him as a result of reimbursement of the excise tax amount, and (iii) any additional income and excise taxes that are imposed upon him as a result of reimbursement of him for any excise or income taxes. Also assumes a Section 4999 excise tax rate of 20%, a 39.6% federal income tax rate, and a 4.54% state income tax rate. Because it is assumed the SARs are cashed out, the value of SARs is calculated based on the difference between the closing price of US Airways Group common stock on the last trading day of 2012 and the SAR’s respective exercise price. To the extent the SARs would be assumed by the surviving entity and converted to SARs with respect to the surviving entity’s stock, the value attributable to the SARs could differ. The calculations were performed assuming that no amounts will be discounted as attributable to reasonable compensation and no value will be attributed to execution of a noncompetition agreement.

Stephen L. Johnson

The following table sets forth the termination and/or change in control benefits payable to Mr. Johnson under his US Airways Group Executive CIC Agreement and under the termination and change in control benefits generally provided for all named executive officers described above, assuming termination of employment on December 31, 2012.

Executive Benefits and Payments upon Termination	Executive Termination for Good Reason Following a Change in Control		Company Termination Other Than for Misconduct or Disability Following a Change in Control		Death		Disability		Any Other Termination(a)
Compensation:
Base Salary	$901,765		$901,765		$—		$—		$—
Annual Incentive Award	901,765		901,765		901,765	(b)	901,765	(b)	901,765	(b)
Long-Term Incentive Award	901,765	(c)	901,765	(c)	789,044	(d)	789,044	(d)	789,044	(d)
Acceleration of Unvested SARs and RSUs (e)	2,825,835		2,825,835		2,825,835		2,825,835		0
Extended SAR Exercise Period (f)	383,951		383,951		732,354		732,354		0
Benefits and Perquisites:
Medical Benefits (g)	36,274		36,274		—		—		—
Life Insurance	—		—		—		—		—
Flight Privileges (h)	126,730		126,730		0		0		0
280G Tax Gross-up (i)	1,362,171		1,362,171		0		0		0

Total	$7,440,256		$7,440,256		$5,248,998		$5,248,998		$1,690,809

(a)	Amounts under “Any Other Termination” are payable as Mr. Johnson is retirement eligible under the US Airways Group 2012 AIP and the LTIPP.
(b)	Amount represents the amount of the annual incentive award earned by Mr. Johnson under the US Airways Group 2012 AIP.
(c)	Amount represents 200% of the target payment under the LTIPP for 2012.
(d)	Amount represents payment under the LTIPP for 2012.
(e)	Aggregate value of unvested RSUs is calculated at a price of $13.50, the closing price of US Airways Group common stock on December 31, 2012, and the aggregate value of SARs is calculated based on the spread between the exercise price of unvested SARs and $13.50.
(f)	Amount reflects the incremental aggregate value due to the extension of the exercise period of SARs. The US Airways Group Executive CIC Agreements allow for an 18-month extension upon termination after a change in control on awards granted under the 2008 Plan and 2011 Plan. The 2008 Plan and 2011 Plan allow for a three-year extension for both death and disability. Assumes (i) a stock price of $13.50, the closing price of US Airways Group common stock on December 31, 2012, on the date of extension; (ii) annual interest rates of 0.07% at three months, 0.18% at 18 months, and 0.35% at three years; (iii) 36.7% volatility over three months, 64.1% volatility over 18 months, and 60.4% volatility over three years; and (iv) no dividends.

(g)	Amount reflects the value of 2012 COBRA premiums for group medical, dental, and vision coverage for 24 months.
(h)	Based on the terms of the non-revenue travel policy for senior executives currently in effect. Reflects the present value of future travel calculated using a discount rate of 3.53% and RP2000 White Collar mortality table, and assumes 1% annual increase in the cost of travel.
(i)	Assumes that Mr. Johnson is entitled to full reimbursement of (i) any excise taxes that are imposed upon Mr. Johnson as a result of the change in control, (ii) any income and excise taxes imposed upon him as a result of reimbursement of the excise tax amount, and (iii) any additional income and excise taxes that are imposed upon him as a result of reimbursement of him for any excise or income taxes. Also assumes a Section 4999 excise tax rate of 20%, a 39.6% federal income tax rate, and a 4.54% state income tax rate. Because it is assumed the SARs are cashed out, the value of SARs is calculated based on the difference between the closing price of US Airways Group common stock on the last trading day of 2012 and the SAR’s respective exercise price. To the extent the SARs would be assumed by the surviving entity and converted to SARs with respect to the surviving entity’s stock, the value attributable to the SARs could differ. The calculations were performed assuming that no amounts will be discounted as attributable to reasonable compensation and no value will be attributed to execution of a noncompetition agreement.

Derek J. Kerr

The following table sets forth the termination and/or change in control benefits payable to Mr. Kerr under his US Airways Group Executive CIC Agreement and under the termination and change in control benefits generally provided for all named executive officers described above, assuming termination of employment on December 31, 2012.

Executive Benefits and Payments upon Termination	Executive Termination for Good Reason Following a Change in Control			Company Termination Other Than for Misconduct or Disability Following a Change in Control			Death		Disability		Any Other Termination
Compensation:
Base Salary	$848,720			$848,720			$—		$—		$—
Annual Incentive Award	848,720			848,720			848,720	(a)	848,720	(a)	—
Long-Term Incentive Award	848,720	(b	)	848,720	(b	)	742,630	(c)	742,630	(c)	—
Acceleration of Unvested SARs and RSUs (d)	2,825,835			2,825,835			2,825,835		2,825,835		0
Extended SAR Exercise Period (e)	628,627			628,627			1,110,002		1,110,002		0
Benefits and Perquisites:
Medical Benefits (f)	30,115			30,115			—		—		—
Life Insurance	—			—			1,500,000	(g)	—		—
Flight Privileges (h)	206,694			206,694			0		206,694		206,694
280G Tax Gross-up (i)	0			0			0		0		0

Total	$6,237,431			$6,237,431			$7,027,187		$5,733,881		$206,694

(a)	Amount represents the amount of the annual incentive award earned by Mr. Kerr under the US Airways Group 2012 AIP.
(b)	Amount represents 200% of the target payment under the LTIPP for 2012.
(c)	Amount represents payment under the LTIPP for 2012.
(d)	Aggregate value of unvested RSUs is calculated at a price of $13.50, the closing price of US Airways Group common stock on December 31, 2012, and the aggregate value of SARs is calculated based on the spread between the exercise price of unvested SARs and $13.50.
(e)

Amount reflects the incremental aggregate value due to the extension of the exercise period of SARs. The US Airways Group Executive CIC Agreements allow for an 18 month extension upon termination after a change in control on awards granted under the 2005 Plan, 2008 Plan, and 2011 Plan. The 2005 Plan, 2008 Plan, and 2011 Plan allow for a three-year extension for both death and disability. Assumes (i) a stock price of $13.50, the closing price of US Airways Group common stock on December 31, 2012, on the date of extension; (ii) annual interest rates of 0.07% at three months, 0.18% at 18 months, and 0.35% at three years; (iii) 36.7% volatility over three months, 64.1% volatility over 18 months, and 60.4% volatility over three years; and (iv) no dividends.
(f)	Amount reflects the value of 2012 COBRA premiums for group medical, dental, and vision coverage for 24 months.
(g)	Amount represents the life insurance proceeds payable to the executive’s estate under the executive’s life insurance policy upon a termination due to death.
(h)	Based on the terms of the non-revenue travel policy for senior executives currently in effect. Reflects the present value of future travel calculated using a discount rate of 3.53% and RP2000 White Collar mortality table, and assumes 1% annual increase in the cost of travel.
(i)	Assumes that Mr. Kerr is entitled to full reimbursement of (i) any excise taxes that are imposed upon Mr. Kerr as a result of the change in control, (ii) any income and excise taxes imposed upon him as a result of reimbursement of the excise tax amount, and (iii) any additional income and excise taxes that are imposed upon him as a result of reimbursement of him for any excise or income taxes. Also assumes a Section 4999 excise tax rate of 20%, a 39.6% federal income tax rate, and a 4.54% state income tax rate. Because it is assumed the SARs are cashed out, the value of SARs is calculated based on the difference between the closing price of US Airways Group common stock on the last trading day of 2012 and the SAR’s respective exercise price. To the extent the SARs would be assumed by the surviving entity and converted to SARs with respect to the surviving entity’s stock, the value attributable to the SARs could differ. The calculations were performed assuming that no amounts will be discounted as attributable to reasonable compensation and no value will be attributed to execution of a noncompetition agreement.

US AIRWAYS GROUP RELATED PARTY TRANSACTIONS

Other than compensation and other arrangements described under the sections entitled “US Airways Group Director Compensation” beginning on page 297, “US Airways Group Executive Compensation” beginning on page 326, and as set forth below, since January 1, 2012, there was not, nor is there currently planned, any transaction or series of similar transactions to which US Airways Group was or will be a party (i) in which the amount involved exceeded or will exceed $120,000, and (ii) in which any director, nominee, executive officer, holder of more than 5% of US Airways Group’s common stock, or any member of their immediate family had or will have a direct or indirect material interest.

US Airways Group has entered into indemnity agreements with US Airways Group’s officers and directors that provide, among other things, that US Airways Group will indemnify each such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines, and settlements he or she may be required to pay in actions or proceedings in which he or she is or may be made a party by reason of his or her position as a director, officer, or other agent of US Airways Group or its subsidiaries.

Policies and Procedures for Review and Approval of Related Person Transactions

US Airways Group believes that business decisions and actions taken by US Airways Group’s officers, directors, and employees should be based on the best interests of US Airways Group, and must not be motivated by personal considerations or relationships. US Airways Group attempts to analyze all transactions in which US Airways Group participates and in which a related person may have a direct or indirect material interest, both due to the potential for a conflict of interest and to determine whether disclosure of the transaction is required under applicable SEC rules and regulations.

Related persons include any of US Airways Group’s directors or executive officers, certain of US Airways Group’s stockholders, and immediate family members of any of the above persons. A conflict of interest occurs when an individual’s private interest interferes, or appears to interfere, in any way with the interests of US Airways Group. US Airways Group’s Code of Ethics requires all employees, including US Airways Group’s principal executive officer, principal financial officer, and principal accounting officer, and US Airways Group’s directors, who may have a potential or apparent conflict of interest to fully disclose all the relevant facts to either a personnel supervisor, if applicable, to the compliance officer, or to the executive vice president—corporate and government affairs. Once a personnel supervisor, the compliance officer, or the executive vice president—corporate and government affairs receives notice of a conflict of interest, they will report the relevant facts to US Airways Group’s internal auditors. The internal auditors will then consult with the audit committee and a determination will be made as to whether the activity is permissible. The full text of US Airways Group’s Code of Ethics is available on US Airways Group’s website at www.usairways.com under the links “Company info”—“About US”—“Investor relations”—“Corporate governance.”

In addition to the reporting requirements under the Code of Ethics, each year US Airways Group’s directors and officers complete Directors’ and Officers’ Questionnaires identifying the transactions with US Airways Group in which the officer or director or their family members have an interest, if any. A list is then maintained by US Airways Group of all companies known to US Airways Group that are affiliated with a related person. Any potential transactions with such companies or other related person transactions are reviewed by US Airways Group’s executive vice president—corporate and government affairs and brought to the attention of US Airways Group’s audit committee as appropriate. US Airways Group’s audit committee is responsible for reviewing and approving all material transactions with any related party.

US AIRWAYS GROUP EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about US Airways Group common stock that may be issued under all existing equity compensation plans as of December 31, 2012, which include the following:

•	the 2011 Plan;

•	the 2008 Plan;

•	the 2005 Plan; and

•	the 2002 Plan.

Plan Category	(i) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights(f)	(ii) Weighted- Average Exercise Price of Outstanding Options, Warrants, and Rights		(iii) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (i))
Equity Compensation Plans Approved by Security Holders (a)	14,852,408	$11.77	(b)	10,315,350
Equity Compensation Plan Not Approved by Security Holders (c)	447,216	$21.61	(d)	—	(e)

Total	15,299,624	$12.11		10,315,350

(a)	At the US Airways Group annual meeting of stockholders on June 10, 2011, the 2011 Plan was approved by US Airways Group’s stockholders. No additional grants may be made under the 2008 Plan or the 2005 Plan. The 2008 Plan was originally adopted at the US Airways Group annual meeting of stockholders on June 11, 2008 and was approved by the stockholders. The 2005 Plan was originally adopted as part of the plan upon emergence from US Airways Group’s bankruptcy in September 2005. Under Delaware law, approval of the 2005 Plan as part of US Airways Group’s reorganization was deemed to be approved by US Airways Group’s stockholders. Consists of 12,556,065 SARs, 2,230,687 RSUs, and 65,656 options.
(b)	Represents the weighted average exercise price of the outstanding options and SARs. The weighted average remaining term of these outstanding options and rights is 4.4 years.
(c)	America West had an equity compensation plan, the 2002 Plan, which was approved by America West’s stockholders prior to the merger of US Airways Group and America West, but has not been approved by US Airways Group’s stockholders. This plan has shares that may become issuable pursuant to the exercise of outstanding options. As a result of the merger, all outstanding equity awards under this plan were converted into awards exercisable for shares of US Airways Group common stock pursuant to the terms of the merger agreement with America West.
(d)	The weighted average remaining term of these outstanding options and rights is 1.8 years.
(e)	No shares are available for future grant under this plan pursuant to action taken by the compensation and human resources committee of the board of directors of US Airways Group.
(f)	Does not include stock options granted pursuant to a letter of agreement between US Airways Group and USAPA, dated as of September 23, 2005. As of December 31, 2012, there were approximately 300,000 such stock options outstanding with an exercise price of $12.50. The pilot stock options do not reduce the shares available for grant under any equity incentive plan. These stock options expired on January 31, 2013 if unexercised.

US AIRWAYS GROUP SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that US Airways Group’s directors and executive officers, and persons who own more than 10% of a registered class of US Airways Group’s equity securities, file with the SEC initial reports of ownership and reports of changes in ownership of US Airways Group’s common stock and other equity securities. Officers, directors, and greater than 10% stockholders are required by SEC regulations to furnish US Airways Group with copies of all Section 16(a) forms they file. To US Airways Group’s knowledge, based solely on a review of the copies of such reports furnished to US Airways Group and written representations that no other reports were required, during the fiscal year ended December 31, 2012, all of US Airways Group’s officers, directors, and greater than 10% beneficial owners complied with all Section 16(a) filing requirements.

OTHER MATTERS

Stockholder Proposals

If the Merger is not consummated, US Airways Group will hold a 2014 annual meeting of stockholders. For a stockholder proposal to be considered for inclusion in the proxy statement for US Airways Group’s 2014 annual meeting of stockholders in accordance with Rule 14a-8 of the Exchange Act, US Airways Group’s corporate secretary, Caroline B. Ray, must receive the proposal at US Airways Group’s principal executive offices no later than February 11, 2014. The proposal must comply with the SEC regulations under Rule 14a-8 of the Exchange Act regarding the inclusion of stockholder proposals in US Airways Group’s proxy materials.

Pursuant to US Airways Group’s amended and restated bylaws, in order for a stockholder to present a proposal at an annual meeting of stockholders, other than proposals to be included in the US Airways Group proxy statement as described above, the stockholder must deliver proper notice to US Airways Group’s corporate secretary at US Airways Group’s principal executive offices not more than 120 days and not less than 90 days prior to the anniversary date of the immediately preceding US Airways Group annual meeting of stockholders. For the 2014 annual meeting of stockholders of US Airways Group, notice must be delivered no sooner than March 14, 2014 and no later than April 13, 2014. Stockholders are advised to review US Airways Group’s amended and restated bylaws, because they contain additional requirements with respect to advance notice of stockholder proposals.

If the Merger is consummated, there will be no annual meeting of US Airways Group’s stockholders in 2014. Instead, AAG will hold an annual meeting of stockholders in 2014, in which case AAG will disclose in a filing with the SEC, such as a current report on Form 8-K, the deadline for submitting stockholder proposals to be considered for inclusion in the proxy statement for AAG’s 2014 annual meeting of stockholders in accordance with Rule 14a-8 of the Exchange Act. Such proposals must comply with the SEC regulations under Rule 14a-8 of the Exchange Act regarding the inclusion of stockholder proposals in AAG’s proxy materials. Pursuant to the AAG Bylaws, in order for a stockholder to present a proposal at the AAG 2014 annual meeting of stockholders, other than proposals to be included in AAG’s proxy statement as described above, the stockholder must deliver proper notice to AAG’s corporate secretary at AAG’s principal executive offices not later than the 90th day prior to such annual meeting of stockholders or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting of stockholders is first made. Stockholders are advised to review the AAG Bylaws, which are expected to be substantially in the form attached to this proxy statement/prospectus as Annex D, because they contain additional requirements with respect to advance notice of stockholder proposals.

PART V — OTHER INFORMATION

LEGAL MATTERS

The legality of the shares of AAG common stock issuable pursuant to the Merger will be passed upon for AMR by Weil, Gotshal & Manges LLP. Certain U.S. federal income tax consequences relating to the transactions will be passed upon for AMR by Weil, Gotshal & Manges LLP and for US Airways Group by Latham & Watkins LLP.

EXPERTS

AMR

The consolidated financial statements and schedule of AMR at December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about AMR’s ability to continue as a going concern as described in Note 1 to the AMR 2012 consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

US Airways Group

The consolidated financial statements of US Airways Group and subsidiaries as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

US Airways Group and AMR file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by either US Airways Group or AMR at the SEC’s Public Reference Room at Room 1580, 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of US Airways Group and AMR are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. You can also find the SEC filings of each of US Airways Group and AMR on their respective websites, www.usairways.com and www.aa.com.

The SEC allows US Airways Group to incorporate by reference information into this proxy statement/prospectus. This means that US Airways Group can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus. Neither US Airways Group nor AMR incorporate the contents of their websites into this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below, which contain important information about US Airways Group and its financial condition. The following documents, which were filed by US Airways Group with the SEC, are incorporated by reference into this proxy statement/prospectus:

•

Annual Report of US Airways Group on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 20, 2013, as amended by the Annual Report on Form 10-K/A of US Airways Group filed on April 16, 2013;

•	Quarterly Report of US Airways Group on Form 10-Q for the fiscal quarter ended March 31, 2013, filed with the SEC on April 23, 2013;

•	Current Report of US Airways Group on Form 8-K dated February 13, 2013, filed with the SEC on February 14, 2013 (relating to the announcement of the execution of the Merger Agreement);

•

Amendment no. 1 to Current Report of US Airways Group on Form 8-K dated February 13, 2013, filed with the SEC on February 14, 2013 (relating to the announcement of the execution of the Merger Agreement);

•	Current Report of US Airways Group on Form 8-K dated February 13, 2013, filed with the SEC on February 14, 2013 (relating to US Airways Group’s entry into the Tax Benefit Preservation Plan);

•	Current Report of US Airways Group on Form 8-K dated March 4, 2013, filed with the SEC on March 5, 2013;

•	Current Report of US Airways Group on Form 8-K dated April 10, 2013, filed with the SEC on April 12, 2013;

•	Current Report of US Airways Group on Form 8-K dated April 24, 2013, filed with the SEC on April 25, 2013;

•	Current Report of US Airways Group on Form 8-K dated May 10, 2013, filed with the SEC on May 16, 2013;

•	Current Report of US Airways Group on Form 8-K dated May 21, 2013, filed with the SEC on May 21, 2013;

•	Current Report of US Airways Group on Form 8-K dated May 21, 2013, filed with the SEC on May 22, 2013;

•	Current Report of US Airways Group on Form 8-K dated May 21, 2013, filed with the SEC on May 24, 2013;

•	Current Report of US Airways Group on Form 8-K dated May 22, 2013, filed with the SEC on May 24, 2013;

•	Current Report of US Airways Group on Form 8-K dated May 23, 2013, filed with the SEC on May 30, 2013;

•	Current Report of US Airways Group on Form 8-K dated June 6, 2013, filed with the SEC on June 6, 2013; and

•

the description of the capital stock of US Airways Group contained in its Registration Statement on Form S-3, filed with the SEC on May 25, 2012 and any amendment or report filed with the SEC for the purpose of updating the description.

In addition, US Airways Group incorporates by reference additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the 2013 Annual Meeting of Stockholders. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, excluding any information furnished pursuant to Items 2.02 or 7.01 of any current report on Form 8-K, as well as proxy statements.

US Airways Group and AMR also incorporate by reference the Merger Agreement attached to this proxy statement/prospectus as Annex A.

Neither US Airways Group nor AMR have authorized anyone to give any information or make any representation about the Merger or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that US Airways Group and AMR have incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus is accurate only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Each of US Airways Group and AMR has made and expects to make public disclosures of certain information regarding their respective companies and AAG, including, but not limited to, disclosures regarding the Merger, to investors and the general public by means of certain social media sites, including, but not limited to, Facebook and Twitter, and by means of the joint Merger website maintained by both companies. Investors are encouraged to:

•	follow US Airways (@USAirways and @USEmployees) and American (@AmericanAir) on Twitter;

•	“like” each of US Airways’ (www.facebook.com/USAirways) and American’s (www.facebook.com/AmericanAirlines) Facebook pages;

•	follow American (www.google.com/+americanairlines) on Google+;

•	follow US Airways (www.pinterest.com/FlyUSAirways) and American (www.pinterest.com/americanair) on Pinterest;

•	follow US Airways (www.instagram.com/USAirways) and American (www.instagram.com/americanair) on Instagram;

•	“like” American (www.foursquare.com/americanair) on Foursquare;

•	follow American (www.linkedin.com/company/american-airlines) on LinkedIn;

•	subscribe to US Airways (www.youtube.com/user/usairways) and American (www.youtube.com/user/americanairlines) on YouTube; and

•	visit www.aaarriving.com for updated information regarding AMR, US Airways Group, and the Merger.

Neither US Airways Group nor AMR incorporate the contents of their social media sites or the joint Merger website into this proxy statement/prospectus.

INDEX TO AMR CONSOLIDATED FINANCIAL STATEMENTS

Index to AMR unaudited interim consolidated financial statements for the three months ended March 31, 2013 and AMR consolidated financial statements for the year ended December 31, 2012

AMR CORPORATION

DEBTORS AND DEBTORS IN POSSESSION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited) (In millions, except per share amounts)

	Three Months Ended March 31,
	2013	2012
Revenues
Passenger—American Airlines	$4,614	$4,557
—Regional Affiliates	679	670
Cargo	155	168
Other revenues	650	642

Total operating revenues	6,098	6,037
Expenses
Aircraft fuel	2,200	2,165
Wages, salaries and benefits	1,484	1,782
Other rentals and landing fees	346	328
Maintenance, materials and repairs	383	343
Depreciation and amortization	246	260
Commissions, booking fees and credit card expense	276	266
Aircraft rentals	164	143
Food service	139	125
Special charges and merger related	28	11
Other operating expenses	780	703

Total operating expenses	6,046	6,126

Operating Income (Loss)	52	(89)
Other Income (Expense)
Interest income	4	6
Interest expense (contractual interest expense equals $(269) and $(198) for the three months ended March 31, 2013 and March 31, 2012, respectively)	(262)	(178)
Interest capitalized	12	12
Miscellaneous—net	(9)	(10)

	(255)	(170)

Income (Loss) Before Reorganization Items, Net	(203)	(259)
Reorganization Items, Net	(160)	(1,401)
Income (Loss) Before Income Taxes	(363)	(1,660)
Income tax (benefit)	(22)	—

Net Earnings (Loss)	$(341)	$(1,660)

Earnings (Loss) Per Share
Basic	$(1.02)	$(4.95)
Diluted	$(1.02)	$(4.95)

The accompanying notes are an integral part of these financial statements.

AMR CORPORATION

DEBTORS AND DEBTORS IN POSSESSION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited) (In millions)

	Three Months Ended March 31,
	2013	2012
Net Earnings (Loss)	$(341)	$(1,660)
Other Comprehensive Income (Loss), Before Tax:
Defined benefit pension plans and retiree medical:
Amortization of actuarial (gain) loss and prior service cost	(33)	56
Current year change	—	2
Benefit plan modifications	—	—
Derivative financial instruments:
Change in fair value	(15)	48
Reclassification into earnings	(1)	(26)
Unrealized gain (loss) on investments
Net change in value	(1)	—

Other Comprehensive Income (Loss) Before Tax	(50)	80
Income tax expense on other comprehensive income	—	—

Comprehensive Income (Loss)	$(391)	$(1,580)

The accompanying notes are an integral part of these financial statements.

AMR CORPORATION

DEBTORS AND DEBTORS IN POSSESSION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions)

	March 31, 2013	December 31, 2012
Assets
Current Assets
Cash	$606	$480
Short-term investments	3,638	3,412
Restricted cash and short-term investments	853	850
Receivables, net	1,243	1,124
Inventories, net	595	580
Fuel derivative contracts	66	65
Other current assets	524	561

Total current assets	7,525	7,072

Equipment and Property
Flight equipment, net	10,216	10,310
Other equipment and property, net	2,099	2,099
Purchase deposits for flight equipment	721	710

	13,036	13,119

Equipment and Property Under Capital Leases
Flight equipment, net	212	222
Other equipment and property, net	57	61

	269	283
International slots and route authorities	708	708
Domestic slots and airport operating and gate lease rights, less accumulated amortization, net	155	161
Other assets	2,159	2,167

	$23,852	$23,510

AMR CORPORATION

DEBTORS AND DEBTORS IN POSSESSION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions)

	March 31, 2013	December 31, 2012
Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities
Accounts payable	$1,440	$1,244
Accrued liabilities	2,084	2,117
Air traffic liability	5,180	4,524
Current maturities of long-term debt	1,256	1,388
Current obligations under capital leases	30	31

Total current liabilities	9,990	9,304
Long-term debt, less current maturities	6,646	6,735
Obligations under capital leases, less current obligations	375	381
Pension and postretirement benefits	6,730	6,780
Other liabilities, deferred gains and deferred credits	1,708	1,691
Liabilities Subject to Compromise	6,779	6,606
Stockholders’ Equity (Deficit)
Preferred stock	—	—
Common stock	341	341
Additional paid-in capital	4,483	4,481
Treasury stock	(367)	(367)
Accumulated other comprehensive income (loss)	(3,030)	(2,980)
Accumulated deficit	(9,803)	(9,462)

	(8,376)	(7,987)

	$23,852	$23,510

The accompanying notes are an integral part of these financial statements.

AMR CORPORATION

DEBTORS AND DEBTORS IN POSSESSION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (In millions)

	Three Months Ended March 31,
	2013	2012
Net Cash Provided by (used in) Operating Activities	$683	$1,067
Cash Flow from Investing Activities:
Capital expenditures, including aircraft lease deposits	(885)	(238)
Net decrease (increase) in short-term investments	(226)	(726)
Net decrease (increase) in restricted cash and short-term investments	(3)	(33)
Proceeds from sale of equipment, property, and investments/subsidiaries	26	12

Net cash provided by (used in) investing activities	(1,088)	(985)
Cash Flow from Financing Activities:
Payments on long-term debt and capital lease obligations	(394)	(314)
Proceeds from:
Issuance of debt	161	—
Sale-leaseback transactions	764	324
Other	—	—

Net cash provided by (used in) financing activities	531	10

Net increase (decrease) in cash	126	92
Cash at beginning of period	480	283

Cash at end of period	$606	$375

The accompanying notes are an integral part of these financial statements.

AMR CORPORATION

DEBTORS AND DEBTORS IN POSSESSION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Chapter 11 Reorganization

Overview

On November 29, 2011 (the Petition Date), AMR Corporation (AMR or the Company), its principal subsidiary, American Airlines, Inc. (American) and certain of the Company’s other direct and indirect domestic subsidiaries (collectively, the Debtors) filed voluntary petitions for relief (the Chapter 11 Cases) under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code), in the United States Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Chapter 11 Cases are being jointly administered under the caption “In re AMR Corporation, et al., Case No. 11-15463-SHL.”

The Company and the other Debtors are operating as “debtors in possession” under the jurisdiction of the Bankruptcy Court and the applicable provisions of the Bankruptcy Code. In general, as debtors in possession under the Bankruptcy Code, we are authorized to continue to operate as an ongoing business but may not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court. The Bankruptcy Code enables the Company to continue to operate its business without interruption, and the Bankruptcy Court has granted additional relief covering, among other things, obligations to (i) employees, (ii) taxing authorities, (iii) insurance providers, (iv) independent contractors for improvement projects, (v) foreign vendors, (vi) other airlines pursuant to certain interline agreements, and (vii) certain vendors deemed critical to the Debtors’ operations.

While operating as debtors in possession under Chapter 11 of the Bankruptcy Code, the Debtors may sell or otherwise dispose of or liquidate assets or settle liabilities, subject to the approval of the Bankruptcy Court or otherwise as permitted in the ordinary course of business. On April 15, 2013, the Company and other Debtors filed with the Bankruptcy Court its proposed Plan of Reorganization (the Plan) and related Disclosure Statement. The Debtors have an exclusive period to solicit and obtain acceptances of the Plan through and including July 29, 2013. It is possible that the Plan as filed may be challenged and undergo revision, perhaps substantially, prior to the time that it is finally approved by the Bankruptcy Court and submitted to the Debtors’ stakeholders for a vote. The ultimate plan of reorganization, which would be subject to acceptance by the requisite majorities of empowered stakeholders under the Bankruptcy Code and approval by the Bankruptcy Court, could materially change the amounts and classifications in the Condensed Consolidated Financial Statements. See Note 14 to the Condensed Consolidated Financial Statements for further information on the plan of reorganization.

The Company’s Chapter 11 Cases followed an extended effort by the Company to restructure its business to strengthen its competitive and financial position. However, the Company’s substantial cost disadvantage compared to its larger competitors, all of which restructured their costs and debt through Chapter 11, became increasingly untenable given the accelerating impact of global economic uncertainty and resulting revenue instability, volatile and rising fuel prices, and intensifying competitive challenges.

Notwithstanding any indications of value that may be contained in the Plan, no assurance can be given as to the ultimate value, if any, that may be ascribed to the Debtors’ various prepetition liabilities and other securities. The Company cannot predict what the ultimate value of any of its or the other Debtors’ securities may be. Trading in the Company’s common stock and certain debt securities on the New York Stock Exchange (NYSE) was suspended on January 5, 2012, and the Company’s common stock and such debt securities were delisted by the SEC from the NYSE on January 30, 2012. On January 5, 2012, the Company’s common stock began trading under the symbol “AAMRQ” on the OTCQB marketplace, operated by OTC Markets Group (www.otcmarkets.com).

General Information

Notices to Creditors; Effect of Automatic Stay. The Debtors have notified all known current or potential creditors that the Chapter 11 Cases were filed. Subject to certain exceptions under the Bankruptcy Code, the filing of the Debtors’ Chapter 11 Cases automatically enjoined, or stayed, the continuation of most judicial or administrative proceedings or filing of other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. Thus, for example, most creditor actions to obtain possession of property from the Debtors, or to create, perfect or enforce any lien against the property of the Debtors, or to collect on monies owed or otherwise exercise rights or remedies with respect to a prepetition claim, are enjoined unless and until the Bankruptcy Court lifts the automatic stay as to any such claim. Vendors are being paid for goods furnished and services provided after the Petition Date in the ordinary course of business.

Appointment of Creditors’ Committee. On December 5, 2011, the U.S. Trustee appointed the Creditors’ Committee (Creditors’ Committee) for the Chapter 11 Cases.

Retirement and Life Insurance Benefits. See Note 8 to the Condensed Consolidated Financial Statements for information regarding modifications to retirement and life insurance benefits.

Rejection of Executory Contracts. Under section 365 and other relevant sections of the Bankruptcy Code, the Debtors may assume, assume and assign, or reject certain executory contracts and unexpired leases, including, without limitation, agreements relating to aircraft and aircraft engines (collectively, Aircraft Property) and leases of real property, subject to the approval of the Bankruptcy Court and certain other conditions. As of March 31, 2013, the Bankruptcy Court had entered orders granting the Debtors’ motions to assume 537 and reject 12 unexpired leases of non-residential real property and had entered various orders extending, by the Debtors’ agreement with certain landlords, the date by which the Debtors must assume or reject an additional 24 unexpired leases of non-residential real property.

In general, rejection of an executory contract or unexpired lease is treated as a prepetition breach of the executory contract or unexpired lease in question and, subject to certain exceptions, relieves the Debtors from performing their future obligations under such executory contract or unexpired lease but entitles the contract counterparty or lessor to a prepetition general unsecured claim for damages caused by such deemed breach. Counterparties to such rejected contracts or leases have the right to file claims against the Debtors’ estate for such damages. Generally, the assumption of an executory contract or unexpired lease requires the Debtors to cure existing defaults under such executory contract or unexpired lease.

Any description of an executory contract or unexpired lease elsewhere in these Notes or in the report to which these Notes are attached, including where applicable the Debtors’ express termination rights or a quantification of their obligations, must be read in conjunction with, and is qualified by, any rights the Debtors or counterparties have under section 365 of the Bankruptcy Code.

The Debtors expect that liabilities subject to compromise and resolution in the Chapter 11 Cases will arise in the future as a result of damage claims created by the Debtors’ rejection of various executory contracts and unexpired leases. Due to the uncertain nature of many of the potential rejection claims, the magnitude of such claims is not reasonably estimable at this time. Such claims may be material (see “Liabilities Subject to Compromise” in Note 1 to the Condensed Consolidated Financial Statements).

Special Protection Applicable to Leases and Secured Financing of Aircraft and Aircraft Equipment. Notwithstanding the general discussion above of the impact of the automatic stay, under section 1110 of the Bankruptcy Code, beginning 60 days after filing a petition under Chapter 11, certain secured parties, lessors and conditional sales vendors may have a right to take possession of certain qualifying Aircraft Property that is leased or subject to a security interest or conditional sale contract, unless the Debtors, subject to approval by the Bankruptcy Court, agree to perform under the applicable agreement, and cure any defaults as provided in section 1110 (other than defaults of a kind specified in section 365(b)(2) of the Bankruptcy Code). Taking such action does not preclude the Debtors from later rejecting the applicable lease or abandoning the Aircraft Property subject to the related security agreement, or from later seeking to renegotiate the terms of the related financing.

The Debtors may extend the 60-day period by agreement of the relevant financing party, with Bankruptcy Court approval. In the absence of an agreement or cure as described above or such an extension, the financing party may take possession of the Aircraft Property and enforce its contractual rights or remedies to sell, lease or otherwise retain or dispose of such equipment.

The 60-day period under section 1110 in the Chapter 11 Cases expired on January 27, 2012. In accordance with the Bankruptcy Court’s Order Authorizing the Debtors to (i) Enter into Agreements Under Section 1110(a) of the Bankruptcy Code, (ii) Enter into Stipulations to Extend the Time to Comply with Section 1110 of the Bankruptcy Code and (iii) File Redacted Section 1110(b) Stipulations, dated December 23, 2011, the Debtors have entered into agreements to extend the automatic stay or agreed to perform and cure defaults under financing agreements with respect to certain aircraft in their fleet and other Aircraft Property. The Debtors have reached agreement on revised terms with respect to substantially all of the aircraft for which the Debtors expect to negotiate revised terms, subject in a number of instances to certain conditions, including reaching agreement on definitive documentation. The ultimate outcome of these negotiations cannot be predicted with certainty. To the extent the Debtors are unable to reach definitive agreements with Aircraft Property financing parties, those parties may seek to repossess the subject Aircraft Property. The loss of a significant number of aircraft could result in a material adverse effect on the Debtors’ financial and operating performance.

Magnitude of Potential Claims. On February 27, 2012, the Debtors filed with the Bankruptcy Court schedules and statements of financial affairs setting forth, among other things, the assets and liabilities of the Debtors, subject to the assumptions filed in connection therewith. All of the schedules are subject to further amendment or modification.

Bankruptcy Rule 3003(c)(3) requires the Bankruptcy Court to fix the time within which proofs of claim must be filed in a Chapter 11 case pursuant to section 501 of the Bankruptcy Code. This Bankruptcy Rule also provides that any creditor who asserts a claim against the Debtors that arose prior to the Petition Date and whose claim (i) is not listed on the Debtors’ schedules or (ii) is listed on the schedules as disputed, contingent, or unliquidated, must file a proof of claim. On May 4, 2012, the Bankruptcy Court entered an order that established July 16, 2012 at 5:00 p.m. (Eastern Time) (the Bar Date) as the deadline to file proofs of claim against any Debtor. More information regarding the filing of proofs of claim can be obtained at www.amrcaseinfo.com. Information on this website is not incorporated into or otherwise made a part of this report.

As of April 10, 2013, approximately 13,400 claims totaling about $290.0 billion have been filed with the Bankruptcy Court against the Debtors. Of those claims, approximately 350 claims aggregating approximately $58 million were filed after the Bar Date. We expect new and amended claims to be filed in the future, including claims amended to assign values to claims originally filed with no designated value. We intend to dispute the claims filed after the Bar Date as not having been filed timely and in accordance with the Bankruptcy Code. We have identified, and we expect to continue to identify, many claims that we believe should be disallowed by the Bankruptcy Court because they are duplicative, are without merit, are overstated or for other reasons. As of April 10, 2013, the Bankruptcy Court has disallowed approximately $100.2 billion of claims and has not yet ruled on our other objections to claims, the disputed portions of which aggregate to an additional $16.1 billion. We expect to continue to file objections in the future. Because the process of analyzing and objecting to claims is ongoing, the amount of disallowed claims may increase significantly in the future. The Debtors have recorded amounts for claims for which there was sufficient information to estimate the claim.

Differences between amounts scheduled by the Debtors and claims by creditors will be investigated and resolved in connection with the claims resolution process. In light of the expected number of creditors, the claims resolution process may take considerable time to complete. Accordingly, the ultimate number and amount of allowed claims is not presently known, nor can the ultimate recovery with respect to allowed claims be presently ascertained.

Collective Bargaining Agreements. Section 1113(c) of the Bankruptcy Code provides a process for the modification and/or rejection of collective bargaining agreements (CBAs). Through this process, American was able to achieve new CBAs with each of its unions (TWU, APFA and APA), covering nine unionized work groups.

In September 2012, the Bankruptcy Court authorized American to reject its pilot CBA, and thereafter American began implementing certain terms and conditions of employment for pilots. American and the APA continued to negotiate in good faith toward a new pilot agreement, and those negotiations resulted in a new pilot CBA that was approved by the Bankruptcy Court on December 19, 2012. A small group of American pilots is appealing the Bankruptcy Court’s decisions granting American’s request to reject the pilot CBA and approving the new pilot CBA, and those appeals are pending in the U.S. District Court for the Southern District of New York.

American Eagle Airlines, Inc. (AMR Eagle) also engaged in the Section 1113(c) process with its unions, and ultimately achieved new CBAs with AFA, ALPA and all four TWU-represented work groups.

In addition, American’s pilots, flight attendants, and ground employee unions and the US Airways, Inc. pilots union have agreed to terms for improved CBAs, effective upon the closing of the Company’s proposed merger with US Airways Group, Inc. (US Airways Group) (see Note 13 and Note 14 to the Condensed Consolidated Financial Statements for further information regarding the merger). The US Airways, Inc. flight attendants union has also reached a tentative agreement with US Airways, Inc., which includes support for the merger. American’s unions representing pilots and flight attendants are working with their counterparts at US Airways, Inc. to determine representation and single agreement protocols to be used to integrate workforce after the merger.

Merger Agreement and Plan of Reorganization. See Notes 13 and 14 to the Condensed Consolidated Financial Statements for information regarding the Merger Agreement and Plan.

Availability and Utilization of Net Operating Losses. The availability and utilization of net operating losses (and utilization of alternative minimum tax credits) after the Debtors’ emergence from Chapter 11 is uncertain at this time and will be highly influenced by the composition of the plan of reorganization that is ultimately pursued. On January 27, 2012, the Bankruptcy Court issued a Final Order Establishing Notification Procedures for Substantial Claimholders and Equityholders and Approving Restrictions on Certain Transfers of Interests in the Debtors’ Estates, which restricted trading in the Company’s common stock and established certain procedures and potential restrictions with respect to the transfer of claims. The order was intended to prevent, or otherwise institute procedures and notification requirements with respect to, certain transfers of AMR Common Stock and unsecured claims against the Debtors that could impair the ability of the Debtors to use their net operating loss carryovers and certain other tax attributes on a reorganized basis. However, the Original Procedures did not envision the proposed merger between AMR and US Airways Group and, if implemented to take into account the proposed merger or an equivalent transaction, might have unduly restricted the amount of claims that may be accumulated and retained by certain holders. Accordingly, on February 22, 2013, the Debtors filed a motion with the Bankruptcy Court to revise the Original Procedures (as so revised, the Revised Procedures).

On April 11, 2013, the Bankruptcy Court entered an order (the Revised Order) approving the Revised Procedures.

With respect to holders of unsecured claims against the Debtors, the Revised Procedures establish a process in which holders of unsecured claims in excess of a threshold amount may be required to file one or more Notices of Substantial Claim Ownership, and, under certain circumstances, may be required to sell all or a portion of any unsecured claims acquired during the Chapter 11 Cases. The Revised Procedures potentially apply to any person that beneficially owns either (1) more than $190 million of claims against the Debtors or (2) a lower amount of claims which, when added to certain specified interests, including stock, in AMR or US Airways Group, would result in such holder holding the “Applicable Percentage,” generally 4.5 percent, of the reorganized Debtors. In connection with the filing of a Notice of Substantial Claim Ownership, a holder must indicate if it will agree to refrain from acquiring additional AMR and US Airways Group common stock and such other specified interests until after the effective date of the Debtors’ Chapter 11 plan of reorganization, and to dispose of any such interests acquired since February 22, 2013. This can affect the manner in which the Revised Procedures apply to certain holders.

The Revised Procedures did not alter the procedures applicable with respect to “Substantial Equityholders,” namely persons who are, or as a result of a transaction would become, the beneficial owner of approximately 4.5 percent of the outstanding shares of AMR Common Stock.

Any acquisition, disposition, or other transfer of equity or claims in violation of the restrictions set forth in the Revised Order will be null and void ab initio and/or subject to sanctions as an act in violation of the automatic stay under sections 105(a) and 362 of the United States Bankruptcy Code.

Liabilities Subject to Compromise

The following table summarizes the components of liabilities subject to compromise included on the Condensed Consolidated Balance Sheet as of March 31, 2013 and December 31, 2012:

(in millions)
	March 31, 2013	December 31, 2012
Long-term debt	$1,198	$1,198
Estimated allowed claims on aircraft lease and debt obligations and facility lease and bond obligations	3,971	3,716
Pension and postretirement benefits	1,237	1,250
Accounts payable and other accrued liabilities	385	442
Other	(12)	—

Total liabilities subject to compromise	$6,779	$6,606

Long-term debt, including undersecured debt, classified as subject to compromise as of March 31, 2013 and December 31, 2012 consisted of (in millions):

	March 31, 2013	December 31, 2012
Secured variable and fixed rate indebtedness due through 2023 (effective rates from 1.00%—13.00% at March 31, 2013)	$172	$172
6.00%—8.50% special facility revenue bonds due through 2036	186	186
6.25% senior convertible notes due 2014	460	460
9.00%—10.20% debentures due through 2021	214	214
7.88%—10.55% notes due through 2039	166	166

	$1,198	$1,198

Liabilities subject to compromise refers to prepetition obligations which may be impacted by the Chapter 11 reorganization process. These amounts represent the Debtors’ current estimate of known or potential prepetition obligations to be resolved in connection with the Chapter 11 Cases.

In accordance with ASC 852, substantially all of the Company’s unsecured debt has been classified as liabilities subject to compromise. Additionally, certain of the Company’s undersecured debt instruments have also been classified as liabilities subject to compromise.

Pursuant to the Support Agreement, as defined and further described in Note 13 to the Condensed Consolidated Financial Statements, the Debtors agreed to allow certain post-petition unsecured claims on obligations. As a result, the Company recorded interest charges of $116 million to liabilities subject to compromise to recognize post-petition interest expense on unsecured obligations.

As a result of the modifications to the retirement benefits as discussed in Note 8 to the Condensed Consolidated Financial Statements, a portion of the pension and postretirement benefits liability, primarily relating to retiree medical and other benefits, was classified as liabilities subject to compromise.

Differences between liabilities the Debtors have estimated and the claims filed, or to be filed, will be investigated and resolved in connection with the claims resolution process. The Company will continue to evaluate these liabilities throughout the Chapter 11 Cases and adjust amounts as necessary. Such adjustments may be material. In light of the expected number of creditors, the claims resolution process may take considerable time to complete. Accordingly, the ultimate number and amount of allowed claims is not presently known.

Reorganization Items, net

Reorganization items refer to revenues, expenses (including professional fees), realized gains and losses and provisions for losses that are realized or incurred in the Chapter 11 Cases. The following table summarizes the components included in reorganization items, net on the Consolidated Statements of Operations for the three months ended March 31, 2013 and March 31, 2012:

(in millions)
	Three Months Ended March 31,
	2013	2012
Pension and postretirement benefits	$—	$—
Aircraft and facility financing renegotiations and rejections(1)(2)(3)	136	1,356
Professional fees	39	45
Other	(15)	—

Total reorganization items, net	$160	$1,401

(1)

Amounts include allowed claims (claims approved by the Bankruptcy Court) and estimated allowed claims relating to the rejection or modification of financings related to aircraft. The Debtors record an estimated claim associated with the rejection or modification of a financing when the applicable motion is filed with the Bankruptcy Court to reject or modify such financing and the Debtors believe that it is probable the motion will be approved, and there is sufficient information to estimate the claim. Modifications of the financings related to certain aircraft remain subject to conditions, including reaching agreement on definitive documentation. See above, “Special Protection Applicable to Leases and Secured Financing of Aircraft and Aircraft Equipment,” for further information.

(2)

Amounts include allowed claims (claims approved by the Bankruptcy Court) and estimated allowed claims relating to entry of orders treating as unsecured claims with respect to facility agreements supporting certain issuances of special facility revenue bonds. The Debtors record an estimated claim associated with the treatment of claims with respect to facility agreements when the applicable motion is filed with the Bankruptcy Court and the Debtors believe that it is probable that the motion will be approved, and there is sufficient information to estimate the claim. See above, “Rejection of Executory Contracts,” for further information.

(3)

Pursuant to the Support Agreement, as defined and further described in Note 13 to the Condensed Consolidated Financial Statements, the Debtors agreed to allow certain post-petition unsecured claims on obligations. As a result, the Company recorded reorganization charges to adjust estimated allowed claim amounts previously recorded on rejected special facility revenue bonds of $127 million, which is included in the table above.

Claims related to reorganization items are reflected in liabilities subject to compromise on the Condensed Consolidated Balance Sheet as of March 31, 2013.

2. Basis of Presentation

The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with United States (U.S.) generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. Results of operations for the periods presented herein are not necessarily indicative of results of operations for the entire year. The Condensed Consolidated Financial Statements include the accounts of AMR and its wholly owned subsidiaries, including (i) its principal subsidiary American and (ii) its regional airline subsidiary, AMR Eagle. The Condensed Consolidated Financial Statements also include the accounts of variable interest entities for which the Company is the primary beneficiary. For further information, refer to the consolidated financial statements and footnotes included in AMR’s Annual Report on Form 10-K filed on February 20, 2013, as amended by the Form 10-K/A filed on April 16, 2013 (2012 Form 10-K).

In accordance with GAAP, the Debtors have applied ASC 852 “Reorganizations” (ASC 852), in preparing the Condensed Consolidated Financial Statements. ASC 852 requires that the financial statements, for periods subsequent to the Chapter 11 Cases, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain revenues, expenses (including professional fees), realized gains and losses and provisions for losses that are realized or incurred in the Chapter 11 Cases are recorded in reorganization items, net on the accompanying Consolidated Statement of Operations. In addition, prepetition obligations that may be impacted by the Chapter 11 reorganization process have been classified on the Condensed Consolidated Balance Sheet in liabilities subject to compromise. These liabilities are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts.

Certain of our non-U.S. subsidiaries were not part of the Chapter 11 filings. Since the non-US subsidiaries not part of the bankruptcy filing do not have significant transactions, we do not separately disclose the condensed combined financial statements of such non-U.S. subsidiaries in accordance with the requirements of reorganization accounting.

These Condensed Consolidated Financial Statements have also been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. Accordingly, the Condensed Consolidated Financial Statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Debtors be unable to continue as a going concern.

As a result of the Chapter 11 Cases, the satisfaction of our liabilities and funding of ongoing operations are subject to uncertainty and, accordingly, there is a substantial doubt of the Company’s ability to continue as a going concern.

The accompanying Condensed Consolidated Financial Statements do not purport to reflect or provide for the consequences of the Chapter 11 Cases, other than as set forth under “liabilities subject to compromise” on the accompanying Condensed Consolidated Balance Sheet and “income (loss) before reorganization items” and “reorganization items, net” on the accompanying Consolidated Statement of Operations (see Note 1 to the Condensed Consolidated Financial Statements). In particular, the financial statements do not purport to show (1) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (2) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (3) as to shareowners’ equity accounts, the effect of any changes that may be made to the Debtors’ capitalization; or (4) as to operations, the effect of any changes that may be made to the Debtors’ business.

3. Commitments, Contingencies and Guarantees

Restructuring of Agreements with The Boeing Company and Amendment of Agreement with Airbus S.A.S.

American entered into an agreement on January 11, 2013 (the Restructuring Agreement) with Boeing that provides for the assumption and restructuring of certain existing aircraft purchase agreements (the Restructured Aircraft Purchase Agreements) between Boeing and American, the entering into of a definitive purchase agreement (the MAX purchase agreement) with respect to Boeing 737 MAX aircraft (the MAX aircraft), certain financing commitments for the Boeing 787 aircraft (the 787 aircraft) and certain Boeing 737-8 aircraft (the 737 aircraft), the assumption of certain other aircraft spare parts, support and services agreements, and a comprehensive settlement of the relationship among American and its affiliates and Boeing and certain affiliates of Boeing, including all claims asserted by Boeing and such affiliates in the Chapter 11 Cases, with certain limited exceptions.

The Bankruptcy Court issued an order on January 23, 2013 approving the Restructuring Agreement, assumption of the Restructured Aircraft Purchase Agreements, and the MAX purchase agreement. The Restructured Aircraft Purchase Agreements provide for the substitution of 787-8 aircraft for certain 787-9 aircraft, an accelerated delivery schedule for the 787 aircraft with deliveries scheduled to commence in November 2014 and continue in each calendar year through September 2018, and the confirmation of the purchase of the Boeing 787 aircraft, which previously had been subject to certain reconfirmation rights. Under the Restructured Aircraft Purchase Agreements, American will have the option to purchase 40 737 aircraft, 13 777 aircraft and 58 787 aircraft.

Pursuant to the Restructuring Agreement, American entered into the MAX purchase agreement pursuant to which American will acquire 100 MAX aircraft, equipped with new, more fuel efficient engines. The MAX purchase agreement constitutes the definitive purchase agreement contemplated by, and supersedes, the agreement entered into by American and Boeing on July 19, 2011 (the 2011 MAX order) that provided for the commitment of American to purchase such MAX aircraft (referred to in the 2011 MAX order as 737RE aircraft). The 2011 MAX order was subject to a number of contingencies, including the parties entering into a definitive purchase agreement and Boeing’s approval of the launch of the Boeing 737 re-engined aircraft program, which was approved in August, 2011. Under the MAX purchase agreement, MAX aircraft are scheduled to be delivered to American in each of the years 2018 through 2022. In addition, under the MAX purchase agreement, American will have the option to purchase 60 additional MAX aircraft in the years 2020-2025.

American also, on January 11, 2013, entered into an amendment to the A320 Family Aircraft Purchase Agreement with Airbus, dated July 20, 2011 (the Airbus Amendment) specifying the scheduled delivery months of certain aircraft and revising the date by which American must notify Airbus of the engine selection of certain aircraft types. The Airbus Amendment became effective on January 23, 2013, when the Court entered an order approving assumption of the A320 Family Purchase Agreement. Agreements pursuant to which Airbus agreed to providing financing for the purchase of certain aircraft also were assumed.

American had total aircraft acquisition commitments as of March 31, 2013 as follows:

		Boeing				Airbus
		737 Family	737 MAX	777-300 ER	787 Family	A320 Family	A320 NEO	Total
Remainder of 2013	Purchase	22	—	5	—	—	—	27
	Lease	—	—	—	—	20	—	20
2014	Purchase	16	—	6	2	—	—	24
	Lease	4	—	—	—	35	—	39
2015	Purchase	—	—	2	11	—	—	13
	Lease	20	—	—	—	30	—	50
2016	Purchase	—	—	2	13	—	—	15
	Lease	20	—	—	—	25	—	45
2017	Purchase	—	—	—	9	—	10	19
	Lease	20	—	—	—	20	—	40
2018 and beyond	Purchase	—	100	—	7	—	120	227
	Lease	—	—	—	—	—	—	—

Total	Purchase	38	100	15	42	—	130	325
	Lease	64	—	—	—	130	—	194

As of March 31, 2013, and subject to assumption of certain of the related agreements, payments for the above purchase commitments and certain engines will approximate $1.6 billion in the remainder of 2013, $1.9 billion in 2014, $1.7 billion in 2015, $2.1 billion in 2016, $2.1 billion in 2017, and $12.6 billion for 2018 and beyond. These amounts are net of purchase deposits currently held by the manufacturers. American has granted Boeing a security interest in American’s purchase deposits with Boeing. The Company’s purchase deposits totaled $721 million as of March 31, 2013.

As of March 31, 2013, and subject to assumption of certain of the related agreements, total future lease payments for all leased aircraft, including aircraft not yet delivered, will approximate $624 million in the remainder of 2013, $945 million in 2014, $1.2 billion in 2015, $1.4 billion in 2016, $1.6 billion in 2017, and $11.7 billion in 2018 and beyond.

In 2010, American and Japan Airlines (JAL) entered into a Joint Business Agreement (JBA) under which, amongst other things, American provided JAL a guarantee of certain minimum incremental revenue resulting from the successful operation of the joint business for the first three years following its implementation (which period will end June 30, 2015), subject to certain terms and conditions. The amount required to be paid by the Company under the guarantee in any one of such years may not exceed $100 million, and is reduced if capacity for one of such years is less than a defined base year period capacity. Based on current Trans-Pacific capacity, the guarantee in any one of such years may not exceed approximately $85 million. As of March 31, 2013, based on an expected probability model, American had a recorded guarantee liability that is not material.

Capacity Purchase Agreements with Third Party Regional Airlines

During 2012, American entered into capacity purchase agreements with SkyWest Airlines, Inc. (SkyWest) and with ExpressJet Airlines, Inc. (ExpressJet), both wholly owned subsidiaries of SkyWest, Inc., to provide 50-seat regional jet feed. Both airlines operate the services under the American Eagle® brand. SkyWest began service from Los Angeles International Airport on November 15, 2012, and ExpressJet began service from Dallas-Ft. Worth International Airport on February 14, 2013. In addition, Chautauqua Airlines, Inc. (Chautauqua) continues to operate under the brand AmericanConnection® under a capacity purchase agreement with American.

On January 23, 2013, American entered into a 12 year capacity purchase agreement with Republic Airline Inc. (Republic), a subsidiary of Republic Airways Holdings, to provide large regional jet flying. Through the agreement, Republic will acquire 47 Embraer E-175 aircraft featuring a two-class cabin with 12 first class seats and 64 seats in the main cabin. The aircraft, which will fly under the American Eagle® brand, will phase into operation at approximately two to three aircraft per month beginning in mid-2013. All 47 aircraft are expected to be in operation by the first quarter of 2015.

As of March 31, 2013, American’s minimum fixed obligations under its capacity purchase agreements with third party regional airlines were approximately $257 million in the remainder of 2013, $521 million in 2014, $670 million in 2015, $676 million in 2016, $520 million in 2017 and $4.4 billion in 2018 and beyond. These obligations contemplate minimum levels of flying by the third party airlines under the respective agreements and also reflect assumptions regarding certain costs associated with the minimum levels of flying such as the cost of fuel, insurance, catering, property tax and landing fees. Accordingly, actual payments under these agreements could differ materially from the minimum fixed obligations set forth above.

Other

As a result of the filing of the Chapter 11 Cases, attempts to prosecute, collect, secure or enforce remedies with respect to prepetition claims against the Debtors are subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code, except in such cases where the Bankruptcy Court has entered an order modifying or lifting the automatic stay. Notwithstanding the general application of the automatic stay described above, governmental authorities, both domestic and foreign, may determine to continue actions brought under their regulatory powers. Therefore, the automatic stay may have no effect on certain matters, and the Debtors cannot predict the impact, if any, that its Chapter 11 Cases might have on its commitments and obligations.

4. Depreciation and Amortization

Accumulated depreciation of owned equipment and property at March 31, 2013 and December 31, 2012 was $10.8 billion and $10.6 billion, respectively. Accumulated amortization of equipment and property under capital leases at March 31, 2013 and December 31, 2012 was $219 million and $205 million, respectively.

5. Income Taxes

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion, or all, of its deferred tax assets will not be realized. The Company’s deferred tax asset valuation allowance increased from $4.4 billion as of December 31, 2012 to $4.5 billion as of March 31, 2013, including the impact of comprehensive income for the three months ended March 31, 2013 and changes from other adjustments. These other adjustments include the realization of an income tax expense credit of approximately $22 million recorded for the three months ended March 31, 2013 by the Company as a result of passage of the American Taxpayer Relief Act of 2012. There was no amount of adjustment recorded by the Company during the quarter ended March 31, 2012.

Under current accounting rules, the Company is required to consider all items (including items recorded in other comprehensive income) in determining the amount of tax benefit that results from a loss from continuing operations and that should be allocated to continuing operations. Due to the significant volatility of items impacting other comprehensive income on a quarterly basis, the Company generally does not record any such tax benefit allocation until all items impacting other comprehensive income are known for the annual period. Thus, any such interim tax benefit allocation may subsequently be subject to reversal.

6. Indebtedness and Leases

Long-term debt classified as not subject to compromise consisted of (in millions):

	March 31, 2013	December 31, 2012
Secured variable and fixed rate indebtedness due through 2023 (effective rates from 1.00%-13.00% at March 31, 2013)	$3,004	$3,297
Enhanced equipment trust certificates (EETC) due through 2025 (rates from 4.00%-10.375% at March 31, 2013)	1,851	1,741
6.00%-8.50% special facility revenue bonds due through 2036	1,314	1,313
7.50% senior secured notes due 2016	1,000	1,000
AAdvantage Miles advance purchase (net of discount of $50 million) (effective rate 8.3%)	733	772
6.25% senior convertible notes due 2014	—	—
9.0%-10.2% debentures due through 2021	—	—
7.88%-10.55% notes due through 2039	—	—

	7,902	8,123
Less current maturities	1,256	1,388

Long-term debt, less current maturities	$6,646	$6,735

The financings listed in the table above are considered not subject to compromise. For information regarding the liabilities subject to compromise, see Note 1 to the Condensed Consolidated Financial Statements.

The Company’s future long-term debt and operating lease payments have changed as its ordered aircraft are delivered and such deliveries have been financed. As of March 31, 2013, maturities of long-term debt (including sinking fund requirements) for the next five years are:

Years Ending December 31 (in millions)	Principal Not Subject to Compromise	Principal Subject to Compromise	Total Principal Amount
Remainder of 2013	$ 1,004	$ 177	$ 1,181
2014	870	612	1,482
2015	768	5	773
2016	1,762	66	1,828
2017	503	42	545

Principal Not Subject to Compromise and Subject to Compromise includes payments not made due to the Chapter 11 Cases of $451 million and $148 million, respectively.

Future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of a year as of March 31, 2013, were: remainder of 2013 – $854 million, 2014 – $1.0 billion, 2015 – $978 million, 2016 – $901 million, 2017 – $861 million, and 2018 and beyond – $5.1 billion. As of March 31, 2013, $201 million and $163 million are included on the accompanying balance sheet in Liabilities Subject to Compromise and Accrued liabilities and other liabilities and deferred credits, respectively, relating to rent expense being recorded in advance of future operating lease payments.

As of March 31, 2013, AMR had issued guarantees covering approximately $1.5 billion of American’s tax-exempt bond debt (and interest thereon) and $4.1 billion of American’s secured debt (and interest thereon). American had issued guarantees covering approximately $842 million of AMR’s unsecured debt (and interest thereon).

EETC Transactions

On March 12, 2013, American closed its private offering of two tranches of enhanced equipment trust certificates (the Series 2013-1 EETCs) in the aggregate face amount of $664 million. The Series 2013-1 EETCs are comprised of a senior tranche of Class A Certificates with an interest rate of 4.00% per annum and a final expected distribution date of July 15, 2025, and a junior tranche of Class B Certificates with an interest rate of 5.625% per annum and a final expected distribution date of January 15, 2021. The Series 2013-1 EETCs represent an interest in the assets of two separate pass through trusts, each of which hold equipment notes issued or expected to be issued by American. Interest on the issued and outstanding equipment notes will be payable semiannually on January 15 and July 15 of each year, commencing on July 15, 2013, and principal on such equipment notes is scheduled for payment on January 15 and July 15 of certain years, commencing on January 15, 2014. The equipment notes are secured by eight currently owned Boeing 737-823 aircraft and one currently owned Boeing 777-223ER aircraft and are expected to be secured by four new Boeing 777-323ER aircraft currently scheduled for delivery to American during the period from April 2013 to July 2013. The certificates were offered in the U.S. to qualified institutional buyers, as defined in, and in reliance on, Rule 144A under the Securities Act of 1933, as amended (the Securities Act).

The Company filed a motion with the Bankruptcy Court on October 9, 2012, requesting entry of an order authorizing American to, among other things: (i) obtain postpetition financing in an amount of up to $1.5 billion secured on a first priority basis by, among other things, up to 41 Boeing 737-823 aircraft, 14 Boeing 757-223 aircraft, one Boeing 767-323ER aircraft and 19 Boeing 777-223ER aircraft as part of a new enhanced equipment trust certificate (EETC) financing (the Refinancing EETC) to be offered pursuant to Rule 144A under the Securities Act, and (ii) use cash on hand (including proceeds of the Refinancing EETC) to indefeasibly repay the existing prepetition obligations secured by such aircraft, as applicable, which are currently financed through, as the case may be, an EETC financing entered into by American in July 2009 (the Series 2009-1 Pass Through Certificates), a secured notes financing entered into by American in July 2009 (the 2009-2 Senior Secured Notes) and an EETC financing entered into by American in October 2011 (the Series 2011-2 Pass Through Certificates and, together with the Series 2009-1 Pass Through Certificates and the 2009-2 Senior Secured Notes, the Existing Financings), in each case without the payment of any make-whole amount or other premium or prepayment penalty. American expects the Refinancing EETC structure to be substantially similar to the structure of the Series 2011-2 Pass Through Certificates, other than the economic terms (such as the interest rate) and certain terms and conditions to be in effect during its current Chapter 11 bankruptcy case.

The Bankruptcy Court approved the motion on January 17, 2013 and entered an order (the EETC Order) pursuant to such effect on February 1, 2013. The trustees for the Existing Financings have appealed the EETC Order and judgments rendered in certain related adversary proceedings. The appeals are currently being briefed before the Second Circuit Court of Appeals and will be fully submitted by April 30, 2013. The Company intends to continue to assert vigorously its rights to repay the Existing Financings without the payment of any make-whole amount or other premium or prepayment penalty, and the Company is considering all of its options, including the payment of the Existing Financings and closing the Refinancing EETC notwithstanding such appeal. There can be no assurance that the refinancing EETC will be able to be effected on acceptable terms, if at all.

Sale-leaseback Arrangements

American has entered into sale-leaseback arrangements with certain leasing companies to finance 32 Boeing 737-800 aircraft scheduled to be delivered from April 2013 through 2014. The financings of each aircraft under these arrangements are subject to certain terms and conditions. In addition, in some instances, they are also subject to collaboration with the Creditors’ Committee and other key stakeholders and to the approval of the Bankruptcy Court.

During the first three months of 2013, American financed 8 Boeing 737-800 and three Boeing 777-300ER aircraft under sale-leaseback arrangements, which are accounted for as operating leases. These sale-leaseback transactions resulted in gains which are being amortized over the respective remaining lease terms.

Collateral Related Covenants

Certain of American’s debt financing agreements contain loan to value ratio covenants and require American to periodically appraise the collateral. Pursuant to such agreements, if the loan to value ratio exceeds a specified threshold, American is required, as applicable, to subject additional qualifying collateral (which in some cases may include cash collateral), or pay down such financing, in whole or in part, with premium (if any), or pay additional interest on the related indebtedness, as described below.

Specifically, American is required to meet certain collateral coverage tests on a periodic basis on two financing transactions: (1) 10.5% $450 million Senior Secured Notes due 2012 (the 10.5% Notes) and (2) Senior Secured Notes, as described below:

	10.5% Notes		Senior Secured Notes

Frequency of Appraisals	Semi-Annual (April and October)		Semi-Annual (June and December)

LTV Requirement	43%; failure to meet collateral test requires posting of additional collateral	1.5x Collateral valuation to
amount of debt outstanding
(67% LTV); failure to meet
collateral test results in
American paying 2% additional
interest until the ratio is at least
1.5x; additional collateral can be
			posted to meet this requirement

LTV as of Last Measurement Date	47.5%	%	38.8%

	143 aircraft consisting of:

	Type	# of Aircraft	Generally, certain route authorities, take-off and landing slots, and rights to airport facilities used by American to operate certain services between the U.S. and London Heathrow, Tokyo Narita/Haneda, and China
Collateral Description	MD-80	74
	B757-200	41
	B767-200ER	3
	B767-300ER	25

	TOTAL	143

At March 31, 2013, the Company was in compliance with the most recently completed collateral coverage tests for the Senior Secured Notes. As of March 31, 2013, American had $41 million of cash collateral posted with respect to the 10.5% notes, which matured in 2012. The Company has not satisfied the debt with respect to the 10.5% notes due to the ongoing Chapter 11 Cases.

Other

Almost all of the Company’s aircraft assets (including aircraft and aircraft-related assets eligible for the benefits of section 1110 of the Bankruptcy Code) are encumbered, and the Company has a very limited quantity of assets which could be used as collateral in financing.

The Chapter 11 Cases triggered defaults on substantially all debt and lease obligations of the Debtors. However, under section 362 of the Bankruptcy Code, the commencement of a Chapter 11 case automatically stays most creditor actions against the Debtors’ estates.

As discussed in Note 1 to the Condensed Consolidated Financial Statements, the Company has been using the benefits afforded by the Bankruptcy Code to restructure the terms of much of its indebtedness and lease obligations. The Company cannot predict at this time the outcome of its efforts to restructure its indebtedness and lease obligations. It is possible that holders of the Company’s unsecured indebtedness may lose a portion of their investment depending on the outcome of the Chapter 11 Cases.

7. Fair Value Measurements

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company’s short-term investments classified as Level 2 primarily utilize broker quotes in a non-active market for valuation of these securities. The Company’s fuel derivative contracts, which consist primarily of collars (consisting of a purchased call option and a sold put option) and call spreads (consisting of a purchased call option and a sold call option), are valued using energy and commodity market data which is derived by combining raw inputs with quantitative models and processes to generate forward curves and volatilities. Heating oil, jet fuel and crude oil are the primary underlying commodities in the hedge portfolio. No changes in valuation techniques or inputs occurred during the three months ended March 31, 2013.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

(in millions)	Fair Value Measurements as of March 31, 2013
	Total	Level 1	Level 2	Level 3
Description
Short-term investments[1,2]
Money market funds	$417	$417	$—	$—
Government agency investments	609	—	609	—
Repurchase investments	280	—	280	—
Corporate obligations	1,749	—	1,749	—
Bank notes / Certificates of deposit / Time deposits	583	—	583	—

	3,638	417	3,221	—
Restricted cash and short-term investments[1]	853	853	—	—
Fuel derivative contracts, net[1]	66	—	66	—

Total	$4,557	$1,270	$3,287	$—

[1]

Unrealized gains or losses on short-term investments, restricted cash and short-term investments and derivatives qualifying for hedge accounting are recorded in Accumulated other comprehensive income (loss) at each measurement date.

[2]

The Company’s short-term investments mature in one year or less except for $350 million of Bank notes/Certificates of deposit/Time deposits, $609 million of U.S. Government agency investments and $470 million of Corporate obligations which have maturity dates exceeding one year.

No significant transfers between Level 1 and Level 2 occurred during the three months ended March 31, 2013. The Company’s policy regarding the recording of transfers between levels is to reflect any such transfers at the end of the reporting period.

As of March 31, 2013, the Company had no exposure to European sovereign debt.

The fair values of the Company’s long-term debt classified as Level 2 were estimated using quoted market prices or discounted cash flow analyses, based on the Company’s current estimated incremental borrowing rates for similar types of borrowing arrangements. All of the Company’s long term debt not classified as subject to compromise is classified as Level 2.

The carrying value and estimated fair values of the Company’s long-term debt, including current maturities, not classified as subject to compromise, were (in millions):

	March 31, 2013		December 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Secured variable and fixed rate indebtedness	$3,004	$2,883	$3,297	$3,143
Enhanced equipment trust certificates	1,851	1,946	1,741	1,811
6.0%—8.5% special facility revenue bonds	1,314	1,453	1,313	1,308
7.50% senior secured notes	1,000	1,150	1,000	1,074
AAdvantage Miles advance purchase	733	739	772	779
6.25% senior convertible notes	—	—	—	—
9.0%—10.20% debentures	—	—	—	—
7.88%—10.55% notes	—	—	—	—

	$7,902	$8,171	$8,123	$8,115

The carrying value and estimated fair value of the Company’s long-term debt, including current maturities, classified as subject to compromise, were (in millions):

	March 31, 2013		December 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Secured variable and fixed rate indebtedness	$172	$148	$172	$154
Enhanced equipment trust certificates	—	—	—	—
6.0%—8.5% special facility revenue bonds	186	194	186	186
7.50% senior secured notes	—	—	—	—
AAdvantage Miles advance purchase	—	—	—	—
6.25% senior convertible notes	460	509	460	400
9.0%—10.20% debentures	214	238	214	112
7.88%—10.55% notes	166	49	166	33

	$1,198	$1,138	$1,198	$885

All of the Company’s long term debt classified as subject to compromise is classified as Level 2.

8. Retirement Benefits

The following tables provide the components of net periodic benefit cost for the three months ended March 31, 2013 and 2012 (in millions):

	Pension Benefits
	Three Months Ended March 31,
	2013	2012
Components of net periodic benefit cost
Service cost	$1	$104
Interest cost	163	191
Expected return on assets	(180)	(166)
Amortization of:
Prior service cost	7	4
Unrecognized net (gain) loss	23	61

Net periodic benefit cost	$14	$194

	Retiree Medical and Other Benefits
	Three Months Ended March 31,
	2013	2012
Components of net periodic benefit cost
Service cost	$—	$15
Interest cost	13	38
Expected return on assets	(4)	(4)
Amortization of:
Prior service cost	(61)	(7)
Unrecognized net (gain) loss	(2)	(2)

Net periodic benefit cost	$(54)	$40

The Company is required to make minimum contributions to its defined benefit pension plans under the minimum funding requirements of ERISA, the Pension Funding Equity Act of 2004, the Pension Protection Act of 2006, and the Pension Relief Act of 2010. As a result of the Chapter 11 Cases, AMR contributed $33 million to its U.S. defined benefit pension plans during the first quarter of 2013 covering post-petition periods. The Company’s remaining 2013 contributions to its defined benefit pension plans are subject to the Chapter 11 proceedings. Prior to the closing of the Merger (see Note 13 to the Condensed Consolidated Financial Statements for further information), AMR and/or its subsidiaries will make all minimum required contributions to each AMR compensation and benefit plan that are required to have been made and were not made prior to the effective date of the Merger. As a result of the Company only contributing the post-petition portion of required contributions, the PBGC filed a lien against certain assets of the Company in 2012.

Recent Modifications to Pension and Other Post-Employment Benefits

The Company’s defined benefit pension plans were frozen effective November 1, 2012. Eligible employees began to receive a replacement benefit under the $uper $aver 401(k) Plan on November 1, 2012.

In December 2012, the Pilot A Plan, a defined benefit plan, was amended to remove the lump-sum option and the installment option forms of benefit effective December 31, 2012. A small group of American pilots is appealing the Bankruptcy Court’s decision authorizing American to eliminate the lump sum option and installment option forms of benefit. This is the same group of pilots that is appealing the Bankruptcy Court’s decisions authorizing American to reject the pilot CBA and approving the new pilot CBA. All of these appeals have been consolidated, and are pending in the U.S. District Court for the Southern District of New York.

The Pilot B Plan, a defined contribution plan, was terminated on November 30, 2012. Plan B assets will be distributed to pilots in mid-2013.

On July 6, 2012, the Company commenced an adversary proceeding in the Bankruptcy Court seeking a determination on the issue of vesting for former employees who retired and initiated retiree medical coverage before November 1, 2012. The Court held a hearing on January 23, 2013 and has not ruled on this matter as of the date of this report. The Company has been negotiating with the retiree committee since July 2012, seeking a consensual agreement to terminate subsidized retiree medical coverage and life insurance coverage. Those negotiations are continuing.

As a result of the modifications to the retirement benefits as discussed above, a portion of the pension and postretirement benefits liability, primarily relating to retiree medical and other benefits, was classified as liabilities subject to compromise. See Note 1 to the Condensed Consolidated Financial Statements for the breakout of liabilities subject to compromise, including that related to pension and postretirement benefits.

9. Special Charges and Merger Related Expenses

Special Charges

Based on agreements reached with various workgroups in 2012, the Company expects to reduce a total of approximately 10,500 positions. Consequently, during 2012, the Company recorded charges for severance related costs associated with the voluntary and involuntary reductions in certain work groups. The severance charges will be paid through the end of 2013.

The following table summarizes the components of the Company’s special charges and the remaining accruals for these charges (in millions) as of March 31, 2013:

	Facility Exit Costs	Employee Charges	Total
Remaining accrual at December 31, 2012	$4	192	$196
Special charges	4	8	12
Non-cash charges	(4)	—	(4)
Adjustments	—	—	—
Payments	—	(61)	(61)

Remaining accrual at March 31, 2013	$4	$139	$143

Merger Related Expenses

Merger related expenses for the three months ended March 31, 2013 were $16 million. See Note 13 to the Condensed Consolidated Financial Statements for information on the Merger Agreement.

10. Financial Instruments and Risk Management

As part of the Company’s risk management program, it uses a variety of financial instruments, primarily heating oil, jet fuel, and Brent crude collars (consisting of a purchased call option and a sold put option) and call spreads (consisting of a purchased call option and a sold call option), as cash flow hedges to mitigate commodity price risk. The Company does not hold or issue derivative financial instruments for trading purposes. As of March 31, 2013, the Company had fuel derivative contracts outstanding covering 19 million barrels of jet fuel that will be settled over the next 18 months. A deterioration of the Company’s liquidity position and its Chapter 11 filing may negatively affect the Company’s ability to hedge fuel in the future.

For the three months ended March 31, 2013 and March 31, 2012, the Company recognized a decrease of approximately $8 million and $29 million, respectively, in fuel expense on the accompanying consolidated statements of operations related to its fuel hedging agreements, including the ineffective portion of the hedges. The net fair value of the Company’s fuel hedging agreements at March 31, 2013 and December 31, 2012, representing the amount the Company would receive upon termination of the agreements (net of settled contract assets), totaled $61 million and $62 million, respectively. As of March 31, 2013, the Company estimates that during the next twelve months it will reclassify from Accumulated other comprehensive loss into earnings approximately $1 million in net gains.

The impact of cash flow hedges on the Company’s Condensed Consolidated Financial Statements is depicted below (in millions):

Fair Value of Aircraft Fuel Derivative Instruments (all cash flow hedges)

Asset Derivatives as of				Liability Derivatives as of
March 31, 2013		December 31, 2012		March 31, 2013		December 31, 2012
Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Fuel derivative contracts	$ 66	Fuel derivative contracts	$ 65	Accrued liabilities	$ —	Accrued liabilities	$ —

Effect of Aircraft Fuel Derivative Instruments on Statements of Operations (all cash flow hedges)

Amount of Gain (Loss) Recognized in OCI on Derivative[1] for the quarter ended March 31		Location of Gain (Loss) Reclassified from Accumulated OCI into Income[1]	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income [1] for the quarter ended March 31,		Location of Gain (Loss) Recognized in Income on Derivative[2]	Amount of Gain (Loss) Recognized in Income on Derivative [2] for the quarter ended March 31,
2013	2012		2013	2012		2013	2012
$(13)	$48	Aircraft Fuel	$1	$26	Aircraft Fuel	$7	$3

1.	Effective portion of gain (loss)
2.	Ineffective portion of gain (loss)

The Company is party to certain interest rate swap agreements that are accounted for as cash flow hedges. Ineffectiveness for these instruments is required to be measured at each reporting period. The ineffectiveness and fair value associated with all of the Company’s interest rate cash flow hedges for all periods presented was not material.

While certain of the Company’s fuel derivatives are subject to enforceable master netting agreements with its counterparties, the Company does not offset its fuel derivative assets and liabilities in its Condensed Consolidated Balance Sheets. Certain of these agreements would also allow for the offsetting of fuel derivatives with interest rate derivatives. The impact of offsetting derivative instruments is depicted below (in millions):

As of March 31, 2013:

	Gross asset (liability)	Gross asset (liability) offset in Balance Sheet	Net recognized asset (liability) in Balance Sheet	Gross asset (liability) not offset in Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Received (Posted)
Fuel derivatives	$66	$—	$66	$—	$—	$66

As of December 31, 2012:

	Gross asset (liability)	Gross asset (liability) offset in Balance Sheet	Net recognized asset (liability) in Balance Sheet	Gross asset (liability) not offset in Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Received (Posted)
Fuel derivatives	$65	$—	$65	$—	$—	$65

As of March 31, 2013, the Company had posted cash collateral of an immaterial amount.

The Company is also exposed to credit losses in the event of non-performance by counterparties to these financial instruments, and although no assurances can be given, the Company does not expect any of the counterparties to fail to meet its obligations. The credit exposure related to these financial instruments is represented by the fair value of contracts with a positive fair value at the reporting date, reduced by the effects of master netting agreements. To manage credit risks, the Company selects counterparties based on credit ratings, limits its exposure to a single counterparty under defined guidelines, and monitors the market position of the program and its relative market position with each counterparty. The Company also maintains industry-standard security agreements with a number of its counterparties which may require the Company or the counterparty to post collateral if the value of selected instruments exceed specified mark-to-market thresholds or upon certain changes in credit ratings.

11. Earnings (Loss) Per Share

The following table sets forth the computations of basic and diluted earnings (loss) per share (in millions, except per share data):

	Three Months Ended March 31,
	2013	2012
Numerator:
Net earnings (loss)—numerator for basic earnings (loss) per share	$(341)	$(1,660)
Interest on senior convertible notes	—	—

Net earnings (loss) adjusted for interest on senior convertible notes	$(341)	$(1,660)

Denominator:
Denominator for basic earnings (loss) per share—weighted-average shares	335	335
Effect of dilutive securities:
Senior convertible notes	—	—
Employee options and shares	—	—
Assumed treasury shares purchased	—	—

Dilutive potential common shares	335	335
Denominator for diluted earnings (loss) per share—adjusted weighted-average shares	335	335

Basic earnings (loss) per share	$(1.02)	$(4.95)

Diluted earnings (loss) per share	$(1.02)	$(4.95)

The following were excluded from the calculation:
Convertible notes, employee stock options and deferred stock because inclusion would be anti-dilutive	51	46
Employee stock options because the options’ exercise prices were greater than the average market price of shares	22	24

12. Accumulated Other Comprehensive Income (Loss)

The following table sets forth the changes in accumulated other comprehensive income (loss) by component (in millions):

	Pension and retiree medical liability	Unrealized gain (loss) on investments	Derivative financial instruments	Income tax benefit (expense)	Total
Balance at December 31, 2012	$(2,322)	$(1)	$15	$(672)	$(2,980)
Other comprehensive income (loss) before reclassifications	—	(1)	(15)	—	(16)
Amounts reclassified from accumulated other comprehensive income (loss)	(33)	—	(1)	—	(34)

Net current-period other comprehensive income (loss)	$(33)	$(1)	$(16)	$—	$(50)

Balance at March 31, 2013	$(2,355)	$(2)	$(1)	$(672)	$(3,030)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended March 31, 2013 are as follows (in millions):

Details about accumulated other comprehensive income (loss) components	Amount reclassified from accumulated other comprehensive income (loss)	Affected line item in the statement where net income (loss) is presented
Amortization of pension and retiree medical liability
Prior service cost	$(54)[1]
Actuarial loss	21 [1]
Derivative financial instruments
Cash flow hedges	(1)	Aircraft fuel

Total reclassifications for the period	$(34)

[1]

These accumulated other comprehensive income components are included in the computation of net periodic pension and retiree medical costs. See Note 8 to the Condensed Consolidated Financial Statements for additional details.

13. Merger Agreement

Description of Agreement and Plan of Merger

On February 13, 2013, AMR, US Airways Group, Inc., a Delaware corporation (US Airways Group), and AMR Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of AMR (Merger Sub), entered into an Agreement and Plan of Merger (the Merger Agreement), providing for a business combination of AMR and US Airways Group. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into US Airways Group (the Merger), with US Airways Group surviving as a wholly owned subsidiary of AMR. AMR and US Airways Group anticipate that immediately following the merger closing, AMR will change its name to American Airlines Group Inc. (AAG). Following the Merger, AAG will own, directly or indirectly, all of the equity interests of American, US Airways Group and their direct and indirect subsidiaries. The Merger Agreement and the transactions contemplated thereby, including the Merger, are subject to the approval of the Bankruptcy Court, and are to be effected pursuant to a plan of reorganization (the Plan) of the Debtors in connection with the Chapter 11 Cases. The Plan was filed on April 15, 2013, and is subject to confirmation and consummation in accordance with the requirements of the Bankruptcy Code.

Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of the respective parties, upon completion of the Merger, US Airways Group stockholders will receive one share of common stock of AAG (AAG Common Stock) for each share of US Airways Group common stock. The aggregate number of shares of AAG Common Stock issuable to holders of US Airways Group equity instruments (including stockholders and holders of convertible notes, options, stock appreciation rights and restricted stock units) will represent 28% of the diluted capitalization of AAG after giving effect to the Plan. The remaining 72% diluted equity ownership of AAG will be distributable, pursuant to the Plan, to the Debtors’ stakeholders, labor unions and certain employees.

All of the equity interests in AAG will be issued solely pursuant to the Merger Agreement or the Plan. Pursuant to the proposed Plan filed with the Bankruptcy Court on April 15, 2013, holders of AMR equity interests are expected to receive a recovery on such interests in the form of a distribution of AAG common stock. Implementation of the Plan and the making of any distributions thereunder are subject to confirmation thereof in accordance with the provisions of the Bankruptcy Code, the occurrence of the effective date under the Plan and the consummation of the Merger.

The Merger is intended to qualify, for federal income tax purposes, as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides that, upon consummation of the Merger, the board of directors of the combined company will initially consist of 12 members, composed of (i) Thomas W. Horton, AMR’s current chairman, chief executive officer and president, who will serve as chairman of AAG until the earlier of (A) one year after the closing of the Merger and (B) the day immediately prior to the first annual meeting of stockholders of the combined company (provided that such meeting will not occur prior to May 1, 2014), (ii) W. Douglas Parker, US Airways Group current chief executive officer, who will serve as chief executive officer of AAG and will serve as chairman of AAG following the end of Mr. Horton’s term, (iii) two independent directors designated by AMR, (iv) three independent directors designated by US Airways Group, and (iv) five independent directors designated by a search committee consisting of representatives of the Creditors’ Committee and certain representatives of creditors signatory to the support agreement with AMR referred to below. One of such independent directors will serve as lead independent director. Subject to applicable law, prior to the Merger, senior executives from each of AMR and US Airways Group will engage in a planning process for integration purposes.

AMR and US Airways Group have each made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to conduct their businesses in the ordinary and usual course between the execution of the Merger Agreement and the consummation of the Merger, subject to certain restrictions as set forth in the Merger Agreement. In addition, the Merger Agreement contains “no shop” provisions that restrict each party’s ability to initiate, solicit or knowingly encourage or facilitate competing third-party proposals for any transaction involving a merger of such party or the acquisition of a significant portion of its stock or assets, although each party may consider competing, unsolicited proposals and enter into discussions or negotiations regarding such proposals, if its board of directors determines that any such acquisition proposal constitutes, or is reasonably likely to lead to, a superior proposal and that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable law.

US Airways Group has agreed to certain additional customary covenants in the Merger Agreement, including, among others, subject to certain exceptions, (i) to cause a stockholder meeting to be held to consider adoption of the Merger Agreement and (ii) for its board of directors to recommend adoption of the Merger Agreement by US Airways Group stockholders. AMR has also agreed to certain additional customary covenants in the Merger Agreement, including, among others, subject to certain exceptions, (i) to pursue confirmation of the Plan and (ii) for its board of directors to recommend adoption of the Merger Agreement by the Debtors’ stakeholders.

Consummation of the Merger is subject to customary conditions, including, among others: (i) approval by the stockholders of US Airways Group; (ii) expiration or termination of the applicable waiting period under the

Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of certain other regulatory approvals; (iii) absence of any order or injunction prohibiting the consummation of the Merger; (iv) Bankruptcy Court confirmation of the Plan, which must contain certain specified provisions defined in the Merger Agreement; (v) subject to certain exceptions, the accuracy of representations and warranties with respect to the business of AMR or US Airways Group, as applicable; (vi) each of AMR and US Airways Group having performed their respective obligations pursuant to the Merger Agreement; and (vii) receipt by each of the Company and US Airways Group of a customary tax opinion.

The Merger Agreement contains certain termination rights for AMR and US Airways Group, and further provides that, upon termination of the Merger Agreement under specified circumstances, (i) AMR may be required to pay US Airways Group a termination fee of $135 million in the event it terminates the agreement to enter into a superior proposal and $195 million if US Airways Group terminates the Merger Agreement in the event of a knowing and deliberate breach of the Merger Agreement by AMR and (ii) US Airways Group may be required to pay AMR a termination fee of $55 million in the event it terminates the agreement to enter into a superior proposal and $195 million if AMR terminates the Merger Agreement in the event of a knowing and deliberate breach of the Merger Agreement by US Airways Group.

On February 22, 2013, the Debtors filed a motion for entry of the Merger Support Order, which is defined as an order of the Bankruptcy Court approving the Merger Agreement and certain related matters contemplated thereby in the form required by the Merger Agreement. The Bankruptcy Court conducted a hearing on the Debtors’ motion on March 27, 2013. As of April 16, 2013, the Bankruptcy Court has not entered the Merger Support Order in the form required by the Merger Agreement. If the Merger Support Order is not entered on or before May 14, 2013, the Merger Agreement may be terminated in accordance with its termination provisions. Unless and until the Merger Support Order is entered, the Merger Agreement is not binding on or enforceable against AMR, US Airways Group or AMR Merger Sub. Based on the Bankruptcy Court hearing on March 27, 2013 to consider the Merger Support Motion and any related objections and the memorandum of decision issued by the Bankruptcy Court on April 11, 2013, AMR and US Airways Group anticipate that the Bankruptcy Court will enter an order that fails to meet all of the requirements of the Merger Agreement. AMR and US Airways Group are discussing how to address this anticipated issue.

Support Agreement and Term Sheet

On February 13, 2013, AMR and the other Debtors entered into a Support and Settlement Agreement (the Support Agreement) with certain significant holders of certain prepetition claims against one or more of the Debtors (such holders of claims, the Consenting Creditors), aggregating approximately $1.2 billion of prepetition unsecured claims. Pursuant to the terms of the Support Agreement, each Consenting Creditor has agreed, among other things, and subject to certain conditions, to (a) vote in favor of a Plan, which must include certain terms specified in a Term Sheet attached to the Support Agreement (the Term Sheet), (b) generally support confirmation and consummation of the Plan and (c) not to support or solicit any plan in opposition to the Plan. Confirmation and consummation of the Plan are subject to compliance with the provisions of the Bankruptcy Code and to the closing of the Merger.

The Support Agreement may be terminated upon the occurrence of certain events, including: (a) certain breaches by the Debtors or Consenting Creditors under the Support Agreement; (b) termination of the Merger Agreement or the announcement by AMR or US Airways Group of their intent to terminate the Merger Agreement (in which case the Support Agreement would terminate automatically); (c) the failure to meet certain milestones with respect to achieving confirmation and consummation of the Plan; (d) the filing, amendment or modification of certain documents, including the Plan, in a manner materially inconsistent with the Support Agreement and materially adverse to a Consenting Creditor (in which case the Support Agreement can be terminated by such Consenting Creditor solely with respect to itself); (e) the amendment or modification of the Merger Agreement in a manner that is materially adverse to a Consenting Creditor (in which case the Support Agreement can be terminated by such Consenting Creditor solely with respect to itself); and (f) if the volume weighted average price of US Airways Group common stock for the thirty trading days ending on the last trading day immediately prior to the date of termination is less than $10.40. Termination of the Support Agreement would give the Consenting Creditors the right to withdraw their support of the Plan.

As described in the Term Sheet, the Plan implements the Merger, incorporates a compromise and settlement of certain intercreditor and intercompany claim issues, and is to contain the following provisions relating to the treatment of prepetition unsecured claims against the Debtors and equity interests in AMR:

•

Unless they elect to receive alternative treatment, holders of prepetition unsecured claims against AMR or American that also are guaranteed by either such company (Double-Dip Unsecured Claims) will receive shares of preferred stock of AAG (the AAG Preferred Stock) that will be mandatorily convertible into shares of AAG Common Stock on each of the 30th, 60th, 90th and 120th day after the effective date of the Plan. Upon the conversion of the remaining AAG Preferred Stock on the 120th day after the effective date of the Plan, all AAG Preferred Stock will have been converted to AAG Common Stock and no AAG Preferred Stock will remain outstanding. The conversion price of the AAG Preferred Stock will vary on each conversion date, based on the volume weighted average price of the shares of the AAG Common Stock on the five trading days immediately preceding each conversion date, at a 3.5% discount, subject to a cap and a floor price. The AAG Preferred Stock allocable to the Double-Dip Unsecured Claims will have a face amount equal to the allowed amount of their claims, including post-petition interest at the non-default rate;

•

Holders of prepetition unsecured claims (other than claims of the Debtors’ unions) that are not Double-Dip Unsecured Claims (and holders of Double-Dip Unsecured Claims that elect to receive such treatment) will receive shares of AAG Preferred Stock, as well as shares of AAG Common Stock;

•

Holders of existing AMR equity interests (including stock, warrants, restricted stock units and options) will receive a distribution of shares of AAG Common Stock representing 3.5% of the total number of shares of AAG Common Stock (on an as-converted basis) in addition to the potential to receive shares of AAG Common Stock above such amount; and

•

The satisfaction of certain labor-related claims through the allocation to such claims of shares of AAG Common Stock representing 23.6% of the total number of such shares of AAG Common Stock ultimately distributed to holders of prepetition general unsecured claims against the Debtors.

In each case, the distributions made to each of the foregoing stakeholders will be adjusted to take into account any reserves made for disputed claims under the Plan. The Debtors have filed a motion with the Bankruptcy Court seeking approval of the Support Agreement.

14. Subsequent Events

Filing of Plan of Reorganization, Disclosure Statement and Form S-4

On April 15, 2013, the Company and other Debtors filed with the Bankruptcy Court the Plan of Reorganization (the Plan) and a related Disclosure Statement (the Disclosure Statement), which contemplate that AMR will emerge from Chapter 11 and merge with US Airways Group (as further described in Note 13 to the Condensed Consolidated Financial Statements). The Plan addresses various subjects with respect to the Debtors, including the resolution of pre-petition obligations as well as the capital structure and corporate governance after exit from the Chapter 11 Cases. The Plan further provides that, upon the effectiveness of the Plan and the Merger, which are anticipated to occur contemporaneously, all shares of existing AMR common stock and other equity interests in AMR will be cancelled and any rights with respect thereto will cease to exist.

Generally, for purposes of the Plan, all 20 Debtors will be “substantively consolidated” into three nodes, consisting of: (i) AMR Debtors, (ii) American Debtors, and (iii) Eagle Debtors. As among the AMR Debtors, the American Debtors, and the Eagle Debtors, the Plan will separately classify creditor claims. However, pursuant to the compromises incorporated into the Plan relating to certain inter-creditor issues and the treatment of intercompany claims among the Debtors, general unsecured claims of similar rank and priority will be treated the same under the Plan regardless of the Debtor against which such claim was filed.

The Plan contains provisions related to the treatment of prepetition unsecured claims against the Debtors and equity interests in AMR as described in Note 13 to the Condensed Consolidated Financial Statements under “Support Agreement and Term Sheet.”

On April 15, 2013, the Company also filed a Form S-4 registration statement with the Securities and Exchange Commission (the SEC) to register the shares of AAG Common Stock that will be issued to stockholders of US Airways Group as consideration in the Merger in exchange for their US Airways Group common stock. The AAG Common Stock cannot be issued to US Airways Group stockholders until the SEC declares the registration statement to be effective.

The Company and other Debtors have until July 29, 2013 to solicit and obtain acceptances for the Plan. To be accepted by holders of claims against the Debtors, the Plan must be approved by at least one-half in number and two-thirds in dollar amount of claims actually voting in each impaired class. Under certain circumstances set forth in Section 1129(b) of the Bankruptcy Code, the Bankruptcy Court may confirm a plan even if such plan has not been accepted by all impaired classes of claims and equity interests. A class of claims or equity interests that does not receive or retain any property under the plan on account of such claims or interests is deemed to have voted to reject the plan. The precise requirements and evidentiary showing for confirming a plan notwithstanding its rejection by one or more impaired classes of claims or equity interests depends upon a number of factors, including the status and seniority of the claims or equity interests in the rejecting class (i.e., secured claims or unsecured claims, subordinated or senior claims, preferred or common stock).

The information contained in the Disclosure Statement is subject to change, whether as a result of amendments to the Plan of Reorganization, actions of third parties or otherwise.

Nothing contained in this Form 10-Q is intended to be, nor should it be construed as, a solicitation for a vote on the Plan. The Plan will become effective only if it receives the requisite approval and is confirmed by the Bankruptcy Court. There can be no assurance that the Bankruptcy Court will confirm the Plan of Reorganization or that any such plan will be implemented successfully.

Other

On April 3, 2013, the Bankruptcy Court entered an order approving a stipulation providing that, among other things, (i) the 1990 and 1994 series of special facility revenue bonds that financed certain improvements at John F. Kennedy International Airport (JFK) will be treated as general unsecured claims, (ii) the Debtors may continue to use any premises and improvements at JFK or LaGuardia Airport financed by the 1990 or 1994 series of special facility revenue bonds, (iii) the Debtors will assume the leases at JFK that currently relate to the 2002 and 2005 series of special facility revenue bonds, and (iv) the Debtors’ use of premises at JFK will continue to be governed by those leases as well as any other leases that may apply (including leases with the Port Authority of New York and New Jersey). As a result, the Company expects a claim of $171 million, of which $124 million has been previously accrued, plus post-petition interest.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

AMR Corporation (Debtor and Debtor-in-Possession)

We have audited the accompanying consolidated balance sheets of AMR Corporation (Debtor and Debtor-in-Possession) (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMR Corporation (Debtor and Debtor-in-Possession) at December 31, 2012 and 2011 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s bankruptcy filing raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are described in Note 1. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Dallas, Texas

February 20, 2013

AMR CORPORATION

DEBTORS AND DEBTORS IN POSSESSION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)

	Year Ended December 31,
	2012	2011	2010
Revenues
Passenger—American Airlines	$18,743	$17,947	$16,760
—Regional Affiliates	2,914	2,724	2,327
Cargo	669	703	672
Other revenues	2,529	2,605	2,411

Total operating revenues	24,855	23,979	22,170

Expenses
Aircraft fuel	8,717	8,304	6,400
Wages, salaries and benefits	6,897	7,053	6,847
Other rentals and landing fees	1,304	1,432	1,418
Maintenance, materials and repairs	1,400	1,284	1,329
Depreciation and amortization	1,015	1,086	1,093
Commissions, booking fees and credit card expense	1,050	1,062	976
Aircraft rentals	550	662	580
Food service	536	518	490
Special charges	387	725	—
Other operating expenses	2,892	2,907	2,729

Total operating expenses	24,748	25,033	21,862

Operating Income (Loss)	107	(1,054)	308
Other Income (Expense)
Interest income	26	26	26
Interest expense (contractual interest expense equals $(745) and $(833) for the years ended December 31, 2012 and 2011, respectively)	(662)	(826)	(823)
Interest capitalized	50	40	31
Miscellaneous—net	242	(47)	(48)

	(344)	(807)	(814)

Income (Loss) Before Reorganization Items, Net	(237)	(1,861)	(506)
Reorganization Items, Net	(2,208)	(118)	—
Income (Loss) Before Income Taxes	(2,445)	(1,979)	(506)
Income tax (benefit)	(569)	—	(35)

Net Earnings (Loss)	$(1,876)	$(1,979)	$(471)

Earnings (Loss) Per Share
Basic	$(5.60)	$(5.91)	$(1.41)

Diluted	$(5.60)	$(5.91)	$(1.41)

The accompanying notes are an integral part of these financial statements.

AMR CORPORATION

DEBTORS AND DEBTORS IN POSSESSION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Year Ended December 31,
	2012	2011	2010
Net Earnings (Loss)	$(1,876)	$(1,979)	$(471)
Other Comprehensive Income (Loss), Before Tax:
Defined benefit pension plans and retiree medical:
Amortization of actuarial loss and prior service cost	130	130	138
Current year change	(1,910)	(1,216)	(385)
Benefit plan modifications	3,345	—	—
Derivative financial instruments:
Change in fair value	(12)	190	72
Reclassification into earnings	(3)	(313)	144
Unrealized gain (loss) on investments:
Net change in value	3	—	—

Other Comprehensive Income (Loss) Before Tax	1,553	(1,209)	(31)
Income tax expense on other comprehensive income:
Non-cash tax provision	569	—	—

Comprehensive Income (Loss)	$(892)	$(3,188)	$(502)

The accompanying notes are an integral part of these financial statements.

AMR CORPORATION

DEBTORS AND DEBTORS IN POSSESSION

CONSOLIDATED BALANCE SHEETS

(in millions, except shares and par value)

	December 31,
	2012	2011
Assets
Current Assets
Cash	$480	$283
Short-term investments	3,412	3,718
Restricted cash and short-term investments	850	738
Receivables, less allowance for uncollectible accounts (2012- $44; 2011—$52)	1,124	902
Inventories, less allowance for obsolescence (2012—$546; 2011—$575)	580	617
Fuel derivative contracts	65	97
Other current assets	561	402

Total current assets	7,072	6,757
Equipment and Property
Flight equipment, at cost	17,934	18,136
Less accumulated depreciation	7,624	7,095

	10,310	11,041
Purchase deposits for flight equipment	710	746
Other equipment and property, at cost	5,101	5,131
Less accumulated depreciation	3,002	3,005

	2,099	2,126

	13,119	13,913
Equipment and Property Under Capital Leases
Flight equipment	287	641
Other equipment and property	201	200

	488	841
Less accumulated amortization	205	448

	283	393
Other Assets
International slots and route authorities	708	708
Domestic slots and airport operating and gate lease rights, less accumulated amortization (2012—$509; 2011—$489)	161	186
Other assets	2,167	1,891

	3,036	2,785

Total Assets	$23,510	$23,848

The accompanying notes are an integral part of these financial statements.

AMR CORPORATION

DEBTORS AND DEBTORS IN POSSESSION

CONSOLIDATED BALANCE SHEETS

(in millions, except shares and par value)

	December 31,
	2012	2011
Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities
Accounts payable	$1,244	$1,007
Accrued salaries and wages	666	524
Accrued liabilities	1,451	1,358
Air traffic liability	4,524	4,223
Current maturities of long-term debt	1,388	1,518
Current obligations under capital leases	31	—

Total current liabilities	9,304	8,630
Long-Term Debt, Less Current Maturities	6,735	6,702
Obligations Under Capital Leases, Less Current Obligations	381	—
Other Liabilities and Credits
Deferred gains	223	110
Pension and postretirement benefits	6,780	9,204
Other liabilities and deferred credits	1,468	1,470

	8,471	10,784
Liabilities Subject to Compromise	6,606	4,843
Stockholders’ Equity (Deficit)
Preferred stock—20,000,000 shares authorized; None issued	—	—
Common stock—$1 par value; 750,000,000 shares authorized; shares issued: 2012—341,232,637; 2011—341,207,797	341	341
Additional paid-in capital	4,481	4,465
Treasury shares at cost: 2012 and 2011—5,940,399	(367)	(367)
Accumulated other comprehensive loss	(2,980)	(3,964)
Accumulated deficit	(9,462)	(7,586)

	(7,987)	(7,111)

Total Liabilities and Stockholders’ Equity (Deficit)	$23,510	$23,848

The accompanying notes are an integral part of these financial statements.

AMR CORPORATION

DEBTORS AND DEBTORS IN POSSESSION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2012	2011	2010
Cash Flow from Operating Activities:
Net earnings (loss)	$(1,876)	$(1,979)	$(471)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation	915	954	967
Amortization	100	132	126
Equity based stock compensation	29	40	43
Special charges, non-cash	215	725	—
Reorganization items, non-cash	2,066	118	—
Pension and postretirement	287	180	236
OCI tax benefits	(569)	—	—
Change in assets and liabilities:
Decrease (increase) in receivables	(222)	(164)	29
Decrease (increase) in other current assets	(135)	(116)	(102)
Decrease (increase) in inventories	17	(64)	(81)
Decrease (increase) in derivative collateral and unwound derivative contracts	(1)	(73)	87
Increase (decrease) in accounts payable and accrued liabilities	375	135	(19)
Increase (decrease) in air traffic liability	301	567	225
Increase (decrease) in other liabilities and deferred credits	3	199	144
Other, net	(226)	26	57

Net cash provided by (used in) operating activities	1,279	680	1,241
Cash Flow from Investing Activities:
Capital expenditures, including aircraft lease deposits	(1,888)	(1,610)	(1,962)
Net decrease (increase) in short-term investments	306	610	(82)
Net decrease (increase) in restricted cash and short-term investments	(112)	(288)	10
Proceeds from sale of equipment, property and investments/subsidiaries	123	(4)	4

Net cash provided by (used in) investing activities	(1,571)	(1,292)	(2,030)
Cash Flow from Financing Activities:
Payments on long-term debt and capital lease obligations	(1,288)	(2,545)	(1,154)
Proceeds from:
Reimbursement from construction reserve account	—	—	7
Exercise of stock options	—	—	1
Issuance of long-term debt	268	2,569	542
Sale-leaseback transactions	1,509	703	1,408

Net cash provided by (used in) financing activities	489	727	804

Net increase (decrease) in cash	197	115	15
Cash at beginning of year	283	168	153

Cash at end of year	$480	$283	$168

The accompanying notes are an integral part of these financial statements.

AMR CORPORATION

DEBTORS AND DEBTORS-IN-POSSESSION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in millions, except share amounts)

	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance at January 1, 2010	$339	$4,399	$(367)	$(2,724)	$(5,136)	$(3,489)
Net loss	—	—	—	—	(471)	(471)
Changes in pension, retiree medical and other liability	—	—	—	(247)	—	(247)
Net changes in fair value of derivative financial instruments	—	—	—	216	—	216
Total comprehensive loss						(502)
Reclassification and amortization of stock compensation plans	—	48	—	—	—	48
Issuance of 825,397 shares to employees pursuant to stock option and deferred stock incentive plans	—	(2)	—	—	—	(2)

Balance at December 31, 2010	339	4,445	(367)	(2,755)	(5,607)	(3,945)
Net loss	—	—	—	—	(1,979)	(1,979)
Changes in pension, retiree medical and other liability	—	—	—	(1,086)	—	(1,086)
Net changes in fair value of derivative financial instruments	—	—	—	(123)	—	(123)
Total comprehensive loss						(3,188)
Reclassification and amortization of stock compensation plans	—	23	—	—	—	23
Issuance of 1,818,073 shares to employees pursuant to stock option and deferred stock incentive plans	2	(3)	—	—	—	(1)

Balance at December 31, 2011	341	4,465	(367)	(3,964)	(7,586)	(7,111)
Net loss					(1,876)	(1,876)
Change in unrealized gain (loss) on investments				3		3
Changes in pension, retiree medical and other liability				1,565		1,565
Net changes in fair value of derivative financial instruments				(15)		(15)
Non-cash tax provision				(569)		(569)

Total comprehensive loss						(892)
Reclassification and amortization of stock compensation plans		16				16

Balance at December 31, 2012	$341	$4,481	$(367)	$(2,980)	$(9,462)	$(7,987)

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Chapter 11 Reorganization

Overview

On November 29, 2011 (the Petition Date), AMR Corporation (AMR or the Company) and certain of the Company’s direct and indirect domestic subsidiaries (collectively, the Debtors) filed voluntary petitions for relief (the Chapter 11 Cases) under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code), in the United States Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Chapter 11 Cases are being jointly administered under the caption “In re AMR Corporation, et al., Case No. 11-15463-SHL.”

The Company and the other Debtors are operating as “debtors in possession” under the jurisdiction of the Bankruptcy Court and the applicable provisions of the Bankruptcy Code. In general, as debtors in possession under the Bankruptcy Code, we are authorized to continue to operate as an ongoing business but may not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court. The Bankruptcy Code enables the Company to continue to operate its business without interruption, and the Bankruptcy Court has granted additional relief covering, among other things, obligations to (i) employees, (ii) taxing authorities, (iii) insurance providers, (iv) independent contractors for improvement projects, (v) foreign vendors, (vi) other airlines pursuant to certain interline agreements, and (vii) certain vendors deemed critical to the Debtors’ operations.

While operating as debtors in possession under Chapter 11 of the Bankruptcy Code, the Debtors may sell or otherwise dispose of or liquidate assets or settle liabilities, subject to the approval of the Bankruptcy Court or otherwise as permitted in the ordinary course of business. The Debtors have not yet prepared or filed with the Bankruptcy Court a plan of reorganization. The Debtors have the exclusive right to file a plan of reorganization through and including April 15, 2013, subject to the ability of third parties to file motions to terminate the Debtors’ exclusivity period. If the Debtors file a plan of reorganization on or prior to such date, the Debtors will have an exclusive period to solicit and obtain acceptances for such plan through and including June 17, 2013. The Debtors have the right to seek further extensions of such exclusivity periods, subject to a statutory limit of 18 months from the Petition Date in the case of filing a plan of reorganization, and 20 months from the Petition Date in the case of soliciting and obtaining acceptances. The ultimate plan of reorganization, which would be subject to acceptance by the requisite majorities of empowered creditors under the Bankruptcy Code and approval by the Bankruptcy Court, could materially change the amounts and classifications in the consolidated financial statements.

The Company’s Chapter 11 Cases followed an extended effort by the Company to restructure its business to strengthen its competitive and financial position. However, the Company’s substantial cost disadvantage compared to its larger competitors, all of which restructured their costs and debt through Chapter 11, became increasingly untenable given the accelerating impact of global economic uncertainty and resulting revenue instability, volatile and rising fuel prices, and intensifying competitive challenges.

No assurance can be given as to the value, if any, that may be ascribed to the Debtors’ various prepetition liabilities and other securities. The Company cannot predict what the ultimate value of any of its or the other Debtors’ securities may be. Accordingly, the Debtors urge that caution be exercised with respect to existing and future investments in any of these securities (including the Company’s common stock) or other Debtor claims. Trading in the Company’s common stock and certain debt securities on the New York Stock Exchange (NYSE) was suspended on January 5, 2012, and the Company’s common stock and such debt securities were delisted by the SEC from the NYSE on January 30, 2012. On January 5, 2012, the Company’s common stock began trading under the symbol “AAMRQ” on the OTCQB marketplace, operated by OTC Markets Group (www.otcmarkets.com).

General Information

Notices to Creditors; Effect of Automatic Stay. The Debtors have notified all known current or potential creditors that the Chapter 11 Cases were filed. Subject to certain exceptions under the Bankruptcy Code, the filing of the Debtors’ Chapter 11 Cases automatically enjoined, or stayed, the continuation of most judicial or administrative proceedings or filing of other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. Thus, for example, most creditor actions to obtain possession of property from the Debtors, or to create, perfect or enforce any lien against the property of the Debtors, or to collect on monies owed or otherwise exercise rights or remedies with respect to a prepetition claim, are enjoined unless and until the Bankruptcy Court lifts the automatic stay as to any such claim. Vendors are being paid for goods furnished and services provided after the Petition Date in the ordinary course of business.

Appointment of Creditors’ Committee. On December 5, 2011, the U.S. Trustee appointed the Creditors’ Committee (Creditors’ Committee) for the Chapter 11 Cases.

Retirement and Life Insurance Benefits. See Note 11 to the consolidated financial statements for information regarding modifications to retirement and life insurance benefits.

Rejection of Executory Contracts. Under section 365 and other relevant sections of the Bankruptcy Code, the Debtors may assume, assume and assign, or reject certain executory contracts and unexpired leases, including, without limitation, agreements relating to aircraft and aircraft engines (collectively, Aircraft Property) and leases of real property, subject to the approval of the Bankruptcy Court and certain other conditions. As of December 31, 2012, the Bankruptcy Court had entered orders granting the Debtors’ motions to assume 526 and reject 10 unexpired leases of non-residential real property and had entered various orders extending, by the Debtors’ agreement with certain landlords, the date by which the Debtors must assume or reject an additional 37 unexpired leases of non-residential real property. As of December 31, 2012, the Company had also entered into stipulations or agreed orders providing that the claims with respect to special facility revenue bonds at Dallas/Fort Worth International Airport, Fort Worth Alliance Airport and Luis Muñoz Marín International Airport in San Juan, Puerto Rico were general unsecured claims.

In general, rejection of an executory contract or unexpired lease is treated as a prepetition breach of the executory contract or unexpired lease in question and, subject to certain exceptions, relieves the Debtors from performing their future obligations under such executory contract or unexpired lease but entitles the contract counterparty or lessor to a prepetition general unsecured claim for damages caused by such deemed breach. Counterparties to such rejected contracts or leases have the right to file claims against the Debtors’ estate for such damages. Generally, the assumption of an executory contract or unexpired lease requires the Debtors to cure existing defaults under such executory contract or unexpired lease.

Any description of an executory contract or unexpired lease elsewhere in these Notes or in the report to which these Notes are attached, including where applicable the Debtors’ express termination rights or a quantification of their obligations, must be read in conjunction with, and is qualified by, any rights the Debtors or counterparties have under section 365 of the Bankruptcy Code.

The Debtors expect that liabilities subject to compromise and resolution in the Chapter 11 Cases will arise in the future as a result of damage claims created by the Debtors’ rejection of various executory contracts and unexpired leases. Due to the uncertain nature of many of the potential rejection claims, the magnitude of such claims is not reasonably estimable at this time. Such claims may be material (see “Liabilities Subject to Compromise” in Note 1 to the consolidated financial statements).

Special Protection Applicable to Leases and Secured Financing of Aircraft and Aircraft Equipment. Notwithstanding the general discussion above of the impact of the automatic stay, under section 1110 of the Bankruptcy Code, beginning 60 days after filing a petition under Chapter 11, certain secured parties, lessors and conditional sales vendors may have a right to take possession of certain qualifying Aircraft Property that is leased or subject to a security interest or conditional sale contract, unless the Debtors, subject to approval by the Bankruptcy Court, agree to perform under the applicable agreement, and cure any defaults as provided in section 1110 (other than defaults of a kind specified in section 365(b)(2) of the Bankruptcy Code). Taking such action does not preclude the Debtors from later rejecting the applicable lease or abandoning the Aircraft Property subject to the related security agreement, or from later seeking to renegotiate the terms of the related financing.

The Debtors may extend the 60-day period by agreement of the relevant financing party, with Bankruptcy Court approval. In the absence of an agreement or cure as described above or such an extension, the financing party may take possession of the Aircraft Property and enforce its contractual rights or remedies to sell, lease or otherwise retain or dispose of such equipment.

The 60-day period under section 1110 in the Chapter 11 Cases expired on January 27, 2012. In accordance with the Bankruptcy Court’s Order Authorizing the Debtors to (i) Enter into Agreements Under Section 1110(a) of the Bankruptcy Code, (ii) Enter into Stipulations to Extend the Time to Comply with Section 1110 of the Bankruptcy Code and (iii) File Redacted Section 1110(b) Stipulations, dated December 23, 2011, the Debtors have entered into agreements to extend the automatic stay or agreed to perform and cure defaults under financing agreements with respect to certain aircraft in their fleet and other Aircraft Property. With respect to certain Aircraft Property, the Debtors have reached agreements on, or agreements on key aspects of, renegotiated terms of the related financings, and the Debtors are continuing to negotiate terms with respect to certain of their other Aircraft Property financings. The ultimate outcome of these negotiations cannot be predicted with certainty. To the extent the Debtors are unable to reach definitive agreements with Aircraft Property financing parties, those parties may seek to repossess the subject Aircraft Property. The loss of a significant number of aircraft could result in a material adverse effect on the Debtors’ financial and operating performance.

In accordance with section 1110 of the Bankruptcy Code, as of December 31, 2012, the Company had (i) rejected 40 leases relating to 21 MD-80 aircraft, four Fokker 100 aircraft, seven Boeing 757-200 aircraft and eight spare engines; (ii) relinquished one Airbus A300-600R aircraft that was subject to a mortgage; and (iii) made elections under section 1110(a) of the Bankruptcy Code to retain 340 aircraft and 87 spare engines, including Boeing 737-800, Boeing 757-200, Boeing 767-300ER, Boeing 777-200ER, Bombardier CRJ-700, and McDonnell Douglas MD-80 aircraft, on the terms provided in the related financing documents. In addition, as of December 31, 2012, the Company had reached agreement on revised economic terms of the financings of 155 aircraft, comprising 83 MD-80 aircraft, nine Boeing 737-800 aircraft, 36 Boeing 757-200 aircraft, 11 Boeing 767-200ER aircraft, 13 Boeing 767-300ER aircraft and three Boeing 777-200ER aircraft (which agreements are subject to certain conditions, including reaching agreement on definitive documentation). Those 155 aircraft are substantially all of the mainline aircraft in the Company’s fleet for which it expects to negotiate revised economic terms in the Chapter 11 Cases. In addition, the Company reached an agreement with the lessor to modify the leases of 39 Super ATR aircraft. As of December 31, 2012, 30 of the Super ATR aircraft had been returned to the lessor as allowed under the modified agreement. The remaining 9 Super ATR aircraft are expected to be returned to the lessor in 2013.

Lastly, the Company entered into a series of agreements with the lender with respect to its 216 Embraer RJ aircraft and certain other interested parties pursuant to which the Company (i) surrendered 18 Embraer RJ 135 aircraft on June 21, 2012, (ii) subject to certain conditions (including reaching agreement on definitive documentation), will restructure the mortgage debt encumbering 59 Embraer 140 aircraft and 68 Embraer 145 aircraft and (iii) transferred and leased back its remaining 21 Embraer RJ 135 aircraft. The debt encumbering 50 Embraer 145 aircraft will not be reduced. The Company’s entry into these transactions was approved by the Bankruptcy Court on November 8, 2012.

Magnitude of Potential Claims. On February 27, 2012, the Debtors filed with the Bankruptcy Court schedules and statements of financial affairs setting forth, among other things, the assets and liabilities of the Debtors, subject to the assumptions filed in connection therewith. All of the schedules are subject to further amendment or modification.

Bankruptcy Rule 3003(c)(3) requires the Bankruptcy Court to fix the time within which proofs of claim must be filed in a Chapter 11 case pursuant to section 501 of the Bankruptcy Code. This Bankruptcy Rule also provides that any creditor who asserts a claim against the Debtors that arose prior to the Petition Date and whose claim (i) is not listed on the Debtors’ schedules or (ii) is listed on the schedules as disputed, contingent, or unliquidated, must file a proof of claim. On May 4, 2012, the Bankruptcy Court entered an order that established July 16, 2012 at 5:00 p.m. (Eastern Time) as the deadline to file proofs of claim against any Debtor. More information regarding the filing of proofs of claim can be obtained at www.amrcaseinfo.com. Information on this website is not incorporated into or otherwise made a part of this report.

As of February 13, 2013, approximately 13,366 claims totaling about $290.0 billion have been filed with the Bankruptcy Court against the Debtors. Of those claims, approximately 350 claims aggregating approximately $59 million were filed after the Bar Date. We expect new and amended claims to be filed in the future, including claims amended to assign values to claims originally filed with no designated value. We have identified, and we expect to continue to identify, many claims that we believe should be disallowed by the Bankruptcy Court because they are duplicative, are without merit, are overstated or for other reasons. As of February 13, 2013, the Bankruptcy Court has disallowed approximately $100.2 billion of claims and has not yet ruled on our other objections to claims, the disputed portions of which aggregate to an additional $14.8 billion. We expect to continue to file objections in the future. Because the process of analyzing and objecting to claims is ongoing, the amount of disallowed claims may increase significantly in the future. The Debtors have recorded amounts for claims for which there was sufficient information to estimate the claim.

Differences between amounts scheduled by the Debtors and claims by creditors will be investigated and resolved in connection with the claims resolution process. In light of the expected number of creditors, the claims resolution process may take considerable time to complete. Accordingly, the ultimate number and amount of allowed claims is not presently known, nor can the ultimate recovery with respect to allowed claims be presently ascertained.

Collective Bargaining Agreements. The Bankruptcy Code provides a process for the modification and/or rejection of collective bargaining agreements (CBAs). In particular, section 1113(c) of the Bankruptcy Code permits a debtor to reject its CBAs if the debtor satisfies a number of statutorily prescribed substantive and procedural prerequisites and obtains the Bankruptcy Court’s approval to reject the CBAs. The section 1113(c) process requires that a debtor must make proposals to its unions to modify existing CBAs based on the most complete and reliable information available at the time the proposals are made. The proposed modifications must be necessary to permit the reorganization of the debtor and must assure that all the affected parties are treated fairly and equitably. The debtor must provide the unions with all information necessary to evaluate the proposals, and meet at reasonable times and confer in good faith with the unions in an effort to reach mutually agreeable modifications to the CBAs. American commenced the section 1113(c) process with its unions (APA, APFA and TWU) on February 1, 2012, and negotiated in good faith with the unions for consensual agreements that achieve the necessary level of labor cost savings. Because consensual agreements had not been reached, and given American’s need to restructure its labor costs expeditiously, the Debtors filed a motion with the Bankruptcy Court on March 27, 2012 requesting approval to reject the CBAs.

The Court hearing on the Debtors’ request to reject the CBAs began on April 23, 2012 and concluded the week of May 21, 2012. After the filing of its request to reject its CBAs, American and the unions continued to negotiate in good faith toward consensual agreements. Those negotiations resulted in ratified agreements with all seven TWU-represented groups (Fleet Service Clerks, Dispatchers, Ground School Instructors, Maintenance Control Technicians, Simulator Technicians, Mechanics and Related (M&R), and Stores), all of which have been approved by the Bankruptcy Court. On July 20, 2012, APFA sent American’s proposed Last Best and Final Offer (LBFO) to its membership for a ratification vote, and on August 19, 2012 APFA announced the LBFO was ratified by the membership. This new agreement was approved by the Bankruptcy Court on September 12, 2012. Having secured Court approval of the APFA and all seven TWU agreements, American has begun implementing the terms of all of its new agreements.

In August 2012, APA announced that its membership did not ratify a tentative agreement reached by the parties in June. Following its initial decision denying American’s request to reject the APA CBA, the Bankruptcy Court granted American’s renewed motion to reject that agreement and entered an order on September 5, 2012 authorizing American to reject the pilot CBA. In accordance with the Bankruptcy Court’s ruling, American began implementing certain terms and conditions of employment for pilots that the Bankruptcy Court determined were fair and necessary for the Debtors’ successful restructuring. American and APA continued to negotiate in good faith toward a new pilot agreement, and on November 9, 2012, the parties reached a tentative agreement on a new comprehensive CBA. On December 7, 2012, the APA announced the tentative agreement was ratified. The new CBA was approved by the Bankruptcy Court on December 19, 2012, and American has begun implementing the terms of its new agreement with the APA. A small group of American pilots is appealing the Bankruptcy Court’s decisions granting American’s renewed motion to reject the pilot CBA and approving the new pilot CBA, and those appeals are pending in the U.S. District Court for the Southern District of New York.

AMR Eagle commenced the Section 1113(c) process with its unions on March 21, 2012. On July 27, 2012, AMR Eagle reached a tentative agreement with the Association of Flight Attendants. That tentative agreement was ratified by the flight attendants on September 7, 2012. On August 8, 2012, AMR Eagle reached an agreement-in-principle with the Air Line Pilots Association (ALPA). The ALPA Master Executive Council accepted the terms of the agreement-in-principle on September 12, 2012 and the tentative agreement was ratified by the pilot group on October 8, 2012. On July 20, 2012, AMR Eagle and the TWU reached a tentative agreement with the Mechanics and Related and Fleet Service Clerks groups. On August 24, 2012, the TWU announced that the Fleet Service Clerks group ratified its tentative agreement and that the Mechanics and Related group did not ratify its tentative agreement. Because consensual agreements had not been reached with the TWU represented Mechanics, Ground School Instructors and Dispatchers, AMR Eagle filed a motion with the Bankruptcy Court on September 7, 2012 requesting approval to reject those CBAs. AMR Eagle continued to negotiate in good faith with the TWU with respect to each of those work groups. On October 3, 2012, AMR Eagle and the TWU reached tentative agreements with the Mechanics and Related and the Ground School Instructors groups. On October 8, 2012, AMR Eagle reached a tentative agreement with the TWU represented Dispatch group. The tentative agreements for Mechanics, Ground School Instructors and Dispatchers were sent to those work groups for a ratification vote. On October 26, 2012, AMR Eagle’s Mechanics and Ground School Instructors voted to ratify their tentative agreements, and the Dispatchers did not ratify their tentative agreement. A hearing on AMR Eagle’s Section 1113 motion to reject the Dispatchers CBA, originally scheduled to begin on November 14, 2012, was continued until December 10, 2012. On December 3, 2012, AMR Eagle reached a second tentative agreement with the TWU represented Dispatchers and the membership ratified the tentative agreement on December 18, 2012. All of the new AMR Eagle CBAs were approved by the Bankruptcy Court on December 21, 2012. AMR Eagle has begun implementing the terms of all the new CBAs.

Availability and Utilization of Net Operating Losses. The availability and utilization of net operating losses (and utilization of alternative minimum tax credits) after the Debtors’ emergence from Chapter 11 is uncertain at this time and will be highly influenced by the composition of the plan of reorganization that is ultimately pursued. On January 27, 2012, the Bankruptcy Court issued a Final Order Establishing Notification Procedures for Substantial Claimholders and Equityholders and Approving Restrictions on Certain Transfers of Interests in the Debtors’ Estates, which restricts trading in the Company’s common stock and establishes certain procedures and potential restrictions with respect to the transfer of claims. The order is intended to prevent certain transfers of the Company’s common stock and certain transfers of claims against the Debtors that could impair the ability of one or more of the Debtors’ estates to use their net operating loss carryovers and certain other tax attributes currently or on a reorganized basis. Any acquisition, disposition, or other transfer of equity or claims on or after November 29, 2011 in violation of the restrictions set forth in the order will be null and void ab initio and/or subject to sanctions as an act in violation of the automatic stay under sections 105(a) and 362 of the Bankruptcy Code. The order applies to (i) “Substantial Equityholders,” i.e., persons who are, or as a result of a transaction would become, the beneficial owner of approximately 4.5 percent of the outstanding shares of the Company’s common stock and (ii) “Substantial Claimholders,” i.e., persons who are, or as a result of a transaction become, the beneficial owner of unsecured claims in excess of a threshold amount of unsecured claims (initially

$190 million of unsecured claims, but which may be subsequently increased or decreased under certain circumstances in connection with the Debtors’ filing of a Chapter 11 plan). In the case of Substantial Equityholders, the order imposes current restrictions with respect to the acquisition or disposition of the Company’s stock, and certain notifications may be required. In the case of Substantial Claimholders, the order imposes a procedure pursuant to which, under certain circumstances, the claims acquired during the Chapter 11 Cases may have to be resold, and certain notifications may be required. The Merger Agreement provides that the procedures of the order, as in effect or as amended with the reasonable approval of US Airways, will be used to obtain ownership information from Substantial Claimholders.

See discussion in Item 1A, “Risk Factors—Chapter 11 Reorganization Risks” regarding the potential impact of these rules on the company’s utilization of its net operating losses post emergence from bankruptcy and in Item 1A, “Risk Factors—Common Stock Risks” regarding the establishing of limitations on the transfer of the Company’s common stock post emergence from bankruptcy.

Liabilities Subject to Compromise

The following table summarizes the components of liabilities subject to compromise included on the Consolidated Balance Sheet as of December 31, 2012 and 2011:

(in millions)
	2012	2011
Long-term debt	$1,198	$2,482
Estimated allowed claims on aircraft lease and debt obligations and facility lease and bond obligations	3,716	1,868
Pension and postretirement benefits	1,250	—
Accounts payable and other accrued liabilities	442	489
Other	—	4

Total liabilities subject to compromise	$6,606	$4,843

Long-term debt, including undersecured debt, classified as subject to compromise as of December 31, 2012 and 2011 consisted of (in millions):

	2012	2011
Secured variable and fixed rate indebtedness due through 2023 (effective rates from 1.00%—13.00% at December 31, 2012)	$172	$1,456
6.00%—8.50% special facility revenue bonds due through 2036	186	186
6.25% senior convertible notes due 2014	460	460
9.0%—10.20% debentures due through 2021	214	214
7.88%—10.55% notes due through 2039	166	166

	$1,198	$2,482

Liabilities subject to compromise refers to prepetition obligations which may be impacted by the Chapter 11 reorganization process. These amounts represent the Debtors’ current estimate of known or potential prepetition obligations to be resolved in connection with the Chapter 11 Cases.

In accordance with ASC 852, substantially all of the Company’s unsecured debt has been classified as liabilities subject to compromise. Additionally, certain of the Company’s undersecured debt instruments have also been classified as liabilities subject to compromise.

As a result of the modifications to the retirement benefits as discussed in Note 11 to the consolidated financial statements, a portion of the pension and postretirement benefits liability, primarily relating to retiree medical and other benefits, was classified as liabilities subject to compromise as of December 31, 2012.

Differences between liabilities the Debtors have estimated and the claims filed, or to be filed, will be investigated and resolved in connection with the claims resolution process. The Company will continue to evaluate these liabilities throughout the Chapter 11 Cases and adjust amounts as necessary. Such adjustments may be material. In light of the expected number of creditors, the claims resolution process may take considerable time to complete. Accordingly, the ultimate number and amount of allowed claims is not presently known.

Reorganization Items, net

Reorganization items refer to revenues, expenses (including professional fees), realized gains and losses and provisions for losses that are realized or incurred in the Chapter 11 Cases. The following table summarizes the components included in reorganization items, net on the Consolidated Statements of Operations for the years ended December 31, 2012 and 2011:

(in millions)
	2012	2011
Pension and postretirement benefits	$(66)	$—
Aircraft and facility financing renegotiations and rejections(1)(2)	1,950	102
Professional fees	229	14
Other	95	2

Total reorganization items, net	$2,208	$118

(1)

Amounts include allowed claims (claims approved by the Bankruptcy Court) and estimated allowed claims relating to the rejection or modification of financings related to aircraft. The Debtors record an estimated claim associated with the rejection or modification of a financing when the applicable motion is filed with the Bankruptcy Court to reject or modify such financing and the Debtors believe that it is probable the motion will be approved, and there is sufficient information to estimate the claim. Modifications of the financings related to aircraft remain subject to conditions, including reaching agreement on definitive documentation. See above, “Special Protection Applicable to Leases and Secured Financing of Aircraft and Aircraft Equipment,” for further information.

(2)

Amounts include allowed claims (claims approved by the Bankruptcy Court) and estimated allowed claims relating to entry of orders treating as unsecured claims with respect to facility agreements supporting certain issuances of special facility revenue bonds. The Debtors record an estimated claim associated with the treatment of claims with respect to facility agreements when the applicable motion is filed with the Bankruptcy Court and the Debtors believe that it is probable that the motion will be approved, and there is sufficient information to estimate the claim. See above, “Rejection of Executory Contracts,” for further information.

Claims related to reorganization items are reflected in liabilities subject to compromise on the Consolidated Balance Sheet as of December 31, 2012 and 2011.

2. Summary of Accounting Policies

Basis of Presentation The accompanying consolidated financial statements as of December 31, 2012 and for the three years ended December 31, 2012 include the accounts of AMR and its wholly owned subsidiaries, including (i) its principal subsidiary, American Airlines, Inc. (American) and (ii) its regional airline subsidiary, AMR Eagle Holding Corporation (AMR Eagle), which has two primary subsidiaries, American Eagle Airlines, Inc. and Executive Airlines, Inc. . The consolidated financial statements as of and for the years ended December 31, 2012,

2011 and 2010 include the accounts of the Company and its wholly owned subsidiaries as well as variable interest entities (VIEs) for which the Company is the primary beneficiary. All significant intercompany transactions have been eliminated.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), including the provisions of ASC 852 “Reorganizations” (ASC 852). ASC 852 requires that the financial statements of the Company, for periods subsequent to the filing of the Chapter 11 Cases, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain revenues, expenses (including professional fees), realized gains and losses and provisions for losses that are realized or incurred in the Chapter 11 Cases are recorded in reorganization items, net on the accompanying Consolidated Statement of Operations. In addition, prepetition obligations that may be impacted by the Chapter 11 reorganization process have been classified on the Consolidated Balance Sheet in liabilities subject to compromise. These liabilities are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts.

Certain of our non-U.S. subsidiaries are not part of the Chapter 11 Cases. Since the non-US subsidiaries not part of the bankruptcy filing do not have significant transactions, we do not separately disclose the condensed combined financial statements of such non-U.S. subsidiaries s in accordance with the requirements of reorganization accounting.

The Company has also prepared these consolidated financial statements on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. Accordingly, the Company’s consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

As a result of the Chapter 11 proceedings, the satisfaction of our liabilities and funding of ongoing operations are subject to uncertainty and, accordingly, there is a substantial doubt of the Company’s ability to continue as a going concern.

The accompanying consolidated financial statements do not purport to reflect or provide for the consequences of the Chapter 11 Cases, other than as set forth under “liabilities subject to compromise” on the accompanying Consolidated Balance Sheets and “income (loss) before reorganization items, net” and “reorganization items, net” on the accompanying Consolidated Statements of Operations (see Note 1 to the consolidated financial statements). In particular, the financial statements do not purport to show (1) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (2) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (3) as to shareowners’ equity accounts, the effect of any changes that may be made to the Debtors’ capitalization; or (4) as to operations, the effect of any changes that may be made to the Debtors’ business.

While operating as debtors-in-possession under Chapter 11 of the Bankruptcy Code, the Debtors may sell or otherwise dispose of or liquidate assets or settle liabilities, subject to the approval of the Bankruptcy Court or otherwise as permitted in the ordinary course of business. Moreover, the ultimate plan of reorganization for the Debtors could materially change the amounts and classifications in the historical consolidated financial statements.

New Accounting Pronouncements In December 2011, the FASB issued ASU 2011-11, “Disclosures About Offsetting Assets and Liabilities.” This update creates new disclosure requirements about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements in this update are effective for annual reporting periods, and interim periods within those years, beginning on or after January 1, 2013. The Company is currently evaluating the impact this update will have on its disclosures.

In July 2012, the FASB issued ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” This update amends ASC 350, “Intangibles—Goodwill and Other” to allow entities an option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. Under that option, an entity no longer would be required to calculate the fair value of the intangible asset unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments in this update are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company is currently evaluating the impact this update may have on its indefinite-lived intangibles impairment testing.

In August of 2012, the SEC issued a final rule implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that imposes reporting requirements on issuers who use or may use “Conflict Minerals,” defined as columbite-tantalite (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), gold, and wolframite (the metal ore from which tungsten is extracted), or their derivatives, originating from the Democratic Republic of the Congo and neighboring countries (collectively, “covered countries”). The rule was mandated in response to humanitarian concerns that trade in conflict minerals are used to finance armed groups in the covered countries. The rule describes assessment and reporting requirements for all issuers for which conflict minerals originating in a covered country are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by the issuer. Such issuers are required to file a newly created Form SD annually by May 31 for the prior calendar year. Initial Form SDs are required to be filed by May 31, 2014 for the calendar year 2013. The Company is currently in the process of assessing whether it will be required to file a Form SD for calendar year 2013 and determining necessary processes and procedures to collect information necessary to make any required filing. The Company does not anticipate that any requirement to file this new Form SD will have a material impact on its consolidated financial statements.

Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Restricted Cash and Short-term Investments The Company has restricted cash and short-term investments related primarily to collateral held to support projected workers’ compensation obligations and funds held for certain tax obligations.

Inventories Spare parts, materials and supplies relating to flight equipment are carried at average acquisition cost and are expensed when used in operations. Allowances for obsolescence are provided—over the estimated useful life of the related aircraft and engines—for spare parts expected to be on hand at the date aircraft are retired from service. Allowances are also provided for spare parts currently identified as excess and obsolete. These allowances are based on management estimates, which are subject to change.

Maintenance and Repair Costs Maintenance and repair costs for owned and leased flight equipment are charged to operating expense as incurred, except costs incurred for maintenance and repair under flight hour maintenance contract agreements, which are accrued based on contractual terms when an obligation exists.

Intangible Assets Route acquisition costs and airport operating and gate lease rights represent the purchase price attributable to route authorities (including international airport take-off and landing slots), domestic airport take-off and landing slots and airport gate leasehold rights acquired. Indefinite-lived intangible assets (route acquisition costs and international slots and related international take-off and landing slots) are tested for impairment annually on December 31, rather than amortized, or when a triggering event occurs, in accordance with U.S. GAAP. Such triggering events may include significant changes to the Company’s network or capacity, or the implementation of open skies agreements in countries where the Company operates flights. Airport operating and gate lease rights are being amortized on a straight-line basis over 25 years to a zero residual value.

Statements of Cash Flows Short-term investments, without regard to remaining maturity at acquisition, are not considered as cash equivalents for purposes of the statements of cash flows.

Measurement of Asset Impairments The Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired. An asset or group of assets is considered impaired when the undiscounted cash flows estimated to be generated by the asset are less than the carrying amount of the asset and the net book value of the asset exceeds its estimated fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the asset; and (ii) estimated future cash flows expected to be generated by the asset, which are based on additional assumptions such as asset utilization, length of service the asset will be used in the Company’s operations and estimated salvage values.

Equipment and Property The provision for depreciation of operating equipment and property is computed on the straight-line method applied to each unit of property, except that major rotable parts, avionics and assemblies are depreciated on a group basis. The depreciable lives used for the principal depreciable asset classifications are:

Depreciable Life
American jet aircraft and engines	20—30 years
Other regional aircraft and engines	16—20 years
Major rotable parts, avionics and assemblies	Life of equipment to which applicable
Improvements to leased flight equipment	Lesser of remaining lease term or expected useful life
Buildings and improvements (principally on leased land)	5—30 years or term of lease, including estimated renewal options when renewal is economically compelled at key airports
Furniture, fixtures and other equipment	3—10 years
Capitalized software	5—10 years

Residual values for aircraft, engines, major rotable parts, avionics and assemblies are generally five to ten percent, except when guaranteed by a third party for a different amount.

Equipment and property under capital leases are amortized over the term of the leases or, in the case of certain aircraft, over their expected useful lives. Lease terms vary but are generally six to 25 years for aircraft and seven to 40 years for other leased equipment and property.

Regional Affiliates Revenue from ticket sales is generally recognized when service is provided. Regional Affiliates revenues for flights connecting to American flights are based on industry standard proration agreements.

Passenger Revenue Passenger ticket sales are initially recorded as a component of Air traffic liability. Revenue derived from ticket sales is recognized at the time service is provided. However, due to various factors, including the complex pricing structure and interline agreements throughout the industry, certain amounts are recognized in revenue using estimates regarding both the timing of the revenue recognition and the amount of revenue to be recognized, including breakage. These estimates are generally based upon the evaluation of historical trends, including the use of regression analysis and other methods to model the outcome of future events based on the Company’s historical experience, and are recorded at the scheduled time of departure.

Various taxes and fees assessed on the sale of tickets to end customers are collected by the Company as an agent and remitted to taxing authorities. These taxes and fees have been presented on a net basis in the accompanying consolidated statement of operations and recorded as a liability until remitted to the appropriate taxing authority.

Frequent Flyer Program The estimated incremental cost of providing free travel awards is accrued for mileage credits earned by using American’s service that are expected to be redeemed in the future. American also accrues a frequent flyer liability for the mileage credits that are expected to be used for travel on participating airlines based on historical usage patterns and contractual rates. American sells mileage credits and related services to companies participating in its frequent flyer program. The portion of the revenue related to the sale of mileage credits, representing the revenue for air transportation sold, is valued at fair value and is deferred and amortized over 28 months, which approximates the expected period over which the mileage credits are used. Breakage of sold miles is recognized over the estimated period of usage. The remaining portion of the revenue, representing the marketing services sold and administrative costs associated with operating the AAdvantage program, is recognized upon sale as a component of Other revenues, as the related services have been provided. The Company’s total liability for future AAdvantage award redemptions for free, discounted or upgraded travel on American, American Eagle or participating airlines as well as unrecognized revenue from selling AAdvantage miles was approximately $1.7 billion (and is recorded as a component of Air traffic liability on the accompanying consolidated balance sheets) at December 31, 2012 and $1.6 billion as of December 31, 2011.

Income Taxes The Company generally believes that the positions taken on previously filed income tax returns are more likely than not to be sustained by the taxing authorities. The Company has recorded income tax and related interest liabilities where the Company believes its position may not be sustained or where the full income tax benefit will not be recognized. Thus, the effects of potential income tax benefits resulting from the Company’s unrecognized tax positions are not reflected in the tax balances of the financial statements. Recognized and unrecognized tax positions are reviewed and adjusted as events occur that affect the Company’s judgment about the recognizability of income tax benefits, such as lapsing of applicable statutes of limitations, conclusion of tax audits, release of administrative guidance, or rendering of a court decision affecting a particular tax position.

Advertising Costs The Company expenses on a straight-line basis the costs of advertising as incurred throughout the year. Advertising expense was $153 million for the year ended December 31, 2012, $186 million for the year ended December 31, 2011 and $165 million for the year ended December 31, 2010.

Subsequent Events In connection with preparation of the consolidated financial statements and in accordance U.S. GAAP, the Company evaluated subsequent events after the balance sheet date of December 31, 2012 and identified items as set forth in Note 17 to the consolidated financial statements.

3. Special Charges and Restructuring Activities

Employee Charges

The Company’s business plan as announced on February 1, 2012 contemplates, among other things, significantly reducing the number of positions. Based on agreements reached with various workgroups we now expect to reduce a total of approximately 10,500 positions. During the second quarter, the Company commenced both voluntary and involuntary employee separations from the Company. Consequently, during 2012, the Company recorded charges of approximately $361 million for severance related costs associated with the voluntary and involuntary reductions in certain work groups. The severance charges will be paid through the end of 2013.

Aircraft Charges

In connection with the Boeing and Airbus aircraft agreements entered into by American in the second quarter of 2011, and the Company’s anticipated acceleration of its fleet renewal and replacement plan, the Company recorded an impairment charge of $713 million in 2011 to write its Boeing 757 aircraft and certain related long-lived assets down to their estimated fair values. For further information regarding the Boeing and Airbus agreements, see Note 17 to the consolidated financial statements.

In 2008 and 2009, the Company announced capacity reductions due to unprecedented high fuel costs at that time and the other challenges facing the industry. In connection with these capacity reductions, the Company incurred special charges related to aircraft and certain other charges.

The following table summarizes the components of the Company’s special charges, the remaining accruals for these charges and the capacity reduction related charges (in millions) as of December 31, 2012:

	Aircraft Charges	Facility Exit Costs	Employee Charges	Total
Remaining accrual at January 1, 2010	$155	$20	$—	$175
Non-cash charges	—	—	—	—
Adjustments	(8)	11	—	3
Payments	(88)	(4)	—	(92)

Remaining accrual at December 31, 2010	$59	$27	$—	$86
Non-cash charges	(725)	1	—	(724)
Adjustments	751	(8)	—	743
Payments	(36)	(4)	—	(40)

Remaining accrual at December 31, 2011	$49	$16	$—	$65
Special charges	11	13	361	385
Non-cash charges	(11)	(13)	—	(24)
Adjustments	(47)	(11)	—	(58)
Payments	(2)	(1)	(169)	(172)

Remaining accrual at December 31, 2012	$—	$4	$192	$196

Cash outlays related to the accruals for facility exit costs will occur through 2017. However, these cash outlays could be modified in the Chapter 11 proceedings.

Other

As a result of the Terrorist Attacks and the subsequent liability protections provided for by the Air Transportation Safety and System Stabilization Act (the Stabilization Act), the Company recorded a liability for the Terrorist Attacks claims equal to the related insurance receivable due to American. The Stabilization Act provides that, notwithstanding any other provision of law, liability for all claims, whether compensatory or punitive, arising from the Terrorist Attacks, against any air carrier shall not exceed the liability coverage maintained by the air carrier. In the second quarter of 2011, the Company received $576 million in insurance proceeds as partial settlement of claims related to the Terrorist Attacks. The Company used these funds to pay a portion of its share of the associated liability. Reflecting this settlement, the remaining liability, and the amount of the offsetting receivable as of December 31, 2012, were each $1.1 billion.

4. Investments and Fair Value Measurements

Short-term investments consisted of (in millions):

	December 31,
	2012	2011
Overnight investments, time deposits and Repurchase agreements	$308	$131
Corporate and bank notes	2,121	1,808
U. S. government agency mortgages	545	502
U.S. government agency notes		—
Commingled funds	435	1,274
Other	3	3

	$3,412	$3,718

Short-term investments at December 31, 2012, by contractual maturity included (in millions):

Due in one year or less	$2,262
Due between one year and three years	605
Due after three years	545

$3,412

All short-term investments are classified as available-for-sale and stated at fair value. Unrealized gains and losses are reflected as a component of Accumulated other comprehensive income (loss).

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company’s short-term investments classified as Level 2 primarily utilize broker quotes in a non-active market for valuation of these securities. The Company’s fuel derivative contracts, which consist primarily of call options, collars (consisting of a purchased call option and a sold put option) and call spreads (consisting of a purchased call option and a sold call option), are valued using energy and commodity market data which is derived by combining raw inputs with quantitative models and processes to generate forward curves and volatilities. Heating oil, jet fuel and crude oil are the primary underlying commodities in the hedge portfolio. No changes in valuation techniques or inputs occurred during the year ended December 31, 2012.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

(in millions)	Fair Value Measurements as of December 31, 2012
	Total	Level 1	Level 2	Level 3
Description
Short-term investments[1,2]
Money market funds	$438	$438	$—	$—
Government agency investments	545	—	545	—
Repurchase agreements	304	—	304	—
Corporate obligations	1,519		1,519	—
Bank notes / Certificates of deposit / Time deposits	606		606	—

	3,412	438	2,974	—
Restricted cash and short-term investments[1]	850	850	—	—
Fuel derivative contracts, net[1]	65	—	65	—

Total	$4,327	$1,288	$3,039	$—

[1]

Unrealized gains or losses on short-term investments, restricted cash and short-term investments and derivatives qualifying for hedge accounting are recorded in Accumulated other comprehensive income (loss) at each measurement date.

[2]

The Company’s short-term investments mature in one year or less except for $200 million of Bank notes/Certificates of deposit/Time deposits, $545 million of U.S. Government agency investments and $405 million of Corporate obligations which have maturity dates exceeding one year.

No significant transfers between Level 1 and Level 2 occurred during the year ended December 31, 2012. The Company’s policy regarding the recording of transfers between levels is to record any such transfers at the end of the reporting period.

As of December 31, 2012, the Company had no exposure to European sovereign debt.

5. Commitments, Contingencies and Guarantees

Aircraft Acquisition Commitments

American had total aircraft acquisition commitments as of December 31, 2012 as follows:

		Boeing			Airbus
		737 Family	777-200ER	777-300ER	A320 Family	A320 NEO	Total
2013	Purchase	31	—	8	—	—	39
	Lease	—	—	—	20	—	20
2014	Purchase	5	1	5	—	—	11
	Lease	15	—	—	35	—	50
2015	Purchase		2	—	—	—	2
	Lease	20	—	—	30	—	50
2016	Purchase	—	2	—	—	—	2
	Lease	20	—	—	25	—	45
2017	Purchase	—	—	—	—	10	10
	Lease	20	—	—	20	—	40
2018 and beyond	Purchase	—	—	—	—	120	120
	Lease	—	—	—	—	—	—

Total	Purchase	36	5	13	—	130	184
	Lease	75	—	—	130	—	205

The assumption of certain agreements related to the Company’s aircraft commitments is subject to collaboration with the Company’s key stakeholders and, in some instances, approval of the Bankruptcy Court. The Company cannot predict what the outcome of these discussions and the Bankruptcy Court process will be.

As of December 31, 2012, and subject to assumption of certain of the related agreements, payments for the above purchase commitments and certain engines will approximate $2.1 billion in 2013, $1.0 billion in 2014, $314 million in 2015, $355 million in 2016, $745 million in 2017 and $6.6 billion for 2018 and beyond. These amounts are net of purchase deposits currently held by the manufacturers. American has granted Boeing a security interest in American’s purchase deposits with Boeing. The Company’s purchase deposits totaled $710 million as of December 31, 2012.

As of December 31, 2012, and subject to assumption of certain of the related agreements, total future lease payments for all leased aircraft, including aircraft not yet delivered, will approximate $727 million in 2013, $889 million in 2014, $1.1 billion in 2015, $1.4 billion in 2016, $1.6 billion in 2017 and $11.3 billion in 2018 and beyond. Certain leases provide for rent adjustments based on forumulae tied to changes in interest rates.

In February 2013, American entered into agreements with Boeing that provide for, among other things, the assumption and restructuring of certain existing aircraft purchase agreements, the entering into of a definitive purchase agreement with respect to Boeing 737 MAX aircraft, the confirmation of the purchase of the Boeing 787 aircraft (which previously had been subject to certain reconfirmation rights) and certain financing commitments. American also entered into an amendment to its agreement with Airbus S.A.S. in January 2013. The Bankruptcy Court approved assumption of these agreements, as amended, in January 2013. See Note 17 to the consolidated financial statements for further information regarding these agreements, including the changes to the Company’s aircraft acquisition commitments, payments and options.

In 2010, American and Japan Airlines (JAL) entered into a Joint Business Agreement (JBA) under which, amongst other things, American provided JAL a guarantee of certain minimum incremental revenue resulting from the successful operation of the joint business for the first three years following its implementation, subject to certain terms and conditions. The amount required to be paid by the Company under the guarantee in any one of such years may not exceed $100 million, and is reduced if capacity for one of such years is less than a defined base year period capacity. Based on current Trans-Pacific capacity, the guarantee in any one of such years may not exceed approximately $75 million. As of December 31, 2012, based on an expected probability model, American had recorded a guarantee liability that is not material.

The Company has contracts related to facility construction or improvement projects, primarily at airport locations. The contractual obligations related to these projects totaled approximately $79 million as of December 31, 2012. The Company expects to make payments on these obligations of $52 million, $10 million, and $17 million, in 2013, 2014, and 2015, respectively. In addition, the Company has an information technology support related contract that requires minimum annual payments of $80 million in 2013 and declining to $70 million in 2014 through 2019.

Capacity Purchase Agreements with Third Party Regional Airlines

On September 11, 2012, American entered into capacity purchase agreements with SkyWest Airlines, Inc. (SkyWest) and with ExpressJet Airlines, Inc. (ExpressJet), both wholly owned subsidiaries of SkyWest, Inc., to provide 50-seat regional jet feed. Both airlines will operate the services under the American Eagle brand. SkyWest began service from Los Angeles International Airport on November 15, 2012, and ExpressJet is scheduled to begin service from Dallas-Ft. Worth International Airport on February 14, 2013. In addition, Chautauqua continued to operate under the brand AmericanConnection® during 2012 under a capacity purchase agreement with American, which capacity purchase agreement was extended on November 1, 2012 to provide that Chautauqua will continue to operate in the American network into 2014.

As of December 31, 2012, American’s capacity purchase agreements with third party regional airlines had expiration dates ranging from 2014 to 2017, with rights of American to extend the respective terms of each agreement. See Item 2, “Properties” for information on the aircraft contractually obligated to American under such capacity purchase agreements with third party regional airlines.

Under these agreements, the third party regional airlines operate certain of their aircraft using American’s flight designator codes, and American controls the scheduling, pricing, reservations, ticketing and seat inventories of those aircraft and retains all revenues associated with revenue flights by those aircraft. American pays the third party regional airlines an amount, as defined in the applicable agreement, based on the airlines’ costs of operating those flights and other factors intended to approximate market rates for those services.

As of December 31, 2012, American’s minimum fixed obligations under its capacity purchase agreements with third party regional airlines were approximately $249 million in 2013, $188 million in 2014, $179 million in 2015, $170 million in 2016, $11 million in 2017 and $0 million in 2018 and beyond. These obligations contemplate minimum levels of flying by the third party airlines under the respective agreements and also reflect assumptions regarding certain costs associated with the minimum levels of flying such as the cost of fuel, insurance, catering, property tax and landing fees. Accordingly, actual payments under these agreements could differ materially from the minimum fixed obligations set forth above.

If American terminates the Chautauqua contract without cause, Chautauqua has the right to put its 15 Embraer aircraft to American. If this were to happen, American would take possession of the aircraft and become liable for lease obligations totaling approximately $20 million per year with lease expirations in 2018 and 2019.

See Note 17 for additional information on the Company’s capacity purchase agreements.

Other

The Company is a party to many routine contracts in which it provides general indemnities in the normal course of business to third parties for various risks. The Company is not able to estimate the potential amount of any liability resulting from the indemnities. These indemnities are discussed in the following paragraphs.

In its aircraft financing agreements, the Company generally indemnifies the financing parties, trustees acting on their behalf and other relevant parties against liabilities (including certain taxes) resulting from the financing, manufacture, design, ownership, operation and maintenance of the aircraft regardless of whether these liabilities (or taxes) relate to the negligence of the indemnified parties.

The Company’s loan agreements and other London Interbank Offered Rate (LIBOR)-based financing transactions (including certain leveraged aircraft leases) generally obligate the Company to reimburse the applicable lender for incremental costs due to a change in law that imposes (i) any reserve or special deposit requirement against assets of, deposits with or credit extended by such lender related to the loan, (ii) any tax, duty or other charge with respect to the loan (except standard income tax) or (iii) capital adequacy requirements. In addition, the Company’s loan agreements, derivative contracts and other financing arrangements typically contain a withholding tax provision that requires the Company to pay additional amounts to the applicable lender or other financing party, generally if withholding taxes are imposed on such lender or other financing party as a result of a change in the applicable tax law.

These increased cost and withholding tax provisions continue for the entire term of the applicable transaction, and there is no limitation on the maximum additional amounts the Company could be obligated to pay under such provisions. Any failure to pay amounts due under such provisions generally would trigger an event of default and, in a secured financing transaction, would entitle the lender to foreclose on the collateral to realize the amount due.

In certain transactions, including certain aircraft financing leases and loans and derivative transactions, the lessors, lenders and/or other parties have rights to terminate the transaction based on changes in foreign tax law, illegality or certain other events or circumstances. In such a case, the Company may be required to make a lump sum payment to terminate the relevant transaction.

The Company has general indemnity clauses in many of its airport and other real estate leases where the Company as lessee indemnifies the lessor (and related parties) against liabilities related to the Company’s use of the leased property. Generally, these indemnifications cover liabilities resulting from the negligence of the indemnified parties, but not liabilities resulting from the gross negligence or willful misconduct of the indemnified parties. In addition, the Company provides environmental indemnities in many of these leases for contamination related to the Company’s use of the leased property.

Under certain contracts with third parties, the Company indemnifies the third party against legal liability arising out of an action by the third party, or certain other parties. The terms of these contracts vary and the potential exposure under these indemnities cannot be determined. The Company has liability insurance protecting the Company for some of the obligations it has undertaken under these indemnities.

AMR and American have event risk covenants in approximately $497 million of indebtedness and operating leases as of December 31, 2012. These covenants permit the holders of such obligations to receive a higher rate of return (between 100 and 600 basis points above the stated rate) if a designated event, as defined, should occur and the credit ratings of such obligations are downgraded below certain levels within a certain period of time. No designated event, as defined, had occurred as of December 31, 2012.

The Company is involved in certain claims and litigation related to its operations. The Company is also subject to regulatory assessments in the ordinary course of business. AMR establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In the opinion of management, liabilities, if any, arising from these regulatory matters, claims and litigation will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows, after consideration of available insurance.

In the fourth quarter of 2012, the Company entered into a settlement agreement resolving a commercial dispute. The settlement agreement includes two elements which were valued at relative fair value and will be recognized when earned. The Company determined that the settlement includes a litigation gain of $280 million, which was valued using future cash flows and recognized in the fourth quarter of 2012. The settlement also includes an incentive which is contingent upon signing a future contract and will be recognized over the term of the future contract, when and if signed.

As a result of the filing of the Chapter 11 Cases, attempts to prosecute, collect, secure or enforce remedies with respect to prepetition claims against the Debtors are subject to the automatic stay provisions of section 362(a) of the Bankruptcy Code, except in such cases where the Bankruptcy Court has entered an order modifying or lifting the automatic stay. Notwithstanding the general application of the automatic stay described above, governmental authorities, both domestic and foreign, may determine to continue actions brought under their regulatory powers. Therefore, the automatic stay may have no effect on certain matters, and the Debtors cannot predict the impact, if any, that its Chapter 11 Cases might have on its commitments and obligations.

6. Leases

AMR’s subsidiaries lease various types of equipment and property, primarily aircraft and airport facilities. As allowed under section 365 and other relevant sections of the Bankruptcy Code, the Debtors may assume, assume and assign, or reject certain executory contracts and unexpired leases, including, without limitation, leases of real property, aircraft, and aircraft engines, subject to the approval of the Bankruptcy Court and other conditions, including compliance with section 1110 with respect to aircraft and aircraft-related assets. As of December 31, 2012, the Company has made substantial progress in reducing its cost structure, including by improving certain of the financial terms of its lease agreements, including many related to aircraft and real property leases. These agreements on improved terms are generally subject to certain conditions, including in some cases reaching agreement on definitive documents and the Company’s successful emergence from the Chapter 11 Cases. The Company’s liabilities pertaining to leases may still change significantly in the future as differences between amounts scheduled by the Debtors and claims by creditors are investigated. See Note 1 to the consolidated financial statements for further information on the Company’s Chapter 11 process, including the section 365 process and the magnitude of potential claims.

The future minimum lease payments required under capital leases, together with the present value of such payments, and future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2012, were (in millions):

	Capital Leases		Operating Leases
Year Ending December 31,
2013	$82		$1,033
2014	69		962
2015	63		892
2016	56		816
2017	52		777
2018 and thereafter	360		4,531

	$682		$9,011	(2)

Less amount representing interest	251

Present value of net minimum lease payments	$431	(1)

(1)	As of December 31, 2012, included in Liabilities Subject to Compromise on the accompanying consolidated balance sheet is approximately $19 million relating to ground capital leases.
(2)

As of December 31, 2012, $201 million and $160 million are included on the accompanying balance sheet in Liabilities Subject to Compromise and Accrued liabilities and other liabilities and deferred credits, respectively, relating to rent expense being recorded in advance of future operating lease payments.

American has entered into sale-leaseback arrangements with certain leasing companies to finance 26 Boeing 737-800 scheduled to be delivered from January 2013 through 2014 and one Boeing 777-300ER aircraft scheduled to be delivered in 2013. The financings of each aircraft under these arrangements are subject to certain terms and conditions. In addition, in some instances, they are also subject to collaboration with the Creditors’ Committee and other key stakeholders and to the approval of the Bankruptcy Court.

During 2012, American financed 30 Boeing 737-800 and two 777-300ER aircraft under sale-leaseback arrangements, which are accounted for as operating leases. These sale-leaseback transactions resulted in gains which are being amortized over the respective remaining lease terms. During 2011, the Company incurred approximately $31 million in non-recurring non-cash charges related to certain sale-leaseback transactions. During 2010, the Company financed 36 deliveries of Boeing 737-800 aircraft through sale-leaseback transactions resulting in gains which are being amortized over the respective remaining lease terms.

At December 31, 2012, the Company was operating 215 jet aircraft and nine turboprop aircraft under operating leases and 33 jet aircraft under capital leases. Leases can generally be renewed at rates based on fair market value at the end of the lease term for a number of additional years.

Special facility revenue bonds have been issued by certain municipalities primarily to improve airport facilities and purchase equipment. To the extent these transactions were committed to prior to May 21, 1998, they are accounted for as operating leases under U.S. GAAP. In accordance with various orders of the Bankruptcy Court, special facility revenue bond claims (totaling approximately $1.1 billion) in connection with the Alliance Airport, Dallas-Fort Worth International Airport and Luis Munoz Marin International Airport in San Juan are expected to be treated as general unsecured claims. Approximately $486 million of the special facility revenue bonds that had not been compromised as of December 31, 2012 (with total future payments of approximately $822 million as of December 31, 2012) are guaranteed by American, AMR, or both. Approximately $112 million of these special facility revenue bonds contain mandatory tender provisions that require American to make operating lease payments sufficient to repurchase the bonds in 2014. Although American has the right to remarket the bonds, there can be no assurance that these bonds will be successfully remarketed. Any payments to redeem or purchase bonds that are not remarketed would generally reduce existing rent leveling accruals or be considered prepaid facility rentals and would reduce future operating lease commitments. The special facility revenue bonds that contain mandatory tender provisions are listed in the table above at their ultimate maturity date rather than their mandatory tender provision date.

Rent expense, excluding landing fees, was $1.4 billion, $1.6 billion and $1.5 billion in 2012, 2011 and 2010, respectively.

American has determined that it holds a significant variable interest in, but is not the primary beneficiary of, certain trusts that are the lessors under 19 of its aircraft operating leases. These leases contain a fixed price purchase option, which allows American to purchase the aircraft at a predetermined price on a specified date. However, American does not guarantee the residual value of the aircraft. As of December 31, 2012, future lease payments required under these leases totaled $98 million.

7. Indebtedness

Long-term debt classified as not subject to compromise consisted of (in millions):

	December 31, 2012	December 31, 2011
Secured variable and fixed rate indebtedness due through 2023 (effective rates from 1.00%—13.00% at December 31, 2012)	$3,297	$2,952
Enhanced equipment trust certificates due through 2021 (rates from 5.10%—10.375% at December 31, 2012)	1,741	1,942
6.00%—8.50% special facility revenue bonds due through 2036	1,313	1,436
7.50% senior secured notes due 2016	1,000	1,000
AAdvantage Miles advance purchase (net of discount of $53 million) (effective rate 8.3%)	772	890
6.25% senior convertible notes due 2014	—	—
9.0%—10.20% debentures due through 2021	—	—
7.88%—10.55% notes due through 2039	—	—

	8,123	8,220
Less current maturities	1,388	1,518

Long-term debt, less current maturities	$6,735	$6,702

The financings listed in the table above are considered not subject to compromise. For information regarding the liabilities subject to compromise, see Note 1 and Note 8 to the consolidated financial statements.

The Company’s future long-term debt and operating lease payments have changed as its ordered aircraft are delivered and such deliveries have been financed. As of December 31, 2012, maturities of long-term debt (including sinking fund requirements) for the next five years are:

Years Ending December 31 (in millions)	Principal Not Subject to Compromise	Principal Subject to Compromise	Total Principal Amount
2013	$ 1,388	$ 177	$ 1,565
2014	857	612	1,469
2015	758	6	764
2016	1,751	66	1,817
2017	492	42	534

Principal Not Subject to Compromise and Subject to Compromise includes payments not made due to the Chapter 11 Cases of $451 million and $135 million respectively.

As of December 31, 2012, AMR had issued guarantees covering approximately $1.5 billion of American’s tax-exempt bond debt (and interest thereon) and $4.2 billion of American’s secured debt (and interest thereon). American had issued guarantees covering approximately $842 million of AMR’s unsecured debt (and interest thereon). AMR also guarantees $6.3 million of American’s leases of certain Super ATR aircraft and certain Embraer RJ-135 aircraft, which are subleased to AMR Eagle.

During 2012, the Company entered into a series of agreements with the lender with respect to its 216 Embraer RJ aircraft and certain other interested parties pursuant to which the Company (i) surrendered 18 Embraer RJ 135 aircraft on June 21, 2012, (ii) subject to certain conditions (including reaching agreement on definitive documentation), will restructure the mortgage debt encumbering 59 Embraer 140 aircraft and 68 Embraer 145 aircraft and (iii) transferred and leased back its remaining 21 Embraer RJ 135 aircraft. The debt encumbering 50 Embraer 145 aircraft will not be reduced. The Company’s entry into these transactions was approved by the

Bankruptcy Court on November 8, 2012. The modifications to the financing arrangement for the Embraer RJ-140, RJ-145, and RJ-135 aircraft meet the definition of troubled debt restructurings per ASC 470-60 “Troubled Debt Restructurings by Debtors”, and resulted in a gain of approximately $380 million, or $1.13 gain per share, offset by estimated claims filed by the creditor of approximately $592 million and a loss on the asset transfer of approximately $64 million. The estimated net loss of $276 million is included as a component of reorganization items, net.

On January 25, 2011, American closed on a $657 million offering of Class A and Class B Pass Through Trust Certificates, Series 2011-1 (the 2011-1 Certificates). Interest of 5.25% and 7.00% per annum on the issued and outstanding Series A equipment notes and Series B equipment notes, respectively, will be payable semiannually on January 31 and July 31 of each year, commencing on July 31, 2011, and principal on such equipment notes is scheduled for payment on January 31 and July 31 of certain years, commencing on July 31, 2011. The payment obligations of American under the equipment notes are fully and unconditionally guaranteed by AMR. All proceeds from the sale of the Series 2011-1 Certificates have been received by American.

In March 2011, American issued $1.0 billion aggregate principal amount of senior secured notes due 2016 (the Senior Secured Notes) guaranteed by the Company. The Senior Secured Notes bear interest at a rate of 7.50% per annum, payable semi-annually on March 15 and September 15 of each year, beginning September 15, 2011. As is customary for financings of this nature, the indebtedness evidenced by the Senior Secured Notes may be accelerated upon the occurrence of events of default under the related indenture. The Senior Secured Notes are senior secured obligations of American and are unconditionally guaranteed on an unsecured basis by the Company. Subject to certain limitations and exceptions, the Senior Secured Notes are secured by certain route authorities, airport landing and takeoff slots, and rights to use or occupy space in airport terminals, in each case that American uses to operate non-stop services between certain airports in the United States and London’s Heathrow Airport, and between certain airports in the United States and certain airports in Japan and China.

American, at its option, may redeem some or all of the Senior Secured Notes at any time on or after March 15, 2013, at specified redemption prices, plus accrued and unpaid interest, if any. In addition, at any time prior to March 15, 2013, American, at its option, may redeem some or all of the Senior Secured Notes at a redemption price equal to 100% of their principal amount plus a “make-whole” premium and accrued and unpaid interest, if any. In addition, at any time prior to March 15, 2014, American, at its option, may redeem (1) up to 35% of the aggregate principal amount of the Senior Secured Notes with the proceeds of certain equity offerings at a redemption price of 107.5% of their principal amount, plus accrued and unpaid interest, if any, and (2) during any 12-month period, up to 10% of the original aggregate principal amount of the Senior Secured Notes at a redemption price of 103% of their principal amount, plus accrued and unpaid interest, if any. If American sells certain assets or if a “change of control” (as defined in the indenture) occurs, American must offer to repurchase the Senior Secured Notes at prices specified in the indenture.

The indenture for the Senior Secured Notes includes covenants that, among other things, limit the ability of the Company and its subsidiaries to merge, consolidate, sell assets, incur additional indebtedness, issue preferred stock, make investments and pay dividends.

On October 4, 2011, American closed on a $726 million offering of Class A Pass Through Trust Certificates, Series 2011-2 (the 2011-2 Certificates). Interest of 8.625% per annum on the issued and outstanding 2011-2 Certificates will be payable semiannually on April 15 and October 15 of each year, commencing on April 15, 2012, and principal on such equipment notes is scheduled for payment on April 15 and October 15 of certain years, commencing on April 15, 2012. The payment obligations of American under the equipment notes are fully and unconditionally guaranteed by AMR. All proceeds from the sale of the Series 2011-2 Certificates have been received by American.

In 2009, American entered into an arrangement under which Citibank paid to American $1 billion in order to pre-purchase AAdvantage Miles (the Advance Purchase Miles) under American’s AAdvantage frequent flier loyalty program (the Advance Purchase). Approximately $890 million of the Advance Purchase proceeds was accounted for as a loan from Citibank with the remaining $110 million recorded as Deferred Revenue in Other liabilities and deferred credits.

To effect the Advance Purchase, American and Citibank entered into an Amended and Restated AAdvantage Participation (as so amended and restated, the Amended Participation Agreement). Under the Amended Participation Agreement, American agreed that it would apply in equal monthly installments, over a five year period beginning on January 1, 2012, the Advance Purchase Miles to Citibank cardholders’ AAdvantage accounts.

Pursuant to the Advance Purchase, Citibank has been granted a first-priority lien on certain of American’s AAdvantage program assets, and a second lien on the collateral that secures the Senior Secured Notes. Commencing on December 31, 2011, American has the right to repurchase, without premium or penalty, any or all of the Advance Purchase Miles that have not then been posted to Citibank cardholders’ accounts. American is also obligated, in certain circumstances (including certain specified termination events under the Amended Participation Agreement, certain cross defaults and cross acceleration events, and if any Advance Purchase Miles remain at the end of the term) to repurchase for cash all of the Advance Purchase Miles that have not then been used by Citibank.

The Amended Participation Agreement includes provisions that grant Citibank the right to use Advance Purchase Miles on an accelerated basis under specified circumstances. American also has the right under certain circumstances to release, or substitute other comparable collateral for, the Heathrow and Narita route and slot related collateral.

At December 31, 2012, the Company had outstanding $460 million principal amount of its 6.25 percent senior convertible notes due 2014, which is classified as liabilities subject to compromise (see Note 1 to the consolidated financial statements). Each note is convertible by holders into shares of AMR common stock at an initial conversion rate of 101.0101 shares per $1000 principal amount of notes (which represents an equivalent initial conversion price of approximately $9.90 per share), subject to adjustment upon the occurrence of certain events, at any time prior to the close of business on the business day immediately preceding the maturity date of the notes. The Company must pay the conversion price of the notes in common stock. If the holders of the notes do not convert prior to maturity, the Company will retire the debt in cash. These notes are guaranteed by American. In the case of the Senior Secured Notes, an additional alternative is to pay a higher rate of interest on such notes until such time, if any, as the loan to value ratio is below the specified threshold.

Certain of American’s debt financing agreements contain loan to value ratio covenants and require American to periodically appraise the collateral. Pursuant to such agreements, if the loan to value ratio exceeds a specified threshold, American is required, as applicable, to subject additional qualifying collateral (which in some cases may include cash collateral), or pay down such financing, in whole or in part, with premium (if any), or pay additional interest on the related indebtedness, as described below.

Specifically, American is required to meet certain collateral coverage tests on a periodic basis on two financing transactions: (1) 10.5% $450 million Senior Secured Notes due 2012 (the 10.5% Notes) and (2) Senior Secured Notes, as described below:

	(1) 10.5% Notes			(2) Senior Secured Notes

Frequency of Appraisals	Semi-Annual (April and October, ending April 2011)			Semi-Annual (June and December)

LTV Requirement	43%; failure to meet collateral test requires posting of additional collateral	1.5x Collateral valuation to
amount of debt outstanding
(67% LTV); failure to meet
collateral test results in
American paying 2% additional
interest until the ratio is at least
1.5x; additional collateral can be
				posted to meet this requirement

LTV as of Last Measurement Date	47.5%		%	38.8%

	143 aircraft consisting of:

	Type	# of Aircraft		Generally, certain route authorities, take-off and landing slots, and rights to airport facilities used by American to operate certain services between the U.S. and London Heathrow, Tokyo Narita/Haneda, and China
Collateral Description	MD-80	74
	B757-200	41
	B767-200ER	3
	B767-300ER	25
	TOTAL	143

At December 31, 2012, the Company was in compliance with the most recently completed collateral coverage tests for the Senior Secured Notes. As of December 31, 2012, American had $41 million of cash collateral posted with respect to the 10.5% Notes but was not in compliance with the most recently completed collateral coverage test for that transaction. The Company has not remedied its non-compliance with that test due to the ongoing Chapter 11 Cases. On October 1, 2012, the indebtedness underlying the 2005 Spare Engine EETC with respect to which American was required to comply with a collateral coverage test was paid in full, so American is no longer required to comply with a collateral coverage test for that transaction.

Cash payments for interest, net of capitalized interest, were $485 million, $747 million and $735 million for 2012, 2011 and 2010, respectively.

Almost all of the Company’s aircraft assets (including aircraft and aircraft-related assets eligible for the benefits of section 1110 of the Bankruptcy Code) are encumbered, and the Company has a very limited quantity of assets which could be used as collateral in financing.

The Chapter 11 Cases triggered defaults on substantially all debt and lease obligations of the Debtors. However, under section 362 of the Bankruptcy Code, the commencement of a Chapter 11 case automatically stays most creditor actions against the Debtors’ estates.

The Debtors cannot predict the impact, if any, that the Chapter 11 Cases might have on these obligations. For further information regarding the Chapter 11 Cases, see Note 1 to the consolidated financial statements.

8. Financial Instruments and Risk Management

Fuel Price Risk Management As part of the Company’s risk management program, it uses a variety of financial instruments, primarily heating oil, jet fuel, and Brent crude option and collar contracts, as cash flow hedges to mitigate commodity price risk. The Company does not hold or issue derivative financial instruments for trading purposes. As of December 31, 2012, the Company had fuel derivative contracts outstanding covering 16 million barrels of jet fuel that will be settled over the next twelve months. A deterioration of the Company’s liquidity position and its Chapter 11 filing may negatively affect the Company’s ability to hedge fuel in the future.

In accordance with U.S. GAAP, the Company assesses, both at the inception of each hedge and on an ongoing basis, whether the derivatives that are used in its hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. Derivatives that meet the requirements are granted special hedge accounting treatment, and the Company’s hedges generally meet these requirements. Accordingly, the Company’s fuel derivative contracts are accounted for as cash flow hedges, and the fair value of the Company’s hedging contracts is recorded in Current Assets or Current Liabilities in the accompanying consolidated balance sheets until the underlying jet fuel is purchased. The Company determines the ineffective portion of its fuel hedge contracts by comparing the cumulative change in the total value of the fuel hedge contract, or group of fuel hedge contracts, to the cumulative change in a hypothetical jet fuel hedge. If the total cumulative change in value of the fuel hedge contract more than offsets the total cumulative change in a hypothetical jet fuel hedge, the difference is considered ineffective and is immediately recognized as a component of Aircraft fuel expense. Effective gains or losses on fuel hedging contracts are deferred in Accumulated other comprehensive income (loss) and are recognized in earnings as a component of Aircraft fuel expense when the underlying jet fuel being hedged is used.

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in crude oil or other crude oil related commodities. In assessing effectiveness, the Company uses a regression model to determine the correlation of the change in prices of the commodities used to hedge jet fuel (e.g., NYMEX Heating oil) to the change in the price of jet fuel. The Company also monitors the actual dollar offset of the hedges’ market values as compared to hypothetical jet fuel hedges. The fuel hedge contracts are generally deemed to be “highly effective” if the R-squared is greater than 80 percent and dollar offset correlation is within 80 percent to 125 percent. The Company discontinues hedge accounting prospectively if it determines that a derivative is no longer expected to be highly effective as a hedge or if it decides to discontinue the hedging relationship. Subsequently, any changes in the fair value of these derivatives are marked to market through earnings in the period of change.

For the years ended December 31, 2012, 2011 and 2010, the Company recognized net gains/(losses) of approximately $4 million, $335 million and $(142) million, respectively, as a component of Aircraft fuel expense on the accompanying consolidated statements of operations related to its fuel hedging agreements, including the ineffective portion of the hedges. The net fair value of the Company’s fuel hedging agreements at December 31, 2012 and 2011, representing the amount the Company would receive upon termination of the agreements (net of settled contract assets), totaled $62 million and $80 million, respectively. As of December 31, 2012, the Company estimates that during the next twelve months it will reclassify from Accumulated other comprehensive income/(loss) into earnings approximately $15 million in net gains (based on prices as of December 31, 2012) related to its fuel derivative hedges.

The impact of cash flow hedges on the Company’s consolidated financial statements for the years ending December 31, 2012 and 2011, respectively, is depicted below (in millions):

Fair Value of Aircraft Fuel Derivative Instruments (all cash flow hedges)

Asset Derivatives as of December 31,				Liability Derivatives as of December 31,
2012		2011		2012		2011
Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Fuel derivative contracts	$ 65	Fuel derivative contracts	$ 97	Accrued liabilities	$ —	Accrued liabilities	$ 2

Effect of Aircraft Fuel Derivative Instruments on Statements of Operations (all cash flow hedges)

Amount of Gain (Loss) Recognized in OCI on Derivative[1]		Location of Gain (Loss) Reclassified from Accumulated OCI into Income[1]	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income[1]		Location of Gain (Loss) Recognized in Income on Derivative[2]	Amount of Gain (Loss) Recognized in Income on Derivative[2]
2012	2011		2012	2011		2012	2011
$12	$190	Aircraft Fuel	$(3)	$313	Aircraft Fuel	$(1)	$28

[1]	Effective portion of gain (loss)
[2]	Ineffective portion of gain (loss)

The Company is also exposed to credit losses in the event of non-performance by counterparties to these financial instruments, and although no assurances can be given, the Company does not expect any of the counterparties to fail to meet its obligations. The credit exposure related to these financial instruments is represented by the fair value of contracts with a positive fair value at the reporting date, reduced by the effects of master netting agreements. To manage credit risks, the Company selects counterparties based on credit ratings, limits its exposure to a single counterparty under defined guidelines, and monitors the market position of the program and its relative market position with each counterparty. The Company also maintains industry-standard security agreements with a number of its counterparties which may require the Company or the counterparty to post collateral if the value of selected instruments exceed specified mark-to-market thresholds or upon certain changes in credit ratings.

As of December 31, 2012, the Company had posted cash collateral of approximately $0.6 million which is included in other assets.

Fair Values of Financial Instruments The fair values of the Company’s long-term debt classified as Level 2 were estimated using quoted market prices or discounted cash flow analyses, based on the Company’s current estimated incremental borrowing rates for similar types of borrowing arrangements. All of the Company’s long term debt not classified as subject to compromise is classified as Level 2.

The carrying value and estimated fair values of the Company’s long-term debt, including current maturities, not classified as subject to compromise, were (in millions):

	December 31, 2012		December 31, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Secured variable and fixed rate indebtedness	$3,297	$3,143	$2,952	$2,647
Enhanced equipment trust certificates	1,741	1,811	1,942	1,927
6.0%—8.5% special facility revenue bonds	1,313	1,308	1,436	1,230
7.50% senior secured notes	1,000	1,074	1,000	711
AAdvantage Miles advance purchase	772	779	890	902
6.25% senior convertible notes	—	—	—	—
9.0%—10.20% debentures	—	—	—	—
7.88%—10.55% notes	—	—	—	—

	$8,123	$8,115	$8,220	$7,417

The carrying value and estimated fair value of the Company’s long-term debt, including current maturities, classified as subject to compromise, were (in millions):

	December 31, 2012		December 31, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Secured variable and fixed rate indebtedness	$172	$154	$1,456	$1,123
Enhanced equipment trust certificates	—	—	—	—
6.0%—8.5% special facility revenue bonds	186	186	186	37
7.50% senior secured notes	—	—	—	—
AAdvantage Miles advance purchase	—	—	—	—
6.25% senior convertible notes	460	400	460	101
9.0%—10.20% debentures	214	112	214	46
7.88%—10.55% notes	166	33	166	34

	$1,198	$885	$2,482	$1,341

All of the Company’s long term debt classified as subject to compromise is classified as Level 2.

9. Income Taxes

The significant components of the income tax provision (benefit) were (in millions):

	Year Ended December 31,
	2012	2011	2010
Current	$—	$(25)	$(5)
Deferred	(569)	25	(30)

Income tax benefit	$(569)	$—	$(35)

The income tax expense (benefit) differed from amounts computed at the statutory federal income tax rate as follows (in millions):

	Year Ended December 31,
	2012	2011	2010
Statutory income tax provision expense/(benefit)	$(857)	$(691)	$(177)
State income tax expense/(benefit), net of federal tax effect	(32)	(37)	(1)
Meal expense	7	8	7
Bankruptcy administration expenses	26	—	—
Change in valuation allowance	839	705	121
Tax benefit resulting from OCI allocation	(569)	—	—
Other, net	17	15	15

Income tax benefit	$(569)	$—	$(35)

The Company recorded a $569 million non-cash income tax benefit from continuing operations during the fourth quarter of 2012. Under current accounting rules, the Company is required to consider all items (including items recorded in other comprehensive income) in determining the amount of tax benefit that results from a loss from continuing operations and that should be allocated to continuing operations. As a result, the Company recorded a tax benefit on the loss from continuing operations for the year, which will be exactly offset by income tax expense on other comprehensive income. However, while the income tax benefit from continuing operations is reported on the income statement, the income tax expense on other comprehensive income is recorded directly to Accumulated other comprehensive income, which is a component of stockholders’ equity. Because the income tax expense on other comprehensive income is equal to the income tax benefit from continuing operations, the Company’s year-end net deferred tax position is not impacted by this tax allocation.

The change in the valuation allowance reflects the recording by the Company in 2010 of an income tax expense credit of approximately $30 million resulting from the Company’s elections under applicable sections of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 and the Housing and Economic Recovery Act of 2008 (as extended by the American Recovery and Reinvestment Act of 2009), allowing corporations to accelerate utilization of certain research and alternative minimum tax (AMT) credit carryforwards in lieu of applicable bonus depreciation on certain qualifying capital investments. These provisions were extended by passage of the American Taxpayer Relief Act of 2012, providing the potential for the Company to realize up to an additional $22 million in credits during 2013.

In addition to the changes in the valuation allowance from operations described in the table above, the valuation allowance was also impacted by the changes in the components of Accumulated other comprehensive income (loss), described in Note 13 to the consolidated financial statements. The total increase in the valuation allowance was $263 million, $1.2 billion, and $121 million in 2012, 2011, and 2010, respectively.

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion, or all of its deferred tax assets, will not be realized. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion, or all of the deferred tax assets, will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income (including reversals of deferred tax liabilities) during the periods in which those temporary differences will become deductible.

The components of AMR’s deferred tax assets and liabilities were (in millions):

	December 31,
	2012	2011
Deferred tax assets:
Postretirement benefits other than pensions	$440	$1,074
Rent expense	127	325
Alternative minimum tax credit carryforwards	367	367
Operating loss carryforwards	2,256	2,389
Pensions	2,455	2,341
Frequent flyer obligation	657	681
Gains from lease transactions	6	28
Reorganization items	864	—
Other	754	681

Total deferred tax assets	7,926	7,886
Valuation allowance	(4,411)	(4,148)

Net deferred tax assets	3,515	3,738

Deferred tax liabilities:
Accelerated depreciation and amortization	(3,318)	(3,543)
Other	(197)	(195)

Total deferred tax liabilities	(3,515)	(3,738)

Net deferred tax asset	$—	$—

At December 31, 2012, the Company had available for federal income tax purposes an AMT credit carryforward of approximately $367 million, which is available for an indefinite period, and federal net operating losses of approximately $6.6 billion for regular tax purposes, which will expire, if unused, beginning in 2022. These net operating losses include an unrealized benefit of approximately $666 million related to the implementation of share-based compensation accounting guidance that will be recorded in equity when realized. The Company had available for state income tax purposes net operating losses of $3.6 billion, which expire, if unused, in years 2013 through 2027. The amount that will expire in 2013 is $105 million if not used.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company’s 2004 through 2011 tax years are still subject to examination by the Internal Revenue Service. Various state and foreign jurisdiction tax years remain open to examination and the Company is under examination, in administrative appeals, or engaged in tax litigation in certain jurisdictions. The Company believes that the effect of any additional assessment(s) will be immaterial to its consolidated financial statements.

Cash payments (refunds) for income taxes were $6 million, $1 million and $(32) million for 2012, 2011 and 2010, respectively.

Under special tax rules (the Section 382 Limitation), cumulative stock ownership changes among material shareholders exceeding 50 percent during a rolling three year period can potentially limit a company’s future use of net operating losses and tax credits. See discussion under Item 1A, “Risk Factors—Chapter 11 Reorganization Risks” regarding the potential impact of these rules on the company’s utilization of its net operating losses.

The Company has an unrecognized tax benefit of approximately $6 million, which did not change during the twelve months ended December 31, 2012. Changes in the unrecognized tax benefit have no impact on the effective tax rate due to the existence of the valuation allowance. Accrued interest on tax positions is recorded as a component of interest expense but was not significant at December 31, 2012.

The reconciliation of the beginning and ending amounts of unrecognized tax benefit are (in millions):

	2012	2011
Unrecognized Tax Benefit at January 1	$6	$6
No Activity	—	—

Unrecognized Tax Benefit at December 31	$6	$6

The Company estimates that the unrecognized tax benefit will not significantly change within the next twelve months.

10. Share Based Compensation

Prior to the Petition Date, the Company adopted certain plans which provide for the issuance of common stock in connection with the exercise of stock options and for other stock-based awards. AMR has granted stock compensation under three plans: the 1998 Long Term Incentive Plan (the 1998 Plan), the 2003 Employee Stock Incentive Plan (the 2003 Plan) and the 2009 Long Term Incentive Plan (the 2009 Plan). Collectively, the 1998 Plan and the 2009 Plan are referred to as the LTIP Plans.

The Company believes that all of its stock options could be cancelled as part of its emergence from Chapter 11. The following includes additional information about these plans as of December 31, 2012. No awards were made under the Company’s plans in 2012, and it is expected that no future awards will be made under these existing plans.

Under the LTIP Plans, officers and key people of AMR and its subsidiaries were granted certain types of stock or performance based awards. At December 31, 2012, the Company had stock option awards, stock appreciation right (SAR) awards, performance share awards, deferred share awards and other awards outstanding under these plans. The total number of common shares authorized for distribution under the 1998 Plan and the 2009 Plan is 23,700,000 and 4,000,000 shares, respectively. The 1998 Plan expired by its terms in 2008.

The Company established the 2003 Plan to provide equity awards to employees. Under the 2003 Plan, employees may be granted stock options, restricted stock and deferred stock. At December 31, 2012, the Company had stock options and deferred awards outstanding under this plan. The total number of shares authorized for distribution under the 2003 Plan is 42,680,000 shares.

In 2012, 2011 and 2010 the total charge for share-based compensation expense included in Wages, salaries and benefits expense was $29 million, $40 million and $53 million, respectively. In 2012, 2011 and 2010, the amount of cash used to settle equity instruments granted under share-based compensation plans was $0 million, $2 million and $2 million, respectively.

Stock Options/SARs During 2006, the AMR Board of Directors approved an amendment covering all of the outstanding stock options previously granted under the 1998 Plan. The amendment added to each of the outstanding options an additional SAR in tandem with each of the then outstanding stock options. The addition of the SAR did not impact the fair value of the stock options, but simply allowed the Company to settle the exercise of the option by issuing the net number of shares equal to the in-the-money value of the option. This amendment is estimated to make available enough shares to permit the Company to settle all outstanding performance and deferred share awards under the 1998 Plan in stock rather than cash.

Options/SARs granted under the LTIP Plans and the 2003 Plan are awarded with an exercise price equal to the fair market value of the stock on date of grant, become exercisable in equal annual installments over periods ranging from three to five years and expire no later than ten years from the date of grant. Expense for the options is recognized on a straight-line basis. The fair value of each award is estimated on the date of grant using the modified Black-Scholes option valuation model and the assumptions noted in the following table. Expected volatilities are based on implied volatilities from traded options on the Company’s stock, historical volatility of the Company’s stock, and other factors. The Company uses historical employee exercise data to estimate the expected term of awards granted used in the valuation model. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield is assumed to be zero based on the Company’s history and expectation of not paying dividends.

	2012[1]	2011	2010
Expected volatility	—%	73.5% to 75.4%	74.4% to 75.9%
Expected term (in years)	—	4.0	4.0
Risk-free rate	—%	0.90% to 2.11%	1.18% to 2.58%
Annual forfeiture rate	—%	10.0%	10.0%

[1]	No options/SARs were granted in 2012.

A summary of stock option/SARs activity under the LTIP Plans and the 2003 Plan as of December 31, 2012, and changes during the year then ended is presented below:

	LTIP Plans		The 2003 Plan
	Options/SARs	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at January 1	13,809,841	$10.31	13,082,905	$5.66
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or Expired	(2,539,779)	17.22	(403,549)	9.02

Outstanding at December 31	11,270,062	$8.75	12,679,356	$5.55

Exercisable at December 31	6,611,656	$10.44	12,679,356	$5.55

Weighted Average Remaining Contractual Term of Options Outstanding (in years)	6.3		0.4

Aggregate Intrinsic Value of Options Outstanding	$—		$—

There is no intrinsic value of vested options/SARs at December 31, 2012. The weighted-average grant date fair value of options/SARs granted during 2011 and 2010 was $3.59 and $3.97, respectively. The total intrinsic value of options/SARs exercised 2011 and 2010 was less than $1 million and $1 million, respectively.

A summary of the status of the Company’s non-vested options/SARs under all plans as of December 31, 2012, and changes during the year ended December 31, 2012, is presented below:

	Options/SARs	Weighted Average Grant Date Fair Value
Outstanding at January 1	7,468,019	$3.59
Granted	—	—
Vested	(2,022,036)	3.89
Forfeited	(787,577)	3.54

Outstanding at December 31	4,658,406	$3.47

As of December 31, 2012, there was $6 million of total unrecognized compensation cost related to non-vested stock options/SARs granted under the LTIP Plans and the 2003 Plan that is expected to be recognized over a weighted-average period of 2.5 years. The total fair value of stock options/SARs vested during the years ended December 31, 2012, 2011 and 2010, was $5 million, $7 million and $11 million, respectively.

The Company received no cash from exercise of stock options for the year ended December 31, 2012 and received $1 million for the years ended December 31, 2011 and 2010. No tax benefit was realized as a result of stock options/SARs exercised in 2012 due to the tax valuation allowance discussed in Note 9.

Performance Share Awards Performance share awards are granted under the LTIP Plans, generally vest pursuant to a three year measurement period and are settled on the vesting date. The number of awards ultimately issued under performance share awards is contingent on AMR’s relative stock price performance compared to certain of its competitors over a three year period and can range from zero to 175 percent of the awards granted. The fair value of performance awards is calculated by multiplying the stock price on the date of grant by the expected payout percentage and the number of shares granted.

Activity during 2012 for performance awards accounted for as equity awards was:

	Awards	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1	6,341,695
Granted	—
Settled	—
Forfeited or Expired	(197,695)

Outstanding at December 31	6,144,000	0.2	$4,915,200

The aggregate intrinsic value represents the Company’s current estimate of the number of shares (6,144,000 shares at December 31, 2012) that will ultimately be distributed for outstanding awards computed using the market value of the Company’s common stock at December 31, 2012. The weighted-average grant date fair value per share of performance share awards granted during 2011 and 2010 was $6.58 and $7.01, respectively. As of December 31, 2012, there was $2 million of total unrecognized compensation cost related to performance share awards that is expected to be recognized during 2013.

Deferred Share Awards The distribution of deferred share awards granted under the LTIP Plans is based solely on a requisite service period (generally 36 months). Career equity awards granted to certain employees of the Company vest upon the retirement of those individuals. The fair value of each deferred award is based on AMR’s stock price on the measurement date.

Activity during 2012 for deferred awards accounted for as equity awards was:

	Shares	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1	7,271,021
Granted	—
Settled	(24,840)
Forfeited or Expired	(481,124)

Outstanding at December 31	6,765,057	0.9	$5,412,045

The weighted-average grant date fair value per share of deferred awards granted during 2011 and 2010 was $6.29 and $7.05, respectively. The total fair value of awards settled during the years ended December 31, 2011 and 2010 was $1 million and $3 million, respectively. As of December 31, 2012, there was $6 million of total unrecognized compensation cost related to deferred awards that is expected to be recognized over a weighted average period of 2.3 years.

Other Awards As of December 31, 2012, certain performance share agreements and deferred share award agreements were accounted for as a liability, or as equity, as appropriate, in the consolidated balance sheet as the plans only permit settlement in cash or the awards required that the employee meet certain performance conditions which were not subject to market measurement. As a result, awards under these agreements are marked to current market value. As of December 31, 2012, the aggregate intrinsic value of these awards was $2 million and the weighted average remaining contractual term of these awards was 1.3 years. The total fair value of awards settled during the years ended December 31, 2012, 2011 and 2010 was $0 million, $2 million, and $2 million respectively. As of December 31, 2012, there was $1 million of total unrecognized compensation cost related to other awards that is expected to be recognized over a weighted average period of 1.3 years.

The Company does not intend to assume any equity-based awards that were outstanding at the commencement date of its Chapter 11 Case.

11. Retirement Benefits

The Company sponsors defined benefit and defined contribution pension plans for eligible employees. The defined benefit plans provide benefits for participating employees based on years of service and average compensation for a specified period of time before retirement. The Company uses a December 31 measurement date for all of its defined benefit plans.

Modifications to Retirement and Life Insurance Benefits

On March 7, 2012, the Company announced that, in working with Creditors’ Committee and the Pension Benefit Guarantee Corporation (PBGC), it developed a solution that would allow the Company to pursue a freeze of its defined benefit pension plans for non-pilot employees instead of seeking termination. On September 14, 2012, the Company sent formal legal notice to all defined benefit plan participants and beneficiaries announcing that it was freezing each of the defined benefit pension plans. The freeze of these plans became effective as scheduled on November 1, 2012. Eligible non-pilot employees began to receive a replacement benefit under the $uper $aver 401(k) Plan on November 1, 2012, with the Company matching employee contributions up to 5.5 percent of eligible earnings. With the ratification of a new collective bargaining agreement by pilots on December 7, 2012, pilots began to receive a replacement benefit in the form of a Company contribution to the $uper $aver 401(k) Plan of 14 percent of eligible earnings for work performed beginning on November 1, 2012.

Effective November 8, 2012, the U.S. Treasury Department and the Internal Revenue Service published a Final Regulation establishing the process by which the Company could seek to amend certain structural aspects of the Pilot A Plan, a defined benefit plan. Under that process, the Company applied to the PBGC for a determination that it met the standard to amend the Plan to remove the lump-sum benefit feature and other similar optional forms of benefit. On December 13, 2012, the PBGC issued its determination that the Company has met the standard for amendment set forth in the Final Regulation. On November 23, 2012, the Company filed a motion in the Bankruptcy Court seeking approval of the A Plan amendment. After a hearing on December 19, 2012, the Court granted the motion. On December 21, 2012, the Company amended the A Plan to remove the lump-sum and other similar optional forms of benefit for commencements after December 31, 2012. A small group of American pilots is appealing the Bankruptcy Court’s decision authorizing American to eliminate the lump sum and other similar optional forms of benefit. This is the same group of pilots that is appealing the Bankruptcy Court’s decisions authorizing American to reject the pilot CBA and approving the new pilot CBA. All of these appeals have been consolidated, and are pending in the U.S. District Court for the Southern District of New York.

The Company also terminated the Pilot B Plan, a defined contribution plan, on November 30, 2012. Plan B assets will be distributed to pilots in mid-2013.

On September 14, 2012, the Company notified active employees of its plans to modify its subsidized retiree medical coverage on November 1, 2012. Those who initiate retiree medical coverage on or after November 1, 2012 will go into a new retiree medical program. For those who retire before age 65, two medical options will be available, but the Company will not be subsidizing them. Those who retire at age 65 and over may purchase a guaranteed-issue Medicare supplement plan. Flight attendants and TWU-represented employees will receive a refund of their prefunding retiree medical contributions within 120 days of November 1, 2012.

On March 23, 2012, the Bankruptcy Court entered a Stipulation and Order providing for the appointment of a committee of retired independent and unionized AMR employees (the “Retiree Committee”), and on May 3, 2012 appointed five members to the Retiree Committee. On August 15, 2012, the Company filed a proceeding in the Bankruptcy Court seeking a determination on the issue of vesting for former employees who retired and initiated retiree medical coverage before November 1, 2012. The Court held a hearing on January 23, 2013 and has not ruled on this matter as of the date of this report. On September 20, 2012, the Company opened negotiations with the Retiree Committee, seeking a consensual agreement to terminate subsidized retiree medical coverage and life insurance coverage. Those negotiations are continuing.

As a result of the modifications to the retirement benefits as discussed above, a portion of the pension and postretirement benefits liability, primarily relating to retiree medical and other benefits, was classified as liabilities subject to compromise as of December 31, 2012.

Curtailment and Plan Amendment in the Third Quarter of 2012

In accordance with ASC 715 “Retirement Benefits” (ASC 715), in the third quarter of 2012 the Company remeasured its defined benefit pension and retiree medical plans as a result of modifications to its retirement plans and reductions in certain work groups (see above and Note 1 to the consolidated financial statements). The Company updated its significant actuarial assumptions used for the remeasurements including the discount rate, which was lowered to 4.10 percent and 3.80 percent for the defined benefit pension plans and retiree medical plans, respectively.

The remeasurement of the defined benefit plans resulted in an actuarial loss of $1.9 billion offset by a curtailment gain of $1.8 billion. In addition, a loss of $58 million, representing unamortized prior service cost as of the remeasurement date of the frozen defined benefit plans, is included as a component of reorganization items, net.

Further, as a result of modifications to its retiree medical plans, the Company recognized a negative plan amendment of $1.9 billion, which is included as a component of actuarial gain arising in current year in other comprehensive income and will be amortized over the future service life of the active plan participants for whom the benefit was eliminated, or approximately 8 years. In addition, a net credit of $124 million, representing unamortized prior service credits of $157 million offset by a curtailment loss of $33 million, is included as a component of reorganization items, net.

Year End Information

The following table provides a reconciliation of the changes in the pension and retiree medical and other benefit obligations and fair value of assets for the years ended December 31, 2012 and 2011, and a statement of funded status as of December 31, 2012 and 2011 (in millions):

	Pension Benefits		Retiree Medical and Other Benefits
	2012	2011	2012	2011
Reconciliation of benefit obligation
Obligation at January 1	$14,568	$12,968	$3,122	$3,097
Service cost	341	386	46	61
Interest cost	729	757	128	174
Actuarial (gain) loss	2,345	1,237	104	(63)
Plan amendments	301	—	(1,904)	(3)
Curtailments	(1,841)	—	33	—
Benefit payments	(548)	(780)	(117)	(144)

Obligation at December 31	$15,895	$14,568	$1,412	$3,122

Reconciliation of fair value of plan assets
Fair value of plan assets at January 1	$8,132	$7,773	$205	$234
Actual return on plan assets	1,204	614	26	(6)
Employer contributions	277	525	97	121
Benefit payments	(548)	(780)	(117)	(144)

Fair value of plan assets at December 31	$9,065	$8,132	$211	$205

Funded status at December 31	$(6,830)	$(6,436)	$(1,201)	$(2,917)

Amounts recognized in the consolidated balance sheets
Current liability	$21	$2	$—	$147
Noncurrent liability	6,809	6,434	1,201	2,770

	$6,830	$6,436	$1,201	$2,917

Amounts recognized in other comprehensive loss
Net actuarial loss (gain)	$3,943	$4,179	$(78)	$(181)
Prior service cost (credit)	301	68	(1,844)	(179)

	$4,244	$4,247	$(1,922)	$(360)

For plans with accumulated benefit obligations exceeding the fair value of plan assets	Pension Benefits		Retiree Medical and Other Benefits
	2012	2011	2012	2011
Projected benefit obligation (PBO)	$15,895	$14,568	$—	$—
Accumulated benefit obligation (ABO)	15,866	12,935	—	—
Accumulated postretirement benefit obligation (APBO)	—	—	1,412	3,122
Fair value of plan assets	9,065	8,132	211	205
ABO less fair value of plan assets	6,801	4,803	—	—

At December 31, 2012 and 2011, pension benefit plan assets of $259 million and $143 million, respectively, and retiree medical and other benefit plan assets of $208 million and $203 million, respectively, were invested in shares of certain mutual funds.

The following tables provide the components of net periodic benefit cost for the years ended December 31, 2012, 2011 and 2010 (in millions):

	Pension Benefits
	2012	2011	2010
Components of net periodic benefit cost
Defined benefit plans:
Service cost	$341	$386	$366
Interest cost	729	757	737
Expected return on assets	(676)	(657)	(593)
Curtailments	58	—	—
Amortization of:
Prior service cost	10	13	13
Unrecognized net loss	211	154	154

Net periodic benefit cost for defined benefit plans	673	653	677
Defined contribution plans	218	179	168

	$891	$832	$845

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $77 million.

	Retiree Medical and Other Benefits
	2012	2011	2010
Components of net periodic benefit cost
Service cost	$46	$61	$60
Interest cost	128	174	165
Expected return on assets	(17)	(20)	(18)
Curtailments	(124)	—	—
Amortization of:
Prior service cost	(82)	(28)	(19)
Unrecognized net loss (gain)	(9)	(9)	(10)

Net periodic benefit cost	$(58)	$178	$178

The estimated net gain for the retiree medical and other postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $9 million.

	Pension Benefits		Retiree Medical and Other Benefits
	2012	2011	2012	2011
Weighted-average assumptions used to determine benefit obligations as of December 31
Discount rate	4.20%	5.20%	3.80%	4.89%
Salary scale (ultimate)	—	3.78	—	—

	Pension Benefits		Retiree Medical and Other Benefits
	2012	2011	2012	2011
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31
Discount rate 1/1/2012—9/30/2012	5.20%	5.80%	4.89%	5.69%
Discount rate 10/1/2012—12/31/2012	4.10%	5.80%	3.80%	5.69%
Salary scale (ultimate) 1/1—9/30/2012	3.78	3.78	—	—
Salary scale (ultimate) 10/1/2012—12/31/2012	—	3.78	—	—
Expected return on plan assets	8.25	8.50	8.25	8.50

As of December 31, 2012, the Company’s estimate of the long-term rate of return on plan assets was 8.00 percent based on the target asset allocation. Expected returns on longer duration bonds are based on yields to maturity of the bonds held at year-end. Expected returns on other assets are based on a combination of long-term historical returns, actual returns on plan assets achieved over the last ten years, current and expected market conditions, and expected value to be generated through active management, currency overlay and securities lending programs. The Company’s annualized ten-year rate of return on plan assets as of December 31, 2012, was approximately 10.15 percent.

The objectives of the Company’s investment policies are to: maintain sufficient income and liquidity to pay retirement benefits; produce a long-term rate of return that meets or exceeds the assumed rate of return for plan assets; limit the volatility of asset performance and funded status; and diversify assets among asset classes and investment managers.

Based on these investment objectives, a long-term strategic asset allocation has been established. This strategic allocation seeks to balance the potential benefit of improving funded position with the potential risk that the funded position would decline. The current strategic target asset allocation is as follows:

Asset Class/Sub-Class	Allowed Range
Equity	60% - 70%
Public:
U.S. Value	18% - 33%
International Value	14% - 24%
Emerging Markets	5% - 11%
Alternative Investments	0% - 18%
Fixed Income	30% - 40%
U.S. Long Duration	30% - 40%
Other	0% - 5%
Cash Equivalents	0% - 5%

Each asset class is actively managed and, historically, the plans’ assets have produced returns, net of management fees, in excess of the expected rate of return over the last ten years. Stocks and emerging market bonds are used to provide diversification and are expected to generate higher returns over the long-term than longer duration U.S. bonds. Public stocks are managed using a value investment approach in order to participate in the returns generated by stocks in the long-term, while reducing year-over-year volatility. Longer duration U.S. bonds are used to partially hedge the assets from declines in interest rates. Alternative (private) investments are used to provide expected returns in excess of the public markets over the long-term. Additionally, the Company engages currency overlay managers in an attempt to increase returns by protecting non-U.S. dollar denominated assets from a rise in the relative value of the U.S. dollar. The Company also participates in securities lending programs to generate additional income by loaning plan assets to borrowers on a fully collateralized basis. These programs are subject to market risk.

Investments in securities traded on recognized securities exchanges are valued at the last reported sales price on the last business day of the year. Securities traded in the over-the-counter market are valued at the last bid price. The money market fund is valued at fair value which represents the net asset value of the shares of such fund as of the close of business at the end of the period. Investments in limited partnerships are carried at estimated net asset value as determined by and reported by the general partners of the partnerships and represent the proportionate share of the estimated fair value of the underlying assets of the limited partnerships. Common/collective trusts are valued at net asset value based on the fair values of the underlying investments of the trusts as determined by the sponsor of the trusts. The 103-12 investment trust is valued at net asset value which is determined by the issuer at the end of each month and is based on the aggregate fair value of trust assets less liabilities, divided by the number of units outstanding. No changes in valuation techniques or inputs occurred during the period.

The fair values of the Company’s pension plan assets at December 31, 2012 and 2011, by asset category are as follows:

	Fair Value Measurements at December 31, 2012 (in millions)
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category
Cash and cash equivalents	$275	$—	$—	$275
Equity securities
International markets(a)(b)	2,443	—	—	2,443
Large-cap companies(b)	1,601	—	—	1,601
Mid-cap companies(b)	216	—	—	216
Small-cap companies(b)	21	—	—	21
Fixed Income
Corporate bonds(c)	—	2,094	—	2,094
Government securities(d)	—	1,172	—	1,172
U.S. municipal securities	—	57	—	57
Alternative investments
Private equity partnerships(e)	—	—	914	914
Common/collective and 103-12 investment trusts(f)	—	229	—	229
Insurance group annuity contracts	—	—	2	2
Dividend and interest receivable	38	—	—	38
Due to/from brokers for sale of securities—net	1	—	—	1
Other assets—net	2	—	—	2

Total	$4,597	$3,552	$916	$9,065

a)	Holdings are diversified as follows: 20 percent United Kingdom, 9 percent Japan, 9 percent France, 8 percent Switzerland, 8 percent Germany, 5 percent Netherlands, 5 percent Republic of Korea, 15 percent emerging markets and the remaining 22 percent with no concentration greater than 5 percent in any one country.

b)	There are no significant concentration of holdings by company or industry.
c)	Includes approximately 79 percent investments in corporate debt with a Standard and Poor’s (S&P) rating lower than A and 21 percent investments in corporate debt with an S&P rating A or higher. Holdings include 81 percent U.S. companies, 16 percent international companies and 3 percent emerging market companies.
d)	Includes approximately 88 percent investments in U.S. domestic government securities and 12 percent in emerging market government securities. There are no significant foreign currency risks within this classification.
e)	Includes limited partnerships that invest primarily in U.S. (92 percent) and European (8 percent) buyout opportunities of a range of privately held companies. The Master Trust does not have the right to redeem its limited partnership investment at its net asset value. Instead, the Master Trust receives distributions as the underlying assets are liquidated. It is estimated that the underlying assets of these funds will be gradually liquidated over the next 1 to 10 years. Additionally, the Master Trust has future funding commitments of approximately $331 million over the next 10 years.
f)	Investment includes 74 percent in an emerging market 103-12 investment trust with investments in emerging country equity securities, 14 percent in Canadian segregated balanced value, income growth and diversified pooled funds and 12 percent in a common/collective trust investing in securities of smaller companies located outside the U.S., including developing markets. Requests for withdrawals must meet specific requirements with advance notice of redemption preferred.

	Fair Value Measurements at December 31, 2011 (in millions)
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category
Cash and cash equivalents	$160	$—	$—	$160
Equity securities
International markets(a)(b)	1,939	—	—	1,939
Large-cap companies(b)	1,462	—	—	1,462
Mid-cap companies(b)	221	—	—	221
Small-cap companies(b)	17	—	—	17
Fixed Income
Corporate bonds(c)	—	1,866	—	1,866
Government securities(d)	—	1,205	—	1,205
U.S. municipal securities	—	52	—	52
Alternative investments
Private equity partnerships(e)	—	—	920	920
Common/collective and 103-12 investment trusts(f)	—	172	—	172
Insurance group annuity contracts	—	—	2	2
Dividend and interest receivable	42	—	—	42
Due to/from brokers for sale of securities—net	72	—	—	72
Other assets—net	2	—	—	2

Total	$3,915	$3,295	$922	$8,132

a)	Holdings are diversified as follows: 22 percent United Kingdom, 10 percent Japan, 9 percent France, 7 percent Switzerland, 6 percent Germany, 5 percent Netherlands, 5 percent Republic of Korea, 13 percent emerging markets and the remaining 23 percent with no concentration greater than 5 percent in any one country.
b)	There are no significant concentration of holdings by company or industry.

c)	Includes approximately 83 percent investments in corporate debt with a Standard and Poor’s (S&P) rating lower than A and 17 percent investments in corporate debt with an S&P rating A or higher. Holdings include 80 percent U.S. companies, 18 percent international companies and 2 percent emerging market companies.
d)	Includes approximately 89 percent investments in U.S. domestic government securities and 11 percent in emerging market government securities. There are no significant foreign currency risks within this classification.
e)	Includes limited partnerships that invest primarily in U.S. (92 percent) and European (8 percent) buyout opportunities of a range of privately held companies. The Master Trust does not have the right to redeem its limited partnership investment at its net asset value. Instead, the Master Trust receives distributions as the underlying assets are liquidated. It is estimated that the underlying assets of these funds will be gradually liquidated over the next 1 to 10 years. Additionally, the Master Trust has future funding commitments of approximately $335 million over the next 10 years.
f)	Investment includes 71 percent in an emerging market 103-12 investment trust with investments in emerging country equity securities, 16 percent in Canadian segregated balanced value, income growth and diversified pooled funds and 13 percent in a common/collective trust investing in securities of smaller companies located outside the U.S., including developing markets. Requests for withdrawals must meet specific requirements with advance notice of redemption preferred.

Not included in the above tables are receivables and payables for foreign currency forward contracts and futures contracts which net to approximately $2 million and collateral held on loaned securities and the obligation to return collateral on loaned securities which effectively net to zero.

Changes in fair value measurements of Level 3 investments during the year ended December 31, 2012, were as follows:

	Private Equity Partnerships	Insurance Group Annuity Contracts
Beginning balance at December 31, 2011	$920	$2
Actual return on plan assets:
Relating to assets still held at the reporting date	20
Relating to assets sold during the period	102
Purchases	96
Sales	(224)

Ending balance at December 31, 2012	$914	$2

Changes in fair value measurements of Level 3 investments during the year ended December 31, 2011, were as follows:

	Private Equity Partnerships	Insurance Group Annuity Contracts
Beginning balance at December 31, 2010	$795	$3
Actual return on plan assets:
Relating to assets still held at the reporting date	53
Relating to assets sold during the period	48
Purchases	146
Sales	(122)	(1)

Ending balance at December 31, 2011	$920	$2

The fair values of the Company’s other postretirement benefit plan assets at December 31, 2012 by asset category were as follows:

	Fair Value Measurements at December 31, 2012 (in millions)
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category
Money market fund	$9	$—	$—	$9
Unitized mutual funds	—	202	—	202

Total	$9	$202	$—	$211

The fair values of the Company’s other postretirement benefit plan assets at December 31, 2011 by asset category were as follows:

	Fair Value Measurements at December 31, 2011 (in millions)
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category
Money market fund	$4	$—	$—	$4
Unitized mutual funds	—	201	—	201

Total	$4	$201	$—	$205

Investments in the unitized mutual funds are carried at the per share net asset value and include approximately 28 percent of investments in non-U.S. common stocks in 2012 and approximately 27 percent of investments in non-U.S. common stocks in 2011. Net asset value is based on the fair market value of the funds’ underlying assets and liabilities at the date of determination. Investments in the money market fund are valued at fair value which represents the net assets value of the shares of such fund as of the close of business at the end of the period.

	2012	2011
Assumed health care trend rates at December 31
Health care cost trend rate assumed for next year	7.0%	7.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2018	2018

A one percentage point change in the assumed health care cost trend rates would have the following effects (in millions):

	One Percent Increase	One Percent Decrease
Impact on 2012 service and interest cost	$15	$(16)
Impact on postretirement benefit obligation as of December 31, 2012	60	(63)

The Company is required to make minimum contributions to its defined benefit pension plans under the minimum funding requirements of ERISA, the Pension Funding Equity Act of 2004, the Pension Protection Act of 2006, and the Pension Relief Act of 2010.

As a result of the Chapter 11 Cases, AMR contributed $272 million to its US defined benefit pension plans in 2012 to cover post-petition periods. As a result of only contributing the post-petition portion of the required contribution, the PBGC filed a lien against certain assets of the Company. The Company’s 2013 contribution to its defined benefit pension plans is subject to the Chapter 11 proceedings.

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid:

	Pension	Retiree Medical and Other
2013	$620	$135
2014	620	131
2015	645	124
2016	663	117
2017	699	110
2018—2022	4,011	450

12. Intangible Assets

The Company has recorded international slot and route authorities of $708 million as of December 31, 2012 and 2011. The Company considers these assets indefinite life assets and as a result, they are not amortized but instead are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such triggering events may include significant changes to the Company’s network or capacity, or the implementation of open skies agreements in countries where the Company operates flights.

As there is minimal market activity for the valuation of routes and international slots and landing rights, the Company measures fair value with inputs using the income approach. The income approach uses valuation techniques, such as future cash flows, to convert future amounts to a single present discounted amount. The inputs utilized for these valuations are unobservable and reflect the Company’s assumptions about market participants and what they would use to value the routes and accordingly are considered Level 3 in the fair value hierarchy. The Company’s unobservable inputs are developed based on the best information available as of December 31, 2012.

The following tables provide information relating to the Company’s amortized intangible assets as of December 31 (in millions):

	2012
	Cost	Accumulated Amortization	Net Book Value
Amortized intangible assets:
Airport operating rights	$515	$385	$130
Gate lease rights	155	124	31

Total	$670	$509	$161

	2011
	Cost	Accumulated Amortization	Net Book Value
Amortized intangible assets:
Airport operating rights	$515	$364	$151
Gate lease rights	160	125	35

Total	$675	$489	$186

Airport operating and gate lease rights are being amortized on a straight-line basis over 25 years to a zero residual value. The Company recorded amortization expense related to these intangible assets of approximately $25 million, $27 million, and $28 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company expects to record annual amortization expense averaging approximately $19 million in each of the next five years related to these intangible assets.

13. Accumulated Other Comprehensive Income (Loss)

The components of Accumulated other comprehensive income (loss) are as follows (in millions):

	Pension and Retiree Medical Liability	Unrealized Gain/(Loss) on Investments	Derivative Financial Instruments	Income Tax Benefit/ (Expense)	Total
Balance at December 31, 2011	$(3,887)	$(4)	$30	$(103)	$(3,964)
Current year change	(1,910)	3			(1,907)
Amortization of actuarial loss and prior service cost	130	—	—	—	130
Benefit plan modifications	3,345	—	—	—	3,345
Reclassification of derivative financial instruments into earnings	—	—	(3)	—	(3)
Change in fair value of derivative financial instruments	—	—	(12)	—	(12)
Non-cash tax provision	—	—	—	(569)	(569)
Balance at December 31, 2012	$(2,322)	$(1)	$15	$(672)	$(2,980)

As of December 31, 2012, the Company estimates that during the next twelve months it will reclassify from Accumulated other comprehensive income/(loss) into earnings approximately $15 million in net gains (based on prices as of December 31, 2012) related to its fuel derivative hedges.

The Company recognized a $569 million non-cash income tax benefit, offset by a $569 million charge to other comprehensive income, during the fourth quarter of 2012 related to gains in other comprehensive income. See Note 9 to the consolidated financial statements for further information.

Amounts allocated to other comprehensive income for income taxes as further described in Note 9 will remain in Accumulated other comprehensive income until the Company ceases all related activities, such as termination of the pension plan.

14. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (in millions, except per share amounts):

	Year Ended December 31,
	2012	2011	2010
Numerator:
Net earnings (loss)—numerator for basic earnings (loss) per share	$(1,876)	$(1,979)	$(471)
Denominator:
Denominator for basic earnings (loss) per share—weighted average shares	335	335	333
Effect of dilutive securities:
Employee options and shares	—	—	—
Assumed treasury shares purchased	—	—	—

Diluted potential common shares	—	—	—
Denominator for diluted earnings loss per share—weighted-average shares	335	335	333

Basic earnings (loss) per share	$(5.60)	$(5.91)	$(1.41)

Diluted earnings (loss) per share	$(5.60)	$(5.91)	$(1.41)

The following were excluded from the calculation:
Convertible notes, employee stock options and deferred stock because inclusion would be anti-dilutive	46	51	57
Employee stock options because the options’ exercise price was greater than the average market price of the shares	23	20	12

15. Segment Reporting

The Company’s operations of American and AMR Eagle are treated as an integrated route network and the route scheduling system maximizes the operating results of the Company. The Company’s chief operating decision maker makes resource allocation decisions to maximize the Company’s consolidated financial results. Based on the way the Company treats the network and the manner in which resource allocation decisions are made, the Company has only one operating segment for financial reporting purposes consisting of the operations of American and AMR Eagle.

American, together with the American Eagle carriers and the third party carriers that provide regional feed to American, serves more than 250 cities in approximately 50 countries with, on average, 3,400 daily flights. The combined network fleet numbers approximately 900 aircraft. American is also one of the largest scheduled air freight carriers in the world, providing a wide range of freight and mail services to shippers throughout its system onboard American’s passenger fleet.

Revenues from other segments are below the quantitative threshold for determining reportable segments and consist primarily of revenues from Americas Ground Services, Inc. The difference between the financial information of the Company’s one reportable segment and the financial information included in the accompanying consolidated statements of operations and balance sheets as a result of these entities is not material.

The Company’s operating revenues by geographic region (as defined by DOT) are summarized below (in millions):

	Year Ended December 31,
	2012	2011	2010
DOT Domestic	$14,287	$13,804	$13,081
DOT Latin America	5,813	5,460	4,619
DOT Atlantic	3,411	3,499	3,365
DOT Pacific	1,344	1,216	1,105

Total consolidated revenues	$24,855	$23,979	$22,170

The Company attributes operating revenues by geographic region based upon the origin and destination of each flight segment. The Company’s tangible assets consist primarily of flight equipment, which are mobile across geographic markets and, therefore, have not been allocated.

16. Quarterly Financial Data (Unaudited)

Unaudited summarized financial data by quarter for 2012 and 2011 (in millions, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012
Operating revenues	$6,037	$6,452	$6,429	$5,937
Operating income (loss)	(89)	142	51	3
Net earnings (loss)	(1,660)	(241)	(238)	263
Earnings (loss) per share:
Basic	(4.95)	(0.72)	(0.71)	0.78
Diluted	(4.95)	(0.72)	(0.71)	0.69
2011
Operating revenues	$5,533	$6,114	$6,376	$5,956
Operating income (loss)	(232)	(78)	39	(783)
Net earnings (loss)	(436)	(286)	(162)	(1,095)
Earnings (loss) per share:
Basic	(1.31)	(0.85)	(0.48)	(3.27)
Diluted	(1.31)	(0.85)	(0.48)	(3.27)

The Company’s fourth quarter 2012 performance reflects restructuring charges and special items consisting of $361 million of severance related charges and write off of lease hold improvements on aircraft and at airport facilities that were rejected during the Chapter 11 process and a $280 million benefit from a settlement of a commercial dispute. The second and third quarters of 2012 reflect $106 million and $211 million of such items, respectively.

The Company’s fourth quarter 2011 performance reflects restructuring charges and special items consisting of $768 million, including $725 million related to the impairment of certain aircraft and gates and a $43 million revenue reduction as a result of a decrease in the breakage assumption related to the AAdvantage frequent flier liability.

The first quarter 2011 results include a loss of $31 million in non-recurring non-cash charges related to certain sale/leaseback transactions.

17. Subsequent Events

Restructuring of Agreements with The Boeing Company and Amendment of Agreement with Airbus S.A.S.

American entered into an agreement on January 11, 2013 (the Restructuring Agreement) with Boeing that provides for the assumption and restructuring of certain existing aircraft purchase agreements (the Restructured Aircraft Purchase Agreements) between Boeing and American, the entering into of a definitive purchase agreement (the MAX purchase agreement) with respect to Boeing 737 MAX aircraft (the MAX aircraft), certain financing commitments for the Boeing 787 aircraft (the 787 aircraft) and certain Boeing 737-8 aircraft (the 737 aircraft), the assumption of certain other aircraft spare parts, support and services agreements, and a comprehensive settlement of the relationship among American and its affiliates and Boeing and certain affiliates of Boeing, including all claims asserted by Boeing and such affiliates in the Chapter 11 Cases, with certain limited exceptions.

The Bankruptcy Court issued an order on January 23, 2013 approving the Restructuring Agreement, assumption of the Restructured Aircraft Purchase Agreements, and the MAX purchase agreement.

The Restructured Aircraft Purchase Agreements provide for the substitution of up to 20 787-8 aircraft for 787-9 aircraft, an accelerated delivery schedule for the 787 aircraft with deliveries scheduled to commence in November 2014 and continue in each calendar year through September 2018, and the confirmation of the purchase of the Boeing 787 aircraft, which previously had been subject to certain reconfirmation rights. Under the Restructured Aircraft Purchase Agreements, American will have the option to purchase 40 737 aircraft, 13 777 aircraft and 58 787 aircraft.

Pursuant to the Restructuring Agreement, American entered into the MAX purchase agreement pursuant to which American will acquire 100 MAX aircraft, equipped with new, more fuel efficient engines. The MAX purchase agreement constitutes the definitive purchase agreement contemplated by and supersedes the agreement entered into by American and Boeing on July 19, 2011 (the 2011 MAX order) that provided for the commitment of American to purchase such MAX aircraft (referred to in the 2011 MAX order as 737RE aircraft). The 2011 MAX order was subject to a number of contingencies, including the parties entering into a definitive purchase agreement and Boeing’s approval of the launch of the Boeing 737 re-engined aircraft program, which was approved in August, 2011. Under the MAX purchase agreement, the MAX aircraft are scheduled to be delivered in each of the years 2018 through 2022. In addition, under the MAX purchase agreement, American will have the option to purchase 60 additional MAX aircraft in the years 2020-2025.
American also, on January 11, 2013, entered into an amendment to the A320 Family Aircraft Purchase Agreement with Airbus, dated July 20, 2011 (the Airbus Amendment) specifying the scheduled delivery months of certain aircraft and revising the date by which American must notify Airbus of the engine selection of certain aircraft types. The Airbus Amendment became effective on January 23, 2013, when the Court entered an order approving assumption of the A320 Family Purchase Agreement. Agreements pursuant to which Airbus agreed to providing financing for the purchase of certain aircraft also were assumed.

Reflecting the above transactions, American had total aircraft acquisition commitments as follows:

		Boeing				Airbus
		737 Family	737 MAX	777-300 ER	787 Family	A320 Family	A320 NEO	Total
2013	Purchase	31	—	8	—	—	—	39
	Lease	—	—	—	—	20	—	20
2014	Purchase	5	—	6	2	—	—	13
	Lease	15	—	—	—	35	—	50
2015	Purchase	—	—	2	11	—	—	13
	Lease	20	—	—	—	30	—	50
2016	Purchase	—	—	2	13	—	—	15
	Lease	20	—	—	—	25	—	45
2017	Purchase	—	—	—	9	—	10	19
	Lease	20	—	—	—	20	—	40
2018 and beyond	Purchase	—	100	—	7	—	120	227
	Lease	—	—	—	—	—	—	—

Total	Purchase	36	100	18	42	—	130	326
	Lease	75	—	—	—	130	—	205

Subject to assumption of certain of the related agreements, payments for the above purchase commitments and certain engines will approximate $2.3 billion in 2013, $1.5 billion in 2014, $1.7 billion in 2015, $2.1 billion in 2016, $2.1 billion in 2017 and $12.8 billion for 2018 and beyond. These amounts are net of purchase deposits currently held by the manufacturers. American has granted Boeing a security interest in American’s purchase deposits with Boeing.

New Capacity Purchase Agreement

On January 23, 2013, American entered into a 12 year capacity purchase agreement with Republic Airline Inc. (Republic), a subsidiary of Republic Airways Holdings, to provide large regional jet flying. Through the agreement, which is subject to approval by the Bankruptcy Court, Republic will acquire 53 Embraer E-175 aircraft featuring a two-class cabin with 12 first class seats and 64 seats in the main cabin. The aircraft, which will fly under the American Eagle brand, will phase into operation at approximately two to three aircraft per month beginning in mid-2013. All 53 aircraft are expected to be in operation by the first quarter of 2015.

Reflecting the above transaction, American’s minimum fixed obligations under its capacity purchase agreements with third party regional airlines will approximate $353 million in 2013, $589 million in 2014, $739 million in 2015, $736 million in 2016, $580 million in 2017 and $4.8 billion in 2018 and beyond. These obligations contemplate minimum levels of flying by the third party airlines under the respective agreements and also reflect assumptions regarding certain costs associated with the minimum levels of flying such as the cost of fuel, insurance, catering, property tax and landing fees. Accordingly, actual payments under these agreements could differ materially from the minimum fixed obligations set forth above.

EETC Transactions

The Company filed a motion with the Bankruptcy Court on October 9, 2012, requesting entry of an order authorizing American to, among other things: (i) obtain postpetition financing in an amount of up to $1.5 billion secured on a first priority basis by, among other things, up to 41 Boeing 737-823 aircraft, 14 Boeing 757-223 aircraft, one Boeing 767-323ER aircraft and 19 Boeing 777-223ER aircraft as part of a new enhanced equipment trust certificate (EETC) financing (the Refinancing EETC) to be offered pursuant to Rule 144A under the Securities Act of 1933 as amended, and (ii) use cash on hand (including proceeds of the Refinancing EETC) to indefeasibly repay the existing prepetition obligations secured by such aircraft, as applicable, which are currently financed through, as the case may be, an EETC financing entered into by American in July 2009 (the Series 2009-1 Pass Through Certificates), a secured notes financing entered into by American in July 2009 (the 2009-2 Senior Secured Notes) and an EETC financing entered into by American in October 2011 (the Series 2011-2 Pass Through Certificates and, together with the Series 2009-1 Pass Through Certificates and the 2009-2 Senior Secured Notes, the Existing Financings), in each case without the payment of any make-whole amount or other premium or prepayment penalty. American expects the Refinancing EETC structure to be substantially similar to the structure of the Series 2011-2 Pass Through Certificates, other than the economic terms (such as the interest rate) and certain terms and conditions to be in effect during its current Chapter 11 bankruptcy case.

The Bankruptcy Court approved the motion on January 17, 2013 and entered an order pursuant to such effect on February 1, 2013. The trustees for the Existing Financings have filed notice of appeal of such order of the Bankruptcy Court. The Company intends to continue to assert vigorously its rights to repay the Existing Financings without the payment of any make-whole amount or other premium or prepayment penalty, and the Company is considering all of its options, including the payment of the Existing Financings and closing the Refinancing EETC notwithstanding such appeal.

The Company filed a motion with the Bankruptcy Court on January 24, 2013, requesting entry of an order authorizing American to, among other things, (i) obtain postpetition financing in an amount of up to $750 million secured on a first priority basis by, among other things, up to eight Boeing 737-823 aircraft, one Boeing 777-223ER aircraft, and four Boeing 777-300ER aircraft as part of a new EETC financing (the New EETC) to be offered pursuant to Rule 144A under the Securities Act of 1933 as amended, and (ii) use cash on hand (including proceeds of the New EETC) to indefeasibly repay the existing prepetition obligations secured by certain of the Boeing 737-823 and Boeing 777-223ER aircraft, as applicable, which are currently financed through, as the case may be, prepetition mortgage loan facilities that are scheduled to mature in May 2013 and July 2013. American expects the New EETC structure to be substantially similar to other American EETCs, other than the economic terms (such as the interest rate) and certain terms and conditions to be in effect during its current Chapter 11 bankruptcy case.

The Bankruptcy Court entered an order approving the motion on February 15, 2013. There can be no assurance that either the Refinancing EETC or the New EETC will be able to be effected on acceptable terms, or at all.

Merger Agreement

Description of Agreement and Plan of Merger

On February 13, 2013, AMR Corporation (AMR or the Company), US Airways Group, Inc., a Delaware corporation (US Airways), and AMR Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of AMR (Merger Sub), entered into an Agreement and Plan of Merger (the Merger Agreement), providing for a business combination of AMR and US Airways. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into US Airways (the Merger), with US Airways as the surviving corporation and as a wholly owned subsidiary of AMR, Following the Merger, AMR will own, directly or indirectly, all of the equity interests of American Airlines, Inc. (American), US Airways and their direct and indirect subsidiaries (herein, the New American) The Merger Agreement and the transactions contemplated thereby, including the Merger, are subject to the approval of the Bankruptcy Court (as defined below), and are to be effected pursuant to a plan of reorganization (the Plan) of the Company and certain of its direct and indirect domestic subsidiaries (the Debtors) in connection with their currently pending cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. Sections 101 et seq. (the Bankruptcy Code) in the United States Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Plan is subject to confirmation and consummation in accordance with the requirements of the Bankruptcy Code.

Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of the respective parties, if the Merger is completed, US Airways stockholders will receive one share of common stock of New American (New American Common Stock) for each share of US Airways common stock. The aggregate number of shares of New American Common Stock issuable to holders of US Airways equity instruments (including stockholders, holders of convertible notes, optionees and holders of restricted stock units) will represent 28% of the diluted capitalization of AMR after giving effect to the Plan. The remaining 72% diluted equity ownership of AMR will be distributable, pursuant to the Plan, to the Debtors’ stakeholders, labor unions and certain employees.

All of the equity interests in New American will be issued solely pursuant to the Merger Agreement or the Plan. All existing AMR common stock and other equity interests in AMR will be cancelled pursuant to the Plan, although, as set forth below, holders of such equity interests are expected to receive a recovery in the form of New American Common Stock.

The Merger is intended to qualify, for federal income tax purposes, as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides that, upon consummation of the Merger, the board of directors of the combined company will initially consist of 12 members, composed of (i) Thomas W. Horton, AMR’s current chairman, chief executive officer and president, who will serve as chairman of New American until the earlier of (A) one year after the closing of the Merger and (B) the day immediately prior to the first annual meeting of stockholders of the combined company (provided that such meeting will not occur prior to May 1, 2014), (ii) W. Douglas Parker, US Airways’ current chief executive officer, who will serve as chief executive officer of New American and will serve as chairman of New American following the end of Mr. Horton’s term, (iii) two independent directors designated by AMR, (iv) three independent directors designated by US Airways, and (iv) five independent directors designated by a search committee consisting of representatives of the Official Committee of Unsecured Creditors of the Debtors and certain representatives of creditors signatory to the support agreements with AMR referred to below, one of whom will serve as lead independent director. Subject to applicable law, prior to the Merger, Messrs. Horton and Parker will engage in a planning process for integration purposes.

AMR and US Airways have each made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants (i) to conduct their businesses in the ordinary and usual course between the execution of the Merger Agreement and the consummation of the Merger and (ii) not to solicit alternative business combination transactions. In addition, the Merger Agreement contains “no shop” provisions that restrict each party’s ability to initiate, solicit or knowingly encourage or facilitate competing third-party proposals for any transaction involving a merger of such party or the acquisition of a significant portion of its stock or assets, although each party may consider competing, unsolicited proposals and enter into discussions or negotiations regarding such proposals, if its board of directors determines that any such acquisition proposal constitutes, or is reasonably likely to lead to, a superior proposal and that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable law.

US Airways has agreed to certain additional customary covenants in the Merger Agreement, including, among others, subject to certain exceptions, (i) to cause a stockholder meeting to be held to consider adoption of the Merger Agreement and (ii) for its board of directors to recommend adoption of the Merger Agreement by US Airways’ stockholders. AMR has also agreed to certain additional customary covenants in the Merger Agreement, including, among others, subject to certain exceptions, (i) to pursue confirmation of the Plan and (ii) for its board of directors to recommend adoption of the Merger Agreement by the Debtors’ stakeholders.

Consummation of the Merger is subject to customary conditions, including, among others: (i) approval of the stockholders of US Airways; (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of certain other regulatory approvals; (iii) absence of any order or injunction prohibiting the consummation of the Merger; (iv) Bankruptcy Court confirmation of the Plan, which must contain certain specified provisions defined in the Merger Agreement; (v) subject to certain exceptions, the accuracy of representations and warranties with respect to the business of AMR or US Airways, as applicable; (vi) each of AMR and US Airways having performed their respective obligations pursuant to the Merger Agreement; and (vii) receipt by each of the Company and US Airways of a customary tax opinion.

The Merger Agreement contains certain termination rights for AMR and US Airways, and further provides that, upon termination of the Merger Agreement under specified circumstances, (i) AMR may be required to pay US Airways a termination fee of $135 million in the event it terminates the agreement to enter into a superior proposal and $195 million if US Airways terminates the Merger Agreement in the event of a knowing and deliberate breach of the Merger Agreement by AMR and (ii) US Airways may be required to pay AMR a termination fee of $55 million in the event it terminates the agreement to enter into a superior proposal and $195 million if AMR terminates the Merger Agreement in the event of a knowing and deliberate breach of the Merger Agreement by US Airways.

Support Agreement and Term Sheet

On February 13, 2013, AMR and the other Debtors entered into a Support and Settlement Agreement (the Support Agreement) with certain holders of certain prepetition claims against one or more of the Debtors (such holders of claims, the Consenting Creditors), aggregating approximately $1.2 billion of prepetition unsecured claims. Pursuant to the terms of the Support Agreement, each Consenting Creditor has agreed, among other things, and subject to certain conditions, to (a) vote in favor of a Plan, which includes certain terms specified in a Term Sheet attached to the Support Agreement (the Term Sheet), (b) generally support confirmation and consummation of the Plan and (c) not to support or solicit any plan in opposition to the Plan. Confirmation and consummation of the Plan are subject to compliance with the provisions of the Bankruptcy Code and to the closing of the Merger.

The Support Agreement may be terminated upon the occurrence of certain events, including: (a) certain breaches by the Debtors or Consenting Creditors under the Support Agreement; (b) termination of the Merger Agreement or the announcement by AMR or US Airways of their intent to terminate the Merger Agreement (in which case the Support Agreement would terminate automatically); (c) the failure to meet certain milestones with respect to achieving confirmation and consummation of the Plan; (d) the filing, amendment or modification of certain documents, including the Plan, in a manner materially inconsistent with the Support Agreement and materially adverse to a Consenting Creditor (in which case the Support Agreement can be terminated by such Consenting Creditor solely with respect to itself); (e) the amendment or modification of the Merger Agreement in a manner that is materially adverse to a Consenting Creditor (in which case the Support Agreement can be terminated by such Consenting Creditor solely with respect to itself); and (f) if the volume weighted average price of US Airways’ common stock for the thirty trading days ending on the last trading day immediately prior to the date of termination is less than $10.40. Termination of the Support Agreement would give the Consenting Creditors the right to withdraw their support of the Plan.

As described in the Term Sheet, the Plan implements the Merger, incorporates a compromise and settlement of certain intercreditor and intercompany claim issues, and is to contain the following provisions relating to the treatment of prepetition unsecured claims against the Debtors and equity interests in AMR:

•

Unless they elect to receive alternative treatment, holders of prepetition unsecured claims against AMR or American that also are guaranteed by either such company (Double-Dip Unsecured Claims) will receive shares of preferred stock of New American (the New American Preferred Stock) that will be mandatorily convertible into shares of New American Common Stock on each of the 30th, 60th, 90th and 120th day after the effective date of the Plan. Upon the conversion of the New American Preferred Stock on the 120th day after the effective date of the Plan, all New American Preferred Stock will have been converted to New American Common Stock and no New American Preferred Stock will remain outstanding. The conversion price of the New American Preferred Stock will vary on each conversion date, based on the volume weighted average price of the shares of the New American Common Stock on the five trading days immediately preceding each conversion date, at a 3.5% discount, subject to a cap and a floor price. The New American Preferred Stock allocable to the Double-Dip Unsecured Claims will have a face amount equal to the allowed amount of their claims, including post-petition interest at the non-default rate;

•

Holders of prepetition unsecured claims that are not Double-Dip Unsecured Claims (and holders of Double-Dip Unsecured Claims that elect to receive such treatment) will receive shares of New American Preferred Stock, as well as shares of New American Common Stock;

•

Holders of existing AMR equity interests (including stock, warrants, restricted stock units and options) will receive a distribution of shares of New American Common Stock representing 3.5% of the total number of shares of New American Common Stock (on an as-converted basis) in addition to the potential to receive shares of New American Common Stock above such amount; and

•

The satisfaction of certain labor-related claims through the allocation to such claims of shares of New American Common Stock representing 23.6% of the total number of such shares of New American Common Stock ultimately distributed to holders of prepetition general unsecured creditors against the Debtors.

In each case, the distributions made to each of the foregoing stakeholders will be adjusted to take into account any reserves made for disputed claims under the Plan.

Schedule II—Valuation and Qualifying Accounts and Reserves

	Balance at beginning of year	Changes charged to statement of operations accounts	Payments	Write-offs (net of recoveries)	Sales, retire- ments and transfers	Balance at end of year
	(in millions)
Year ended December 31, 2012
Allowance for obsolescence of inventories	$530	$18	$—	$(45)	$—	$503
Allowance for uncollectible accounts	51	3	—	(11)	—	43
Reserves for environmental remediation costs	14	(1)	—	—	—	13
Year ended December 31, 2011
Allowance for obsolescence of inventories	$479	$31	$—	$—	$20	$530
Allowance for uncollectible accounts	57	4	—	(10)	—	51
Reserves for environmental remediation costs	17	(2)	(1)	—	—	14
Year ended December 31, 2010
Allowance for obsolescence of inventories	$457	$30	$—	$—	$(8)	$479
Allowance for uncollectible accounts	57	5	—	(5)	—	57
Reserves for environmental remediation costs	18	—	(1)	—	—	17

Annex A

AGREEMENT AND PLAN OF MERGER

among

AMR CORPORATION,

AMR MERGER SUB, INC.

and

US AIRWAYS GROUP, INC.

Dated as of February 13, 2013

-i-

-ii-

-iii-

-iv-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 13, 2013, among AMR Corporation, a Delaware corporation, and its successors (including, as the context may require, on or after the effective date of the Plan, as reorganized pursuant to the Bankruptcy Code) (“American”), US Airways Group, Inc., a Delaware corporation (“US Airways”), and AMR Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of American (“Merger Sub”). Annex A to this Agreement contains a list of defined terms that are used in this Agreement and the applicable Sections of this Agreement in which each such term is defined.

RECITALS

WHEREAS, on November 29, 2011, American and certain of its direct and indirect domestic Subsidiaries (each, a “Debtor”, and collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C. Sections 101 et seq. (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), Case No. 11-15463 (SHL) (Jointly Administered) (the “Cases”);

WHEREAS, American and US Airways have determined to engage in a strategic business combination whereby Merger Sub will be merged with and into US Airways, with US Airways continuing as the surviving entity in such merger as a direct wholly-owned subsidiary of American (the “Merger”);

WHEREAS, following the commencement of the Cases, American engaged in a deliberative process that explored various strategic alternatives, including a plan of reorganization in which the Debtors would emerge from the Cases without entering into a strategic business combination and without obtaining new equity investments of more than $1 billion (a “Standalone Plan”), and has determined, as of the date hereof, that implementation of the Merger pursuant to the Plan will maximize value for the stakeholders of the Debtors;

WHEREAS, the respective Boards of Directors of each of American, US Airways and Merger Sub have, by resolutions duly adopted, declared that the Merger, upon the terms and subject to the conditions set forth in this Agreement, and the other transactions contemplated by this Agreement are advisable, and approved and adopted this Agreement;

WHEREAS, American and the other Debtors, with the support of the Official Committee of Unsecured Creditors of American (the “Creditors’ Committee”), intend to seek the entry of an order of the Bankruptcy Court (the “Confirmation Order”) approving the restructuring of the Debtors pursuant to the Plan, including the approval of the Merger contemplated by this Agreement, and the authorization of American to consummate the transactions contemplated hereby and thereby;

WHEREAS, pursuant to and in accordance with the Plan, all allowed prepetition general unsecured claims against the Debtors (other than intercompany claims), all equity interests in American, and all rights of labor groups of the Debtors to receive Newco Common Stock in connection with the Plan, will be fully settled and satisfied with Plan Shares, except as otherwise expressly permitted under this Agreement and the Plan;

WHEREAS, it is intended that, for federal income tax purposes, the Merger in conjunction with the Plan will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute the adoption of a plan of reorganization within the meaning of Section 368 of the Code;

WHEREAS, American, US Airways and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement;

WHEREAS, following the execution and delivery of this Agreement by each of the parties hereto, American and the other Debtors shall seek the entry of the Merger Support Order, pursuant to which, among other things, the Bankruptcy Court will approve this Agreement and the obligations of American hereunder; and

WHEREAS, pursuant to the terms of Section 7.1 of this Agreement, prior to entry of the Merger Support Order, this Agreement is not effective and is not binding or enforceable with respect to any party hereto.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into US Airways and the separate corporate existence of Merger Sub shall thereupon cease. US Airways shall be the surviving entity in the Merger (US Airways is hereinafter referred to with respect to post-Effective Time periods as the “Surviving Corporation”) as a direct wholly-owned subsidiary of American (American, as reorganized pursuant to the Bankruptcy Code, is hereinafter referred to from time to time with respect to post-Effective Time periods as “American” or “Newco”).

1.2 Closing. The closing of the Merger (the “Closing”) shall take place (i) at the offices of Weil, Gotshal & Manges LLP, 200 Crescent Court, Suite 300, Dallas, Texas at 9:00 a.m., Dallas time, on a date to be specified by American and US Airways, which shall be no later than the fifth business day following the day on which the last to be satisfied or waived of the conditions set forth in Article V (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (ii) at such other place and time or on such other date as American and US Airways may agree (the “Closing Date”). As used in this Agreement, “business day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to be closed.

1.3 Effective Time. Upon the Closing, American and US Airways will cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the parties in writing and specified in the Certificate of Merger (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

1.4 Plan of Reorganization. The Merger shall be effected as a principal component of the Plan.

1.5 Effects of the Merger. The Merger shall have the effects set forth in the DGCL.

1.6 Certificate of Incorporation.

(a) Newco. Immediately prior to the Effective Time, the certificate of incorporation of American shall be amended and restated as set forth on Exhibit A hereto, until thereafter duly amended as provided therein or by applicable Laws (the “Newco Charter”), with such changes thereto as may be reasonably agreed between American and US Airways prior to the date the Prospectus / Proxy Statement is initially mailed to US Airways stockholders. Immediately following the Effective Time and pursuant to the Plan, the Newco Charter shall be further amended to change the name of Newco from “AMR Corporation” to “American Airlines Group Inc.”.

(b) Surviving Corporation. Immediately following the Effective Time, Newco shall cause the certificate of incorporation of US Airways to be amended and restated as set forth on Exhibit B hereto, until thereafter duly amended as provided therein or by applicable Laws.

1.7 By-Laws.

(a) Newco. At the Effective Time, the by-laws of American shall be amended and restated in their entirety to read as set forth on Exhibit C hereto until duly amended as provided therein or by applicable Laws (the “Newco By-Laws”).

(b) Surviving Corporation. At the Effective Time, the by-laws of the Surviving Corporation shall be amended and restated in their entirety to read as set forth on Exhibit D hereto until duly amended as provided therein or by applicable Laws.

1.8 Board of Directors.

(a) The number of directors initially comprising the full Board of Directors of Newco as of the Effective Time shall be 12 directors consisting of: (i) five (5) directors designated by the Search Committee, (A) each of whom shall be Independent Directors and (B) one of whom shall serve as the initial Lead Independent Director of Newco in accordance with the Newco By-Laws, and whom shall be designated to serve in such role by the Search Committee, (ii) two (2) directors designated by American, each of whom shall be Independent Directors and each of whom shall be reasonably acceptable to the Search Committee, (iii) three (3) directors designated by US Airways, each of whom shall be Independent Directors, (iv) one (1) director who shall be Mr. Thomas W. Horton, the current Chairman of the Board and Chief Executive Officer of American, who shall serve as the initial Chairman of the Board of Directors of Newco in accordance with the Newco By-Laws, and (v) one (1) director who shall be Mr. W. Douglas Parker, the current Chairman of the Board and Chief Executive Officer of US Airways. American shall take all necessary action to cause, effective at the Effective Time, the Board of Directors of Newco to be comprised as set forth in this Section 1.8. Following the Effective Time, all rights to designate directors set forth in Section 1.8 shall terminate. An “Independent Director” means a person who satisfies the requirements for independence under Rule 303A of the New York Stock Exchange (“NYSE”) as then in effect.

(b) Promptly following the date hereof, the Creditors’ Committee shall establish a committee (the “Search Committee”) to identify and designate the directors contemplated by Section 1.8(a)(i) prior to the Effective Date, which shall be comprised of (i) four (4) members designated by the Creditors’ Committee and (ii) four (4) members designated by a majority of the initial consenting creditors under that certain support and settlement agreement with American relating to the Plan entered into as of February 13, 2013. The Search Committee will be assisted by the UCC’s Legal Advisor and a nationally recognized search firm retained by the UCC’s Advisors. The Search Committee’s mandate shall be to select director designees based on consensus, but in any event by not less than 75% of the voting members of the Search Committee.

1.9 Officers. American shall take all necessary action to cause Mr. W. Douglas Parker, the current Chairman of the Board and Chief Executive Officer of US Airways, to be the Chief Executive Officer of Newco as of the Effective Time. Mr. Parker shall designate from the management ranks of American and US Airways the individuals who will be the additional officers of Newco following the Effective Time, subject to approval of the Board of Directors of Newco, and Mr. Parker shall consult with Mr. Horton in connection with such selections.

1.10 Headquarters; Airline Name. American, US Airways and Merger Sub agree that immediately following the Effective Time the headquarters of Newco and the Surviving Corporation shall be located at 4333 Amon Carter Blvd., Fort Worth, Texas. The name of the combined airline will be “American Airlines.”

ARTICLE II

Effects of the Merger

2.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and in conjunction with and pursuant to the Plan, and without any further action on the part of American, US Airways, Merger Sub or the stakeholders of the Debtors or the holders of any shares of US Airways Common Stock or any shares of Merger Sub Common Stock:

(a) Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Shares. Each share of common stock, par value $0.01 per share, of US Airways (the “US Airways Common Stock”), issued and outstanding immediately prior to the Effective Time that is directly owned by US Airways, American or Merger Sub shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of US Airways Common Stock. Each share of US Airways Common Stock issued and outstanding immediately prior to the Effective Time (other than shares described in Section 2.1(b)) shall be converted into the right to receive one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of Newco (the “Newco Common Stock”) (such shares of Newco Common Stock into which shares of US Airways Common Stock are converted pursuant to this Section 2.1(c), the “Merger Consideration”). All shares of US Airways Common Stock converted pursuant to this Section 2.1(c), when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of US Airways Common Stock (each such certificate, whether represented in certificated or non-certificated book-entry form, to the extent applicable, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any dividends or other distributions to which holders become entitled upon the surrender of such Certificate in accordance with Section 2.2(c), without interest.

(d) For purposes of this Agreement:

(i) “Maximum Plan Shares” means an aggregate number of shares of Newco Common Stock equal to (i)(A) the number of US Airways Fully Diluted Shares as of the Share Determination Date multiplied by (B) the quotient (rounded to four decimals) of 72 divided by 28 (rounded to the nearest whole share) less (ii) the number of shares of Newco Common Stock represented by equity-based awards to be issued to employees of American and its Subsidiaries (other than the Surviving Corporation and its Subsidiaries) as contemplated by this Agreement and the Plan, (1) including in the case of cash awards or cash-settled equity awards made pursuant to paragraph (b) of Section 4.1(o) of the American Disclosure Letter a number of shares of Newco Common Stock determined pursuant to that paragraph, (2) including for this purpose the Newco Common Stock share equivalent of cash awards or cash-settled equity awards contemplated by paragraph (c) of Section 4.1(o) of the American Disclosure Letter that the parties agree to treat as equity-based awards for purposes of this definition, and (3) excluding for this purpose equity-based awards contemplated by paragraph (c) of Section 4.1(o) of the American Disclosure Letter that the parties agree to treat as cash awards or cash-settled equity awards for purposes of this definition.

(ii) “Newco Mandatorily Convertible Preferred Stock” means a series of preferred stock, par value $0.01 per share, of Newco, with respect to which the only rights, powers, preferences or privileges consist of (A) the right to convert the stated amount per share of each outstanding share of such series of preferred stock, together with any accrued dividends thereon, in full solely into shares of Newco Common Stock within 120 days following the effective date of the Plan, (B) the right to vote each such outstanding share on an as-converted to Newco Common Stock basis together with the outstanding shares of Newco Common

Stock on matters presented to the stockholders of Newco generally and (C) such other rights that the Newco Common Stock into which such preferred stock is convertible is entitled to under the Newco Charter. All shares of Newco Mandatorily Convertible Preferred Stock outstanding on the date that is 120 days following the effective date of the Plan shall automatically be converted into shares of Newco Common Stock in accordance with the terms thereof (if then entitled to receive any shares of Newco Common Stock upon conversion), and shall be cancelled and retired and shall not be reissued and shall cease to exist, and all such shares shall return to the status of authorized but unissued shares of preferred stock of Newco. All shares of Newco Mandatorily Convertible Preferred Stock shall be issued pursuant to the Plan at or promptly following the Effective Time.

(iii) “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(iv) “Plan Shares” means shares of Newco Common Stock and Newco Mandatorily Convertible Preferred Stock issued pursuant to the Plan and shares of Newco Common Stock that are or may become issuable upon conversion or exchange of shares of Newco Mandatorily Convertible Preferred Stock; provided that the aggregate number of shares of Newco Common Stock constituting Plan Shares, when taken together with all shares of Newco Common Stock that are or may become issuable upon conversion or exchange of shares of Newco Mandatorily Convertible Preferred Stock constituting Plan Shares, shall not exceed the Maximum Plan Shares.

(v) “Share Determination Date” means 11:59 p.m., New York time, on the sixth trading day prior to the Closing.

(vi) “US Airways Fully Diluted Shares” means, as of a given time, a number of shares of US Airways Common Stock equal to the aggregate number of shares of US Airways Common Stock that would be deemed to be outstanding as of such time for purposes of calculating “diluted earnings per share” under GAAP using the treasury stock method (calculated for the purposes hereof as though all US Airways Options and US Airways Equity Awards were vested notwithstanding the vesting requirements of any agreements related thereto and using the as-if converted method with respect to outstanding convertible securities), except that the average market price used in such calculation shall equal the average of the daily closing price of US Airways Common Stock on the NYSE for each of the twenty (20) trading days ending on (and including) the Share Determination Date. Solely for illustrative purposes, if the Share Determination Date were February 11, 2013, the US Airways Fully Diluted Shares would equal 208,570,0577 shares of Newco Common Stock. US Airways shall deliver to American on the business day immediately following the Share Determination Date a schedule that sets forth, as of the Share Determination Date: (i) the number of outstanding shares of US Airways Common Stock, (ii) a ledger of the outstanding US Airways Options and US Airways Equity Awards, which ledger includes the applicable exercise price, (iii) the principal amount of the outstanding US Airways 7.25% Convertible Notes and outstanding US Airways 7% Convertible Notes, including the applicable conversion price, (iv) a ledger of any other outstanding securities or obligations convertible or exchangeable into or exercisable for US Airways Common Stock, which ledger includes the applicable exercise price or conversion price, and (v) US Airways’ determination of US Airways Fully Diluted Shares (for the avoidance of doubt, each of the foregoing items in clauses (i) through (iv) shall be included in the determination of US Airways Fully Diluted Shares).

2.2 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, a commercial bank, trust company or transfer agent shall be mutually selected by American and US Airways to act as exchange agent (the “Exchange Agent”) for the delivery of the Merger Consideration. At or prior to the Effective Time, American shall deposit with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article II through the Exchange Agent, certificates representing the shares of Newco Common Stock to be delivered as the Merger Consideration (such certificates, whether represented in certificated or non-certificated book-entry form, to the extent applicable, the “Newco Common Certificates”). In addition,

American shall deposit with the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends or other distributions which holders of Certificates have the right to receive pursuant to Section 2.2(c). All such Newco Common Certificates and cash deposited with the Exchange Agent pursuant to this Section 2.2(a) is hereinafter referred to as the “Exchange Fund”.

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Newco shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares were converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration (i) a letter of transmittal in customary form as reasonably agreed by the parties which (A) shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and (B) shall have such other provisions as American and US Airways may reasonably specify and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon proper surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a Newco Common Certificate representing that number of whole shares of Newco Common Stock that such holder has the right to receive in respect of the aggregate number of shares of US Airways Common Stock previously represented by such Certificate pursuant to Section 2.1(c) and a check representing cash in respect of any dividends or other distributions that the holder has the right to receive pursuant to Section 2.2(c), and the Certificate so surrendered shall immediately be canceled. In the event of a transfer of ownership of US Airways Common Stock that is not registered in the transfer records of US Airways, a Newco Common Certificate representing the proper number of shares of Newco Common Stock pursuant to Section 2.1(c) and a check representing cash in respect of any dividends or other distributions that the holder has the right to receive pursuant to Section 2.2(c) may be delivered to a transferee if the Certificate representing such US Airways Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holder of such Certificate has the right to receive in respect of such Certificate pursuant to Section 2.1(c) (and cash in respect of any dividends or other distributions pursuant to Section 2.2(c)). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

(c) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Newco Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Newco Common Stock deliverable upon surrender thereof until the surrender of such Certificate in accordance with this Article II. Subject to escheat or other applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the Certificate, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such number of whole shares of Newco Common Stock that such holder has the right to receive pursuant to Section 2.1(c), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such number of whole shares of Newco Common Stock that such holder has the right to receive pursuant to Section 2.1(c).

(d) No Further Ownership Rights in US Airways Common Stock. The shares of Newco Common Stock delivered and cash paid in accordance with the terms of this Article II upon conversion of any shares of US Airways Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of US Airways Common Stock. From and after the Effective Time, (i) all holders of Certificates shall cease to have any rights as stockholders of US Airways other than the right to receive the Merger Consideration and any dividends or other distributions that holders have the right to receive upon the surrender of such Certificate in accordance with Section 2.2(c), without interest, and

(ii) the stock transfer books of US Airways shall be closed with respect to all shares of US Airways Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of US Airways Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of US Airways Common Stock are presented to the Surviving Corporation, Newco or the Exchange Agent for any reason, such Certificates shall be canceled and exchanged as provided in this Article II.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates for 180 days after the Effective Time shall be delivered to Newco, upon demand, and any holder of Certificates who has not theretofore complied with this Article II shall thereafter look only to Newco for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article II.

(f) No Liability. None of Newco, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by Newco on a daily basis, provided that, subject to Section 2.2(e), no such investment or losses will affect the cash payable to holders of Certificates. Any interest or other amounts received with respect to such investments shall be paid to Newco.

(h) Withholding Rights. Newco, Merger Sub, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable under this Agreement any amounts that it is required to deduct and withhold with respect to such payments under the Code, Treasury Regulations promulgated under the Code, or any provision of state, local or foreign Tax Law. Any amounts so deducted and withheld will be timely paid to the appropriate Governmental Entity and treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Newco, the posting by such Person of a bond, in such reasonable amount as Newco may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.2(e), Newco) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

2.3 American Equity. At the Effective Time, after giving effect to the Confirmation Order and the Plan, all outstanding shares of common stock, par value $1.00 per share, of American (“American Common Stock”) or preferred stock of American, all options to purchase shares of American Common Stock or preferred stock, all awards of any kind consisting of shares of American Common Stock or preferred stock, that have been or may be granted, held, awarded, outstanding, payable or reserved for issuance, and all other equity securities of American, including all securities or obligations convertible or exchangeable into or exercisable for shares of American Common Stock, preferred stock or other equity securities of American, and each other right of any kind, contingent or accrued, to acquire or receive shares of American Common Stock, preferred stock or other equity securities of American, whether upon exercise, conversion or otherwise, whether vested or unvested, will, pursuant to the Plan, and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist. For the avoidance of doubt, the foregoing paragraph does not apply with respect to any Newco Common Stock, Newco Mandatorily Convertible Preferred Stock or any other equity securities or rights to acquire or receive equity securities or any other awards of any kind relating to Newco that are issued in accordance with or pursuant to this Agreement and the Plan.

2.4 No Dissenters’ Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of shares of US Airways Common Stock in connection with the Merger.

ARTICLE III

Representations and Warranties

3.1 Representations and Warranties of American and Merger Sub. Except (i) as set forth in the disclosure letter (subject to Section 7.13(c) of this Agreement) delivered to US Airways by American concurrently with the execution and delivery of this Agreement (the “American Disclosure Letter”), or (ii) to the extent the qualifying nature of such disclosure with respect to a specific representation and warranty is readily apparent therefrom, as set forth in the American Reports filed on or after January 1, 2012 and prior to the date hereof (excluding any disclosures included in any such American Report that are predictive or forward-looking in nature or included in any “risk factor” disclosure), American and Merger Sub each hereby represents and warrants to US Airways that:

(a) Organization, Good Standing and Qualification. Each of American and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to result in an American Material Adverse Effect. American has made available to US Airways complete and correct copies of (i) American’s certificate of incorporation and by-laws, each as amended to date, and (ii) Merger Sub’s certificate of incorporation and by-laws, each as amended to date. As used in this Agreement, the term: (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries or by such Person and any one or more of its respective Subsidiaries; (ii) “Material Adverse Effect” means, with respect to American or US Airways and their respective Subsidiaries, a material adverse effect on the financial condition, assets, liabilities, business or results of operations of such party and its Subsidiaries, taken as a whole, excluding, in each case, any such effect resulting from (I) changes or conditions generally affecting the economy or financial markets, in each case in the United States or any foreign jurisdiction, (II) changes or conditions generally affecting any of the segments of the airline industry in which such party or any of its Subsidiaries operates, (III) increases in the price of fuel, (IV) changes or conditions resulting from divestiture required in order to satisfy Section 5.1(b) hereof, (V) the execution and delivery of this Agreement or the announcement or consummation of the Merger, (VI) any change in applicable Laws or GAAP (or authoritative interpretation thereof), (VII) geopolitical conditions, the outbreak of a pandemic or other widespread health crisis, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement or (VIII) any hurricane, tornado, flood, earthquake, volcano eruption or natural disaster; provided, however, any such effect referred to in clauses (II), (VI) or (VIII) may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur to the extent (but only to the extent) such effect has a materially disproportionate impact on such party or its Subsidiaries relative to other air carriers operating in the airline industry; and (iii) “American Material Adverse Effect” means a Material Adverse Effect as applicable to American and its Subsidiaries, taken as a whole.

(b) Capital Structure.

(i) Upon the Closing and after giving effect to the Confirmation Order and the Plan, the authorized capital stock of Newco shall consist of 1,750,000,000 shares of Newco Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share, of Newco. At the time of issuance, all shares of Newco Common Stock that may be issued pursuant to Article II of this Agreement or upon the exercise or vesting of, or pursuant to, Converted US Airways Options and Converted US Airways Equity Awards or upon the conversion of the Converted US Airways 7.25% Convertible Notes or the Converted US Airways 7% Convertible Notes, will be duly authorized and validly issued and fully paid, nonassessable, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Newco Charter, the Newco By-Laws of Newco or any Contract to which Newco is a party or by which it is otherwise bound. At the time of issuance, all Plan Shares issued pursuant to the Plan will be issued in compliance with the registration requirements under the Securities Act and any applicable “blue sky” laws or will otherwise be exempt from such registration requirements pursuant to section 1145 of the Bankruptcy Code.

(ii) Except (A) for the awards to be issued to employees of American and its Subsidiaries as contemplated by Section 4.10(d), (B) for the shares of Newco Common Stock to be issued pursuant to Article II of this Agreement and Plan Shares to be issued pursuant to the Plan, or (C) for the shares of Newco Common Stock to be issued upon the exercise, conversion or vesting of Converted US Airways Options and Converted US Airways Equity Awards or upon the conversion of the Converted US Airways 7.25% Convertible Notes or the Converted US Airways 7% Convertible Notes, upon the Closing and after giving effect to the Confirmation Order and the Plan, (1) there will be no shares of Newco Common Stock, Newco Mandatorily Convertible Preferred Stock or any other shares of capital stock of Newco issued, reserved for issuance or outstanding or held by Newco and (2) there will be no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, deferred shares, performance shares, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Newco or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Newco or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Newco or any of its Subsidiaries, and no securities or obligations evidencing such rights will be authorized, issued or outstanding.

(iii) Except as set forth in Section 3.1(b)(iii) of the American Disclosure Letter, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of American are owned by American, directly or indirectly, all such shares or equity ownership interests are set forth in Section 3.1(b)(iii) of the American Disclosure Letter, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except as set forth in Section 3.1(b)(iii) of the American Disclosure Letter, and except for the capital stock or other equity ownership interests of the Subsidiaries of American, as of the date of this Agreement, American does not beneficially own directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

(iv) Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 1,000 shares are issued and outstanding. American is, and at the Effective Time will be, the legal and beneficial owner of all of the issued and outstanding shares of capital stock of Merger Sub. All of the issued and outstanding shares of capital stock of Merger Sub are, and at the Effective Time will be, validly issued, fully paid and non-assessable. Merger Sub was formed at the direction of American prior to the date hereof, solely for the purposes of effecting the Merger and the other transactions contemplated hereby. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(c) Corporate Authority; Approval.

(i) Subject to the entry by the Bankruptcy Court of the Merger Support Order, (x) each of American and Merger Sub have all requisite corporate power and authority and have taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and, subject to the entry of the Confirmation Order and the occurrence of the effective date under the Plan, to consummate the Merger, and (y) this Agreement is a valid and binding agreement of American and Merger Sub enforceable against American and Merger Sub in accordance with its terms.

(ii) The Board of Directors of American has, as of the date of this Agreement, declared that the Merger and the other transactions contemplated hereby are advisable and in the best interests of American and the stakeholders of the Debtors and has approved and adopted this Agreement, which approval and adoption have not been rescinded or modified.

(iii) The Board of Directors of Merger Sub has, as of the date of this Agreement, declared that the Merger and the other transactions contemplated hereby are advisable and the Board of Directors and sole stockholder of Merger Sub have approved and adopted this Agreement, which approval and adoption have not been rescinded or modified.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Other than the notices, reports, filings, consents, registrations, approvals, permits or authorizations (A) pursuant to Section 1.3; (B) required under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the European Community Council Regulation No. 139/2004 (the “EU Merger Regulation”), and any other applicable foreign antitrust, competition or similar Laws; (C) required under the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any applicable state securities or “blue sky” laws, and the rules and regulations promulgated under any of the foregoing; (D) with, from or to the Federal Aviation Administration (the “FAA”), the United States Department of Transportation (the “DOT”), the Federal Communications Commission (the “FCC”), and the Department of Homeland Security (the “DHS”), including the U.S. Transportation Security Administration (the “TSA”); (E) with, from or to NYSE, The NASDAQ Stock Market (“NASDAQ”) or the Financial Industry Regulatory Authority, Inc.; and (F) with, from or to any applicable foreign Governmental Entities regulating any aspect of the airline industry, no notices, reports or other filings are required to be made by American or any of its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by American or any of its Subsidiaries from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”) (subject and after giving effect to any required approvals of the Bankruptcy Court (including to the extent applicable, the Confirmation Order confirming the Plan) and the Plan), in connection with the execution, delivery and performance of this Agreement by American and the consummation by American and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, (i) reasonably be expected to result in an American Material Adverse Effect or (ii) reasonably be expected to prevent, materially delay or materially impair the ability of American and its Subsidiaries to consummate the Merger and the other transactions contemplated hereby.

(ii) Except as set forth in Section 3.1(d)(ii) of the American Disclosure Letter, and subject to the entry by the Bankruptcy Court of the Merger Support Order and the Confirmation Order, the execution, delivery and performance of this Agreement by American and Merger Sub do not, and the consummation by American and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of American or Merger Sub or the comparable governing documents of any other Subsidiaries of American; (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, or the creation, increase or acceleration of any obligations under any agreement, lease, license, contract, note, mortgage, indenture or other legally binding obligation (a “Contract”) that (i) was entered into prior to the commencement of the Cases and has been assumed by the Debtors as of the date of this Agreement or as of the Closing Date, (ii) was entered into after the commencement of the Cases and is binding upon the Debtors, (iii) was entered into prior to the commencement of the Cases but is a type of Contract that can neither be assumed or rejected by the Debtors in connection with the Cases but will be binding upon the Debtors upon Closing after giving effect to the Confirmation Order and the occurrence of the effective date under the Plan or (iv) was entered into prior to or after the commencement of the Cases and is binding upon any non-Debtor Subsidiary of American (each of the foregoing, a “Binding American Contract”) or, assuming (solely with respect to performance of this Agreement and consummation by American and Merger Sub of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 3.1(d)(i), any Law or governmental or non-governmental permit or license to which American or any of its Subsidiaries is subject; or (C) with or without notice, lapse of time or both, the creation of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”) on any of the assets of American or any of its Subsidiaries pursuant to any Binding American Contract, including any loan agreement or any other indebtedness agreement or instrument of indebtedness, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, increase, acceleration or Lien that would not, individually or in the aggregate, (i) reasonably be expected to result in an American Material Adverse Effect or (ii) reasonably be expected to prevent, materially delay or materially impair the ability of American and its Subsidiaries to consummate the Merger and the other transactions contemplated hereby.

(e) American Reports; Financial Statements.

(i) American and each Subsidiary has filed or furnished all forms, statements, schedules, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) pursuant to applicable securities statutes, regulations, policies and rules since December 31, 2011 (the “American Audit Date”) (the forms, statements, schedules, reports and documents filed or furnished with the SEC since the American Audit Date and those filed or furnished with the SEC subsequent to the date of this Agreement and prior to the Effective Time, if any, including any amendments thereto, the “American Reports”). Except as set forth in Section 3.1(e)(i) of the American Disclosure Letter, each of the American Reports, at the time of its filing, complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and complied in all material respects with the then applicable accounting standards. As of their respective dates (or, if amended, as of the date of such amendment), the American Reports did not, and any American Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed American Report. The American Reports included or will include all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (the “SOX Act”), and the internal control report and attestation of American’s outside auditors required by Section 404 of the SOX Act.

(ii) Each of the consolidated balance sheets included in or incorporated by reference into the American Reports (including the related notes and schedules) fairly presents, or, in the case of American Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of American and any other entity included therein and their respective Subsidiaries as of its date, and each of the consolidated statements of operations, stockholders’ equity (deficit) and cash flows included in or incorporated by reference into the American Reports (including any related notes and schedules) fairly presents, or in the case of American Reports filed after the date hereof, will fairly present, in all material respects, the net income, total stockholders’ equity and net increase (decrease) in cash and cash equivalents, as the case may be, of American and any other entity included therein and their respective Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of full notes and normal year-end adjustments that are not expected to be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(iii) The management of American (x) has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that material information relating to American, including its consolidated Subsidiaries, is made known to the management of American by others within those entities, and (y) has disclosed, based on its most recent evaluation, to American’s outside auditors and the audit committee of the Board of Directors of American (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect American’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in American’s internal controls over financial reporting. Since the American Audit Date, any material change in internal control over financial reporting required to be disclosed in any American Report has been so disclosed.

(iv) Since the American Audit Date, neither American nor any of its Subsidiaries nor, to American’s Knowledge, any director, officer, employee, auditor, accountant or representative of American or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of American or any of its Subsidiaries or their respective internal accounting controls relating to periods after the American Audit Date, including any material complaint, allegation, assertion or claim that American or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing which have no reasonable basis). “American’s Knowledge” shall mean the knowledge of those individuals listed in Section 3.1(e)(iv) of the American Disclosure Letter, after reasonable inquiry.

(v) Except as set forth in Section 3.1(e)(v) of the American Disclosure Letter, there are no liabilities or obligations of American or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances that would reasonably be expected to result in any obligations or liabilities of, American or any of its Subsidiaries, other than: (A) liabilities or obligations to the extent (I) accrued and reflected on the consolidated balance sheet of American or (II) disclosed in the notes thereto, in accordance with GAAP, in each case included in American’s quarterly report on Form 10-Q for the period ended September 30, 2012 or in American’s annual report on Form 10-K for the period ended December 31, 2011; (B) liabilities or obligations incurred in the ordinary course of business since December 31, 2011; (C) performance obligations under Contracts required in accordance with their terms, or performance obligations, to the extent required under applicable Law, in each case to the extent arising after the date hereof; or (D) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to result in an American Material Adverse Effect.

(f) Absence of Certain Changes. Except as set forth in Section 3.1(f) of the American Disclosure Letter, from the American Audit Date to the date of this Agreement, American and its Subsidiaries have conducted their respective businesses only in accordance with, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses and the orders of the Bankruptcy Court for the operation of American. Since the American Audit Date, there has not been any American Material Adverse Effect or any event, occurrence, discovery or development which would, individually or in the aggregate, reasonably be expected to result in an American Material Adverse Effect.

(g) Litigation. Other than the Cases and the proceedings therein, or as otherwise disclosed in American Reports filed prior to the date hereof or as set forth in Section 3.1(g) of the American Disclosure Letter, there are no (A) civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or proceedings pending or, to American’s Knowledge, threatened against American or any of its Subsidiaries (excluding any claims against the Debtors filed in the Cases) or (B) litigations, arbitrations, investigations or other proceedings, or injunctions or final judgments relating to, pending or, to American’s Knowledge, threatened against American or any of its Subsidiaries before any Governmental Entity (excluding any claims against the Debtors filed in the Cases), including the FAA, except in the case of either clause (A) or (B), for those that would not, individually or in the aggregate, reasonably be expected to result in an American Material Adverse Effect. None of American or any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which would, individually or in the aggregate, (i) reasonably be expected to result in an American Material Adverse Effect or (ii) reasonably be expected to prevent, materially delay or materially impair the ability of American and its Subsidiaries to consummate the Merger and the other transactions contemplated hereby.

(h) Employee Benefits.

(i) Section 3.1(h)(i) of the American Disclosure Letter contains, as of the date of this Agreement, a true and complete list of each material American Compensation and Benefit Plan, except with respect to that certain letter agreement, which is attached hereto as Exhibit G. “American Compensation and Benefit Plan” means each employment agreement, and each bonus, deferred compensation, incentive compensation, equity compensation, severance pay, change in control, medical, life insurance, profit-sharing, pension, retirement, retiree medical, fringe benefit and each other material employee benefit plan, program or agreement as to which American or any of its Subsidiaries has any liability, contingent or otherwise, for the benefit of, with or relating to any current or former employee, officer or director of American or any of its Subsidiaries, excluding any governmental plan or program or any statutory obligation.

(ii) With respect to each of the material American Compensation and Benefit Plans, American has heretofore delivered or made available to US Airways true and complete copies of each of the following documents: (A) the American Compensation and Benefit Plan and most recent trust agreement and insurance contract (including all amendments thereto), if any; (B) the most recent annual report, actuarial report, and financial statement, if any; (C) the most recent Summary Plan Description, together with each Summary of Material Modifications, required under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) with respect to such American Compensation and Benefit Plan, if any; and (D) the most recent determination letter received from the Internal Revenue Service (the “IRS”) with respect to each American Compensation and Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

(iii) Except to the extent covered by the Plan or as would not, individually or in the aggregate, have an American Material Adverse Effect, and except as set forth in Section 3.1(h)(iii) of the American Disclosure Letter, all obligations in respect of each American Compensation and Benefit Plan have been properly accrued and reflected on the most recent consolidated statement of operations and consolidated balance sheet filed or incorporated by reference in the American Reports as of the respective dates of such balance sheet or report to the extent required by GAAP.

(iv) None of the American Compensation and Benefit Plans is a “multiple employer welfare arrangement,” as such term is defined in Section 3(40) of ERISA, or single employer plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063(a) of ERISA or a “multiemployer plan,” as such term is defined in Section 4001(a)(3) of ERISA. Except as set forth in Section 3.1(h)(iv) of the American Disclosure Letter, the IRS has issued a favorable determination letter in respect of each of the American Compensation and Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code and neither American nor any of its Subsidiaries is aware of any circumstances that could reasonably be expected to result in the revocation of such letter. Each of the American Compensation and Benefit Plans that is intended to satisfy the requirements of Section 125 or 501(c)(9) of the Code satisfies such requirements, except as would not, either individually or in the aggregate, reasonably be expected to have an American Material Adverse Effect. Each of the American Compensation and Benefit Plans has been operated and administered in accordance with its terms and applicable Laws, including but not limited to ERISA and the Code, except as would not, either individually or in the aggregate, reasonably be expected to have an American Material Adverse Effect.

(v) As of the date of this Agreement no participants are accruing or will accrue any benefits for service after the date hereof, other than accruing service for purposes of vesting into retirement benefits accrued prior to the date hereof, and eligibility for early retirement subsidies on benefits accrued prior to the date hereof, under any American Compensation and Benefit Plan which is subject to Title IV of ERISA (an “American DB Plan”). Each participant in an American DB Plan was provided notice in a timely manner under Section 204(h) of ERISA regarding the cessation of benefit accruals under the American DB Plan. Except as set forth in Section 3.1(h)(v) of the American Disclosure Letter, the plan assets of each American DB Plan equals or exceeds the benefit liabilities of such American DB Plan assuming each American DB Plan was terminated in a standard termination under Section 4041 of ERISA as of the date of this Agreement. Except as set forth in Section 3.1(h)(v) of the American Disclosure Letter, neither American nor any of its Subsidiaries has any outstanding liability for any minimum required contributions under Sections 412 or 430 of the Code or Sections 302 and 303 of ERISA or any premiums due but unpaid to the Pension Benefit Guaranty Corporation. Except as set forth in Section 3.1(h)(v) of the American Disclosure Letter, all defined benefit pension plans of the Debtors have been frozen and the pilot pension plan lump sum distribution right has been terminated.

(vi) Except for claims filed or expunged in connection with the Cases, or as set forth in Section 3.1(h)(vi) of the American Disclosure Letter, there are no claims pending, or, to American’s Knowledge, threatened or anticipated (other than routine claims for benefits) against any American Compensation and Benefit Plan, the assets of any American Compensation and Benefit Plan or against American or any of its Subsidiaries with respect to any American Compensation and Benefit Plan. Except in connection with the Cases, there is no judgment, decree, injunction, rule or order of any court, governmental body, commission, agency or arbitrator outstanding against or in favor of any American Compensation and Benefit Plan or any fiduciary thereof (other than rules of general applicability). There are no pending or, to American’s Knowledge, threatened audits or investigations by any governmental body, commission or agency involving any American Compensation and Benefit Plan, that would, individually or in the aggregate, reasonably be expected to have an American Material Adverse Effect.

(vii) Except as set forth in Section 3.1(h)(vii) of the American Disclosure Letter, the transactions contemplated under this Agreement shall not, by themselves or in coordination with any other event or condition, result in (A) any increase in the amount of any payment to any current or former employee, consultant or director of American or any of its Subsidiaries, or (B) accelerate the vesting, time of payment or funding of any compensation or benefits, or right to any compensation or benefits, of any current or former employee, consultant or director of American or any of its Subsidiaries.

(viii) With respect to each American Compensation and Benefit Plan that primarily provides benefits or compensation to non-U.S. employees and is maintained subject to the Laws of any jurisdiction outside of the United States (the “American Foreign Plans”): (A) such American Foreign Plan complies in all material respects in form and operation in accordance with all applicable Laws; (B) except as could not reasonably be expected to result in a material liability, if an American Foreign Plan is intended to qualify for special Tax treatment, such plan meets all requirements for such treatment; (C) if required under applicable Laws to be funded and/or book-reserved, such American Foreign Plan is funded and/or book reserved, as appropriate, to the extent so required by applicable Laws; and (D) there are no going-concern unfunded actuarial liabilities, past service unfunded liabilities, solvency deficiencies or contribution holidays with respect to any of the American Foreign Plans.

(i) Compliance with Laws; Licenses.

(i) The businesses of each of American and its Subsidiaries have not been conducted in violation of any material federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit, of any Governmental Entity (collectively, “Laws”) or any applicable operating certificates, common carrier obligations, airworthiness directives (“ADs”), Federal Aviation Regulations (“FARs”) or any other rules, regulations, directives or policies of the FAA, DOT, FCC, DHS or any other Governmental Entity, except for such violations that would not, individually or in the aggregate, reasonably be expected to result in an American Material Adverse Effect. Except as set forth in Section 3.1(i)(i) of the American Disclosure Letter, no investigation or review by any Governmental Entity with respect to American or any of its Subsidiaries is pending or, to American’s Knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for any such investigations or reviews that would not, individually or in the aggregate, reasonably be expected to result in an American Material Adverse Effect. Except as set forth in Section 3.1(i)(i) of the American Disclosure Letter, each of American and its Subsidiaries has obtained and is in substantial compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders required, issued or granted by the FAA, DOT or any other Governmental Entity applicable to it (“Licenses”) necessary to conduct its business as presently conducted, except for any failures to have or to be in compliance with such Licenses which would not, individually or in the aggregate, reasonably be expected to result in an American Material Adverse Effect. The representations and warranties contained in this Section 3.1(i) shall not apply to the following applicable Laws to the extent applicable to American and its Subsidiaries (or Licenses required under such applicable Laws): (i) ERISA and other applicable Laws regarding employee benefit matters, which are exclusively governed by Section 3.1(h), (ii) applicable Laws regarding Taxes, which are exclusively governed by Section 3.1(h) and Section 3.1(n), (iii) Environmental Laws, which are exclusively governed by Section 3.1(m), and (iv) applicable Laws regarding labor matters, which are exclusively governed by Section 3.1(o).

(ii) Each of American and its Subsidiaries is in compliance with the rules and regulations of the Governmental Entity issuing such Licenses, except in each instance for any failures to be in compliance which would not, individually or in the aggregate, reasonably be expected to result in an American Material Adverse Effect. There is not pending or, to American’s Knowledge, threatened before the FAA, DOT or any other Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against American or any of its Subsidiaries relating to any of the Licenses, except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to result in an American Material Adverse Effect. The actions of the applicable Governmental Entities granting all Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to American’s Knowledge, threatened, any material application, petition, objection or other pleading with the FAA, DOT or any other Governmental Entity which challenges or questions the validity of or any rights of the holder under any License, except as set forth in Section 3.1(i)(ii) of the American Disclosure Letter and except, for any of the foregoing, that would not, individually or in the aggregate, reasonably be expected to result in an American Material Adverse Effect.

(j) Material Contracts. Except, in each case, as listed in Section 3.1(j) of the American Disclosure Letter:

(i) As of the date of this Agreement, neither American nor any of its Subsidiaries is a party to or bound by any Contract (other than Contracts rejected in connection with the Cases as of the date of this Agreement) required pursuant to Item 601 of Regulation S-K under the Securities Act to be filed as an exhibit to American’s Annual Report on Form 10-K for the year ended December 31, 2011, or on any Quarterly Report on Form 10-Q or Current Report on Form 8-K filed by American since December 31, 2011, which has not been so filed.

(ii) As of the date of this Agreement, neither American nor any of its Subsidiaries is a party to or is bound by any Contract (other than Contracts rejected in connection with the Cases as of the date of this Agreement) that is: (A) a non-competition Contract or other Contract (other than the American CBAs) that (I) purports to limit in any material respect (including pursuant to an exclusivity provision that is material to the operation of the business of American and its Subsidiaries, taken as a whole) either the type of business in which American or its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business, or (II) could require the disposition of any material assets or line of business of American or any of its Subsidiaries; (B) a material joint venture, partnership or business alliance Contract; (C) a capacity purchase, regional carrier or similar Contract; (D) a material co-branded credit card or credit card processing Contract; or (E) a Contract pursuant to which any indebtedness is outstanding or may be incurred (except for any Contract pursuant to which the aggregate principal amount of such indebtedness cannot exceed $200,000,000).

(iii) All Contracts (other than Contracts rejected in connection with the Cases as of the date of this Agreement or rejected in connection with the Cases after the date hereof in accordance with this Agreement)

that have been filed as an exhibit to American’s Annual Report on Form 10-K for the year ended December 31, 2011, or on any Quarterly Report on Form 10-Q or Current Report on Form 8-K filed by American since December 31, 2011, and all Contracts listed in Section 3.1(j)(ii) of the American Disclosure Letter, together with all amendments, exhibits and schedules to such Contracts, shall constitute the “American Material Contracts.”

(iv) A true and complete copy of each American Material Contract has previously been delivered or made available to US Airways (subject to applicable confidentiality restrictions) and each American Material Contract that is a Binding American Contract is a valid and binding agreement of American or one of its Subsidiaries, as the case may be, and is, or will be, in full force and effect, except to the extent it has previously expired in accordance with its terms or if the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have an American Material Adverse Effect. Neither American nor any of its Subsidiaries is in default or breach under the terms of any American Material Contract that is a Binding American Contract, which default or breach would, individually or in the aggregate, reasonably be expected to result in an American Material Adverse Effect.

(k) Real Property.

(i) Section 3.1(k)(i) of the American Disclosure Letter sets forth, as of the date hereof, the fee owner and address of all material real property owned by American and its Subsidiaries (the “American Owned Real Property”). Except as set forth in Section 3.1(k)(i) of the American Disclosure Letter, with respect to such American Owned Real Property, (A) each identified owner thereof has good, marketable, indefeasible fee simple title to such American Owned Real Property, free and clear of any Encumbrance; (B) there are no outstanding options, rights of first offer or rights of first refusal to purchase such American Owned Real Property or any material portion thereof or interest therein; (C) neither American nor any of its Subsidiaries is a party to any Contract or option to purchase any material real property or interest therein; and (D) there does not exist any actual, pending or, to American’s Knowledge, threatened condemnation or eminent domain proceedings that affect any American Owned Real Property, and neither American nor any of its Subsidiaries has received any written notice of the intention of any Governmental Entity or other Person to take or use any American Owned Real Property.

(ii) Section 3.1(k)(ii) of the American Disclosure Letter sets forth, as of the date hereof, the address of each lease, sublease, license, concession and other agreement (written or oral) pursuant to which American or any of its Subsidiaries hold a leasehold or subleasehold estate in real property which requires payments by American or any Subsidiary of American in excess of $25,000,000 per annum (collectively, the “American Leased Real Property” and, together with American Owned Real Property, the “American Real Property”). True and complete copies of all Contracts (other than Contracts rejected in connection with the Cases as of the date of this Agreement) pertaining to the American Leased Real Property (each, an “American Lease”) have been made available to US Airways prior to the date hereof. With respect to American Leased Real Property and each American Lease that is a Binding American Contract, (A) each such American Lease is in full force and effect and is valid and enforceable in accordance with its terms; (B) there is no default under any such American Lease either by American, any of its Subsidiaries or, to American’s Knowledge, by any other party thereto; (C) neither American nor any of its Subsidiaries has received or delivered a written notice of default or objection to any party to any such American Lease to pay and perform its obligations, and, to American’s Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or default, or permit the termination, modification or acceleration of rent under such American Lease; and (D) American or one of its Subsidiaries, as applicable, holds a good and valid leasehold interest in all American Leased Real Property free and clear of all Encumbrances.

(iii) For purposes of this Section 3.1(k) only, “Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset except for (A) specified encumbrances described in Section 3.1(k)(iii) of the American Disclosure Letter; (B) encumbrances that arise under zoning, land use and other similar Laws and other similar imperfections of title; (C) Liens for Taxes excluded from the Lien representation in

Section 3.1(n) or other governmental charges not yet due and payable or not yet delinquent; (D) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of American, or the validity or amount of which is being contested in good faith by appropriate proceedings; and (E) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of American Owned Real Property or American Leased Real Property to which they relate or the conduct of the business of American and its Subsidiaries as presently conducted.

(l) Takeover Statutes. The Board of Directors of each of American and Merger Sub has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions DGCL Section 203, to the extent applicable. To American’s Knowledge, no other state takeover or similar statute or regulation (each, a “Takeover Statute”) is applicable to the Merger or the other transactions contemplated by this Agreement.

(m) Environmental Matters.

(i) Except as set forth in Section 3.1(m) of the American Disclosure Letter, and except for such matters as would not, individually or in the aggregate, reasonably be expected to result in an American Material Adverse Effect: (A) American and its Subsidiaries have complied at all times with all applicable Environmental Laws; (B) no property currently owned, leased or operated by American or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance in a manner that is or could reasonably be expected to require Removal, Remedial or Response Action, that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability; (C) American and its Subsidiaries have no information that any property formerly owned, leased or operated by American or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership, leasehold, or operation, in a manner that is or could reasonably be expected to require Removal, Remedial or Response Action, that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability; (D) neither American or any of its Subsidiaries, nor, to American’s Knowledge, any other Person whose Environmental Liabilities American or its Subsidiaries have retained or assumed, either contractually or by operation of law, has incurred in the past or is now subject to any Environmental Liabilities; (E) in the past five (5) years neither American nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that American or any of its Subsidiaries may be in violation of or subject to any Environmental Liability; (F) neither American nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, concerning any Environmental Liability or otherwise relating to any Hazardous Substance or any environmental matter; (G) there is no Removal, Remedial or Response Action being undertaken on any property currently owned, leased or operated by American or any of its Subsidiaries; and (H) there are no other circumstances or conditions involving American or any of its Subsidiaries that could reasonably be expected to result in any Environmental Liability.

(ii) As used in this Agreement, the term “Environmental Laws” means all Laws relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, Release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, electromagnetic fields, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

(iii) As used in this Agreement, the term “Environmental Liability” means any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are: (A) related to environment, health or safety issues (including on-site or off-site contamination by Hazardous Substances of surface or subsurface soil or water, natural resource damages and occupational safety and health); and (B) based upon (I) any provision of Environmental Laws or (II) any order, consent, decree, writ, injunction or judgment issued or otherwise imposed by any Governmental Entity. The term

“Environmental Liability” includes any: (A) fines, penalties, judgments, awards, settlements, losses, damages (including consequential damages), costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental, health or safety matters; (B) defense and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental, health or safety matters; and (C) financial responsibility for (x) cleanup costs and injunctive relief, including any Removal, Remedial or Response Actions, and natural resource damages, and (y) other Environmental Laws compliance or remedial measures.

(iv) As used in this Agreement, the term “Hazardous Substance” means any “hazardous substance” and any “pollutant or contaminant” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”); any “hazardous waste” as that term is defined in the Resource Conservation and Recovery Act (“RCRA”); and any “hazardous material” as that term is defined in the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), as amended (including as those terms are further defined, construed, or otherwise used in rules, regulations, standards, orders, guidelines, directives, and publications issued pursuant to, or otherwise in implementation of, said Laws); and including, without limitation, any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.

(v) As used in this Agreement, the term “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance or other material).

(vi) As used in this Agreement, the term “Removal, Remedial or Response Actions” means all actions required to: (1) cleanup, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (2) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

(n) Taxes. Except as would not, individually or in the aggregate, reasonably be expected to result in an American Material Adverse Effect, American and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; and (ii) have paid all Taxes that are required to be paid or that American or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith for which adequate reserves have been established on the most recent consolidated balance sheet included in or incorporated into the American Reports. As of the date hereof, except as would not, individually or in the aggregate, reasonably be expected to result in an increase in Taxes that is material to American, there are no audits, examinations, investigations or other proceedings, in each case, pending or threatened in writing, in respect of Taxes or Tax matters. American has made available to US Airways true and correct copies of the United States federal income Tax Returns filed by American and its Subsidiaries for each of the fiscal years ended December 31, 2011 and 2010. None of American or its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law). Neither American nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a “reorganization” with the meaning of Section 368(a) of the Code. There are no Liens for Taxes on any asset of American or any of its Subsidiaries, except for Liens for Taxes not yet due and payable or not yet delinquent, Liens for Taxes being contested in good faith for which appropriate reserves have been established on the most recent consolidated balance sheet included in or incorporated into the

American Reports, and Liens for Taxes that would not, individually or in the aggregate, reasonably be expected to result in an American Material Adverse Effect.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, escheat, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns, reports and other documents (including elections, declarations, disclosures, schedules, estimates and information returns) required or permitted to be supplied to a Tax authority relating to Taxes.

(o) Labor Matters.

(i) American has made available to US Airways true and complete copies of all collective bargaining agreements, works council agreements, work rules and practices and other labor union Contracts, terms sheets, memoranda of understanding or similar agreements (including all amendments thereto) applicable to any employees of American or any of its Subsidiaries as of the date of this Agreement with respect to their employment with American or any of its Subsidiaries (the “American CBAs”), each of which is set forth in Section 3.1(o)(i) of the American Disclosure Letter. Except as set forth in Section 3.1(o)(i) of the American Disclosure Letter, as of the date of this Agreement, none of American or any of its Subsidiaries has breached or otherwise failed to comply with any provision of any American CBA that is a Binding American Contract, except for any breaches or failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to result in an American Material Adverse Effect.

(ii) Except as set forth in Section 3.1(o)(ii) of the American Disclosure Letter:

(A) No labor union, labor organization or group of employees of American or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with any labor relations tribunal or authority. To American’s Knowledge, there are no labor union organizing activities pending or threatened with respect to any employees of American or any of its Subsidiaries.

(B) There is no material labor dispute, strike, slowdown, work stoppage or lockout, or to American’s Knowledge, threat thereof by or with respect to any employee of American or any of its Subsidiaries.

(C) There are no arbitrations, written grievances or written complaints outstanding or, to American’s Knowledge, threatened against American or any of its Subsidiaries under any American CBAs, except for such matters as would not, individually or in the aggregate, reasonably be expected to result in an American Material Adverse Effect. Neither American nor any of its Subsidiaries is in receipt of written notice of any material statutory disputes or unfair labor practice charges.

(iii) The execution, delivery and performance of this Agreement by American and Merger Sub do not, and the consummation by American and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in a breach or violation of, a termination (or right of termination) or a default under, or the creation, increase, triggering or acceleration of any obligations or rights of any kind (including under any change of control type provisions) or result in any material changes under, or increase in compensation paid under, the American CBAs.

(p) Intellectual Property and IT Assets. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in an American Material Adverse Effect:

(i) All Patents, patent applications, Trademark and Copyright registrations and applications for registration, and Internet domain name registrations claimed to be owned by American or its Subsidiaries are owned exclusively by American or such Subsidiaries and are subsisting and, to American’s Knowledge, valid and enforceable.

(ii) Except as set forth in Section 3.1(p)(ii) of the American Disclosure Letter, American and/or each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property necessary to conduct the business of American and its Subsidiaries as currently conducted, all of which rights shall in all material respects survive unchanged the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereunder.

(iii) Except as set forth in Section 3.1(p)(iii) of the American Disclosure Letter, the conduct of the business as currently conducted by American and its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third Person and in the three (3) year period immediately preceding the date of this Agreement, there has been no such claim, action or proceeding asserted, or to American’s Knowledge threatened against American or its Subsidiaries or any indemnitees thereof. Except as set forth in Section 3.1(p)(iii) of the American Disclosure Letter, there is no claim, action or proceeding asserted, or to American’s Knowledge threatened, against American or its Subsidiaries or any indemnitees thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property claimed to be owned or held by American or its Subsidiaries or used or alleged to be used in the business of American or its Subsidiaries.

(iv) Except as set forth in Section 3.1(p)(iv) of the American Disclosure Letter, to American’s Knowledge, no third Person has, in the three (3) year period immediately preceding the date of this Agreement, infringed, misappropriated or otherwise violated the Intellectual Property rights of American or its Subsidiaries. Except as set forth in Section 3.1(p)(iv) of the American Disclosure Letter, there are no claims, actions or proceedings asserted or threatened by American, or decided by American to be asserted or threatened, that (A) a third Person infringes, misappropriates or otherwise violates, or in the three (3) year period immediately preceding the date of this Agreement, infringed, misappropriated or otherwise violated, the Intellectual Property rights of American or its Subsidiaries; or (B) a third Person’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms the Intellectual Property rights of American or its Subsidiaries.

(v) American and its Subsidiaries have taken reasonable measures to protect the confidentiality of all material Trade Secrets that are owned, used or held by American and its Subsidiaries and, to American’s Knowledge, such material Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached.

(vi) Except as set forth in Section 3.1(p)(vi) of the American Disclosure Letter, the IT Assets of American and its Subsidiaries operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by American and its Subsidiaries for the operation of their respective businesses, and have not malfunctioned or failed within the three (3) year period immediately preceding the date of this Agreement. To American’s Knowledge, no Person has gained unauthorized access to such IT Assets. Except as set forth in Section 3.1(p)(vi) of the American Disclosure Letter, American and its Subsidiaries have implemented and maintained for the three (3) year period immediately preceding the date of this Agreement reasonable and sufficient backup and disaster recovery technology consistent with industry practices.

As used in this Agreement:

(1) “Computer Software” means all computer software and databases (including, without limitation, source code, object code, and all related documentation).

(2) “Intellectual Property” means, collectively, all United States and foreign (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (collectively, “Trademarks”); (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues (collectively, “Patents”); (iii) trade secrets and confidential information and know-how, including confidential processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) all rights in published and unpublished works of authorship, whether copyrightable or not (including without limitation Computer Software and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”); (v) moral rights, rights of publicity and rights of privacy; and (vi) all other intellectual property or proprietary rights.

(3) “IT Assets” means computers, Computer Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation.

(q) Foreign Corrupt Practices Act; UK Bribery Act. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a material adverse impact on the ability of American and its Subsidiaries to conduct their operations in the ordinary course of business:

(i) American and its Subsidiaries have developed and implemented a compliance program which includes corporate policies and procedures to ensure compliance with the Foreign Corrupt Practices Act, as amended (the “Foreign Corrupt Practices Act”) and the U.K. Bribery Act 2010, as amended (the “UK Bribery Act”).

(ii) In connection with its compliance with the Foreign Corrupt Practices Act and the UK Bribery Act, there are no adverse or negative past performance evaluations or ratings by the U.S. or U.K. governments, or any voluntary disclosures under the Foreign Corrupt Practices Act and/or the UK Bribery Act, any enforcement actions or threats of enforcement actions, or any facts that, in each case, could result in any adverse or negative performance evaluation related to the Foreign Corrupt Practices Act and/or the UK Bribery Act.

(iii) American and its Subsidiaries have not been notified in writing of any actual or alleged violation or breach of the Foreign Corrupt Practices Act and/or the UK Bribery Act.

(iv) None of American or its Subsidiaries has undergone and is undergoing any audit, review, inspection, investigation, survey or examination of records relating to American’s or any of its Subsidiaries’ compliance with the Foreign Corrupt Practices Act and/or the UK Bribery Act, and, to American’s Knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records.

(v) American and its Subsidiaries have not been and are not now under any administrative, civil or criminal investigation, charge or indictment involving alleged false statements, false claims or other improprieties relating to American’s or any of its Subsidiaries’ compliance with the Foreign Corrupt Practices Act and/or the UK Bribery Act, nor, to American’s Knowledge, is there any basis for any such investigation or indictment.

(vi) American and its Subsidiaries have not been and are not now a party to any administrative or civil litigation involving alleged false statements, false claims or other improprieties relating to American’s or any of its Subsidiaries’ compliance with the Foreign Corrupt Practices Act and/or the UK Bribery Act, nor, to American’s Knowledge, is there any basis for any such proceeding.

(r) Aircraft.

(i) Section 3.1(r)(i) of the American Disclosure Letter sets forth a true and complete list of all aircraft owned or leased by American or any of its Subsidiaries as of January 31, 2013 (the “American Aircraft”), including a description of the type and registration number of each such American Aircraft and the delivery date, manufacture date or age of such American Aircraft, as the case may be. All American Aircraft owned or leased by American or any of its Subsidiaries are being maintained according to applicable FAA regulatory standards and the FAA-approved maintenance program of American and its Subsidiaries and, except with respect to American Aircraft in storage or undergoing maintenance, are in airworthy condition. American and its Subsidiaries have implemented maintenance schedules with respect to their respective American Aircraft and engines that, if complied with, would result in the satisfaction of all requirements under all applicable ADs and FARs required to be complied with in accordance with the FAA-approved maintenance program of American and its Subsidiaries, and American and its Subsidiaries are in compliance with such maintenance schedules in all material respects (except with respect to American Aircraft in storage) and currently have no reason to believe that they will not satisfy any component of such maintenance schedules on or prior to the dates specified in such maintenance schedules (except with respect to American Aircraft in storage).

(ii) Section 3.1(r)(ii) of the American Disclosure Letter sets forth a true and complete list, as of the date hereof, of all Contracts (other than (x) existing aircraft leases, (y) Contracts that may be terminated by American or its Subsidiaries without penalty or material liability and (z) Contracts rejected in connection with the Cases as of the date of this Agreement) pursuant to which American or any of its Subsidiaries has an obligation to purchase or lease aircraft, including the manufacturer and model of all aircraft subject to such Contract, the nature of the purchase or lease obligation (i.e., firm commitment, subject to reconfirmation or otherwise) and the anticipated year of delivery of the aircraft subject to such Contract. American has delivered or made available to US Airways true and complete copies (except as may have been redacted for pricing and other commercially sensitive information and subject to applicable confidentiality restrictions) of all Contracts listed in Section 3.1(r)(ii) of the American Disclosure Letter, including all material amendments, modifications and side letters thereto.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to have an American Material Adverse Effect:

(A) each American Aircraft has a validly issued, current individual aircraft FAA Certificate of Airworthiness with respect to such American Aircraft which satisfies all requirements for the effectiveness of such FAA Certificate of Airworthiness;

(B) each American Aircraft’s structure, systems and components are functioning in accordance with its intended use, except for American Aircraft that are undergoing maintenance and temporarily deferred maintenance items that are permitted by American’s maintenance programs;

(C) except with respect to American Aircraft in storage, all deferred maintenance items and temporary repairs with respect to each such American Aircraft have been or will be made in accordance with American’s maintenance programs;

(D) each American Aircraft is registered on the FAA aircraft registry;

(E) except as set forth in Section 3.1(r)(iii)(E) of the American Disclosure Letter, neither American nor its Subsidiaries is a party to any interchange or pooling agreements with respect to the American Aircraft, other than pooling agreements in the ordinary course of business; and

(F) no American Aircraft is subleased to or otherwise in the possession of another air carrier or other Person other than American or any of its Subsidiaries, to operate such American Aircraft in air transportation or otherwise.

(s) Slots. Section 3.1(s) of the American Disclosure Letter sets forth a true, correct and complete list of all held or owned takeoff and landing slots, operating authorizations from the FAA or any other Governmental Entity and other similar designated takeoff and landing rights held or owned by American or any of its Subsidiaries (“American Slots”) on the date hereof at any domestic or international airport, and such list shall indicate and identify (i) any held or owned American Slots that have been allocated to another air carrier beyond the end-of-the current International Air Transport Association (“IATA”) traffic season and in which American and its Subsidiaries hold only temporary use rights, (ii) any American Slots that have been allocated to American and its Subsidiaries from another air carrier beyond the end-of-the current IATA traffic season and in which such other air carrier holds only temporary use rights and (iii) any Contracts, agreements or temporary government orders or decisions concerning specific American Slots or operating authorities. Except as would not, individually or in the aggregate, reasonably be expected to have an American Material Adverse Effect, (i) American and its Subsidiaries will have complied in all material respects with the requirements of the regulations issued under the Federal Aviation Act and any other Laws, rules or regulations promulgated in the United States or in any country in which American operates by either a civil aviation authority, airport authority or slot coordinator with respect to the American Slots, (ii) neither American nor any of its Subsidiaries has received, as of the date hereof, any notice of any proposed withdrawal of the American Slots by the FAA, the DOT or any other Governmental Entity, (iii)(A) the American Slots have not been designated for the provision of essential air services under the regulations of the FAA, were not acquired pursuant to 14 C.F.R. § 93.219 and have not been designated for international operations, as more fully detailed in 14 C.F.R. § 93.217 and (B) to the extent covered by 14 C.F.R. § 93.227, American and its Subsidiaries have used the American Slots (or the American Slots have been used by other air carriers) either at least 80% of the maximum amount that each American Slot could have been used during each full and partial reporting period (as described in 14 C.F.R. § 93.227(i)) or such greater or lesser amount of minimum usage as may have been required to protect such American Slot’s authorization from termination or withdrawal under regulations established by any Governmental Entity or airport authority, (iv) all reports required by the FAA or any other Governmental Entity relating to the American Slots have been filed in a timely manner and (v) except as set forth in Section 3.1(s)(v) of the American Disclosure Letter, as of the date hereof, neither American nor any of its Subsidiaries has agreed to any future American Slot slide, American Slot trade, American Slot purchase, American Slot sale or other transfer of any of the American Slots outside the ordinary course of business consistent with past practice.

(t) Major Airports. As of the date hereof, no civil aviation authority, airport authority, or slot coordinator at Dallas/Fort Worth International Airport (DFW), John F. Kennedy International Airport (JFK), Los Angeles International Airport (LAX), Miami International Airport (MIA), O’Hare International Airport (ORD), London Heathrow Airport (LHR), Tokyo Narita Airport (NRT), or São Paulo/Guarulhos–Governador André Franco Montoro International Airport (GRU) (each such airport, a “Major American Airport”) has taken or, to American’s Knowledge, threatened to take any action that would reasonably be expected to materially interfere with the ability of American and its Subsidiaries to conduct their respective operations at any Major American Airport in the same manner as currently conducted in all material respects.

(u) U.S. Citizen; Air Carrier. American’s primary subsidiary, American Airlines, Inc., is a “citizen of the United States” as defined in the Federal Aviation Act and is an “air carrier” within the meaning of such Act operating under certificates issued pursuant to such Act (49 U.S.C. §§ 41101-41112).

(v) Insurance. Section 3.1(v) of the American Disclosure Letter lists and briefly describes (including name of insurer, agent or broker, coverage and expiration date), as of the date of this Agreement, each insurance policy maintained by, at the expense of or for the benefit of American or any of the Subsidiaries with respect to its properties, assets and liabilities and describes any material claims made thereunder. All such insurance policies are in full force and effect and neither American nor any Subsidiary is in default with respect to its obligations under any such insurance policy. The insurance coverage of American and the Subsidiaries is customary for corporations of similar size engaged in similar lines of businesses. American has not received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any material claim under any insurance policy or (c) material adjustment in the amount of premiums payable with respect to any insurance policy.

(w) Brokers and Finders. Neither American nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions, finder’s fees or financial advisory fees that may be payable in connection with the Merger or the other transactions contemplated in this Agreement, except that American has employed, and is solely responsible for the fees and expenses of, Rothschild Inc., or one of its affiliates, as its financial advisor, and a copy of the engagement letter with such financial advisor has been provided to US Airways prior to the date hereof. As used in this Agreement, “affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

3.2 Representations and Warranties of US Airways. Except (i) as set forth in the disclosure letter (subject to Section 7.13(c) of this Agreement) delivered to American by US Airways concurrently with the execution and delivery of this Agreement (the “US Airways Disclosure Letter”), or (ii) to the extent the qualifying nature of such disclosure with respect to a specific representation and warranty is readily apparent therefrom, as set forth in the US Airways Reports filed on or after January 1, 2012 and prior to the date hereof (excluding any disclosures included in any such US Airways Report that are predictive or forward-looking in nature or included in any “risk factor” disclosure), US Airways hereby represents and warrants to American and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of US Airways and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to result in a US Airways Material Adverse Effect. As used in this Agreement, the term “US Airways Material Adverse Effect” means a Material Adverse Effect as applicable to US Airways and its Subsidiaries, taken as a whole. US Airways has made available to American complete and correct copies of US Airways’ certificate of incorporation and by-laws, each as amended to date.

(b) Capital Structure.

(i) US Airways. As of the date of this Agreement, the authorized capital stock of US Airways consists of 400,000,000 shares of US Airways Common Stock, of which 162,897,835 shares of US Airways Common Stock were issued and outstanding as of the close of business on February 11, 2013, and zero (0) shares of US Airways Common Stock were held by US Airways as treasury shares as of the close of business on February 11, 2013. The Subsidiaries of US Airways hold no shares of capital stock of US Airways, or securities or obligations convertible or exchangeable into or exercisable for such capital stock. As of the close of business on February 11, 2013, there were (A) an aggregate of 512,872 shares of US Airways Common Stock issuable with respect to outstanding stock options to purchase shares of US Airways Common Stock (the “US Airways Options”), (B) an aggregate of 5,451,228 shares of US Airways Common Stock issuable with respect to outstanding stock-settled stock appreciation rights (the “US Airways Stock-Settled SARs”), as if US Airways Stock-Settled SARs such were settled as of such date at a stock price per share for US Airways Common Stock of $14.46, and (C) an aggregate of 2,227,957 shares of US Airways Common Stock issuable with respect to outstanding stock-settled restricted stock units (“US Airways Stock-Settled RSUs”), granted pursuant to the US Airways Group, Inc. 2011 Incentive Award Plan, US Airways Group, Inc. 2008 Equity Incentive Plan, US Airways Group, Inc. 2005 Equity Incentive Plan and America West 2002 Incentive Equity Plan (collectively, the “US Airways Equity Plans”), an aggregate of 10,286,076 shares of US Airways Common Stock reserved for issuance pursuant to the US Airways Equity Plans, 37,746,174 shares of US Airways Common Stock issuable upon the conversion of outstanding US Airways’ 7.25% Convertible Senior Notes due 2014 (the “US Airways 7.25% Convertible Notes”) and 199,379 shares of US Airways Common Stock issuable upon the conversion of outstanding US Airways’ 7% Senior Convertible Notes due 2020 (the “US Airways 7% Convertible Notes”). As of the close of business on February 11, 2013, outstanding cash-settled stock appreciation rights (the “US Airways Cash-Settled SARs” and, collectively with the US Airways Stock-Settled SARs the “US Airways SARs”) and outstanding cash-settled restricted stock units (the “US Airways Cash-Settled RSUs” and, collectively with the US Airways Stock-Settled RSUs, the “US Airways RSUs”) granted pursuant to the US Airways Equity Plans had an aggregate cash value of approximately $53,856,417 calculated as if such US Airways Cash-Settled SARs and such US Airways Cash-Settled RSUs were settled as of such date at a stock price per share for US Airways Common Stock of $14.46, net of any applicable exercise price. For purposes of this Agreement, the phrase “US Airways Equity Awards” shall refer to, collectively, the US Airways Stock-Settled RSUs and the US Airways Stock-Settled SARs. As of the Closing Date, between the Share Determination Date and the Effective Time, other than the issuance of shares of US Airways Common Stock upon the exercise or vesting of US Airways Options, US Airways Stock-Settled SARs or US Airways Stock-Settled RSUs or the conversion of the US Airways 7.25% Convertible Notes or the US Airways 7% Convertible Notes, US Airways has not issued, sold, granted or authorized the issuance, sale, or grant of, any shares of capital stock of US Airways, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities.

(ii) Except as set forth in Section 3.2(b)(i) above, as of the date of this Agreement, (i) there are no shares of capital stock or other securities of US Airways issued, reserved for issuance or outstanding and (ii) there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, deferred shares, performance shares, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate US Airways or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of US Airways or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of US Airways or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. All of the issued and outstanding shares of US Airways Common Stock are and, at the time of issuance, all such shares that may be issued upon the exercise or vesting of, or pursuant to, US Airways Options and US Airways Equity Awards or upon the conversion of the US Airways 7.25% Convertible Notes or the US Airways 7% Convertible Notes, will be, duly authorized and validly issued and fully paid, nonassessable, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the certificate of incorporation of US Airways, the by-laws of US Airways or any Contract to which US Airways is a party or by which it is otherwise bound. Neither US Airways nor any of its Subsidiaries is party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, US Airways.

(iii) Except as set forth in Section 3.2(b)(iii) of the US Airways Disclosure Letter, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of US Airways are owned by US Airways, directly or indirectly, all such shares or equity ownership interests are set forth in Section 3.2(b)(iii) of the US Airways Disclosure Letter, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except as set forth in Section 3.2(b)(iii) of the US Airways Disclosure Letter, and except for the capital stock or other equity ownership interests of the Subsidiaries of US Airways, as of the date of this Agreement, US Airways does not beneficially own directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

(c) Corporate Authority; Approval and Fairness.

(i) US Airways has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to the receipt of the Stockholder Approval. Subject to Section 7.1, this Agreement is a valid and binding agreement of US Airways enforceable against US Airways in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(ii) The Board of Directors of US Airways has, as of the date of this Agreement, (A) declared that the Merger and the other transactions contemplated hereby are advisable and in the best interests of US Airways and its stockholders and has approved and adopted this Agreement, which approval and adoption have not been rescinded or modified; (B) received an opinion of its financial advisor, Barclays Capital Inc., to the effect that, from a financial point of view, the Merger Consideration in the Merger is fair to the stockholders of US Airways, which opinion has not been amended or rescinded as of the date of this Agreement; (C) resolved to recommend that the holders of US Airways Common Stock vote to adopt this Agreement (such recommendation being the “US Airways Directors’ Recommendation”); and (D) directed that the adoption of this Agreement be submitted to the holders of US Airways Common Stock entitled to vote for their approval.

(iii) The matters contemplated by Section 4.6, including the Stockholder Approval, are the only votes of the holders of any class or series of US Airways capital stock necessary to consummate the Merger and the other transactions contemplated hereby.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Other than the notices, reports, filings, consents, registrations, approvals, permits or authorizations (A) pursuant to Section 1.3; (B) required under the HSR Act, the EU Merger Regulation and any other applicable foreign antitrust, competition or similar Laws; (C) required under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” laws, and the rules and regulations promulgated under any of the foregoing; (D) with, from or to the FAA, the DOT, the FCC, and the DHS, including the TSA; (E) with, from or to the NYSE or the principal securities market on which the shares of US Airways Common Stock are then listed or quoted; and (F) with, from or to any applicable foreign Governmental Entities regulating any aspect of the airline industry, no notices, reports or other filings are required to be made by US Airways or any of its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by US Airways or any of its Subsidiaries from any Governmental Entity (subject and after giving effect to any required approvals of the Bankruptcy Court (including to the extent applicable, the Confirmation Order confirming the Plan) and the Plan) in connection with the execution, delivery and performance of this Agreement by US Airways and the consummation by US Airways of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, (i) reasonably be expected to result in a US Airways Material Adverse Effect or (ii) reasonably be expected to prevent, materially delay or materially impair the ability of US Airways and its Subsidiaries to consummate the Merger and the other transactions contemplated hereby.

(ii) Except as set forth in Section 3.2(d)(ii) of the US Airways Disclosure Letter, the execution, delivery and performance of this Agreement by US Airways does not, and the consummation by US Airways of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of US Airways or the comparable governing documents of any of its Subsidiaries; (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, or the creation, increase or acceleration of any obligations under any Contract binding upon US Airways or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation by US Airways of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 3.2(d)(i), any Law or governmental or non-governmental permit or license to which US Airways or any of its Subsidiaries is subject; or (C) with or without notice, lapse of time or both, the creation of a Lien on any of the assets of US Airways or any of its Subsidiaries pursuant to any Contract, including any loan agreement or any other indebtedness agreement or instrument of indebtedness that is binding upon US Airways or any of its Subsidiaries or binding upon its assets, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, increase, acceleration or Lien that would not, individually or in the aggregate, (i) reasonably be expected to result in a US Airways Material Adverse Effect or (ii) reasonably be expected to prevent, materially delay or materially impair the ability of US Airways and its Subsidiaries to consummate the Merger and the other transactions contemplated hereby.

(e) US Airways Reports; Financial Statements.

(i) US Airways and each Subsidiary has filed or furnished all forms, statements, schedules, reports and documents required to be filed or furnished by it with the SEC pursuant to applicable securities statutes, regulations, policies and rules since December 31, 2011 (the “US Airways Audit Date”) (the forms, statements, schedules, reports and documents filed or furnished with the SEC since the US Airways Audit Date and those filed or furnished with the SEC subsequent to the date of this Agreement and prior to the Effective Time, if any, including any amendments thereto, the “US Airways Reports”). Each of the US Airways Reports, at the time of its filing, complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and complied in all material respects with the then applicable accounting standards. As of their respective dates (or, if amended, as of the date of such amendment), the US Airways Reports did not, and any US Airways Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed US Airways Report. The US Airways Reports included or will include all certificates required to be included therein pursuant to Sections 302 and 906 of the SOX Act, and the internal control report and attestation of US Airways’ outside auditors required by Section 404 of the SOX Act.

(ii) Each of the consolidated balance sheets included in or incorporated by reference into the US Airways Reports (including the related notes and schedules) fairly presents, or, in the case of US Airways Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of US Airways and any other entity included therein and their respective Subsidiaries as of its date, and each of the consolidated statements of operations, stockholders’ equity (deficit) and cash flows included in or incorporated by reference into the US Airways Reports (including any related notes and schedules) fairly presents, or in the case of US Airways Reports filed after the date hereof, will fairly present, in all material respects, the net income, total stockholders’ equity and net increase (decrease) in cash and cash equivalents, as the case may be, of US Airways and any other entity included therein and their respective Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of full notes and normal year-end adjustments that are not expected to be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(iii) The management of US Airways (x) has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that material information relating to US Airways, including its consolidated Subsidiaries, is made known to the management of US Airways by others within those entities, and (y) has disclosed, based on its most recent evaluation, to US Airways’ outside auditors and the audit committee of the Board of Directors of US Airways (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect US Airways’ ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in US Airways’ internal controls over financial reporting. Since the US Airways Audit Date, any material change in internal control over financial reporting required to be disclosed in any US Airways Report has been so disclosed.

(iv) Since the US Airways Audit Date, neither US Airways nor any of its Subsidiaries nor, to US Airways’ Knowledge, any director, officer, employee, auditor, accountant or representative of US Airways or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of US Airways or any of its Subsidiaries or their respective internal accounting controls relating to periods after the US Airways Audit Date, including any material complaint, allegation, assertion or claim that US Airways or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing which have no reasonable basis). “US Airways’ Knowledge” shall mean the knowledge of those individuals listed in Section 3.2(e)(iv) of the US Airways Disclosure Letter, after reasonable inquiry.

(v) Except as set forth in Section 3.2(e)(v) of the US Airways Disclosure Letter, there are no liabilities or obligations of US Airways or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances that would reasonably be expected to result in any obligations or liabilities of, US Airways or any of its Subsidiaries, other than: (A) liabilities or obligations to the extent (I) accrued and reflected on the consolidated balance sheet of US Airways or (II) disclosed in the notes thereto, in accordance with GAAP, in each case included in US Airways’ quarterly report on Form 10-Q for the period ended September 30, 2012 or in US Airways’ annual report on Form 10-K for the period ended December 31, 2011; (B) liabilities or obligations incurred in the ordinary course of business since December 31, 2011; (C) performance obligations under Contracts required in accordance with their terms, or performance obligations, to the extent required under applicable Law, in each case to the extent arising after the date hereof; or (D) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to result in a US Airways Material Adverse Effect.

(f) Absence of Certain Changes. Except as set forth in Section 3.2(f) of the US Airways Disclosure Letter, from the US Airways Audit Date to the date of this Agreement, US Airways and its Subsidiaries have conducted their respective businesses only in accordance with, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses. Since the US Airways Audit Date, there has not been any US Airways Material Adverse Effect or any event, occurrence, discovery or development which would, individually or in the aggregate, reasonably be expected to result in a US Airways Material Adverse Effect.

(g) Litigation. Except as otherwise disclosed in US Airways Reports filed prior to the date hereof, or as set forth in Section 3.2(g) of the US Airways Disclosure Letter, there are no (A) civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or proceedings pending or, to US Airways’ Knowledge, threatened against US Airways or any of its Subsidiaries or (B) litigations, arbitrations, investigations or other proceedings, or injunctions or final judgments relating to, pending or, to US Airways’ Knowledge, threatened against US Airways or any of its Subsidiaries before any Governmental Entity, including the FAA, except in the case of either clause (A) or (B), for those that would not, individually or in the aggregate, reasonably be expected to result in a US Airways Material Adverse Effect. None of US Airways or any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which would, individually or in the aggregate, (i) reasonably be expected to result in a US Airways Material Adverse Effect or (ii) reasonably be expected to prevent, materially delay or materially impair the ability of US Airways and its Subsidiaries to consummate the Merger and the other transactions contemplated hereby.

(h) Employee Benefits.

(i) Section 3.2(h)(i) of the US Airways Disclosure Letter contains, as of the date of this Agreement, a true and complete list of each material US Airways Compensation and Benefit Plan. “US Airways Compensation and Benefit Plan” means each employment agreement, and each bonus, deferred compensation, incentive compensation, equity compensation, severance pay, change in control, medical, life insurance, profit-sharing, pension, retirement, retiree medical, fringe benefit and each other material employee benefit plan, program or agreement as to which US Airways or any of its Subsidiaries has any liability, contingent or otherwise, for the benefit of, with or relating to any current or former employee, officer or director of US Airways or any of its Subsidiaries, excluding any governmental plan or program or any statutory obligation.

(ii) With respect to each of the material US Airways Compensation and Benefit Plans, US Airways has heretofore delivered or made available to American true and complete copies of each of the following documents: (A) the US Airways Compensation and Benefit Plan and most recent trust agreement and insurance contract (including all amendments thereto), if any; (B) the most recent annual report, actuarial report, and financial statement, if any; (C) the most recent Summary Plan Description, together with each Summary of Material Modifications, required under ERISA with respect to such US Airways Compensation and Benefit Plan, if any; and (D) the most recent determination letter received from the IRS with respect to each US Airways Compensation and Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

(iii) Except as would not, individually or in the aggregate, have a US Airways Material Adverse Effect, and except as set forth in Section 3.2(h)(iii) of the US Airways Disclosure Letter, all obligations in respect of each US Airways Compensation and Benefit Plan have been properly accrued and reflected on the most recent consolidated statement of operations and consolidated balance sheet filed or incorporated by reference in the US Airways Reports as of the respective dates of such balance sheet or report to the extent required by GAAP.

(iv) Except as set forth in Section 3.2(h)(iv) of the US Airways Disclosure Letter, none of the US Airways Compensation and Benefit Plans is a “multiple employer welfare arrangement,” as such term is defined in Section 3(40) of ERISA, or single employer plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063(a) of ERISA or a “multiemployer plan,” as such term is defined in Section 4001(a)(3) of ERISA. Except as set forth in Section 3.2(h)(iv) of the US Airways Disclosure Letter, the IRS has issued a favorable determination letter in respect of each of the US Airways Compensation and Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code and neither US Airways nor any of its Subsidiaries is aware of any circumstances that could reasonably be expected to result in the revocation of such letter. Each of the US Airways Compensation and Benefit Plans that is intended to satisfy the requirements of Section 125 or 501(c)(9) of the Code satisfies such requirements, except as would not, either individually or in the aggregate, reasonably be expected to have a US Airways Material Adverse Effect. Each of the US Airways Compensation and Benefit Plans has been operated and administered in accordance with its terms and applicable Laws, including but not limited to ERISA and the Code, except as would not, either individually or in the aggregate, reasonably be expected to have a US Airways Material Adverse Effect.

(v) Except as set forth in Section 3.2(h)(v) of the US Disclosure Letter, none of the US Airways Compensation and Benefit Plans are subject to Title IV of ERISA.

(vi) Except as set forth in Section 3.2(h)(vi) of the US Airways Disclosure Letter, there are no claims pending, or, to US Airways’ Knowledge, threatened or anticipated (other than routine claims for benefits) against any US Airways Compensation and Benefit Plan, the assets of any US Airways Compensation and Benefit Plan or against US Airways or any of its Subsidiaries with respect to any US Airways Compensation and Benefit Plan. There is no judgment, decree, injunction, rule or order of any court, governmental body, commission, agency or arbitrator outstanding against or in favor of any US Airways Compensation and Benefit Plan or any fiduciary thereof (other than rules of general applicability). There are no pending or, to US Airways’ Knowledge, threatened audits or investigations by any governmental body, commission or agency involving any US Airways Compensation and Benefit Plan, that would, individually or in the aggregate, reasonably be expected to have a US Airways Material Adverse Effect.

(vii) Except as set forth in Section 3.2(h)(vii) of the US Airways Disclosure Letter, the transactions contemplated under this Agreement shall not, by themselves or in coordination with any other event or condition, result in (A) any increase in the amount of any payment to any current or former employee, consultant or director of US Airways or any of its Subsidiaries, or (B) accelerate the vesting, time of payment or funding of any compensation or benefits, or right to any compensation or benefits, of any current or former employee, consultant or director of US Airways or any of its Subsidiaries.

(viii) With respect to each US Airways Compensation and Benefit Plan that primarily provides benefits or compensation to non-U.S. employees and is maintained subject to the Laws of any jurisdiction outside of the United States (the “US Airways Foreign Plans”): (A) such US Airways Foreign Plan complies in all material respects in form and operation in accordance with all applicable Laws; (B) except as could not reasonably be expected to result in a material liability, if a US Airways Foreign Plan is intended to qualify for special Tax treatment, such plan meets all requirements for such treatment; (C) if required under applicable Laws to be funded and/or book-reserved, such US Airways Foreign Plan is funded and/or book reserved, as appropriate, to the extent so required by applicable Laws, and (D) there are no going-concern unfunded actuarial liabilities, past service unfunded liabilities, solvency deficiencies or contribution holidays with respect to any of the US Airways Foreign Plans.

(i) Compliance with Laws; Licenses.

(i) The businesses of each of US Airways and its Subsidiaries have not been conducted in violation of any material federal, state, local or foreign Laws or any applicable operating certificates, common carrier obligations, ADs, FARs or any other rules, regulations, directives or policies of the FAA, DOT, FCC, DHS or any other Governmental Entity, except for such violations that would not, individually or in the aggregate, reasonably be expected to result in a US Airways Material Adverse Effect. Except as set forth in Section 3.2(i)(i) of the US Airways Disclosure Letter, no investigation or review by any Governmental Entity with respect to US Airways or any of its Subsidiaries is pending or, to US Airways’ Knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for any such investigations or reviews that would not, individually or in the aggregate, reasonably be expected to result in a US Airways Material Adverse Effect. Except as set forth in Section 3.2(i)(i) of the US Airways Disclosure Letter, each of US Airways and its Subsidiaries has obtained and is in substantial compliance with all Licenses necessary to conduct its business as presently conducted, except for any failures to have or to be in compliance with such Licenses which would not, individually or in the aggregate, reasonably be expected to result in a US Airways Material Adverse Effect. The representations and warranties contained in this Section 3.2(i) shall not apply to the following applicable Laws to the extent applicable to US Airways and its Subsidiaries (or Licenses required under such applicable Laws): (i) ERISA and other applicable Laws regarding employee benefit matters, which are exclusively governed by Section 3.2(h), (ii) applicable Laws regarding Taxes, which are exclusively governed by Section 3.2(h) and Section 3.2(n), (iii) Environmental Laws, which are exclusively governed by Section 3.2(m), and (iv) applicable Laws regarding labor matters, which are exclusively governed by Section 3.2(o).

(ii) Each of US Airways and its Subsidiaries is in compliance with the rules and regulations of the Governmental Entity issuing such Licenses, except in each instance for any failures to be in compliance which would not, individually or in the aggregate, reasonably be expected to result in a US Airways Material Adverse Effect. There is not pending or, to US Airways’ Knowledge, threatened before the FAA, DOT or any other Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against US Airways or any of its Subsidiaries relating to any of the Licenses, except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to result in a US Airways Material Adverse Effect. The actions of the applicable Governmental Entities granting all Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to US Airways’ Knowledge, threatened, any material application, petition, objection or other pleading with the FAA, DOT or any other Governmental Entity which challenges or questions the validity of or any rights of the holder under any License, except as set forth in Section 3.2(i)(ii) of the US Airways Disclosure Letter and except, for any of the foregoing, that would not, individually or in the aggregate, reasonably be expected to result in a US Airways Material Adverse Effect.

(j) Material Contracts. Except, in each case, as listed in Section 3.2(j) of the US Airways Disclosure Letter:

(i) As of the date of this Agreement, neither US Airways nor any of its Subsidiaries is a party to or bound by any Contract required pursuant to Item 601 of Regulation S-K under the Securities Act to be filed as an exhibit to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2011, or on any Quarterly Report on Form 10-Q or Current Report on Form 8-K filed by US Airways since December 31, 2011, which has not been so filed.

(ii) As of the date of this Agreement, neither US Airways nor any of its Subsidiaries is a party to or is bound by any Contract that is (A) a non-competition Contract or other Contract (other than the US Airways CBAs) that (I) purports to limit in any material respect (including pursuant to an exclusivity provision that is material to the operation of the business of US Airways and its Subsidiaries, taken as a whole) either the type of business in which US Airways or its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business, or (II) could require the disposition of any material assets or line of business of US Airways or any of its Subsidiaries; (B) a material joint venture, partnership or business alliance Contract; (C) a capacity purchase, regional carrier or similar Contract; (D) a material co-branded credit card or credit card processing Contract; or (E) a Contract pursuant to which any indebtedness is outstanding or may be incurred (except for any Contract pursuant to which the aggregate principal amount of such indebtedness cannot exceed $200,000,000).

(iii) All Contracts that have been filed as an exhibit to US Airways’ Annual Report on Form 10-K for the year ended December 31, 2011, or on any Quarterly Report on Form 10-Q or Current Report on Form 8-K filed by US Airways since December 31, 2011, and all Contracts listed in Section 3.2(j)(ii) of the US Airways Disclosure Letter, together with all amendments, exhibits and schedules to such Contracts, shall constitute the “US Airways Material Contracts.”

(iv) A true and complete copy of each US Airways Material Contract has previously been delivered or made available to American (subject to applicable confidentiality restrictions) and each US Airways Material Contract is a valid and binding agreement of US Airways or one of its Subsidiaries, as the case may be, and is in full force and effect, except to the extent it has previously expired in accordance with its terms or if the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a US Airways Material Adverse Effect. Neither US Airways nor any of its Subsidiaries is in default or breach under the terms of any such US Airways Material Contract which default or breach would, individually or in the aggregate, reasonably be expected to result in a US Airways Material Adverse Effect.

(k) Real Property.

(i) Section 3.2(k)(i) of the US Airways Disclosure Letter sets forth, as of the date hereof, the fee owner and address of all material real property owned by US Airways and its Subsidiaries (the “US Airways Owned Real Property”). Except as set forth in Section 3.2(k)(i) of the US Airways Disclosure Letter, with respect to such US Airways Owned Real Property, (A) each identified owner thereof has good, marketable, indefeasible fee simple title to such US Airways Owned Real Property, free and clear of any Encumbrance; (B) there are no outstanding options, rights of first offer or rights of first refusal to purchase such US Airways Owned Real Property or any material portion thereof or interest therein; (C) neither US Airways nor any of its Subsidiaries is a party to any Contract or option to purchase any material real property or interest therein; and (D) there does not exist any actual, pending or, to US Airways’ Knowledge, threatened condemnation or eminent domain proceedings that affect any US Airways Owned Real Property, and neither US Airways nor any of its Subsidiaries has received any written notice of the intention of any Governmental Entity or other Person to take or use any US Airways Owned Real Property.

(ii) Section 3.2(k)(ii) of the US Airways Disclosure Letter sets forth, as of the date hereof, the address of each lease, sublease, license, concession and other agreement (written or oral) pursuant to which US Airways or any of its Subsidiaries hold a leasehold or subleasehold estate in real property which requires payments by US Airways or any Subsidiary of US Airways in excess of $25,000,000 per annum (collectively, the “US Airways Leased Real Property” and, together with US Airways Owned Real Property, the “US Airways Real Property”). True and complete copies of all Contracts pertaining to the US Airways Leased Real Property (each, an “US Airways Lease”) have been made available to American prior to the date hereof. With respect to such US Airways Leased Real Property, (A) each US Airways Lease is in full force and effect and is valid and enforceable in accordance with its terms; (B) there is no default under any US Airways Lease either by US Airways, any of its Subsidiaries or, to US Airways’ Knowledge, by any other party thereto; (C) neither US Airways nor any of its Subsidiaries has received or delivered a written notice of default or objection to any party to any US Airways Lease to pay and perform its obligations, and, to US Airways’ Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or default, or permit the termination, modification or acceleration of rent under such US Airways Lease; and (D) US Airways or one of its Subsidiaries, as applicable, holds a good and valid leasehold interest in all US Airways Leased Real Property free and clear of all Encumbrances.

(iii) For purposes of this Section 3.2(k) only, “Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset except for (A) specified encumbrances described in Section 3.2(k)(iii) of the US Airways Disclosure Letter; (B) encumbrances that arise under zoning, land use and other similar Laws and other similar imperfections of title; (C) Liens for Taxes excluded from the Lien representation in Section 3.2(n) or other governmental charges not yet due and payable or not yet delinquent; (D) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of US Airways, or the validity or amount of which is being contested in good faith by appropriate proceedings; and (E) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of US Airways Owned Real Property or US Airways Leased Real Property to which they relate or the conduct of the business of US Airways and its Subsidiaries as presently conducted.

(l) Takeover Statutes. The Board of Directors of US Airways has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions DGCL Section 203, to the extent applicable. To US Airways’ Knowledge, no other Takeover Statute is applicable to the Merger or the other transactions contemplated by this Agreement. Except as contemplated by Section 4.15(c), US Airways does not have any stockholder rights plan or similar agreement.

(m) Environmental Matters. Except as set forth in Section 3.2(m) of the US Airways Disclosure Letter, and except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a US Airways Material Adverse Effect: (A) US Airways and its Subsidiaries have complied at all times with all applicable Environmental Laws; (B) no property currently owned, leased or operated by US Airways or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance in a manner that is or could reasonably be expected to require Removal, Remedial or Response Action, that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability; (C) US Airways and its Subsidiaries have no information that any property formerly owned, leased or operated by US Airways or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership, leasehold, or operation, in a manner that is or could reasonably be expected to require Removal, Remedial or Response Action, that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability; (D) neither US Airways or any of its Subsidiaries, nor, to US Airways’ Knowledge, any other Person whose Environmental Liabilities US Airways or its Subsidiaries have retained or assumed, either contractually or by operation of law, has incurred in the past or is now subject to any Environmental Liabilities; (E) in the past five (5) years neither US Airways nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that US Airways or any of its Subsidiaries may be in violation of or subject to any Environmental Liability; (F) neither US Airways nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, concerning any Environmental Liability or otherwise relating to any Hazardous Substance or any environmental matter; (G) there is no Removal, Remedial or Response Action being undertaken on any property currently owned, leased or operated by US Airways or any of its Subsidiaries; and (H) there are no other circumstances or conditions involving US Airways or any of its Subsidiaries that could reasonably be expected to result in any Environmental Liability.

(n) Taxes. Except as would not, individually or in the aggregate, reasonably be expected to result in a US Airways Material Adverse Effect, US Airways and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; and (ii) have paid all Taxes that are required to be paid or that US Airways or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith for which adequate reserves have been established on the most recent consolidated balance sheet included in or incorporated into the US Airways Reports. As of the date hereof, except as would not, individually or in the aggregate, reasonably be expected to result in an increase in Taxes that is material to US Airways, there are no audits, examinations, investigations or other proceedings, in each case, pending or threatened in writing, in respect of Taxes or Tax matters. US Airways has made available to American true and correct copies of the United States federal income Tax Returns filed by US Airways and its Subsidiaries for each of the fiscal years ended December 31, 2011 and 2010. None of US Airways or its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law). Neither US Airways nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a “reorganization” with the meaning of Section 368(a) of the Code. There are no Liens for Taxes on any asset of US Airways or any of its Subsidiaries, except for Liens for Taxes not yet due and payable or not yet delinquent, Liens for Taxes being contested in good faith for which appropriate reserves have been established on the most recent consolidated balance sheet included in or incorporated into the US Airways Reports, and Liens for Taxes that would not, individually or in the aggregate, reasonably be expected to result in a US Airways Material Adverse Effect.

(o) Labor Matters.

(i) US Airways has made available to American true and complete copies of all collective bargaining agreements, works council agreements, work rules and practices and other labor union Contracts, terms sheets, memoranda of understanding or similar agreements (including all amendments thereto) applicable to any employees of US Airways or any of its Subsidiaries as of the date of this Agreement with respect to their employment with US Airways or any of its Subsidiaries (the “US Airways CBAs”), each of which is set forth in Section 3.2(o)(i) of the US Airways Disclosure Letter. Except as set forth in Section 3.2(o)(i) of the US Airways Disclosure Letter, as of the date of this Agreement, none of US Airways or any of its Subsidiaries has breached or otherwise failed to comply with any provision of any US Airways CBA, except for any breaches or failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to result in a US Airways Material Adverse Effect.

(ii) Except as set forth in Section 3.2(o)(ii) of the US Airways Disclosure Letter:

(A) No labor union, labor organization or group of employees of US Airways or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with any labor relations tribunal or authority. To US Airways’ Knowledge, there are no labor union organizing activities pending or threatened with respect to any employees of US Airways or any of its Subsidiaries.

(B) There is no material labor dispute, strike, slowdown, work stoppage or lockout, or to US Airways’ Knowledge, threat thereof by or with respect to any employee of US Airways or any of its Subsidiaries.

(C) There are no arbitrations, written grievances or written complaints outstanding or, to US Airways’ Knowledge, threatened against US Airways or any of its Subsidiaries under any US Airways CBAs, except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a US Airways Material Adverse Effect. Neither US Airways nor any of its Subsidiaries is in receipt of written notice of any material statutory disputes or unfair labor practice charges.

(iii) The execution, delivery and performance of this Agreement by US Airways do not, and the consummation by US Airways of the Merger and the other transactions contemplated hereby will not, constitute or result in a breach or violation of, a termination (or right of termination) or a default under, or the creation, increase, triggering or acceleration of any obligations or rights of any kind (including under any change of control type provisions) or result in any material changes under, or increase in compensation paid under, the US Airways CBAs (including any “snap-back” provisions therein). That certain Memorandum of Understanding Regarding Contingent Collective Bargaining Agreement among American Airlines, Inc., US Airways, Inc., Allied Pilots Association and US Airline Pilots Association (“USAPA”) was ratified by the membership of USAPA on February 8, 2013.

(p) Intellectual Property and IT Assets. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a US Airways Material Adverse Effect:

(i) All Patents, patent applications, Trademark and Copyright registrations and applications for registration, and internet domain name registrations claimed to be owned by US Airways or its Subsidiaries are owned exclusively by US Airways or such Subsidiaries and are subsisting and, to US Airways’ Knowledge, valid and enforceable.

(ii) Except as set forth in Section 3.2(p)(ii) of the US Airways Disclosure Letter, US Airways and/or each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property necessary to conduct the business of US Airways and its Subsidiaries as currently conducted, all of which rights shall in all material respects survive unchanged the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereunder.

(iii) Except as set forth in Section 3.2(p)(iii) of the US Airways Disclosure Letter, the conduct of the business as currently conducted by US Airways and its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third Person and in the three (3) year period immediately preceding the date of this Agreement, there has been no such claim, action or proceeding asserted, or to US Airways’ Knowledge threatened against US Airways or its Subsidiaries or any indemnitees thereof. Except as set forth in Section 3.2(p)(iii) of the US Airways Disclosure Letter, there is no claim, action or proceeding asserted, or to US Airways’ Knowledge threatened, against US Airways or its Subsidiaries or any indemnitees thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property claimed to be owned or held by US Airways or its Subsidiaries or used or alleged to be used in the business of US Airways or its Subsidiaries.

(iv) Except as set forth in Section 3.2(p)(iv) of the US Airways Disclosure Letter, to US Airways’ Knowledge, no third Person has, in the three (3) year period immediately preceding the date of this Agreement, infringed, misappropriated or otherwise violated the Intellectual Property rights of US Airways or its Subsidiaries. Except as set forth in Section 3.2(p)(iv) of the US Airways Disclosure Letter, there are no claims, actions or proceedings asserted or threatened by US Airways, or decided by US Airways to be asserted or threatened, that (A) a third Person infringes, misappropriates or otherwise violates, or in the three (3) year period immediately preceding the date of this Agreement, infringed, misappropriated or otherwise violated, the Intellectual Property rights of US Airways or its Subsidiaries; or (B) a third Person’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms the Intellectual Property rights of US Airways or its Subsidiaries.

(v) US Airways and its Subsidiaries have taken reasonable measures to protect the confidentiality of all material Trade Secrets that are owned, used or held by US Airways and its Subsidiaries and, to US Airways’ Knowledge, such material Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached.

(vi) Except as set forth in Section 3.2(p)(vi) of the US Airways Disclosure Letter, the IT Assets of US Airways and its Subsidiaries operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by US Airways and its Subsidiaries for the operation of their respective businesses, and have not malfunctioned or failed within the three (3) year period immediately preceding the date of this Agreement. To US Airways’ Knowledge, no Person has gained unauthorized access to such IT Assets. Except as set forth in Section 3.2(p)(vi) of the US Airways Disclosure Letter, US Airways and its Subsidiaries have implemented and maintained for the three (3) year period immediately preceding the date of this Agreement reasonable and sufficient backup and disaster recovery technology consistent with industry practices.

(q) Foreign Corrupt Practices Act; UK Bribery Act. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a material adverse impact on the ability of US Airways and its Subsidiaries to conduct their operations in the ordinary course of business:

(i) US Airways and its Subsidiaries have developed and implemented a compliance program which includes corporate policies and procedures to ensure compliance with the Foreign Corrupt Practices Act and the UK Bribery Act.

(ii) In connection with its compliance with the Foreign Corrupt Practices Act and the UK Bribery Act, there are no adverse or negative past performance evaluations or ratings by the U.S. or U.K. governments, or any voluntary disclosures under the Foreign Corrupt Practices Act and/or the UK Bribery Act, any enforcement actions or threats of enforcement actions, or any facts that, in each case, could result in any adverse or negative performance evaluation related to the Foreign Corrupt Practices Act and/or the UK Bribery Act.

(iii) US Airways and its Subsidiaries have not been notified in writing of any actual or alleged violation or breach of the Foreign Corrupt Practices Act and/or the UK Bribery Act.

(iv) None of US Airways or its Subsidiaries has undergone and is undergoing any audit, review, inspection, investigation, survey or examination of records relating to US Airways’ or any of its Subsidiaries’ compliance with the Foreign Corrupt Practices Act and/or the UK Bribery Act, and, to US Airways’ Knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records.

(v) US Airways and its Subsidiaries have not been and are not now under any administrative, civil or criminal investigation, charge or indictment involving alleged false statements, false claims or other improprieties relating to US Airways’ or any of its Subsidiaries’ compliance with the Foreign Corrupt Practices Act and/or the UK Bribery Act, nor, to US Airways’ Knowledge, is there any basis for any such investigation or indictment.

(vi) US Airways and its Subsidiaries have not been and are not now a party to any administrative or civil litigation involving alleged false statements, false claims or other improprieties relating to US Airways’ or any of its Subsidiaries’ compliance with the Foreign Corrupt Practices Act and/or the UK Bribery Act, nor, to US Airways’ Knowledge, is there any basis for any such proceeding.

(r) Aircraft.

(i) Section 3.2(r)(i) of the US Airways Disclosure Letter sets forth a true and complete list of all aircraft owned or leased by US Airways or any of its Subsidiaries as of January 31, 2013 (the “US Airways Aircraft”), including a description of the type and registration number of each such US Airways Aircraft and the delivery date, manufacture date or age of such US Airways Aircraft, as the case may be. All US Airways Aircraft owned or leased by US Airways or any of its Subsidiaries are being maintained according to applicable FAA regulatory standards and the FAA-approved maintenance program of US Airways and its Subsidiaries and, except with respect to US Airways Aircraft in storage or undergoing maintenance, are in airworthy condition. US Airways and its Subsidiaries have implemented maintenance schedules with respect to their respective US Airways Aircraft and engines that, if complied with, would result in the satisfaction of all requirements under all applicable ADs and FARs required to be complied with in accordance with the FAA-approved maintenance program of US Airways and its Subsidiaries, and US Airways and its Subsidiaries are in compliance with such maintenance schedules in all material respects (except with respect to US Airways Aircraft in storage) and currently have no reason to believe that they will not satisfy any component of such maintenance schedules on or prior to the dates specified in such maintenance schedules (except with respect to US Airways Aircraft in storage).

(ii) Section 3.2(r)(ii) of the US Airways Disclosure Letter sets forth a true and complete list, as of the date hereof, of all Contracts (other than (x) existing aircraft leases and (y) Contracts that may be terminated by US Airways or its Subsidiaries without penalty or material liability) pursuant to which US Airways or any of its Subsidiaries has an obligation to purchase or lease aircraft, including the manufacturer and model of all aircraft subject to such Contract, the nature of the purchase or lease obligation (i.e., firm commitment, subject to reconfirmation or otherwise) and the anticipated year of delivery of the aircraft subject to such Contract. US Airways has delivered or made available to American true and complete copies

(except as may have been redacted for pricing and other commercially sensitive information and subject to applicable confidentiality restrictions) of all Contracts listed in Section 3.2(r)(ii) of the US Airways Disclosure Letter, including all material amendments, modifications and side letters thereto.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to have a US Airways Material Adverse Effect:

(A) each US Airways Aircraft has a validly issued, current individual aircraft FAA Certificate of Airworthiness with respect to such US Airways Aircraft which satisfies all requirements for the effectiveness of such FAA Certificate of Airworthiness;

(B) each US Airways Aircraft’s structure, systems and components are functioning in accordance with its intended use, except for US Airways Aircraft that are undergoing maintenance and temporarily deferred maintenance items that are permitted by US Airways’ maintenance programs;

(C) except with respect to US Airways Aircraft in storage, all deferred maintenance items and temporary repairs with respect to each such US Airways Aircraft have been or will be made in accordance with US Airways’ maintenance programs;

(D) each US Airways Aircraft is registered on the FAA aircraft registry;

(E) except as set forth in Section 3.2(r)(iii)(E) of the US Airways Disclosure Letter, neither US Airways nor its Subsidiaries is a party to any interchange or pooling agreements with respect to the US Airways Aircraft, other than pooling agreements in the ordinary course of business; and

(F) no US Airways Aircraft is subleased to or otherwise in the possession of another air carrier or other Person other than US Airways or any of its Subsidiaries, to operate such US Airways Aircraft in air transportation or otherwise.

(s) Slots. Section 3.2(s) of the US Airways Disclosure Letter sets forth a true, correct and complete list of all held or owned takeoff and landing slots, operating authorizations from the FAA or any other Governmental Entity and other similar designated takeoff and landing rights held or owned by US Airways or any of its Subsidiaries (“US Airways Slots”) on the date hereof at any domestic or international airport, and such list shall indicate and identify (i) any held or owned US Airways Slots that have been allocated to another air carrier beyond the end-of-the current IATA traffic season and in which US Airways and its Subsidiaries hold only temporary use rights, (ii) any US Airways Slots that have been allocated to US Airways and its Subsidiaries from another air carrier beyond the end-of-the current IATA traffic season and in which such other air carrier holds only temporary use rights and (iii) any Contracts, agreements or temporary government orders or decisions concerning specific US Airways Slots or operating authorities. Except as would not, individually or in the aggregate, reasonably be expected to have a US Airways Material Adverse Effect, (i) US Airways and its Subsidiaries will have complied in all material respects with the requirements of the regulations issued under the Federal Aviation Act and any other Laws, rules or regulations promulgated in the United States or in any country in which US Airways operates by either a civil aviation authority, airport authority or slot coordinator with respect to the US Airways Slots, (ii) neither US Airways nor any of its Subsidiaries has received, as of the date hereof, any notice of any proposed withdrawal of the US Airways Slots by the FAA, the DOT or any other Governmental Entity, (iii)(A) the US Airways Slots have not been designated for the provision of essential air services under the regulations of the FAA, were not acquired pursuant to 14 C.F.R. § 93.219 and have not been designated for international operations, as more fully detailed in 14 C.F.R. § 93.217 and (B) to the extent covered by 14 C.F.R. § 93.227, US Airways and its Subsidiaries have used the US Airways Slots (or the US Airways Slots have been used by other air carriers) either at least 80% of the maximum amount that each US Airways Slot could have been used during each full and partial reporting period (as described in 14 C.F.R. § 93.227(i)) or such greater or lesser amount of minimum usage as may have been required to protect such US Airways Slot’s authorization from termination or withdrawal under regulations established by any Governmental Entity or airport authority, (iv) all reports required by the FAA or any other Governmental Entity relating to the US Airways Slots have been filed in a timely manner and (v) except as set forth in Section 3.2(s)(v) of the US Airways Disclosure Letter, as of the date hereof, neither US Airways nor any of its Subsidiaries has agreed to any future US Airways Slot slide, US Airways Slot trade, US Airways Slot purchase, US Airways Slot sale or other transfer of any of the US Airways Slots outside the ordinary course of business consistent with past practice.

(t) Major Airports. As of the date hereof, no civil aviation authority, airport authority, or slot coordinator at Charlotte/Douglas International Airport (CLT), Philadelphia International Airport (PHL), Phoenix Sky Harbor International Airport (PHX) or Ronald Reagan Washington National Airport (DCA) (each such airport, a “Major US Airways Airport”) has taken or, to US Airways’ Knowledge, threatened to take any action that would reasonably be expected to materially interfere with the ability of US Airways and its Subsidiaries to conduct their respective operations at any Major US Airways Airport in the same manner as currently conducted in all material respects.

(u) U.S. Citizen; Air Carrier. US Airways’ primary subsidiary, US Airways, Inc., is a “citizen of the United States” as defined in the Federal Aviation Act and is an “air carrier” within the meaning of such Act operating under certificates issued pursuant to such Act (49 U.S.C. §§ 41101-41112).

(v) Insurance. Section 3.2(v) of the US Airways Disclosure Letter lists and briefly describes (including name of insurer, agent or broker, coverage and expiration date), as of the date of this Agreement, each insurance policy maintained by, at the expense of or for the benefit of US Airways or any of the Subsidiaries with respect to its properties, assets and liabilities and describes any material claims made thereunder. All such insurance policies are in full force and effect and neither US Airways nor any Subsidiary is in default with respect to its obligations under any such insurance policy. The insurance coverage of US Airways and the Subsidiaries is customary for corporations of similar size engaged in similar lines of businesses. US Airways has not received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any material claim under any insurance policy or (c) material adjustment in the amount of premiums payable with respect to any insurance policy.

(w) Brokers and Finders. Neither US Airways nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions, finder’s fees or financial advisory fees that may be payable in connection with the Merger or the other transactions contemplated in this Agreement, except that US Airways has employed, and is solely responsible for the fees and expenses of, Barclays Capital Inc. and Millstein & Co., LLC, or one of their affiliates, as its financial advisors, and a copy of the engagement letter with each such financial advisor has been provided to American prior to the date hereof.

ARTICLE IV

Covenants

4.1 American Forbearances. American covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time, except (A) as otherwise expressly required by this Agreement or applicable Laws, (B) as US Airways may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or (C) as set forth in Section 4.1 of the American Disclosure Letter, (I) its business and that of its Subsidiaries shall be conducted in the ordinary and usual course as such businesses were conducted prior to the commencement of the Cases (it being understood that the fact that the Debtors may seek Bankruptcy Court approval of any matter shall not, in and of itself, constitute a determination that such matter is not in the ordinary and usual course for purposes of this Agreement) and, to the extent consistent therewith, it shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the present employees and agents of American and its Subsidiaries, provided, that, subject to the limitations on the Debtors set forth in Section 4.20(b)(i), nothing contained in this Section 4.1(I) shall restrict the Debtors from carrying out their fiduciary and statutory responsibilities in the administration of the Cases, including without limitation the assumption and rejection of Contracts, and (II) without limiting the generality of the foregoing clause (I), and in furtherance thereof, American will not and will not permit its Subsidiaries to:

(a) adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments or amend any term of the shares of American Common Stock;

(b) merge or consolidate American or any of its Subsidiaries with any other Person, except for any such transactions among wholly-owned Subsidiaries of American that are not obligors or guarantors of third-party indebtedness, or adopt a plan of liquidation;

(c) acquire or dispose of (including by way of sale-leaseback transactions, operating or capital leases or other similar transactions) any assets, properties, operations or businesses (including the purchase or sale of capital stock of any Person other than American), or make any capital expenditures, except for (i) capital expenditures made pursuant to American’s capital expenditure budget (excluding capital expenditures for aircraft, engines and pre-delivery deposits for aircraft and engines) for calendar year 2013 as set forth in Section 4.1(c)(i) of the American Disclosure Letter, (ii) sale-leaseback transactions, operating or capital leases or similar transactions permitted under Section 4.1(i), (iii) acquisitions, dispositions or capital expenditures set forth in Section 4.1(c)(iii) of the American Disclosure Letter, (iv) capital expenditures (including pre-delivery deposits) with respect to any aircraft and engines listed in Section 4.1(c)(iii) of the American Disclosure Letter, (v)(A) acquisitions or dispositions of inventory, intangible assets (including Intellectual Property) and other assets (other than aircraft, engines, American Slots and American Routes), (B) acquisitions of American Slots or American Routes and (C) dispositions of aircraft or engines (excluding sale-leaseback transactions or similar transactions not permitted under Section 4.1(i)), in each case, in the ordinary course of business consistent with past practice, (vi) other acquisitions and dispositions of assets up to $150,000,000 in the aggregate (measured by the value of such assets), and (vii) other dispositions of assets, operations or businesses (including the sale of capital stock of any Person) undertaken in compliance with American’s obligations under Section 4.7;

(d) other than the grant of any awards permitted under Section 4.1(o) and contemplated by Section 4.10(d), and except for the disposition of capital stock of any Person (other than American) as permitted by Section 4.1(c), issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of American or any of its Subsidiaries (other than the issuance of shares by a wholly-owned Subsidiary of American to American or another wholly-owned Subsidiary) or of any successor or parent company thereof, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(e) create or incur any Lien material to American or any of its Subsidiaries on any assets of American or any of its Subsidiaries having a value in excess of $120,000,000, in the aggregate, other than (A) Liens for current Taxes or other governmental charges not yet due and payable or not yet delinquent or that are being contested in good faith for which appropriate reserves have been made under GAAP; (B) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of American, or the validity or amount of which is being contested in good faith by appropriate proceedings; (C) Liens securing indebtedness or guarantees incurred in accordance with Section 4.1(i); and (D) other Liens that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of any American Aircraft, American Slots, American Routes, or American Real Property or the conduct of the business of American and its Subsidiaries as presently conducted;

(f) except for the acquisition of capital stock of any Person (other than American) as permitted by Section 4.1(c), make any loans, advances or capital contributions to or investments in any Person (other than American or any direct or indirect wholly-owned Subsidiary of American) in excess of $140,000,000 in the aggregate;

(g) declare, set aside or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) on (i) any shares of American Common Stock, or (ii) any shares of capital stock of any Subsidiary (other than wholly-owned Subsidiaries and pro rata dividends payable to holders of interests in non wholly-owned Subsidiaries);

(h) reclassify, split, combine, subdivide or repurchase, redeem or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(i) incur any indebtedness or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of American or any of its Subsidiaries, except for (i) indebtedness incurred in the ordinary course of business not to exceed $420,000,000 in the aggregate, (ii) guarantees by American of indebtedness of wholly-owned Subsidiaries of American or guarantees by Subsidiaries of indebtedness of American, (iii) purchase or acquisition financing (including sale-leaseback transactions, operating or capital leases or similar transactions) with respect to any aircraft or engines listed in Section 4.1(c)(iii) of the American Disclosure Letter, or (iv) interest rate swaps on customary commercial terms consistent with past practice and not to exceed $420,000,000 of notional debt in the aggregate in addition to notional debt currently under swap or similar arrangements;

(j) (i) other than in the ordinary course of business, enter into any Contract that would have been an American Material Contract, an American Lease or an American CBA had it been entered into prior to the date of this Agreement (other than as permitted by Section 4.1(c), (d), (e) or (i)) or (ii) enter into any Contract that (A) is a material co-branded credit card agreement or credit card processing agreement, (B) is a capacity purchase, regional carrier or similar agreement, (C) is any aircraft or engine purchase agreement (including related sale-leaseback transactions, operating or capital leases or similar transactions not otherwise permitted by Section 4.1(i)), (D) relates to or provides for a new, replacement or material enhancement of any reservation system, flight operating system, crew or maintenance system, frequent flyer system or other system, or materially increases American’s financial or term commitment to any such system, or (E) is an information technology agreement, other than as described in Section 4.1(j)(ii)(D), with a term of over five years or that would reasonably be expected to require expenditures greater than $25,000,000 over its term;

(k) make any changes with respect to material accounting policies, except as required by changes in GAAP or by applicable Law or except as American, after consultation with US Airways and with American’s independent auditors, determines in good faith is preferable;

(l) other than with respect to claims that would be exchanged for Plan Shares, settle any litigation or other proceedings before or threatened to be brought before a Governmental Entity except for an amount to be paid by American or any of its Subsidiaries (that is not reimbursed by a third-Person insurer) not in excess of $120,000,000 and which would not be reasonably likely to have a material adverse impact on the operations of American or any of its Subsidiaries;

(m) (i) other than in connection with indebtedness incurred under Section 4.1(i) or other than in the ordinary course of business, amend or modify in any material respect, or terminate or waive any material right or benefit under, any American Material Contract, American Lease or American CBA or any Contract entered into in accordance with Section 4.1(j), (ii) amend or modify in any material respect, or terminate or waive any material right or benefit under, any Contract that (A) is a material co-branded credit card or credit card processing agreement, (B) is a capacity purchase, regional carrier or similar agreement, (C) is any aircraft or engine purchase agreement (including related sale-leaseback transactions, operating or capital leases or similar transactions not otherwise permitted by Section 4.1(i)), (D) relates to any existing reservation system, flight operating system, crew or maintenance system, frequent flyer system or other system, which amendment or modification would replace or materially enhance such system or materially increase American’s financial or term commitment to such system, or (E) is an information technology agreement, other than as described in Section 4.1(m)(ii)(D), with a term of over five years or that is reasonably expected to require expenditures greater than $25,000,000 over its term, or (iii) cancel, modify or waive any debts or claims held by it or waive any rights having in the aggregate a value in excess of $70,000,000;

(n) except as required by Law or by any currently effective Tax sharing agreement listed in Section 4.1(n) of the American Disclosure Letter, amend any material Tax Return, make any material Tax election or take any material position on any material Tax Return filed on or after the date of this Agreement or adopt any method therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods;

(o) except (A) in connection with the replacement or promotion of any existing employee (including any officer) on compensation terms that are consistent with past practice for the applicable position, (B) as required pursuant to existing written, binding agreements executed and delivered prior to the date of this Agreement that have been provided to US Airways, (C) as contemplated by any American Compensation and Benefit Plan as in effect as of the date of this Agreement or any American CBA, or (D) as otherwise required by applicable Law, (i) other than with respect to any newly-hired employees on terms that are consistent with past practice for the applicable position, enter into any commitment to provide any severance, termination or change in control benefits to (or amend any existing arrangement with) any director, officer or employee of American or any of its Subsidiaries, other than the payment of benefits in the ordinary course of business consistent with past practice for officers or employees of similar seniority, (ii) materially increase the benefits payable under any existing severance, termination or change in control benefit policy or employment agreement, (iii) except with respect to any newly-hired employees on terms that are consistent with past practice for the applicable position, enter into any employment, severance, change in control, termination, deferred compensation or other similar agreement (or materially amend any such existing agreement) with any director, officer or employee of American or any of its Subsidiaries, (iv) establish, adopt, materially amend or terminate any material American Compensation and Benefit Plan, (v) materially increase the compensation, bonus or other benefits of, make any new awards under any American Compensation and Benefit Plan to, or pay any bonus to any director, officer, or employee of American or any of its Subsidiaries, except for increases, new awards or payments in the ordinary course of business consistent with past practice, (vi) take any action to accelerate the vesting or payment of any compensation or benefits under any American Compensation and Benefit Plans, to the extent not already required in any such American Compensation and Benefit Plan, (vii) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any American Compensation and Benefit Plan or materially change the manner in which contributions to such plans are made (notwithstanding any failure to make contributions during the pendency of the Cases and other than with respect to making all minimum required contributions (within the meaning of Section 303 of ERISA) as required under Section 4.10(a)) or the basis on which such contributions are determined, except as may be required by GAAP, or (viii) materially amend the terms of any outstanding equity-based award;

(p) decrease or defer in any material respect the level of training provided to the employees of American or any of its Subsidiaries or the level of costs expended in connection therewith;

(q) fail to keep in effect any governmental route authority in effect and used by any Subsidiary of American (the “American Routes”) as of the date of this Agreement, provided that the restrictions set forth in this Section 4.1(q) shall not apply to any such failure if such failure occurs in the ordinary course of business consistent with past practice;

(r) fail to maintain insurance at levels at least comparable to current levels or otherwise in a manner inconsistent with past practice;

(s) take any action, or fail to take action, which action or failure could result in the loss of American Slots with an aggregate value in excess of $60,000,000;

(t) fail to notify US Airways in writing of any incidents or accidents occurring on or after the date hereof involving any property owned or operated by American that resulted or could reasonably be expected to result in damages or losses in excess of $140,000,000;

(u) fail to continue, in respect of all American Aircraft, all material maintenance programs consistent with past practice (except as required or permitted by applicable Law), including using reasonable best efforts to keep all such American Aircraft (except with respect to American Aircraft in storage) in such condition as may be necessary to enable the airworthiness certification of such American Aircraft under the Federal Aviation Act to be maintained in good standing at all times;

(v) knowingly take or permit any of its Subsidiaries to take any action or refrain from taking any action the result of which would be reasonably expected to result in any of the closing conditions set forth in Sections 5.1 and 5.2 not being satisfied; or

(w) agree, commit or seek Bankruptcy Court approval to do any of the foregoing.

4.2 US Airways Forbearances. US Airways covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time, except (A) as otherwise expressly required by this Agreement or applicable Laws, (B) as American may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or (C) as set forth in Section 4.2 of the US Airways Disclosure Letter, (I) its business and that of its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the present employees and agents of US Airways and its Subsidiaries and (II) without limiting the generality of the foregoing clause (I), and in furtherance thereof, US Airways will not and will not permit its Subsidiaries to:

(a) adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments or amend any term of the shares of US Airways Common Stock;

(b) merge or consolidate US Airways or any of its Subsidiaries with any other Person, except for any such transactions among wholly-owned Subsidiaries of US Airways that are not obligors or guarantors of third-party indebtedness, or adopt a plan of liquidation;

(c) acquire or dispose of (including by way of sale-leaseback transactions, operating or capital leases or other similar transactions) any assets, properties, operations or businesses (including the purchase or sale of capital stock of any Person other than US Airways), or make any capital expenditures, except for (i) capital expenditures made pursuant to US Airways’ capital expenditure budget (excluding capital expenditures for aircraft, engines and pre-delivery deposits for aircraft and engines) for calendar year 2013 as set forth in Section 4.2(c)(i) of the US Airways Disclosure Letter, (ii) sale-leaseback transactions, operating or capital leases or similar transactions permitted under Section 4.2(i), (iii) acquisitions, dispositions or capital expenditures set forth in Section 4.2(c)(iii) of the US Airways Disclosure Letter, (iv) capital expenditures (including pre-delivery deposits) with respect to any aircraft and engines listed in Section 4.2(c)(iii) of the US Airways Disclosure Letter, (v)(A) acquisitions or dispositions of inventory, intangible assets (including Intellectual Property) and other assets (other than aircraft, engines, US Airways Slots and US Airways Routes), (B) acquisitions of US Airways Slots or US Airways Routes and (C) dispositions of aircraft or engines (excluding sale-leaseback transactions or similar transactions not permitted under Section 4.2(i)), in each case, in the ordinary course of business consistent with past practice, (vi) other acquisitions and dispositions of assets up to $65,000,000 in the aggregate (measured by the value of such assets), and (vii) other dispositions of assets, operations or businesses (including the sale of capital stock of any Person) undertaken in compliance with US Airways’ obligations under Section 4.7;

(d) other than (i) the issuance of shares of US Airways Common Stock prior to but not after the Share Determination Date, (ii) the grant of any US Airways Stock-Settled RSUs permitted under

Section 4.2(o) prior to but not after the Share Determination Date, or (iii) the issuance of shares of US Airways Common Stock upon the exercise or vesting of US Airways Options, US Airways Stock-Settled SARs or US Airways Stock-Settled RSUs or the conversion of the US Airways 7.25% Convertible Notes or the US Airways 7% Convertible Notes, all of which will be included in the calculation of US Airways Fully Diluted Shares, and except for the disposition of capital stock of any Person (other than US Airways) as permitted by Section 4.2(c), issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of US Airways or any its Subsidiaries (other than the issuance of shares by a wholly-owned Subsidiary of US Airways to US Airways or another wholly-owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(e) create or incur any Lien material to US Airways or any of its Subsidiaries on any assets of US Airways or any of its Subsidiaries having a value in excess of $50,000,000, in the aggregate, other than (A) Liens for current Taxes or other governmental charges not yet due and payable or not yet delinquent or that are being contested in good faith for which appropriate reserves have been made under GAAP; (B) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of US Airways, or the validity or amount of which is being contested in good faith by appropriate proceedings; (C) Liens securing indebtedness or guarantees incurred in accordance with Section 4.2(i); and (D) other Liens that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of any US Airways Aircraft, US Airways Slots, US Airways Routes, or US Airways Real Property or the conduct of the business of US Airways and its Subsidiaries as presently conducted;

(f) except for the acquisition of capital stock of any Person (other than US Airways) as permitted by Section 4.2(c), make any loans, advances or capital contributions to or investments in any Person (other than US Airways or any direct or indirect wholly-owned Subsidiary of US Airways) in excess of $60,000,000 in the aggregate;

(g) declare, set aside or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) on (i) any shares of US Airways Common Stock, or (ii) any shares of capital stock of any Subsidiary (other than wholly-owned Subsidiaries and pro rata dividends payable to holders of interests in non wholly-owned Subsidiaries);

(h) reclassify, split, combine, subdivide or repurchase, redeem or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(i) incur any indebtedness or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of US Airways or any of its Subsidiaries, except for (i) indebtedness incurred in the ordinary course of business not to exceed $180,000,000 in the aggregate, (ii) guarantees by US Airways of indebtedness of wholly-owned Subsidiaries of US Airways or guarantees by Subsidiaries of indebtedness of US Airways, (iii) purchase or acquisition financing (including sale-leaseback transactions, operating or capital leases or similar transactions) with respect to any aircraft or engines listed in Section 4.2(c)(iii) of the US Airways Disclosure Letter, or (iv) interest rate swaps on customary commercial terms consistent with past practice and not to exceed $180,000,000 of notional debt in the aggregate in addition to notional debt currently under swap or similar arrangements;

(j) (i) other than in the ordinary course of business, enter into any Contract that would have been a US Airways Material Contract, a US Airways Lease or a US Airways CBA had it been entered into prior to the date of this Agreement (other than as permitted by Section 4.2(c), (d), (e) or (i)) or (ii) enter into any Contract that (A) is a material co-branded credit card agreement or credit card processing agreement, (B) is a capacity purchase, regional carrier or similar agreement, (C) is any aircraft or engine purchase agreement (including related sale-leaseback transactions, operating or capital leases or similar transactions not otherwise permitted by Section 4.2(i)), (D) relates to or provides for a new, replacement or material enhancement of any reservation system, flight operating system, crew or maintenance system, frequent flyer system or other system, or materially increases US Airway’s financial or term commitment to any such system, or (E) is an information technology agreement, other than as described in Section 4.2(j)(ii)(D), with a term of over five years or that would reasonably be expected to require expenditures greater than $25,000,000 over its term;

(k) make any changes with respect to material accounting policies, except as required by changes in GAAP or by applicable Law or except as US Airways, after consultation with American and with US Airways’ independent auditors, determines in good faith is preferable;

(l) settle any litigation or other proceedings before or threatened to be brought before a Governmental Entity except for an amount to be paid by US Airways or any of its Subsidiaries (that is not reimbursed by a third-Person insurer) not in excess of $50,000,000 and which would not be reasonably likely to have a material adverse impact on the operations of US Airways or any of its Subsidiaries;

(m) (i) other than in connection with indebtedness incurred under Section 4.2(i) or other than in the ordinary course of business, amend or modify in any material respect, or terminate or waive any material right or benefit under, any US Airways Material Contract, US Airways Lease or US Airways CBA or any Contract entered into in accordance with Section 4.2(j), (ii) amend or modify in any material respect, or terminate or waive any material right or benefit under, any Contract that (A) is a material co-branded credit card or credit card processing agreement, (B) is a capacity purchase, regional carrier or similar agreement, (C) is any aircraft or engine purchase agreement (including related sale-leaseback transactions, operating or capital leases or similar transactions not otherwise permitted by Section 4.2(i)), (D) relates to any existing reservation system, flight operating system, crew or maintenance system, frequent flyer system or other system, which amendment or modification would replace or materially enhance such system or materially increase US Airway’s financial or term commitment to such system, or (E) is an information technology agreement, other than as described in Section 4.2(m)(ii)(D), with a term of over five years or that is reasonably expected to require expenditures greater than $25,000,000 over its term, or (iii) cancel, modify or waive any debts or claims held by it or waive any rights having in the aggregate a value in excess of $30,000,000;

(n) except as required by Law or by any currently effective Tax sharing agreement listed in Section 4.2(n) of the US Airways Disclosure Letter, amend any material Tax Return, make any material Tax election or take any material position on any material Tax Return filed on or after the date of this Agreement or adopt any method therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods;

(o) except (A) in connection with the replacement or promotion of any existing employee (including any officer) on compensation terms that are consistent with past practice for the applicable position, (B) as required pursuant to existing written, binding agreements executed and delivered prior to the date of this Agreement that have been provided to American, (C) as contemplated by any US Airways Compensation and Benefit Plan as in effect as of the date of this Agreement or any US Airways CBA, or (D) as otherwise required by applicable Law, (i) other than with respect to any newly-hired employees on terms that are consistent with past practice for the applicable position, enter into any commitment to provide any severance, termination or change in control benefits to (or amend any existing arrangement with) any director, officer or employee of US Airways or any of its Subsidiaries, other than the payment of benefits in the ordinary course of business consistent with past practice for officers or employees of similar seniority, (ii) materially increase the benefits payable under any existing severance, termination or change in control benefit policy or employment agreement, (iii) except with respect to any newly-hired employees on terms that are consistent with past practice for the applicable position, enter into any employment, severance, change in control, termination, deferred compensation or other similar agreement (or materially amend any such existing agreement) with any director, officer or employee of US Airways or any of its Subsidiaries,

(iv) establish, adopt, materially amend or terminate any material US Airways Compensation and Benefit Plan, (v) materially increase the compensation, bonus or other benefits of, make any new awards under any US Airways Compensation and Benefit Plan to, or pay any bonus to any director, officer, or employee of US Airways or any of its Subsidiaries, except for increases, new awards or payments in the ordinary course of business consistent with past practice, (vi) take any action to accelerate the vesting or payment of any compensation or benefits under any US Airways Compensation and Benefit Plans, to the extent not already required in any such US Airways Compensation and Benefit Plan, (vii) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any US Airways Compensation and Benefit Plan or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (viii) materially amend the terms of any outstanding equity-based award;

(p) decrease or defer in any material respect the level of training provided to the employees of US Airways or any of its Subsidiaries or the level of costs expended in connection therewith;

(q) fail to keep in effect any governmental route authority in effect and used by any Subsidiary of US Airways (the “US Airways Routes”) as of the date of this Agreement, provided that the restrictions set forth in this Section 4.2(q) shall not apply to any such failure if such failure occurs in the ordinary course of business consistent with past practice;

(r) fail to maintain insurance at levels at least comparable to current levels or otherwise in a manner inconsistent with past practice;

(s) take any action, or fail to take action, which action or failure could result in the loss of US Airways Slots with an aggregate value in excess of $25,000,000;

(t) fail to notify American in writing of any incidents or accidents occurring on or after the date hereof involving any property owned or operated by US Airways that resulted or could reasonably be expected to result in damages or losses in excess of $60,000,000;

(u) fail to continue, in respect of all US Airways Aircraft, all material maintenance programs consistent with past practice (except as required or permitted by applicable Law), including using reasonable best efforts to keep all such US Airways Aircraft (except with respect to US Airways Aircraft in storage) in such condition as may be necessary to enable the airworthiness certification of such US Airways Aircraft under the Federal Aviation Act to be maintained in good standing at all times;

(v) knowingly take or permit any of its Subsidiaries to take any action or refrain from taking any action the result of which would be reasonably expected to result in any of the closing conditions set forth in Sections 5.1 and 5.3 not being satisfied; or

(w) agree or commit to do any of the foregoing.

4.3 American Acquisition Proposals.

(a) American agrees that, except for the sale of any assets, operations, business or capital stock of any Person permitted by Section 4.1, neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall not authorize or permit its and its Subsidiaries’ directors, officers, employees, agents and representatives, including any investment bankers, attorneys or accountants (collectively, “Representatives”) retained by it or any of its Subsidiaries, to, directly or indirectly, initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to (1) any merger, consolidation or similar transaction (other than the Merger) pursuant to which any third Person or group of Persons party thereto, or the stockholders of such third Person or Persons, would become the beneficial owner of 10% or more of the outstanding shares of common stock or the outstanding voting power of American, American Airlines, Inc., AMR Eagle Holding Corporation or American Eagle Airlines, Inc. (as reorganized pursuant to the Bankruptcy Code or prior to such reorganization if acquired to influence acceptance or rejection of the Plan, the management or control of American and its Subsidiaries or the reorganization of the Debtors), or, if applicable, any surviving entity or the parent entity resulting from any such transaction, immediately upon consummation thereof, (2) any purchase of 10% or more of the equity securities or other ownership interests in American, American Airlines, Inc., AMR Eagle Holding Corporation or American Eagle Airlines, Inc. (as reorganized pursuant to the Bankruptcy Code or prior to such reorganization if acquired to influence acceptance or rejection of the Plan, the management or control of American and its Subsidiaries or the reorganization of the Debtors), (3) any purchase of 10% or more of the consolidated assets of American and its Subsidiaries taken as a whole, (4) any purchase of outstanding claims in an amount that would entitle the purchaser of such claims to 10% or more of the equity securities or other ownership interests in American or American Airlines, Inc. (as reorganized pursuant to the Bankruptcy Code), or (5) any plan of reorganization of any Debtor other than the Plan (any such inquiry, proposal or offer being hereinafter referred to as an “American Acquisition Proposal”). For the avoidance of doubt, except as provided above, any inquiry, proposal or offer to purchase outstanding American Common Stock during the Cases shall not constitute an American Acquisition Proposal. American further agrees that, except as permitted by this Section 4.3(a), neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) provide any confidential information or data to, or engage in any discussions or negotiations with, any Person relating to an American Acquisition Proposal, (ii) seek authority from the Bankruptcy Court to enter into (or not prosecute in good faith an objection to efforts by any other Person to have American enter into), or enter into, a letter of intent or other agreement or arrangement with respect to any American Acquisition Proposal, or (iii) otherwise knowingly encourage or facilitate any effort or attempt by any Person other than US Airways to make or implement an American Acquisition Proposal. In addition, except as permitted by this Section 4.3(a), from the date hereof to the earlier to occur of the termination of this Agreement in accordance with its terms or the Effective Time, neither American nor the Board of Directors of American nor any committee thereof shall: (i) withdraw or modify in a manner adverse to US Airways the American Directors’ Recommendation; (ii) recommend any American Acquisition Proposal; (iii) fail to include the American Directors’ Recommendation in the approved Disclosure Statement; or (iv) take, resolve to take, or permit American or any of its Subsidiaries or Representatives to take, any action described in clauses (i), (ii) or (iii) of this sentence (each of the foregoing actions described in clauses (i) through (iv) being referred to as an “American Change in Recommendation”).

Notwithstanding the foregoing provisions of this Section 4.3(a), nothing contained in this Agreement shall prevent American or any of its Subsidiaries or Representatives, or its Board of Directors or any committee thereof from:

(i) complying with its disclosure obligations under applicable Law (including under Sections 14d-9 and 14e-2 of the Exchange Act) with regard to an American Acquisition Proposal; provided that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be an American Change in Recommendation unless the American Board of Directors publicly reaffirms the American Directors’ Recommendation in such disclosure;

(ii) at any time prior to, but not after, the entry of the Confirmation Order by the Bankruptcy Court:

(A) providing information in response to a request therefor by the Person who has made an unsolicited bona fide written American Acquisition Proposal;

(B) engaging in any discussions or negotiations with any Person who has made an unsolicited bona fide written American Acquisition Proposal (provided, that representatives of the legal and financial advisors retained by the Creditors’ Committee in the Cases (the “UCC’s Advisors”) shall have the right to participate in any such discussions and negotiations to the same extent permitted under the Joint Exploration Protocol Agreement, dated May 1, 2012, as amended, and the Joint Exploration Protocol Side Letter Agreement, dated July 19, 2012, as amended, between American and the Creditors’ Committee (to the extent such agreements are then in effect)); or

(C) making an American Change in Recommendation (provided, that prior to making any such American Change in Recommendation, American shall have consulted with the UCC’s Advisors);

provided, that (w) in each such case referred to in clause (A) or (B) above, (1) American has not breached its obligations under this Section 4.3(a) in connection with the receipt of an unsolicited bona fide written American Acquisition Proposal, (2) American receives from such Person an executed confidentiality agreement (excluding standstill provisions) containing customary terms that are no less favorable in any material respect to American than those contained in the US Airways NDA, (3) the Board of Directors of American reasonably determines that such American Acquisition Proposal constitutes or is reasonably likely to lead to an American Superior Proposal (without having to take the actions referred to in clause (z) below) and (4) the Board of Directors of American reasonably determines, after consultation with its outside legal counsel, that, in light of such American Acquisition Proposal, a failure to take such action is reasonably likely to be inconsistent with its fiduciary duties to the stakeholders of the Debtors under applicable Law; (x) in the case referred to in clause (C) above, if such American Change in Recommendation does not relate to an American Acquisition Proposal, the Board of Directors of American determines in good faith, after consultation with its outside legal counsel, that a failure to take such action is reasonably likely to be inconsistent with its fiduciary duties to the stakeholders of the Debtors under applicable Law, taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 4.3(c); (y) in the case referred to in clause (C) above, if such American Change in Recommendation relates to an American Acquisition Proposal, (1) American has not breached its obligations under this Section 4.3(a) in connection with the receipt of an unsolicited bona fide written American Acquisition Proposal, (2) the Board of Directors of American determines in good faith, after consultation with its financial advisor and outside counsel, taking into account all relevant factors, including legal, financial and regulatory aspects of the proposal, the likelihood of obtaining financing, the likelihood of consummation and the Person making the proposal, that such American Acquisition Proposal is the highest or otherwise best offer available to the stakeholders of the Debtors (to whom fiduciary duties are owed by the Board of Directors of American) as compared to the transactions contemplated by this Agreement and the Plan and (3) the Board of Directors of American determines in good faith, after consultation with its outside legal counsel, that a failure to take such action is reasonably likely to be inconsistent with its fiduciary duties to the stakeholders of the Debtors under applicable Law, taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 4.3(c); and (z) in the case referred to in clause (C) above, US Airways shall have had written notice of American’s intention to take the action referred to in clause (C) (a “Notice of American Change in Recommendation”) at least five (5) business days prior to the taking of such action by American and American shall have complied with the provisions of Section 4.3(c);

provided, further, that any American Acquisition Proposal referred to in clause (y) above must involve (A) a merger, consolidation or similar transaction pursuant to which any Person or the stockholders of such Person would become the beneficial owners of at least 30% of the outstanding shares of common stock or the outstanding voting power of American or American Airlines, Inc. (as reorganized pursuant to the Bankruptcy Code) or, if applicable, any surviving entity (if neither American or American Airlines, Inc. is the surviving entity) resulting from any such transaction, immediately upon consummation thereof, (B) the acquisition of at least 30% of the equity securities or other ownership interests in American or American Airlines, Inc. (as reorganized pursuant to the Bankruptcy Code) by any Person or group of Persons, or (C) the acquisition of at least 30% of the consolidated assets of American and its Subsidiaries, taken as a whole, in each case, by a Person other than (1) US Airways or its Subsidiaries or (2) the Debtors or their Subsidiaries (any such American Acquisition Proposal being referred to in this Agreement as an “American Superior Proposal”).

Notwithstanding the foregoing, in no event shall a Standalone Plan or any plan of reorganization that is substantially equivalent to a Standalone Plan be deemed an American Superior Proposal.

(b) American agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person other than US Airways with respect to any American

Acquisition Proposal. American will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of an American Acquisition Proposal to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of American or any of its Subsidiaries. American agrees that it will take the necessary steps to promptly inform its Representatives of the obligations undertaken in this Section 4.3. American agrees that any action inconsistent with the restrictions set forth in this Section 4.3 taken by any Representative of American or any of its Subsidiaries will be deemed to be a breach of this Section 4.3 by American (and any willful action or failure to take an action by any of American’s Subsidiaries or any of American’s or its Subsidiaries’ respective Representatives at the direction or request of, or with the consent or approval of, American and with the actual knowledge of an officer of American (who is a knowledge party within the meaning of “American’s Knowledge”) that the action so taken or omitted to be taken would constitute a material breach of this Section 4.3 will be deemed to be a Deliberate Material Breach of this Section 4.3 by American).

(c) American agrees that it will notify US Airways (and the UCC’s Legal Advisor) as promptly as practicable (and, in any event, within 24 hours) if any inquiries, proposals or offers with respect to any American Acquisition Proposal or potential American Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposal or offer and thereafter shall keep US Airways (and the UCC’s Advisors) informed, on a current basis, on the status and terms of any such proposal or offer and the status of any such discussions or negotiations. American agrees that (i) during the five (5) business day period following a Notice of American Change in Recommendation and prior to making an American Change in Recommendation, if requested by US Airways, American and its Representatives (in consultation with the UCC’s Advisors) shall negotiate in good faith with US Airways and its Representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by US Airways and (ii) American may make an American Change in Recommendation only if the facts and circumstances that are the basis for such American Change in Recommendation continue to necessitate an American Change in Recommendation in light of any revisions to the terms of the transaction contemplated by this Agreement to which US Airways shall have agreed in writing prior to the expiration of such five (5) business day period. American agrees that it will deliver to US Airways (and the UCC’s Legal Advisor) a new Notice of American Change in Recommendation with respect to each American Acquisition Proposal that has been materially revised or modified prior to taking any action to recommend or agreeing to recommend such American Acquisition Proposal to the stakeholders of the Debtors and that a new five (5) business day period shall commence, for purposes of this Section 4.3(c), with respect to each such materially revised or modified American Acquisition Proposal from the time US Airways receives a Notice of American Change in Recommendation with respect thereto. American also agrees to provide any information to US Airways (and the UCC’s Advisors) that it is providing to another Person pursuant to this Section 4.3 prior to or substantially contemporaneous with the time it provides it to such other Person unless American has already provided such information to US Airways or it is advised by outside legal counsel that doing so would violate applicable Law.

(d) Subject to the termination of this Agreement in accordance with its terms, American agrees that its obligations pursuant to Sections 4.7(a) and 4.20 shall not be affected by the commencement, public proposal, public disclosure or communication to American or the other Debtors or their stakeholders of any American Acquisition Proposal, by any consideration of or agreement with respect to an American Acquisition Proposal or by any change or proposed change to the American Directors’ Recommendation (whether or not permitted by the terms of this Agreement).

4.4 US Airways Acquisition Proposals.

(a) US Airways agrees that, except for the sale of any assets, operations, business or capital stock of any Person permitted by Section 4.2, neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall not authorize or permit its and its Subsidiaries’

Representatives retained by it or any of its Subsidiaries, to, directly or indirectly, initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to (1) any merger, consolidation or similar transaction (other than the Merger) pursuant to which any third Person or group of Persons party thereto, or the stockholders of such third Person or Persons, would become the beneficial owner of 10% or more of the outstanding shares of common stock or the outstanding voting power of US Airways or US Airways, Inc., or, if applicable, any surviving entity or the parent entity resulting from any such transaction, immediately upon consummation thereof, (2) any purchase of 10% or more of the equity securities or other ownership interests in US Airways or US Airways, Inc. (other than a public offering of equity securities registered pursuant to the Securities Act) or (3) any purchase of 10% or more of the consolidated assets of US Airways and its Subsidiaries taken as a whole (any such inquiry, proposal or offer being hereinafter referred to as a “US Airways Acquisition Proposal”). US Airways further agrees that, except as permitted by this Section 4.4(a), neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) provide any confidential information or data to, or engage in any discussions or negotiations with, any Person relating to a US Airways Acquisition Proposal, (ii) enter into a letter of intent or other agreement or arrangement with respect to any US Airways Acquisition Proposal, or (iii) otherwise knowingly encourage or facilitate any effort or attempt by any Person other than American to make or implement a US Airways Acquisition Proposal. In addition, except as permitted by this Section 4.4(a), from the date hereof to the earlier to occur of the termination of this Agreement in accordance with its terms or the Effective Time, neither US Airways nor the Board of Directors of US Airways nor any committee thereof shall: (i) withdraw or modify in any manner adverse to American or Merger Sub the US Airways Directors’ Recommendation; (ii) recommend any US Airways Acquisition Proposal; (iii) fail to include the US Airways Directors’ Recommendation in the Prospectus / Proxy Statement; or (iv) take, resolve to take, or permit US Airways or any of its Subsidiaries or Representatives to take, any action described in clauses (i), (ii) or (iii) of this sentence (each of the foregoing actions described in clauses (i) through (iv) being referred to as a “US Airways Change in Recommendation”).

Notwithstanding the foregoing provisions of this Section 4.4(a), nothing contained in this Agreement shall prevent US Airways or any of its Subsidiaries or Representatives, or its Board of Directors or any committee thereof from:

(i) complying with its disclosure obligations under applicable Law (including under Sections 14d-9 and 14e-2 of the Exchange Act) with regard to a US Airways Acquisition Proposal; provided that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be US Airways Change in Recommendation unless the US Airways Board of Directors publicly reaffirms the US Airways Directors’ Recommendation in such disclosure;

(ii) at any time prior to, but not after, the receipt of the Stockholder Approval:

(A) providing information in response to a request therefor by the Person who has made an unsolicited bona fide written US Airways Acquisition Proposal;

(B) engaging in any discussions or negotiations with any Person who has made an unsolicited bona fide written US Airways Acquisition Proposal; or

(C) making a US Airways Change in Recommendation;

provided that, (w) in each such case referred to in clause (A) or (B) above, (1) US Airways has not breached its obligations under this Section 4.4(a) in connection with the receipt of an unsolicited bona fide written US Airways Acquisition Proposal, (2) US Airways receives from such Person an executed confidentiality agreement (excluding standstill provisions) containing customary terms that are no less favorable in any material respect to US Airways than those contained in the American NDA, (3) the Board of Directors of US Airways reasonably determines that such US Airways Acquisition Proposal constitutes or is reasonably likely to lead to a US Airways Superior Proposal (without having to take the actions referred to in clause (z) below) and (4) the Board of Directors of US Airways reasonably determines, after consultation with its outside legal counsel, that, in light of such US Airways Acquisition Proposal, a failure to take such action is reasonably likely to be inconsistent with its fiduciary duties to the stockholders of US Airways under applicable Law; (x) in the case referred to in clause (C) above, if such US Airways Change in Recommendation does not relate to a US Airways Acquisition Proposal, the Board of Directors of US Airways determines in good faith, after consultation with its outside legal counsel, that a failure to take such action is reasonably likely to be inconsistent with its fiduciary duties to the stockholders of US Airways under applicable Law, taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 4.4(c); (y) in the case referred to in clause (C) above, if such US Airways Change in Recommendation relates to a US Airways Acquisition Proposal, (1) US Airways has not breached its obligations under this Section 4.4(a) in connection with the receipt of an unsolicited bona fide written US Airways Acquisition Proposal, (2) the Board of Directors of US Airways determines in good faith, after consultation with its financial advisor and outside counsel, taking into account all relevant factors, including legal, financial and regulatory aspects of the proposal, the likelihood of obtaining financing, the likelihood of consummation and the Person making the proposal, that such US Airways Acquisition Proposal is more favorable, from a financial point of view, to US Airways’ stockholders than the transactions contemplated by this Agreement and (3) the Board of Directors of US Airways determines in good faith, after consultation with its outside legal counsel, that a failure to take such action is reasonably likely to be inconsistent with its fiduciary duties to the stockholders of US Airways under applicable Law, taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 4.4(c); and (z) in the case referred to in clause (C) above, American shall have had written notice of US Airways’ intention to take the action referred to in clause (C) (a “Notice of US Airways Change in Recommendation”) at least five (5) business days prior to the taking of such action by US Airways and US Airways shall have complied with the provisions of Section 4.4(c);

provided, further, that any US Airways Acquisition Proposal referred to in clause (y) above must involve (A) a merger, consolidation or similar transaction pursuant to which any Person or the stockholders of such Person would become the beneficial owner of at least 30% of the outstanding shares of common stock or the outstanding voting power of US Airways or US Airways, Inc., or, if applicable, any surviving entity (if neither US Airways or US Airways, Inc. is the surviving entity) resulting from any such transaction, immediately upon consummation thereof, (B) the acquisition of at least 30% of the equity securities or other ownership interests in US Airways or US Airways, Inc., or (C) the acquisition of at least 30% of the consolidated assets of US Airways and its Subsidiaries, taken as a whole, in each case, by a Person other than (1) American or its Subsidiaries or (2) US Airways or its Subsidiaries (any such US Airways Acquisition Proposal being referred to in this Agreement as a “US Airways Superior Proposal”).

(b) US Airways agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person other than American with respect to any US Airways Acquisition Proposal. US Airways will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of a US Airways Acquisition Proposal to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of US Airways or any of its Subsidiaries. US Airways agrees that it will take the necessary steps to promptly inform its Representatives of the obligations undertaken in this Section 4.4. US Airways agrees that any action inconsistent with the restrictions set forth in this Section 4.4 taken by any Representative of US Airways or any of its Subsidiaries will be deemed to be a breach of this Section 4.4 by US Airways (and any willful action or failure to take an action by any of US Airways’ Subsidiaries or any of US Airways’ or its Subsidiaries’ respective Representatives at the direction or request of, or with the consent or approval of, US Airways and with the actual knowledge of an officer of US Airways (who is a knowledge party within the meaning of “US Airways’ Knowledge”) that the action so taken or omitted to be taken would constitute a material breach of this Section 4.4 will be deemed to be a Deliberate Material Breach of this Section 4.4 by US Airways).

(c) US Airways agrees that it will notify American as promptly as practicable (and, in any event, within 24 hours) if any inquiries, proposals or offers with respect to any US Airways Acquisition Proposal or potential US Airways Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposal or offer and thereafter shall keep American informed, on a current basis, on the status and terms of any such proposal or offer and the status of any such discussions or negotiations. US Airways agrees that (i) during the five (5) business day period following a Notice of US Airways Change in Recommendation and prior to making a US Airways Change in Recommendation, if requested by American, US Airways and its Representatives shall negotiate in good faith with American and its Representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by American and (ii) US Airways may make a US Airways Change in Recommendation only if the facts and circumstances that are the basis for such US Airways Change in Recommendation continue to necessitate a US Airways Change in Recommendation in light of any revisions to the terms of the transaction contemplated by this Agreement to which American shall have agreed in writing prior to the expiration of such five (5) business day period. US Airways agrees that it will deliver to American a new Notice of US Airways Change in Recommendation with respect to each US Airways Acquisition Proposal that has been materially revised or modified prior to taking any action to recommend or agreeing to recommend such US Airways Acquisition Proposal to the stockholders of US Airways and that a new five (5) business day period shall commence, for purposes of this Section 4.4(c), with respect to each such materially revised or modified US Airways Acquisition Proposal from the time American receives a Notice of US Airways Change in Recommendation with respect thereto. US Airways also agrees to provide any information to American that it is providing to another Person pursuant to this Section 4.4 prior to or substantially contemporaneous with the time it provides it to such other Person unless US Airways has already provided such information to American or it is advised by outside legal counsel that doing so would violate applicable Law.

(d) Subject to the termination of this Agreement in accordance with its terms, US Airways agrees that its obligations pursuant to Sections 4.6 and 4.7(a) shall not be affected by the commencement, public proposal, public disclosure or communication to US Airways or its stockholders of any US Airways Acquisition Proposal, by any consideration of or agreement with respect to a US Airways Acquisition Proposal, or by any change or proposed change to the US Airways Directors’ Recommendation (whether or not permitted by the terms of this Agreement).

4.5 Information Supplied. Each of American and US Airways agrees that the information supplied or to be supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in (i) the Form S-4, and any amendment or supplement thereto, will not, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the Prospectus / Proxy Statement, and any amendment or supplement thereto, will not, at the date of mailing to stockholders of US Airways and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. American and US Airways will cause the Form S-4 and the Prospectus / Proxy Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

4.6 Stockholders Meeting. US Airways shall take, in accordance with applicable Law and its certificate of incorporation and by-laws, all lawful and reasonable action necessary to call, give notice of, convene and hold a meeting of holders of shares of US Airways Common Stock (the “Stockholders Meeting”), which may be the US Airways annual meeting of stockholders, as promptly as practicable after the date of this Agreement, and in any event will use its reasonable best efforts to convene the Stockholders Meeting not more than 45 days after the later of (x) the date the Form S-4 is declared effective or (y) the date on which the Disclosure Statement Order is entered by the Bankruptcy Court, to (a) consider and approve the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of US Airways Common Stock at the

Stockholders Meeting (the “Stockholder Approval”) and (b) consider and approve a non-binding, advisory vote on the compensation payable, in connection with the Merger, to each US Airways “named executive officer” (as determined in accordance with Item 402(t) of Regulation S-K) pursuant to arrangements entered into with US Airways. Subject to Section 4.4, the Board of Directors of US Airways shall make the US Airways Directors’ Recommendation, the US Airways Directors’ Recommendation shall be included in the Prospectus / Proxy Statement and the Board of Directors of US Airways shall take all lawful and reasonable action to obtain the Stockholder Approval.

4.7 Filings; Other Actions; Notification.

(a) American and US Airways shall promptly after the date of this Agreement prepare, and American shall use its reasonable best efforts to file with the SEC as promptly as practicable thereafter, a registration statement on Form S-4 in connection with the issuance of shares of Newco Common Stock to stockholders of US Airways (the “Form S-4”), which Form S-4 will include a prospectus and a proxy statement in connection with the Stockholders Meeting (the “Prospectus / Proxy Statement”). Each of American and US Airways, in consultation with the other and, in the case of American, in consultation with the UCC’s Advisors, shall use its reasonable best efforts to (i) respond to any comments on the Form S-4 or the Prospectus / Proxy Statement or requests for additional information from the SEC as soon as reasonably practicable after receipt of any such comments or requests and (ii) have the Form S-4 declared effective under the Securities Act by the date that is 120 days after the date of this Agreement, and US Airways shall use its reasonable best efforts to promptly thereafter mail the Prospectus / Proxy Statement to the holders of shares of US Airways Common Stock. The Form S-4, and any proposed modifications, amendments, supplements, exhibits and other similar documents (collectively, the “Form S-4 Documents”), shall be provided to US Airways and the UCC’s Advisors prior to being filed with the SEC and shall be in form and substance reasonably acceptable to US Airways (such acceptance not to be unreasonably delayed, conditioned or withheld). The Prospectus / Proxy Statement, and any proposed modifications, amendments, supplements, exhibits and other similar documents (collectively, the “Proxy Statement Documents”), shall be provided to American prior to being mailed to the stockholders of US Airways and shall be in form and substance reasonably acceptable to American (such acceptance not to be unreasonably delayed, conditioned or withheld). Prior to the date the Prospectus / Proxy Statement is initially mailed to US Airways stockholders, American, US Airways and Merger Sub shall cooperate in good faith to approve a certificate or certificates of designation to the Newco Charter as reasonably necessary to create the Newco Mandatorily Convertible Preferred Stock, which certificate or certificates of designation shall be reasonably acceptable to each of American and US Airways.

(b) American and US Airways shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws (i) to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings (including any required filings under the EU Merger Regulation) and (ii) to obtain as promptly as practicable all material consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. For the avoidance of doubt, American and US Airways agree that obligations relating to “reasonable best efforts” and “as soon as practicable” in the preceding sentence shall, among other things, mean, with respect to filing of the notification and required form under the HSR Act made by the parties prior to the date of this Agreement, using reasonable best efforts to be prepared to complete a certification of compliance with any request for additional information issued by the Department of Justice or Federal Trade Commission in connection with the transactions contemplated by this Agreement (“Second Request”) no later than 60 days following the issuance of such Second Request. Subject to applicable Laws relating to the exchange of information, American and US Airways shall permit the other party to review, in advance, any written communication given by it to, and to the extent practicable consult with each other in advance of any meeting or conference with, any Governmental Entity in connection with the Merger and other transactions contemplated by this Agreement. To the extent permitted by Law, each party shall provide the other with copies of all correspondence between it (or its advisors) and any Governmental Entity relating to the transactions contemplated by this Agreement and, to the extent reasonably practicable, all telephone calls and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include Representatives of American and US Airways. In exercising the foregoing rights, each of American and US Airways shall act reasonably and as promptly as practicable.

(c) To the extent permitted by applicable Laws, American and US Airways each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Form S-4, the Prospectus / Proxy Statement or any other statement, filing, notice or application made by or on behalf of American, US Airways or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(d) Subject to applicable Laws and the instructions of any Governmental Entity, American and US Airways each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by American or US Airways, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. American shall give prompt notice to US Airways of any change, fact or condition which, to American’s Knowledge, is reasonably expected to result in an American Material Adverse Effect or of any failure of any condition to US Airways’ obligations to effect the Merger. US Airways shall give prompt notice to American of any change, fact or condition which, to US Airways’ Knowledge, is reasonably expected to result in a US Airways Material Adverse Effect or of any failure of any condition to American’s obligations to effect the Merger. Notwithstanding the above, the delivery of any notice pursuant to this Section 4.7(d) will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

(e) American’s and US Airways’ obligations under this Section 4.7 shall include the obligation to cooperate with each other and use (and cause their respective Subsidiaries to use) their respective reasonable best efforts to defend any lawsuits or legal proceedings, whether judicial or administrative, or any actions by a Governmental Entity, challenging the consummation of the Merger or the other transactions contemplated hereby, including using reasonable best efforts to seek to have any stay or other injunctive relief which would prevent or materially delay or impair the consummation of the transactions contemplated by this Agreement entered by any court or other Governmental Entity reversed on appeal or vacated. For purposes of this Section 4.7, “reasonable best efforts” shall include each of American’s and US Airways’ agreement to, (i) sell, hold separate or otherwise dispose of its assets or the assets of its Subsidiaries or conduct its business in a specified manner or (ii) permit its assets or the assets of its Subsidiaries to be sold, held separate or disposed of or permit its business to be conducted in a specified manner; provided, however, that nothing in this Agreement will require, or be deemed to require, American or US Airways to agree to or effect any divestiture or take any other action (x) if doing so would, individually or in the aggregate, reasonably be expected to result in a Newco Material Adverse Effect, (y) if any such sale, holding separate or other disposition of assets or conduct of business in a specified manner would be required to be effected prior to the occurrence of the Effective Time or (z) in the case of American, that is not permitted by the Bankruptcy Court; provided that American has used its reasonable best efforts to, and taken all action reasonably necessary to, promptly obtain permission to take such action from the Bankruptcy Court. “Newco Material Adverse Effect” means a material adverse effect on the financial condition, assets, liabilities, business, prospects, consolidated business plan or results of operations of Newco and its Subsidiaries taken as a whole.

(f) Each party shall give the other party the opportunity to participate in the defense or settlement of any stockholder litigation against such party and/or its directors relating to the Merger and the other transactions contemplated by this Agreement. For purposes of this paragraph, “participate” means that the non-litigating party will be kept apprised of proposed strategy and other significant decisions with respect to the litigation by the litigating party (to the extent the attorney-client privilege between the litigating party and its counsel is not undermined or otherwise affected), and the non-litigating party may offer comments or suggestions with respect to the litigation but will not be afforded any decision making power or other authority over the litigation of any settlement thereof.

(g) The provisions contained in this Section 4.7 shall not apply with respect to any filings, motions, orders, authorizations, notices, communications or other interactions of the Debtors with the Bankruptcy Court, which matters are exclusively governed by Section 4.20.

4.8 Access and Reports. Subject to applicable Law and that certain Agreed Information Exchange Protocol, dated October 25, 2012, among American and certain of its Representatives, US Airways and certain of its Representatives and certain advisors to the Creditors’ Committee, upon reasonable notice, each party shall (and shall cause its Subsidiaries and Representatives to) afford the other party and its officers and other authorized Representatives (including environmental consultants) reasonable access, during normal business hours throughout the period prior to the Effective Time, to (a) such party’s properties, books, contracts and records and, during such period, such party shall (and shall cause its Subsidiaries and Representatives to) furnish promptly to the other party and its authorized Representatives all information concerning its business, properties and personnel as may reasonably be requested (subject to applicable confidentiality restrictions and provided that neither party shall be required to furnish any information that would be materially harmful to such party’s competitive position) and (b) such party’s and its Subsidiaries’ Representatives to discuss any information furnished by or on behalf of such party and to discuss such party’s and its Subsidiaries’ businesses, affairs, finances and accounts.

4.9 Publicity. The initial press release disclosing this Agreement shall be a joint press release and thereafter American and US Airways each shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Merger, the Plan and the other transactions contemplated by this Agreement and prior to making any substantive filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the request of any Governmental Entity (and, subject to Sections 4.3 and 4.4, respectively, other than such party’s actions in respect of an American Acquisition Proposal or a US Airways Acquisition Proposal, as applicable).

4.10 Employee Matters.

(a) Prior to the Closing, US Airways shall use best efforts to cause each employee of US Airways that is party to an Executive Change in Control Agreement to waive his or her rights under such agreement to accelerated vesting of US Airways Options, US Airways Equity Awards, US Airways Cash-Settled RSUs and/or US Airways Cash-Settled SARs, in each case, solely as a result of the consummation of the Merger.

(b) Prior to the Closing, American and/or its Subsidiaries shall make all minimum required contributions (within the meaning of Section 303 of ERISA) to each American Compensation and Benefit Plan that are required to have been made and were not made prior to the effective time of the Plan.

(c) Prior to the Closing, American shall adopt and approve, to be effective as of the Effective Time, a Newco 2013 Incentive Award Plan, which shall be substantially in the form of the US Airways Group, Inc. 2011 Incentive Award Plan except that references to US Airways Group, Inc. shall be revised to reflect Newco and the aggregate number of shares of Newco Common Stock reserved for issuance pursuant to the Newco 2013 Incentive Award Plan shall be equal to 40,000,000 shares of Newco Common Stock (the “Newco 2013 Incentive Award Plan”).

(d) American shall, or shall cause its Subsidiaries to, adopt or otherwise put into effect (i) prior to the Closing, the Ordinary Course Changes as defined in and set forth in Section 4.1(o) of the American

Disclosure Letter and (ii) promptly after the Merger Support Order is entered by the Bankruptcy Court, the Employee Protection Arrangements as defined in and set forth in Section 4.1(o) of the American Disclosure Letter (including but not limited to granting under the Newco 2013 Incentive Award Plan, the alignment equity and long term incentive awards in the amounts and upon the terms and conditions set forth in Section 4.1(o) of the American Disclosure Letter, which awards shall be effective as of the Effective Time).

(e) Each employee of US Airways, American or any of their respective Subsidiaries as of the Closing (including any employee who is full-time, part-time, temporary, on vacation or on a medical or disability or any other paid or unpaid approved leave of absence) who continues employment with Newco or the Surviving Corporation following the Closing Date (each, a “Continuing Employee”) who is not represented by a labor union and/or whose employment is not covered by a collective bargaining agreement (collectively, the “Non-Union Continuing Employees”) shall continue to receive, during the one (1)-year period beginning on the Closing Date, base salary or wages that are no less favorable than the base salary or wages received by such Non-Union Continuing Employee immediately prior to the Closing Date. During the two (2)-year period beginning on the Closing Date, each Non-Union Continuing Employee shall be entitled to receive severance pay and benefits that are not less favorable than the severance pay and benefits such Non-Union Continuing Employee would have received under the applicable American Compensation and Benefit Plans in effect immediately prior to the Closing Date, including as amended or supplemented in accordance with Section 4.1(o) of the American Disclosure Letter, or any US Airways Compensation and Benefit Plans in effect immediately prior to the Closing Date, including as amended or supplemented in accordance with Section 4.2(o) of the US Airways Disclosure Letter. The employment terms and conditions of each Continuing Employee who is not a Non-Union Continuing Employee shall be governed by the applicable labor union agreement and/or collective bargaining agreement.

(f) To the extent permitted by applicable Laws, Newco shall credit, or shall cause the Surviving Corporation and its Subsidiaries to credit, each Non-Union Continuing Employee with his or her years of service with US Airways, American, or any of their respective Subsidiaries and predecessor entities, under any employee benefit plans, programs and arrangements in which such Non-Union Continuing Employee participates following the Closing (the “Post-Closing Plans”), to the same extent as such Non-Union Continuing Employee was entitled immediately prior to the Closing to credit for such service under any similar US Airways Compensation and Benefit Plan or American Compensation and Benefit Plan, for purposes of eligibility, vesting and, to the extent applicable, calculation of the amount of vacation, travel and/or severance benefits. Notwithstanding the foregoing, no service prior to the Closing Date shall be credited for the purpose of benefit accrual or eligibility for any defined benefit pension plan, early retirement benefits or subsidies under any defined benefit pension plan, nor for purposes of eligibility under any retiree medical plan, except to the extent required by applicable Laws (and then only to the extent crediting such service would not result in the duplication of benefits).

(g) In addition, and without limiting the generality of Section 4.10(f), this Section 4.10(g) or any other provisions herein, (i) for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical, vision and/or other health benefits to any Non-Union Continuing Employee and his or her dependents, Newco shall, or shall cause the Surviving Corporation and its Subsidiaries to, cause all pre-existing condition exclusions and actively-at-work requirements of such Post-Closing Plan to be waived for such Non-Union Continuing Employee and his or her covered dependents, to the extent any such pre-existing condition exclusions or actively-at-work requirements were waived or were inapplicable under the comparable US Airways Compensation and Benefit Plan or American Compensation and Benefit Plan and (ii) the Post-Closing Plans shall not deny Non-Union Continuing Employees coverage on the basis of pre-existing conditions and shall credit such Non-Union Continuing Employees for any deductibles and out-of-pocket expenses paid in the year of initial participation in the Post-Closing Plans.

(h) On the date the employment of any Non-Union Continuing Employee is transferred to Newco or a different Subsidiary of Newco, the accrued and unused vacation and any positive account balance under any medical or dependent care expense reimbursement account of such Non-Union Continuing Employee shall be transferred to such new employer, and such new employer shall be responsible for such obligations at or after the date of such transfer, except in the case of a transfer of such expense reimbursement account balances to a new employer that does not maintain any dependent care or medical expense reimbursement account plan. Each Non-Union Continuing Employee also shall be permitted to continue to have payroll deductions made as most recently elected by him or her under the applicable FSA Plan.

(i) Notwithstanding anything in Section 4.10(e) to the contrary, Newco shall, or shall cause the Surviving Corporation and its Subsidiaries to, explicitly assume and hereby agree to perform, or to cause to be performed, the obligations of US Airways or its Subsidiaries under those plans and agreements set forth on Section 4.10(i) of the US Airways Disclosure Letter (which provide severance payments and/or benefits applicable to Non-Union Continuing Employees).

(j) Without limiting the generality of the foregoing, each Non-Union Continuing Employee who satisfies the eligibility requirements of a US Airways Compensation and Benefit Plan or an American Compensation and Benefit Plan that is a 401(k) plan shall be eligible to participate in a 401(k) plan maintained by Newco or the Surviving Corporation following the Closing (each, a “Post-Closing 401(k) Plan”) and shall be credited with eligibility service and vesting service for all periods of service with US Airways and American, and their respective Subsidiaries to the extent so credited with such service under the applicable 401(k) plan as of the Closing Date. Additionally, in the event Newco or any of its Subsidiaries terminates a 401(k) plan after the Closing Date, each Non-Union Continuing Employee who participates in such plan shall, following such termination, become eligible to participate in a Post-Closing 401(k) Plan for purposes of making rollover contributions and, at his or her election, be entitled to roll over his or her outstanding participant loan and related promissory note under the terminated 401(k) plan. During the period commencing on the date of such termination and ending at the time of the rollover of such loan and related promissory notes and related account balances, such loans shall continue to be maintained under the applicable 401(k) plan, and Newco shall, or shall cause the Surviving Corporation to, make payroll deductions in respect of required payments under any such loan and timely remit such amounts to the applicable 401(k) plan as payments on such loan. During such period, provided that the participant continues to make all required installment payments with respect to such loan, such loan shall not be placed in default, and Newco (or the Surviving Corporation) and the US Airways or one of its Subsidiaries shall take all necessary action to cause such loan not to be placed in default.

(k) Except as otherwise required under applicable Laws or to the extent expressly set forth in a binding written agreement with Newco, the Surviving Corporation or any of their respective Subsidiaries, Non-Union Continuing Employees shall be considered to be employed “at will” and nothing shall be construed to limit the ability of Newco, the Surviving Corporation or any of their respective Subsidiaries to terminate the employment of any such employee at any time, subject to any applicable severance and related benefits (including any governmental or statutory severance).

(l) Notwithstanding the foregoing, with respect to any Continuing Employee who is located in a jurisdiction where local employment Laws provide for an automatic transfer of employees upon transfer of a business as a going concern and such transfer occurs by operation of Law (the “Automatic Transferred Employees”), in the event that the applicable Laws of any country require Newco, the Surviving Corporation or any of its Subsidiaries (i) to maintain Terms and Conditions of Employment with respect to any Automatic Transferred Employee following the Closing or (ii) to continue or cause to be continued any employment contract of any Automatic Transferred Employee, Newco shall cause the entity that employs such Automatic Transferred Employee following the Closing to comply with such requirements to the extent required by such applicable Laws; provided, however, that nothing in this Section 4.10(l) shall prevent Newco or the Surviving Corporation from terminating the employment of any Automatic Transferred Employee after the Closing (for which Newco and its Subsidiaries shall be responsible for any costs or liabilities) or otherwise modifying the Terms and Conditions of Employment of any Automatic Transferred Employee to the extent permitted by Law or otherwise agreed with applicable employee(s) or representative(s) thereof. “Terms and Conditions of Employment” shall mean the rights of Automatic Transferred Employees according to their individual terms and conditions of employment with US Airways or its Subsidiaries immediately prior to the Closing and, where applicable, under company or shop agreements, and any arrangements based on works customs and unilateral undertakings, if and to the extent they provide to an Automatic Transferred Employee direct and enforceable causes of action against the employer.

(m) Newco shall take, and may cause any of its Subsidiaries to take, any and all actions necessary or appropriate (including to the extent necessary under the plan) to, as of the Effective Time, (i) assume and adopt each US Airways Compensation and Benefit Plan and each American Compensation and Benefit Plan (including all matters set forth in this Section 4.10 and Section 4.1(o) of the American Disclosure Letter, but excluding any prepetition equity or equity-equivalent plan or agreement of American and its Subsidiaries) and to maintain and to perform under such plans and agreements to the same extent as US Airways or American or their respective subsidiaries would be required to perform under such plans and agreements if the Merger did not take place, and (ii) to the extent applicable, become, or cause the Surviving Corporation to become, a “participating employer” (as applicable) under such US Airways Compensation and Benefit Plans and American Compensation and Benefit Plans. Without limiting the generality of the foregoing, Newco shall assume, as of the Effective Time, all of the American Compensation and Benefit Plans which constitute retirement plans, including all such plans subject to Title IV of ERISA and the supplemental employee retirement plan. US Airways shall cooperate with American and Newco and shall take or cause to be taken any and all actions reasonably necessary or appropriate in order to effect the provisions of this Section 4.10(m).

(n) This Agreement shall not be interpreted as an amendment to any American Compensation and Benefit Plan or any US Airways Compensation and Benefit Plan or any other compensation and benefits plans maintained for or provided to directors, officers, employees or consultants of American, US Airways, Newco or the Surviving Corporation prior to or following the Effective Time, and nothing in this Agreement shall interfere with or limit Newco’s or the Surviving Corporation’s right to amend or terminate any individual plan, program, policy or arrangement of US Airways or any of its Subsidiaries, and nothing contained herein shall obligate Newco, the Surviving Corporation or any of their respective Subsidiaries to maintain or continue any individual plan, program, policy or arrangement.

(o) It is expressly agreed that the provisions of this Section 4.10 are not intended to be for the benefit of or otherwise enforceable by any third Person, including any employee of American or US Airways, or any collective bargaining unit or employee organization. Without limiting the foregoing, nothing contained in this Agreement shall create or imply any obligation on the part of US Airways, American, Newco, the Surviving Corporation or any of their respective Subsidiaries, to provide any continuing employment right to any individual on or after the Closing.

4.11 Expenses. Except as otherwise provided in Section 6.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense; provided, however, that American and US Airways shall each be responsible for half of the filing or similar fees incurred in connection with any filings required to be made under the HSR Act, the EU Merger Regulation and any other applicable foreign antitrust, competition or similar Laws, as contemplated by Sections 3.1(d)(i)(B) and 3.2(d)(i)(B).

4.12 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Newco agrees that it will jointly and severally indemnify and hold harmless each director and officer of American and its Subsidiaries and each director and officer of US Airways and its Subsidiaries, in each case who was a director or officer at any time on or after November 29, 2005 (in each case, for acts or failures to act in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), to the fullest extent permitted by applicable Law, and Newco shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification; and provided, further, that any determination as to whether a Person is entitled to indemnification or advancement of expenses hereunder shall be made by independent counsel selected by Newco and such Person.

(b) Any Indemnified Party wishing to claim indemnification under Section 4.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Newco thereof, but the failure to so notify shall not relieve Newco of any liability it may have to such Indemnified Party except to the extent such failure materially and actually prejudices the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Newco shall have the right to assume the defense thereof and Newco shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Newco does not elect to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Newco and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Newco shall be obligated to pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Newco shall be obligated pursuant to this Section 4.12(b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; (ii) the Indemnified Parties will use their reasonable efforts to cooperate in the defense of any such matter, and (iii) Newco shall not be liable for any settlement effected without their prior written consent (such consent not to be unreasonably withheld or delayed); and provided, further, that Newco shall not have any obligation under this Agreement to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) Unless otherwise agreed by American and US Airways, at or prior to the Effective Time, American shall, and if American is unable to, Newco shall, purchase the six-year “tail” officers’ and directors’ liability and fiduciary insurance policies described in Section 4.12(c) of the American Disclosure Letter (the “Preferred American D&O Tail Policy”) or comparable policies from other reputable insurance providers; provided, that the amount paid by American or Newco for such Preferred American D&O Tail Policy shall not exceed 200% of the annual premium for American’s then current officers’ and directors’ liability and fiduciary insurance policies (such premium, the “American Maximum Premium”). If the Preferred American D&O Tail Policy has been obtained by American or Newco, Newco shall maintain such policy in full force and effect, for its full term, and continue to honor the obligations thereunder. If American or Newco are unable to obtain the Preferred American D&O Tail Policy, Newco shall maintain officers’ and directors’ liability insurance covering the same Persons covered or to be covered by the Preferred American D&O Tail Policy (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) issued by insurance carriers with the same or higher financial strength ratings as, and on terms with respect to coverage and amount no less favorable than, those of the Preferred American D&O Tail Policy, for a period of six (6) years from and after the Effective Time; provided, however, that in no event shall Newco be required to expend annually an amount in excess of the American Maximum Premium for such insurance; provided, further, that if the premiums of such insurance coverage exceed such amount, Newco shall be obligated to obtain a policy with the greatest coverage available for a premium not exceeding the American Maximum Premium.

(d) Unless otherwise agreed by American and US Airways, at or prior to the Effective Time, US Airways shall, and if US Airways is unable to, Newco shall cause the Surviving Corporation to, purchase the six-year “tail” officers’ and directors’ liability and fiduciary insurance policies described in

Section 4.12(d) of the US Airways Disclosure Letter (the “Preferred US Airways D&O Tail Policy”) or comparable policies from other reputable insurance providers; provided, that the amount paid by US Airways or the Surviving Corporation for such Preferred US Airways D&O Tail Policy shall not exceed 200% of the annual premium for US Airway’s then current officers’ and directors’ liability and fiduciary insurance policies (such premium, the “US Airways Maximum Premium”). If the Preferred US Airways D&O Tail Policy has been obtained by US Airways or the Surviving Corporation, the Surviving Corporation shall, and Newco shall cause the Surviving Corporation to, maintain such policy in full force and effect, for its full term, and continue to honor their respective obligations thereunder. If US Airways or the Surviving Corporation are unable to obtain the Preferred US Airways D&O Tail Policy, the Surviving Corporation shall, and Newco shall cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance covering the same Persons covered or to be covered by the Preferred US Airways D&O Tail Policy (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) issued by insurance carriers with the same or higher financial strength ratings as, and on terms with respect to coverage and amount no less favorable than, those of the Preferred US Airways D&O Tail Policy, for a period of six (6) years from and after the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend annually an amount in excess of the US Airways Maximum Premium for such insurance; provided, further, that if the premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a premium not exceeding the US Airways Maximum Premium.

(e) In addition to the rights provided under Section 4.12(a), all rights to indemnification, advancement of expenses and exculpation from liabilities now existing in favor of the current or former directors or officers of American and its Subsidiaries pursuant to Contracts with American or such Subsidiaries or US Airways and its Subsidiaries pursuant to Contracts with US Airways or such Subsidiaries, their respective organizational documents or applicable Law shall survive the Merger and shall be deemed assumed by Newco as of the Effective Time and shall continue in full force and effect in accordance with their terms. From and after the Effective Time, Newco shall honor and perform under all indemnification Contracts and organizational documents of American and its Subsidiaries and US Airways and its Subsidiaries. Newco shall not, directly or indirectly, amend, modify, limit or terminate, in any manner adverse to the current or former directors or officers of American and its Subsidiaries or US Airways and its Subsidiaries, with respect to their respective rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring prior to the Effective Time, any such Contracts with American or its Subsidiaries or US Airways or its Subsidiaries, or any such provisions contained in any of their respective organizational documents.

(f) The obligations of Newco and the Surviving Corporation under this Section 4.12 shall not be terminated or modified by such parties in a manner so as to adversely affect any Indemnified Party or other Person to whom this Section 4.12 applies without the consent of such affected Indemnified Party or other Person. If Newco or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Newco or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 4.12.

(g) From and after the Effective Time, Newco shall, or shall cause its Subsidiaries to, provide: (i) positive space, first class flight privileges to each Person (and such Person’s spouse, life partner and dependent children) who as of the date of this Agreement is a non-employee member of the Board of Directors of American or US Airways for personal non-business related travel on substantially the same terms as such flight privileges are provided as of the date of this Agreement to the fully vested members of the Board of Directors of US Airways, and such flight privileges shall continue until the later of the death of such Person or such Person’s spouse or life partner, (ii) to each Person who as of the date of this Agreement is a non-employee member of the Board of Directors of American or US Airways, participation in Newco’s flight benefit program for directors, as the same may be amended or modified from time to time, with the exception that only Persons then serving as members of the Board of Directors of Newco shall be entitled to a tax gross-up with respect to their flight privileges or any flight benefit plan benefits, and (iii) flight privileges to each Person (and such Person’s spouse, life partner and dependent children) who as of the date of this Agreement is a former member of the Board of Directors of American or US Airways on substantially the same terms as such flight privileges are provided to such Person as of the date of this Agreement.

(h) The provisions of this Section 4.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and the other Persons contemplated by Section 4.12(e) and Section 4.12(g) and their heirs and legal representatives.

4.13 Takeover Statutes. If any Takeover Statute becomes applicable to the Merger or the other transactions contemplated by this Agreement, each of American and US Airways and their respective Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and by the Merger and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

4.14 Transfer Taxes. Except as provided in Section 2.2(b), each of American, US Airways and Merger Sub shall pay any sales, use, ad valorem, property, transfer (including real property transfer) and similar Taxes imposed on such Person as a result of or in connection with the Merger and the other transactions contemplated hereby (any such Taxes, “Transfer Taxes”), except to the extent such Transfer Taxes may not be assessed pursuant to section 1146(a) of the Bankruptcy Code. In addition, the parties shall cooperate in good faith to prepare and timely deliver any certificate or instrument necessary for a party hereto to claim a bulk sale or other exemption from Transfer Taxes otherwise payable.

4.15 Taxation.

(a) The parties intend that the Merger in conjunction with the Plan will qualify as a reorganization within the meaning of Section 368(a) of the Code and shall use their reasonable best efforts (and shall cause their respective Subsidiaries to use their reasonable best efforts) to cause the Merger (together with the Plan) to so qualify. Neither American nor US Airways shall take, cause or permit to be taken, or fail to take, any action, whether before or after the Effective Time, which action or failure to act would disqualify the Merger (together with the Plan) as a reorganization within the meaning of Section 368(a) of the Code.

(b) Each of American, US Airways and Merger Sub shall cooperate with each other in obtaining opinions of Latham & Watkins LLP, counsel to US Airways, and Weil, Gotshal & Manges LLP, counsel to American and Merger Sub, to satisfy the conditions set forth in Sections 5.2(d) and 5.3(d). US Airways and American (on its behalf and on behalf of Merger Sub) shall execute and deliver to each of Latham & Watkins LLP, counsel to US Airways, and Weil, Gotshal & Manges LLP, counsel to American and Merger Sub, certificates substantially in the forms attached hereto as Exhibits E and F at such time or times as reasonably requested by each such law firm in connection with its delivery of the opinion referred to in Section 5.2(d) or Section 5.3(d), as the case may be. Prior to the Effective Time, none of American, US Airways or Merger Sub shall take or cause to be taken any action that would cause to be untrue any of the representations in such certificates. The parties will take the position for all Tax purposes that the Merger (together with the Plan) qualifies as a reorganization within the meaning of Section 368(a) of the Code, unless a contrary position is required by a final determination within the meaning of Section 1313 of the Code.

(c) The parties intend that the “ownership change” of American within the meaning of Section 382 of the Code resulting from the consummation of the Merger and the implementation of the Plan qualify for relief under Section 382(l)(5) of the Code, and shall use their reasonable best efforts to so qualify. Accordingly, the parties shall utilize the procedures in that certain Bankruptcy Court order establishing notification procedures for substantial claimholders, dated January 27, 2012, as amended or revised prior to or, with the reasonable approval of US Airways, after the date hereof (the “Notification Procedures Order”), to obtain Notices of Substantial Claimholder Status (as defined in the Notification Procedures Order) and, if the parties so determine in accordance with such Notification Procedures Order, to seek Bankruptcy Court approval of appropriate Sell Down Notices (as defined in the Notification Procedures Order). In furtherance of the foregoing and to protect against multiple “ownership changes” of US Airways, US Airways shall adopt, effective upon the execution of this Agreement, a rights plan, in form and substance reasonably satisfactory to American, to minimize the likelihood that any additional Persons or group of Persons acting together become “5% shareholders” of US Airways within the meaning of Section 382 of the Code and that any existing such “5% shareholders” increase their ownership, other than pursuant to the Plan.

4.16 Stock Exchange Listing and De-listing. American shall use its reasonable best efforts to cause the shares of Newco Common Stock to be authorized for listing on the NYSE or NASDAQ upon official notice of issuance, prior to the Closing Date, and American shall use its reasonable best efforts to have Newco’s trading symbol reflect the American Airlines brand after the Closing Date. The Surviving Corporation shall cause the shares of US Airways Common Stock to be no longer listed on the NYSE or the principal securities market on which the shares of US Airways Common Stock are then listed or quoted and de-registered under the Exchange Act as soon as practicable following the Effective Time.

4.17 Reservation of Newco Common Stock. Effective at such time as the Newco Charter shall have been duly filed with the Secretary of State of the State of Delaware pursuant to Section 1.6(a), Newco shall reserve (free from preemptive rights) out of its authorized but unissued or treasury shares of Newco Common Stock, sufficient shares of Newco Common Stock to effect the issuance of shares of Newco Common Stock under Section 2.1 and upon the exercise of Converted US Airways Options and Converted US Airways Equity Awards or the conversion of the Converted US Airways 7.25% Convertible Notes and Converted US Airways 7% Convertible Notes.

4.18 Transition Planning. In order to facilitate the integration of the operations of American and US Airways and their respective Subsidiaries and to permit the coordination of their related operations on a timely basis, and in an effort to accelerate to the earliest time practicable following the Effective Time the realization of synergies, operating efficiencies and other benefits expected to be realized by the parties as a result of the transactions contemplated by this Agreement, prior to the Effective Time, American and US Airways shall establish a committee (the “Transition Committee”) to be managed by the chief executive officers of each of American and US Airways and with such other members as they shall mutually agree, which Transition Committee shall have responsibility for coordinating and directing the efforts of the parties with respect to (a) the integration of operations and fleet plan of American and US Airways and their respective Subsidiaries, (b) obtaining the required consents and approvals from Governmental Entities as contemplated by Section 4.7, (c) communications, public relations and investor relations strategy and approach of the parties regarding the Plan, the Merger and the other transactions contemplated hereby (other than any party’s actions in respect of an American Acquisition Proposal or a US Airways Acquisition Proposal, respectively) and (d) other business and operational matters, including the financing needs of Newco and its Subsidiaries following the Effective Time, to the extent not in violation of applicable Laws, including Laws regarding the exchange of information and other laws regarding competition. The Creditors’ Committee shall have the right to have up to two designees from the UCC’s Advisors attend meetings of the Transition Committee.

4.19 Section 16(b). American and US Airways shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of shares of US Airways Common Stock or acquisitions of Newco Common Stock in connection with this Agreement by each individual who is a director or officer of US Airways to be exempt under Rule 16b-3 under the Exchange Act.

4.20 Approval of Plan; Confirmation Order.

(a) Plan and Disclosure Statement. Unless otherwise consented to in writing by US Airways (such consent not to be unreasonably withheld, conditioned or delayed), American (in consultation with the UCC’s Advisors) shall and shall cause each of the other Debtors to:

(i) (A) by the date that is the seventh (7th) business day following the execution of this Agreement, file a motion (the “Merger Support Motion”) with the Bankruptcy Court, in form and substance reasonably acceptable to American, US Airways and the UCC’s Advisors, seeking approval pursuant to an order of the Bankruptcy Court in form and substance reasonably acceptable to American and US Airways (the “Merger Support Order”) of (1) this Agreement and (2) the execution and delivery hereof by American and the performance by American of all of its obligations hereunder (which Merger Support Order shall include authorization and approval of the matters set forth in Section 4.10 and Section 4.1(o) of the American Disclosure Schedule); (B) use reasonable best efforts to include in the Merger Support Order a provision ordering (1) a waiver of Bankruptcy Rule 6004(h) and (2) that the Merger Support Order be effective immediately upon its entry by the Bankruptcy Court; (C) fully support the Merger Support Motion; (D) in the Merger Support Motion, expressly acknowledge that, to American’s Knowledge, US Airways has acted in good faith and expended, and will likely continue to expend, considerable time and expense in connection with this Agreement and the negotiation hereof, and that this Agreement provides value to and is beneficial to the Debtors’ estates; and (E) use reasonable best efforts to obtain the entry of the Merger Support Order by the date that is the thirtieth (30th) day following the filing of the Merger Support Motion with the Bankruptcy Court and to defend against any appeal, motion to stay or similar action with respect thereto;

(ii) prepare, as soon as reasonably practicable after the date of this Agreement a draft plan of reorganization under chapter 11 of the Bankruptcy Code proposed by American and the other Debtors pursuant to which, among other things, the Merger shall be consummated (the “Plan”; it is understood and agreed that a condition precedent to the effectiveness of the Plan shall be that the matters set forth in Section 4.10 and Section 4.1(o) of the American Disclosure Schedule shall be in effect) and an accompanying disclosure statement under section 1125 of the Bankruptcy Code (the “Disclosure Statement”), and after such preparation promptly provide such Plan and Disclosure Statement, in draft form, to US Airways and its legal and financial advisors and the UCC’s Advisors for review and comment a reasonable period of time in advance of any filing thereof;

(iii) (A) subject to Section 4.3, include in the approved Disclosure Statement a statement that the Board of Directors of American has recommended the acceptance of the Plan by the stakeholders of the Debtors who are entitled to vote on the Plan (such recommendation, the “American Directors’ Recommendation”) and (B) include in the approved Disclosure Statement a statement provided by the Creditors’ Committee that the Creditors’ Committee recommends the acceptance of the Plan by the unsecured creditors holding claims against the Debtors who are entitled to vote on the Plan (“Creditors’ Committee Recommendation”);

(iv) use reasonable best efforts to file with the Bankruptcy Court the Plan and the Disclosure Statement, in each case, in form and substance reasonably acceptable to US Airways (such acceptance, not to be unreasonably delayed, conditioned or withheld; it being agreed that it would not be reasonable for US Airways to object to any proposed Plan or Disclosure Statement that is consistent with the terms of this Agreement, including the requirements of a Conforming Plan (except that financial projections relating to Newco shall be reasonably acceptable to US Airways without such limitation)), by the date that is the thirtieth (30th) day following the later of (1) the date on which US Airways has provided initial comments pursuant to clause (ii) above and (2) entry of the Merger Support Order, and thereafter, in consultation with US Airways, use reasonable best efforts to (A) obtain approval of the Disclosure Statement by the Bankruptcy Court pursuant to an order, in form and substance reasonably acceptable to American and US Airways (the “Disclosure Statement Order”), by the date that is the seventy-fifth (75th) day following the date on which the Plan and Disclosure Statement are filed with the Bankruptcy Court (the “Disclosure

Statement Approval Date”); and (B) commence solicitation of the Plan as soon as reasonably practicable after the Disclosure Statement Approval Date and as provided in the Disclosure Statement Order;

(v) prepare and provide the proposed Confirmation Order, in draft form, to US Airways and its legal and financial advisors and the UCC’s Advisors for review and comment a reasonable period of time in advance of any filing thereof and, subject to the prior written consent of US Airways (such consent not to be unreasonably withheld, conditioned or delayed) to the form and substance of the Confirmation Order, and consultation with US Airways, use reasonable best efforts to file with the Bankruptcy Court the proposed Confirmation Order promptly following the end of the period to solicit acceptances of the Plan;

(vi) subject to the terms and provisions of this Agreement, diligently pursue confirmation and consummation of the Plan;

(vii) reasonably cooperate with US Airways and its counsel in connection with any discovery and hearings in connection with this Agreement, the Disclosure Statement or the Plan and any transactions contemplated by such documents;

(viii) use reasonable best efforts to provide US Airways and its counsel with copies of any notices, motions, pleadings, filings or other documents filed by the Debtors or third-parties with the Bankruptcy Court reasonably requested by US Airways;

(ix) without duplication or limitation of the foregoing, use its reasonable best efforts to provide drafts of any proposed modifications, amendments, supplements, schedules, exhibits and other similar documents related to the Plan or the Disclosure Statement or their terms and conditions (collectively, the “Plan Related Documents”) to US Airways and its counsel and the UCC’s Advisors a reasonable period of time prior to the date on which the Debtors intend to file such documents with the Bankruptcy Court, and any such Plan Related Documents shall be reasonably acceptable to US Airways (such acceptance not to be unreasonably delayed, conditioned or withheld; it being agreed that it would not be reasonable for US Airways to object to any Plan, Plan Related Document or Confirmation Order that is consistent with the terms of this Agreement, including the requirements of a Conforming Plan (except that financial projections relating to Newco shall be reasonably acceptable to US Airways without such limitation)); and

(x) timely file a formal objection and prosecute in good faith such objection to any motion filed with the Bankruptcy Court seeking the entry of an order (A) modifying or terminating the Debtors’ exclusive right to file and/or solicit acceptances of a plan of reorganization, (B) directing the appointment of an examiner with expanded powers or a trustee, (C) converting the Cases to cases under chapter 7 of the Bankruptcy Code, or (D) dismissing the Cases.

(b) Cooperation from American. Unless US Airways has otherwise consented in writing (such consent not to be unreasonably withheld, conditioned or delayed), American shall, and shall cause each of the other Debtors to, after the date hereof and prior to the Effective Time:

(i) not move for or support any order authorizing or directing, or provide in the Plan for, the assumption or rejection of any American Material Contract, American Lease or American CBA (and object to efforts by any other Person to have such an order entered), unless the consent of US Airways was previously obtained for any amendment, modification or termination of such American Material Contract, American Lease or American CBA in accordance with the applicable requirements of Section 4.1;

(ii) not (A) settle, compromise or otherwise agree to resolve any prepetition general unsecured claims against the Debtors or equity interests in American by providing the creditor, equity interest holder or other claimant with any payment of cash or other assets or with any other right or benefit, other than in each case (1) the right to receive Plan Shares pursuant to the Plan, or (2) payments of cash not to exceed $25,000,000 in the aggregate; (B) settle, compromise, amend or otherwise agree to resolve the other post-employment benefits accounted for under ASC 715-60 Defined Benefit Plans—Other Postretirement (“OPEB”) of the Debtors other than any settlement, compromise or other agreement that satisfies all such OPEB obligations solely in exchange for a right to receive Plan Shares pursuant to the Plan or (C) prepay any prepetition secured indebtedness of any Debtor with any payment of cash or other assets, except (1) as may be required by the existing terms of any Contract governing such indebtedness (excluding a prepayment as a result of any breach of, or default under, the terms of any such Contract), (2) in connection with a refinancing permitted under Section 4.1 or (3) payments of cash not to exceed $25,000,000 in the aggregate;

(iii) not assert any objection to (and if requested by US Airways, consent in writing to) the standing of US Airways to appear and object before the Bankruptcy Court to any action that would be subject to US Airways’ consent pursuant to this Section 4.20, whether individually or in the aggregate, but to which US Airways has not provided such consent; and

(iv) use reasonable best efforts to include in any release and exculpation provisions of the Plan, that US Airways and (to the extent included for American) its agents, directors, officers, employees, representatives, advisors, attorneys, Subsidiaries and affiliates shall be beneficiaries of such provisions.

(c) Cooperation from US Airways. Upon request of American, US Airways agrees to use reasonable best efforts to (x) assist and cooperate with the Debtors in the Plan solicitation process and/or (y) assist the Debtors in obtaining entry of the Confirmation Order.

4.21 US Airways Equity Plans.

(a) Prior to the Effective Time, the Boards of Directors of US Airways (or, if appropriate, any committee thereof administering the US Airways Equity Plans) and American shall adopt such resolutions or take such other actions as may be required to effect the following as of the Effective Time:

(i) US Airways Options and US Airways SARs.

(A) (i) Each US Airways Option and each US Airways Stock-Settled SAR outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted into an option (each, a “Converted US Airways Option”) or stock-settled stock appreciation right (each, a “Converted US Airways Stock-Settled SAR”), as applicable, to acquire, on the same terms and conditions as were applicable to such US Airways Option or US Airways Stock-Settled SAR immediately prior to the Effective Time, a number of shares of Newco Common Stock equal to the number of shares of US Airways Common Stock subject to such US Airways Option or US Airways Stock-Settled SAR, at an exercise price per share of Newco Common Stock equal to the exercise price per share of US Airways Common Stock under such US Airways Option or US Airway Stock-Settled SAR; provided, however, in the case of any US Airways Option to which Section 421 of the Code applies by reason of its qualification (as an “incentive stock option”) under either Section 422 or 424 of the Code, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in a manner that complies with Section 424(a) of the Code.

(B) Each US Airways Cash-Settled SAR outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted into a cash-settled stock appreciation right (each, a “Converted US Airways Cash-Settled SAR”) to acquire, on the same terms and conditions as were applicable to such US Airways Cash-Settled SAR immediately prior to the Effective Time, an amount of cash determined by reference to the number of shares of Newco Common Stock equal to the number of shares of US Airways Common Stock referenced by such US Airways Cash-Settled SAR, at an exercise price per share of Newco Common Stock equal to the exercise price per share of US Airways Common Stock under such US Airways Cash-Settled SAR.

(C) In each of Sections 4.21(a)(i)(A) and (B) above, each US Airways Option and each US Airways SAR shall be adjusted in a manner which complies with Section 409A of the Code and that causes the resulting Converted US Airways Option, Converted US Airways Cash-Settled SAR or Converted US Airways Stock-Settled SAR not to constitute the grant of a new option or stock appreciation right or a change in the form of payment of an option or stock appreciation right, as provided under Treasury Regulation section 1.409A-1(b)(5)(v)(D).

(ii) US Airways RSUs.

(A) Each award of US Airways Stock-Settled RSUs outstanding immediately prior to the Effective Time shall be converted into a number of stock-settled restricted stock units corresponding to shares of Newco Common Stock equal to the number of shares of US Airways Common Stock subject to such US Airways Stock-Settled RSU award, with the same terms and conditions as were applicable to such US Airways Stock-Settled RSU award immediately prior to the Effective Time (each, a “Converted Stock-Settled US Airways RSU”).

(B) Each award of US Airways Cash-Settled RSUs outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash, on the same terms and conditions as were applicable to such US Airways RSU award immediately prior to the Effective Time, based on a number of shares of Newco Common Stock equal to the number of shares of US Airways Common Stock referenced under such US Airways Cash-Settled RSU award immediately prior to the Effective Time (each, a “Converted Cash-Settled US Airways RSU”).

(C) In each of Sections 4.21(a)(ii)(A) and (B) above, all adjustments made to the US Airways RSUs shall be made in compliance with Section 409A of the Code.

(iii) ensure that, after the Effective Time, awards under the US Airways Equity Plans shall be granted with respect to Newco Common Stock and make such other changes to the US Airways Equity Plans as it deems appropriate to give effect to the Merger (subject to the approval of American, which shall not be unreasonably withheld, conditioned or delayed).

The Converted US Airways Stock-Settled SARs and the Converted US Airways Stock-Settled RSUs are referred to, collectively, as the “Converted US Airways Equity Awards”.

(b) At the Effective Time, Newco shall assume all the obligations of US Airways under the US Airways Equity Plans, each outstanding US Airways Option, each outstanding US Airways Equity Award, each outstanding US Airways Cash-Settled SAR, each outstanding US Airways Cash-Settled RSU and the agreements evidencing the grants thereof. As soon as practicable after the Effective Time, Newco shall deliver to the holders of US Airways Options, US Airways Equity Awards, US Airways Cash-Settled SAR and US Airways Cash-Settled RSU appropriate notices setting forth such holders’ rights pursuant to the respective US Airways Equity Plans, and the agreements evidencing the grants of such US Airways Options, US Airways Equity Awards, US Airways Cash-Settled SARs and US Airways Cash-Settled RSUs shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 4.21 after giving effect to the Merger).

(c) American shall, or shall cause Newco to, prepare and file with the SEC a registration statement on Form S-8 with respect to the shares of Newco Common Stock issuable upon exercise or vesting of the assumed Converted US Airways Equity Awards on or before the Effective Time and shall maintain the effectiveness of such registration statement thereafter for so long as any such Converted US Airways Equity Awards remain outstanding.

4.22 US Airways Convertible Debt.

(a) At the Effective Time, American and US Airways and, if necessary or advisable, Merger Sub shall enter into a supplemental indenture in respect of the US Airways 7.25% Convertible Notes containing such provisions as may be required or are advisable as a result of the Merger pursuant to the terms of that certain Indenture, dated as of May 13, 2009, between US Airways and The Bank of New York Mellon Trust Company, N.A., as trustee (the “7.25% Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of May 13, 2009, between US Airways and The Bank of New York Mellon Trust Company, N.A., as trustee (the “7.25% Supplemental Indenture” and, together with the 7.25% Base Indenture, the “7.25% Indenture”). Such supplemental indenture will (i) include the provisions required by Section 5.06 of the 7.25% Supplemental Indenture as a result of the Merger, which may include a provision that requires each outstanding US Airways 7.25% Convertible Note to be convertible solely into the number of shares of Newco Common Stock that the holder of such US Airways 7.25% Convertible Note would have received pursuant to the Merger if such holder had converted such US Airways 7.25% Convertible Note into shares of US Airways Common Stock immediately prior to the Effective Time (each, a “Converted US Airways 7.25% Convertible Note”) and (ii) provide for the guarantee by Newco of US Airways’ obligations under the 7.25% Indenture and the 7.25% Convertible Notes following the Effective Time.

(b) At the Effective Time, American and US Airways and, if necessary or advisable, Merger Sub shall enter into a supplemental indenture in respect of the US Airways 7% Convertible Notes containing such provisions as may be required or are advisable as a result of the Merger pursuant to the terms of the Indenture, dated as of September 30, 2005, by and between US Airways and U.S. Bank National Association, as trustee (the “7% Indenture”). Such supplemental indenture will (i) include the provisions required by Section 4.8 of the 7% Indenture, which may include a provision that requires each outstanding US Airways 7% Convertible Note to be convertible solely into the number of shares of Newco Common Stock that the holder of such US Airways 7% Convertible Note would have received pursuant to the Merger if such holder had converted such US Airways 7% Convertible Note into shares of US Airways Common Stock immediately prior to the Effective Time (each, a “Converted US Airways 7% Convertible Note”) and (ii) provide for the guarantee by Newco of US Airways’ obligations under the 7% Indenture and the US Airways 7% Convertible Notes following the Effective Time.

(c) Prior to the Effective Time, the Board of Directors of each of American, on the one hand, and Merger Sub and US Airways, on the other hand, will adopt resolutions approving each of the directors who are elected to the Board of Directors of Newco and the Surviving Corporation, respectively, at the Effective Time in accordance with Section 1.8 so that such directors will be “continuing directors” of Newco and the Surviving Corporation, respectively.

4.23 Rights of the Creditors’ Committee. Subject to the Protective Order entered by the Bankruptcy Court on January 27, 2012 and amended on March 23, 2012 in connection with the Cases, and the terms of any applicable confidentiality agreement, from the date hereof to the Closing Date, American and US Airways shall (a) keep the UCC’s Advisors reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, (b) furnish the UCC’s Legal Advisor with all notices, correspondence and other communications provided to another party pursuant to Section 7.7 of this Agreement, and (c) promptly provide the UCC’s Advisors with any information reasonably requested by the UCC’s Advisors relating to completion of the transactions contemplated hereby. Without limiting the foregoing, American and US Airways shall give prompt notice to the UCC’s Legal Advisor of any change, fact or condition of which, to its knowledge, is reasonably expected to result in any failure of any condition to effect the Merger. American and US Airways (as applicable) each agrees to negotiate in good faith with the UCC’s Advisors with respect to any consent rights requested by the Creditors’ Committee under the Plan.

ARTICLE V

Conditions

5.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) US Airways Stockholder Approval. The Stockholder Approval shall have been obtained.

(b) Regulatory Approvals. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated, and any approval or authorization required to be obtained under the EU Merger Regulation in connection with the consummation of the Merger shall have been obtained, (ii) any approval or authorization required to be obtained from the FAA and DOT in connection with the consummation of the Merger shall have been obtained, (iii) any approval or authorization required to be obtained from any other Governmental Entity for the consummation of the

Merger shall have been obtained, and (iv) any approval or authorization required under any other foreign antitrust, competition or similar Laws, in each case in connection with the consummation of the Merger and the transactions contemplated by this Agreement, shall have been obtained, except for those, in the case of clauses (iii) and (iv), the failure of which to obtain would not, individually or in the aggregate, (x) reasonably be expected to result in an American Material Adverse Effect, a US Airways Material Adverse Effect or a Newco Material Adverse Effect or (y) provide a reasonable basis to conclude that American, US Airways or any of their respective directors or officers would be subject to the risk of criminal liability.

(c) No Orders or Restraints; Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (each, an “Order”), and no Governmental Entity of competent jurisdiction has proposed (and not withdrawn) an Order that (x) could have a Newco Material Adverse Effect or (y) would provide a reasonable basis to conclude that American, US Airways or any of their respective directors or officers would be subject to the risk of criminal liability.

(d) Listing. The shares of Newco Common Stock to be issued in the Merger and under the Plan shall have been authorized for listing on the NYSE or NASDAQ upon official notice of issuance.

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

5.2 Conditions to Obligation of American and Merger Sub. The obligation of American and Merger Sub to effect the Merger is also subject to the satisfaction or waiver by American at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of US Airways set forth in this Agreement (without giving effect to any materiality or US Airways Material Adverse Effect qualifications contained therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except (i) where the failure of such representations and warranties to be true and correct (other than with respect to the representations and warranties contained in Section 3.2(b)(i)) would not, individually or in the aggregate, reasonably be expected to have a US Airways Material Adverse Effect and (ii) where the failure of the representations and warranties contained in Section 3.2(b)(i) to be true and correct is not material.

(b) Performance of Obligations of US Airways. US Airways shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. American shall have received a certificate signed on behalf of US Airways by the Chief Executive Officer or Chief Financial Officer of US Airways to the effect that the conditions set forth in Sections 5.2(a) and 5.2(b) have been satisfied.

(d) Tax Opinion. American shall have received the opinion of Weil, Gotshal & Manges LLP, counsel to American, in form and substance reasonably satisfactory to American, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger in conjunction with the Plan will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 5.2(d), Weil, Gotshal & Manges LLP may require and rely upon representations contained in certificates of officers of US Airways and American (on behalf of itself and on behalf of Merger Sub) substantially in the forms attached hereto as Exhibits E and F.

(e) Plan and Confirmation Order. (i) Any modifications, amendments or supplements to the Plan, the Plan Related Documents or the Confirmation Order that were not filed with the Bankruptcy Court by the Debtors shall be in form and substance reasonably acceptable to American, (ii) the Plan shall have been confirmed by the Bankruptcy Court pursuant to the Confirmation Order, (iii) the Confirmation Order shall be in full force and effect and shall not have been stayed, modified or vacated and (iv) the effective date of the Plan shall occur contemporaneously with the Closing Date.

5.3 Conditions to Obligation of US Airways. The obligation of US Airways to effect the Merger is also subject to the satisfaction or waiver by US Airways at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of American and Merger Sub set forth in this Agreement (without giving effect to any materiality or American Material Adverse Effect qualifications contained therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except (i) where the failure of such representations and warranties to be true and correct (other than with respect to the representations and warranties in Section 3.1(b)(ii)) would not, individually or in the aggregate, reasonably be expected to have an American Material Adverse Effect and (ii) for failures to be to true and correct with respect to the representations and warranties contained in Section 3.1(b)(ii) by less than 500,000 shares of Newco Common Stock in the aggregate (including shares of Newco Common Stock issuable upon exercise, conversion or exchange).

(b) Performance of Obligations of American and Merger Sub. Each of American and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. US Airways shall have received a certificate signed on behalf of American and Merger Sub by the Chief Executive Officer or Chief Financial Officer of American to the effect that the conditions set forth in Sections 5.3(a), 5.3(b), 5.3(f) and 5.3(g) have been satisfied.

(d) Tax Opinion. US Airways shall have received the opinion of Latham & Watkins LLP, counsel to US Airways, in form and substance reasonably satisfactory to US Airways, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger in conjunction with the Plan will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 5.3(d), Latham & Watkins LLP may require and rely upon representations contained in certificates of officers of US Airways and American (on behalf of itself and on behalf of Merger Sub) substantially in the forms attached hereto as Exhibits E and F.

(e) Plan and Confirmation Order. (i) The Plan, the Plan Related Documents and the Confirmation Order shall be in form and substance reasonably acceptable to US Airways (such acceptance not to be unreasonably delayed, conditioned or withheld; it being agreed that it would not be reasonable for US Airways to object to any Plan, Plan Related Document or Confirmation Order that is consistent with the terms of this Agreement, including the requirements of a Conforming Plan), (ii) the Plan shall have been confirmed by the Bankruptcy Court pursuant to the Confirmation Order, (iii) the Confirmation Order shall be in full force and effect and shall not have been stayed, modified or vacated and (iv) the effective date of the Plan shall occur contemporaneously with the Closing Date.

(f) Conforming Plan. The Plan shall include each of the following components (and any Plan that contains the following components, a “Conforming Plan”):

(i) (A) a condition precedent to the occurrence of the effective date under the Plan shall be the occurrence of the Closing under this Agreement and (B) any material conditions in the Plan that are not also conditions to the obligations of American under this Agreement shall be reasonably acceptable to US Airways (provided that US Airways may not object to the inclusion in the Plan of a condition precedent to the occurrence of the effective date under the Plan that the aggregate estimated allowed prepetition general unsecured claims (excluding intercompany claims) against the Debtors shall not exceed $8 billion);

(ii) all allowed prepetition general unsecured claims against the Debtors (other than allowed “convenience claims” satisfied in cash as provided in clause (iii) below, and other than intercompany claims which shall be extinguished or reinstated), all equity interests in American, and all rights of labor groups of the Debtors to receive shares of Newco Common Stock in connection with the Plan, will be fully settled and satisfied only with Plan Shares;

(iii) the aggregate amount of cash payable to satisfy allowed convenience claims shall not exceed $25 million; and

(iv) all equity held by any Debtor in any other Debtor (other than American) shall not be cancelled and shall continue to be owned by or for the benefit of the respective Debtor, as reorganized.

(g) Other Conditions.

(i) Immediately prior to the effectiveness of the Plan, secured indebtedness against the Debtors shall not exceed $6.8 billion in aggregate principal amount; provided that such amount shall exclude (A) any secured indebtedness with respect to municipal bonds that are subject to the immediately succeeding clause (ii); and (B) any additional indebtedness incurred in accordance with Section 4.1 (including, for the avoidance of doubt, indebtedness set forth in Section 4.1(i) of the American Disclosure Letter); and (C) any secured indebtedness the issuance of which is approved by US Airways pursuant to Section 4.1 (but excluding, in the case of clauses (B) and (C), the principal amount of any secured indebtedness refinanced in accordance with Section 4.1, as set forth in Section 4.1(i) of the American Disclosure Letter or with the approval of US Airways, which refinanced principal amount shall be included in determining the aggregate principal amount of secured indebtedness set forth in the first clause of this subparagraph (i));

(ii) Immediately prior to the effectiveness of the Plan, secured indebtedness against the Debtors with respect to municipal bonds (whether on-balance sheet or off-balance sheet) shall not exceed $1.7 billion in aggregate principal amount; provided that such amount shall exclude any additional indebtedness with respect to municipal bonds incurred in accordance with Section 4.1 (including, for the avoidance of doubt, indebtedness set forth in Section 4.1(i) of the American Disclosure Letter, but excluding the principal amount of any secured indebtedness with respect to municipal bonds refinanced in accordance with Section 4.1, as set forth in Section 4.1(i) of the American Disclosure Letter or with the approval of US Airways, which refinanced principal amount shall be included in determining the aggregate principal amount of secured indebtedness with respect to municipal bonds set forth in the first clause of this subparagraph (ii)); and

(iii) Immediately prior to the effectiveness of the Plan, unpaid (A) administrative expense claims against the Debtors (1) under section 503(b)(9) of the Bankruptcy Code, (2) for professional fees and expenses of retained professionals under the Bankruptcy Code, and (3) for cure amounts payable pursuant to section 365 of the Bankruptcy Code, and (B) claims entitled to priority status under the Bankruptcy Code (other than priority claims related to pensions) shall not exceed $400 million in aggregate principal amount.

ARTICLE VI

Termination

6.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval or the entry of the Confirmation Order, by mutual written consent of American and US Airways by duly authorized action.

6.2 Termination by Either American or US Airways. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by duly authorized action of either American or US Airways if: (a) the Merger shall not have been consummated by October 14, 2013, whether such date is before or after receipt of the Stockholder Approval or the entry of the Confirmation Order, provided, that in the event that, (i) as of October 14, 2013, the condition set forth in Section 5.1(b) has not been satisfied (or waived), the termination date may be extended from time to time by American or US Airways one or more times to a date not beyond December 13, 2013; provided further that in the event that a party fails to certify compliance with any Second Request prior to the 60th day following the issuance of such Second Request, such termination date may be extended by the other party one or more times for an additional number of days beyond December 13, 2013 equal to the number of days that elapsed between such 60th day and the day on which the first party actually certifies compliance with such Second Request, or (ii) as of October 14, 2013, the condition set forth in either Section 5.2(e) or Section 5.3(e) has not been satisfied (or waived), the termination date may be extended from time to time by American or US Airways one or more times to a date not beyond December 13, 2013 (such date, including any such extensions thereof, the “Termination Date”); (b) the Stockholder Approval shall not have been obtained at the Stockholders Meeting or at any adjournment or postponement thereof at which the vote was taken; (c) twenty (20) days have elapsed after the Bankruptcy Court enters an order denying confirmation of the Plan; (d) the Merger Support Order shall not have been entered by the Bankruptcy Court on or prior to the date that is the ninetieth (90th) day following the date of this Agreement (provided that if this Agreement has become terminable pursuant to this Section 6.2(d) but has not been terminated, and the Bankruptcy Court enters the Merger Support Order, then this Agreement shall no longer be terminable pursuant to this Section 6.2(d)); or (e) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable, except for Orders the existence of which would not result in the failure of the condition set forth in Section 5.1(c); provided, however, that the right to terminate this Agreement pursuant to this Section 6.2 shall not be available to any party that has breached its obligations under this Agreement in any manner that shall have been the principal contributing factor to the occurrence of the events giving rise to the right to terminate this Agreement.

6.3 Termination by US Airways. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval, by duly authorized action of US Airways if: (a) there has been a breach of any representation, warranty, covenant or agreement made by American or Merger Sub in this Agreement, or any such representation or warranty shall have become untrue or incorrect after the execution of this Agreement, such that Section 5.3(a) or 5.3(b), as the case may be, would not then be satisfied and such breach or failure to be true and correct is not cured (if curable) within forty-five (45) days of US Airways providing written notice of such breach or failure to American; (b) US Airways is authorized, by duly authorized action of its Board of Directors, to enter into a binding written agreement concerning a transaction that constitutes a US Airways Superior Proposal, subject to complying with the terms of this Agreement; (c) American shall have knowingly, willfully and materially and not inadvertently breached any of its obligations under Section 4.3 of this Agreement; (d) an American Change in Recommendation shall have occurred; or (e) a Creditors’ Committee Change in Recommendation shall have occurred. For purposes of this Agreement, a “Creditors’ Committee Change in Recommendation” shall mean that the Creditors’ Committee has: (i) failed to provide to American for inclusion in the approved Disclosure Statement the Creditors’ Committee Recommendation; (ii) withdrawn or modified in a manner materially adverse to US Airways the Creditors’ Committee Recommendation; (iii) recommended any American Acquisition Proposal; or (iv) taken, resolved to take, or permitted any of its Representatives to take, any action described in clauses (i), (ii) or (iii) of this sentence; provided that any action taken by the Creditors’ Committee in order to comply with its disclosure obligations under applicable Law shall not be a Creditors’ Committee Change in Recommendation if concurrently with such action the Creditors’ Committee publicly reaffirms the Creditors’ Committee Recommendation; provided further that a Creditors’ Committee Change in Recommendation shall not be deemed to have occurred in any event if prior to the earlier of (i) ten (10) business days after such Creditors’ Committee Change in Recommendation or (ii) two (2) business days prior to the end of the solicitation period for acceptances of the Plan, the American Board of Directors publicly reaffirms the American Directors’ Recommendation.

6.4 Termination by American. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval, by duly authorized action of American if: (a) there has been a breach of any representation, warranty, covenant or agreement made by US Airways in this Agreement, or any such representation or warranty shall have become untrue or incorrect after the execution of this Agreement, such that Section 5.2(a) or 5.2(b), as the case may be, would not then be satisfied and such breach or failure to be true and correct is not cured (if curable) within forty-five (45) days of American providing written notice of such breach or failure to US Airways; (b) American is authorized, by duly authorized action of its Board of Directors or by order of the Bankruptcy Court, to enter into a binding written agreement concerning a transaction that constitutes an American Superior Proposal, subject to complying with the terms of this Agreement; (c) US Airways shall have knowingly, willfully and materially and not inadvertently breached any of its obligations under Section 4.4 of this Agreement; or (d) a US Airways Change in Recommendation shall have occurred; provided that prior to any such termination of this Agreement pursuant to this Article VI by American, American shall have consulted with the UCC’s Advisors.

6.5 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VI, this Agreement (other than as set forth in Section 7.2) shall become void and of no effect with no liability on the part of any party hereto (or of any of its Subsidiaries or affiliates or any of their respective Representatives) under this Agreement or in connection with the transactions contemplated by this Agreement, except for, if applicable, the obligations of US Airways under Section 6.6 and the obligations of American under Section 6.7.

6.6 US Airways Termination Fees.

(a) In the event this Agreement is terminated by US Airways or American pursuant to Section 6.2(b), if (A) prior to such termination of this Agreement pursuant to Section 6.2(b), a bona fide US Airways Acquisition Proposal that satisfies the last proviso of Section 4.4(a)(ii) (a “Covered US Airways Proposal”) shall have been made to US Airways or any of its Subsidiaries or its stockholders and shall have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Covered US Airways Proposal with respect to US Airways or any of its Subsidiaries (and such Covered US Airways Proposal or publicly announced intention shall not have been withdrawn prior to the time of the Stockholders Meeting), and (B) following such termination of this Agreement pursuant to Section 6.2(b), any Person (other than American) consummates, in one transaction or any series of related transactions within 18 months of such termination, or enters into an agreement with US Airways within 18 months of such termination for, a transaction that is a Covered US Airways Proposal, then US Airways shall promptly, but in no event later than two business days after the date such Covered US Airways Proposal is consummated or such Covered US Airways Proposal is entered into, pay to American a termination fee of $55,000,000 (the “US Airways No Vote Transaction Fee”), payable by wire transfer of same day funds.

(b) US Airways shall, promptly, but in no event later than two business days after the date of termination, pay to American a termination fee of $55,000,000 (the “US Airways Alternative Transaction Fee”), payable by wire transfer of same day funds, in the event that:

(i) this Agreement is terminated by American pursuant to Section 6.4(c) or (d); or

(ii) this Agreement is terminated by US Airways in accordance with Section 6.3(b).

(c) US Airways shall, promptly, but in no event later than two business days after the date of termination, pay to American a termination fee of $195,000,000 (the “US Airways Termination Fee”), payable by wire transfer of same day funds, in the event that this Agreement is terminated by American pursuant to Section 6.4(a) with respect to any Knowing Material Breach of any representation or warranty made by US Airways or any Deliberate Material Breach of any covenant or agreement by US Airways.

(d) US Airways and American acknowledge and agree that the agreements contained in this Section 6.6 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, American and US Airways would not enter into this Agreement. Notwithstanding anything to the contrary in this Agreement, each of US Airways and American acknowledge and agree that (i) the US Airways No Vote Transaction Fee, the US Airways Alternative Transaction Fee or the US Airways Termination Fee, if paid, shall not constitute either a penalty or liquidated damages, (ii) prior to the termination of this Agreement in accordance with its terms, American’s right to specific performance under Section 7.15 or its right to terminate this Agreement and receive payment, if payable, of the US Airways No Vote Transaction Fee, the US Airways Alternative Transaction Fee or the US Airways Termination Fee, as applicable, in accordance with this Section 6.6 shall be the sole and exclusive remedy of American and its Subsidiaries, the Debtors or their estates, or any of their respective affiliates or Representatives against US Airways and its Subsidiaries, and their respective affiliates and Representatives, under this Agreement or arising out of or related to this Agreement (or the termination hereof or thereof) or the Plan or the transactions contemplated hereby or thereby (or the abandonment thereof) or any matter related thereto or forming the basis therefor and (iii) from and after the termination of this Agreement in accordance with its terms, American’s right to receive payment, if payable, of the US Airways No Vote Transaction Fee, the US Airways Alternative Transaction Fee or the US Airways Termination Fee, as applicable, in accordance with this Section 6.6 shall be the sole and exclusive remedy of American and its Subsidiaries, the Debtors or their estates, or any of their respective affiliates or Representatives against US Airways and its Subsidiaries, and their respective affiliates and Representatives, under this Agreement or arising out of or related to this Agreement (or the termination hereof or thereof) or the Plan or the transactions contemplated hereby or thereby (or the abandonment thereof) or any matter related thereto or forming the basis therefor. Upon payment of the US Airways No Vote Transaction Fee, the US Airways Alternative Transaction Fee or the US Airways Termination Fee to American in accordance with this Agreement, (x) none of US Airways or its Subsidiaries, or their respective affiliates or Representatives shall have any liability or obligation relating to or arising out of this Agreement (or the termination hereof or thereof) or the Plan or the transactions contemplated hereby or thereby (or the abandonment thereof) or any matter related thereto or forming the basis therefor, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise, and (y) none of American or its Subsidiaries, the Debtors or their estates, or any of their respective affiliates or Representatives shall be entitled to bring or maintain any claim, action or proceeding against US Airways or its Subsidiaries, or their respective affiliates or Representatives arising out of or in connection with any of the foregoing. For the avoidance of doubt, American’s election to terminate this Agreement and receive payment, if payable, of the US Airways No Vote Transaction Fee, the US Airways Alternative Transaction Fee or the US Airways Termination Fee, as applicable, in accordance with this Section 6.6, shall be in lieu of its right to specific performance under Section 7.15.

(e) If US Airways fails to promptly pay any amount due pursuant to this Section 6.6, and, in order to obtain such payment, American commences a suit which results in a judgment against US Airways for the payment of any such amount due pursuant to this Section 6.6, US Airways shall pay to American the costs and expenses (including attorneys’ fees) of American in connection with such suit, together with interest on such amount, and any such costs and expenses, at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. In no event shall American be entitled to receive more than one of (i) the US Airways No Vote Transaction Fee, (ii) the US Airways Alternative Transaction Fee or (iii) the US Airways Termination Fee, and in no event shall American be entitled to receive any of the US Airways No Vote Transaction Fee, the US Airways Alternative Transaction Fee or the US Airways Termination Fee on more than one occasion.

(f) For purposes of this Agreement, (i) a “Knowing Material Breach” of a representation and warranty shall be deemed to have occurred only if an officer of US Airways or American, as applicable (who is a knowledge party within the meaning of “US Airways’ Knowledge” or “American’s Knowledge”, respectively), had actual knowledge of such material breach as of the date hereof (without any independent duty of investigation or verification other than an actual reading of the representations and warranties as they appear in this Agreement on subjects relevant to the areas as to which they have direct managerial oversight responsibility) and willfully failed to disclose such breach to the other party and (ii) a “Deliberate

Material Breach” of any covenant shall be deemed to have occurred only if US Airways or American, as applicable, willfully took or failed to take action with actual knowledge of an officer of US Airways or American, respectively (who is a knowledge party within the meaning of “US Airways’ Knowledge” or “American’s Knowledge”, respectively), that the action so taken or omitted to be taken constituted a material breach of such covenant.

6.7 American Termination Fees.

(a) In the event that this Agreement is terminated by either American or US Airways pursuant to Section 6.2(c), if (A) prior to such termination of this Agreement pursuant to Section 6.2(c), a bona fide American Acquisition Proposal that satisfies the last proviso of Section 4.3(a)(ii) (a “Covered American Proposal”) shall have been made to American or any of its Subsidiaries or its creditors and shall have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Covered American Proposal with respect to American or any of its Subsidiaries (and such Covered American Proposal or publicly announced intention shall not have been withdrawn prior to the time of the solicitation of the votes on the Plan contemplated by Section 4.20), and (B) following such termination of this Agreement pursuant to Section 6.2(c), any Person (other than US Airways) consummates, in one transaction or any series of related transactions within 18 months of such termination, or enters into an agreement with American within 18 months of such termination for, a transaction that is a Covered American Proposal, then American shall promptly, but in no event later than two business days after the date such Covered American Proposal is consummated or such Covered American Proposal is entered into, pay to US Airways a termination fee of $135,000,000 (the “American No Vote Transaction Fee”), payable by wire transfer of same day funds.

(b) American shall, promptly, but in no event later than two business days after the date of termination, pay to US Airways a termination fee of $135,000,000 (the “American Alternative Transaction Fee”), payable by wire transfer of same day funds, in the event that:

(i) this Agreement is terminated by US Airways pursuant to Section 6.3(c) or (d);

(ii) this Agreement is terminated by American in accordance with Section 6.4(b); or

(iii) this Agreement is terminated by US Airways pursuant to Section 6.3(e).

(c) American shall, promptly, but in no event later than two business days after the date of termination, pay to US Airways a termination fee of $195,000,000 (the “American Termination Fee”), payable by wire transfer of same day funds, in the event that this Agreement is terminated by US Airways pursuant to Section 6.3(a) with respect to any Knowing Material Breach of any representation or warranty made by American or any Deliberate Material Breach of any covenant or agreement by American.

(d) American and US Airways acknowledge and agree that the agreements contained in this Section 6.7 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, US Airways and American would not enter into this Agreement. Notwithstanding anything to the contrary in this Agreement, each of American and US Airways acknowledge and agree that (i) the American No Vote Transaction Fee, the American Alternative Transaction Fee or the American Termination Fee, if paid, shall not constitute either a penalty or liquidated damages, (ii) prior to the termination of this Agreement in accordance with its terms, US Airways’ right to specific performance under Section 7.15 or its right to terminate this Agreement and receive payment, if payable, of the American No Vote Transaction Fee, the American Alternative Transaction Fee or the American Termination Fee, as applicable, in accordance with this Section 6.7 shall be the sole and exclusive remedy of US Airways and its Subsidiaries, or any of their respective affiliates or Representatives against American and its Subsidiaries, the Debtors or their estates, and their respective affiliates and Representatives, under this Agreement or arising out of or related to this Agreement (or the termination hereof or thereof) or the Plan or the transactions contemplated hereby or thereby (or the abandonment thereof) or any matter related thereto or forming the basis therefor and (iii) from and after the termination of this Agreement in accordance with its terms, US Airways’ right to receive payment, if payable, of the American No Vote Transaction Fee, the

American Alternative Transaction Fee or the American Termination Fee, as applicable, in accordance with this Section 6.7 shall be the sole and exclusive remedy of US Airways and its Subsidiaries, or any of their respective affiliates or Representatives against American and its Subsidiaries, the Debtors or their estates, and their respective affiliates and Representatives, under this Agreement or arising out of or related to this Agreement (or the termination hereof or thereof) or the Plan or the transactions contemplated hereby or thereby (or the abandonment thereof) or any matter related thereto or forming the basis therefor. Upon payment of the American No Vote Transaction Fee, the American Alternative Transaction Fee or the American Termination Fee to US Airways in accordance with this Agreement, (x) none of American or its Subsidiaries, the Debtors or their estates, or their respective affiliates or Representatives shall have any liability or obligation relating to or arising out of this Agreement (or the termination hereof or thereof) or the Plan or the transactions contemplated hereby or thereby (or the abandonment thereof) or any matter related thereto or forming the basis therefor, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise, and (y) none of US Airways or its Subsidiaries, or any of their respective affiliates or Representatives shall be entitled to bring or maintain any claim, action or proceeding against American or its Subsidiaries, the Debtors or their estates, or their respective affiliates or Representatives arising out of or in connection with any of the foregoing. For the avoidance of doubt, US Airways’ election to terminate this Agreement and receive payment, if payable, of the American No Vote Transaction Fee, the American Alternative Transaction Fee or the American Termination Fee, as applicable, in accordance with this Section 6.7, shall be in lieu of its right to specific performance under Section 7.15.

(e) If American fails to promptly pay any amount due pursuant to this Section 6.7, and, in order to obtain such payment, US Airways commences a suit which results in a judgment against American for the payment of any such amount due pursuant to this Section 6.7, American shall pay to US Airways the costs and expenses (including attorneys’ fees) of US Airways in connection with such suit, together with interest on such amount, and any such costs and expenses, at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. In no event shall US Airways be entitled to receive more than one of (x) the American No Vote Transaction Fee, (y) the American Alternative Transaction Fee or (z) the American Termination Fee, and in no event shall US Airways be entitled to receive any of the American No Vote Transaction Fee, the American Alternative Transaction Fee or the American Termination Fee on more than one occasion.

(f) American’s obligations pursuant to this Section 6.7, including American’s obligations to pay the American No Vote Transaction Fee, the American Alternative Transaction Fee and the American Termination Fee, as applicable, shall constitute an allowed administrative expense of American.

ARTICLE VII

Miscellaneous and General

7.1 Effectiveness. Prior to the entry of the Merger Support Order by the Bankruptcy Court, this Agreement shall not be binding or enforceable against American, US Airways or Merger Sub. Upon (i) execution and delivery by American, US Airways and Merger Sub of counterpart signature pages hereto, and (ii) entry of the Merger Support Order by the Bankruptcy Court, this Agreement shall become effective and binding on, and enforceable against, each of American, US Airways or Merger Sub retroactive to the date hereof as if this Agreement had been in full force and effect from the date hereof; provided that if this Agreement is validly terminated in accordance with Article VI at any time prior to the time of such effectiveness, this Agreement shall not become effective, binding or enforceable against any of American, US Airways or Merger Sub.

7.2 Survival. This Article VII and the agreements of American, US Airways and Merger Sub contained in Article II and Sections 4.10 (Employee Matters), 4.12 (Indemnification; Directors’ and Officers’ Insurance) and 4.17 (Reservation of Newco Common Stock) shall survive the consummation of the Merger. This Article VII and the agreements of American, US Airways and Merger Sub contained in Section 4.11 (Expenses), Section 6.5

(Effect of Termination and Abandonment), Section 6.6 (US Airways Termination Fees) and Section 6.7 (American Termination Fees) and the Non-Disclosure Agreements shall survive the termination of this Agreement. Except as set forth in this Section 7.2, (a) no representations, warranties, covenants or agreements in this Agreement shall survive the consummation of the Merger or the termination of this Agreement and (b) other than claims made with respect to any such surviving representation, warranty, covenant or agreement by an intended beneficiary thereof under Section 7.9, from and after the earlier of the Effective Time or the termination of this Agreement, no claim shall be brought or maintained by any party hereto, including the Debtors, their successors or their estates, or any other Person, including third-party beneficiaries, with respect to any breach hereof.

7.3 Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto (with respect to American, after consultation with the UCC’s Advisors) may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that any material modification of this Agreement prior to the Effective Time shall be subject to the approval of the Bankruptcy Court; provided, further that (i) any material amendment or modification to Section 1.8 or Section 4.23 of this Agreement or (ii) any amendment or modification to any other provision of this Agreement that materially adversely affects the notice, consent, consultation or participation rights expressly granted to the Creditors’ Committee or the UCC’s Advisors under this Agreement, shall require the prior approval of the UCC’s Legal Advisor.

7.4 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and (with respect to American, after consultation with the UCC’s Advisors) may be waived by such party in whole or in part; provided, however, that the condition in Section 5.3(d) shall not be waivable after receipt of Stockholder Approval unless further stockholder approval is obtained with appropriate disclosure.

7.5 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

7.6 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the exclusive jurisdiction of the Bankruptcy Court, or if such court will not hear any such suit, the courts of the State of New York and the federal courts of the United States of America located in the State of New York, to interpret and enforce the terms of this Agreement and the documents referred to in this Agreement and to decide any claims or disputes which may arise or result from, or be connected with, this Agreement, any breach or default hereunder, or the transactions contemplated hereby, and any and all proceedings related to the foregoing shall be filed and maintained only in the Bankruptcy Court or such other court. The parties hereby irrevocably waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and consent to the jurisdiction of any such court over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.7 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.6.

7.7 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, by electronic mail or by overnight courier:

If to American or Merger Sub:

AMR Corporation

4333 Amon Carter Blvd., Mail Drop 5618HDQ

Ft. Worth, Texas 76155

Attention: Gary Kennedy, Senior Vice President and General Counsel

Facsimile: 817-967-2501

E-mail: gary.kennedy@aa.com

With a copy to (which shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Thomas A. Roberts, Stephen Karotkin

Facsimile: 212-310-8007

E-mail: thomas.roberts@weil.com, stephen.karotkin@weil.com

and

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201-6950

Attention: Glenn D. West

Facsimile: 214-746-7777

E-mail: gdwest@weil.com

With a copy to (which shall not constitute notice):

Financial advisor to American:

Rothschild Inc.

1251 Avenue of the Americas, 51st Floor,

New York, NY 10020

Attention: Christopher Lawrence

Facsimile: 212-403-3625

E-mail Christopher.lawrence@rothschild.com

If to the Creditors’ Committee:

Counsel to the Creditors’ Committee (the “UCC’s Legal Advisor”), the UCC’s Advisors

or the UCC’s Legal Advisor:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attention: Eric Cochran, Sean Doyle

Facsimile: 212-735-2000

Email: Eric.Cochran@skadden.com, Sean.Doyle@skadden.com

With a copy to (which shall not constitute notice):

Financial advisor to the Creditors’ Committee:

Moelis & Company

399 Park Avenue, 5th floor

New York, NY 10022

Attention: William Q. Derrough

Facsimile: 212-880-4260

Email: William.Derrough@moelis.com

If to US Airways:

US Airways Group, Inc.

111 West Rio Salado Parkway

Tempe, Arizona 85281

Attention: Stephen L. Johnson, EVP—Corporate and Government Affairs

Facsimile: 480-693-5155

E-mail: stephen.johnson@usairways.com

With a copy to (which shall not constitute notice):

Millstein & Co., L.P.

1717 Pennsylvania Avenue, N.W., Suite 333

Washington, D.C. 20006

Attention: Jim Millstein

Facsimile: 202-974-6119

E-mail: jim@millsteinandco.com

and

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Attention: Peter F. Kerman

Facsimile: 650-463-2600

E-mail: peter.kerman@lw.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); upon confirmation of successful transmission if sent by electronic mail; or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

7.8 Entire Agreement. This Agreement (including any exhibits hereto), the American Disclosure Letter, the US Airways Disclosure Letter, the Amended and Restated Non-Disclosure Agreement, dated as of the date of this Agreement, between US Airways and American, relating to the information to be provided by American to US Airways (the “US Airways NDA”) and the Amended and Restated Non-Disclosure Agreement, dated as of the date of this Agreement, between US Airways and American, relating to the information to be provided by US Airways to American (the “American NDA” and together with the US Airways NDA, as they may be amended, amended and restated, modified or provisions thereof waived, the “Non-Disclosure Agreements”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

7.9 Third Party Beneficiaries. Except as provided in Section 4.12 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies whatsoever; provided, however, the Creditors’ Committee is explicitly named as a third party beneficiary solely as to the provisions of this Agreement expressly granted to the Creditors’ Committee or the UCC’s Advisors hereunder, with the right to enforce such provisions subject to the terms hereof.

7.10 Obligations of American and of US Airways. Whenever this Agreement requires a Subsidiary of American to take any action, such requirement shall be deemed to include an undertaking on the part of American to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of US Airways to take any action, such requirement shall be deemed to include an undertaking on the part of US Airways to cause such Subsidiary to take such action.

7.11 Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

7.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

7.13 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Annex or Exhibit, such reference shall be to a Section of, or Annex or Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The term “made available” and words of similar import means that the relevant documents, instruments or materials were either (A) posted and made available to the other party or its designated Representatives on the Intralinks due diligence data site, with respect to American, or on the RR Donnelley due diligence data site, with respect to US Airways, as applicable, maintained by either company for the purpose of the transactions contemplated by this Agreement, or (B) publicly available by virtue of the relevant party’s filing of a publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed with the SEC pursuant to the Securities Act or the Exchange Act, in each case, prior to the date such documents, instruments or materials were represented by a party to have been made available to the other party.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each of American and US Airways has or may have set forth information in its respective disclosure letter in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a disclosure letter need not be set forth in any other section of the disclosure letter so long as its relevance to the latter section of the disclosure letter or section of the Agreement is readily apparent on the face of the information disclosed in the disclosure letter to the Person to which such disclosure is being made. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material,” “American Material Adverse Effect,” “US Airways Material Adverse Effect” or other similar terms in this Agreement.

(d) The phrase “ordinary course of business” and words of similar import shall mean, when used with respect to American or its Subsidiaries, the ordinary course of business of American or its Subsidiaries as conducted prior to the commencement of the Cases (it being understood that the fact that the Debtors may seek Bankruptcy Court approval of any matter shall not, in and of itself, constitute a determination that such matter is not in the ordinary course of business for purposes of this Agreement).

7.14 Assignment. This Agreement shall not be assignable by operation of law or otherwise. Any purported assignment in violation of this Agreement will be void ab initio.

7.15 Specific Performance. American, US Airways and Merger Sub agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto fail to perform the provisions of this Agreement in accordance with their specified terms or to take such actions as are required of them hereunder to consummate the Closing in accordance with the terms of this Agreement or otherwise breach such provisions. American, US Airways and Merger Sub agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, including specific performance in connection with enforcing a party’s obligation to consummate the Closing in accordance with the terms of this Agreement. Each of American, US Airways and Merger Sub agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief consistent with this Section 7.15 on the basis that the other parties have an adequate remedy at law. A party seeking an injunction to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement in accordance with this Section 7.15 shall not be required to provide any bond or other security in connection with any such order or injunction.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

AMR CORPORATION

By:	/s/ Thomas W. Horton
Name: Thomas W. Horton Title: Chairman, President & Chief Executive Officer

AMR MERGER SUB, INC.

By:	/s/ Thomas W. Horton
Name: Thomas W. Horton Title: President

US AIRWAYS GROUP, INC.

By:	/s/ W. Douglas Parker
Name: W. Douglas Parker Title: Chairman and Chief Executive Officer

ANNEX A

DEFINED TERMS

Terms	Section

7% Indenture	4.22(a)
7.25% Base Indenture	4.22(a)
7.25% Indenture	4.22(a)
7.25% Supplemental Indenture	4.22(a)
ADs	3.1(i)(i)
affiliate	3.1(w)
Agreement	Preamble
American	Preamble
American Acquisition Proposal	4.3(a)
American Aircraft	3.1(r)(i)
American Alternative Transaction Fee	6.7(b)
American Audit Date	3.1(e)(i)
American CBAs	3.1(o)(i)
American Change in Recommendation	4.3(a)
American Common Stock	2.3
American Compensation and Benefit Plan	3.1(h)(i)
American DB Plan	3.1(h)(v)
American Directors’ Recommendation	4.20(a)(iii)
American Disclosure Letter	3.1
American Foreign Plans	3.1(h)(viii)
American Lease	3.1(k)(ii)
American Leased Real Property	3.1(k)(ii)
American Material Adverse Effect	3.1(a)
American Material Contracts	3.1(j)(iii)
American Maximum Premium	4.12(c)
American NDA	7.8
American No Vote Transaction Fee	6.7(a)
American Owned Real Property	3.1(k)(i)
American Real Property	3.1(k)(ii)
American Reports	3.1(e)(i)
American Routes	4.1(q)
American Slots	3.1(s)
American Superior Proposal	4.3(a)(ii)
American Termination Fee	6.7(c)
American’s Knowledge	3.1(e)(iv)
Automatic Transferred Employees	4.10(l)
Bankruptcy Code	Recitals
Bankruptcy Court	Recitals
Binding American Contract	3.1(d)(ii)
business day	1.2
Cases	Recitals
CERCLA	3.1(m)(iv)
Certificate	2.1(c)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Code	Recitals
Computer Software	3.1(p)
Confirmation Order	Recitals

Terms	Section
Conforming Plan	5.3(f)
Continuing Employee	4.10(e)
Contract	3.1(d)(ii)
Converted Cash-Settled US Airways RSU	4.21(a)(ii)(B)
Converted US Airways Equity Award	4.21(a)(ii)
Converted US Airways Option	4.21(a)(i)
Converted US Airways Cash-Settled SAR	4.21(a)(i)
Converted US Airways Stock-Settled SAR	4.21(a)(i)
Converted US Airways 7% Convertible Note	4.22(b)
Converted US Airways 7.25 Convertible Note	4.22(a)
Copyrights	3.1(p)
Covered American Proposal	6.7(a)
Covered US Airways Proposal	6.6(a)
Creditors’ Committee	Recitals
Creditors’ Committee Change in Recommendation	6.3(e)
Creditors’ Committee Recommendation	4.20(a)(iii)
Debtor	Recitals
Debtors	Recitals
Deliberate Material Breach	6.6(f)
DGCL	1.1
DHS	3.1(d)(i)
Disclosure Statement	4.20(a)(ii)
Disclosure Statement Approval Date	4.20(a)(iv)
Disclosure Statement Order	4.20(a)(iv)
DOT	3.1(d)(i)
Effective Time	1.3
Encumbrance	3.1(k)(iii), 3.2(k)(iii)
Environmental Laws	3.1(m)(ii)
Environmental Liability	3.1(m)(iii)
ERISA	3.1(h)(ii)
EU Merger Regulation	3.1(d)(i)
Exchange Act	3.1(d)(i)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
FAA	3.1(d)(i)
FARs	3.1(i)(i)
FCC	3.1(d)(i)
Foreign Corrupt Practices Act	3.1(q)(i)
Form S-4	4.7(a)
Form S-4 Documents	4.7(a)
FSA Plans	4.10(e)
GAAP	3.1(e)(ii)
Governmental Entity	3.1(d)(i)
Hazardous Substance	3.1(m)(iv)
HSR Act	3.1(d)(i)
IATA	3.1(s)
Indemnified Parties	4.12(a)
Independent Director	1.8(a)
Intellectual Property	3.1(p)
IRS	3.1(h)(ii)
IT Assets	3.1(p)
Knowing Material Breach	6.6(f)
Laws	3.1(i)(i)

Terms	Section
Licenses	3.1(i)(i)
Lien	3.1(d)(ii)
Major American Airports	3.1(t)
Major US Airways Airports	3.2(t)
Material Adverse Effect	3.1(a)
Maximum Shares	2.1(d)(i)
Merger	Recitals
Merger Consideration	2.1(c)
Merger Sub	Preamble
Merger Sub Common Stock	2.1(a)
Merger Support Motion	4.20(a)(i)
Merger Support Order	4.20(a)(i)
NASDAQ	3.1(d)(i)
Newco	1.1
Newco 2013 Incentive Award Plan	4.10(c)
Newco By-Laws	1.7(a)
Newco Charter	1.6(a)
Newco Common Certificates	2.2(a)
Newco Common Stock	2.1(c)
Newco Fully Diluted Shares	2.1(d)
Newco Material Adverse Effect	4.7(e)
Newco Preferred Stock	2.1(d)(ii)
Non-Disclosure Agreements	7.8
Non-Union Continuing Employees	4.10(e)
Notice of American Change in Recommendation	4.3(a)(ii)
Notice of US Airways Change in Recommendation	4.4(a)(ii)
Notification Procedures Order	4.15(c)
NYSE	1.8(b)
OPEB	4.20(b)(ii)
Order	5.1(c)
Patents	3.1(p)
Person	2.1(d)(iii)
Plan	4.20(a)(ii)
Plan Related Documents	4.20(a)(ix)
Plan Shares	2.1(d)(iv)
Post-Closing 401(k) Plan	4.10(j)
Post-Closing FSA Plan	4.10(e)
Preferred American D&O Tail Policy	4.12(c)
Preferred US Airways D&O Tail Policy	4.12(d)
Prospectus / Proxy Statement	4.7(a)
Proxy Statement Documents	4.7(a)
RCRA	3.1(m)(iv)
reasonable best efforts	4.7(e)
Release	3.1(m)(v)
Removal, Remedial or Response Actions	3.1(m)(vi)
Representatives	4.3(a)
SEC	3.1(e)(i)
Second Request	4.7(b)
Securities Act	3.1(d)(i)
Share Determination Date	2.1(d)(v)
SOX Act	3.1(e)(i)
Standalone Plan	Recitals
Stockholder Approval	4.6

Terms	Section
Stockholders Meeting	4.6
Subsidiary	3.1(a)
Surviving Corporation	1.1
Takeover Statute	3.1(l)
Tax	3.1(n)
Tax Return	3.1(n)
Taxes	3.1(n)
Termination Date	6.2
Terms and Conditions of Employment	4.10(l)
Trade Secrets	3.1(p)
Trademarks	3.1(p)
Transfer Taxes	4.14
Transition Committee	4.18
TSA	3.1(d)(i)
UCC’s Advisors	4.3(a)(ii)(B)
UCC’s Legal Advisor	7.7
UK Bribery Act	3.1(q)(i)
US Airways	Preamble
US Airways 401(k) Plan	4.10(g)
US Airways 7% Convertible Notes	3.2(b)(i)
US Airways 7.25% Convertible Notes	3.2(b)(i)
US Airways Acquisition Proposal	4.4(a)
US Airways Aircraft	3.2(r)(i)
US Airways Alternative Transaction Fee	6.6(b)
US Airways Audit Date	3.2(e)(i)
US Airways Cash-Settled RSUs	3.2(b)(i)
US Airways Cash-Settled SARs	3.2(b)(i)
US Airways CBAs	3.2(o)(i)
US Airways Change in Recommendation	4.4(a)
US Airways Common Stock	2.1(b)
US Airways Compensation and Benefit Plan	3.2(h)(i)
US Airways Directors’ Recommendation	3.2(c)(ii)
US Airways Disclosure Letter	3.2
US Airways Equity Awards	3.2(b)(i)
US Airways Equity Plans	3.2(b)(i)
US Airways Foreign Plans	3.2(h)(viii)
US Airways FSA Plan	4.10(e)
US Airways Lease	3.2(k)(ii)
US Airways Leased Real Property	3.2(k)(ii)
US Airways Material Adverse Effect	3.2(a)
US Airways Material Contracts	3.2(j)(iii)
US Airways Maximum Premium	4.12(d)
US Airways NDA	7.8
US Airways No Vote Transaction Fee	6.6(a)
US Airways Options	3.2(b)(i)
US Airways Owned Real Property	3.2(k)(i)
US Airways Real Property	3.2(k)(ii)
US Airways Reports	3.2(e)(i)
US Airways Routes	4.2(q)
US Airways RSUs	3.2(b)(i)
US Airways SARs	3.2(b)(i)
US Airways Slots	3.2(s)
US Airways Stock-Settled RSUs	3.2(b)(i)
US Airways Stock-Settled SARs	3.2(b)(i)
US Airways Superior Proposal	4.4(a)(i)
US Airways Termination Fee	6.6(c)
US Airways’ Knowledge	3.2(e)(iv)

AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of May 15, 2013, by and among AMR Corporation, a Delaware corporation (“American”); AMR Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of American (“Merger Sub”); and US Airways Group, Inc., a Delaware corporation (“US Airways”); and this Amendment amends that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 13, 2013, by and among American, Merger Sub, and US Airways. Capitalized terms used in this Amendment and not defined herein shall have the meanings given to such terms in the Merger Agreement.

WHEREAS, in accordance with Section 7.3 of the Merger Agreement, the parties hereto wish to amend the Merger Agreement as specified herein.

NOW, THEREFORE, the parties hereto agree as follows:

1. Merger Support Order. Notwithstanding any other provision of the Merger Agreement, the term “Merger Support Order” as used in the Merger Agreement, including for purposes of Section 6.2(d) and Section 7.1 of the Merger Agreement, shall mean that certain order entered by the Bankruptcy Court on May 10, 2013 entitled Order Authorizing and Approving (i) Merger Agreement Among AMR Corporation, AMR Merger Sub, Inc., and US Airways Group, Inc., (ii) Debtors’ Execution of and Performance under Merger Agreement, (iii) Certain Employee Compensation and Benefit Arrangements, (iv) Termination Fees, and (v) Related Relief, which shall be deemed to be in form and substance reasonably acceptable to American and US Airways (ECF No. 8096 ).

2. Exhibit A. Section 1(a) of Article IV of Exhibit A of the Merger Agreement is amended by replacing the existing provision in its entirety with the following:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,950,000,000 shares of capital stock, consisting of 1,750,000,000 shares of common stock having a par value of $0.01 per share (the “Common Stock”) and 200,000,000 shares of preferred stock having a par value of $0.01 per share (the “Preferred Stock”).”

3. Effectiveness. All of the provisions of this Amendment shall be effective as of the date hereof. Except as specifically provided for in this Amendment, all of the terms of the Merger Agreement shall remain unchanged and are hereby confirmed and remain in full force and effect, and, to the extent applicable, such terms shall apply to this Amendment as if it formed part of the Merger Agreement.

4. Effect of Amendment. Whenever the Merger Agreement is referred to in the Merger Agreement or in any other agreements, documents or instruments, such reference shall be deemed to be to the Merger Agreement as amended by this Amendment.

5. Counterparts. This Amendment may be executed and delivered (including by facsimile or electronic transmission) in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute a single instrument.

6. Governing Law. This Amendment shall deemed to be made in and in all respects shall be interpreted, construed, and governed by and in accordance with the law of the State of Delaware without regard to the conflicts of law principles thereof.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first above written.

AMR CORPORATION

By:	/s/ Thomas W. Horton
Name:	Thomas W. Horton
Title:	Chairman, President and CEO

AMR MERGER SUB, INC.

By:	/s/ Thomas W. Horton
Name:	Thomas W. Horton
Title:	President

US AIRWAYS GROUP, INC.

By:	/s/ Stephen L. Johnson
Name:	Stephen L. Johnson
Title:	Executive Vice President

EXECUTION VERSION

SECOND AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of June 7, 2013, by and among AMR Corporation, a Delaware corporation (“American”), AMR Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of American (“Merger Sub”), and US Airways Group, Inc., a Delaware corporation (“US Airways”), and this Amendment amends that certain Agreement and Plan of Merger, dated as of February 13, 2013, by and among American, Merger Sub, and US Airways (as such has previously been amended, the “Merger Agreement”). Capitalized terms used in this Amendment and not defined herein shall have the meanings given to such terms in the Merger Agreement.

WHEREAS, in accordance with Section 7.3 of the Merger Agreement, the parties hereto wish to amend the Merger Agreement as specified herein.

NOW, THEREFORE, the parties hereto agree as follows:

1. Amendment to Section 1.6(a). Section 1.6(a) is deleted and replaced in its entirety with the following:

(a) Newco. Immediately prior to the Effective Time, the certificate of incorporation of American shall be amended and restated substantially in the form set forth on Exhibit A hereto, until thereafter duly amended as provided therein or by applicable Laws (the “Newco Charter”). Immediately following the Effective Time and pursuant to the Plan, the Newco Charter shall be further amended to change the name of Newco from “AMR Corporation” to “American Airlines Group Inc.”.

2. Amendment to Section 1.7(a). Section 1.7(a) is deleted and replaced in its entirety with the following:

(a) Newco. At the Effective Time, the by-laws of American shall be amended and restated substantially in the form set forth on Exhibit C hereto until duly amended as provided therein or by applicable Laws (the “Newco By-Laws”).

3. Effectiveness. All of the provisions of this Amendment shall be effective as of the date hereof. Except as specifically provided for in this Amendment, all of the terms of the Merger Agreement shall remain unchanged and are hereby confirmed and remain in full force and effect, and, to the extent applicable, such terms shall apply to this Amendment as if it formed part of the Merger Agreement.

4. Effect of Amendment. Whenever the Merger Agreement is referred to in the Merger Agreement or in any other agreements, documents or instruments, such reference shall be deemed to be to the Merger Agreement as amended by this Amendment.

5. Counterparts. This Amendment may be executed and delivered (including by facsimile or electronic transmission) in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute a single instrument.

6. Governing Law. This Amendment shall deemed to be made in and in all respects shall be interpreted, construed, and governed by and in accordance with the law of the State of Delaware without regard to the conflicts of law principles thereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first above written.

AMR CORPORATION

By:	/s/ Gary F. Kennedy
Name:	Gary F. Kennedy
Title	Senior Vice President and General Counsel

AMR MERGER SUB, INC.

By:	/s/ Gary F. Kennedy
Name:	Gary F. Kennedy
Title:	Secretary

US AIRWAYS GROUP, INC.

By:	/s/ Stephen L. Johnson
Name:	Stephen L. Johnson
Title:	Executive Vice President

Annex B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AMR CORPORATION1

PURSUANT TO SECTIONS 242, 245 AND 303 OF THE

DELAWARE GENERAL CORPORATION LAW

AMR Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (as the same exists or may hereafter be amended, the “DGCL”), does hereby certify as follows:

The name of the Corporation is AMR Corporation. The Corporation was originally incorporated under the name AA Inc. The original certificate of incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware on February 16, 1982. On March 10, 1982 the name of the Corporation was changed to AMR Corporation.

This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242, 245 and 303 of the DGCL and restates, integrates, amends and supersedes the provisions of the Amended and Restated Certificate of Incorporation of the Corporation, as heretofore amended or supplemented.

The text of the Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I

NAME

The name of the corporation is AMR Corporation (the “Corporation”).

ARTICLE II

REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801.

The name of its registered agent at that address is The Corporation Trust Company.

ARTICLE III

CORPORATE PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (as the same exists or may hereafter be amended, the “DGCL”).

[1]	The name of the corporation will be changed to American Airlines Group Inc. in a subsequent amendment also to be implemented in connection with the closing of the transactions contemplated by the Merger Agreement and the Plan of Reorganization.

ARTICLE IV

AUTHORIZED CAPITAL STOCK

SECTION 1. Authorized Capital Stock.

(a) The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,950,000,000 shares of capital stock, consisting of 1,750,000,000 shares of common stock having a par value of $0.01 per share (the “Common Stock”) and 200,000,000 shares of preferred stock having a par value of $0.01 per share (the “Preferred Stock”).

(b) The number of authorized shares of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

SECTION 2. Common Stock. The holders of shares of Common Stock shall have such rights as are set forth in the DGCL and, to the extent consistent therewith, such rights as are set forth below:

(a) Voting. Except as otherwise expressly required by law or provided in this Amended and Restated Certificate of Incorporation, as it may be amended and/or restated from time to time (the “Certificate of Incorporation”), each holder of record of shares of Common Stock on the relevant record date shall be entitled to cast one vote in person or by proxy for each share of Common Stock standing in such holder’s name on the stock transfer records of the Corporation with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration at each meeting of stockholders of the Corporation. There shall be no cumulative voting. At any meeting held for the purpose of electing Directors, the presence in person or by proxy of the holders of a majority of the shares of Common Stock then outstanding and entitled to vote thereon shall constitute a quorum of the Common Stock for the purpose of electing Directors by holders of the Common Stock.

(b) Dividends. Subject to any other provisions of this Certificate of Incorporation and the rights of holders of any series of Preferred Stock, holders of shares of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the Board of Directors from time to time in respect of the Common Stock out of assets or funds of the Corporation legally available therefor.

(c) Liquidation, Dissolution, etc. In the event of any liquidation, dissolution or winding up (either voluntary or involuntary) of the Corporation, the holders of shares of Common Stock shall be entitled to receive the assets and funds of the Corporation available for distribution after payments to creditors in proportion to the number of shares held by them, after payment of any preferential and other amounts, if any, to which any holders of Preferred Stock may be entitled.

(d) Merger, etc. In the event of a merger or consolidation of the Corporation with or into another entity (whether or not the Corporation is the surviving entity), the holders of each share of Common Stock shall be entitled to receive the same per share consideration on a per share basis.

(e) No Preemptive Rights. No holder of shares of Common Stock shall be entitled to preemptive rights.

SECTION 3. Preferred Stock.

(a) Issuance of Preferred Stock. The Board of Directors is expressly authorized at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, or without voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, including (but without limiting the generality thereof) the following:

(i) The designation of such series and the number of shares authorized thereunder;

(ii) The dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of stock, and whether such dividend shall be cumulative or non-cumulative;

(iii) Whether the shares of such series shall be subject to redemption by the Corporation and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption;

(iv) The terms and amount of any sinking fund provided for the purpose or redemption of the shares of such series;

(v) Whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of stock of the Corporation, and, if provision be made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange;

(vi) The extent, if any, to which the holders of the shares of such series shall be entitled to vote with respect to the election of directors or otherwise;

(vii) The restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

(viii) The rights of the holders of the shares of such series upon the dissolution of, or upon the distribution of assets of, the Corporation.

(b) No Preemptive Rights. No holder of shares of Preferred Stock shall be entitled to preemptive rights.

SECTION 4. Power to Sell and Purchase Shares. Subject to the requirements of applicable law, the Corporation shall have the power to issue and sell all or any part of any shares of any class or series of stock herein or hereafter authorized to such persons, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not greater consideration could be received upon the issue or sale of the same number of shares of another class or series, and as otherwise permitted by law. Subject to the requirements of applicable law, the Corporation shall have the power to purchase any shares of any class or series of stock herein or hereafter authorized from such persons, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not less consideration could be paid upon the purchase of the same number of shares of another class or series, and as otherwise permitted by law.

SECTION 5. Non-Citizen Voting and Ownership Limitations. All (x) capital stock of, or other equity interests in, the Corporation, (y) securities convertible into or exchangeable for shares of capital stock, voting securities or other equity interests in the Corporation, or (z) options, warrants or other rights to acquire the securities described in clauses (x) and (y), whether fixed or contingent, matured or unmatured, contractual, legal, equitable or otherwise (collectively, “Equity Securities”) shall be subject to the following limitations:

(a) Non-Citizen Voting and Ownership Limitations. In no event shall individuals or entities who fail to qualify as a “citizen of the United States,” as the term is defined in Section 40102(a)(15) of Subtitle VII of Title 49 of the United States Code, as amended, in any similar legislation of the United States enacted in substitution or replacement therefor, and as interpreted by the Department of Transportation, its predecessors and successors, from time to time (a “Non-Citizen”), be entitled to own (beneficially or of record) or have voting control over more than (x) 24.9% of the aggregate votes of all outstanding Equity Securities of the Corporation (the “Voting Cap Amount”) or (y) 49.9% of the total number of outstanding shares of Equity Securities of the Corporation (“the Absolute Cap Amount” and together with the Voting Cap Amount, the “Cap Amounts”).

(b) Enforcement of Cap Amounts. Except as otherwise set forth in the Bylaws, the restrictions imposed by the Cap Amounts shall be applied to each Non-Citizen in reverse chronological order based upon the date of registration (or attempted registration in the case of the Absolute Cap Amount) on the separate stock record maintained by the Corporation or any transfer agent for the registration of Equity Securities held by Non-Citizens (the “Foreign Stock Record”) or the stock transfer records of the Corporation. At no time shall the shares of Equity Securities held by Non-Citizens be voted, unless such shares are registered on the Foreign Stock Record. In the event that Non-Citizens shall own (beneficially or of record) or have voting control over any Equity Securities, the voting rights of such persons shall be subject to automatic suspension to the extent required to ensure that the Corporation is in compliance with applicable provisions of law and regulations relating to ownership or control of a United States air carrier. In the event that any transfer of Equity Securities to a Non-Citizen would result in Non-Citizens owning (beneficially or of record) more than the Absolute Cap Amount, such transfer shall be void and of no effect and shall not be recorded in the books and records of the Corporation. The Bylaws shall contain provisions to implement this Section 5, including, without limitation, provisions restricting or prohibiting the transfer of Equity Securities to Non-Citizens and provisions restricting or removing voting rights as to shares of Equity Securities owned or controlled by Non-Citizens. Any determination as to ownership, control or citizenship made by the Board of Directors shall be conclusive and binding as between the Corporation and any stockholder.

(c) Legend for Equity Securities. Each certificate or other representative document for Equity Securities (including each such certificate or representative document for Equity Securities issued upon any permitted transfer of Equity Securities) shall contain a legend in substantially the following form:

“THE [TYPE OF EQUITY SECURITIES] REPRESENTED BY THIS [CERTIFICATE/REPRESENTATIVE DOCUMENT] ARE SUBJECT TO VOTING RESTRICTIONS WITH RESPECT TO [SHARES/WARRANTS, ETC.] HELD BY PERSONS OR ENTITIES THAT FAIL TO QUALIFY AS “CITIZENS OF THE UNITED STATES” AS SUCH TERM IS DEFINED BY RELEVANT LEGISLATION. SUCH VOTING RESTRICTIONS ARE CONTAINED IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF AMR CORPORATION, AS THE SAME MAY BE AMENDED OR RESTATED FROM TIME TO TIME. A COMPLETE AND CORRECT COPY OF SUCH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION SHALL BE FURNISHED FREE OF CHARGE TO THE HOLDER OF SUCH SHARES OF [TYPE OF EQUITY SECURITIES] UPON WRITTEN REQUEST TO THE SECRETARY OF AMR CORPORATION.”

SECTION 6. Restrictions on Transfer of Securities. To insure the preservation of certain tax attributes for the benefit of the Corporation and its stockholders, certain restrictions on the transfer or other disposition of Corporation Securities are hereby established as more fully set forth in this Section 6.

(a) Definitions. For purposes of this Section 6, the following terms shall have the meanings indicated (and any references to any portions of Treasury Regulation section 1.382-2T shall include any successor provisions):

“120-Day Period” means the period ending 120 days after the Effective Date or such longer period until the Corporation distributes pursuant to the Plan the additional shares of Common Stock in respect of the final Mandatory Conversion Date (other than pursuant to the conversion of Preferred Stock), if any.

“Agent” means an agent designated by the Board.

“Board” means the Board of Directors of the Corporation.

“Corporation Securities” means (i) shares of Common Stock, (ii) shares of Preferred Stock (other than preferred stock described in Section 1504(a)(4) of the Tax Code or treated as so described pursuant to

Treasury Regulation section 1.382–2(a)(3)(i)), (iii) warrants, rights, or options (including options within the meaning of Treasury Regulation section 1.382-2T(h)(4)(v)) to purchase stock of the Corporation, and (iv) any other interest that would be treated as “stock” of the Corporation pursuant to Treasury Regulation section 1.382-2T(f)(18).

“Effective Date” means [                    , 2013].2

“Excess Securities” means Corporation Securities that are the subject of the Prohibited Transfer.

“Mandatory Conversion Date” has the meaning ascribed to such term in the Plan.

“Percentage Stock Ownership” means the percentage stock ownership interest in the Corporation of any Person for purposes of Section 382 of the Tax Code as determined in accordance with Treasury Regulation sections 1.382-2T(g), (h), (j) and (k) and 1.382-4; provided, that (1) for purposes of applying Treasury Regulation section 1.382-2T(k)(2), the Corporation shall be treated as having “actual knowledge” of the beneficial ownership of all outstanding Corporation Securities that would be attributed to any individual or entity, and (2) for the sole purpose of determining the Percentage Stock Ownership of any entity (and not for the purpose of determining the Percentage Stock Ownership of any other Person), Corporation Securities held by such entity shall not be treated as no longer owned by such entity pursuant to Treasury Regulation section 1.382-2T(h)(2)(i)(A); provided, however, that in the case of a Person that owns convertible Preferred Stock, a Person’s Percentage Stock Ownership shall be the higher of the percentage computed (i) based on the ownership of the Preferred Stock and (ii) based on the ownership of the maximum amount of Common Stock into which the Preferred Stock owned by such Person, and the minimum amount of Common Stock into which the Preferred Stock owned by all other Persons, may convert at any time over the life of the Preferred Stock (it being understood that, per share of Preferred Stock, the minimum amount is [—] shares of Common Stock and the maximum amount is [—] shares of Common Stock); provided, further, that in the case of a Person that owned (including actually or constructively) as of the Effective Date (and thus is entitled to receive distributions under the Plan with respect to) Single-Dip General Unsecured Claims and/or AMR Equity Interests (each as defined in the Plan), a Person’s Percentage Stock Ownership during the 120-Day Period shall be computed by increasing such Person’s Percentage Stock Ownership as otherwise determined hereunder by (I) [—] percentage points3 for each $1 million of Single-Dip General Unsecured Claims (including postpetition interest) owned by such Person on the Effective Date (or portion thereof) and (II) [—] percentage points4 (subject to reduction as provided in the next sentence) for each 1,000 shares of AMR Common Stock (as defined in the Plan) (or the equivalent with respect to AMR Equity Interests other than AMR Common Stock) owned by such Person on

[2]	Date of Effective Time of Merger/filing date of Certificate of Incorporation to be inserted here.
[3]	A percentage (equal to the portion that $1 million of allowed claims represents of the total amount of allowed Single-Dip General Unsecured Claims as of immediately prior to the Effective Date) of the amount (expressed as a percentage) determined by dividing (i) the maximum number of shares of Common Stock potentially distributable in respect of Single Dip General Unsecured Claims under the Plan (other than pursuant to the conversion of Preferred Stock) by (ii) the Corporation’s reasonable estimate of the number of shares of Common Stock anticipated to be outstanding following the 120-Day Period for purposes of Section 382 of the Tax Code.
[4]	A percentage (equal to the portion that 1,000 shares represents of the total number of shares of AMR Common Stock outstanding immediately prior to the Effective Date) of the amount (expressed as a percentage) determined by dividing (i) the Corporation’s estimate of the aggregate maximum number of shares of Common Stock distributable to holders of AMR Equity Interests after the Effective Time in respect of the four Mandatory Conversion Dates, based on a VWAP (as defined in the Plan) as of such dates equal to 200% of the VWAP as of the Effective Date (the “Estimated Equity Ownership”), by (ii) the sum of the number of shares of Common Stock that will be outstanding on the Effective Date immediately following the consummation of the Plan for purposes of Section 382 of the Tax Code plus the Estimated Equity Ownership plus the minimum number of shares of Common Stock into which the Preferred Stock may convert at any time over the life of the Preferred Stock.

the Effective Date (or portion thereof). The latter percentage point adjustment shall be reduced by [—] percentage points5 for each 1,000 shares of Common Stock actually received by such Person as a result of post-Effective Date distributions to holders of AMR Equity Interests on one or more Mandatory Conversion Date(s).

“Person” means any individual, partnership, joint venture, limited liability company, firm, corporation, unincorporated association or organization, trust or other entity or any group of such “Persons” having a formal or informal understanding among themselves to make a “coordinated acquisition” of shares within the meaning of Treasury Regulation section 1.382-3(a)(1) or who are otherwise treated as an “entity” within the meaning of Treasury Regulation section 1.382-3(a)(1), and shall include any successor (by merger or otherwise) of any such entity or group.

“Plan” means the [Plan of Reorganization], as confirmed by the Bankruptcy Court for the Southern District of New York on [                    , 2013].

“Prohibited Distributions” means any dividends or other distributions that were received by the Purported Transferee from the Corporation with respect to the Excess Securities.

“Prohibited Transfer” means any purported Transfer of Corporation Securities to the extent that such Transfer is prohibited and/or void under this Section 6.

“Restriction Release Date” means the earliest of:

(i) the eighth anniversary of the Effective Date;

(ii) the repeal, amendment or modification of section 382 of the Tax Code (and any comparable successor provision) in such a way as to render the restrictions imposed by section 382 of the Tax Code no longer applicable to the Corporation;

(iii) the beginning of a taxable year of the Corporation (or any successor thereof) in which no Tax Benefits are available;

(iv) the date selected by the Board if the Board determines that the limitation amount imposed by section 382 of the Tax Code as of such date in the event of an “ownership change” of the Corporation (as defined in section 382 of the Tax Code) would not be materially less than the net operating loss carryforwards or “net unrealized built-in loss” (within the meaning of section 382 of the Tax Code) of the Corporation; and

(v) the date selected by the Board if the Board determines that it is in the best interests of the Corporation’s shareholders for the restrictions set forth in Section 6(b) to be removed or released.

“Substantial Stockholder” means a Person with a Percentage Stock Ownership of 4.75% or more.

“Tax Benefit” means the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any loss or deduction attributable to a “net unrealized built-in loss” within the meaning of section 382 of the Tax Code, of the Corporation or any direct or indirect subsidiary thereof.

“Tax Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Transfer” means the acquisition or disposition, directly or indirectly, of ownership of Corporation Securities by any means, including, without limitation, (i) the creation or grant of any pledge (or other security interest), right or option with respect to Corporation Securities, including an option within the meaning of Treasury Regulation section 1.382-4(d)(8), (ii) the exercise of any such pledge, right or option, (iii) any sale, assignment, conveyance or other disposition, or (iv) any other transaction treated under the applicable rules under Section 382 of the Code as a direct or indirect acquisition or disposition (including

[5]	The percentage point adjustment relating to the prior ownership of AMR Common Stock multiplied by a fraction, the numerator of which is 1,000 shares, and the denominator of which is the Estimated Equity Ownership.

the acquisition of an ownership interest in a Substantial Holder), but shall not include the acquisition of any such rights unless, as a result, the acquiror would be considered an owner within the meaning of the federal income tax laws.

(b) Prohibited Transfers. Any attempted Transfer of Corporation Securities prior to the Restriction Release Date, or any attempted Transfer of Corporation Securities pursuant to an agreement entered into prior to the Restriction Release Date, shall be prohibited and void ab initio insofar as it purports to transfer ownership or rights in respect of such stock to the purported transferee of a Prohibited Transfer (a “Purported Transferee”) (i) if the transferor is a Substantial Stockholder or such Transfer results in a decrease in the Percentage Stock Ownership of any Substantial Stockholder or (ii) to the extent that, as a result of such Transfer (or any series of Transfers of which such Transfer is a part), either (1) any Person (including any group of Persons) shall become a Substantial Stockholder other than by reason of Treasury Regulation section 1.382-2T(j)(3) or any successor to such regulation or (2) the Percentage Stock Ownership interest of any Substantial Stockholder shall be increased; provided, however, that this Section 6(b) shall not apply to, nor shall any other provision in this Certificate of Incorporation prohibit, restrict or limit in any way, the Transfer of Corporation Securities in accordance with the Agreement and Plan of Merger among AMR Corporation, US Airways Group, Inc. and AMR Merger Sub, Inc. dated as of February 13, 2013 and the distribution of Corporation Securities pursuant to the Plan; provided, further, that the restrictions in Section 6(b)(i) shall no longer apply following the date that is three years and six months following the Effective Date. Nothing in this Section 6 shall preclude the settlement of any transaction with respect to the Corporation Securities entered into through the facilities of a national securities exchange; provided, however, that the Corporation Securities and parties involved in such transaction shall remain subject to the provisions of this Section 6 in respect of such transaction. Unless a transferor that is not a Substantial Stockholder at the time of the Transfer has actual knowledge that a Transfer by it is prohibited by this Section 6, (i) such transferor shall have no liability to the Corporation in respect of any losses or damages suffered by the Corporation as a result of such Transfer and the Corporation shall have no cause of action or rights against such transferor in respect of such losses or damages, and (ii) such transferor shall have no liability to the respective transferee in respect of any losses or damages suffered by such transferee by virtue of the operation of this Section 6.

(c) Exceptions; Authorized Transfers.

(i) The restrictions set forth in Section 6(b) shall not apply to an attempted Transfer (1) if the transferor or the transferee obtains the prior written approval of the Board or a duly authorized committee thereof in accordance with Section 6(c)(ii) below, or (2) if such Transfer is made as part of: (A) certain transactions approved by the Board of Directors, including, but not limited to, a merger or consolidation in which all holders of Common Stock receive, or are offered the same opportunity to receive, cash or other consideration for all such Common Stock, and upon the consummation of which the acquirer will own at least a majority of the outstanding shares of Common Stock, (B) a tender or exchange offer by the Corporation to purchase Corporation Securities, (C) a purchase program effected by the Corporation on the open market and not the result of a privately-negotiated transaction, or (D) any optional or required redemption by the Corporation of a Corporation Security pursuant to the terms of such security.

(ii) The restrictions contained in this Section 6 are for the purposes of reducing the risk that any “ownership change” (as defined in the Tax Code) with respect to the Corporation may limit the Corporation’s ability to utilize its Tax Benefits. In connection therewith, and to provide for effective policing of these provisions, any Person who desires to effect an otherwise Prohibited Transfer (a “Requesting Person”) shall, prior to the date of such transaction for which the Requesting Person seeks authorization (the “Proposed Transaction”), request in writing (a “Request”) that the Board review the Proposed Transaction and authorize or not authorize the Proposed Transaction in accordance with this Section 6(c). A Request shall be mailed or delivered to the Secretary of the Corporation at the Corporation’s principal place of business. Such Request shall be deemed to have been received by the Corporation when actually received by the Corporation. A Request shall include: (1) the name, address and telephone number of the Requesting Person; (2) the number and Percentage Stock Ownership of Corporation Securities (by

type) then beneficially owned by the Requesting Person; (3) a reasonably detailed description of the Proposed Transaction or Proposed Transactions for which the Requesting Person seeks authorization; and (4) a request that the Board authorize the Proposed Transaction pursuant to this Section 6(c). The Board shall, in good faith, endeavor to respond to each Request within twenty (20) business days of receiving such Request; provided, however, that the failure of the Board to respond during such twenty (20) day period shall not be deemed to be a consent to the Transfer. The Board may authorize a Proposed Transaction unless the Board determines in good faith that the Proposed Transaction, considered alone or with other transactions (including, without limitation, past transactions or contemplated transactions), would create a material risk that the Corporation’s Tax Benefits may be jeopardized. Any determination by the Board not to authorize a Proposed Transaction shall cause such Proposed Transaction to be deemed a Prohibited Transfer. The Board may impose any conditions that it deems reasonable and appropriate in connection with authorizing any Proposed Transaction. In addition, the Board may require an affidavit or representations from such Requesting Person or opinions of counsel to be rendered by counsel selected by the Requesting Person (and reasonably acceptable to the Board), in each case, as to such matters as the Board may reasonably determine with respect to the preservation of the Tax Benefits. Any Requesting Person who makes a Request to the Board shall reimburse the Corporation, within 30 days of demand therefor, for all reasonable out-of-pocket costs and expenses incurred by the Corporation with respect to any Proposed Transaction, including, without limitation, the Corporation’s reasonable costs and expenses incurred in determining whether to authorize the Proposed Transaction, which costs may include, but are not limited to, any expenses of counsel and/or tax advisors engaged by the Board to advise the Board or deliver an opinion thereto. The Board may require, as a condition to its consideration of the Request, that the Requesting Person execute an agreement in form and substance satisfactory to the Corporation providing for the reimbursement of such costs and expenses. Any authorization of the Board hereunder may be given prospectively or retroactively.

(iii) Notwithstanding the foregoing, the Board may determine that the restrictions set forth in Section 6(b) shall not apply to any particular transaction or transactions, whether or not a request has been made to the Board, including a Request pursuant to this Section 6(c), subject to any conditions that it deems reasonable and appropriate in connection therewith. Any determination of the Board hereunder may be made prospectively or retroactively. Following 180 days after the Effective Date, the Board will undertake a review of whether any general exception to the disposition restrictions in Section 6(b)(i) is appropriate.

(iv) The Board, to the fullest extent permitted by law, may exercise the authority granted by this Section 6 through duly authorized officers or agents of the Corporation. Nothing in this Section 6(c) shall be construed to limit or restrict the Board in the exercise of its fiduciary duties under applicable law.

(d) Legend; Notation. The Board may require that any certificates representing shares of Corporation Securities issued prior to the Restriction Release Date shall contain a conspicuous legend in substantially the following form, evidencing the restrictions set forth in this Section 6:

“THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE CORPORATION, AS THE SAME MAY BE AMENDED AND RESTATED FROM TIME TO TIME (THE “CERTIFICATE OF INCORPORATION”), CONTAINS CERTAIN RESTRICTIONS PROHIBITING THE TRANSFER (AS DEFINED IN THE CERTIFICATE OF INCORPORATION) OF CORPORATION SECURITIES (AS DEFINED IN THE CERTIFICATE OF INCORPORATION), INCLUDING COMMON STOCK AND PREFERRED STOCK OF THE CORPORATION, WITHOUT THE PRIOR AUTHORIZATION OF THE BOARD OF DIRECTORS OF THE CORPORATION IF SUCH TRANSFER MAY AFFECT THE PERCENTAGE OF STOCK OF THE CORPORATION (WITHIN THE MEANING OF SECTION 382 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED FROM TIME TO TIME (THE “CODE”) AND THE TREASURY REGULATIONS PROMULGATED THEREUNDER) THAT IS TREATED AS OWNED BY A “SUBSTANTIAL STOCKHOLDER” AS DEFINED IN THE CERTIFICATE OF INCORPORATION. A COMPLETE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION SHALL BE FURNISHED FREE OF CHARGE TO THE HOLDER OF RECORD OF THIS CERTIFICATE UPON WRITTEN REQUEST TO THE SECRETARY OF AMR CORPORATION.”

The Corporation shall have the power to make appropriate notations upon its stock transfer records and to instruct any transfer agent, registrar, securities intermediary or depository with respect to the requirements of this Section 6 for any uncertificated Corporation Securities or Corporation Securities held in an indirect holding system, and the Corporation shall provide notice of the restrictions on transfer and ownership to holders of uncertificated shares in accordance with applicable law.

(e) Treatment of Excess Securities.

(i) No officer, employee or agent of the Corporation shall record any Prohibited Transfer, and the Purported Transferee shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of the Excess Securities. Until the Excess Securities are acquired by another Person in a Transfer that is not a Prohibited Transfer, the Purported Transferee shall not be entitled with respect to such Excess Securities to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any. Once the Excess Securities have been acquired in a Transfer that is not a Prohibited Transfer, the Corporation Securities shall cease to be Excess Securities. For this purpose, any transfer of Excess Securities not in accordance with the provisions of this Section 6(e) shall also be a Prohibited Transfer.

(ii) If the Board determines that a Transfer of Corporation Securities constitutes a Prohibited Transfer pursuant to Section 6(b)(ii), then, upon written demand by the Corporation, the Purported Transferee shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee’s possession or control, together with any Prohibited Distributions, to the Agent. The Agent shall thereupon sell to a buyer or buyers, which may include the Corporation, the Excess Securities transferred to it in one or more arm’s-length transactions (over the New York Stock Exchange or other national securities exchange on which the Corporation Securities may be traded, if possible, or otherwise privately); provided, however, that the Agent shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent’s discretion, such sale or sales would disrupt the market for the Corporation Securities or otherwise would adversely affect the value of the Corporation Securities. If the Purported Transferee has resold the Excess Securities before receiving the Corporation’s demand to surrender Excess Securities to the Agent, the Purported Transferee shall be deemed to have sold the Excess Securities for the Agent, and shall be required to transfer to the Agent any Prohibited Distributions and proceeds of such sale, except to the extent that the Corporation grants written permission to the Purported Transferee to retain a portion of such sales proceeds not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to Section 6(e)(iv) if the Agent rather than the Purported Transferee had resold the Excess Securities.

(iii) If the Board determines that a Transfer of Corporation Securities constitutes a Prohibited Transfer pursuant to Section 6(b)(i), the purported transferor of such Prohibited Transfer (the “Purported Transferor”) shall, upon written demand by the Corporation, deliver to the Agent the sales proceeds from the Prohibited Transfer (in the form received, i.e., whether in cash or other property), and the Agent shall thereupon sell any non-cash consideration to a buyer or buyers in one or more arm’s-length transactions (including over a national securities exchange, if possible). If the Purported Transferee is determinable (other than with respect to a transaction entered into through the facilities of a national securities exchange) and any Excess Securities have not been resold, the Agent (after deducting amounts necessary to cover its costs and expenses incurred in connection with its duties hereunder) shall, to the extent possible, return the Excess Securities and Prohibited Distributions to the Purported Transferor, and shall reimburse the Purported Transferee from the sales proceeds received from the Purported Transferor (or the proceeds from the disposition of any non-cash consideration) for the cost of any Excess Securities. If the Purported Transferee is not determinable, or to the extent the Excess Securities have been resold and thus cannot be returned to the Purported Transferor, the Agent (after deducting amounts necessary to cover its costs and expenses incurred in connection with its duties hereunder) shall use the proceeds to acquire on behalf of the

Purported Transferor, in one or more arm’s-length transactions (including over a national securities exchange on which the Corporation Securities may be traded, if possible), an equal amount of Corporation Securities in replacement of the Excess Securities sold; provided, however, that, to the extent the amount of proceeds is not sufficient to fund the purchase price of such Corporation Securities and the Agent’s costs and expenses, the Purported Transferor shall promptly fund such amounts upon demand by the Agent. Any remaining amounts held by the Agent shall be paid in accordance with Section 6(e)(iv)(C).

(iv) The Agent shall apply any proceeds or any other amounts received by it in accordance with Section 6(e)(ii) as follows: (A) first, such amounts shall be paid to the Agent to the extent necessary to cover its costs and expenses incurred in connection with its duties hereunder; (B) second, any remaining amounts shall be paid to the Purported Transferee, up to the amount paid by the Purported Transferee for the Excess Securities (or in the case of any Prohibited Transfer by gift, devise or inheritance or any other Prohibited Transfer without consideration, the fair market value, (1) calculated on the basis of the closing market price for the Corporation Securities on the day before the Prohibited Transfer, (2) if the Corporation Securities are not listed or admitted to trading on any stock exchange but are traded in the over-the-counter market, calculated based upon the difference between the highest bid and lowest asked prices, as such prices are reported by the relevant inter-dealer quotation service or any successor system on the day before the Prohibited Transfer or, if none, on the last preceding day for which such quotations exist, or (3) if the Corporation Securities are neither listed nor admitted to trading on any stock exchange nor traded in the over-the-counter market, then as determined in good faith by the Board), which amount (or fair market value) shall be determined at the discretion of the Board; and (C) third, any remaining amounts, subject to the limitations imposed by the following proviso, shall be paid to one or more organizations qualifying under section 501(c)(3) of the Tax Code (or any comparable successor provision) selected by the Board; provided, however, that if the Excess Securities (including any Excess Securities arising from a previous Prohibited Transfer not sold by the Agent in a prior sale or sales) represent a 4.75% or greater Percentage Stock Ownership in any class of Corporation Securities, then any such remaining amounts to the extent attributable to the disposition of the portion of such Excess Securities exceeding a 4.75% Percentage Stock Ownership interest in such class shall be paid to two or more organizations qualifying under section 501(c)(3) of the Tax Code selected by the Board, such that no organization qualifying under section 501(c)(3) of the Tax Code shall be deemed to possess a Percentage Stock Ownership in excess of 4.74%. The recourse of any Purported Transferee in respect of any Prohibited Transfer shall be limited to the amount payable to the Purported Transferee pursuant to clause (B) of the preceding sentence. In no event shall the proceeds of any sale of Excess Securities pursuant to this Section 6(e) inure to the benefit of the Corporation.

(v) In the event of any Transfer that does not involve a transfer of securities of the Corporation within the meaning of Delaware law (“Securities,” and individually, a “Security”) but which would cause a Substantial Stockholder to violate a restriction on Transfers provided for in Section 6(b), the application of Sections 6(e)(ii), (iii) and (iv) shall be modified as described in this Section 6(e)(v). In such case, no such Substantial Stockholder shall be required to dispose of any interest that is not a Security, but such Substantial Stockholder and/or any Person whose ownership of Securities is attributed to such Substantial Stockholder shall (x) in the case of Section 6(e)(ii), be deemed to have disposed of and shall be required to dispose of sufficient Securities (which Securities shall be disposed of in the inverse order in which they were acquired) to cause such Substantial Stockholder, following such disposition, not to be in violation of this Section 6, and (y) in the case of Section 6(e)(iii), follow the process as reasonably determined by the Board to cause such Substantial Stockholder to remedy or mitigate its violation of Section 6(b)(i). Such disposition or process shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and in the case of clause (x) in the preceding sentence, such number of Securities that are deemed to be disposed of shall be considered Excess Securities and shall be disposed of through the Agent as provided in Sections 6(e)(ii) and 6(e)(iv), except that the maximum aggregate amount payable either to such Substantial Stockholder, or to such other Person that was the direct holder of such Excess Securities, in connection with such sale shall be the fair market value of such Excess Securities at the time of the purported Transfer. All expenses incurred by the Agent in disposing of such Excess

Securities shall be paid out of any amounts due such Substantial Stockholder or such other Person. The purpose of this Section 6(e)(v) is to extend the restrictions in Sections 6(b), 6(e)(ii), and 6(e)(iii) to situations in which there is a Prohibited Transfer without a direct Transfer of Securities, and this Section 6(e)(v), along with the other provisions of this Section 6, shall be interpreted to produce the same results, with differences as the context requires, as a direct Transfer of Corporation Securities.

(vi) If the Purported Transferee fails to surrender the Excess Securities or the proceeds of a sale thereof to the Agent within thirty (30) days from the date on which the Corporation makes a written demand pursuant to Section 6(e)(ii) or (iii), then the Corporation shall use its best efforts to enforce the provisions hereof, including the institution of legal proceedings to compel the surrender. Nothing in this Section 6(e)(vi) shall (A) be deemed to be inconsistent with any Transfer of the Excess Securities provided in this Section 6 to be void ab initio, or (B) preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand. The Board may authorize such additional actions as it deems advisable to give effect to the provisions of this Section 6.

(vii) The Corporation shall make the written demand described in Section 6(e)(ii) or (iii), as applicable, within 30 days of the date on which the Board determines that the attempted Transfer would result in Excess Securities; provided, however, that, if the Corporation makes such demand at a later date, the provisions of Section 6 shall apply nonetheless. No failure by the Corporation to act within the time periods set forth in Section 6(e) shall constitute a waiver or loss of any right of the Corporation under this Section 6.

(f) Obligation to Provide Information. At the request of the Corporation, any Person that is a beneficial, legal or record holder of Corporation Securities, and any proposed transferor or transferee and any Person controlling, controlled by or under common control with the proposed transferor or transferee, shall provide such information as the Corporation may reasonably request as may be necessary from time to time in order to determine compliance with this Section 6 or the status of the Corporation’s Tax Benefits. In furtherance thereof, as a condition to the registration of the Transfer of any Corporation Securities, any Person who is a beneficial, legal or record holder of Corporation Securities, and any proposed Transferee and any Person controlling, controlled by or under common control with the proposed Transferee, shall provide an affidavit containing such information as the Corporation may reasonably request from time to time in order to determine compliance with this Section 6 or the status of the Tax Benefits of the Corporation.

(g) Board Authority.

(i) The Board shall have the power to interpret or determine in its sole discretion all matters necessary for assessing compliance with this Section 6, including, without limitation, (i) the identification of Substantial Stockholders, (ii) whether a Transfer is a Prohibited Transfer, (iii) whether to exempt a Transfer, (iv) the Percentage Stock Ownership of any Substantial Stockholder, (v) whether an instrument constitutes a Corporation Security, (vi) the amount (or fair market value) due to a Purported Transferee pursuant to clause (B) of Section 6(e)(iv), and (vii) any other matters which the Board determines to be relevant; and the good faith determination of the Board on such matters shall be conclusive and binding for all the purposes of this Section 6.

(ii) In addition, the Board may, to the extent permitted by law, from time to time establish, modify, amend or rescind bylaws, regulations and procedures of the Corporation not inconsistent with the provisions of this Section 6 for purposes of determining whether any Transfer of Corporation Securities would jeopardize the Corporation’s ability to preserve and use the Tax Benefits and for the orderly application, administration and implementation of this Section 6.

(iii) Nothing contained in this Section 6 shall limit the authority of the Board to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation and its stockholders in preserving the Tax Benefits. Without limiting the generality of the foregoing, in the event of a change in law making one or more of the following actions necessary or desirable, the Board may, by adopting a written resolution, (A) modify the ownership interest percentage in the Corporation or the Persons covered by this Section 6, (B) modify the definitions of any terms set forth in this Section 6 or (C) modify the terms of this Section 6 as appropriate, in each case, in order to prevent an ownership change for purposes of section 382 of the Tax Code as a result of any changes in applicable Treasury Regulations or otherwise; provided, however, that the Board shall not cause there to be such modification unless it determines, by adopting a written resolution, that such action is reasonably necessary or advisable to preserve the Tax Benefits or that the continuation of these restrictions is no longer reasonably necessary for the preservation of the Tax Benefits. Stockholders of the Corporation shall be notified of such determination through a filing with the Securities and Exchange Commission or such other method of notice as the Secretary of the Corporation shall deem appropriate.

(iv) In the case of an ambiguity in the application of any of the provisions of this Section 6, including any definition used herein, the Board shall have the power to determine the application of such provisions with respect to any situation based on its reasonable belief, understanding or knowledge of the circumstances. In the event this Section 6 requires an action by the Board but fails to provide specific guidance with respect to such action, the Board shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this Section 6. All such actions, calculations, interpretations and determinations that are done or made by the Board in good faith shall be conclusive and binding on the Corporation, the Agent, and all other parties for all other purposes of this Section 6. The Board may delegate all or any portion of its duties and powers under this Section 6 to a committee of the Board as it deems necessary or advisable and, to the fullest extent permitted by law, may exercise the authority granted by this Section 6 through duly authorized officers or agents of the Corporation. Nothing in this Section 6 shall be construed to limit or restrict the Board in the exercise of its fiduciary duties under applicable law.

(h) Reliance. To the fullest extent permitted by law, the Corporation and the members of the Board shall be fully protected in relying in good faith upon the information, opinions, reports or statements of the chief executive officer, the chief financial officer, the chief accounting officer, the Secretary or the corporate controller of the Corporation or of the Corporation’s legal counsel, independent auditors, transfer agent, investment bankers or other employees and agents in making the determinations and findings contemplated by this Section 6, and the members of the Board shall not be responsible for any good faith errors made in connection therewith. For purposes of determining the existence and identity of, and the amount of any Corporation Securities owned by any stockholder, the Corporation is entitled to rely on the existence and absence of filings of Schedule 13D or 13G under the Securities Exchange Act of 1934, as amended (or similar filings), as of any date, subject to its actual knowledge of the ownership of Corporation Securities.

(i) Benefits of this Section 6. Nothing in this Section 6 shall be construed to give to any Person other than the Corporation or the Agent any legal or equitable right, remedy or claim under this Section 6. This Section 6 shall be for the sole and exclusive benefit of the Corporation and the Agent.

(j) Severability. The purpose of this Section 6 is to facilitate the Corporation’s ability to maintain or preserve its Tax Benefits. If any provision of this Section 6 or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Section 6.

(k) Waiver. With regard to any power, remedy or right provided herein or otherwise available to the Corporation or the Agent under this Section 6, (i) no waiver will be effective unless expressly contained in a writing signed by the waiving party, and (ii) no alteration, modification or impairment will be implied by reason of any previous waiver, extension of time, delay or omission in exercise, or other indulgence.

ARTICLE V

BOARD OF DIRECTORS

The provisions of this Article V are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its Directors and stockholders.

SECTION 1. Authority. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

SECTION 2. Number of Directors. The Board of Directors shall consist of not less than one nor more than 15 members, the exact number of which shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the Board of Directors then in office.

SECTION 3. Term. Each Director shall hold office until the next annual election and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal.

SECTION 4. Vacancies. Any vacancy on the Board of Directors that results from an increase in the number of Directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining Director.

SECTION 5. Powers. In addition to the powers and authority herein or by statute expressly conferred upon them, the Board of Directors is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation, and the Bylaws; provided, however, the amendment or repeal of any provision of the Bylaws, or the adoption of any new bylaw, after the effectiveness of this Certificate of Incorporation shall not invalidate any prior act of the Board of Directors which would have been valid if such bylaws had not been adopted.

SECTION 6. Special Voting Rights. The voting rights of the Directors described in Article XIV of the Bylaws shall apply for so long as such voting rights are to be provided pursuant to such bylaw.

ARTICLE VI

LIMITATION OF DIRECTORS’ LIABILITY

No Director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a Director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or modification of this Article VI shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

ARTICLE VII

INDEMNIFICATION

SECTION 1. Right of Indemnification; Advancement of Expenses. The Corporation shall indemnify its Directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a Director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives;

provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any Director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article VII shall include, subject to applicable law, the right to be paid by the Corporation for the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

SECTION 2. Employees, Agents and Former Directors and Officers. Subject to applicable law, the Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation and former directors and officers of predecessor entities of the Corporation or any of its subsidiaries similar to those conferred in this Article VII to Directors and officers of the Corporation.

SECTION 3. Nonexclusivity of Rights. The rights to indemnification and to the advance of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested Directors or otherwise.

SECTION 4. Repeal or Modification. Any repeal or modification of this Article VII shall not adversely affect any rights to indemnification and to the advancement of expenses of a Director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE VIII

NO WRITTEN CONSENT; SPECIAL MEETINGS

Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by written consent in lieu of a meeting. Unless otherwise required by law, special meetings of the stockholders, for any purpose or purposes, may only be called by either (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer or (iii) the Board of Directors. The ability of the stockholders to call a special meeting of stockholders is hereby specifically denied.

ARTICLE IX

STOCKHOLDER MEETINGS

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

ARTICLE X

AMENDMENT OF BYLAWS

In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors shall have the power to adopt, amend, alter or repeal the Bylaws as provided for therein. The Bylaws also may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote for the election of Directors.

ARTICLE XI

EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware or, as further provided below, the United States District Court for the District of Delaware, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws of the Corporation, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine, in each case subject to the Court of Chancery of the State of Delaware having jurisdiction over the subject matter and personal jurisdiction over the indispensable parties named as defendants therein. Cases involving claims for which the Court of Chancery of the State of Delaware lacks jurisdiction shall, to the fullest extent permitted by law, be brought in the United States District Court for the District of Delaware.

ARTICLE XII

NON-VOTING SECURITIES

The Corporation shall not issue nonvoting equity securities to the extent prohibited by Section 1123(a)(6) of the United States Bankruptcy Code for so long as such section is in effect and applicable to the Corporation.

ARTICLE XIII

AMENDMENT OF THE CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed in this Certificate of Incorporation or the DGCL, and all rights herein conferred upon stockholders are granted subject to such reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (but in addition to any other vote that may be required by applicable law or this Certificate of Incorporation), the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares entitled to vote for the election of Directors shall be required to amend, alter, change or repeal, or to adopt any provision as part of this Certificate of Incorporation inconsistent with the purpose and intent of Section 6 of Article IV, Article V, Article VIII and Article X of this Certificate of Incorporation or this Article XIII.

* * * * *

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed on its behalf on this      day of                     , 2013.

AMR CORPORATION

By:
Name:
Title:

Annex C

CERTIFICATE OF DESIGNATIONS, POWERS, PREFERENCES AND RIGHTS

OF THE

SERIES A CONVERTIBLE PREFERRED STOCK

OF

AMERICAN AIRLINES GROUP INC.

Pursuant to Sections 151(g) and 303 of the

General Corporation Law of the State of Delaware

American Airlines Group Inc., a Delaware corporation (the “Corporation”), hereby certifies that pursuant to the Joint Chapter 11 Plan of Reorganization of AMR Corporation, dated                     , 2013 (the “Plan”), which Plan was confirmed by order of the United States Bankruptcy Court for the Southern District of New York pursuant to Chapter 11 of the United States Bankruptcy Code and provides for the authorization and issuance of the Series A Preferred Stock (as defined below), and pursuant to the provisions of Sections 151(g) and 303 of the General Corporation Law of the State of Delaware (the “DGCL”), a series of preferred stock, par value $0.01 per share, of the Corporation, herein designated as “Series A Convertible Preferred Stock,” is hereby issued, designated, created, authorized and provided for on the terms and with the voting powers, designations, preferences and relative, participating, optional, or other special rights and the qualifications, limitations or restrictions set forth herein and (to the extent applicable to preferred stock of the Corporation) in the Corporation’s Amended and Restated Certificate of Incorporation as in effect on the date hereof (the “Certificate of Incorporation”):

Capitalized terms that are used but are not otherwise defined in this Certificate of Designations, Preferences and Rights (this “Certificate”) shall have the meanings ascribed to them in Section 8 below.

Section 1. Designation; Stated Value; Form.

1.1. Designation. There is hereby created out of the authorized and unissued shares of Preferred Stock a series of Preferred Stock designated as “Series A Convertible Preferred Stock” (the “Series A Preferred Stock”), and the number of shares of Series A Preferred Stock (each a “Share” and, collectively, the “Shares”) constituting such series shall be [            (            )].1 The voting powers, designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions of the Series A Preferred Stock shall be as set forth herein.

1.2. Stated Value. The stated value of any Share, as of any date of determination, shall be equal to the sum of (i) $25 (the “Initial Stated Value”) and (ii) the amount of the Accrued Stated Value (as defined below) with respect to such Share, calculated as of such date (the “Stated Value”).

[1]	Note to Draft: Number of shares will be equal to the quotient of the Total Initial Stated Value (as defined in the term sheet attached as Exhibit A to the Support and Settlement Agreement dated February 13, 2013) divided by the Initial Stated Value per Share.

1.3. Form. The Corporation shall issue the Shares of Series A Preferred Stock in the form of one or more global certificates (each, a “Global Certificate”) to be deposited in the facilities of DTC, and the beneficial interests in the Series A Preferred Stock will be reflected as electronic book-entry interests through the facilities of DTC and will transfer only via electronic book-entry interests through the facilities of DTC, and the procedures to be followed with respect to any Mandatory Conversion or Optional Conversion and any required increases or decreases to the number of Shares represented by the Global Certificate(s) will be in accordance with the applicable procedures of DTC; provided, that no such procedures shall adversely affect any of the rights of any Holder of the Shares as set forth in this Certificate.

Section 2. Dividends.

2.1. Accrual of Stated Value. From and after the Plan Effective Date, the Stated Value of each Share of Series A Preferred Stock will automatically increase, without any action to be taken by the Corporation or its Board of Directors (the “Board of Directors”) and whether or not there are funds legally available for the payment of dividends, in arrears on a daily basis at the rate of 6.25% per annum, using the actual number of days elapsed and a 360-day year, without compounding, on the Initial Stated Value of such Share to and excluding the applicable Conversion Date of such Share (the cumulative amount of such increase, as of any date or time of determination, the “Accrued Stated Value”). A schedule of the Stated Value of each Share on each day (the first through the 120th) following the Plan Effective Date, after giving effect to the amount of the Accrued Stated Value as of such day, is set forth as Exhibit A hereto.

2.2. Participating Dividends. In the event that, on or after the Plan Effective Date, the Corporation declares or pays any dividends or distributions with respect to the Common Stock (excluding any dividends or distributions paid in the form of additional shares of Common Stock), each Holder shall be entitled to receive, in addition to the Accrued Stated Value accrued pursuant to Section 2.1, a dividend or distribution per Share of Series A Preferred Stock equal to the dividend or distribution that such Holder would have received with respect to the Common Stock Equivalent Number of shares of Common Stock as of immediately prior to the record date for determining the stockholders of the Corporation eligible to receive such dividend or distribution (or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends is determined).

Section 3. Liquidation.

3.1. Liquidation Event. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a “Liquidation Event”), each Holder shall be entitled to receive, with respect to each Share of Series A Preferred Stock, on a pro rata basis with the Common Stock and without preference with respect to the Common Stock, the distribution(s) that such Holder would have been entitled to receive as a result of such Liquidation Event with respect to the Common Stock Equivalent Number of shares of Common Stock as of immediately prior to such Liquidation Event. For the avoidance of doubt, the merger or consolidation of the Corporation with any other Person, including a merger or consolidation in which the Holders receive cash, securities or other property for their Shares of Series A Preferred Stock, or the sale, lease or exchange for cash, securities or other property of all or substantially all of the assets of the Corporation, in each case, shall not, in and of itself, constitute a Liquidation Event.

3.2. Notice Requirement. The Corporation shall, within five (5) Business Days following the date the Board of Directors approves any Liquidation Event or within five (5) Business Days following the commencement of any involuntary bankruptcy or similar proceeding, whichever is earlier, give each Holder written notice of the event. Such written notice shall describe, to the extent known to the Corporation, the material terms and conditions of such event relating to the treatment of the Series A Preferred Stock and the Common Stock, including, to the extent known to the Corporation, a description of the stock, cash and property to be received by the Holders with respect to their Shares of Series A Preferred Stock and the Common Stock as a result of the event and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each Holder of such material change.

Section 4. Voting Rights.

(i) Each Share of Series A Preferred Stock shall entitle the Holder thereof to vote with the holders of Common Stock, voting together as a single class, with respect to any and all matters presented to the holders of Common Stock for their action, consideration or consent, whether at any special or annual meeting of stockholders, by written action of stockholders in lieu of a meeting (to the extent permitted by the Certificate of Incorporation and the DGCL), or otherwise. With respect to any such vote, each Share of Series A Preferred Stock held on the record date for determining the stockholders of the Corporation eligible to participate in such vote shall entitle the Holder thereof to cast 2.2989 votes, subject to adjustment pursuant to Section 6.1 (such number of votes, the “Preferred Stock Voting Ratio”).

(ii) For so long as any Shares of Series A Preferred Stock remain outstanding, the Corporation shall not, without the written consent or affirmative vote at a meeting called for such purpose, given in person or by proxy, by Holders holding, in the aggregate, at least a majority of the outstanding Shares of Series A Preferred Stock (excluding any Shares beneficially owned directly or indirectly by the Corporation or any of its Subsidiaries), voting as a separate class, amend, alter or repeal (including by means of a merger, consolidation or otherwise) any provision of the Certificate of Incorporation or this Certificate that would alter or change the rights, preferences or privileges of the Series A Preferred Stock in a manner adverse to the holders of Shares of Series A Preferred Stock. In any case in which the Holders of Series A Preferred Stock shall be entitled to vote as a separate class pursuant to this Certificate, the Certificate of Incorporation or Delaware law, each Holder shall be entitled to one vote for each Share of Series A Preferred Stock held on the record date for determining the stockholders of the Corporation eligible to vote thereon.

Section 5. Conversion.

5.1. Mandatory Conversion. All Shares of Series A Preferred Stock, except to the extent previously converted pursuant to an Optional Conversion, shall automatically be converted into shares of Common Stock on the following terms and conditions (each such conversion, a “Mandatory Conversion”).

(i) On each Mandatory Conversion Date, a number of Shares of Series A Preferred Stock equal to the lesser of (a) [    ]2 and (b) the number of Shares outstanding on such Mandatory Conversion Date shall automatically be converted into that number of shares of Common Stock for each Share of Series A Preferred Stock equal to the quotient of (A) the Stated Value of such Share on such Mandatory Conversion Date, divided by (B) the Conversion Price in effect on such Mandatory Conversion Date, with fractional shares of Common Stock rounded up or down as provided herein. Each such Mandatory Conversion of Shares shall occur automatically without any further action by the relevant Holder or the Corporation. Prior to 9:00 a.m. New York City time on the first Business Day after each Mandatory Conversion Date, the Corporation shall publish the Conversion Price in effect with respect to such Mandatory Conversion Date and the number of shares of Common Stock issuable per $1,000 in Stated Value of Shares that are converted pursuant to Mandatory Conversion on such Mandatory Conversion Date, by posting such information on the Corporation’s website and issuing a press release that contains such information.

(ii) Within three (3) Business Days following a Mandatory Conversion Date, the Corporation or Transfer Agent shall deliver by book-entry delivery via DTC to the accounts specified by DTC, a number of shares of Common Stock equal to the aggregate number of shares to be issued pursuant to the Mandatory Conversion of all Shares of Series A Preferred Stock converted by Mandatory Conversion with respect to such Mandatory Conversion Date.

(iii) With respect to each Mandatory Conversion Date, the conversion of Shares of Series A Preferred Stock pursuant to Mandatory Conversion shall be effectuated by the Corporation pro rata among all Holders,

[2]	Note to Draft: Insert amount equal to 25% of the total number of Shares of Series A Preferred Stock issued pursuant to the Plan.

based on the number of Shares outstanding as of 5:00 p.m., New York City time, on such Mandatory Conversion Date, after giving effect to any Optional Conversion for which the Optional Conversion Date occurs before such Mandatory Conversion Date.

(iv) For the avoidance of doubt, following the 120th day following the Plan Effective Date, Holders shall have no rights under the Series A Preferred Stock other than the right to receive the shares of Common Stock into which their Shares of Series A Preferred Stock were converted pursuant to any Mandatory Conversion or Optional Conversion hereunder and the rights that a holder of shares of Common Stock would have corresponding thereto.

5.2. Optional Conversion. At any time following the fifth (5th) trading day after the Plan Effective Date, and from time to time prior to the final Mandatory Conversion Date, each Holder shall have the right, but not the obligation, to elect to convert all or any portion of such Holder’s Shares into shares of Common Stock, on the following terms and conditions (any such conversion, an “Optional Conversion”); provided that no Optional Conversion may be exercised during the three (3) Business Days prior to a Mandatory Conversion Date or the three (3) Business Dates following a Mandatory Conversion Date.

(i) Any Holder may elect to convert all or any portion of its Shares of Series A Preferred Stock into that number of shares of Common Stock for each Share of Series A Preferred Stock equal to the quotient of (a) the Stated Value of such Share on the Optional Conversion Date (as defined below), divided by (b) the Conversion Price in effect on such Optional Conversion Date, with fractional shares of Common Stock rounded up or down as provided herein; provided, however, that the aggregate number of Shares actually converted by all Holders pursuant to Optional Conversion during any Conversion Period shall not exceed 10,000,000 Shares (the “Optional Conversion Cap”).

(ii) In order to effectuate an Optional Conversion of Shares of Series A Preferred Stock, the Holder of such Shares shall submit a written notice to the Corporation, duly executed by such Holder and in the form attached hereto as Exhibit B, or otherwise provide such notice as may be required by the applicable procedures of DTC, stating that such Holder irrevocably elects to convert the number of Shares specified in such notice to the Corporation of the Shares of Series A Preferred Stock being converted (a “Conversion Notice”). An election to convert Shares of Series A Preferred Stock pursuant to an Optional Conversion shall be deemed to have been made as of the following dates (the “Conversion Election Effective Date”): (a) on the date of receipt, with respect to any Conversion Notice received by the Corporation at or prior to 5:00 p.m., New York City time, on any Business Day and (b) on the next Business Day following such receipt, with respect to any Conversion Notice received by the Corporation on a non-Business Day or after 5:00 p.m., New York City time, on any Business Day. The conversion of all Shares of Series A Preferred Stock with respect to which an Optional Conversion election is made, and the issuance of all shares of Common Stock to be issued pursuant to such conversion, shall become effective as of the Conversion Election Effective Date for such election, subject to the Optional Conversion Cap and the provisions of Section 5.2(iv). As used herein, “Optional Conversion Date” means, with respect to any Share of Series A Preferred Stock for which a valid Optional Conversion election is made, the date on which the conversion of such Share becomes effective pursuant to the immediately preceding sentence. As promptly as practicable (and in no event more than three (3) Business Days) following each Optional Conversion Date, the Corporation or the Transfer Agent shall deliver to the applicable Holder (or, if applicable, the name of such Holder’s designee as stated in the Conversion Notice), by book-entry delivery via DTC to the account(s) specified by DTC, a number of shares of Common Stock equal to the number of shares to which such Holder is entitled pursuant to the Optional Conversion of the Shares of such Holder’s Series A Preferred Stock that were converted as of such Optional Conversion Date.

(iii) The Transfer Agent, if applicable, or the Corporation shall maintain a written record that lists each Optional Conversion election that is made from and after the Plan Effective Date and, with respect to each such election, (a) the electing Holder, (b) the number of Shares with respect which such election was made, (c) the Conversion Election Effective Date and (d) the extent applicable, the Optional Conversion Date(s) for the Shares of Series A Preferred Stock converted pursuant to such election and the number of shares of Common Stock issued pursuant to such Optional Conversion on each such Optional Conversion Date.

(iv) During each Conversion Period, the Shares of Series A Preferred Stock that Holders elect to convert pursuant to Optional Conversion and for which the Conversion Election Effective Date occurs during such Conversion Period shall be converted on a “first come first serve” basis based on their respective Conversion Election Effective Dates, in each case subject to the Optional Conversion Cap and the terms and conditions of this Section 5.2(iv). Promptly (and in no event more than three (3) Business Days thereafter) after the Optional Conversion Cutoff Date with respect to a Conversion Period, the Corporation shall publish the fact that an Optional Conversion Cutoff Date has occurred and the date thereof by posting such information on the Corporation’s website and issuing a press release that contains such information. If, at any time during any Conversion Period, the aggregate number of Shares with respect to which Optional Conversion elections are made and for which the Conversion Election Effective Date occurs during such Conversion Period exceeds the Optional Conversion Cap, then:

(a) any Optional Conversion election with a Conversion Election Effective Date that is after the Optional Conversion Cutoff Date shall not be given any effect;

(b) (A) all such Shares for which the Conversion Election Effective Date occurs prior to the Optional Conversion Cutoff Date shall be converted pursuant to Optional Conversion as of the Optional Conversion Date and (B) with respect to all such Optional Conversion elections for which the Optional Election Effective Date is the Optional Conversion Cutoff Date, the number of Shares converted pursuant to such Optional Conversions shall be cut back pro rata among all such elections, to the extent necessary to result in the aggregate number of Shares converted pursuant to Optional Conversion during such Conversion Period being not greater than the Optional Conversion Cap and such Shares which are not converted shall no longer be deemed to have submitted a Conversion Notice and such Shares which are not converted shall no longer be deemed to have submitted a Conversion Notice; and

(c) promptly (and in no event later than the second (2nd) Business Day thereafter) after the Optional Conversion Cutoff Date with respect to such Conversion Period, the Corporation or Transfer Agent shall provide written notice to each Holder of Shares of Series A Preferred Stock that are the subject of an Optional Conversion election for which the Conversion Election Effective Date occurred during such Conversion Period and were not converted pursuant to Optional Conversion during such Conversion Period, as follows (each, an “Optional Conversion Cutoff Notice”): (x) if none of such Holder’s Shares are converted pursuant to Optional Conversion during such Conversion Period, the Optional Conversion Cutoff Notice shall include a statement to such effect and (y) if any of such Holder’s Shares are cut back pursuant to clause (b) of this Section 5.2(iv), the Optional Conversion Cutoff Notice shall include a statement describing how such cutbacks were calculated and that to the extent such Holder’s Shares that were not converted, such Holder must submit a new Conversion Notice with respect to such shares in a subsequent Conversion Period, if any, in order to effectuate an Optional Conversion with respect to such Shares and that to the extent such Holder’s Shares that were not converted, such Holder must submit a new Conversion Notice with respect to such shares in a subsequent Conversion Period, if any, in order to effectuate an Optional Conversion with respect to such Shares.

5.3. General Conversion Provisions.

(i) Effect of Conversion on Series A Preferred Stock. All Shares of Series A Preferred Stock that are converted pursuant to Mandatory Conversion or Optional Conversion shall automatically, upon such conversion, be cancelled and retired and cease to exist, and shall not thereafter be reissued or sold and shall return to the status of authorized but unissued shares of Preferred Stock undesignated as to series. Upon the conversion of Shares of Series A Preferred Stock pursuant to Mandatory Conversion or Optional Conversion, all such Shares shall thereupon cease to confer upon the Holder thereof any rights (other than the right to receive the shares of Common Stock that such Holder is entitled to receive pursuant to such Mandatory Conversion or Optional Conversion) of a holder of Shares of Series A Preferred Stock, and the Person(s) in whose name the shares of Common Stock are to be issued upon such Mandatory Conversion or Optional Conversion shall be deemed to have become the holder(s) of record of such shares of Common Stock.

(ii) Status of Common Stock. All shares of Common Stock delivered upon any Mandatory Conversion or Optional Conversion of Shares will, upon such conversion, be duly and validly authorized and issued, fully paid and nonassessable, free from all preemptive rights, free from all taxes, liens, security interests, charges and encumbrances (other than liens, security interests, charges or encumbrances created by or imposed upon the Holder or taxes in respect of any transfer occurring contemporaneously therewith) and shall not be subject to any legend restricting trading thereof other than as provided for in the Certificate of Incorporation or Section 7 hereof.

(iii) No Charge or Payment. The issuance of shares of Common Stock upon conversion of Shares of Series A Preferred Stock pursuant to any Mandatory Conversion or Optional Conversion shall be made without payment of additional consideration by, or other charge, cost or tax to, the Holder in respect thereof; provided, however, that the Corporation shall not be required to pay any tax or other governmental charge that may be payable with respect to the issuance or delivery of any shares of Common Stock in the name of any Person other than the Holder of the converted Shares, and no such delivery shall be made unless and until the Person requesting such issuance has paid to the Corporation the amount of any such tax or charge, or has established to the satisfaction of the Corporation that such tax or charge has been paid or that no such tax or charge is due.

(iv) Reservation of Common Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of issuance upon conversion of the Shares of Series A Preferred Stock, such number of shares of Common Stock issuable upon the conversion of all outstanding Shares of Series A Preferred Stock pursuant to Mandatory Conversion and/or Optional Conversion at a Conversion Price equal to the Conversion Price Floor. The Corporation shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation applicable to the Corporation or any requirements of any securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance). The Corporation shall not take any action which would cause the number of authorized but unissued shares of Common Stock to be less than the number of such shares required to be reserved hereunder for issuance upon conversion of the Shares of Series A Preferred Stock.

(v) No Fractional Shares of Common Stock. No fractional shares of Common Stock shall be issued upon any Mandatory Conversion or Optional Conversion of Shares of Series A Preferred Stock. In lieu of delivering a fractional share of Common Stock to any Holder in connection with any such conversion, the number of full shares of Common Stock that shall be issued upon conversion of Shares held by the same Holder (including any Holder of a Global Certificate) shall be computed on the basis of the aggregate Stated Value of all Shares (or specified portion thereof) held by such Holder that is being converted and any fractional share of Common Stock shall be rounded up or down to the next whole number or zero, as applicable (with one-half being closer to the next lower whole number for this purpose).

Section 6. Adjustments for Stock Splits, Business Combinations, etc.

6.1. Stock Splits, Subdivisions, Reclassifications or Combinations. In the event that the Corporation, at any time from and after the Plan Effective Date, (i) pays any dividends or distributions with respect to the Common Stock, in the form of additional shares of Common Stock or (ii) subdivides (by stock split, recapitalization or otherwise) the outstanding shares of Common Stock into a greater number of shares, the Conversion Price Cap, the Conversion Price Floor and the Preferred Stock Voting Ratio in effect immediately prior to any such event, shall be proportionally increased. In the event that the Corporation, at any time from and after the Plan Effective Date, combines (by reverse stock split, recapitalization or otherwise) the outstanding Common Stock into a smaller number of shares, the Conversion Price Cap, the Conversion Price Floor and the Preferred Stock Voting Ratio in effect immediately prior to any such event shall be proportionally decreased. Any adjustment under this Section 6.1 shall become effective at the close of business on the date the dividend, subdivision or combination becomes effective, and successive adjustments shall be made, without duplication, whenever any such dividend, subdivision or combination shall occur.

6.2. Business Combinations. In case of any Business Combination, at any time from and after the Plan Effective Date, lawful provision shall be made as part of the terms of such Business Combination whereby each Holder shall have the right thereafter to convert each Share held by it only into the kind and amount of securities, cash and other property receivable upon the Business Combination by a holder of a Common Stock Equivalent Number of shares of Common Stock as of immediately prior to such Business Combination. The Corporation or the Person formed by the consolidation or resulting from the merger or which acquires such assets or which acquires the Corporation’s shares, as the case may be, shall make provisions in its certificate or articles of incorporation or other constituent documents (each, a “Constituent Document”) to establish such rights and to ensure that the dividend, voting, conversion and other rights of the Holders established herein are unchanged. Such Constituent Documents or any amendment thereof in accordance with this paragraph shall contain terms as nearly equivalent as may be practicable to the terms provided for in this Certificate, including adjustments, which, for events subsequent to the effective date of such Constituent Documents, shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6.

6.3. Other Adjustments. In the event that any transaction or event of the type contemplated by Sections 6.1 or 6.2 but not explicitly provided for in this Section 6 occurs with respect to the Common Stock, the Board of Directors shall take appropriate action as may be necessary or appropriate as determined in its reasonable good faith judgment to protect the rights of the Holders of Shares of Series A Preferred Stock in a manner consistent with the provisions of this Section 6.

6.4. Statement Regarding Adjustments. Promptly following any adjustment to the Conversion Price Cap, the Conversion Price Floor and/or the Preferred Stock Voting Ratio as provided in Section 6.1, or any other adjustment as provided in Section 6.2 or Section 6.3, the Corporation shall (i) file, at the principal office of the Corporation, a statement showing in reasonable detail the facts requiring such adjustment, and, as applicable, the Conversion Price Cap, the Conversion Price Floor and the Preferred Stock Voting Ratio that shall be in effect after such adjustment and (ii) deliver a copy of such statement to each Holder.

Section 7. Registration of Transfer.

The Shares of Series A Preferred Stock shall be freely tradable and any Holder may, at any time, transfer, sell or otherwise dispose of all or any portion of its Shares, subject to applicable securities laws and the restrictions set forth in Article IV of the Certificate of Incorporation with respect to “Equity Securities” and “Corporation Securities.” The Corporation shall maintain and keep at its principal office a register or appoint a Transfer Agent to maintain a register for the registration and transfer of Shares of Series A Preferred Stock. The Corporation may place such legend on any Global Certificate and/or provide such notices as may be required by applicable law, the Certificate of Incorporation or the applicable requirements of DTC.

Section 8. Definitions. As used in this Certificate, the following terms shall have the following meanings:

“Business Combination” means any (i) reorganization, consolidation, merger, share exchange or similar business combination transaction involving the Corporation with any third party other than the merger contemplated by the Merger Agreement or (ii) any sale, assignment, conveyance, transfer, lease or other disposition by the Corporation and/or any of its subsidiaries to a third party of all or substantially all of the Corporation’s assets, or assets constituting all or substantially all of the assets of the Corporation and its subsidiaries on a consolidated basis.

“Business Day” means any day other than a Saturday, a Sunday, or any other day on which banking institutions in New York, New York are required or authorized to close by law or executive order.

“Common Stock” means the common stock, par value $0.01 per share, of the Corporation.

“Common Stock Equivalent Number” means, as of any date of determination, the number of shares of Common Stock that a Holder of a Share of Series A Preferred Stock would have received assuming such Share was converted pursuant to an Optional Conversion, without regard to the Optional Conversion Cap, as of such date of determination.

“Conversion Date” means each Mandatory Conversion Date and each date on which Shares of Series A Preferred Stock are converted pursuant to an Optional Conversion.

“Conversion Period” means, with respect to any Mandatory Conversion Date, the period of time ending on such date and beginning on (i) the day following the immediately preceding Mandatory Conversion Date or (ii) the Plan Effective Date, in the case of the first Conversion Period.

“Conversion Price” means, with respect to any Conversion Date, an amount equal to 96.5% of the VWAP calculated with respect to such Conversion Date; provided, however, that such amount shall not be less than the Conversion Price Floor nor greater than the Conversion Price Cap.

“Conversion Price Cap” means the greater of (i) $19.00 and (ii) the Initial VWAP less the Conversion Price Floor plus the Initial VWAP, subject to adjustment as set forth in Section 6.1.3

“Conversion Price Floor” means $10.875 per share of Common Stock, subject to adjustment as set forth in Section 6.1.

“DTC” means The Depository Trust Company.

“Holder” means a holder of record of one or more Shares, as reflected in the stock records of the Corporation or the Transfer Agent, which may be treated by the Corporation and the Transfer Agent as the absolute owner of the Shares for all purposes.

“Initial VWAP” means the VWAP calculated as of the Plan Effective Date.

“Mandatory Conversion Date” means each of the 30th, 60th, 90th and 120th days following the Plan Effective Date.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of February 13, 2013, by and among AMR Corporation (“AMR”), AMR Merger Sub, Inc., and US Airways Group, Inc.

“Optional Conversion Cutoff Date” means, with respect to any Conversion Period, the first date during such Conversion Period on which the aggregate number of Shares of Series A Preferred Stock with respect to which Optional Conversion elections were made and for which the Conversion Election Effective Date has occurred during such Conversion Period exceeds the Optional Conversion Cap.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Plan Effective Date” means the effective date of the Plan in accordance with the provisions of chapter 11 of the U.S. Bankruptcy Code.

[3]	Note to Draft: To be replaced with actual dollar amount (and Initial VWAP definition deleted), if amount can be calculated prior to filing this Certificate with the Delaware Secretary of State.

“Total Initial Stated Value” means $[    ],4 the aggregate Initial Stated Value of all of the Shares issued by the Corporation pursuant to the Plan.

“trading day” means a trading day on the principal stock exchange on which the Common Stock is listed.

“Transfer Agent” means the transfer agent that may be appointed from time to time by the Corporation to maintain a register and record transfers of record ownership of the Shares.

“VWAP” means, with respect to any Conversion Date or any other date of determination, the volume weighted average price of Common Stock for the five (5) trading days ending on the last trading day immediately prior to such date; provided, however, that VWAP as of the Plan Effective Date and until the Common Stock is trading on a nationally recognized stock exchange shall be calculated as the volume weighted average price of the common stock of US Airways Group, Inc. for the five (5) trading days ending on the last trading day immediately prior to such date. The VWAP shall be calculated by using the “VWAP” function on a Bloomberg terminal by typing either “LCC” or the stock symbol for Common Stock, as applicable, and then pressing the “EQUITY” key, typing “VWAP,” and then pressing the “GO” key. Once directed to the VWAP screen, the beginning time and date shall be entered as 9:30 a.m. EST on the date five (5) trading days prior to the previous trading day and the ending time and date shall be entered as of 4:00 p.m. EST on the last trading day, and then pressing the “GO” key.

Section 9. Amendment and Waiver.

Subject to any vote and approval of the Holders that may be required by Section 4(ii), this Certificate may be amended, modified, altered, repealed or waived, in full or in part, by the Corporation at any time, by a resolution duly adopted by the Board of Directors or a duly authorized committee of the Board of Directors.

Section 10. Notices.

Except as otherwise expressly provided hereunder, all notices and other communications referred to herein shall be in writing and delivered personally or sent by first class mail, postage prepaid, or by reputable overnight courier service, charges prepaid:

(i) If to the Corporation as follows, or as otherwise specified in a written notice given to each of the Holders in accordance with this Section 10:

American Airlines Group Inc.

4333 Amon Carter Blvd., Mail Drop 5618HDQ

Ft. Worth, Texas 76155

Attention: Gary Kennedy, Senior Vice President and General Counsel

Facsimile: 817- 967-2501

E-mail: gary.kennedy@aa.com

(ii) If to any Holder, at such Holder’s address as it appears in the stock records of the Corporation or as otherwise specified in a written notice given by such Holder to the Corporation or, at the Corporation’s option with respect to any notice from the Corporation to a Holder, in accordance with customary DTC practice.

Any such notice or communication given as provided above shall be deemed received by the receiving party upon: actual receipt, if delivered personally; actual delivery, if delivered in accordance with customary DTC practice; five (5) Business Days after deposit in the mail, if sent by first class mail; or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

[4]	Note to Draft: Amount to be calculated in accordance with the term sheet attached as Exhibit A to the Support and Settlement Agreement dated February 13, 2013.

Section 11. Severability.

Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

Section 12. Headings.

The headings of the various sections and subsections hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

[Signature page follows]

IN WITNESS WHEREOF, American Airlines Group Inc. has caused this Certificate of Designations of the Series A Convertible Preferred Stock to be signed by             , its authorized officer, this              day of             , 2013.

AMERICAN AIRLINES GROUP INC.

By:
Name:
Title:

[Signature Page to Certificate of Designations]

Exhibit A

Accrued Stated Value

Day	Accrued Value	Day	Accrued Value	Day	Accrued Value	Day	Accrued Value
1	$25.004	31	$25.135	61	$25.265	91	$25.395
2	25.009	32	25.139	62	25.269	92	25.399
3	25.013	33	25.143	63	25.273	93	25.404
4	25.017	34	25.148	64	25.278	94	25.408
5	25.022	35	25.152	65	25.282	95	25.412
6	25.026	36	25.156	66	25.286	96	25.417
7	25.030	37	25.161	67	25.291	97	25.421
8	25.035	38	25.165	68	25.295	98	25.425
9	25.039	39	25.169	69	25.299	99	25.430
10	25.043	40	25.174	70	25.304	100	25.434
11	25.048	41	25.178	71	25.308	101	25.438
12	25.052	42	25.182	72	25.313	102	25.443
13	25.056	43	25.187	73	25.317	103	25.447
14	25.061	44	25.191	74	25.321	104	25.451
15	25.065	45	25.195	75	25.326	105	25.456
16	25.069	46	25.200	76	25.330	106	25.460
17	25.074	47	25.204	77	25.334	107	25.464
18	25.078	48	25.208	78	25.339	108	25.469
19	25.082	49	25.213	79	25.343	109	25.473
20	25.087	50	25.217	80	25.347	110	25.477
21	25.091	51	25.221	81	25.352	111	25.482
22	25.095	52	25.226	82	25.356	112	25.486
23	25.100	53	25.230	83	25.360	113	25.490
24	25.104	54	25.234	84	25.365	114	25.495
25	25.109	55	25.239	85	25.369	115	25.499
26	25.113	56	25.243	86	25.373	116	25.503
27	25.117	57	25.247	87	25.378	117	25.508
28	25.122	58	25.252	88	25.382	118	25.512
29	25.126	59	25.256	89	25.386	119	25.516
30	25.130	60	25.260	90	25.391	120	25.521

Exhibit B

AMERICAN AIRLINES GROUP INC.

CONVERSION NOTICE

Reference is made to the Certificate of Designations, Powers, Preferences and Rights of the Series A Convertible Preferred Stock of American Airlines Group Inc. (the “Certificate of Designations”). In accordance with and pursuant to the Certificate of Designations, the undersigned hereby elects to convert the number of shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) of American Airlines Group Inc., a Delaware corporation (the “Corporation”), indicated below into shares of Common Stock, par value $0.01 per share (the “Common Stock”) of the Corporation, as of the date specified below.

Date:

Number of Series A Preferred Stock to be converted:

Signature:

Printed Name:

Address:

Annex D

AMENDED AND RESTATED BYLAWS

OF

AMR CORPORATION1

(hereinafter called the “Corporation”)

Adopted                     , 2013

* * * * * * * * * * *

ARTICLE I

Offices

The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, Delaware. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine.

ARTICLE II

Meetings of Stockholders

SECTION 1. Annual Meetings. The annual meeting of stockholders for the election of Directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors, at which meeting the stockholders shall elect a Board of Directors pursuant to Article III hereof and may transact such other business as may properly come before the meeting in accordance with Section 7 of this Article II.

SECTION 2. Special Meetings. Unless otherwise required by law or the Amended and Restated Certificate of Incorporation, as the same may be amended, restated or supplemented from time to time (the “Certificate of Incorporation”), special meetings of stockholders, for any purpose or purposes, may only be called by either (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer or (iii) the Board of Directors. At a special meeting of stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto). The ability of the stockholders to call a special meeting of stockholders is hereby specifically denied.

SECTION 3. Location of Meetings. All meetings of the stockholders for any purpose may be held, within or without the State of Delaware, at such time and place as shall be designated from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”).

SECTION 4. List of Stockholders. The Secretary shall cause to be prepared a complete list of stockholders entitled to vote at any meeting of the stockholders, arranged in alphabetical order and showing the address of each stockholder and number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days prior to the meeting, at the election of the Corporation, either: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the

[1]	The name of the corporation will be changed to American Airlines Group Inc. in a subsequent amendment also to be implemented in connection with the closing of the transactions contemplated by the Merger Agreement and the Plan of Reorganization.

meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

SECTION 5. Voting. Unless otherwise required by applicable law, the Certificate of Incorporation, these Bylaws, or the rules or regulations of any stock exchange applicable to the Corporation, any question brought before any meeting of the stockholders, other than the election of Directors, shall be decided by the affirmative vote of the holders of a majority of the total number of votes of the Corporation’s capital stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter, voting as a single class. Except as otherwise required by applicable law, by the Certificate of Incorporation, or by these Bylaws, each stockholder entitled to vote shall, at every meeting of the stockholders, be entitled to one vote in person or by proxy (as described below) for each share of voting stock held by him. Such right to vote shall be subject to the right of the Board of Directors to fix a record date for voting stockholders as hereinafter provided. The Board of Directors, in its discretion, or the Officer of the Corporation presiding at a meeting of the stockholders, in such Officer’s discretion, may require that any votes cast at such meeting shall be cast by written ballot. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation.

SECTION 6. Proxies. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. Any proxy is suspended when the person executing the proxy is present at a meeting of stockholders and elects to vote, except that when such proxy is coupled with an interest and the fact of the interest appears on the face of the proxy, the agent named in the proxy shall have all voting and other rights referred to in the proxy, notwithstanding the presence of the person executing the proxy. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the Secretary or a person designated by the Secretary, and no shares may be represented or voted under a proxy that has been found to be invalid or irregular.
Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, the following shall constitute a valid means by which a stockholder may grant such authority:

(a) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(b) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information, on which they relied.

Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided, however, that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

SECTION 7. Nature of Business at Meetings of Stockholders.

(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) brought before the meeting by the Board of Directors and specified in a notice of meeting given by or at the direction of the Board of Directors or (ii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a beneficial owner of shares of the Corporation both at the time of giving the notice provided for in this Article II, Section 7 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Article II, Section 7 in all applicable respects, or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (ii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. Stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders, and the only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Article II, Section 2. For purposes of this Article II, Section 7, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or, if the proposing stockholder is not an individual, a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be, if such proposing stockholder is (i) a general or limited partnership, any general partner or person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership, (ii) a trust, any trustee of the trust, or (iii) a corporation, limited liability company or other entity, any officer or person who functions as an officer of the corporation, limited liability company or other entity or any officer, director, general partner or person who functions as an officer, director or general partner of any entity ultimately in control of the corporation, limited liability company or other entity. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Article III, Sections 2 and 7, and this Article II, Section 7 shall not be applicable to nominations except as expressly provided in Article III, Sections 2 and 7.

(b) In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Article II, Section 7. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(c) To be in proper form for purposes of this Article II, Section 7, a stockholder’s notice to the Secretary shall set forth:

(i) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Persons, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

(ii) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C)(x) if such Proposing Person is (i) a general or limited partnership, syndicate or other group, the identity of each general partner and each person who functions as a general partner of the general or limited partnership, each member of the syndicate or group and each person controlling the general partner or member, a trust, any trustee of the trust, or (iii) a corporation, limited liability company or other entity, the identity of each officer and each person who functions as an officer of the corporation, limited liability company or other entity, each person controlling the corporation, limited liability company or other entity, and each officer, director, general partner and person who functions as an officer, director or general partner of any entity ultimately in control of the corporation, limited liability company or other entity (each such person or persons set forth in the preceding clauses (i), (ii) and (iii), a “Responsible Person”), any fiduciary duties owed by such Responsible Person to the equity holders or other beneficiaries of such Proposing Person and any material interests or relationships of such Responsible Person that are not shared generally by other record or beneficial holders of the shares of any class or series of the Corporation and that reasonably could have influenced the decision of such Proposing Person to propose such business to be brought before the meeting, and (y) if such Proposing Person is a natural person, any material interests or relationships of such natural person that are not shared generally by other record or beneficial holders of the shares of any class or series of the Corporation and that reasonably could have influenced the decision of such Proposing Person to propose such business to be brought before the meeting, (D) any material shares or any Synthetic Equity Position in any principal competitor of the Corporation held by such Proposing Persons, (E) a summary of any material discussions regarding the business proposed to be brought before the meeting (1) between or among any of the Proposing Persons or (2) between or among any Proposing Person and any other record or beneficial holder of the shares of any class or series of the Corporation (including their names), (F) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its Officers or Directors, or any affiliate of the Corporation, (G) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation, on the other hand, (H) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement) and (I) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (I) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(iii) As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

For purposes of this Article II, Section 7, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation or associate (each within the meaning of Rule 12b-2 under the Exchange Act for purposes of these Bylaws) of such stockholder or beneficial owner and (iv) any other person with whom such stockholder or such beneficial owner (or any of their respective associates or other participants in such solicitation) is Acting in Concert (as defined below).

A person shall be deemed to be “Acting in Concert” with another person for purposes of these Bylaws if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert or in parallel with, or towards a common goal with such other person, relating to changing or influencing the control of the Corporation or in connection with or as a participant in any transaction having that purpose or effect, where (A) each person is conscious of the other person’s conduct and this awareness is an element in their decision-making processes and (B) at least one additional factor suggests that such persons intend to act in concert or in parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions, or making or soliciting invitations to act in concert or in parallel; provided, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of (1) revocable proxies or consents from such other person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a proxy or consent solicitation statement filed on Schedule 14A or (2) tenders of securities from such other person in a public tender or exchange offer made pursuant to, and in accordance with, Section 14(d) of the Exchange Act by means of a tender offer statement filed on Schedule TO. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person.

(d) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Article II, Section 7 shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof).

(e) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with this Article II, Section 7. If the chairman of the meeting determines that the business was not properly brought before the meeting in accordance with this Article II, Section 7, he or she shall so declare to the meeting and any such business shall not be considered or transacted.

(f) This Article II, Section 7 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made pursuant to Rule 14a-8 under the Exchange Act. In addition to the requirements of this Article II, Section 7 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Article II, Section 7 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(g) For purposes of these Amended and Restated Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

SECTION 8. Notice to Stockholders. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given, which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, written notice of any meeting shall be given not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to notice of and to vote at such meeting.

SECTION 9. Quorum. Unless otherwise required by applicable law or the Certificate of Incorporation, the holders of a majority in voting power of the Corporation’s capital stock issued and outstanding and entitled to vote at a meeting of stockholders, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chairman of the meeting or the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time without further notice until a quorum shall be present or represented.

SECTION 10. Adjournment. The chairman of the meeting may adjourn any meeting of the stockholders from time to time to reconvene at the same or some other place. Notice need not be given of any adjourned meeting if the time and place, if any, thereof and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting in accordance with the requirements of Section 8 of this Article II shall be given to each stockholder of record entitled to notice of and to vote at the meeting.

SECTION 11. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of the stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of the stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 12. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 4 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of the stockholders. For these purposes, the stock ledger shall include the Foreign Stock Record described in Article XIII of these Bylaws and all the provisions of Article XIII governing the maintenance and use of the Foreign Stock Record.

SECTION 13. Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of any meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

SECTION 14. Inspectors of Meeting. In advance of any meeting of the stockholders, the Board of Directors, by resolution, the Chairman of the Board or the Chief Executive Officer shall appoint one or more inspectors to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of the stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by applicable law, inspectors may be Officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law and shall take charge of the polls and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by applicable law.

ARTICLE III

Directors

SECTION 1. Number of Directors. The Board of Directors shall consist of not less than one nor more than 15 members, the exact number of which shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the Board of Directors then in office, except as otherwise set forth in the Certificate of Incorporation or these Bylaws. Directors need not be stockholders.

SECTION 2. Nomination of Directors.

(a) Nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of Directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these Bylaws, or (ii) by a stockholder present in person (A) who was a beneficial owner of shares of the Corporation both at the time of giving the notice provided for in this Article III, Section 2 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Article III, Sections 2 and 7 as to such notice and nomination. For purposes of this Article III, Section 2, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or, if the proposing stockholder is not an individual, a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be, if such proposing stockholder is (i) a general or limited partnership, any general partner or person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership, (ii) a trust, any trustee of the trust or (iii) a corporation, limited liability company or other entity, any officer or person who functions as an officer of the corporation, limited liability company or other entity or any officer, director, general partner or person who functions as an officer, director or general partner of any entity ultimately in control of the corporation, limited liability company or other entity. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

(b) (i) (A) In addition to any other applicable requirements, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (1) provide notice thereof in writing and in proper form to the Secretary of the Corporation delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting was first made, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Article III, Sections 2 and 7 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Article III, Section 2.

(ii) Without qualification, if the election of Directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at such special meeting, the stockholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Article III, Sections 2 and 7 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Article III, Section 2. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the tenth day following the day on which public disclosure (as defined in Article II, Section 7) of the date of such special meeting was first made.

(iii) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(c) To be in proper form for purposes of this Article III, Section 2, a stockholder’s notice to the Secretary shall set forth:

(i) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Article II, Section 7(c)(i), except that for purposes of this Article III, Section 2 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Article II, Section 7(c)(i));

(ii) As to each Nominating Person, any Disclosable Interests (as defined in Article II, Section 7(c)(ii), except that for purposes of this Article III, Section 2 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Article II, Section 7(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Article II, Section 7(c)(ii) shall be made with respect to the election of Directors at the meeting);

(iii) As to each candidate whom a Nominating Person proposes to nominate for election as a Director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Article III, Sections 2 and 7 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Article III, Section 7(a).

For purposes of this Article III, Section 2, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, (iii) any associate of such stockholder or beneficial owner or any other participant in such solicitation, and (iv) any other person with whom such stockholder or such beneficial owner (or any of their respective associates or other participants in such solicitation) is Acting in Concert.

(d) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Article III, Section 2 shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof).

(e) In addition to the requirements of this Article III, Section 2 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

SECTION 3. Term; Vacancies; Election. Each Director shall hold office until the next annual election and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal. The Directors shall be elected at the annual meeting of the stockholders in the manner specified by these Bylaws. Any vacancy on the Board of Directors that results from an increase in the number of Directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining Director. Each Director to be elected by the stockholders of the Corporation shall be elected by the affirmative vote of a majority of the votes cast with respect to such Director by the shares represented and entitled to vote therefor at a meeting of the stockholders for the election of Directors at which a quorum is present (an “Election Meeting”); provided, however, that if the Board of Directors determines that the number of nominees exceeds the number of Directors to be elected at such meeting (a “Contested Election”), and the Board of Directors has not rescinded such determination by the record date of the Election Meeting as initially announced, each of the Directors to be elected at the Election Meeting shall be elected by the affirmative vote of a plurality of the votes cast by the shares represented and entitled to vote at such meeting with respect to the election of such Director. For purposes of this Article III, Section 3, a “majority of votes cast” means that the number of votes cast “for” a candidate for Director exceeds the number of votes cast “against” that Director (with “abstentions” and “broker non-votes” not counted as votes cast as either “for” or “against” such Director’s election). In an election other than a Contested Election, stockholders will be given the choice to cast votes “for” or “against” the election of Directors or to “abstain” from such vote and shall not have the ability to cast any other vote with respect to such election of Directors. In a Contested Election, stockholders will be given the choice to cast “for” or “withhold” votes for the election of Directors and shall not have the ability to cast any other vote with respect to such election of Directors. In the event an Election Meeting involves the election of Directors by separate votes by class or classes or series, the determination as to whether an election constitutes a Contested Election shall be made on a class by class or series by series basis, as applicable.

SECTION 4. Powers of Directors. The business, property and affairs of the Corporation shall be managed by or under the direction of its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

SECTION 5. Compensation. The Board of Directors shall have the authority to fix the compensation of Directors.

SECTION 6. Resignations of Directors. Any Director of the Corporation may resign at any time, by giving notice in writing or by electronic transmission to the Chairman of the Board, the Chief Executive Officer or the Secretary of the Corporation. Such resignation shall take effect when delivered unless the resignation specifies a later effective date determined upon the happening of an event or events. Unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 7. Additional Requirements For Valid Nomination of Candidates to Serve as Director and, If Elected, to Be Seated as Directors.

(a) To be eligible to be a candidate for election as a Director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Article III, Section 2 and the candidate for nomination, whether nominated by the Board of Directors or by a stockholder of record:

(i) must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not a party to any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a Director of the Corporation, will act or vote on any issue or question and (B) if elected as a Director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to Directors and in effect during such person’s term in office as a Director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect);

(ii) must not serve on the boards of more than five other public companies, and any candidate who is a chief executive officer of a public company must not serve on more than two other public company boards, unless in each case the Board of Directors of the Company has determined in advance that such simultaneous service will not impair the ability of such candidate to effectively serve on the Board of Directors; and

(iii) must be under age 75.

(b) The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent Director of the Corporation in accordance with the Corporation’s Corporate Governance Guidelines.

(c) No candidate shall be eligible for nomination as a Director of the Corporation by a stockholder of record unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Article III, Sections 2 and 7, as applicable. No candidate for nomination nominated by the Board of Directors shall be eligible for nomination as a Director of the Corporation unless such candidate for nomination has provided all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to Article III, Sections 2 and 7 as if such candidate for nomination were a Nominating Person. The chairman of the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Article III, Section 2 and this Section 7, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots case for the nominee in question) shall be void and of no force or effect.

(d) Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a Director of the Corporation unless nominated and elected in accordance with this Article III, Section 7, as determined by a majority of the Board of Directors then in office.

ARTICLE IV

Meetings of Directors

SECTION 1. Annual Meeting. After each annual election of Directors, the newly elected Board of Directors may meet for the purpose of organization, the election of Officers, and the transaction of other business, at such place and time as shall be fixed by the newly elected Board of Directors at the annual meeting, and, if a majority of the newly elected Board of Directors be present at such place and time, no prior notice of such meeting shall be required to be given to the newly elected Board of Directors. The place and time of such meeting may also be fixed by written consent of the newly elected Board of Directors.

SECTION 2. Regular Meetings. Meetings of the Board of Directors shall be held on such dates and at such times and places as may be determined by the Board of Directors from time to time. No notice need be given of any regular meeting.

SECTION 3. Special Meetings. Special meetings of the Directors may be called individually by the Chairman of the Board, the Chief Executive Officer or by the Chairman upon the written request of two or more Directors. Notice thereof stating the place, date and hour of the special meeting shall be given to each Director either by mail or overnight courier not less than 48 hours before the hour provided for the start of such meeting, by telephone or electronic means not less than 24 hours before the hour provided for the start of such meeting, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

SECTION 4. Location. Meetings of the Directors, both regular and special, may be held within or without the State of Delaware at such place as is indicated in the notice thereof.

SECTION 5. Quorum. Except as otherwise required by applicable law, the Certificate of Incorporation or these Bylaws, at all meetings of the Board of Directors, (i) a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and (ii) the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

SECTION 6. Organization. At each meeting of the Board of Directors, the Chairman of the Board, or, in his or her absence, the Lead Independent Director, shall act as chairman. The Secretary of the Corporation shall act as secretary at each meeting of the Board of Directors. In case the Secretary shall be absent from any meeting of the Board of Directors, the chairman of the meeting may appoint any person to act as secretary of the meeting.

SECTION 7. Actions of the Board by Written Consent. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any Committee thereof may be taken without a meeting, if all the members of the Board of Directors or Committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or Committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 8. Meetings by Means of Conference Telephone. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any Committee thereof, may participate in a meeting of the Board of Directors or such Committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 8 shall constitute presence in person at such meeting.

ARTICLE V

Committees

SECTION 1. Creation. The Board of Directors may, by resolution or resolutions passed by a majority of the Board of Directors then in office, designate one or more committees each to consist of one or more Directors of the Corporation; provided, however, that no executive or other committee of general delegation may be designated by the Board of Directors unless the Chairman and the Chief Executive Officer are each a member thereof. The Board of Directors may designate one or more Directors as alternate members of any Committee, who may replace any absent or disqualified member at any meeting of any such Committee. In the absence or disqualification of a member of a Committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Each Committee, to the extent permitted by applicable law and provided in the resolution establishing the Committee shall have and may exercise such powers, duties and authority in the management of the business and affairs of the Corporation as shall be delegated to it by the Board of Directors except that no such Committee shall have power to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of Directors) expressly required by law to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any Bylaw of the Corporation.

SECTION 2. Committee Procedure. Each such Committee established by the Board of Directors shall meet at stated times or on notice to all members by any member of such Committee. Each such Committee shall establish its own rules of procedure. Each such Committee shall keep regular minutes of its proceedings and report the same to the Board of Directors.

ARTICLE VI

Indemnification

SECTION 1. Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation. Subject to Section 3 of this Article VI, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a Director or Officer of the Corporation, or is or was a Director or Officer of the Corporation serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

SECTION 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VI, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a Director or Officer of the Corporation, or is or was a Director or Officer of the Corporation serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

SECTION 3. Authorization of Indemnification. Any indemnification under this Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former Director or Officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article VI, as the case may

be. Such determination shall be made, with respect to a person who is a Director or Officer at the time of such determination, (i) by a majority vote of the Directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a Committee of such Directors designated by a majority vote of such Directors, even though less than a quorum, or (iii) if there are no such Directors, or if such Directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders. Such determination shall be made, with respect to former Directors and Officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former Director or Officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

SECTION 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article VI, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the Officers of the Corporation or officers of another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article VI, as the case may be.

SECTION 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VI, and notwithstanding the absence of any determination thereunder, any Director or Officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 1 or Section 2 of this Article VI. The basis of such indemnification by a court shall be a determination by such court that indemnification of the Director or Officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article VI, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article VI nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the Director or Officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the Director or Officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

SECTION 6. Expenses Payable in Advance. Subject to applicable law, expenses (including attorneys’ fees) incurred by a current or former Director or Officer of the Corporation, or a current or former Director or Officer serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VI. Subject to applicable law, such expenses (including attorneys’ fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

SECTION 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 1 and Section 2 of this Article VI shall be made to the fullest extent permitted by law. The provisions of this Article VI shall not be deemed to preclude the indemnification of any person who is not specified in Section 1 or Section 2 of this Article VI but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise, including pursuant to Section 12 of this Article VI.

SECTION 8. Insurance. The Corporation shall purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or is or was a Director or Officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VI.

SECTION 9. Certain Definitions. For purposes of this Article VI, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article VI shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article VI, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a Director, Officer, employee or agent of the Corporation which imposes duties on, or involves services by, such Director or Officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VI.

SECTION 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall continue as to a person who has ceased to be a Director or Officer of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VI to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 of this Article VI), the Corporation shall not be obligated to indemnify any current or former Director or Officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

SECTION 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VI to Directors and Officers of the Corporation.

SECTION 13. Amendment or Repeal. The provisions of this Article VI shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a Director or Officer of the Corporation (whether before or after the adoption of these Bylaws), in consideration of such person’s performance of such services, and pursuant to this Article VI the Corporation intends to be legally bound to each such current or former Director or Officer of the Corporation. With respect to current and former Directors and Officers of the Corporation, the rights conferred under this Article VI are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of these Bylaws. With respect to any Directors or Officers of the Corporation who commence service following adoption of these Bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such Director or Officer commencing service as a Director or Officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an Officer or Director of the Corporation in effect prior to the time of such repeal or modification.

ARTICLE VII

Officers

SECTION 1. General. The Officers of the Corporation shall be chosen by the Board of Directors and shall be a Chairman of the Board, a Lead Independent Director, a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, a Treasurer and such other Officers as may from time to time be chosen by the Board of Directors. The Chief Executive Officer shall be empowered to appoint and remove from office, at his or her discretion, Assistant Vice Presidents and Assistant Secretaries. Any number of offices may be held by the same person, unless prohibited by applicable law, the Certificate of Incorporation or these Bylaws. The Officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board and the Lead Independent Director, need such Officers be Directors of the Corporation.

SECTION 2. Election; Term; Vacancies. The Board of Directors, at its first meeting held after each annual meeting of stockholders, shall elect the Officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and each Officer of the Corporation shall hold office until such Officer’s successor is elected and qualified, or until such Officer’s earlier death, resignation or removal. Any Officer chosen or appointed by the Board of Directors may be removed either with or without cause at any time by the affirmative vote of a majority of the entire Board of Directors. If the office of any Officer other than an assistant Officer becomes vacant for any reason, the vacancy shall be filled by the affirmative vote of a majority of the entire Board of Directors.

SECTION 3. Chairman of the Board. A Chairman of the Board shall be chosen from among the Directors. The Chairman of the Board shall preside at all meetings of the stockholders and the Board of Directors at which he or she shall be present. The Chairman of the Board shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such Director by these Bylaws or by the Board of Directors.

SECTION 4. Lead Independent Director. One of the Independent Directors shall be designated by the Board of Directors to serve as Lead Independent Director until replaced by the Board of Directors. The Lead Independent Director will, with the Chairman of the Board of Directors, establish the agenda for regular Board meetings and serve as chairman of Board of Directors meetings in the absence of the Chairman of the Board of Directors; establish the agenda for meetings of the Independent Directors; coordinate the activities of the other Independent Directors; and perform such other duties as may be established or delegated by the Board of Directors. An “Independent Director” means a person who satisfies the requirements for independence under Rule 303A of the New York Stock Exchange as then in effect.

SECTION 5. Vice Chairman. The Board of Directors may designate one or more Vice Chairmen who shall, subject to the control of the Board of Directors, perform such duties as may be prescribed by the Board of Directors.

SECTION 6. Chief Executive Officer. The Chief Executive Officer shall, subject to the control of the Board of Directors, have responsibility for the general and active management of the business of the Corporation and shall have the general powers and duties of management usually vested in the Chief Executive Officer of a corporation. The Chief Executive Officer shall see that all orders and resolutions of the Board of Directors are carried into effect and shall implement the general directives, plans and policies formulated by the Board of Directors. The Chief Executive Officer may employ and discharge employees and agents of the Corporation, except such as shall be appointed by the Board of Directors, and he or she may delegate these powers. In the absence or disability of the Chairman of the Board, the Chief Executive Officer shall preside at all meetings of the stockholders. Except where by law the signature of the President is required, the Chief Executive Officer shall exercise all the powers and discharge all the duties of the President. The Chief Executive Officer shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such Officer by these Bylaws or by the Board of Directors.

SECTION 7. President. The President shall have such responsibilities and authority as determined by these Bylaws or by the Board of Directors of the Corporation.

SECTION 8. Chief Financial Officer. The Chief Financial Officer shall, subject to the control of the Board of Directors, have responsibility for the financial management of the Corporation. The Chief Financial Officer shall have such powers and perform such duties as from time to time may be assigned to him or her by the Board of the Directors or by the Chief Executive Officer. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of the Corporation, using appropriate accounting principles; have supervision over and be responsible for the financial affairs of the Corporation; cause to be kept at the principal executive office of the Corporation and preserved for review as required by law or regulation all financial records of the Corporation; be responsible for the establishment of adequate internal control over the transactions and books of account of the Corporation; and be responsible for rendering to the proper Officers and the Board of Directors upon request, and to the stockholders and other parties as required by law or regulation, financial statements of the Corporation.

SECTION 9. Vice President. The Vice President or Vice Presidents, in the order designated by the Board of Directors, shall be vested with all the powers and required to perform all the duties of the President in his or her absence or disability and shall perform such other duties as may be prescribed by the Board of Directors.

SECTION 10. Secretary. The Secretary shall perform all the duties commonly incident to his or her office, and keep accurate minutes of all meetings of the stockholders, the Board of Directors and the Committees of the Board of Directors, recording all the proceedings of such meetings in a book or books to be kept for that purpose. He or she shall give, or cause to be given, proper notice of meetings of stockholders and the Board of Directors. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and meetings of the Board of Directors, then either the Board of Directors or the Chief Executive Officer may choose another Officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary. The Board of Directors may give general authority to any other Officer to affix the seal of the Corporation and to attest to the affixing by such Officer’s signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be, and shall perform such other duties as the Board of Directors shall designate.

SECTION 11. Treasurer. The Treasurer may be the Chief Financial Officer of the Corporation. The Treasurer shall have custody of the funds and securities of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all monies and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the Corporation as may be ordered by the Board of Directors, Chief Executive Officer or Chief Financial Officer, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer or Chief Financial Officer and the Board of Directors, at its regular meetings, or whenever the Board of Directors may require it, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. Until such time as a controller may be elected by the Board of Directors, the Treasurer shall also maintain adequate records of all assets, liabilities and transactions of the Corporation and shall see that adequate audits thereof are currently and regularly made. The Treasurer shall cause to be prepared, compiled and filed such reports, statements, statistics and other data as may be required by law or prescribed by the Chief Executive Officer or the Chief Financial Officer. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer and for the restoration to the Corporation, in case of the Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer’s possession or under the Treasurer’s control belonging to the Corporation. The Treasurer shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such Officer by these Bylaws or by the Board of Directors, the Chief Executive Officer or the Chief Financial Officer.

SECTION 12. Other Officers. Such other Officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other Officer of the Corporation the power to choose such other Officers and to prescribe their respective duties and powers.

SECTION 13. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, any Vice President or any other Officer authorized to do so by the Board of Directors and any such Officer may, in the name of and on behalf of the Corporation, take all such action as any such Officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

ARTICLE VIII

Stock

SECTION 1. Certificates. The Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its capital stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. To the extent certificates are issued, every holder of certificated shares of stock in the Corporation shall be entitled to have a stock certificate signed by, or in the name of, the Corporation (i) by the Chairman of the Board, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by such stockholder in the Corporation. Any or all of the signatures on a stock certificate may be a facsimile, either engraved or printed. The Board of Directors may from time to time appoint and maintain one or more transfer agents and registrars of transfers, which may be the same agency or agencies, and may require all certificates to bear the signatures of one (1) of such transfer agents and one (1) of such registrars of transfers, or as the Board of Directors may otherwise direct. The stock certificates of the Corporation, if any, shall bear the seal of the Corporation or shall bear a facsimile of such seal engraved or printed.

In case any Officer, transfer agent or registrar who has signed, or whose facsimile signature or signatures have been used on, any certificate or certificates of stock, shall have ceased to be an Officer, transfer agent or registrar, whether because of death, resignation or otherwise, before such certificate or certificates is issued and delivered by the Corporation, such certificate or certificates may nevertheless be issued and delivered by the Corporation with the same effect as if such person were such Officer, transfer agent or registrar at the date of issue.

SECTION 2. Lost Certificates. If a certificate of stock is lost, stolen or destroyed, the Board of Directors may, at its discretion, direct a new certificate or uncertificated shares to be issued by the Corporation in its stead upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed and the giving of a satisfactory bond of indemnity, in an amount sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate or the issuance of such new certificate or uncertificated shares. A certificate or uncertificated shares may be issued without requiring bond when, in the judgment of the Board of Directors, it is proper to do so.

SECTION 3. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these Bylaws. Transfers of stock shall be made on the books of the Corporation only by the person named in the stock records of the Corporation or by such person’s attorney lawfully constituted in writing and upon the surrender of any certificate therefor, properly endorsed for transfer (or by delivery of duly executed instructions with respect to uncertificated shares) and payment of all necessary transfer taxes; provided, however, that such surrender and endorsement or payment of taxes shall not be required in any case in which the Officers of the Corporation shall determine to waive such requirement. Every certificate exchanged, returned or surrendered to the Corporation shall be marked “Cancelled,” with the date of cancellation, by the Secretary of the Corporation or the transfer agent thereof. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

SECTION 4. Dividend Record Date. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 5. Stockholders of Record. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

ARTICLE IX

Notices

SECTION 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any stockholder, such notice may be given by mail, addressed to such stockholder, at such person’s address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under applicable law, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission if consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed to be revoked if (i) the Corporation is unable to deliver by electronic transmission two consecutive notices by the Corporation in accordance with such consent, and (ii) such inability becomes known to the Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given by electronic transmission, as described above, shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of (a) such posting and (b) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder. Notice to Directors or Committee members may be given personally, by mail as described above, or by telegram, telex, cable or by means of electronic transmission.

SECTION 2. Waivers of Notice. Whenever any notice is required by applicable law, the Certificate of Incorporation or these Bylaws, to be given to any Director, member of a Committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to notice, or a waiver by electronic transmission by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of stockholders or any regular or special meeting of the Directors or members of a Committee of Directors need be specified in any written waiver of notice unless so required by law, the Certificate of Incorporation or these Bylaws.

ARTICLE X

General Provisions

SECTION 1. Fiscal Year. The fiscal year of the Corporation shall begin the first day of January and end on the 31st day of December of each year.

SECTION 2. Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the DGCL and the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 7 of Article IV hereof) and may be paid in cash, in property or in shares of the Corporation’s capital stock. Before payment of any dividend, the Directors may set apart out of any of the funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve or reserves.

SECTION 3. Disbursements. All checks, drafts, demands or orders for the payment of money and notes of the Corporation shall be signed by the Chief Financial Officer, Treasurer or by such other Officer, Officers, person or persons as the Board of Directors may from time to time designate.

SECTION 4. Corporate Seal. The corporate seal shall be in such form as determined from time to time by resolution of the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE XI

Amendment to Bylaws

Subject to the provisions of the Certificate of Incorporation, these Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the stockholders or by the Board of Directors; provided, however, that notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such meeting of the stockholders or the Board of Directors, as the case may be. All such amendments must be approved by a majority of the Board of Directors then in office or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of capital stock entitled to vote for the election of Directors.

ARTICLE XII

Certificate of Incorporation to Govern

Notwithstanding anything to the contrary herein, in the event any provision contained herein is inconsistent with or conflicts with a provision of the Certificate of Incorporation, such provision herein shall be superseded by the inconsistent provision in the Certificate of Incorporation, to the extent necessary to give effect to such provision in the Certificate of Incorporation.

ARTICLE XIII

Limitations of Ownership by Non-Citizens

SECTION 1. Equity Securities. All (a) capital stock of, or other equity interests in, the Corporation, (b) securities convertible into or exchangeable for shares of capital stock, voting securities or other equity interests in the Corporation, or (c) options, warrants or other rights to acquire the securities described in clauses (a) and (b), whether fixed or contingent, matured or unmatured, contractual, legal, equitable or otherwise (collectively, “Equity Securities”) shall be subject to limitations set forth in this Article XIII.

SECTION 2. Non-Citizen Voting and Ownership Limitations. It is the policy of the Corporation that, consistent with the requirements of Subtitle VII of Title 49 of the United States Code, as amended, or as the same may be from time to time amended (the “Aviation Act”), that persons or entities who are not a “citizen of the United States” (as defined in Section 40102(a)(15) of the Aviation Act and administrative interpretations issued by the Department of Transportation, its predecessors and successors, from time to time), including any agent, trustee or representative of such persons or entities (each, a “Non-Citizen”), shall not own (beneficially or of record) and/or control more than (a) 24.9% of the aggregate votes of all outstanding Equity Securities of the Corporation (the “Voting Cap Amount”) or (b) 49.9% of the aggregate number of outstanding shares of Equity Securities of the Corporation (the “Absolute Cap Amount” and, together with the Voting Cap Amount, the “Cap Amounts”). If Non-Citizens nonetheless at any time own and/or control more than the Voting Cap Amount, the voting rights of the Equity Securities in excess of the Voting Cap Amount shall be automatically suspended in accordance with Section 3 below. Further, if at any time a transfer or issuance (other than an issuance of Emergence Securities (as defined below)) of Equity Securities to a Non-Citizen would result in Non-Citizens owning more than the Absolute Cap Amount, such transfer or issuance shall be void and of no effect, in accordance with Section 3 below.

SECTION 3. Foreign Stock Record. (a) The Corporation or any transfer agent shall maintain a separate stock record, designated the “Foreign Stock Record,” for the registration of Equity Securities held by Non-Citizens. It is the duty of each stockholder who is a Non-Citizen to register his, her or its Equity Securities on the Foreign Stock Record. The beneficial ownership of Equity Securities by Non-Citizens shall be determined in conformity with regulations prescribed by the Board of Directors. Only Equity Securities that have been issued and are outstanding may be registered in the Foreign Stock Record. The Foreign Stock Record shall include (i) the name and nationality of each Non-Citizen owning Equity Securities, (ii) the number of Equity Securities owned by each such Non-Citizen and (iii) the date of registration of such Equity Securities in the Foreign Stock Record.

(b) In no event shall Equity Securities owned (beneficially or of record) by Non-Citizens representing more than the Voting Cap Amount be voted. In the event that Non-Citizens shall own (beneficially or of record) or have voting control over any Equity Securities, the voting rights of such persons shall be subject to automatic suspension to the extent required to ensure that the Corporation is in compliance with applicable provisions of law and regulations relating to ownership or control of a United States air carrier. Voting rights of Equity Securities owned (beneficially or of record) by Non-Citizens shall be suspended in reverse chronological order based upon the date of registration in the Foreign Stock Record (except as otherwise provided in Section 6 of this Article XIII).

(c) In the event that any transfer or issuance (other than an issuance of Emergence Securities) of Equity Securities to a Non-Citizen would result in Non-Citizens owning (beneficially or of record) more than the Absolute Cap Amount, such transfer or issuance shall be void and of no effect and shall not be recorded in the Foreign Stock Record or the stock records of the Corporation. In the event that the Corporation shall determine that the Equity Securities registered on the Foreign Stock Record or otherwise registered on the stock records of the Corporation and owned (beneficially or of record) by Non-Citizens, taken together (without duplication), exceed the Absolute Cap Amount, such number of shares shall be removed from the Foreign Stock Record and the stock records of the Corporation, as applicable, in reverse chronological order based on the date of registration in the Foreign Stock Record and the stock records of the Corporation, as applicable (except as otherwise provided in Section 6 of this Article XIII), and any transfer or issuance (other than an issuance of Emergence Securities) that resulted in such event shall be deemed void and of no effect, such that the Foreign Stock Record and the stock records of the Corporation, as applicable, reflect the ownership of shares without giving effect to any transfer or issuance that caused the Corporation to exceed the Absolute Cap Amount until the aggregate number of shares registered in the Foreign Stock Record or otherwise registered to Non-Citizens is equal to the Absolute Cap Amount.

SECTION 4. Registration of Shares. A Non-Citizen, may request, in writing to the Secretary of the Corporation, that the Corporation register ownership of shares held by such Non-Citizen on the Foreign Stock Record and the Corporation shall comply with such request, subject to the limitations set forth in Section 3. The order in which such shares shall be registered on the Foreign Stock Record shall be chronological, based on the date the Corporation received a written request to so register such shares; provided, that any Non-Citizen who purchases or otherwise acquires shares that are registered on the Foreign Stock Record, may register such shares in its own name within 30 days of such acquisition, in which event such Person will assume the position of the seller of such shares in the chronological order of shares registered on the Foreign Stock Record.

SECTION 5. Certification of Shares. (a) The Corporation may by notice in writing (which may be included in the form of proxy or ballot distributed to stockholders in connection with the annual meeting or any special meeting of the stockholders of the Corporation, or otherwise) require a person that is a holder of record of shares or that the Corporation knows to have, or has reasonable cause to believe has beneficial ownership of shares to certify in such manner as the Corporation shall deem appropriate (including by way of execution of any form of proxy or ballot of such person) that, to the knowledge of such person:

(1) all shares as to which such person has record ownership or beneficial ownership are owned and controlled only by citizens of the United States; or

(2) the number of shares of record or beneficially owned by such person that are owned and/or controlled by Non-Citizens is as set forth in such certificate.

(b) With respect to any shares identified in response to clause (a)(2) above, the Corporation may require such person to provide such further information as the Corporation may reasonably require in order to implement the provisions of this Article XIII.

(c) For purposes of applying the provisions of this Article XIII with respect to any shares, in the event of the failure of any person to provide the certificate or other information to which the Corporation is entitled pursuant to this Section 5, the Corporation shall presume that the shares in question are owned and/or controlled by Non-Citizens.

SECTION 6. Special Rules Applicable to Equity Securities Issued Upon Effectiveness of the Plan and Consummation of the Merger. (a) All Equity Securities that are (i) initially issued under the Debtors’ Joint Plan of Reorganization filed in connection with the Corporation’s chapter 11 cases (the “Plan”) or pursuant to the transactions contemplated by the Merger Agreement (all such Equity Securities, including all Equity Securities issued pursuant to the conversions of any such Equity Securities, the “Emergence Securities”) and (ii) registered on the Foreign Stock Record by the Non-Citizen initially receiving such Emergence Securities on or prior to the date that is 10 business days following the issuance of such Emergence Securities (all such Emergence Securities, the “Registered Emergence Securities”), shall be deemed to have been registered on the Foreign Stock Record as of the Closing Date simultaneously with all other Registered Emergence Securities, and, for purposes of the last sentence of Section 3(b) of this Article XIII, shall be deemed to have been registered on the Foreign Stock Record prior to any Equity Securities other than Registered Emergence Securities. For the avoidance of doubt, all Equity Securities issued pursuant to the conversion of any Registered Securities should be deemed to have been registered on the Foreign Stock Record as of the Closing Date simultaneously with all other Registered Emergence Securities. Equity Securities shall only constitute Registered Emergence Securities for so long as they (i) remain on the Foreign Stock Record and (ii) continue to be owned (beneficially or of record) by the Non-Citizen initially receiving such Registered Emergence Securities under the Plan or pursuant to the Merger Agreement.

(b) Notwithstanding the last sentence of Section 3(b) of this Article XIII, if the voting rights of all of the Registered Emergence Securities, taken together (and without duplication), exceed the Voting Cap Amount, the voting rights of the owners (whether beneficial or of record) of the Registered Emergence Securities shall be suspended, for purpose of each vote by the stockholders of the Corporation, on a pro rata basis among all such owners (and not in reverse chronological order) so that the aggregate voting rights afforded to all of the Registered Emergence Securities, taken together (without duplication), are equal to the Voting Cap Amount, until such time as, absent such pro rata suspension, the voting rights of all of the Registered Emergence Securities, taken together (without duplication), would not exceed the Voting Cap Amount.

(c) Notwithstanding Section 3(c) of this Article XIII, in the event the number of Emergence Securities that are owned (beneficially or of record) by Non-Citizens exceeds the Absolute Cap Amount, the Corporation shall be permitted to compel holders of Emergence Securities that are Non-Citizens and own more than 0.1% of the number of outstanding Emergence Securities (such status to be determined 120 days after the Closing Date each, a “Substantial Holder”), on a pro rata basis among all Substantial Holders (and not in reverse chronological order), to sell or otherwise transfer to persons or entities who are a “citizen of the United States” a number of Emergence Securities held by such Substantial Holders such that the aggregate number of Emergence Securities held by Non-Citizens, taken together (without duplication), is equal to or lesser than the Absolute Cap Amount, or, if any such Substantial Holder fails to promptly (and in any event within 30 business days of notice of such obligation to sell or otherwise transfer) sell or otherwise transfer such number of Emergence Securities (or a portion thereof), to cause such number of Emergence Securities of such Substantial Holder (or such portion thereof) to be sold or otherwise transferred, with the Corporation acting as agent for, and on behalf of, such Substantial Holder with the proceeds thereof, less any cost of administering such sale or transfer, delivered to such Substantial Holder promptly (and in any event within 30 days of such sale or transfer).

ARTICLE XIV

Certain Governance Matters

Section 1. Chairman.

(a) Mr. Thomas W. Horton shall serve as Chairman of the Board of Directors of the Corporation until the earlier of (i) the date that is the first anniversary of the Closing Date, (ii) the day prior to the date of the first annual meeting of stockholders of the Corporation following the Closing Date (which shall in no event occur prior to May 1, 2014), and (iii) the election of a new Chairman by the affirmative vote of at least 75% of the members of the Board of Directors (rounded up to the next full Director), which shall include at least one Director who was designated as a Director by the Corporation pursuant to Section 1.8 of the Merger Agreement (whichever is earlier, the “Chairman Succession Date”). As Chairman, Mr. Horton shall (i) preside at all meetings of the stockholders and the Board of Directors at which he shall be present, and (ii) in consultation with the Lead Independent Director and Chief Executive Officer, schedule and establish agendas for meetings of the Board of Directors. The Board of Directors may assign Mr. Horton additional duties by the affirmative vote of at least 75% of the members of the Board of Directors (rounded up to the next full Director), which shall include at least one Director who was designated as a Director by US Airways Group, Inc. pursuant to Section 1.8 of the Merger Agreement. Upon the Chairman Succession Date, Mr. Horton shall cease to be Chairman and shall cease to be a member of the Board of Directors.

(b) From and after the Chairman Succession Date, Mr. W. Douglas Parker shall serve as Chairman of the Board of Directors until the election of a new Chairman by the affirmative vote of the Board of Directors, which, prior to the date that is the 18 month anniversary of the Closing Date, will require the affirmative vote of at least 75% of the members of the Board of Directors (rounded up to the next full Director), which shall include at least one Director who was designated as a Director by US Airways Group, Inc. pursuant to Section 1.8 of the Merger Agreement. As Chairman, Mr. Parker shall have the duties and powers set forth in Section 3 of Article VII of these Bylaws.

Section 2. Lead Independent Director. As of the Closing Date the Lead Independent Director of the Board of Directors shall be the Director designated as Lead Independent Director in the manner provided in the Merger Agreement, and that Director shall serve as the Lead Independent Director until the election of a new Lead Independent Director by the affirmative vote of the Board of Directors, which, prior to the second annual meeting following the Closing Date, will require the affirmative vote of at least 75% of the members of the Board of Directors (rounded up to the next full Director).

Section 3. Chief Executive Officer. Mr. W. Douglas Parker shall be the Chief Executive Officer of the Corporation from the Closing Date until the election of a new Chief Executive Officer by the affirmative vote of the Board of Directors, which, prior to the date that is the 18 month anniversary of the Closing Date, will require the affirmative vote of at least 75% of the members of the Board of Directors (rounded up to the next full Director), which shall include at least one Director who was designated as a Director by US Airways Group, Inc. pursuant to Section 1.8 of the Merger Agreement.

Section 4. Board of Directors. As of the Closing Date, the number of Directors comprising the full Board of Directors shall be 12 Directors, consisting of the individuals designated as Directors in the manner provided in the Merger Agreement. Effective as of the Chairman Succession Date, Mr. Horton shall no longer be a member of the Board of Directors of the Corporation and the number of Directors comprising the full Board of Directors shall be reduced to 11 Directors. Until the second annual meeting following the Closing Date, the Board of Directors may not change the number of Directors comprising the full Board of Directors as set forth in this Article XIV Section 4 except by the affirmative vote of at least 75% of the members of the Board of Directors (rounded up to the next full Director), which shall include at least one Director who was designated as a Director by the Corporation pursuant to Section 1.8 of the Merger Agreement and at least one Director who was designated as a Director by US Airways Group, Inc. pursuant to Section 1.8 of the Merger Agreement.

Section 5. Definitions. For purposes of Article XIII and this Article XIV, the following terms shall have the following meanings:

“Closing Date” shall have the meaning ascribed to it in the Merger Agreement.

“Merger Agreement” shall mean that certain Agreement and Plan of Merger, dated as of February 13, 2013, by and among AMR Corporation, US Airways Group, Inc. and AMR Merger Sub, Inc.

Section 6. Amendment of Article XIV; Sunset. Until the date that is the later of (i) 18 months after the Closing Date and (ii) the date of the second annual meeting following the Closing Date, the provisions of this Article XIV, including this Section 6, may be altered, amended or repealed, in whole or in part, and any Bylaw or Charter provision inconsistent with the provisions of this Article XIV may be adopted, only by (i) the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote for the election of Directors, or (ii) the affirmative vote of at least 75% of the members of the Board of Directors (rounded up to the next full Director), (x) which in the case of alterations, amendments or repeals of Section 1(a), Section 4 and this Section 6 shall include at least one Director who was designated as a Director by the Corporation pursuant to Section 1.8 of the Merger Agreement; and (y) which in the case of alterations, amendments or repeals of Section 1, Section 3, Section 4 and this Section 6 shall include at least one Director who was designated as a Director by US Airways Group, Inc. pursuant to Section 1.8 of the Merger Agreement. In the event of any inconsistency between any provision of this Article XIV and any other provision of these Bylaws, the provisions of this Article XIV shall control. This Article XIV shall cease to have any effect following the date that is the later of (i) 18 months after the Closing Date and (ii) the date of the second annual meeting following the Closing Date.

* * * * * * * * * *

Annex E

745 Seventh Avenue New York, NY 10019 United States

February 13, 2013

Board of Directors

US Airways Group, Inc.

111 West Rio Salado Parkway

Tempe, Arizona 85281

Members of the Board of Directors:

We understand that US Airways Group, Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with AMR Corporation (“AMR”) pursuant to which a subsidiary of AMR would be merged with and into the Company (the “Merger”) with the Company surviving the Merger as a direct wholly-owned subsidiary of AMR. Pursuant to the Proposed Transaction, (a) each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Merger would be converted into the right to receive one fully paid and nonassessable share of common stock of AMR (the “Merger Consideration”), par value $0.01 per share (the “NewCo Common Stock” and AMR following the Merger, “NewCo”), such that the Company’s stockholders immediately prior to the Merger would hold, in the aggregate, 28% of the NewCo Common Stock as of immediately following the Merger, and (b) all equity interests and certain unsecured claims in AMR outstanding immediately prior to the Merger would be settled and satisfied in full by the issuance by NewCo of a number of shares of NewCo Common Stock representing, in the aggregate, 72% of the NewCo Common Stock as of immediately following the Merger, which shall be distributed to the holders of such settled equity interests and unsecured claims pursuant to the terms of a plan of reorganization under chapter 11 of title 11 of the United States Code, 11 U.S.C. Sections 101 et seq. The terms and conditions of the Proposed Transaction are set forth in more detail in an Agreement and Plan of Merger, dated as of February 13, 2013, among AMR, AMR Merger Sub, Inc., a wholly-owned subsidiary of AMR, and the Company (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Merger Consideration in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration paid in the Proposed Transaction or otherwise.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement, dated as of February 13, 2013, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and AMR that we believe to be relevant to our analysis, including the Annual Reports on Form 10-K for each of the Company and AMR for the fiscal year ended December 31, 2011, and the Quarterly Reports on Form 10-Q for each of the Company and AMR for the fiscal quarters ended March 31, June 30 and September 30, 2012; (3) certain cost and network synergies projected by the management of the Company (the “Expected Synergies”), and a comparison of such Expected Synergies with synergies disclosed in precedent merger transactions in the airline industry; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Forecasts”); (5) financial and operating information with respect to the business, operations and prospects of AMR furnished to us by the Company, including financial projections of

AMR prepared by management of AMR (the “AMR Forecasts”); (6) the three-year trading history of the Company Common Stock and a comparison of the two-year trading history of the Company Common Stock with the historical average trading prices of certain peer companies that we deemed relevant; (7) a comparison of trading multiples of the Company Common Stock with the historical average trading multiples of certain peer companies that we deemed relevant over a two-year period; (8) certain research analysts’ price targets for the Company; (9) the relative contributions of the Company and AMR to the forecasted future financial performance of NewCo and its subsidiaries on a pro forma basis; (10) the pro forma impact of the Proposed Transaction on the forecasted future financial performance of NewCo and its subsidiaries, including cost and network synergies and transition costs expected by the management of each of the Company and AMR to result from a combination of the businesses; (11) certain analyses related to pension liabilities of AMR prepared by the Company’s actuary, as approved for our use by the Company and AMR; (12) publicly-available financial and operating information with respect to the business, operations and prospects of certain industry trading comparables; and (13) such other studies, analyses and investigations, as we deemed appropriate. In addition, we have had discussions with the management of each of the Company and AMR concerning the business, operations, assets, liabilities, financial condition and prospects of the Company and AMR, respectively, and the strategic rationale for, and the potential benefits of, the Proposed Transaction.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information materially inaccurate or misleading. With respect to the Forecasts, upon the advice of the Company, we have assumed that such Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. With respect to the AMR Forecasts, upon the advice of the Company, we have assumed that such AMR Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of AMR as to the future financial performance of AMR. However, for purposes of our analysis, we also have considered the potential impact of certain post-employment benefit liabilities of AMR not accounted for in the AMR Forecasts, which resulted in certain adjustments to the AMR Forecasts. We have discussed these adjustments to the AMR Forecasts and the valuation of AMR with the management of the Company and they have agreed with our methodology and we have relied upon such adjustments in arriving at our opinion. Furthermore, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or AMR and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or AMR. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of the Company Common Stock or common stock of AMR would trade following the announcement of the Proposed Transaction or shares of common stock of NewCo would trade following the consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the shares of common stock of NewCo to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of the Company Common Stock owned by such stockholders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We have also assumed, with your consent, that the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory, bankruptcy or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration in the Proposed Transaction is fair to the stockholders of the Company.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse a portion of our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services for the Company: (i) co-manager in a $546 million EETC offering completed in December 2012; (ii) participating lender in $100 million term loan completed in February 2012; and (iii) co-manager in a $294 million EETC offering completed in July 2011. In addition, we are currently serving as co-manager in a $623 million EETC offering by the Company to be completed in April 2013, and we will receive customary fees in connection therewith.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and AMR for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

BARCLAYS CAPITAL INC.